Form 20-F
period 2018-01-31
NAKED BRAND GROUP Ltd
filed 2018-06-28
CIK 1707919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Australia
(Jurisdiction of incorporation or organization)

c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia
+61 2 9384 2400
(Address of principal executive offices)

Justin Davis-Rice, Chief Executive Officer
Naked Brand Group Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia
+61 2 9384 2400
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. At June 19, 2018, 22,958,378 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

NAKED BRAND GROUP LTD.

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F to “we,” “our,” “us,” “the company” or similar terms refer to Naked Brand Group Limited and its consolidated subsidiaries. We publish our consolidated financial statements in New Zealand dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in New Zealand dollars, and all references to “$,” “NZD$,” and “dollars” mean New Zealand dollars, unless otherwise indicated.

This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended January 31, 2018, June 30, 2016, June 30, 2015 and the seven month period ended January 31, 2017 (“Audited Consolidated Financial Statements”). Our Audited Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

MERGER

On June 19, 2018, we consummated the transactions contemplated by that certain Agreement and Plan of Reorganization, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018 (the “Merger Agreement”), by and among our company, Naked Brand Group Inc., a Nevada corporation (“Naked”), Bendon Limited, a New Zealand limited company (“Bendon Limited”), Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of ours (“Merger Sub”) and Bendon Investments Ltd., a New Zealand company and at the time the owner of a majority of the outstanding shares of Bendon Limited (the “Principal Shareholder”).

Pursuant to the Merger Agreement, (i) we undertook a reorganization (the “Reorganization”) pursuant to which all of the shareholders of Bendon Limited exchanged all of the outstanding ordinary shares of Bendon Limited (the “Bendon Ordinary Shares”) for our ordinary shares (“Holdco Ordinary Shares”), and (ii) immediately thereafter, the parties effectuated a merger of Merger Sub and Naked, with Naked surviving as a wholly owned subsidiary of ours and the Naked stockholders receiving Holdco Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (the “Merger” and together with the Reorganization, the “Transactions”).

As a result of the Transactions, Bendon Limited and Naked became our wholly owned subsidiaries and the shareholders of Bendon Limited and the stockholders of Naked became shareholders of ours.

TRADEMARKS AND SERVICE MARKS

This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include, among others, the “Naked” trademark, the Heidi Klum trademarks and other related trademarks.

Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ®, (sm) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this Annual Report include, among other things, statements relating to:

•	expectations regarding industry trends and the size and growth rates of addressable markets;

•	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

•	expectations for seasonal trends.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:

•	our ability to implement our growth strategies;

•	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report, which include, but are not limited to, the following risks:

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our marketing programs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw materials costs or currency exchange rates.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any, or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report, particularly in Section 3.D of this Annual Report titled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this Annual Report, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

NON-IFRS FINANCIAL MEASURES

This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measures “EBITDA”.

EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in EBITDA eliminates the non-cash impact.

EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA differently. For a reconciliation of net income from continuing operations to EBITDA, please see Item 5 of this Annual Report, “Operating and Financial Review and Prospects – Results of Operations”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected financial information set forth below has been derived from our audited financial statements for the year ended January 31, 2018, June 30, 2016, June 30, 2015. The seven month period ended January 31, 2017 has been derived from our audited financial statements as at January 31, 2017. The twelve month period ended January 31, 2017 has been derived from unaudited consolidated financial information from the company’s accounting records and is not included in this annual report on Form 20-F.

The selected financial information below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The selected consolidated statements of operations data for the year ended January 31, 2018 and the consolidated balance sheet data as of January 31, 2018 have been derived from our Audited Annual Consolidated Financial Statements prepared and presented in accordance with IFRS, which are included in this Form 20-F. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Form 20-F and the financial statements and the accompanying notes thereto included under Item 18 of this Form 20-F for further information about our financial results and condition.

Bendon Limited Financial Information as prepared under IFRS and in New Zealand Dollars (NZ$)

Consolidated Statement of Operations Data:

		Unaudited
	Jan. 31,	Jan. 31,	Jan. 31,	June. 30,	June. 30,
	2018	2017	2017	2016	2015
	NZ$000	NZ$000	NZ$000	NZ$000	NZ$000
	12 months	12 months	7 months	12 months	12 months
Revenue	131,388	152,144	96,284	151,000	138,838
Cost of goods sold	(87,459)	(84,358)	(57,144)	(83,525)	(79,031)
Gross profit	43,929	67,786	39,140	67,475	59,807
Brand management	(53,653)	(53,957)	(32,040)	(48,362)	(42,203)
Administrative expenses	(4,131)	(3,712)	(2,383)	(4,090)	(4,691)
Corporate expenses	(12,851)	(12,920)	(8,082)	(13,002)	(13,940)
Finance expense	(8,791)	(11,214)	(6,238)	(10,409)	(5,870)
Brand transition, restructure and transaction expenses	(3,272)	(2,430)	(1,321)	(2,232)	(12,182)
Impairment expense	(1,914)	(2,865)	(292)	(2,157)	0
Other foreign currency gains/(losses)	757	(14,327)	(3,306)	(2,423)	4,700
Fair value gain/(loss) on convertible notes derivative	2,393	(592)	(592)	0	0
Loss before income tax	(37,533)	(34,230)	(15,114)	(15,200)	(14,379)
Income tax benefit/(expense)	(60)	(6,123)	(865)	(5,546)	1,274
Loss for the period	(37,593)	(40,352)	(15,979)	(20,746)	(13,105)
Other comprehensive loss
Exchange differences on translation of foreign operations	148	384	(29)	31	(93)
Total comprehensive loss for the period	(37,445)	(39,968)	(16,008)	(20,715)	(13,198)

Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share (NZ$)	(131.38)	(151.14)	(60.54)	(82.86)	(52.79)
Diluted loss per share (NZ$)	(131.38)	(151.14)	(60.54)	(82.86)	(52.79)

Consolidated Balance Sheet Data:

	January 31,	January 31,	June 30,	June 30,
	2018	2017	2016	2015
	NZ$000	NZ$000	NZ$000	NZ$000
Cash and cash equivalents	10,739	2,645	4,193	1,246
Working capital	(20,752)	(19,644)	(19,987)	(24,067)
Total assets	88,096	101,232	95,591	99,849
Borrowings	52,121	68,998	77,593	56,273
Total shareholders’ equity	(5,710)	(9,044)	(17,876)	2,839

Unless otherwise noted, all translations from U.S. dollars to New Zealand dollars in this Form 20-F were made at the closing rate as at January 31, 2018 of NZ$1 = US$1.36. We make no representation that any New Zealand dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or New Zealand dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

The following table sets forth information concerning exchange rates between the U.S. dollar and the New Zealand dollar for the periods indicated, in U.S. dollars per New Zealand dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this Form 20-F or will use in the preparation of our periodic reports or any other information to be provided to you.

	Period End	Average (1)	Maximum	Minimum
June 2018[2]	0.6773	0.6951	0.7042	0.6773
May 2018	0.6971	0.6953	0.7051	0.6863
April 2018	0.7079	0.7258	0.7373	0.7064
March 2018	0.7203	0.7257	0.7334	0.7184
February 2018	0.7233	0.7312	0.7397	0.7212
January 2018	0.7347	0.7255	0.7356	0.7086
December 2017	0.7097	0.6953	0.7097	0.6828
November 2017	0.6846	0.6888	0.6955	0.6806

Source:  The exchange rate refers to the Daily exchange rates set forth in the daily TW1-B1 table released by the Reserve Bank of New Zealand.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
(2)	Through June 28, 2018.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

RISK FACTORS

Risks Related to Our Business and Operations

As used in the risks described in this subsection, references to “we,” “us” and “our” are intended to refer to Naked Brand Group Limited and its subsidiaries unless the context clearly indicates otherwise.

All figures presented below are in New Zealand Dollars, unless otherwise stated.

We have a history of operating losses that may continue into the foreseeable future.

We have a history of operating losses and negative cash flow that may continue into the foreseeable future. If we fail to execute our strategy to achieve and maintain profitability in the future, investors could lose confidence in the value of our Ordinary Shares, which could cause our share price to decline and adversely affect our ability to raise additional capital. Investors should evaluate an investment in our company in light of this.

If we are unable to obtain additional financing on acceptable terms, we may have to curtail our growth or cease our development plans and operations.

The operation of our business and our growth efforts will require significant cash outlays. We are largely dependent on outside capital to implement our business plan and support our operations. We anticipate for the foreseeable future that cash on hand and cash generated from operations will not be sufficient to meet our cash requirements, and that we will need to raise additional capital through investments to fund our operations and growth. We cannot assure you that we will be able to raise additional capital as needed on terms acceptable to us, if at all. If we are unable to raise capital as needed, we may be required to reduce the scope of our growth efforts, which could harm our business plans, financial condition and operating results, or cease our operations entirely, in which case, you may lose all your investment. Financings, including future equity investments, if obtained, may be on terms that are dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price at which you purchase your shares. Furthermore, the terms of securities issued in a financing, if obtained, may be more favorable for new investors.

Investors should be aware that the value of an investment in our company may go down as well as up. In addition, there can be no certainty that the market value of an investment in our company will fully reflect its underlying value.

We have a concentration of sales to key customers and any substantial reduction in sales to these customers would have a material adverse effect on our business.

During the twelve month period ended January 31, 2018, sales were concentrated with Myer, Farmers and Woolworths accounting for 7%, 6% and 2% respectively. During the twelve month period ended January 31, 2017 sales were concentrated with Myer, Farmers, Macy’s and Woolworths accounting for 10%, 7%, 5%, 2%, respectively, of our sales.

Our results of operations would be materially adversely affected if these relationships ceased. Although we have diversified our customers and continue to receive increasing sales orders from existing customers, these customers do not have any ongoing purchase commitment agreement with us; therefore, we cannot guarantee that the volume of sales will remain consistent going forward. Any substantial change in purchasing decisions by these customers, whether due to actions by our competitors, industry factors or otherwise, could have a material adverse effect on our business and our financial condition.

Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties.

During the past several years, various retailers, including some of our largest customers, have experienced significant difficulties, including restructurings, bankruptcies and liquidations. This could adversely affect us because our customers generally pay us after goods are delivered. Adverse changes in our customers’ financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or limit our ability to collect accounts receivable relating to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations and financial condition.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our net revenue and profitability.

The market for intimate apparel products is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business and results of operations. We compete directly against wholesalers and direct retailers of intimate apparel products, including large, diversified companies with substantial market share and strong worldwide brand recognition, such as L Brands Inc., Hanesbrands Inc. and PVH Corp., whose brands include Victoria’s Secrets, Calvin Klein, Maidenform, Bonds and others. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do. Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors promote their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have greater and substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network, as opposed to distribution through retail stores, wholesale or internet, and many of our competitors have substantial resources to devote toward increasing sales in such ways.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. We may be unable to introduce new products in a timely manner. Our customers may not accept our new products including our recently launched women’s products, or our competitors may introduce similar products in a more timely fashion. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products. Our failure to effectively introduce new products that are accepted by consumers could have a material adverse effect on our financial condition.

Our net sales, profit results and cash flows are sensitive to, and may be affected by, general economic conditions, consumer confidence, spending patterns, weather or other market disruptions.

Our net sales, profit, cash flows and future growth may be affected by negative local, regional, national or international political or economic trends or developments that reduce the consumers’ ability or willingness to spend, including the effects of national and international security concerns such as war, terrorism or the threat thereof. In addition, market disruptions due to severe weather conditions, natural disasters, health hazards or other major events or the prospect of these events could also impact consumer spending and confidence levels. Purchases of women’s intimate and other apparel, beauty and personal care products and accessories often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of promotional sales, which could have a material adverse effect on our results of operations, financial condition and cash flows.

The decision by the United Kingdom to leave the European Union (“Brexit”) has increased the uncertainty in the economic and political environment in Europe. In particular, our business in the United Kingdom may be adversely impacted by fluctuations in currency exchange rates, changes in trade policies, or changes in labor, immigration, tax or other laws.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability.

Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.

We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows.

Seasonal fluctuations also affect our cash and inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to risks associated with leasing retail space, are generally subject to long-term non-cancelable leases and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due may lead to the landlord terminating the lease, which would harm our business, profitability and results of operations.

We do not own any of our stores, but instead lease all of our retail stores under operating leases. Our leases generally have initial terms of 5 years. All of our leases require a fixed annual rent, and some of them require the payment of additional rent if store sales exceed a negotiated amount. Most of our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities, and we generally cannot cancel these leases at our option.

Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.

Most of our stores are located in retail shopping areas including malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including “destination” retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by factors that we cannot control, such as economic downturns or changes in consumer demographics in a particular area, competition from internet and other retailers and other retail areas where we do not have stores, the closing or decline in popularity of other stores in the shopping areas where our stores are located and the deterioration in the financial condition of the operators of the shopping areas or developers in which our stores are located.

Our ability to grow depends in part on new store openings and existing store remodels and expansions.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our ability to grow and results of operations, financial condition and cash flows.

Our planned international expansion may adversely impact our results and reputation.

We intend to further expand into international markets through partner arrangements and/or company-owned stores. The risks associated with our expansion into international markets include difficulties in attracting customers due to a lack of customer familiarity with our brands, our lack of familiarity with local customer preferences and seasonal differences in the market. Such expansions will also have upfront investment costs. If the expansion is not accompanied by sufficient revenues to achieve typical or expected operational and financial performance, it may have a material adverse effect on our results of operations and our business reputation.

We may not select suitable business partners for our international expansion, which could have a materially adverse effect on our results of operations.

In expanding into international markets through partner arrangements, we may be exposed to risks if we fail to identify suitable business partners. For example, these third parties may be unable to meet their projections regarding store openings and sales or they may fail to maintain compliance with federal and local law. Because these parties likely will be independent contractors, certain aspects of these arrangements will be outside of our direct control. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our operations in international markets are subject to additional political, economic, and other risks and uncertainties that could adversely affect our business, and our exposure to such risks will increase as we expand into additional international markets.

Our operations in international markets are subject to a number of risks inherent in any business operating in multiple countries. As we continue our international expansion, our operations will continue to encounter the following risks, among others:

•	Competition with new competitors or with existing competitors with an established market presence.
•	General economic conditions in specific countries or markets.
•	Volatility in the geopolitical landscape.
•	Restrictions on the repatriation of funds held internationally
•	Disruptions or delays in shipments.
•	Changes in diplomatic and trade relationships.
•	Political instability.
•	Foreign governmental regulation.

If any of these or other similar events should occur, it could have a material adverse effect on our results of operations, financial condition and cash flows.

Our performance may be affected by general economic conditions and financial difficulties.

Our performance is subject to worldwide economic conditions and their impact on levels of consumer spending. Some of the factors that have, or have had, an impact on discretionary consumer spending include general economic conditions, employment, consumer debt, changes in personal net worth based on changes in securities market price levels, residential real estate and mortgage markets, taxation, healthcare costs, fuel and energy prices, interest rates, credit availability, consumer confidence and other macroeconomic factors.

The worldwide apparel industry is heavily influenced by general economic cycles. Apparel retailing is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of specialty apparel and related goods tend to be highly correlated with the cycles of the levels of disposable income of consumers. As a result, any substantial deterioration in general economic conditions could materially and adversely affect our net sales and results of operations. Downturns, or the expectation of a downturn, in general economic conditions could materially and adversely affect consumer spending patterns, our sales and our results of operations.

Consumer purchases of discretionary items generally decline during recessionary periods and other periods where disposable income is adversely affected. Any downturn in the economy may affect consumer purchases of our merchandise and have an adverse impact on our sales, results of operations and cash flow. Because apparel generally is a discretionary purchase, declines in consumer spending may have a more negative effect on apparel retailers than on other retailers. A decline in consumer spending may negatively affect our profitability.

Future increases in interest rates or other tightening of the credit markets, or future turmoil in the financial markets, could make it more difficult for us to access funds, to refinance our indebtedness (if necessary), to enter into agreements for new indebtedness, or to obtain funding through the issuance of our securities. Any such adverse changes in the credit or financial markets could also impact the ability of our suppliers to access liquidity, or could result in the insolvency of suppliers, which in turn could lead to their failure to deliver our merchandise. Worsening economic conditions could also result in difficulties for financial institutions (including bank failures) and other parties that we may do business with, which could potentially impair our ability to access financing under existing arrangements or to otherwise recover amounts as they become due under our other contractual arrangements. Additionally, either as a result of, or independent of, any financial difficulties and economic weakness in the United States, material fluctuations in currency exchange rates could have a negative impact on our business.

We may be impacted by our ability to service or refinance our debt.

We currently have substantial indebtedness. Some of our debt agreements contain covenants which require maintenance of certain financial ratios and also, under certain conditions, restrict our ability to pay dividends, repurchase common shares and make other restricted payments as defined in those agreements. Our cash flow from operations provides the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt.

If we do not comply with the terms of our existing debt agreements, and such debt agreements cannot be amended or replaced with new indebtedness, we may be in default of our obligations under such debt agreements.

Our existing debt agreements (including our credit facility and our term loan agreement) contain a number of affirmative and negative covenants and representations and warranties. We have, in the past, been required to seek waivers of compliance with, or amendments of, certain of the financial covenants in the debt agreements, and we may be required to seek such waivers or amendments in the future. Our ability to meet these financial covenants may be affected by events beyond our control, and there can be no assurance that the lenders will grant any required waivers under, or amendments to, the debt agreements if for any reason we are unable to meet the requirements of such covenants.

If we fail to comply with covenants, representations or warranties under our debt agreements and do not either receive a waiver or amendment from our lenders or refinance the indebtedness subject to such agreements, such failure could trigger a default under our debt agreements. If we default, the lenders under those debt agreements could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable, which declaration could have an adverse impact on our business and results of operations and may adversely impact our ability to consummate the Transactions.

Our business is exposed to foreign currency exchange rate fluctuations and control regulations.

Our business has substantial international components that expose us to significant foreign exchange risk. Changes in exchange rates can impact our financial results in two ways: a translation impact and a transaction impact. The translation impact refers to the impact that changes in exchange rates can have on our financial results, as our operating results in local foreign currencies are translated into New Zealand dollars using an average exchange rate over the representative period. Accordingly, during times of a strengthening New Zealand dollar, particularly against the Australian dollar, the Euro, the British pound sterling and the US dollar, our results of operations will be negatively impacted, and during times of a weakening New Zealand dollar, our results of operations will be favorably impacted.

The transaction impact on financial results is common for apparel companies operating outside the United States that purchase goods in U.S. dollars, as is the case with most of our foreign operations. During times of a strengthening U.S. dollar, our results of operations will be negatively impacted from these transactions as the increased local currency value of inventory results in higher cost of goods sold in local currency when the goods are sold, and during times of a weakening U.S. dollar, our results of operations will be favorably impacted. We also have exposure to changes in foreign currency exchange rates related to certain intercompany transactions and, to a lesser extent, SG&A expenses that are denominated in currencies other than the functional currency of a particular entity. We currently use and plan to continue to use foreign currency forward exchange contracts or other derivative instruments to mitigate the cash flow or market value risks associated with these inventory and intercompany transactions, but we are unable to entirely eliminate these risks.

We are also exposed to market risk for changes in exchange rates for the U.S. dollar in connection with our business as a licensee. Most of our license agreements require us to pay in Unites States dollars based on the exchange rate as of the last day of the contractual selling period but the sales are reported in the relevant territories’ local currencies. Thus we are exposed to exchange rate changes during and up to the last day of the selling period. In addition, we are exposed to exchange rate changes up to the date we make payment in U.S. dollars. As a result, during times of a strengthening U.S. dollar, our royalty fees will be positively impacted, and during times of a weakening U.S. dollar, our royalty fees will be negatively impacted.

We conduct business, directly or through licensees and other partners, in countries that are or have been subject to exchange rate control regulations and have, as a result, experienced difficulties in receiving payments owed to us when due, with amounts left unpaid for extended periods of time. Although the amounts to date have been immaterial to our results, as our international businesses grow and if controls are enacted or enforced in additional countries, there can be no assurance that such controls would not have a material and adverse effect on our business, financial condition or results of operations.

Our reported financial results may be adversely affected by changes in accounting principles

Generally accepted accounting principles are subject to interpretation by the SEC and the Public Company Accounting Oversight Board and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

While we believe we have taken the steps necessary to improve the effectiveness of our internal control over financial reporting, we can give no assurance that any material weaknesses will arise in the future

Any material weakness or other deficiencies in our disclosure controls and procedures and internal control over financial reporting may affect our ability to report our financial results on a timely and accurate basis and to comply with disclosure obligations or cause our consolidated financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of our common stock or cause investors to lose confidence in our reported financial information. Investors relying upon our consolidated financial statements may make a misinformed investment decision.

Acquisitions may not be successful in achieving intended benefits, cost savings and synergies.

One component of our growth strategy has been to make acquisitions. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities but, due to legal and business limitations, we may not have access to all necessary information. The integration process may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

•	failure to implement our business plan for the combined business;
•	delays or difficulties in completing the integration of acquired companies or assets;
•	higher than expected costs, lower than expected cost savings or a need to allocate resources to manage unexpected operating difficulties;
•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;
•	unanticipated changes in applicable laws and regulations affecting the acquired business;
•	unanticipated changes in the combined business due to potential divestitures or other requirements imposed by antitrust regulators;
•	retaining key customers, suppliers and employees;
•	retaining and obtaining required regulatory approvals, licenses and permits;
•	operating risks inherent in the acquired business;
•	diversion of the attention and resources of management;
•	consumers’ failure to accept product offerings by us or our licensees;
•	assumption of liabilities not identified in due diligence;
•	the impact on our or an acquired business’ internal controls and compliance with the requirements under the Sarbanes-Oxley Act of 2002; and
•	other unanticipated issues, expenses and liabilities.

We have completed acquisitions that have not performed as well as initially expected and cannot assure you that any acquisition will not have a material adverse impact on our financial condition and results of operations.

The loss of the services of Justin Davis-Rice, members of our executive management team, or other key personnel could have a material adverse effect on our business.

Justin Davis-Rice’s leadership in the design and marketing areas of our business has been a critical element of our success since our inception. The death or disability of Mr. Davis-Rice or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business, results of operations, and financial condition.

We also depend on the service and management experience of other key executive officers and other members of senior management who have substantial experience and expertise in our industry and our business and have made significant contributions to our growth and success. The loss of the services of any of our key executive officers or other members of senior management, or one or more of our other key personnel, or the concurrent loss of several of these individuals or any negative public perception with respect to these individuals, could also have a material adverse effect on our business, results of operations, and financial condition.

We are not protected by a material amount of key-man or similar life insurance covering our executive officers, including Mr. Davis-Rice, or other members of senior management. We have entered into employment agreements with certain of our executive officers, but competition for experienced executives in our industry is intense and the non-compete period with respect to certain of our executive officers could, in some circumstances in the event of their termination of employment with our company, end prior to the employment term set forth in their employment agreements.

We rely on third-party suppliers and manufacturers to provide fabrics for and to produce our products, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We do not manufacture our products or the raw materials for them and rely instead on third-party suppliers and manufacturers. Many of the specialty fabrics used in our products are technically advanced textile products developed and manufactured by third parties and may be available, in the short-term, from only one or a very limited number of sources. We may experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier manufacturer, we may be unable to locate additional suppliers of fabrics or raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from other participants in our supply chain. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term. We have occasionally received, and may in the future continue to receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. If defects in the manufacture of our products are not discovered until after our customers purchase such products, our customers could lose confidence in the technical attributes of our products and our results of operations could suffer and our business could be harmed.

The fluctuating cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

The fabrics used by our suppliers and manufacturers include synthetic fabrics whose raw materials include petroleum-based products. Our products also include natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials could have a material adverse effect on our cost of goods sold, results of operations, financial condition and cash flows.

If we are unable to safeguard against security breaches with respect to our information systems our business may be adversely affected.

In the course of our business, we gather, transmit and retain confidential information, including personal information about our customers, and process payment transactions through our information systems. Although we endeavor to protect confidential information and payment information through the implementation of security technologies, processes and procedures, it is possible that an individual or group could defeat security measures and access sensitive information about our customers, employees and other third parties. Any misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information gathered, stored or used by us could have a material impact on the operation of our business, including damaging our reputation with our customers, employees, third parties and investors. We could also incur significant costs implementing additional security measures to comply with applicable federal, state or international laws and regulations governing the unauthorized disclosure of confidential or personally identifiable information as well as increased costs such as organizational changes, implementing additional protection technologies, training employees or engaging consultants. In addition, we could incur lost revenues and face increased litigation as a result of any potential cyber-security breach. We are not aware of that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cyber-security breach or other act, however, a cyber-security breach or other act and/or disruption to our information technology systems could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our fabrics and manufacturing technology are not patented and can be imitated by our competitors.

The intellectual property rights in the technology, fabrics and processes used to manufacture our products are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited and we currently own no patents or exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors do sell similar products to ours at lower prices, our net revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on trademarks, as well as confidentiality procedures, to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate to prevent infringement of such rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, Canada or the European Union, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.

We may be impacted by changes in taxation, trade and other regulatory requirements.

We are subject to income tax in local, national and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. Fluctuations in tax rates and duties, changes in tax legislation or regulation or adverse outcomes of these examinations could have a material adverse effect on our results of operations, financial condition and cash flows.

We have significant tax losses arising on historical trading losses. The availability to utilize these tax losses to offset future taxable profit is dependent on future performance and trade of the business. There can be no assurance as to the availability of these losses for utilization.

There is increased uncertainty with respect to tax policy and trade relations between the U.S. and other countries. Major developments in tax policy or trade relations, such as the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our results of operations, financial condition and cash flows.

Our current operations in international markets and our efforts to expand into additional international markets, and any earnings in those markets, may be affected by legal and regulatory risks.

We are subject to the U.S. Foreign Corrupt Practices Act, in addition to the anti-corruption laws of the foreign countries in which we operate and manufacture our products. Although we implement policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation could result in sanctions or other penalties and have an adverse effect on our business, reputation and operating results.

We may be subject to loss and theft.

Our merchandise is subject to loss, including those caused by illegal or unethical conduct by associates, customers, vendors or unaffiliated third parties. We have experienced events such as inventory shrinkage in the past, and we cannot assure that incidences of loss and theft will decrease in the future or that the measures we are taking will effectively reduce these losses. Higher rates of loss or increased security costs to combat theft could have a material adverse effect on our results of operations, financial condition and cash flows.

We could have failures in our system of internal controls causing us to inaccurately report our financial results or to fail to prevent fraud.

We cannot assure you that there will not be any control deficiencies in the future. Should we become aware of any significant deficiencies or material weaknesses, we would report them to the Audit Committee and recommend prompt remediation. We cannot be certain that these measures will ensure that our controls are adequate in the future or that adequate controls will be effective in preventing fraud. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. Any failures in the effectiveness of our internal controls could have a material adverse effect on our financial condition or operating results or cause us to fail to meet reporting obligations.

A portion of our revenue is dependent on royalties and licensing.

License arrangements exist for Heidi Klum, Stella McCartney and Fredericks of Hollywood that contributed revenue of 25%, 11% and 21% of group sales, respectively, in the twelve month period to January 31, 2018. The gross margin contribution during this period was 19%, 12%, and 30%, respectively, of total group gross margin. License arrangements exist for Heidi Klum, Stella McCartney and Fredericks of Hollywood that contributed revenue of 32%, 9% and 11% of group sales, respectively, in the twelve month period to January 31, 2017. The gross margin contribution during this period was 29%, 8%, and 16%, respectively, of total group gross margin.

The operating profit associated with our royalty, advertising and other revenue is significant because the operating expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant licensing partner, whether due to the termination or expiration of the relationship, the cessation of the licensing partner’s operations or otherwise (including as a result of financial difficulties of the partner), without an equivalent replacement, could materially impact our profitability. For example, Bendon Limited’s license to use the Stella McCartney brand terminates effective June 30, 2018.

While we generally have significant control over our licensing partners’ products and advertising, we rely on our licensing partners for, among other things, operational and financial controls over their businesses. Our licensing partners’ failure to successfully market licensed products or our inability to replace our existing licensing partners could materially and adversely affect our revenue both directly from reduced royalty and advertising and other revenue received and indirectly from reduced sales of our other products. Risks are also associated with our licensing partners’ ability to obtain capital, execute their business plans, timely deliver quality products, manage their labor relations, maintain relationships with their suppliers, manage their credit risk effectively and maintain relationships with their customers.

A significant shift in the relative sources of our earnings, adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our results of operations and cash flow.

We have direct operations in many countries and the applicable tax rates vary by jurisdiction. As a result, our overall effective tax rate could be materially affected by the relative level of earnings in the various taxing jurisdictions to which our earnings are subject. In addition, the tax laws and regulations in the countries where we operate may be subject to change and there may be changes in interpretation and enforcement of tax law. As a result, we may pay additional taxes if tax rates increase or if tax laws, regulations or treaties in the jurisdictions where we operate are modified by the competent authorities in an adverse manner.

In addition, various national and local taxing authorities periodically examine us and our subsidiaries. The resolution of an examination or audit may result in us paying more than the amount that we may have reserved for a particular tax matter, which could have a material adverse effect on our cash flows, business, financial condition and results of operations for any affected reporting period.

We and our subsidiaries are engaged in a number of intercompany transactions. Although we believe that these transactions reflect arm’s length terms and that proper transfer pricing documentation is in place, which should be respected for tax purposes, the transfer prices and conditions may be scrutinized by local tax authorities, which could result in additional tax liabilities.

We have identified material weaknesses in our internal controls over financial reporting.

We have identified material weaknesses that existed as of January 31, 2018, January 31, 2017, June 30, 2016 and June 30, 2015. A material weakness is a deficiency, or a combination of deficiencies in internal controls over financial reporting, such that if there is a material misstatement in our financial statements, they will not necessarily be prevented or detected on a timely basis.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were:

1)	Lack of a functioning audit committee;

2)	Lack of independent directors on our board of directors that are financial experts, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;

3)	Lack of skilled resources and lack of expertise with complex GAAP and SEC reporting matters;

4)	Lack of adequate processes, procedures and internal controls over the collation and review of contracts executed by our company; and

5)	No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures

We believe that these material weaknesses primarily related to our lack of board oversight and appropriately skilled resources. While these material weaknesses have not resulted in errors that were material to our financial statements in the current year, it impacted our company’s ability to close financial reporting on a timely basis and resulted in numerous late amendments to draft financial statements.

The introduction of a properly constituted Board with diverse skills and talent will manage the risks across the business. We delayed implementing the appointment of an appropriately qualified personnel on the basis we are preparing to merge with Naked which has on its Board a newly appointed Independent Non Executive Director and we will also provide appropriate support for our CFO.

We plan to take a number of actions to correct these material weaknesses upon going public including, but not limited to, appointing independent directors, establishing an independent Audit Committee, adding experienced accounting and financial personnel and retaining third party consultants to review our internal controls and recommend improvements.

Our efforts to remediate these material weaknesses may not be effective. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur, or other material weaknesses could occur in the future.

As a result of these material weaknesses, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and could cause the stock price to decline.

As a result of such failures, we could also become subject to investigation by the stock exchange on which our shares are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors, which would harm our reputation, business, financial condition and results or operations, and divert financial and management recoveries from our core business.

The material weaknesses will require management to devote significant time and incur significant expenses to remediate the material weaknesses and they might not be able to remediate the weaknesses in a timely manner.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If in the future we identify other material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Additionally, we currently do not have an internal audit group nor an Audit Committee of our board of directors, and we will eventually need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to have effective internal controls for financial reporting.

We incurred substantial transaction fees and costs in connection with the Merger.

We incurred material non-recurring expenses in connection with the Merger Agreement and consummation of the Transactions contemplated by the Merger Agreement. Additional unanticipated costs may be incurred in the course of the integration of the businesses of Bendon Limited and Naked. We cannot be certain that the elimination of duplicative costs or the realization of other efficiencies related to the integration of the two businesses will offset the transaction and integration costs in the near term, or at all.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Office Location

Our principal and registered office is located at Building 7C, Huntley Street, Alexandria, NSW 2015, Australia, and our telephone number is +61 2 9384 2400. Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174. We do not currently maintain a website. The website presently maintained by Bendon Limited at http://www.bendon.com will contain information about our company, but that information shall not be deemed part of this Form 20-F.

Principal Legal Advisers

Our principal legal adviser in the United States is Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

History and Development

We are an Australian public limited company formed on May 11, 2017 under the name “Bendon Group Holdings Limited.” We were formed to serve as a holding company for Bendon Limited and Naked after consummation of the Transactions.  Prior to the completion of the Transactions, we had no assets and had not conducted any material activities other than those incidental to our formation.

On June 19, 2018, we consummated the Transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Bendon Limited and Naked completed a business combination transaction by means of (i) the Reorganization, pursuant to which all of the shareholders of Bendon Limited exchanged all of the outstanding Bendon Ordinary Shares for Holdco Ordinary Shares, and (ii) immediately thereafter, Merger Sub merged with and into Naked, with Naked surviving as a wholly owned subsidiary of ours and the Naked stockholders receiving Holdco Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked.

Effective on and from the closing of the Transactions, we changed our name from Bendon Group Holdings Limited to “Naked Brand Group Limited.”

Bendon Limited was formed in 1947. Naked was incorporated in the State of Nevada on May 17, 2005, under the name “Search By Headlines.com Corp.”

B.	Business Overview

Unless expressly indicated or the context requires otherwise, as used in this section, the terms “Bendon,” the “Company,” “we,” “us,” and “our” refer to Bendon Limited and, where appropriate, its wholly owned subsidiary. The term “Holdco” refers to Naked Brand Group Limited. The term “Group” refers to Bendon Limited and its affiliated entities.

Overview

Bendon operates in the highly competitive specialty retail business. Founded in 1947 by two brothers, Ray and Des Hurley, Bendon revolutionized the lingerie industry. Rather than force women’s bodies into the restrictive corsetry of the time, Bendon looked at the way women moved and pioneered lingerie that would “bend on” their bodies. We sell women’s and men’s intimate apparel, as well as women’s swimwear. Our merchandise is sold through company-owned retail stores in Australia and New Zealand, which are primarily strip and mall based; through websites; and through wholesale partners in Australia, New Zealand, the United States and Europe (collectively, “partners”).

Bendon has seven reportable segments:

•	Australia Retail: This segment covers retail and outlet stores located in Australia.

•	New Zealand Retail: This segment covers retail and outlet stores located in New Zealand.

•	Australia Wholesale: This segment covers the wholesale of intimates apparel to customers based in Australia.

•	New Zealand Wholesale: This segment covers the wholesale of intimates apparel to customers based in New Zealand.

•	U.S. Wholesale: This segment covers the wholesale of intimates apparel to customers based in the United States.

•	Europe Wholesale: This segment covers the wholesale of intimates apparel to customers based in Europe.

•	E-commerce: This segment covers the group’s online retail activities.

In addition, Bendon continually explores new ways to expand its business, including through the use of new technologies, such as blockchain technology. Bendon is presently evaluating how these new technologies may be leveraged in the retail fashion industry. For instance, blockchain technology might be used in the future to create highly efficient end-to-end operations from suppliers to consumers and also to provide low cost trade finance for market participants through blockchain trading platforms. However, Bendon has not yet taken any steps to evaluate the feasibility of using blockchain technology in its business.

Heidi Klum

Heidi Klum is the face and Creative Director of Bendon’s flagship brands, Heidi Klum Intimates, Heidi Klum Swim, Heidi Klum Man, and Heidi Klum Intimates Solutions. Bendon’s flagship brand, Heidi Klum Intimates collection exudes femininity, elegance and sophistication, each piece designed with the modern woman in mind. We sell our Heidi Klum products at 59 Bendon stores in Australia, New Zealand and Ireland and online at www.bendonlingerie.com and www.heidiklumintimates.com. Additionally, Heidi Klum products are sold in approximately 6,000 wholesale doors in 43 countries across regions in Australia, New Zealand, United States, Europe and United Kingdom under wholesale arrangements.

Stella McCartney

Passionate about lingerie and swimwear, Stella McCartney launched both collections with Bendon, combining the designer’s naturally feminine, confident and modern design sensibility without compromising on functionality and fit. Stella McCartney Lingerie and Stella McCartney Swimwear products are sold at 58 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, Stella McCartney products are sold in approximately 2,200 wholesale doors in 43 countries across regions in Australia, New Zealand, United States, Europe and United Kingdom under wholesale arrangements. Bendon’s license to use the Stella McCartney brand terminates effective June 30, 2018.

Other Brands

Our other brands are Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable and Pleasure State. We also have a sublicense from FOH Online to sell Frederick’s of Hollywood Intimates and Swimwear. We sell our products at 58 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, our products are sold in approximately 3,293 wholesale stores in 43 countries across regions in Australia, New Zealand, United States, Europe and United Kingdom under wholesale arrangements.

Possible Acquisition of FOH Online Corp.

Bendon has had advanced discussion with the sole shareholder of FOH Online Corp. (“FOH Online”) pursuant to which the parties had specified terms by which Bendon could acquire FOH Online from such shareholder. If the transaction was to be completed at the previously specified terms, the consideration for the proposed transaction would involve Holdco issuing to the shareholder of FOH Online (or its designee) 1,304,917 (US$8,220,979 using share price US$6.30) Holdco Ordinary Shares, plus the assumption by our company of approximately US$9,500,000 of FOH Online debt. The proposed transaction is subject to obtaining various third party consents (which we and the shareholder of FOH Online are in the process of seeking to obtain). Furthermore, the terms of the transaction are still subject to discussion and may be changed as a result of any material positive or adverse change to the business of either party. As a result, the proposed transaction is deemed possible but not yet probable of occurring.

If FOH Online is acquired, we would acquire certain of FOH Online’s agreements that provide it with an exclusive license to sell certain Frederick’s of Hollywood products through 2020. Currently, we have a sublicense to sell such products through an agreement with FOH Online; upon completion of the acquisition of FOH Online, however, through FOH Online’s agreements, we would have a license directly with the brand owners to sell such products. These agreements include an option to renew each agreement ten times, each renewal for an additional five-year term. Accordingly, we would have the right to extend each agreement through 2070.

Our Strengths

We believe the following competitive strengths contribute to our leading market position and differentiate us from our competition:

Distinct, Well-Recognized Brands

Bendon’s iconic brands, including Heidi Klum Intimates and Swimwear and Stella McCartney Lingerie and Swimwear, have come to represent a unique lifestyle across its targeted customers. Our brands allow us to target markets across the economic spectrum, across demographics and across the world. We believe our flagship brands and prominent, highly-recognized creative directors provide us with a competitive advantage.

In-Store Experience and Store Operations

We view our customers’ in-store experience as an important vehicle for communicating the image of each brand. We utilize visual presentation of merchandise, in-store marketing, music and our sales associates to reinforce the image represented by the brands.

Our in-store marketing is designed to convey the principal elements and personality of each brand. The store design, furniture, fixtures and music are all carefully planned and coordinated to create a unique shopping experience. Every brand displays merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the company-wide merchandising strategy.

Our sales associates and managers are a central element in creating the atmosphere of the stores by providing a high level of customer service.

Product Development, Sourcing and Logistics

We believe a large part of our success comes from frequent and innovative product launches, as well as launches of new collections from our existing brands. Our merchant, design and sourcing teams have a long history of bringing innovative products to our customers. Our key vendor partners are industry leaders in both innovation and social responsibility. We work closely together to form a world class supply chain that is dynamic and efficient.

Highly Experienced Leadership Team

Our Leadership Team is led by Justin Davis-Rice, Executive Chairman, who joined Bendon in 2011 and is responsible for leading our revenue growth. Prior to joining Bendon, Justin Davis-Rice co-founded Pleasure State. The rest of our senior management team has a wealth of retail and business experience at Gazal, Specialty Fashion Group and Pleasure State. We have developed a strong and collaborative culture aligned around our goals to create the most sensual, functional and comfortable lingerie and underwear for women and men all over the world.

Growth Strategy

Our growth strategy involves seeking to take advantage of the following opportunities across brands and channels:

Channel

•	Opportunity for an additional 50+ retail stores across Australia under a new masthead

•	Additional 25 Bendon outlet stores across Australia and New Zealand in the next 5 years

•	Leveraging e-commerce to attract and educate new and existing customers

•	Targeting e-commerce sales penetration of 10% over the medium term

•	Improving productivity in existing wholesale accounts by gaining additional floor space

•	Selectively adding new wholesale doors, with a focus on US & EU markets

Brands

•	Continuing to build our license portfolio and add new licenses in existing and tangential categories

•	Expanding the brand and product offering via organic innovation and new license partnerships

•	Expanding brand reach by leveraging our brand portfolio to extend globally, particularly in the US and EU

•	Enhancing margins by increasing the proportion of the business derived from direct-to-consumer channels

Vision and Culture

We are passionate about making sure we have a great company culture that supports our vision, which is to be close to our customers for life. We value individual differences and diverse thought processes. We believe the quality of decision making is improved by people with varying backgrounds and perspectives working together by connecting and sharing ideas. If we get the culture right then we can deliver on our goal to be the leader in intimate apparel because great customer service, designing great products, passionate employees and customers will happen naturally. Our commitment to our customers has grown stronger over 70 years, evolving into the Bendon culture statement:

ONE COMPANY, ICONIC BRANDS, A MILLION IDEAS. COLLABORATE AND COMMUNICATE.

We believe this simple, resonant message reminds our people to actively participate, and inspire others, every day in making Bendon a world leader in intimate apparel. At Bendon, our values underpin everything we do. They guide the way we work, the way we make decisions and how we interact with each other. They define what we can expect when we interact with work colleagues, stakeholders and what our customers can expect when they deal with us. Our message is defined by 5 core values:

People

Our success is built on the success of our people, as it is our people who help create a high-performing culture. Friendly, like-minded, innovative and passionate, we work together to achieve a common goal. Driven to be the best we can be, we celebrate our successes and push boundaries in everything we do.

Pride

We are part of an iconic brand that has captured hearts and souls all around the world. We are inspired by our customers and aim to delight our consumers through designing and creating high quality, beautiful products that engage our customers in a lifetime relationship with us. We promote a positive, energizing, and optimistic environment and continuously strive to find ways to improve what we do every day.

Collaboration

At Bendon, we believe that diverse minds are critical to our success and we drive innovation, creativity and problem-solving across all levels. We believe in building strong working relationships, always considering the views of others and most importantly letting people know when they’ve done a good job. A collaborative environment is encouraged with a flat structure and open door policy. Embracing our heritage as a family business means that we all work together as a unit to celebrate ideas enabling us to become stronger and more successful.

Business strength

We are determined to reach greater heights. By constantly raising the bar and aiming for ambitious goals, we commit to achieving superior financial results. Driven by targets, we push ourselves to win and increase our market share. We achieve this through our people and their drive to promote our brands positively at every opportunity and to operate with integrity, openness and honesty.

Responsibility

We are all committed to contributing to a sustainable global community, and supporting non-profit organizations that seek to make a positive difference in the world. We recognize the importance of providing social support to our global community. At Bendon, we look for opportunities to change lives and shape the future by giving our time, money, and unique expertise. Giving is an essential aspect of Bendon’s culture and we have been able to deliver projects and contributions throughout the years. Bendon aims to attract employees who understand this is a core part of who we are.

Real Estate

Executive Offices and Warehouse

Our principal executive offices are in a 2,705 m2 facility located at Building 7C, Huntley Street, Alexandria, NSW 2015, Australia. We have additional office space and a warehouse in a 9,163 m2 facility located at 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand. We occupy the Alexandria facility pursuant to a five-year lease that expires on April 30, 2019 and we occupy the Auckland facility pursuant to a six-year lease that expires on May 31, 2022. We believe that these facilities are in good condition and are suitable to the conduct of our business.

Company-owned Retail Stores

Our company-owned retail stores are located in shopping malls and strips in Australia, New Zealand and Ireland. As a result of our strong brands and established retail presence, we have been able to lease high-traffic locations.

The following table provides the number of our company-owned retail stores in operation for each location as of January 1, 2018 and 2017.

Store Location (State/City)	Country	January 1, 2017	January 1, 2018
Australian Capital Territory	Australia	1	1
New South Wales	Australia	8	8
Queensland	Australia	5	7
South Australia	Australia	1	1
Victoria	Australia	9	10
Western Australia	Australia	1	0
North Island	New Zealand	28	31
South Island	New Zealand	5	5
Kildare	Ireland	1	0

The following table provides the changes in the number of our company-owned retail stores operated for the past five years.

Year	Beginning of Year	Opened	Closed	End of Year
2017	59	7	(3)	63
2016	52	8	(1)	59
2015	50	3	(1)	52
2014	54	2	(6)	50
2013	51	3	0	54

Franchise, License and Wholesale Arrangements

In addition to our company-owned stores, our products are sold at many partner locations in 43 countries. Under these arrangements, third parties operate stores that sell our products under brand names. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale arrangements at the time the title passes to the partner. We continue to increase the number of locations under these types of arrangements as part of our international expansion.

The following table provides the number of partner stores that sell Bendon products as of January 1, 2017 and 2018.

Wholesale doors, excluding distributors		January 1, 2017	January 1, 2018
ANZ	Australia & New Zealand	1,783	1,344
UK	United Kingdom	166	137
INTL	International	106	105
US	United States of America	1,595	5,204
Total		3,650	6,790

Additional Information

Merchandise Suppliers

During fiscal 2018 and fiscal 2017, we purchased merchandise from approximately 22 and 23 suppliers located primarily in China.

Distribution and Merchandise Inventory

Most of our merchandise is shipped to our distribution centers in China, Hong Kong, New Zealand and Los Angeles. We use a variety of shipping terms that result in the transfer of title of the merchandise at either the point of origin or point of destination.

Our policy is to maintain sufficient quantities of inventories on hand in our retail stores and distribution centers to enable us to offer customers an appropriate selection of current merchandise. We emphasize rapid turnover and take markdowns as required to keep merchandise fresh and current.

Information Systems

Our management information systems consist of a full range of retail, financial and merchandising systems. The systems include applications related to point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management, data security and support systems including human resources and finance.

Seasonal Business

Our operations are seasonal in nature and consist of two selling periods across the year, where the second selling season generates the most sales (the August to January period). This second selling period, which includes the holiday season, accounted for approximately 54% and 56% of our net sales for fiscal 2018 and fiscal 2017, respectively, and is typically our most profitable quarters.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents and cash flows generated from operations. In addition, our credit facilities are available for additional working capital needs and investment opportunities.

Regulation

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of customs regulations and international trade arrangements.

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

Trademarks and Patents

Our trademarks and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in 20 countries and with the registries of many foreign countries and/or are protected by common law. All Heidi Klum trademarks are licensed under our license agreement while all of our other trademarks are company-owned. We believe our products are identified by our intellectual property and, thus, our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

Competition

The sale of women’s intimate and other apparel, personal care and beauty products and accessories through retail stores is a highly competitive business with numerous competitors, including individual and chain specialty stores, department stores and discount retailers. Brand image, marketing, design, price, service, assortment and quality are the principal competitive factors in retail store sales. Our online businesses compete with numerous online merchandisers. Image presentation, fulfillment and the factors affecting retail store sales discussed above are the principal competitive factors in online sales.

Employee Relations

As of January 31, 2018, we employed approximately 735 associates, 475 of whom were part-time or casual. None of the employees are currently covered by a collective bargaining agreement. Bendon has had no labor-related work stoppages and believes its relations with its employees are excellent.

C.	Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Annual Report:

Note	Company No.	Incorporated
11	110935	New Zealand
12	1013361	New Zealand
13	480331	New Zealand
14	04200853	England and Wales
15	094492841	NSW Australia
16	3760307	Delaware, USA
17	001222064	NSW Australia
18	153 498 116	VIC Australia
19	149125388	NSW Australia
20	142982483	VIC Australia
21	108588076	NSW Australia
22	1247545	Hong Kong

D.	Property, Plants and Equipment

The disclosure set forth under “Real Estate” on page 19 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis for Bendon Limited provides information concerning our financial condition and results of operations for the year ended January 31, 2018 and 2017 and should be read in conjunction with our audited consolidation financial statements and the related notes included in Part III, Item 17 “Financial Statements”. Our selected financial information are reported for the fiscal years ended January 31, 2018, June 30, 2016 and June 30, 2015 and for the seven month period ended January 31, 2017. In order to provide additional meaningful information to investors, we have included unaudited consolidated information for the 12 month period ended January 31, 2017, and for the seven month period ended January 31, 2016. These unaudited information are presented for comparative purposes to the corresponding fiscal year ended January 31, 2018 and for the seven month period ended January 31, 2017, derived from accounting records.

The following discussion contains forward-looking statements that reflect our future plans, estimates, belief, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in this Form 20-F, particularly in Part I, Item 3D “Risk Factors” and the “Forward-looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Basis of Presentation

The Audited Annual Consolidated Financial Statements of the Company have been prepared in accordance with IFRS as issued by the IASB, and are presented in thousands of New Zealand dollars, except where otherwise indicated. However, certain financial measures contained in this MD&A are non-IFRS measures and are discussed further under “Non-IFRS Measures” below. All references to “$” and “dollars” refer to New Zealand dollars, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.

Introduction

We are a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel and swimwear. Our merchandise is sold through retail and outlet stores located in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States of America and Europe, and through online channels. We operate licensed brands including Heidi Klum, Stella McCartney, and Fredericks of Hollywood, and owned brands including Pleasure State, Davenport, Lovable, Bendon, Fayreform, VaVoom, Evollove, and Hickory. Bendon Limited’s license to use the Stella McCartney brand terminates effective June 30, 2018. Key customers include Farmers, Myer, David Jones and Woolworths.

All dollar values discussed below are presented in New Zealand dollars.

In keeping with customary practice in New Zealand, our fiscal years end on June 30. Subsequent to registration, Bendon Limited changed its fiscal year end to January 31 and align with Naked’s fiscal year end.

Year ended January 31, 2018 and 12-month period ended January 31, 2017 (unaudited)

During the 12- month period ended January 31, 2018 and 12-month period ended January 31, 2017 we incurred a net comprehensive loss of ($37.4m) and ($39.9m) respectively.

7-month period ended January 31, 2017, the 12 month period ended June 30, 2016 and the 12 month period ended June 30, 2015

During the 7-months ended January 31, 2017 and 12-month period ended June 30, 2016 and 12-month period ended June 30, 2015, we incurred a net comprehensive loss of ($16.0m), ($20.7m) and ($13.2m) respectively.

Overview

Year ended January 31, 2018 and 12-month period ended January 31, 2017 (unaudited)

Net sales in the 12-month period ended January 31, 2018 decreased by $20.75m, or 13.6%, to $131.4m when compared with $152.1m in the 12-month period ended January 31, 2017. The sales in the 12-month period ending January 31, 2018 were negatively impacted by a stock supply issue because of liquidity issues.

During the 12-month period ended January 31, 2018 and the 12-month period ended January 31, 2017, the gross margin was 33.4% and 44.6% respectively. The reduction in gross margin was caused by increased discounts provided to customers and sub-optimal stock mix because of the stock supply issue.

Finance expenses decreased by $2.4mm, or 21.6% from $11.2m to $8.8m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017, due to a reduction in interest on the shareholder loan due to the principal amount of such loans being reduced, the majority of which was converted to equity in September 2016.

Brand transition, restructure and transaction expenses increased by $0.8m, or 34.7%, from $2.4m to $3.2m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017, this was driven by costs incurred in respect of the US listing process.

Other foreign currency gains/(losses) reduced from a loss of $14.3m in 12-month period ended January 31, 2017 to a gain of $0.7m in the 12-month period ended Jan 31, 2018, due to gains on foreign exchange contracts.

7-month period ended January 31, 2017, 7-month period ended January 31, 2016 (unaudited), the 12 month period ended June 30, 2016 and the 12 month period ended June 30, 2015

Net sales in the 12 month period ended June 30, 2016 increased by $12.2m, or 8.8%, to $151.0m when compared with $138.8m in the 12 month period ended June 30, 2015. This was driven by extension of the business into providing advisory and management services to other intimates apparel businesses, favorable foreign exchange rate fluctuations between the New Zealand dollar and United States Dollar, growth in U.S. wholesale distribution through a new contract with Macy’s, growth in the online business and introduction of 8 new stores across Australia.

Net sales in the 7-month period ended January 31, 2017 increased by $1.6m, or 1.7%, to $96.2m when compared with $94.7m in the 7-month period ended January 31, 2016. Sales were negatively impacted by a stock supply issue, and less favorable foreign exchange rate fluctuations between the New Zealand dollar and U.S. Dollar, which was offset by the beneficial impact of a new licensing agreement with Fredericks of Hollywood.

During the 7-month period ended January 31, 2017, the 7-month period ended January 31, 2016, the 12 month period ended June 30, 2016 and the 12 month period ended June 30, 2015, the gross margin was 40.7%, 45.1%, 44.7%, and 43.1%, respectively. The movement in gross margin has remained fairly consistent, but has improved due to changes in the sales mix including additional online revenue, as well as positive foreign exchange rate fluctuations.

Brand management expenses increased by $6.2m, or 14.6%, from $42.2m to $48.4m between the 12 month period ended June 30, 2015 and the 12 month period ended June 30, 2016. This was largely driven by growth in business and associated employee costs, as well as additional marketing expenditures to support the introduction of new swimwear ranges. The increase of $4.4m, or 15.9%, from $27.6m to $32.0m in the 7-month period to January 31, 2017 as compared with the 7-month period to January 31, 2016, was also driven by additional marketing expenditures.

Finance expenses increased by $4.5m, or 77.3%, between the 12 month period ended June 30, 2015 and the 12 month period ended June 30, 2016 from $5.9m to $10.4m, due to additional interest expense associated with an increase in debt. The finance expense in the 7-month period to January 31, 2016 and January 31, 2017 increased slightly due to additional interest on convertible loan notes being partially offset by a reduction in interest on the shareholder loan due to the principal amount of such loans being reduced, the majority of which was converted to equity in September 2016.

Brand transition, restructure and transaction expenses of $1.3m, $2.2m and $12.2m were incurred in the 7-month period ended January 31, 2017, the 12 month period ended June 30, 2016 and the 12 month period ended June 30, 2015, respectively. The biggest driver for this decrease was a reduction in brand transition expenses incurred in relation to the transition from the Elle MacPherson to Heidi Klum brand which decreased over time given the Elle MacPherson license was terminated in the fiscal year 2015.

An impairment expense of $2.2m was recognized in the 12 month period ended June 30, 2016 and 7-month period to January 31, 2016 in relation to a goodwill write-off. An impairment expense of $0.3m was recognised in 7-month period to January 31, 2017.

Other foreign currency gains/(losses) reduced from a gain of $4.7m the 12 month period ended June 30, 2015 to a loss of $2.4m in the 12 month period ended June 30, 2016 due to weakening of the New Zealand dollar and the impact of unfavorable hedge contracts entered into. Other foreign currency gains/(losses) reduced from a gain of $5.7m in the 7-month period to January 31, 2016 to a loss of $3.3m in the 7-month period to January 31, 2017 as a result of the same foreign exchange drivers.

Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to our audited financial statements as of and for the year ended January 31, 2018, 7-month period ended January 31, 2017 and the two years ended June 30, 2016 and June 30, 2015. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of the 12 month period ended January 31, 2018, the 7- month period ended January 31, 2017, the 12 month period ended June 30, 2016 and the 12 month period ended June 30, 2015 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

(a) Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the financial year ended 31 January 2018 the Group experienced a loss after income tax from continuing operations of NZ$37.593 million and operating cash outflows of NZ$4.116 million. As at 31 January 2018, the business is in a net current liability position of NZ$20.752 million and has negative net assets of $5.710 million.

The business continued to experience losses in the 31 January 2018 financial year as a result of reduced revenue from wholesale customers, increased rebates and discounts, and the plateauing of sales in retail outlets. The business is experiencing challenging trading conditions which have been impacted by the recent confirmation that the Stella McCartney licence held by the Company expires on 30 June 2018 and the cancelled licence will restrict the Company from selling Stella McCartney product beyond the termination date of the licence. The business has accumulated trade creditors that are trading beyond their original credit terms.

In response management has taken steps to raise further capital to fund new inventory that will restock stores and supply wholesale customers. Management has also engaged in restructuring the businesses operations including reducing costs across channels, renegotiating supplier contracts, resetting customer supply commitments, updating leadership roles, and managing the opening of new stores. The impact from the capital raising and the restructure will take time to have a positive impact on the profit of the business. The Group expects the business will trend to be operating cash flow positive towards the third quarter of the 2019 financial year.

Since the end of the 31 January 2018 financial year the Group has raised further equity which is planned to support the working capital requirements of the Group which in turn is expected to reduce the cost of finance and provide working capital for the purchase of inventory and reduction of aged creditors to free up supply of new season inventory which will assist the Group deliver its forecast.

As at the date of this report and since the end of the 31 January 2018 financial year the Group had received all of the planned equity of USD$23.5 million and has reduced the Bank facilities to the new facility limit and has started to pay creditors.

Immediately prior to the date of this report the Group had executed a new Bank borrowing facility agreement to replace the facilities as at 31 January 2018. The new facility is subject to covenants and has a 12 month term. The Bank has advised that they will revisit the term of the new facility in 12 months after they have assessed the Group’s performance over the next year. However the Group feels comfortable they will be able to manage rollover of the Bank facility on its maturity.

The Bank facilities as at 31 January 2018 are presented on the Balance Sheet as a current liability due to the facilities having an expiry date of 30 June 2018 and having been breached during the lending period. The amount outstanding as at that date was the amount outstanding under the previous facility and amounted to US$25.5 million.

The Group has also obtained a standby facility from an entity associated with a major shareholder, Cullen Investments Limited, to provide funding to the Group if required to deal with any creditor, debt or working capital required by the Group over the next 18 months.

The Group also confirms that it received approval from the shareholders of Naked Brand Group Inc. ("Naked"), a U.S. public corporation listed on Nasdaq, to complete a merger between the Group and Naked. Under the terms of the merger, the Company has registered as a foreign private issuer with the U.S. Securities and Exchange Commission and to list on Nasdaq. The shareholder vote occurred at a merger meeting on 11 June 2018.

In conjunction with the restructure of the Group, management has prepared a forecast income statement, balance sheet, and cash flow statement for the next 12 months following the date of this financial report which indicates they expect to be able to pay their commitments as and when they fall due through negotiation of terms. The forecast includes a number of assumptions regarding the trading of the business and what the business plans to do to return the business to cash flow positive which are consistent with the current trading activities.

The Director and management are confident the Group will be able to deliver the restructured business and the forecast that sets out a plan to return the Group to profit and operating cash flow positive and that if there is any delay in this process the Group is confident of continuing as a going concern through having adequate financial reserves in its standby facility from Cullen Investments Limited.

The major shareholder has committed to a facility for at least the next 18 months to cover a worst case scenario of cash requirements should the Group experience a shortfall in cash from either not meeting its forecast income statement and cash flow, or needing to accelerate a payment to an outstanding creditor or debt provider.

As a result the Director has prepared the financial report on a going concern basis.

(b)	Revenue recognition

Revenue is recognized when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to Bendon Limited and specific criteria relating to the type of revenue as noted below, has been satisfied.

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates. Bendon Limited assess the expected customer returns and rebates according to the specific information in its possession and its past experience in similar cases.

Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognized when there has been a transfer of risk and rewards to the customer. Risks and rewards transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, risks and rewards are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at year end based on shipping terms and historical delivery times. Bendon Limited also provides a reserve for projected merchandise returns based on prior experience.

Bendon Limited sells gift cards to customers. Bendon Limited recognizes revenue from gift cards when they are redeemed by the customers. In addition, Bendon Limited recognizes revenue on unredeemed gift cards after one year when the gift cards have expired.

Significant Accounting Judgments, Estimates, and Assumptions

Significant accounting judgments, estimates, and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Key estimates — inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realizable value. During the period, management have written down inventory based on best estimate of the net realizable value, although until the time that inventory is sold this is an estimate.

Key estimates — impairment of goodwill

In accordance with IAS 36 Impairment of Assets, Bendon Limited is required to estimate the recoverable amount of goodwill at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate and using a terminal value to incorporate expectations of growth thereafter.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

—	growth in future cash flow forecasts;

—	timing and quantum of future capital expenditure;

—	long-term growth rates; and

—	the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect Bendon Limited’s impairment evaluation and hence results.

Bendon Limited’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 12 to the consolidated financial statements.

Key estimates — fair value of financial instruments

Bendon Limited has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Key estimates — impairment of brands

In accordance with IAS 36 Impairment of Assets, Bendon Limited is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

—	growth in brand revenues

—	market royalty rate

—	the selection of discount rates to reflect the risks involved, and

—	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect Bendon Limited’s impairment evaluation and hence results.

Bendon Limited’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 12 to the consolidated financial statements.

Key estimates — taxes

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognized on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

Recent Accounting Pronouncements

New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 31 January 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Nature of change	Impact	Mandatory application date/Date of adoption by Group

IFRS 9 Financial Instruments	IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

Following the changes approved by the IASB in December 2014, the Group no longer expects any impact from the new classification, measurement and derecognition rules on the Group's financial assets and financial liabilities.

There will also be no impact on the Group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities.

The new impairment model is an expected credit loss (ECL) model which may result in the earlier recognition of credit losses.

The Group does not expect any material impact on transition to the new model.

Must be applied for financial years commencing on or after 1 January 2018. The Group will adopt IFRS 9 for the financial year beginning 1 February 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue.

This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognise transitional adjustments in retained earnings on the date of initial application (e.g. 1 February 2018), i.e. without restating the comparative period.

The new rules are applied to contracts that are not completed as of the date of initial application.

Management is currently assessing the impact of the new rules and does not believe the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.

Management have yet to quantify the potential impact of any adjustments.

Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the Group: 1 February 2018.

IFRS 16 Leases

The IASB has issued a new standard for leases. This will replace IAS 17.

The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exemptions are short-term and low-value leases.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities.

Management have yet to quantify the potential impact of any adjustments.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.

Mandatory for financial years commencing on or after 1 January 2019.

Expected date of adoption by the Group: 1 February 2019.

IFRC 23 Uncertainty over Income Tax Treatments (IFRIC 23)	On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.	The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.	IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Recent Developments

•	Subsequent to the end of the financial year the Company entered into a Deed of Amendment and Restatement and Accession with Bank of New Zealand (“BNZ”) to reduce the facility as at 31 January 2018 of NZD$36.4 million to NZD$20 million. In addition the new facility takes over guarantees and financial instruments totaling NZD$1,345,000.

The new facility has been provided for 12 months to 14 June 2019 and is subject to four undertakings being: Interest cover ratio of three times that is first tested as at 30 April 2019; gross EBITDA ratio measured to 3 months to September 2018 of $0, six months to 30 December 2018 is greater than $3 million; inventory and receivables ratio must be greater than 2 times being first measured as at 30 September 2018; and the actual sales and gross margin must not vary by more than 10% from the budget submitted to the Bank.

•	Subsequent to the end of the financial period and up to 13 June 2018 the Company issued new Ordinary Shares to the value of $USD$23.5 million. The share capital has been used to reduce the outstanding Bank facilities as at 31 January 2018 to the new Bank facility limit of NZD$20 million described above.

Subsequent to the end of the financial year on 28 June 2018 the Company entered into a Loan Facility Agreement with an associate of a major shareholder that provides the Company with a standby facility that makes available to the Company a loan facility to fund creditor calls, working capital, and or servicing of repayment of debt facilities. The facility is split between Facility A which is a NZD$10 million amount available for the purpose or creditor calls and working capital; and Facility B which is a NZD$10 million amount for the purpose of repayment of the Company’s debt with BNZ in the event that BNZ gives notice to reduce or repay the facility. Each facility is subject to a facility fee of NZD$500,000 upon first draw down from each facility.

•	The facility expires on the second anniversary of the date of the agreement. Interest is payable under the facility on amounts drawn at a rate of 7.5%.

In the event the Company has outstanding indebtedness under the agreement, the borrower grants to the lender an option to convert all or part of the indebtedness into shares of the Company, where the number of shares are determined by the greater of a calculation using the closing share price and the 30 day VWAP.

•	The Company and Naked Brand Group Inc. completed a merger on 19 June 2018 that was approved by the Naked shareholders on 11 June 2018. The combined group will be known as Naked Brand Group Limited an Australian domiciled entity listed on Nasdaq.

•	Subsequent to the end of the financial period, a shareholder loan (described more fully on page 82 hereof) converted to equity on closing of the merger with Naked Brand Group Inc.

Results of Operations

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

The following table sets forth certain selected operating results and other financial information for each of the years ended January 31, 2018 and 2017:

		Unaudited
	Jan. 31,	Jan. 31,
	2018	2017
	NZ$000	NZ$000%
	12 months	12 months	movement
Revenue	131,388	152,144	-13.6%
Cost of goods sold	(87,459)	(84,358)	-3.7%
Gross profit	43,929	67,786	-35.2%
Brand management	(53,653)	(53,957)	0.6%
Administrative expenses	(4,131)	(3,712)	-11.3%
Corporate expenses	(12,851)	(12,920)	0.5%
Finance expense	(8,791)	(11,214)	21.6%
Brand transition, restructure and transaction expenses	(3,272)	(2,430)	-34.7%
Impairment expense	(1,914)	(2,865)	33.2%
Other foreign currency gains/(losses)	757	(14,327)	105.3%
Fair value gain/(loss) on convertible notes derivative	2,393	(592)	504.5%
Loss before income tax	(37,533)	(34,230)	-9.7%
Income tax benefit/(expense)	(60)	(6,123)	99.0%
Loss for the period	(37,593)	(40,352)	6.8%
Other comprehensive loss
Exchange differences on translation of foreign operations	148	384	-61.5%
Total comprehensive loss for the period	(37,445)	(39,968)	-6.3%

7-month period ended January 31, 2017 compared to 7-month period ended January 31, 2016 and 12-month period ended June 30, 2016 compared to 12-month period ended June 30, 2015

The following table sets forth certain selected operating results and other financial information for each of the 7-month periods ended January 31, 2017 and 2016, and each of the years ended June 30, 2016 and 2015: * – Note that January 31, 2017 is not an annual period, rather it has been derived from accounting records, to provide a 12 month comparative to the January 31, 2018 annual period.

	Jan. 31, 2017 NZ$000 seven months	Unaudited Jan. 31, 2016 NZ$000 seven months	% movement	Jun. 30, 2016 NZ$000 12 months	Jun. 30, 2015 NZ000$ 12 months	% movement
Revenue	96,284	94,667	1.7%	151,000	138,838	8.8%
Cost of goods Sold	(57,144)	(51,998)	9.9%	(83,525)	(79,031)	5.7%
Gross Profit	39,140	42,669	-8.3%	67,475	59,807	12.8%
Brand Management	(32,040)	(27,647)	15.9%	(48,362)	(42,203)	14.6%
Administrative expenses	(2,383)	(2,109)	13.0%	(4,090)	(4,691)	-12.8%
Corporate expenses	(8,082)	(8,236)	-1.9%	(13,002)	(13,940)	-6.7%
Finance expense	(6,238)	(5,436)	14.8%	(10,409)	(5,870)	77.3%
Brand transition, restructure and transaction expense	(1,321)	(1,122)	17.7%	(2,232)	(12,182)	-81.7%
Impairment expense	(292)	(2,157)	-86.5%	(2,157)	-	100.0%
Other foreign currency gains/(losses)	(3,306)	5,685	-158.2%	(2,423)	4,700	-151.6%
Fair value gain/(loss) on convertible notes derivative	(592)	-	100.0%	-	-	0%
Profit/(Loss) before income tax	(15,114)	1,647	1017.7%	(15,200)	(14,379)	5.7%
Income tax benefit/(expense)	(865)	(289)	199.3%	(5,546)	1,274	-535.3%
Profit/(Loss) for the period	(15,979)	1,358	1276.7%	(20,746)	(13,105)	58.3%
Other comprehensive income
Exchange differences on translation of foreign operations	(29)	(379)	92.3%	31	(93)	-133.3%
Total comprehensive income/(loss) for the period	(16,008)	979	-1735.2%	(20,715)	(13,198)	57.0%

Revenue

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

During the 12-month period ended January 31, 2018 the net sales decreased by $20.75m or 13.6% when compared with $152.1m in the 12-month period ended January 31, 2017. The sales in the 12-month period ended January 31, 2018 were negatively impacted by a stock supply issue because of liquidity issues. Three new stores were opened in Australia, as well as two new stores in New Zealand to continue to expand our brand presence across the Australasian market.

7-month period ended January 31, 2017 compared to the 7-month period ended January 31, 2016 (unaudited) and 12-month period ended June 30, 2016 compared to the 12-month period ended June 30, 2015

Net sales in the 7-month period ended January 31, 2017 increased by $1.6m, or 1.7%, to $96.2m when compared with $94.7m in the 7-month period ended January 31, 2016. Sales were negatively impacted by a stock supply issue, and less favorable foreign exchange rate fluctuations between the New Zealand dollar and U.S. Dollar, which was offset by the beneficial impact of a new licensing agreement with Fredericks of Hollywood.

Net sales in the 12-month period ended June 30 2016 increased by $12.2m, or 8.8%, to $151.0m when compared with $138.8m in the 12-month period ended June 30 2015. This was driven by the extension of the business into providing advisory and management services to other intimate apparel businesses, favorable foreign exchange rate fluctuations between the New Zealand dollar and U.S. Dollar, growth in U.S. wholesale distribution through a new contract with Macy’s, growth in the online business and introduction of 8 new stores across Australia.

Gross margins

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

During the 12-month period ended January 31, 2018 and the 12-month period ended January 31, 2017, the gross margin was 33.4% and 44.6% respectively. The reduction in gross margin was caused by increased discounts provided to customers and sub-optimal stock mix because of the stock supply issue.

7-month period ended January 31, 2017 compared to 7-month period ended January 31, 2016 and 12-month period ended June 30, 2016 compared to 12-month period ended June 30, 2015

During the 7-month period ended January 31, 2017, the 7-month period ended January 31, 2016, 12-month period ended June 30 2016 and 12-month period ended June 2015, the gross margin was 40.7%, 45.1%, 44.7%, and 43.1%, respectively. The movement in gross margin has remained fairly consistent, but has improved due to changes in the sales mix including additional online revenue, as well as positive foreign exchange rate fluctuations.

Operating expenses

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

		Unaudited
	Jan. 31,	Jan. 31,
	2018	2017
	NZ$000	NZ$000%
	12 months	12 months	movement
Brand management	(53,653)	(53,957)	0.6%
Administrative expenses	(4,131)	(3,712)	-11.3%
Corporate expenses	(12,851)	(12,920)	0.5%
Finance expense	(8,791)	(11,214)	21.6%
Brand transition, restructure and transaction expenses	(3,272)	(2,430)	-34.7%
Impairment expense	(1,914)	(2,865)	33.2%
Other foreign currency gains/(losses)	757	(14,327)	105.3%
Fair value gain/(loss) on convertible notes derivative	2,393	(592)	504.5%

Brand management expenses decreased by $0.3m, or 0.6%, from $53.9m to $53.6m in the 12-month period to January 31, 2018 as compared with the 12-month period to January 31, 2017. This reduction was due to the increased focus on cost control in this area.

Administrative expenses increased by $0.4m or 11.3% from $3.7m to $4.1m in the 12-month period to January 21, 2018 as compared with the 12-month period to January 31, 2017. This increase was due to a higher spend on accounting and tax fees.

Corporate expenses are consistent with the prior 12-month period, the slight decrease of $69k, or 0.5% between the 12-month period ended to January 31, 2018 and 12- month period to January 31, 2017, from $12.92m to $12.85m is considered immaterial.

Finance expenses decreased by $2.4m, or 21.6% from $11.2m to $8.8m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017, due to a reduction in interest on the shareholder loan due to the principal amount of such loans being reduced, the majority of which was converted to equity in September 2016.

Brand transition, restructure and transaction expenses increased by $0.8m, or 34.7%, from $2.4m to $3.2m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017, this was driven by costs incurred in respect of the US listing process.

Impairment expense decreased by $0.95m or 33.2% from $2.8m to $1.9m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017. During the current financial year an impairment expense of $1.6m was incurred as management impaired the costs incurred on the ERP upgrade, as this software will need to be replaced and updated with a more advanced system. In the 12-month period ended January 31, 2017 an impairment expense of $2.2m was recognized in relation to a goodwill write-off.

Other foreign currency gains/(losses) reduced from a loss of $14.3m in 12-month period ended January 31, 2017 to a gain of $0.7m in the 12-month period ended Jan 31, 2018, due to gains on foreign exchange contracts.

Fair value gain/(loss) on convertible notes derivative was a gain of $2.4m in 12-month period ended January 31, 2018 compared to a loss of $0.6m the period ended January 31, 2017. This is because the derivative ended at conversion date.

7-month period ended January 31, 2017 compared to 7-month period ended January 31, 2016 and 12-month period ended June 30, 2016 compared to 12-month period ended June 30, 2015

	Jan. 31, 2017 NZ$000 seven months	Unaudited Jan. 31, 2016 NZ$000 seven months	% movement	Jun. 30, 2016 NZ$000 12 months	Jun. 30, 2015 NZ000$ 12 months	% movement
Brand management	(32,040)	(27,647)	15.9%	(48,362)	(42,203)	14.6%
Administrative expenses	(2,383)	(2,109)	13.0%	(4,090)	(4,691)	-12.8%
Corporate expenses	(8,082)	(8,236)	-1.9%	(13,002)	(13,940)	-6.7%
Finance expense	(6,238)	(5,436)	14.8%	(10,409)	(5,870)	77.3%
Brand transition, restructure, and transaction expenses	(1,321)	(1,122)	17.7%	(2,232)	(12,182)	-81.7%
Impairment expense	(292)	(2,157)	-86.5%	(2,157)	—	100.0%
Other foreign currency gains/(losses)	(3,306)	5,685	-158.2%	(2,423)	4,700	-151.6%
Fair value gain/(loss) on convertible notes derivative	(592)	-	100.0%	-	-	0%

Brand management expenses increased by $6.2m, or 14.6%, from $42.2m to $48.4m between the 12-month period ended June 30 2015 and 12-month period ended June 30 2016. This was largely driven by growth in business and associated employee costs, as well as additional marketing expenditures to support the introduction of new swimwear ranges. The increase of $4.4m, or 15.9%, from $27.6m to $32.0m in the 7-month period to January 31, 2017 as compared with the 7- month period to January 31, 2016, was also driven by additional marketing expenditures.

Finance expenses increased by $4.5m, or 77.3%, between the 12-month period ended June 30 2015 and 12-month period ended June 30 2016, from $5.9m to $10.4m, due to additional interest expense associated with an increase in debt. The finance expense in the 7- month period to January 31, 2016 and January 31, 2017 remained consistent due to additional interest on convertible loan notes being partially offset by a reduction in interest on the shareholder loan due to the principal amount of such loans being reduced, the majority of which was converted to equity in September 2016.

Brand transition, restructure and transaction expenses decreased by $10.0m from $12.2m in fiscal year 2015 to $2.2m in fiscal year 2016. This was largely driven by a reduction in brand transition expenses incurred in relation the transition from the Elle MacPherson to Heidi Klum brand of $9.2m, given the licence arrangement terminated in fiscal year 2015 and therefore majority of the associated costs were recognized in the same period.

Brand transition, restructure and transaction expenses decreased by $0.9m from $2.2m in the 12-month period ended June 30 2016 to $1.3m in the 7-month period ended January 31, 2017, largely due to a $0.9m decrease in Heidi Klum brand transition costs due to any non-recurring costs associated with the transition having been incurred prior to the 7-months ended January 31, 2017.

An impairment expense of $2.2m was recognized in the 12-month period ended June 30 2016 and 7-month period to January 31, 2016 in relation to a goodwill write-off. An impairment expense of $0.3m was recognised in the 7- month period to January 31, 2017.

Other foreign currency gains/(losses) reduced a gain of $4.7m in the 12-month period ended June 30 2015 to a loss of $2.4m in the 12-month period ended June 30 2016, due to weakening of the New Zealand dollar and the impact of unfavorable hedge contracts.

Other foreign currency gains/(losses) reduced a gain of $5.7m in the 7-month period to January 31, 2016 to a loss of $3.3m in the 7-month period to January 31, 2017 as a result of the same foreign exchange drivers.

Taxation

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

The tax expense of $60k in the 12month period ended January 31, 2018 decreased by $6.06m when compared to the 12-month period ended January 31, 2017. The variance was due to the write off of the carrying value of prior year tax losses and deferred tax in the due to the uncertainty over whether the deferred tax asset could be utilized.

7-month period ended January 31, 2017 compared to the 7-month period ended January 31, 2016 (unaudited) and 12-month period ended June 30, 2016 and the 12-month period ended June 30, 2015

The tax benefit of $1.3m in the 12-month period ended June 30 2015, increased by $6.8m, which resulted in a tax expense of $5.5m in the 12-month period ended June 30 2016. A tax expense of $0.9m was recognised in the 7- month period to January 31, 2017. The variances were caused by a write off of the carrying value of prior year tax losses and deferred tax temporary differences in the 12-month period ended June 30 2016 due to uncertainty over future profitability to ensure utilization of the deferred tax assets.

The effective tax rate for the 7-month period ended January 31, 2017, the 12-month period ended June 30 2016 and the 12-month period ended June 30 2015 was 5.7%, 36.5% and 8.9%, respectively. These effective tax rates can be explained by deferred tax credits not brought to accounts due to uncertainty over their availability for utilization.

Net loss and comprehensive loss

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

The net loss in the 12-month period ended January 31, 2018 decreased by $2.5m, or 6.3%, to ($37.4m) when compared with ($39.9m) in the 12-month period ended January 31, 2017. The decrease in gross profit of $23.9m in the 12-month period ended January 31, 2018 when compared with the 12-month period ended January 31, 2017 was significantly offset by the reduction in expenses of $20.5m when comparing the same 12 month periods. Tax expense also decreased by $6.06m when compared to the 12-month period ended January 31, 2017 to $60k in the 12month period ended January 31, 2018. The variance was due to the write off of the carrying value of prior year tax losses and deferred tax in the due to the uncertainty over whether the deferred tax asset could be utilized.

7-month period ended January 31, 2017 compared to the 7-month period ended January 31, 2016 (unaudited) and 12-month period ended June 30, 2016 and the 12-month period ended June 30, 2015

For the seven months ended January 31, 2017 and fiscal years ended June 30, 2016 (fiscal year 2016) and June 30, 2015 (fiscal year 2015), we incurred a net comprehensive loss of ($16.0m), ($20.7m) and ($13.2m) respectively. Gross profit for the seven month period ended January 31, 2017, the seven month period ended January 31, 2016, fiscal year 2016 and fiscal year 2015 was 40.7%, 45.1%, 44.7%, and 43.1%, respectively. The movement in gross margin has remained fairly consistent, but improved due to changes in the sales mix including additional online revenue, as well as positive foreign exchange rate fluctuations. The tax benefit of $1.3m in fiscal year 2015, increased by $6.8m, which resulted in a tax expense of $5.5m in fiscal year 2016. A tax expense of $0.9m was recognised in the seven month period to January 31, 2017. The variances were caused by a write off of the carrying value of prior year tax losses and deferred tax temporary differences in fiscal year 2016 due to uncertainty over future profitability to ensure utilization of the deferred tax assets.

The net loss in the 6-month period ended July 31, 2017 increased by $4.8m, or 34.8%, to ($18.5m) when compared with ($13.7m) in the 12-month period ended July 31, 2016. This net loss was due to a reduction in gross profit, which decreased $13.6m in the 6-month period ended July 31, 2017 when compared with the 6-month period ended July 31, 2016, however this was partially offset by a reduction in expenses of $2.2m and a reduction in income tax expense of $5.9m for the 6-month period ended July 31, 2017 when compared with the 6-month period ended July 31, 2016.

Segmented Reporting

Bendon Limited has seven reportable segments: Australia retail, New Zealand retail, Australia wholesale, New Zealand wholesale, US wholesale, Europe wholesale and E-commerce.

•	Australia retail. This segment covers retail and outlet stores located in Australia.

•	New Zealand retail. This segment covers retail and outlet stores located in New Zealand.

•	Australia wholesale. This segment covers the wholesale of intimates apparel to customers based in Australia.

•	New Zealand wholesale. This segment covers the wholesale of intimates apparel to customers based in New Zealand.

•	US wholesale. This segment covers the wholesale of intimates apparel to customers based in the United States of America.

•	Europe wholesale. This segment covers the wholesale of intimates apparel to customers based in Europe.

•	E-commerce. This segment covers the group’s online retail activities.

The following table provides our segment net sales, gross margin and EBITDA for the 12-month period to January 31, 2018, and the 12-month period to January 31, 2017.

Year ending January 31, 2018

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated
	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	Total
Revenue	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)

Year ending January 31, 2017 (Unaudited)

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated
	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	Total
Revenue	35,968	19,395	13,636	27,174	15,695	15,148	23,424	1,702	152,143
Gross margin	20,761	10,958	4,072	9,764	4,979	5,013	10,879	1,358	67,785
EBITDA	7,683	310	1,157	5,623	907	925	4,551	(19,060)	2,098

For the 7-months ended January 31, 2017

	NZ Retail NZ$000's	AU Retail NZ$000's	NZ Wholesale NZ$000's	AU Wholesale NZ$000's	US Wholesale NZ$000's	EU Wholesale NZ$000's	e-commerce NZ$000's	Unallocated NZ$000's	Total
Revenue	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
Gross margin	12,246	6,461	2,523	6,660	2,081	3,271	6,238	(340)	39,140
EBITDA	4,766	265	2,048	4,571	16	1,258	2,584	(17,634)	(2,126)

Year to June 30, 2016

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$ 000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$ 000’s	Unallocated NZ$000’s	Total
Revenue	37,389	20,680	15,071	28,021	18,876	16,531	6,722	7,710	151,000
Gross margin	21,336	11,750	4,350	9,965	4,336	4,873	3,140	7,725	67,475
EBITDA	9,073	1,915	3,641	6,445	1,519	1,669	1,101	(14,893)	10,470

Year to June 30, 2015

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$ 000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$ 000’s	Unallocated NZ$000’s	Total
Revenue	37,089	18,491	16,333	29,817	13,853	17,548	5,683	24	138,838
Gross margin	20,819	10,425	5,355	11,356	2,924	6,290	2,611	27	59,807
EBITDA	8,934	2,801	3,568	8,907	388	3,024	620	(24,822)	3,420

(1)	Unallocated revenue, gross margin and EBITDA relates to revenue, gross margin and EBITDA that cannot be attributed directly to the other reportable segments above including various brand management and head office costs.

New Zealand and Australia Retail

In the 12-month period ended January 31, 2018 New Zealand retail EBITDA was $4.3m compared with $7.7m in the 12-month period to January 31, 2017. Australian Retail EBITDA for the 12-month period ended January 31, 2018 was a loss of $2.5m compared with a profit of $0.3m in the 12-month period to January 31, 2017. A challenging retail environment, seasonal product mix and vendor supply issues were the key reasons for this reduced EBITDA across both the New Zealand and Australian retail markets.

New Zealand Retail Gross margin reduced 5.8% between the 12-month period to January 31, 2018 and 12- month period to January 31, 2017 from 57.7% to 51.9%. Australia Retail Gross margin reduced 8.4% between the 12-month period to January 31, 2018 and 12- month period to January 31, 2017 from 56.5% to 48.1%. The reduction in the gross margin in both markets was caused by increased discounts provided to customers and sub-optimal stock mix because of the stock supply issue.

In the 7-month period ended January 31, 2017, the 12-month period ended June 30 2016, the 12-month period ended June 30 2015, New Zealand retail EBITDA was $4.8m, $9.1m, and $8.9m respectively, as a result of similar trading conditions and consistent store numbers.

In the 12-month period ended June 30 2016, Australia retail recognized increased revenue and reduced EBITDA of $20.7m and $1.9m, respectively, as compared with $18.5m and $2.8m, respectively, in the 12-month period ended June 30 2015. The increase in revenue was due to the introduction of 8 new outlet stores, which due to early trading losses experienced reduced EBITDA. The revenue and EBITDA in the 7-month period to January 31, 2017 showed a consistent trend as compared with the 12-month period ended June 30 2016.

NZ Wholesale, AU Wholesale, US Wholesale and EU wholesale

In the 12-month period ended January 31, 2018 EBITDA increased in the NZ Wholesale and EU Wholesale markets and decreased in the AU Wholesale and US Wholesale markets when compared with the 12-month period ended January 31, 2017. New Zealand wholesale EBITDA was $1.17m in the 12-months ended January 31, 2018, compared with $1.15m in the 12-months ended January 31, 2017. AU wholesale EBITDA was a loss of $0.8m in the 12-months ended January 31, 2018, compared with an EBITDA profit of $5.6m in the 12-months ended January 31, 2017. US wholesale EBITDA was a loss of $3.3m in the 12-months ended January 31, 2018 compared with an EBITDA profit of $0.9m in the 12-months ended January 31, 2017. EU wholesale EBITDA was a profit of $1.06m in the 12-months ended January 31, 2018, compared with a profit of $0.9m in the 12-months ended January 31, 2017.

In the 12-month period ended January 31, 2018 and 12-month period ended January 31, 2017 New Zealand wholesale revenue was $10.4m and $13.6m, respectively. Cancellation of orders from our key account holders due to vendor supply issues were the key reasons for these reduced sales.

In the 12-month period ended January 31, 2018 and 12-month period ended January 31, 2017, Australia wholesale revenue was $15.5 and $27.1, respectively. In the 12-month period ended January 31, 2018 Australia Wholesale EBITDA was a loss of $0.8m compared with a profit of $5.6m in the 12-month period to January 31, 2017. The EBITDA loss for the Australian market was due to the cancellation of multiple orders as a result of delayed supply, due to vendor delays and discounts offered to customers for delayed ranges.

US wholesale revenue dropped from $15.7m for the 12-month period ended January 31, 2018 to $6.4m for the 12-month period ended January 31, 2017. The EBITDA Loss for the period ended January 31, 2018 was $3.3m compared to the EBITDA profit of $0.9m for the year ended January 31,2017. The EBITDA loss incurred for the US Wholesale market was primarily due to our relationship ending with Macy’s

In the 12-month period ended January 31, 2018, and the 12-month period ended January 31, 2017, EU wholesale revenue was $14.1m, and $15.1m respectively. EU Wholesale Gross margin decreased 5.1% between the 12-month period to January 31, 2018 and 12- month period to January 31, 2017 from 33.1% to 28%. These fluctuations were driven by changes in customer mix. EBITDA increased year on year, driven by a reduction in expenses.

In the 7-month period ended January 31, 2017, the 12-month period ended June 30 2016, and the 12-month period ended June 30 2015, New Zealand wholesale revenue was $7.5m, $15.1m, and $16.3m, respectively. In the 7-month period ended January 31, 2017, the 12-month period ended June 30 2016, and the 12-month period ended June 30 2015, Australia wholesale revenue was $18.1m, $28.0m and $29.8m, respectively. These fluctuations were driven by changes in customer mix and a general trend in the business to focus on its direct to consumer strategy. EBITDA for these respective segments was in line with sales movements.

US wholesale revenue grew from $13.9m in the 12-month period ended June 30 2015 to $18.9m in the 12-month period ended June 30 2016 as a result of a new Macy’s contract and favorable foreign exchange rate variances. U.S. wholesale revenue was $9.0m and EBITDA was $0.0m in the 7-month period to January 31, 2017 which was due to reduced business from Macy’s and less favorable foreign exchange movements than in the 12-month period ended June 30 2016. EBITDA for this segment was in line with sales movements.

In the 7-month period ended January 31, 2017, the 12-month period ended June 30 2016, and the 12-month period ended June 30 2015, EU wholesale revenue was $9.6m, $16.5m, and $17.5m respectively. These fluctuations were driven by changes in customer mix and general trend in the business to focus on its direct to consumer strategy. EBITDA for segments was in line with sales movements.

E-commerce

For the 12-months ended January 31, 2018 our e-commerce EBITDA was a loss of $0.3m compared with a profit of $4.5m for the 12-months ended January 31, 2017. The loss for this period is due to decrease in margin as a result of the new license fee under the license agreement with FOH and discounts offered to customers. E-commerce Gross margin reduced 11.5% between the 12-month period to January 31, 2018 and 12-month period to January 31, 2017 from 46.4% to 34.9%.

In the 12-month period ended June 30 2016, e-commerce Revenue grew to $6.7m from $5.7m in the 12-month period ended June 30 2015. This was as a result of changing consumer trends and a conscious shift in the business to focus on this revenue stream. EBIDA for this segment was in line with sales movements.

The e-commerce revenue and EBITDA increased significantly in the 7-month period to January 31, 2017, to $18.4m and $2.6m respectively. This was as a result of entering into a license agreement with Fredericks of Hollywood. The previous management service arrangement with Fredericks of Hollywood that existed in the 12-month period ended June 30 2016 was not allocated to this segment.

Reconciliations

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in EBITDA eliminates the non-cash impact.

		Unaudited
	12 months	12 months
	ended	ended
	January 2018	January 2017
	NZ$000	NZ$000
Segment EBITDA	(24,053)	2,098
Income tax (expense)/benefit	(60)	(6,123)
Any other reconciling items	(13,480)	(36,327)
Total net loss after tax	(37,593)	(40,352)

7-month period ended January 31, 2017 compared to the 12-month period ended June 30, 2016 and the 12-month period ended June 30, 2015

	7 months ended January 2017 NZ$000’s	12 months ended June 2016 NZ$000’s	12 months ended June 2015 NZ$000’s
Segment EBITDA	(2,126)	10,470	3,420
Income tax (expense)/ benefit	(865)	(5,546)	1,274
Other Revenue		7,710	24
Any other reconciling items	(12,988)	(33,380)	(17,823)
Total net loss after tax	(15,979)	(20,746)	(13,105)

Other reconciling items consist of brand transition, restructure and transaction expenses, finance expense, impairment expense, depreciation and amortization, fair value (gain)/loss on foreign exchange contracts, and unrealized foreign exchange (gain)/loss.

Non-IFRS Financial Measures

A.	Financial Condition, Liquidity, and Capital Resources

Liquidity

12-month period ended January 31, 2018 compared to 12-month period ended January 31, 2017

Our cash requirements have been principally to fund working capital needs and to support the growth of the business. As of January 31, 2018, and January 31, 2017, Bendon Limited had cash totaling $10.7m and $2.6m respectively. During the 12-months ended January 31, 2018 and the 12-months ended January 31, 2017, insufficient cash liquidity contributed to a stock supply issue as described above.

Management intends to continue to raise funds from equity financing to fund our operations and future strategies. During the year ended January 31, 2018, Bendon Limited issued an aggregate amount of USD $2,600,000 (NZ$3,544,649) of convertible notes.

Our cash requirements have been principally to fund working capital needs and to support the growth of the business.

Management intends to continue to raise funds from equity financing to fund our operations and objectives. There is no assurance the additional funding will be achieved. If we are unable to achieve the additional funding, we may not be able to conduct our operations and pursue our objectives as presently contemplated, which may adversely affect our results of operations and financial condition.

Working capital

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

	January 31,	January 31,
	2018	2017
	NZ$000	NZ$000
Current Assets	70,343	81,588
Current Liabilities	(91,095)	(101,232)
Working Capital	(20,752)	(19,644)

The negative working capital is primarily driven by the classification of bank debt and shareholder loan as current liabilities. As of January 31, 2018, current assets decreased due to both the reduction in inventory because of vendor supply issues and the reduced trade and other receivables as a result of cancelled orders from our wholesale accounts due to vendor supply issues

We have managed our working capital constraints through deferral of creditor settlement. We believe the overdue creditor relationships have been appropriately managed and we do not have serious concerns with regards to delayed settlement. We believe the agreements to bring creditor payments current have been appropriately arranged with suppliers and we believe the capital raises will help to reduce the overdue creditor position.

7-month period ended January 31, 2017 compared to 12-month period ended June 30, 2016 and 12-month period ended June 30, 2015

	January 31, 2017 NZ$000’s	June 30, 2016 NZ$000’s	June 30, 2015 NZ000’s
Current Assets	81,588	74,807	70,026
Current Liabilities	(108,027)	(94,794)	(94,093)
Working Capital	(26,439)	(19,987)	(24,067)

The negative working capital is primarily driven by the classification of bank debt and shareholders loan as current liabilities.

We have managed our working capital constraints through deferral of creditor settlement. We believe the overdue creditor relationships have been appropriately managed and we do not have serious concerns with regards to delayed settlement. We believe the agreements to bring creditor payments current have been appropriately arranged with suppliers and we believe the capital raises anticipated to be completed should reduce the overdue creditor position

Cash flows

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

	12 months	12 months
	ended	ended
	January 31,	January 31,
	2018	2017
	NZ$000	NZ$000
Net cash outflow from operating activities	(4,116)	(15,160)
Net cash outflow from investing activities	(2,312)	(2,933)
Net cash inflow from financing activities	14,496	17,039
Net increase/(decrease) in cash and cash equivalents held	8,068	(1,053)
Cash and cash equivalents at end of the year	10,739	2,645

Operating Activities

Net cash outflow from operating activities for the 12-month period to January 31, 2018 and, 12-month period to January 31, 2017 was $4.1m, and $15.1m, respectively. This was largely as a result of the net loss for the periods. Bendon Limited will continue to implement a restructure plan to create cost savings and manage the overhead structure, which will show as favorable impact in the cash flow going forward.

Investing Activities

Net cash outflow from investing activities for the 12-month period to January 31, 2018 and, 12-month period to January 31, 2017 was $2.3m, and $2.9m, respectively. This was largely driven by capital expenditure on property, plant and equipment in stores including enhancement of existing stores and introduction of new stores.

Financing Activities

Net cash inflow from financing activities for the 12-month period to January 31, 2018 and, 12-month period to January 31, 2017 was $14.5m, and $17m, respectively. During the 12-month period to January 31, 2018 the company raised $22m through the issue of shares and an additional $4.5m through convertible note issuance. These funds were used partly to fund interest charges of $3.4m during the period, and to also repay the bank $9.7m.

7-month period ended January 31, 2017 compared to 12-month period ended June 30, 2016 and 12-month period ended June 30 2015

	7 months ended January 31, 2017 NZ$000’s	12 months ended June 30, 2016 NZ$000’s	12 months ended June 30, 2015 NZ000’s
Net cash (outflow) from operating activities	(13,518)	(5,040)	(17,199)
Net cash (outflow) from investing activities	(1,074)	(3,178)	(5,794)
Net cash inflow from financing activities	13,082	11,251	20,524
Net increase/decrease in cash and cash equivalents held	(1,510)	3,033	(2,469)
Cash and cash equivalents	2,644	4,193	1,246

Operating Activities

Net cash (outflow) from operating activities for the 7-month period to January 31, 2017, 12 month period ended June 30 2016 and the 12 month period ended June 30, 2015 was $13.5m, $5.0m, and $17.2m, respectively, which was largely as a result of the net loss for the periods.

Investing Activities

Net cash (outflow) from investing activities for the 7-month period to January 31, 2017, the 12 month period ended June 30, 2016 and the 12 month period ended June 30, 2015 was $1.1m, $3.2m, and $5.8m respectively. This was largely driven by capital expenditure on property, plant and equipment in stores including enhancement of existing stores and introduction of new stores.

Financing Activities

Net cash inflow from financing activities for the 7- month period to January 31, 2017, the 12 month period ended June 30, 2016, and the 12 month period ended June 30, 2015 was $13.1m, $11.3m, and $20.5m respectively. Bank debt and shareholder loan finance increased in the 12 month period ended June 30 2015 and the 12 month period ended June 30 2016 to fund operating cash outflows. During the 7- month period ended January 31, 2017, in addition to additional bank and shareholder debt, cash was also raised through issuance of $16.5m in convertible note debt.

Indebtedness

Bank loan

Year ended January 31, 2018

On 27 June 2016, all banking facilities were repaid and a new banking arrangement with BNZ commenced. BNZ has a first ranking charge over all assets of the Bendon Limited group.

The new debt arrangement entered into on 27 June 2016 includes a term loan facility and interchangeable (working capital) loan facility. All amounts are current and due within 12 months as at January 31, 2018.

The term loan facility of NZD$16,000,000 is repayable on 27 June 2018. The current interest rate on this loan is 5.55% (31 January 2017: 4.84%, 2016: 4.77%) per annum. There has been a breach of covenant during the period.

As at 31 January 2018, the interchangeable facility is NZD$22,489,428 (31 January 2017: NZD$31,710,000, 30 June 2016: NZD$32,877,397) has a limit of NZD$35,000,000 and is repayable on demand. The current interest rate on this loan is 5.32% (31 January 2017: 3.87%). It provides a working capital facility, by allowing the Company to sell its trade receivables and fund the purchases of stock.

Bank of New Zealand has the first ranking charge over all assets of Bendon Limited. Under the terms of the major borrowing facilities, there were no covenants in place until 31 December 2016. From this date onwards, the group is required to comply with financial covenants in respect of a gearing ratio, fixed charge cover ratio, interest cover ratio, and capex spend.

As at 30 September 2017, 31 December 2017 there was a breach in the gearing ratio covenant that is not to be greater than 2.25 times for the reporting period. As at those dates the gearing ratio was calculated at 6.45 times and 5.96 respectively. The Bank has advised that they are currently taking the Breach under review and they expressly reserve their rights under the facility agreement. The covenant is still in breach, and this is still under review as at the date of the report.

Subsequent to the end of the period Bendon Limited has reduced the facility by the following: $1.8m on 4 August 2017, $2.7m on 7 August 2017 and $4.3m on 31 August 2017 as a permanent reduction.

The Bank has increased the Margin to 2% per annum and line fee of 1%.

The company refinanced the facility with the Bank on June 19, 2018, as further described in “Going concern” below.

7-month period ended January 31, 2017 compared to 12-month period ended June 30, 2016 and 12-month period ended June 30 2015

As at June 30, 2015, the banking arrangement consisted of a bank loan of $17.8m, overdraft facilities of $18.1m, and a facility for the purchase of receivables $3.4m. On June 22, 2016, all banking facilities with the Australia and New Zealand Banking Group (“ANZ”) were repaid and a new banking arrangement with the Bank of New Zealand (“BNZ”) commenced.

The new debt arrangement entered into on June 27, 2016 with BNZ includes a term loan facility of $16.0m repayable on June 22, 2018 and an interchangeable working capital loan facility with a limit of $35.0m, which is repayable on demand.

As at June 30, 2016 and January 31, 2017, the interchangeable facility is $32.9m and $31.7m, respectively, and the term loan of $16.0m is fully drawn down.

As at December 31, 2016, March 31, 2017, and June 30, 2016 there was a breach in the gearing ratio covenant and therefore the term loan is classified as current on the basis it is repayable on demand. Bendon Limited has undertaken to reduce its level of bank debt to ensure future compliance.

Shareholder loan

Year ended January 31, 2018

The Group has loan from shareholders of $10,951,295 (31 January 2017: $8,200,000, 30 June 2016: $29,280,991, 30 June 2015: $16,917,902), which are secured by a debenture over the assets of the Group, subordinated to the bank loan.

On 29 September 2016, Bendon Limited issued additional 24,839 shares to the shareholders as part of an agreement to convert debt to equity. The amount of debt converted on this date amounted to $24,839,783. The remainder of the shareholder loan remained outstanding and is at call as per the shareholders Agreement. The shareholder has confirmed the loan will not be recalled in the period twelve months from the date of signing the 31 January 2018 financial statements.

The current interest rate on shareholder loans is 30% (31 January 2017: 30%, 30 June 2016: 30%, 30 June 2015: 30%) and was increased at the end of 2014, and is capitalised quarterly. Total interest capitalised and accrued during the year ending 31 January 2018 is $2,806,945 (2017: $6,436,987, year ended 30 June 2016: $7,042,000, year ended 30 June 2015:

$3,192,000).

The Shareholder loan has now converted to equity due to the closing of the Transactions.

7-month period ended January 31, 2017 (unaudited) compared to 12-month period ended June 30, 2016 and 12-month period ended June 30 2015

Bendon Limited has loans from shareholders of $29.3m at June 30, 2016 and $16.9m at June 30, 2015. On September 29, 2016, $24.8m debt converted to equity. The loan from shareholders was $8.2m at January 31, 2017. The shareholders have confirmed remainder of loan will not be recalled in 12 months from signing of the financial statements, unless settled in context of transaction.

Convertible loan

Year ended January 31, 2018

During the year to 31 January 2018, Bendon Limited has on issue an aggregate amount of USD$2,600,000 (NZD$3,624,198) (31 January 2017: USD$12,000,000 (NZD$16,474,465) convertible loan notes with 10% interest pursuant to an Investment Agreement dated on 9 August 2017. The convertible notes are subject to a conversion at a fixed value on the business day immediately prior to the Scrip-for-Scrip Rollover and maturity date of 10th August 2019. Conversion is at the noteholders option. If conversion does not occur the convertible notes are redeemable at maturity. The issuer can elect to redeem at any time prior to maturity.

On 29th September 2017, the holders of USD$11.75m (NZ$16.79m) of convertible notes converted to 23,961 ordinary shares. The holder of US$1.0m (NZ$1.42m) of convertible notes elected for their convertible note to be repaid, and classified as other loan.

The carrying value of the convertible notes at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative recognised. The convertible notes are subsequently measured at amortised cost using the effective interest rate method. The carrying value of the convertible notes at 31 January 2018 was $1,740,000 (31 January 2017: $13,744,000).

The convertible loans have now converted to equity due to the closing of the Transactions.

7-month period ended January 31, 2017 (unaudited) compared to 12-month period ended June 30, 2016 and 12-month period ended June 30 2015

During the 7-month period ended January 31, 2017, an aggregate amount of US$12.0m ($16.5m) convertible notes were issued. The convertible notes are subject to conversion at a fixed value on the election date of September 15, 2017 and have a maturity date of September 30, 2017. Conversion is at the noteholders option. If the conversion does not occur, the convertible notes are redeemable at maturity. The issuer can elect to redeem at any time prior to maturity. The notes are convertible into ordinary shares of Bendon Limited, at the option of the holder, or redeemable on September 30, 2017.

B.	Research and Development, Patents and Licenses

We do not have any set research and development policies and have not spent a significant amount on research and development in the last three fiscal years

C.	Trend Information

For a discussion of trends relating to revenues, please see Item 5.A, “Results of Operations,” contained in this Annual Report and incorporated herein by reference.

D.	Off-balance Sheet Arrangements

Except for amounts due under operating lease commitments disclosed below under Item E, “Contractual Obligations,” of this Annual Report, we do not have any material off-balance sheet commitments or arrangements.

E.	Contractual Obligations

As of January 31, 2018, our contractual, obligations, excluding trade creditors, were as set forth below:

			Between
	Total	Not later	one year
	January 31,	than one	and five	Later than
	2018	year	years	five years
	NZ$000	NZ$000	NZ$000	NZ$000
Bank loan	16,000	16,000
Shareholder loans	10,951	10,951
Other Loans	941	941
Working capital financing bank facility	22,489	22,489
Convertible notes	3,545	3,545
Minimum lease payments under non-cancellable operating leases	25,255	9,785	14,943	528
Contracted commitments	17,214	4,024	13,190
Total	96,395	67,735	28,133	528

F.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, applies to forward-looking information provided under “Off-Balance Sheet Arrangements” and “Contractual Obligations.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Effective as of the consummation of the Transactions, our officers and directors are as follows:

Name	Age	Position
Carole Hochman	72	Executive Chairman of the Board
Justin Davis-Rice	47	Chief Executive Officer and Director
Paul Hayes	51	Director
Andrew Shape	45	Director
Howard Herman	52	Chief Financial Officer

Justin Davis-Rice has been a member of our board of directors since our formation and became our Chief Executive Officer upon consummation of the Transactions. Mr. Davis-Rice is currently Executive Chairman of Bendon Limited. Prior to becoming Executive Chairman, Mr. Davis-Rice served as Chief Executive Officer of Bendon Limited for six years during which he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Prior to joining Bendon Limited, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010. Mr. Davis-Rice helped turn Pleasure State into a business with multimillion dollar earnings. Mr. Davis-Rice has served as a member of Naked’s board of directors since January 2017. The Company believes Mr. Davis-Rice’s experience in the fashion industry makes him well suited to serve as a member of the Board.

Carole Hochman became our Executive Chairman of the Board upon consummation of the Transactions. Ms. Hochman has served as Naked’s Chief Executive Officer and Chief Creative Officer and as a member of Naked’s board of directors since June 2014. Ms. Hochman is a renowned designer and sleepwear pioneer. She has been creating intimate apparel for more than 30 years and was the driving force behind the Carole Hochman Design Group for which she served as Chief Creative Officer until her departure in November 2013 and for which she was previously CEO from September 1992 until its acquisition by Komar in 2010. Under Ms. Hochman’s leadership, Carole Hochman Design Group manufactured Carole Hochman brand of sleepwear, loungewear and daywear and numerous sleepwear collections including Christian Dior, Oscar de la Renta, Ralph Lauren, Jockey, Donna Karan, Tommy Bahama and Betsey Johnson. Ms. Hochman excels in translating brand identity into intimate apparel and has an innate ability to identify opportunities and trends and forecast successful endeavors that the rest of the industry quickly follows. She was one of the first designers to embrace the concept of QVC, recognizing the power of the home shopper, a customer who has proved loyal to her from the start. Ms. Hochman graduated from Drexel University. The Company believes Ms. Hochman’s experience in the fashion industry makes her well suited to serve as a member of the Board.

Paul Hayes became a member of our board of directors upon consummation of the Transactions. Mr. Hayes has served as a member of Naked’s board of directors since February 2015. Mr. Hayes, a certified public accountant, has been the Vice President Finance for Parfums de Coeur Ltd, a beauty and wellness products concern, since September 2014. From October 2013 to August 2014 he was an independent consultant providing advice to a range of companies in the areas of financial reporting, systems implementation, risk management, and compliance. Through September 2013 and for more than five years previous he was with The Warnaco Group, Inc. in several roles of financial leadership. He has extensive global experience managing and driving growth in a wide range of industries, particularly in the intimate apparel and sleepwear categories through his tenure at Calvin Klein. Mr. Hayes is a Certified Public Accountant and led the commercial finance and accounting team for the $500 million Calvin Klein brand business in Europe in his capacity as Chief Financial Officer for the Europe region of The Warnaco Group. Previously, he held senior positions at Nokia Corporation and Deloitte & Touche LLP. Mr. Hayes received a BBA from Iona College and an MBA from New York University Leonard N. Stern School of Business. The Company believes Mr. Hayes’ extensive business experiences in the apparel merchandising industries makes him well suited to serve as a member of the Board.

Andrew Shape became a member of our board of directors upon consummation of the Transactions. Mr. Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He also has provided consulting and management services to early stage brands on launching of the brand, creating a marketing plan, establishing distribution models, earning market share, and formulating an exit strategy. Mr. Shape is a co-founder of Stran & Company, Inc., a promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support, and has served as its President since September 1996. He is also the founder of Harbor Scientific Consulting, and has served as its President since November 2017. Prior to forming Stran & Company, Inc., he worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr. Shape received a BA from the University of New Hampshire. The Company believes Mr. Shape’s extensive experience in branding and licensing makes him well suited to serve as a member of the Board.

Howard Herman became our Chief Financial Officer upon consummation of the Transactions. Mr. Herman joined Bendon Limited in March 2015 and is a Chartered Accountant with 25 years’ experience in the retail, finance and property sectors. Prior to joining Bendon Limited, Mr. Herman was a Director for 4.5 years at Universal Retail Brands which completed a management buyout of the Queenspark fashion retail chain from Specialty Fashion Group, and subsequently bought Events Fashion. The business were subsequently sold to Noni B, a retailer listed on the Australia Stock Exchange, ASX. Previously Mr. Herman was CFO at Speciality Fashion Group for 9 years. Speciality Fashion Group is a leading Apparel ASX listed retailer with over 900 doors across Australia and New Zealand and revenues of approximately AUD$800m.

B.	Compensation

Justin Davis-Rice and Howard Herman were our only directors and executive officers from our inception until the closing of the Transactions. They did not receive any compensation from us for the year ended January 31, 2018.

For information about the compensation paid by Naked to Carole Hochman, the only named executive officer of Naked that became an executive officer of ours, see Item 11, “Executive Compensation” of Naked’s Form 10-K for the fiscal year ended January 31, 2018.

C.	Board Practices

Director Term of Office

Each director will serve until our next annual general meeting, if one is called for, and until his successor is elected and qualified. We have not entered into service or similar contracts with our directors.

Board Committees

We have separately standing audit, corporate governance and nominating and compensation committees.

Audit Committee Information

We have an audit committee of the board of directors, comprised of Messrs. Hayes, Shape and Davis-Rice. Each of the members of the audit committee, other than Mr. Davis-Rice, is independent under the applicable listing standards and the rules and regulations of the SEC. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies, we have one year from the date on which the Company is first listed on Nasdaq to have our audit committee be comprised solely of independent directors. We intend to identify one additional independent director to serve on the audit committee within the applicable time periods, at which time Mr. Davis-Rice will resign from the committee. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of directors who are “financially literate,” as defined under the applicable listing standards. Such listing standards generally define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we will be required to certify to the exchange that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our board of directors has determined that Mr. Hayes satisfies the exchange’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee Information

We have a nominating committee of the board of directors, comprised of Messrs. Hayes and Shape. Each member of the nominating committee is independent under the applicable listing standards. The nominating committee has a written charter. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Compensation Committee Information

We have a compensation committee of the board of directors, comprised of Messrs. Hayes and Shape. Each member of the compensation committee is independent under the applicable listing standards. In addition, each member is a “non-employee” director as defined in Rule 16b-3 under the Exchange Act and the rules and regulations thereunder. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

D.	Employees

For information about Bendon Limited’s employees, see Item 5.B, “Business-Employee Relations,” contained in this Annual Report and incorporated herein by reference.

E.	Share Ownership

The disclosure relating to the share ownership of the persons listed in Item 6.B that is set forth in Item 7.A of this Form 20-F is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Holdco Ordinary Shares following the consummation of the Transactions:

•	each person expected by us to be the beneficial owner of more than 5% of the outstanding Ordinary Shares following the consummation of the Transactions;

•	each of our executive officers and directors following the consummation of the Transactions;

•	all of our executive officers and directors following the consummation of the Transactions as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. The beneficial ownership of Holdco Ordinary Shares is based on 22,958,378 Ordinary Shares issued and outstanding. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
Current Directors and Officers:
Justin Ashley Davis-Rice(2)	987,800	4.3%
Howard Herman	46,383	*
Carole Hochman(3)	423,640	1.8%
Paul Hayes	5,600	*
Andrew Shape	—	0.0%
All directors and executive officers (5 persons)	1,463,423	6.4%
Five Percent Holders:

Victoria Equities Ltd.(4)	3,101,928	13.5%
Timothy Douglas Connell	2,788,248	12.1%
Alrai Naked Opportunity LLC(5)	2,527,775	10.4%
Armistice Capital Master Fund(6)	2,400,000	10.1%
Enares Pty Ltd	1,567,709	6.8%
True Aim Ltd(7)	1,549,869	6.7%
High Standard Ltd(8)	1,300,057	5.5%

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015.

(2)

Includes (i) 958,690 Holdco Ordinary Shares to be held by PS Holdings No. 2 Pty Ltd., which is controlled by Mr. Davis-Rice and (iii) 29,110 Holdco Ordinary Shares to be held by Nesriver Pty Ltd., which is controlled by Mr. Davis-Rice.

(3)	Includes 15,625 shares subject to stock options that are currently exercisable or will become exercisable within 60 days.

(4)	Includes 3,101,928 Holdco Ordinary Shares to be held by the Principal Shareholder, which is controlled by Victoria Equities Ltd.

(5)	Includes 1,360,338 shares subject to stock options that are currently exercisable or will become exercisable within 60 days.

(6)	Includes 800,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days.

(7)	Includes 170,663 shares subject to stock options that are currently exercisable or will become exercisable within 60 days.

(8)	Includes 571,890 shares subject to stock options that are currently exercisable or will become exercisable within 60 days.

B.	Related Party Transactions

Our Related Party Policy

Upon consummation of the Transactions, we adopted a related party policy that will require us (and our subsidiaries, including Naked and Bendon Limited) to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of the company’s total assets at year end for the last two completed fiscal years, (2) our company or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. We will require each of our directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Our Related Party Transactions

The ultimate parent entity, which exercises control over the Group, is Cullen Group, which is incorporated in New Zealand and owns 71.8% of the Company.

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

Loans to related parties

	Opening	Closing	Interest not	Interest
	balance	balance	charged	paid/payable	Impairment
	NZ$	NZ$	NZ$	NZ$	NZ$
Loans to related parties Cullen Investments Limited - 31 January 2018	13,051,321	11,535,677	-	-	-
Cullen Investments Limited - 31 January 2017	9,613,014	13,051,321	-	-	-
Whitespace Atelier Limited - 31 January 2018	-	272,665	-	-	-
Whitespace Atelier Limited - 31 January 2017	-	-	-	-	-
Naked Inc. - 31 January 2018	-	(1,368,577)
Naked Inc. - 31 January 2017	-	-
FOH Online Inc. - 31 January 2018	-	3,518,009	-	-	-

During the period presented transactions with Cullen Investments Limited include a recovery for Cullen Investments Limited costs paid for by Bendon Group of $1,515,644 (2017: $3,438,307), which does not relate to Bendon Limited's trading such as director costs and employee time. Cullen requires assistance with investment appraisal activities and Bendon provides these services to Cullen. There is no foreign currency option contract in current period (2017: $1,012,871). During the period the Cullen Group provided services to us and we provided services in New Zealand and Australia to the Cullen Group. Cullen Group has also assisted the Company with various cashflow requirements over the year. The loans to Bendon Limited are separately set out in note 7 and are classified as subordinated loans. The rest of the trading between Bendon Limited and Cullen Group is included in the receivable loan account. This amount is was settled in connection with the Transactions.

Whitespace Atelier Limited ("Whitespace") is owned by a KMP at Bendon Limited. Beginning 1 Feb 2017, Whitespace is engaged by the Group to procure stock from various suppliers at competitive prices. During the year ended 31 January 2018, purchases amounting to $13,281,727 have been made from Whitespace. As at 31 January 2018, the Group has made prepayments to Whitespace amounting to $272,665 (31 January 2017: Nil).

As at 31 January 2018, the Group has a payable balance with Naked Brand Inc. of $1,368,577 (2017: nil). On October 4, 2017, the Group entered into a consignment agreement with Naked Brand Group Inc. for the purpose of facilitating a sale of the consigned goods by the Group. As at 31 January 2018, the amount owing to Naked Brand Group Inc. is $608,480 in relation to this agreement. Also within the related party payable balance, it includes payable of $430,420 for expenses incurred by Naked on behalf of the Group, and payable of $329,677 for fourth quarter operating loss reimbursement payable per the Second Amendment to the Merger Agreement.

On 31 December 2017, Cullen Investments Limited acquired FOH Online Corp. with 100% voting shares. Under the current licence agreement between FOH Online Corp and Bendon Limited, the consolidated statement of comprehensive income for the year ended 31 January 2018 includes revenue and net loss before tax of $1,078,077 and $617,814 respectively (31 January 2017: nil) . As at 31 January 2018, the Group has a receivable balance with FOH Online Corp. of $3,518,009 (31 January 2017: nil).

As at 31 January 2018, the Group has subordinated loans with EJ Group Limited which is a company owned by Eric Watson, who is also an ultimate shareholder of ours.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

See Item 18 of this Form 20-F.

A.7 Legal Proceedings

Bendon Limited

From time to time, Bendon Limited is subject to certain legal proceedings and claims in the ordinary course of business. Bendon Limited is not presently party to any legal proceedings the resolution of which it believes would have a material adverse effect on Bendon Limited’s business, financial condition, operating results or cash flows. Bendon Limited establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

A.8 Dividend Policy

Ordinary shareholders are entitled to receive such dividends as may be declared by the directors. If the directors determine that a final or interim dividend is payable, it is (subject to the terms of issue on any shares or class of shares) paid on all shares proportionate to the amount for the time being paid on each share. Dividends may be paid by cash, electronic transfer or any other method as the board determines.

The directors have the power to capitalize and distribute the whole or part of the amount from time to time standing to the credit of any reserve account or otherwise available for distribution to shareholders. The capitalization and distribution must be in the same proportions which the shareholders would be entitled to receive if distributed by way of a dividend.

Subject to the rules governing the listing of our securities on the Nasdaq (“Stock Market Rules”), the directors may pay a dividend out of any fund or reserve or out of profits derived from any source.

B.	Significant Changes

Except for the consummation of the Transactions, as described in this Annual Report, we have not experienced any significant changes since the date of our Audited Annual Consolidated Financial Statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The outstanding Holdco Ordinary Shares are fully paid, non-assessable voting shares. There are a total of 22,958,378 Holdco Ordinary Shares on issue. We have reserved an additional 4,000,000 shares for issuance of equity awards to employees, officers, directors and consultants under its 2017 Long-Term Incentive Equity Plan. We have also reserved an additional 5,291,782 shares for issuance pursuant to outstanding options and warrants.

Australia does not have a limit on the authorized share capital that may be issued and do not recognize the concept of par value under Australian law. Subject to the restrictions on the issue of securities in the constitution, the Corporations Act and the rules governing the listing of Holdco on the Nasdaq Capital Market (“Stock Market Rules”), our directors are entitled to issue and cancel shares in our capital, grant options over unissued shares and settle the manner in which fractions of a share are to be dealt with. The directors may decide the persons to whom, and the terms on which, shares are issued or options are granted as well as the rights and restrictions that attach to those shares or options.

The constitution also permits the issue of preference shares, and other share classes, on terms determined by the directors.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Holdco Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NAKD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Constitution

The summary below relates to our constitution as currently in effect. The summary below is of the key provisions of our constitution and does not purport to be a summary of all of the provisions thereof or of all relevant provisions of Australian law governing the management and regulation of Australian companies.

Incorporation

We were incorporated in Australia on May 11, 2017 under the Corporations Act with company registration number ACN 619 054 938. We are an Australian public limited company.

Objects and Purposes

Our constitution grants us full power and authority to exercise any power, take any action or engage in any conduct which the Corporations Act permits a company limited by shares to exercise, take or engage in.

Directors

There must be a minimum of three directors and a maximum of ten directors unless our shareholders in general meeting resolves otherwise. Where required by the Corporations Act or Stock Market Rules, we must hold an election of directors each year. No director, other than the managing director, may hold office without re-election beyond the third annual general meeting following the meeting at which the director was last elected or re-elected. A director appointed to fill a casual vacancy, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment. If there would otherwise not be a vacancy, and no director is required to retire, then the director who has been longest in office since last being elected must retire. If a number of directors were elected on the same day, the directors to retire are (in default of agreement between them) determined by ballot.

Our constitution provides that no person shall be disqualified from the office of director or prevented by such office from contracting with us, nor shall any such contract or any contract or transaction entered into by or on our behalf in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to us for any profit realised by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established. A director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon. However, a director who has a material personal interest in a matter that is being considered by the directors must not be present at a meeting while the matter is being considered nor vote on the matter, except where permitted by the Corporations Act.

Each director is entitled to remuneration from our company for his or her services as decided by the directors but the total amount provided to all directors for their services as directors must not exceed in aggregate in any financial year the amount fixed by us in general meeting. The remuneration of an executive director must not include a commission on, or a percentage of, profits or operating revenue. Remuneration may be provided in the manner that the directors decide, including by way of non-cash benefits. There is also provision for directors to be paid extra remuneration (as determined by the directors) if they devote special attention to our business or otherwise perform services which are regarded as being outside of their ordinary duties as directors or, at the request of the directors, engage in any journey on our business. Directors are also entitled to be paid all travelling and other expenses they incur in attending to our affairs, including attending and returning from general meetings or board meetings, or meetings of any committee engaged in our business.

Directors also may exercise all the powers of the company to borrow or raise money, to charge any of the company’s property or business or any of its uncalled capital, and to issue debentures or give any security for a debt, liability or obligation of the company or of any other person.

Rights and Obligations of Shareholders

Dividends

Ordinary shareholders are entitled to receive such dividends as may be declared by the directors. If the directors determine that a final or interim dividend is payable, it is (subject to the terms of issue on any shares or class of shares) paid on all shares proportionate to the amount for the time being paid on each share. Dividends may be paid by cash, electronic transfer or any other method as the board determines.

The directors have the power to capitalize and distribute the whole or part of the amount from time to time standing to the credit of any reserve account or otherwise available for distribution to shareholders. The capitalization and distribution must be in the same proportions which the shareholders would be entitled to receive if distributed by way of a dividend.

Subject to the Stock Market Rules, the directors may pay a dividend out of any fund or reserve or out of profits derived from any source.

Voting Rights

Each of our ordinary shareholders is entitled to receive notice of and to be present, to vote and to speak at general meetings. Subject to any rights or restrictions attached to any shares, on a show of hands each ordinary shareholder present has one vote and, on a poll, one vote for each fully paid share held, and for each partly paid share, a fraction of a vote equivalent to the proportion to which the share has been paid up. Voting may be in person or by proxy, attorney or representative.

Two shareholders must be present to constitute a quorum for a general meeting and no business may be transacted at any meeting except the election of a chair and the adjournment of the meeting, unless a quorum is present when the meeting proceeds to business.

Variation of Class Rights

The Corporations Act provides that if a company has a constitution that sets out the procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure.

The rights attached to Holdco Ordinary Shares may only be varied with the consent in writing of members holding at least three-quarters of the shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

General Meetings

A general meeting of shareholders may be called by a directors’ resolution or as otherwise provided in the Corporations Act. The Corporations Act requires the directors to call a general meeting on the request of shareholders with at least 5% of the vote that may be cast at the general meeting. Shareholders with at least 5% of the votes that may be cast at a general meeting may also call, and arrange to hold, a general meeting themselves. In addition, where it is impracticable to call the meeting in any other way, the Court may order a meeting of our members to be called.

The Corporations Act requires at least 21 clear days of notice to be given for a general meeting. Notice of a general meeting must be given to each person who, at the time of giving the notice, is a member, director or auditor of ours, or is entitled to a share because of the death of a shareholder (and who has satisfied the directors of his or her right to be registered as the holder of, or to transfer, the shares).

The notice of meeting must include the date and time of the meeting, the location, an electronic address, planned business for the meeting, information about any proposed special resolutions and information about proxy votes.

Changes in Capital

Australia does not have a limit on the authorized share capital that may be issued and do not recognize the concept of par value under Australian law.

Indemnity

We must indemnify our current and past directors and other executive officers on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office or a related body corporate.

We may also, to the extent permitted by law, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office or a related body corporate.

Disposal of assets

The Corporations Act does not specifically preclude a company from disposing of its assets, or a significant portion of its assets. Subject to any other provision which may apply (such as those provisions relating to related party transactions summarized above), a company may generally deal with its assets as it sees fit without seeking shareholder approval.

Rights of non-resident or foreign shareholders

There are no specific limitations in the Corporations Act which restrict the acquisition, ownership or disposal of shares in an Australian company by non-resident or foreign shareholder. The Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates investment in Australian companies and may restrict the acquisition, ownership and disposal of our shares by non-resident or foreign shareholders.

C.	Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party for the immediately preceding two years.

Agreement and Plan of Reorganization.   The summary of the Merger Agreement set forth in Item 4.A, “History and Development of Our Company—History and Development,” of this Annual Report is incorporated herein by reference.

Lock-Up Agreement. Carole Hochman, our Executive Chairman, has agreed that the Holdco Ordinary Shares received by her in the Merger will be subject to certain transfer restrictions until December 19, 2018 in accordance with the terms of a lock-up agreement, except that the restrictions will terminate earlier if she ceases to be employed by our company, Naked or any of their affiliates.

Bendon Pty Limited’s lease for the property located in Alexandria, Australia has an expiry of April 2019, the current rental is circa NZ$850k per annum pre subleasing agreements. Negotiations are currently under way for renewal. Bendon Limited’s lease for the property located in Airpark Drive has an expiry of October 2018. Terms have been agreed to extend the existing lease agreement at 1 May 2018 for a proposed rental of circa NZD$1.4m per annum.

The Group has loan from shareholders of $10,951,295 (31 January 2017: $8,200,000, 30 June 2016: $29,280,991, 30 June 2015: $16,917,902), which are secured by a debenture over the assets of the Group, subordinated to the bank loan. On 29 September 2016, Bendon Limited issued additional 24,839 shares to the shareholders as part of an agreement to convert debt to equity. The amount of debt converted on this date amounted to $24,839,783. The remainder of the shareholder loan remained outstanding and is at call as per the shareholders Agreement. The shareholder has confirmed the loan will not be recalled in the period twelve months from the date of signing the 31 January 2018 financial statements. The current interest rate on shareholder loans is 30% (31 January 2017: 30%, 30 June 2016: 30%, 30 June 2015: 30%) and was increased at the end of 2014, and is capitalised quarterly. Total interest capitalised and accrued during the year ending 31 January 2018 is $2,806,945 (2017: $6,436,987, year ended 30 June 2016: $7,042,000, year ended 30 June 2015: $3,192,000).

D.	Exchange Controls

Under Australian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The tax expense/(benefit) recognised in the consolidated statements of profit or loss and other comprehensive income comprises of current income tax expense plus deferred tax expense/(benefit).

Current tax is the amount of income taxes payable/(recoverable) in respect of the taxable profit/(loss) for the period and is measured at the amount expected to be paid to/(recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period. Current tax liabilities/(assets) are measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

-	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).
-	Taxable temporary differences arising on the initial recognition of goodwill.
-	Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period. Deferred tax assets are recognised for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current and deferred tax is recognised as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognised in other comprehensive income or equity, in which case the tax is recognised in other comprehensive income or equity respectively.

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file annual or transition reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Exchange Act in accordance with our status as a foreign private issuer. You may read and copy any report or other document filed or furnished by us, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Form 20-F. Please direct such requests to us, Attention Justin Davis-Rice, Naked Brand Group Limited, c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Risk Management

The Group is exposed to a variety of financial risks through its use of financial instruments.

The Group‘s overall risk management plan seeks to minimise potential adverse effects due to the unpredictability of financial markets. The most significant financial risks to which the Group is exposed to are described below:

-	Specific risks
-	Liquidity risk
-	Credit risk
-	Market risk - currency risk, interest rate risk and price risk

The principal categories of financial instrument used by the Group are:

-	Trade receivables
-	Cash at bank
-	Bank overdraft
-	Trade and other payables
-	Floating rate bank loans
-	Forward currency contracts
-	Shareholders loan

Objectives, policies and processes

The Board of Directors receives overall responsibility for the establishment of the Group’s financial risk management framework. This includes the development of policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk and the use of derivatives.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The day-to-day risk management is carried out by the Group’s finance function under policies and objectives which have been approved by the Board of Directors.

Mitigation strategies for specific risks faced are described below:

Liquidity risk

Liquidity risk arises from the Group’s management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities as and when they fall due.

The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group.

Credit risk arises from cash and cash equivalents, derivative financial instruments, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilisation of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re-established.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable. Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due.

The credit risk for liquid funds and other short-term financial assets is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

Currency Risk

Exposure to foreign exchange risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which financial instruments are held in currencies other than the functional currency.

Exposures to currency exchange rates arise from overseas sales and purchases, which are primarily denominated in currencies other than the functional currency, in particular USD.

The Group has open forward exchange contracts at the end of the reporting period relating to highly probable forecast transactions and recognised financial assets and financial liabilities. These contracts commit the Group to buy specified amounts of foreign currencies in the future at specified exchange rates. The Group has a policy of requiring that forward exchange contracts be entered into where future commitments are entered into requiring settlement at a time in excess of 1 month but less than 1 year, to a value of approximately 75% total foreign exchange exposure. Contracts are taken out with terms that reflect the underlying settlement terms of the commitment to the maximum extent possible so that hedge ineffectiveness is minimised.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Interest Rate

The Group is exposed to interest rate risk as funds are borrowed at floating and fixed rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group's policy is to minimise interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. At the reporting date, the Group is exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Securities and Exchange Commission, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2018 under the supervision of our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation and as a result of the material weaknesses discussed below, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of January 31, 2018. Notwithstanding the assessment that there were material weaknesses, we believe that our consolidated financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

In designing and evaluating our disclosure controls and procedures, our management, including the Group Chief Executive Officer and the Group Chief Financial Officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

Material Weakness

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally acceptable accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our fiscal 2018 consolidated financial statements, the matters involving internal controls and procedures that our management considered the following to be material weaknesses:

(1) Lack of a functioning audit committee;

(2) Lack of independent directors on our board of directors that are financial experts, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;

(3) Lack of skilled resources and lack of expertise with complex GAAP and SEC reporting matters;

(4) Lack of adequate processes, procedures and internal controls over the collation and review of contracts executed by our company; and

(5) No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures we did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of International Financial Reporting Standards commensurate with management’s financial reporting requirements.

These control deficiencies could result in a material misstatement of the annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses.

Management’s Plan for Remediation of Material Weakness

We plan to implement several actions to address the items noted by management:

•	The introduction of a properly constituted Board with diverse skills and talent will manage the risks across the business. We delayed implementing the appointment of an appropriately qualified personnel on the basis we are preparing to merge with Naked which has on its Board a newly appointed Independent Non Executive Director and we will also provide appropriate support for our CFO.

•	appointing independent directors,

•	establishing an independent Audit Committee,

•	adding experienced accounting and financial personnel and retaining third party consultants to review our internal controls and recommend improvements.

Our efforts to remediate these material weaknesses may not be effective. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur, or other material weaknesses could occur in the future.

We cannot guarantee that we will be able to complete these actions successfully. Even if we are able to complete these planned remediation activities successfully, there is no assurance that these measures will address our material weaknesses effectively. In addition, it is possible that we will discover additional material weaknesses in our internal control over financial reporting in fiscal 2019 as we implement Sarbanes-Oxley 404 for the first time or for circumstances identified otherwise.

For our fiscal year ending January 31, 2019, our annual report on Form 20-F will include a report of management’s assessment regarding internal control over financial reporting. As part of our assessment, we will conduct testing and an evaluation of the controls to be implemented as part of this remediation plan to ascertain whether they operate effectively. The effectiveness of these additional remediation efforts will not be known until our management conducts such testing and evaluation.

Management's Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2018 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. Upon the consummation of the Transactions, which occurred after the end of such quarter, we initiated the establishment of internal control procedures as the holding company of Bendon Limited and Naked.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

For information about our audit committee financial expert, see Item 6.C, “Board Practices—Financial Experts on Audit Committee,” contained in this Annual Report and incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

Effective upon consummation of the Transactions, we adopted a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Ethics will be posted on our website at www.bendon.com. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The company has not yet established a Board Audit Committee function and therefore has not adopted pre-approval policies and procedures for audit and non-audit services. Although no pre-approval policy was in effect, all audit, audit-related and permitted non-audit services for which our independent registered public accounting firm was engaged were reviewed and approved prior to the commencement of the services by our director in compliance with applicable SEC requirements

	31 Jan 2018	7 months to 31 Jan 2017	30 June 2016
	NZ$	NZ$	NZ$
Pricewaterhouse Coopers Australia
Audit Fees	485,000	1,406,721	440,000
Taxation Fees	-	224,226	191,609
Other	-	42,647	-
Total Remuneration of PricewaterhouseCoopers Australia	485,000	1,673,594	631,609

Network firms of PricewaterhouseCoopers Australia
Taxation fees	27,858	181,630
Total remuneration of network firms of PricewaterhouseCoopers Australia	27,858	181,630	-

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the applicable rules of Nasdaq for domestic U.S. issuers. For instance, we could follow home country practice in Australia with regard to, among other things, composition of our board of directors and approval of compensation of officers. In addition, we could follow our home country law instead of the applicable rules of Nasdaq that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in our company, and certain acquisitions of the stock or assets of another company. Although we presently do not intend to rely on our home country practice in lieu of the Nasdaq corporate governance requirements, there can be no assurance we won’t elect to do so in the future.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18, “Financial Statements,” of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Form of Constitution (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-223786)).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-223786)).

2.2	Naked Brand Group Limited 2017 Equity Incentive Plan (incorporated by reference to Annex C of the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333-223786)).

4.1	Merger Agreement (incorporated by reference to Annex A, A-1, A-2, A-3, A-4 and A-5 of the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333-223786)).

4.2	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 2.1 to the Current Report on Form 8-K filed by Naked Brand Group Inc. on May 25, 2017).

4.2	Lease, dated as of July 1, 2013, as amended, by and between Alexandria Project Pty Limited and Bendon Pty Limited, for the property located in Alexandria, Australia (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (File No. 333-223786)).

4.3	Deed of Lease, dated as of November 6, 2002, as amended, by and between Bendon Properties Limited and Bendon Limited, for the property located in Auckland, New Zealand (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-223786)).

4.5	Deed of Variation and Restatement relating to Security Deed and On Demand Loan Agreement, dated November 22, 2012, by and among Bendon Limited, EJ Group Limited and Nesriver Pty Limited (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File No. 333-223786)).

8.1	List of subsidiaries.

11.1	Code of ethics.

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a).

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a).

13.1	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Naked Brand Group Limited

By:	/s/ Justin Davis-Rice
Name:	Justin David-Rice
Title:	Chief Executive Officer

By:	/s/ Howard Herman
Name:	Howard Herman
Title:	Chief Financial Officer

Date: June 28, 2018

Bendon Limited

Consolidated Financial Statements

(Expressed in New Zealand Dollars)

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

Bendon Limited

Contents

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bendon Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bendon Limited (the “Company”) and its subsidiaries as of January 31, 2018, January 31, 2017, June 30, 2016 and June 30, 2015, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity, and of cash flows for the year ended January 31, 2018, the seven months ended January 31, 2017, the year ended June 30, 2016, and the year ended June 30, 2015, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018, January 31, 2017, June 30, 2016, and June 30, 2015 and the results of their operations and their cash flows for the year ended January 31, 2018, the seven months ended January 31, 2017, the year ended June 30, 2016, and the year ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Sydney, Australia

June 29, 2018

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Bendon Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

			For the 7
			Months	For	For
		For the Year	Ended 31	the Year	the Year
		Ended 31	January	Ended 30	Ended 30
		January 2018	2017	June 2016	June 2015
	Note	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Revenue	4	131,388	96,284	151,000	138,838
Cost of goods sold		(87,459)	(57,144)	(83,525)	(79,031)
Gross profit		43,929	39,140	67,475	59,807
Brand management		(53,653)	(32,040)	(48,362)	(42,203)
Administrative expenses		(4,131)	(2,383)	(4,090)	(4,691)
Corporate expenses		(12,851)	(8,082)	(13,002)	(13,940)
Finance expense	5	(8,791)	(6,238)	(10,409)	(5,870)
Brand transition, restructure and transaction expenses	5	(3,272)	(1,321)	(2,232)	(12,182)
Impairment expense	5	(1,914)	(292)	(2,157)	-
Other foreign currency gains/(losses)	5	757	(3,306)	(2,423)	4,700
Fair value gain/(loss) on Convertible Notes derivative		2,393	(592)	-	-

Loss before income tax		(37,533)	(15,114)	(15,200)	(14,379)
Income tax (expense)/benefit	6	(60)	(865)	(5,546)	1,274

Loss for the period		(37,593)	(15,979)	(20,746)	(13,105)

Other comprehensive income

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	19	148	(29)	31	(93)

Other comprehensive income/(loss) for the period, net of tax		148	(29)	31	(93)

Total comprehensive (loss) for the period		(37,445)	(16,008)	(20,715)	(13,198)
Total comprehensive (loss) attributable to:
Owners of Bendon Limited		(37,445)	(16,008)	(20,715)	(13,198)

Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share (NZ$)	20	(131.38)	(60.54)	(82.86)	(52.79)
Diluted loss per share (NZ$)	20	(131.38)	(60.54)	(82.86)	(52.79)

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Bendon Limited

Consolidated Balance Sheets

As at 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

		31 January	31 January	30 June	30 June
		2018	2017	2016	2015
	Note	NZ$000's	NZ$000's	NZ$000's	NZ$000's

ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	10,739	2,644	4,193	1,246
Trade and other receivables	9	13,165	28,090	23,341	16,821
Inventories	10	31,113	37,751	37,572	45,660
Derivative financial instruments	13	-	-	-	2,289
Current tax receivable		-	52	88	-
Related party receivables	31	15,326	13,051	9,613	4,010
TOTAL CURRENT ASSETS		70,343	81,588	74,807	70,026

NON-CURRENT ASSETS
Property, plant and equipment	11	4,741	4,964	6,209	6,853
Deferred tax assets	25	-	-	-	5,589
Intangible assets	12	13,012	14,680	14,575	17,381
TOTAL NON-CURRENT ASSETS		17,753	19,644	20,784	29,823
TOTAL ASSETS		88,096	101,232	95,591	99,849

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	15	32,516	28,566	26,815	36,550
Borrowings	16	52,121	68,998	61,593	56,273
Foreign currency derivative financial instruments	13	2,087	4,188	5,531	1
Derivative on Convertible Notes	14	1,110	4,112	-	-
Current tax liabilities		786	635	-	483
Provisions	17	1,106	1,528	855	786
Related party payables	31	1,369	-	-	-
TOTAL CURRENT LIABILITIES		91,095	108,027	94,794	94,093

NON-CURRENT LIABILITIES
Trade and other payables	15	-	-	118	150
Borrowings	16	-	-	16,000	-
Provisions	17	2,711	2,249	2,555	2,767
TOTAL NON-CURRENT LIABILITIES		2,711	2,249	18,673	2,917
TOTAL LIABILITIES		93,806	110,276	113,467	97,010
NET ASSETS/(LIABILITIES)		(5,710)	(9,044)	(17,876)	2,839

EQUITY
Share capital	18	68,727	27,948	3,108	3,108
Other reserves	19	(2,006)	(2,154)	(2,125)	(2,156)
Accumulated profit/(losses)	21	(72,431)	(34,838)	(18,859)	1,887
TOTAL EQUITY		(5,710)	(9,044)	(17,876)	2,839

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

Bendon Limited

Consolidated Statements of Changes in Equity

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

		Retained	Foreign
		Earnings/	Currency
	Ordinary	(Accumulated	Translation
	Shares	Losses)	Reserve	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Balance at 1 July 2014	3,108	14,992	(2,063)	16,037
Loss for the year	-	(13,105)	-	(13,105)
Other comprehensive loss for the year	-	-	(93)	(93)
Balance at 30 June 2015	3,108	1,887	(2,156)	2,839

Balance at 1 July 2015	3,108	1,887	(2,156)	2,839
Loss for the year	-	(20,746)	-	(20,746)
Other comprehensive income for the year	-	-	31	31
Balance at 30 June 2016	3,108	(18,859)	(2,125)	(17,876)

Balance at 1 July 2016	3,108	(18,859)	(2,125)	(17,876)
Loss for the period	-	(15,979)	-	(15,979)
Other comprehensive loss for the period	-	-	(29)	(29)

Transactions with owners in their capacity as owners
Issuance new shares	24,840	-	-	24,840
Balance at 31 January 2017	27,948	(34,838)	(2,154)	(9,044)

Balance at 1 February 2017	27,948	(34,838)	(2,154)	(9,044)
Loss for the year	-	(37,593)	-	(37,593)
Other comprehensive income for the year	-	-	148	148

Transactions with owners in their capacity as owners
Issuance new shares	22,990	-	-	22,990
Value of conversion rights - convertible notes	17,789	-	-	17,789
Balance 31 January 2018	68,727	(72,431)	(2,006)	(5,710)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Bendon Limited

Consolidated Statements of Cash Flows

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

			For the 7
			Months
		For the Year	Ended 31	For the Year	For the Year
		Ended 31	January	Ended 30	Ended 30
		January 2018	2017	June 2016	June 2015
	Note	NZ$000's	NZ$000's	NZ$000's	NZ$000's

CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		159,042	92,066	160,880	158,133
Payments to suppliers and employees		(160,774)	(101,913)	(165,549)	(176,538)
Proceeds from/(payments for) settlement of financial assets at fair value through profit or loss		(2,530)	(3,476)	159	2,055
Income taxes paid		146	(195)	(530)	(849)
Net cash (outflow) from operating activities	32	(4,116)	(13,518)	(5,040)	(17,199)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for intangible asset		(118)	(351)	(475)	(1,093)
Payments for property, plant and equipment		(2,194)	(723)	(2,703)	(4,701)
Net cash (outflow) from investing activities		(2,312)	(1,074)	(3,178)	(5,794)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of shares		22,721	-	-	-
Proceeds from borrowings - Bank		463	1,940	62,127	27,402
Proceeds from borrowings - Convertible notes issue		4,521	16,474	-	-
Repayment of borrowings - Bank		(9,684)	(2,832)	(46,986)	(4,286)
Debt issuance costs		(107)	(367)	(750)	(66)
Interest paid		(3,418)	(2,133)	(3,140)	(2,526)
Net cash inflow from financing activities		14,496	13,082	11,251	20,524

Net increase/(decrease) in cash and cash equivalents held		8,068	(1,510)	3,033	(2,469)
Cash and cash equivalents at the beginning of the year		2,644	4,193	1,246	3,624
Effects of exchange rate changes on cash and cash equivalents		27	(39)	(86)	91
Cash and cash equivalents at the end of the year	8	10,739	2,644	4,193	1,246

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

Description of business

Bendon Limited (“the Company”) is a designer, distributor, wholesaler and retailer of women’s and men's intimates apparel globally. The Company sells its merchandise through retail and outlet stores in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States and Europe, and through online channels. The Company operates both licenced and owned brands, including the following:

Licenced brands:

Heidi Klum

Stella McCartney

Fredericks of Hollywood

Owned brands:

Pleasure State

Davenport

Lovable

Bendon

Fayreform

VaVoom

Evollove

Hickory

The financial report covers Bendon Limited and its controlled entities ('the Group'). Bendon Limited is a for-profit Company, incorporated and domiciled in New Zealand.

The financial report was authorised for issue by the Directors on                June 2018.

Comparatives are consistent with prior periods, unless otherwise stated.

The amounts in the financial statements have been rounded to the nearest thousand dollars.

1	Basis of Preparation

The Company has presented its consolidated financial statements as of 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015 and the periods then ended in accordance with Tier 1 For- Profit Accounting Standards, NZ IFRS, which are also in compliance with IFRS as issued by the IASB and collectively refer to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the Interpretations Committees (SIC and IFRIC) for their filing into New Zealand Companies Office.

The consolidated financial statements as of 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015 and for the periods then ended are in compliance with IFRS as issued by the IASB.

(a)	Historical cost convention

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(a)	Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the financial year ended 31 January 2018 the Group experienced a loss after income tax from continuing operations of NZ$37.593 million and operating cash outflows of NZ$4.116 million. As at 31 January 2018, the business is in a net current liability position of NZ$20.752 million and has negative net assets of $5.710 million.

The business continued to experience losses in the 31 January 2018 financial year as a result of reduced revenue from wholesale customers, increased rebates and discounts, and the plateauing of sales in retail outlets. The business is experiencing challenging trading conditions which have been impacted by the recent confirmation that the Stella McCartney licence held by the Company expires on 30 June 2018 and the cancelled licence will restrict the Company from selling Stella McCartney product beyond the termination date of the licence. The business has accumulated trade creditors that are trading beyond their original credit terms.

In response management has taken steps to raise further capital to fund new inventory that will restock stores and supply wholesale customers. Management has also engaged in restructuring the businesses operations including reducing costs across channels, renegotiating supplier contracts, resetting customer supply commitments, updating leadership roles, and managing the opening of new stores. The impact from the capital raising and the restructure will take time to have a positive impact on the profit of the business. The Group expects the business will trend to be operating cash flow positive towards the third quarter of the 2019 financial year.

Since the end of the 31 January 2018 financial year the Group has raised further equity which is planned to support the working capital requirements of the Group which in turn is expected to reduce the cost of finance and provide working capital for the purchase of inventory and reduction of aged creditors to free up supply of new season inventory which will assist the Group deliver its forecast.

As at the date of this report and since the end of the 31 January 2018 financial year the Group had received all of the planned equity of USD$23.5 million and has reduced the Bank facilities to the new facility limit and has started to pay creditors.

Immediately prior to the date of this report the Group had executed a new Bank borrowing facility agreement to replace the facilities as at 31 January 2018. The new facility is subject to covenants and has a 12 month term. The Bank has advised that they will revisit the term of the new facility in 12 months after they have assessed the Group’s performance over the next year. However the Group feels comfortable they will be able to manage rollover of the Bank facility on its maturity.

The Bank facilities as at 31 January 2018 are presented on the Balance Sheet as a current liability due to the facilities having an expiry date of 30June 2018 and having been breached during the lending period. The amount outstanding as at that date was the amount outstanding under the previous facility and amounted to US$25.5 million.

The Group has also obtained a standby facility from an entity associated with a major shareholder, Cullen Investments Limited, to provide funding to the Group if required to deal with any creditor, debt or working capital required by the Group over the next 18 months.

The Group also confirms that it received approval from the shareholders of Naked Brand Group Inc ("Naked"), a U.S. public corporation listed on Nasdaq to complete a merger between the Group and Naked. Under the terms of the merger, the Company has registered as a foreign private issuer with the U.S. Securities and Exchange Commission and to list on Nasdaq. The shareholder vote occurred at a merger meeting on14 June 2018.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(a)	Going concern

In conjunction with the restructure of the Group, management has prepared a forecast income statement, balance sheet, and cash flow statement for the next 12 months following the date of this financial report which indicates they expect to be able to pay their commitments as and when they fall due through negotiation of terms. The forecast includes a number of assumptions regarding the trading of the business and what the business plans to do to return the business to cash flow positive which are consistent with the current trading activities.

The Director and management are confident the Group will be able to deliver the restructured business and the forecast that sets out a plan to return the Group to profit and operating cash flow positive and that if there is any delay in this process the Group is confident of continuing as a going concern through having adequate financial reserves in its standby facility from Cullen Investments Limited.

The major shareholder has committed to a facility for at least the next 18 months to cover a worst case scenario of cash requirements should the Group experience a shortfall in cash from either not meeting its forecast income statement and cash flow, or needing to accelerate a payment to an outstanding creditor or debt provider.

As a result the Director has prepared the financial report on a going concern basis.

(b)	Basis for consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(c)	Business combinations

Business combinations are accounted for by applying the acquisition method which requires an acquiring entity to be identified in all cases. The acquisition date under this method is the date that the acquiring entity obtains control over the acquired entity.

The fair value of identifiable assets and liabilities acquired are recognised in the consolidated financial statements at the acquisition date.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(c)	Business combinations

Goodwill or a gain on bargain purchase may arise on the acquisition date, this is calculated by comparing the consideration transferred and the amount of non-controlling interest in the acquiree with the fair value of the net identifiable assets acquired. Where consideration is greater than the net assets acquired, the excess is recorded as goodwill. Where the net assets acquired are greater than the consideration, the measurement basis of the net assets are reassessed and then a gain from bargain purchase recognised in profit or loss.

All acquisition-related costs are recognised as expenses in the periods in which the costs are incurred except for costs to issue debt or equity securities.

Any contingent consideration which forms part of the combination is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity then it is not remeasured and the settlement is accounted for within equity. Otherwise subsequent changes in the value of the contingent consideration liability are measured through profit or loss.

(d)	Income Tax

The tax expense/(benefit) recognised in the consolidated statements of profit or loss and other comprehensive income comprises of current income tax expense plus deferred tax expense/(benefit).

Current tax is the amount of income taxes payable/(recoverable) in respect of the taxable profit/(loss) for the period and is measured at the amount expected to be paid to/(recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period. Current tax liabilities/(assets) are measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

•	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).
•	Taxable temporary differences arising on the initial recognition of goodwill.
•	Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period.

Deferred tax assets are recognised for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current and deferred tax is recognised as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognised in other comprehensive income or equity, in which case the tax is recognised in other comprehensive income or equity respectively.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(d)	Income Tax

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

(e)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that are transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all of the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the life of the lease term.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

(f)	Revenue and other income

Revenue is recognised when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and specific criteria relating to the type of revenue as noted below, has been satisfied.

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates. The Group assess the expected customer returns and rebates according to the specific information in its possession and its past experience in similar cases.

Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised when there has been a transfer of risk and rewards to the customer. Risks and rewards transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, risks and rewards are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at year end based on shipping terms and historical delivery times. The company also provides a reserve for projected merchandise returns based on prior experience.

The company sells gift cards to customers. The company recognises revenue from gift cards when they are redeemed by the customers. In addition, the company recognises revenue on unredeemed gift cards after one year when the gift cards have expired.

Interest revenue

Interest is recognised using the effective interest method.

Dividend revenue

Dividends are recognised when the entity’s right to receive payment is established.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(f)	Revenue and other income

Rendering of services

Revenue from service transactions are recognised as services are performed.

Other income

Other income is recognised on an accruals basis when the Group is entitled to it.

(g)	Brand management, administrative and corporate expenses

Corporate expenses includes head office costs such as human resources, finance team and rental costs. Administrative expenses includes depreciation and amortisation, as well as professional accounting fees. Brand management expenses includes other costs incurred in selling products, including advertising, design and retail store occupancy and payroll.

(h)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(i)	Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realisable value represents the estimated selling price for inventories less costs necessary to make the sale. Net realisable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(j)	Property, plant and equipment

Plant and equipment

Plant and equipment are measured using the cost model.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price and other directly attributable costs associated with locating the asset to the installation site, where applicable.

Depreciation

Property, plant and equipment, is depreciated on a straight-line basis over the assets useful life to the Group, commencing when the asset is ready for use.

The estimated useful lives used for each class of depreciable asset are shown below:

Fixed asset class	Useful life
Leasehold improvements	1 - 10 years
Plant, furniture, fittings and motor vehicles	3 - 7 years

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(j)	Property, plant and equipment

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in accounting estimate.

(k)	Financial instruments

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial Assets

Financial assets are divided into the following categories which are described in detail below:

•	loans and receivables; and
•	financial assets at fair value through profit or loss.

Financial assets are assigned to the different categories on initial recognition, depending on the characteristics of the instrument and its purpose. A financial instrument’s category is relevant to the way it is measured and whether any resulting income and expenses are recognised in profit or loss or in other comprehensive income.

All income and expenses relating to financial assets are recognised in the consolidated statements of profit or loss and other comprehensive income in the ‘finance income’ or ‘finance costs’ line item respectively.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers but also incorporate other types of contractual monetary assets.

After initial recognition these are measured at amortised cost using the effective interest method, less provision for impairment. Any change in their value is recognised in profit or loss.

The Group’s trade and other receivables fall into this category of financial instruments.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(k)	Financial instruments

Significant receivables are considered for impairment on an individual asset basis when they are past due at the reporting date or when objective evidence is received that a specific counterparty will default.

The amount of the impairment is the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

In some circumstances, the Group renegotiates repayment terms with customers which may lead to changes in the timing of the payments, the Group does not necessarily consider the balance to be impaired, however assessment is made on a case-by-case basis.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets:

•	acquired principally for the purpose of selling in the near future
•	designated by the entity to be carried at fair value through profit or loss upon initial recognition or
•	which are derivatives not qualifying for hedge accounting.

The Group has some derivatives which are classified as financial assets at fair value through profit or loss.

Assets included within this category are carried in the consolidated balance sheets at fair value with changes in fair value recognised in finance income or expenses in profit or loss.

Any gain or loss arising from derivative financial instruments is based on changes in fair value, which is determined by direct reference to active market transactions or using a valuation technique where no active market exists.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Group’s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortised cost using the effective interest rate method.

All of the Group’s derivative financial instruments that are not designated as hedging instruments are accounted for at fair value through profit or loss.

Impairment of financial assets

At the end of the reporting period the Group assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

Financial assets at amortised cost

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial assets original effective interest rate.

Impairment on loans and receivables is reduced through the use of an allowance accounts, all other impairment losses on financial assets at amortised cost are taken directly to the asset.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(l)	Impairment of non-financial assets

At the end of each reporting period the Group determines whether there is an evidence of an impairment indicator for non-financial assets.

Where an indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(m)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(n)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(p)	Intangibles

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is calculated as the excess of the sum of:

i)	the consideration transferred;
ii)	any non-controlling interest; and
iii)	the acquisition date fair value of any previously held equity interest;

over the acquisition date fair value of net identifiable assets acquired in a business combination.

The value of goodwill recognised on acquisition of each subsidiary in which the Group holds less than a 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Group can elect to measure the non-controlling interest in the acquiree either at fair value (‘full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (‘proportionate interest method’). The Group determines which method to adopt for each acquisition.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(p)	Intangibles

Patents and licences

Separately acquired patents and licences are shown at historical cost. Licenses and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. Licence fees have an estimated useful life of 5 years.

Software

Software has a finite life and is carried at cost less any accumulated amortisation and impairment losses. It has an estimated useful life of between one and three years.

Brands

Brand assets relate to brands owned by the Group that have arisen on historical acquisitions. These assets were initially measured at fair value.

Brands are considered to have an indefinite life and are therefore not amortised. They are considered to have indefinite lives because there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the entity. The brands have been in existence for many years, are well established and show no signs of deteriorating. They are assessed for impairment annually or more frequently if impairment indicators exist.

Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and brands, from the date that they are available for use.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Goodwill and indefinite life brands are not amortised but are tested for impairment annually or more frequently if impairment indicators exist. Goodwill is allocated to the Group's cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(q)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(q)	Employee benefits

(ii)	Other long-term employee benefit obligations

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(r)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management's best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statements of profit or loss and other comprehensive income.

Provisions recognised represent the best estimate of the amounts required to settle the obligation at the end of the reporting period.

(i)	Lease incentive provision

Lease contributions include payment for improvements initially funded by the landlord. The improvement asset is capitalised and a provision for the amount of landlord contribution is recognised. The provision is released on a monthly basis over the term of the lease of the property.

(ii)	Onerous contract provision

The Group provides for future losses on long-term contracts where it is considered probable that the contract costs are likely to exceed revenues in future years. A provision is required for the present value of future losses. Estimating these future losses involves a number of assumptions about the achievement of contract performance targets and the likely levels of future cost escalation over time.

(iii)	Make good provision

The Group is required to restore the lease premises of various retail stores to their original condition at the end of the respective lease terms. Provisions for make good obligations are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. A provision is recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the lease term.

(s)	Earnings/(loss) per share

(i) Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing:

•	the profit/(loss) attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares
•	by the weighted average number of ordinary shares outstanding during the financial year.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(s)	Earnings/(loss) per share

(ii) Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Company has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.

(t)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(u)	Convertible Notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss. The convertible note and the derivative are presented as a single number on the balance sheet within interest-bearing loans and borrowings.

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not re-measured in subsequent years.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(w)	Foreign currency transactions and balances

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in New Zealand dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

•	Foreign currency monetary items are translated using the closing foreign currency rate;
•	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
•	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognised through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

•	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the consolidated balance sheets. These differences are recognised in the consolidated statements of profit or loss and other comprehensive income in the period in which the operation is disposed.

(x)	Adoption of new and revised accounting standards

During the current period, there have been no new or revised accounting standards that have become mandatory, which have had a material impact (in the current year or retrospectively) upon the measurement of assets, liabilities, equity, income or expenses, nor upon the disclosures required in this financial report.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(y)	New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 31 January 2018 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Mandatory
application
Title of			date/Date of
Standard	Nature of change	Impact	adoption by Group
IFRS 9 Financial Instruments	IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

Following the changes approved by the IASB in December 2014, the Group no longer expects any impact from the new classification, measurement and derecognition rules on the Group's financial assets and financial liabilities.

There will also be no impact on the Group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities.

The new impairment model is an expected credit loss (ECL) model which may result in the earlier recognition of credit losses.

The Group does not expect any material impact on transition to the new model.

Must be applied for financial years commencing on or after 1 January 2018. The Group will adopt IFRS 9 for the financial year beginning 1 February 2018.

IFRS 15 Revenue from Contracts with Customers

The IASB has issued a new standard for the recognition of revenue.

This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognise transitional adjustments in retained earnings on the date of initial application (e.g. 1 February 2018), i.e. without restating the comparative period.

The new rules are applied to contracts that are not completed as of the date of initial application.

		Management is currently assessing the impact of the new Standard Management have yet to quantify the potential impact of any adjustments.	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the Group: 1 February 2018.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

2	Summary of Significant Accounting Policies

(y)	New Accounting Standards and Interpretations

IFRS 16 Leases

The IASB has issued a new standard for leases. This will replace IAS 17.

The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exemptions are short-term and low-value leases.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities.

Management have yet to quantify the potential impact of any adjustments.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company's consolidated financial statements.

Mandatory for financial years commencing on or after 1 January 2019.

Expected date of adoption by the Group: 1 February 2019.

IFRC 23 Uncertainty over Income Tax Treatments (IFRIC 23)	On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.	The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.	IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(z)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

3	Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

The significant estimates and judgements made have been described below.

Key estimates - inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the period, management have written down inventory based on best estimate of the net realisable value, although until the time that inventory is sold this is an estimate.

Key estimates - fair value of financial instruments

The Group has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

3	Critical Accounting Estimates and Judgments

Key estimates - impairment of brands

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management's expectations of:

-       growth in brand revenues

-       market royalty rate

-       the selection of discount rates to reflect the risks involved, and

-       long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group's impairment evaluation and hence results.

The Group's review includes the key assumptions related to sensitivity in the model. Further details are provided in note 12 to the consolidated financial statements.

Key estimates - impairment of goodwill

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of goodwill at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate and using a terminal value to incorporate expectations of growth thereafter.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-       growth in EBITDA future cash flows;

-       timing and quantum of future capital expenditure;

-       long-term growth rates; and

-       the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence results. The Group impaired the goodwill balance to $nil in FY17. Refer note 12(b).

Key judgments - taxes

Deferred tax assets

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

4	Revenue and Other Income

Revenue from continuing operations

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Gross revenue	145,452	104,007	163,481	149,403
Rebates	(14,064)	(7,723)	(12,481)	(10,565)
	131,388	96,284	151,000	138,838

Sale of goods
- Retail	53,150	34,460	58,837	56,494
- Wholesale	45,901	43,379	77,729	76,570
- Online	32,234	18,157	6,724	5,750
	131,285	95,996	143,290	138,814

Services	-	-	7,702	-
Other income	103	288	8	24
	131,388	96,284	151,000	138,838

Other income relates to non-recurring advisory, management and design services provided to other third party intimates apparel brand owners.

5	Loss for the Period

The loss for the period was derived after charging / (crediting) the following items that are unusual and of significance because of their size, nature and incidence:

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Finance Costs
- Interest expense on external borrowings	5,431	2,923	3,140	2,476
- Interest expense on shareholder loans	2,807	3,040	7,042	3,192
- Interest expense on finance lease	-	-	-	50
- Amortisation on loan set up costs	553	275	227	152
	8,791	6,238	10,409	5,870

Other (gains)/losses
- Fair value (gain)/loss on foreign exchange contracts	(502)	2,135	7,660	(6,330)
- Net foreign exchange(gains)/losses	(255)	1,171	(5,237)	1,630
	(757)	3,306	2,423	(4,700)

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

5	Loss for the Period

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Brand transition, restructure and transaction expenses
- Brand transition expenses	-	-	884	10,160
- Onerous contracts	(265)	1,166	789	329
- Restructure expenses	215	103	559	111
- Transaction expenses	3,322	52	-	1,582
	3,272	1,321	2,232	12,182

The onerous contracts expense reversal relates to a reversal of the provision raised in the prior year.

Transaction expenses relate to costs incurred in respect of the US listing process.

The loss for the period includes the following specific expenses:

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Employee benefits expense:
- Salaries and wages	33,613	19,917	33,666	31,266
- Defined contribution expenses	545	1,022	1,588	1,466
	34,158	20,939	35,254	32,732

Depreciation	2,724	1,664	2,966	3,359
Amortisation	306	178	323	891
Impairment loss	1,914	292	2,157	-
	4,944	2,134	5,446	4,250

Rental expense on operating leases:
- Lease payments	10,807	6,485	11,034	10,488
- Sublease payments received	(483)	(354)	(567)	(475)
	10,324	6,131	10,467	10,013

The management decided to fully impair the costs on the ERP upgrade, and this software will need to be replaced and updated with more advanced system, refer note 12.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

6	Income Tax Expense/(benefit)

(a) The major components of tax expense/(benefit) comprise:

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Current tax
Current tax on profits for the period	537	807	301	313
Adjustments for current tax of prior periods	(477)	58	(344)	412
Total current tax expense/(benefit)	60	865	(43)	725

Deferred tax expense/(benefit)
Decrease/(increase) in deferred tax assets (note 25)	-	-	5,589	(1,999)
Income tax expense/(benefit) for continuing operations	60	865	5,546	(1,274)

(b) Reconciliation of income tax to accounting profit:

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Loss before income tax	(37,533)	(15,114)	(15,200)	(14,379)
Tax at New Zealand tax rate of 28% (2017: 28%, 2016: 28%, 2015: 28%)	(10,509)	(4,232)	(4,256)	(4,026)

Tax effect of:
- permanent differences (including impairment expense)	(105)	(6)	757	23
- adjustments in respect of current income tax of previous years	(449)	41	(237)	378
- effects of different tax rates of subsidiaries operating in other jurisdictions	(30)	(15)	(42)	(382)
- deferred tax assets relating to prior periods no longer recognised (note 25)	-	-	5,589	-
- deferred tax assets relating to the current year not brought to account	11,150	5,119	3,934	2,630
- other	3	(42)	(199)	103
Income tax expense/(benefit)	60	865	5,546	(1,274)

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

6	Income Tax Expense/(benefit)

(c) Tax losses not recognised

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Unused tax losses for which no deferred tax asset has been recognised	87,455	43,269	23,765	10,236
Potential tax benefit at 28%	24,487	12,115	6,654	2,866

The Group has assessed future forecast profits and concluded that not enough criteria have been satisfied to recognise any deferred tax assets at the period ended 31 January 2018. Unused tax losses do not have an expiry date.

(d) Temporary differences not recognised

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Temporary differences for which no deferred tax asset has been recognised	14,661	18,703	19,924	-
Potential tax benefit at 28%	4,105	5,237	5,579	-

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

7	Operating Segments

Segment information

Identification of reportable operating segments

The consolidated entities' Director examined the group's performance from both sales channel and geographical perspective and identified seven reportable segments being Australia Retail, New Zealand Retail, Australia wholesale, New Zealand wholesale, US Wholesale, EU Wholesale and e-commerce.

Australia retail

This segment covers retail and outlet stores located in Australia.

New Zealand retail

This segment covers retail and outlet stores located in New Zealand.

Australia wholesale

This segment covers the wholesale of intimates apparel to customers based in Australia.

New Zealand wholesale

This segment covers the wholesale of intimates apparel to customers based in New Zealand.

US wholesale

This segment covers the wholesale of intimates apparel to customers based in the United States of America.

Europe wholesale

This segment covers the wholesale of intimates apparel to customers based in Europe.

E-commerce

This segment covers the group's online retail activities. E-commerce revenue for the periods ended 31 January 2018 and 31 January 2017 include revenue from a US brand called Fredericks of Hollywood for which Bendon Limited currently has a licence agreement.

These operating segments are based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Makers ('CODM')) in assessing performance and in determining the allocation of resources.

The CODM reviews underlying EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

EBITDA is a financial measure which is not prescribed by IFRS and represents the profit adjusted for specific non-cash and significant items. The directors consider EBITDA to reflect the core earnings of the consolidated entity.

The information reported to the CODM is on a monthly basis.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

7	Operating Segments

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

- Corporate overheads, which is responsible for centralized functions such as information technology, facilities, legal, finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.

These costs are included with in "unallocated" segment in our segment performance.

Other assets and liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

(a)	Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Total segment revenue	156,311	113,031	176,145	166,553
Intersegment eliminations	(24,923)	(16,747)	(32,855)	(27,739)
Other revenue	-	-	7,710	24
Total revenue	131,388	96,284	151,000	138,838

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

7	Operating Segments

(a)	Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

The Board meets on a monthly basis to assess the performance of each segment, net operating profit does not include non-operating revenue and expenses such as dividends, fair value gains and losses.

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Segment EBITDA	(24,053)	(2,126)	10,470	3,420
Income tax (expense)/benefit	(60)	(865)	(5,546)	1,274
Other revenue	-	-	7,710	24
Any other reconciling items	(13,480)	(12,988)	(33,380)	(17,823)
Total net loss after tax	(37,593)	(15,979)	(20,746)	(13,105)

Any other reconciling items includes brand transition, finance expenses, impairment expense, depreciation and amortisation, fair value gain/loss on foreign exchange contracts, and unrealised foreign exchange gain/loss that cannot be allocated to segments.

(b)	Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
New Zealand	46,665	30,676	62,109	54,834
Australia	38,208	32,913	53,193	51,997
United States	32,323	23,146	19,167	14,435
Europe	14,192	9,549	16,531	17,572
	131,388	96,284	151,000	138,838

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

7	Operating Segments

(c)	Segment performance

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated	Total
For the year ended 31 January 2018	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Revenue from external customers	34,269	18,236	10,453	15,512	6,390	14,192	32,234	-	131,286
Service income	-	-	-	-	-	-	-	102	102
	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388
Cost of sales	(16,488)	(9,457)	(8,213)	(12,545)	(6,438)	(10,221)	(20,974)	(3,123)	(87,459)
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
Other segment expenses*	(13,451)	(11,329)	(1,068)	(3,781)	(3,301)	(2,904)	(11,520)	-	(47,354)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,101)	(1,101)
Corporate expenses	-	-	-	-	-	-	-	(19,150)	(19,150)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	(377)	(377)
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(3,272)	(3,272)
Finance expense	-	-	-	-	-	-	-	(8,791)	(8,791)
Impairment expense	-	-	-	-	-	-	-	(1,914)	(1,914)
Depreciation and amortisation	-	-	-	-	-	-	-	(3,030)	(3,030)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(502)	(502)
Unrealised foreign exchange gain/(loss)	-	-	-	-	-	-	-	1,636	1,636
Fair value gain/(loss) on Convertible Notes derivative	-	-	-	-	-	-	-	2,393	2,393
Loss before income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,129)	(37,533)
Income tax expense	-	-	-	-	-	-	-	(60)	(60)
Loss after income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,189)	(37,593)

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

7	Operating Segments

(c)	Segment performance

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated	Total
For the 7 months ended 31 January 2017	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Revenue from external customers	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
Cost of sales	(9,707)	(5,592)	(4,961)	(11,431)	(6,934)	(6,277)	(11,902)	(340)	(57,144)
Gross margin	12,246	6,461	2,523	6,660	2,081	3,271	6,238	(340)	39,140
Other segment expenses*	(7,480)	(6,196)	(475)	(2,089)	(2,065)	(2,013)	(3,654)	(8,068)	(32,040)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(541)	(541)
Corporate expenses	-	-	-	-	-	-	-	(8,082)	(8,082)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	(603)	(603)
EBITDA	4,766	265	2,048	4,571	16	1,258	2,584	(17,634)	(2,126)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(1,321)	(1,321)
Finance expense	-	-	-	-	-	-	-	(6,238)	(6,238)
Impairment expense	-	(281)	-	-	-	-	-	(11)	(292)
Depreciation and amortisation expense	-	-	-	-	-	-	-	(1,842)	(1,842)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(2,135)	(2,135)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	(568)	(568)
Fair value (gain)/loss on Convertible Note derivative	-	-	-	-	-	-	-	(592)	(592)
Loss before income tax expense	4,766	(16)	2,048	4,571	16	1,258	2,584	(30,341)	(15,114)
Income tax expense	-	-	-	-	-	-	-	(865)	(865)
Loss after income tax expense	4,766	(16)	2,048	4,571	16	1,258	2,584	(31,206)	(15,979)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

7	Operating Segments

(c)	Segment performance

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated	Total
For the year ended 30 June 2016	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Revenue from external customers	37,389	20,680	15,071	28,021	18,876	16,531	6,722	-	143,290
Service income	-	-	-	-	-	-	-	7,702	7,702
Other income	-	-	-	-	-	-	-	8	8
	37,389	20,680	15,071	28,021	18,876	16,531	6,722	7,710	151,000
Cost of sales	(16,053)	(8,930)	(10,721)	(18,056)	(14,540)	(11,658)	(3,582)	15	(83,525)
Gross margin	21,336	11,750	4,350	9,965	4,336	4,873	3,140	7,725	67,475
Other segment expenses*	(12,263)	(9,835)	(709)	(3,520)	(2,817)	(3,204)	(2,039)	(13,975)	(48,362)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(801)	(801)
Corporate expenses	-	-	-	-	-	-	-	(13,002)	(13,002)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	5,160	5,160
EBITDA	9,073	1,915	3,641	6,445	1,519	1,669	1,101	(14,893)	10,470
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(2,232)	(2,232)
Finance expense	-	-	-	-	-	-	-	(10,409)	(10,409)
Impairment expense	-	-	-	-	-	-	-	-	-
Depreciation and amortisation expense	-	-	-	(2,157)	-	-	-	(3,289)	(5,446)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(7,660)	(7,660)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	77	77
Loss before income tax expense	9,073	1,915	3,641	4,288	1,519	1,669	1,101	(38,406)	(15,200)
Income tax expense	-	-	-	-	-	-	-	(5,546)	(5,546)
Loss after income tax expense	9,073	1,915	3,641	4,288	1,519	1,669	1,101	(43,952)	(20,746)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

7	Operating Segments

(c)	Segment performance

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated	Total
For the year ended 30 June 2015	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Revenue from external customers	37,089	18,491	16,333	29,817	13,853	17,548	5,683	-	138,814
	-	-	-	-	-	-	-	24	24
	37,089	18,491	16,333	29,817	13,853	17,548	5,683	24	138,838
Cost of sales	(16,270)	(8,066)	(10,978)	(18,461)	(10,929)	(11,258)	(3,072)	3	(79,031)
Gross margin	20,819	10,425	5,355	11,356	2,924	6,290	2,611	27	59,807
Other segment expenses*	(11,885)	(7,624)	(1,787)	(2,449)	(2,536)	(3,266)	(1,991)	(10,665)	(42,203)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(441)	(441)
Corporate expenses	-	-	-	-	-	-	-	(13,940)	(13,940)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	197	197
EBITDA	8,934	2,801	3,568	8,907	388	3,024	620	(24,822)	3,420
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(12,182)	(12,182)
Finance expense	-	-	-	-	-	-	-	(5,870)	(5,870)
Depreciation and amortisation expense	-	-	-	-	-	-	-	(4,250)	(4,250)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	6,330	6,330
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	(1,827)	(1,827)
Loss before income tax expense	8,934	2,801	3,568	8,907	388	3,024	620	(42,621)	(14,379)
Income tax expense	-	-	-	-	-	-	-	1,274	1,274
Loss after income tax expense	8,934	2,801	3,568	8,907	388	3,024	620	(41,347)	(13,105)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

8	Cash and Cash Equivalents

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Cash on hand	54	48	47	52
Cash at bank	10,685	2,596	4,146	1,194
	10,739	2,644	4,193	1,246

9	Trade and Other Receivables

		31 January	31 January	30 June	30 June
		2018	2017	2016	2015
		NZ$000's	NZ$000's	NZ$000's	NZ$000's
Trade receivables		9,982	26,499	20,603	16,020
Provision for impairment	(a)	(326)	(537)	(268)	(340)
		9,656	25,962	20,335	15,680
Prepayments		1,792	1,779	2,659	935
Other receivables		1,717	349	347	206
		13,165	28,090	23,341	16,821

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(a)	Impairment of receivables

Reconciliation of changes in the provision for impairment of receivables is as follows:

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Balance at beginning of the period	(537)	(268)	(340)	(368)
Provision charged	(92)	(364)	(16)	-
Reversal of impairment	316	80	88	28
Foreign exchange movement	(13)	15	-	-
Balance at end of the period	(326)	(537)	(268)	(340)

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

9	Trade and Other Receivables

(b)	Aged analysis

The ageing analysis of receivables is as follows:

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
0-30 days	7,945	14,883	12,769	14,209
31-60 days	335	2,566	1,934	466
61-90 days (past due not impaired)	489	2,166	1,081	472
61-90 days (considered impaired)	-	-	-	-
91+ days (past due not impaired)	1,213	6,884	4,551	533
91+ days (considered impaired)	-	-	268	340
	9,982	26,499	20,603	16,020

(c)	Transferred receivables

The carrying amounts of the trade receivables include receivables which are subject to a bank funding arrangement. Under this arrangement, Bendon has transferred the relevant receivables to BNZ in exchange for cash and is prevented from selling or pledging the receivables. However Bendon has retained credit risk. The group therefore continues to recognise the transferred assets in their entirety in the balance sheet. The amount repayable under the factoring agreement is presented as secured borrowings.

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Transferred receivables	9,790	11,649	14,599	-

10	Inventories

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Finished goods	31,451	37,904	37,998	46,424
Provision for impairment	(338)	(153)	(426)	(764)
	31,113	37,751	37,572	45,660

Write downs of inventories to net realisable value during the period were NZ$ 298,098 (2017: NZ$ NIL, 2016: NZ$ NIL, 2015: NZ$ NIL).

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

11	Property, plant and equipment

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Plant, furniture, fittings and motor vehicles
At cost	27,801	25,455	26,269	24,687
Accumulated depreciation	(25,788)	(23,182)	(22,855)	(21,176)
	2,013	2,273	3,414	3,511

Leasehold Improvements
At cost	10,762	10,132	10,640	11,111
Accumulated depreciation	(8,034)	(7,441)	(7,845)	(7,769)
	2,728	2,691	2,795	3,342
Total property, plant and equipment	4,741	4,964	6,209	6,853

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

11	Property, plant and equipment

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

		Plant, furniture,
	Leasehold	fittings and
	improvements	motor vehicles	Total
	NZ$000's	NZ$000's	NZ$000's
Year ended 31 January 2018
Balance at the beginning of period	2,691	2,273	4,964
Additions	285	2,032	2,317
Disposals	(4)	(118)	(122)
Depreciation expense	(496)	(2,228)	(2,724)
Foreign exchange movements	252	54	306
Balance at the end of the year	2,728	2,013	4,741

		Plant, furniture,
	Leasehold	fittings and
	improvements	motor vehicles	Total
	NZ$000's	NZ$000's	NZ$000's
7 months ended 31 January 2017
Balance at the beginning of period	2,795	3,414	6,209
Additions	241	482	723
Depreciation expense	(296)	(1,368)	(1,664)
Impairment	-	(281)	(281)
Foreign exchange movements	(49)	26	(23)
Balance at the end of the year	2,691	2,273	4,964

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

11	Property, plant and equipment

(a)	Movements in carrying amounts of property, plant and equipment

		Plant, furniture,
	Leasehold	fittings and
	Improvements	motor vehicles	Total
	NZ$000's	NZ$000's	NZ$000's
Year ended 30 June 2016
Balance at the beginning of year	3,342	3,511	6,853
Additions	205	2,498	2,703
Disposals
Depreciation expense	(469)	(2,497)	(2,966)
Foreign exchange movements	(283)	(98)	(381)
Balance at the end of the year	2,795	3,414	6,209

			Plant, furniture,
	Plant under	Leasehold	fittings and
	finance lease	Improvements	motor vehicles	Total
	NZ$000’s	NZ$000's	NZ$000's	NZ$000's

Year ended 30 June 2015
Balance at the beginning of year	461	3,841	1,038	5,340
Additions	-	96	4,605	4,701
Depreciation expense	(461)	(657)	(2,242)	(3,360)
Foreign exchange movements	-	62	110	172
Balance at the end of the year	-	3,342	3,511	6,853

The management decided to fully impair the costs on the ERP upgrade, and this software will need to be replaced and updated with more advanced system.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

12	Intangible Assets

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Goodwill
Cost	-	-	2,157	2,347
Accumulated impairment	-	-	(2,157)	-
	-	-	-	2,347

Patents and licences
Cost	919	1,169	818	557
Accumulated amortisation and impairment	(718)	(573)	(544)	(540)
	201	596	274	17
Brands
Cost	12,463	12,036	12,105	12,702
Software
Cost	15,788	17,308	17,312	17,131
Accumulated amortisation and impairment	(15,440)	(15,260)	(15,116)	(14,816)
	348	2,048	2,196	2,315
Total Intangible assets	13,012	14,680	14,575	17,381

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

12	Intangible Assets

(a)	Movements in carrying amounts of intangible assets

		Patents and
	Software	licences	Brands	Goodwill	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Year ended 31 January 2018
Balance at the beginning of the year	2,048	596	12,036	-	14,680
Additions	106	12	-	-	118
Amortisation	(163)	(143)	-	-	(306)
Impairment (refer note 12(c))	(1,650)	(264)	-	-	(1,914)
Foreign exchange movements	7	-	427	-	434
Closing value at 31 January 2018	348	201	12,463	-	13,012

		Patents and
	Software	licences	Brands	Goodwill	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
7 months ended 31 January 2017
Balance at the beginning of the period	2,196	274	12,105	-	14,575
Additions	-	351	-	-	351
Amortisation	(148)	(30)	-	-	(178)
Foreign exchange movements	-	1	(69)	-	(68)
Closing value at 31 January 2017	2,048	596	12,036	-	14,680

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

12	Intangible Assets

(a)	Movements in carrying amounts of intangible assets

		Patents and
	Software	licences	Brands	Goodwill	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Year ended 30 June 2016
Balance at the beginning of the year	2,315	17	12,702	2,347	17,381
Additions	211	264	-	-	475
Amortisation	(316)	(7)	-	-	(323)
Impairment	-	-	-	(2,157)	(2,157)
Foreign exchange movements	(14)	-	(597)	(190)	(801)
Closing value at 30 June 2016	2,196	274	12,105	-	14,575

		Patents and
	Software	licences	Brands	Goodwill	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Year ended 30 June 2015
Balance at the beginning of the year	2,081	117	12,274	2,211	16,683
Additions	1,093	-	-	-	1,093
Amortisation	(787)	(104)	-	-	(891)
Foreign exchange movements	(72)	4	428	136	496
Closing value at 30 June 2015	2,315	17	12,702	2,347	17,381

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

12	Intangible Assets

(b)	Impairment testing for goodwill

The goodwill was fully impaired during the year ending 30 June 2016.

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

	For the Year	For the 7	For the Year	For the Year
	Ended	Months Ended	Ended	Ended
Description of the cash-generating unit (CGU)	31 January 2018	31 January 2017	30 June 2016	30 June 2015
	NZ $000's	NZ $000's	NZ $000's	NZ $000's
Australia	-	-	2,157	2347
Impairment expense	-	-	(2,157)	-
	-	-	-	2347

Impairment assumptions

Goodwill was allocated to Australia which is the cash generating unit (CGU) for the purpose of impairment testing. The recoverable amount of the CGU was determined based on the fair value less cost to sell method.

The fair value less costs to dispose calculation was based on a discount of the anticipated cash flows that a market participant would consider is possible from the asset, over a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry.

The result of the impairment assessment is that the carrying value exceeded the fair value less costs to sell by an amount of $2.2m. As such, the goodwill has been fully impaired during the year ended 30 June 2016.

Significant assumptions used for the purposes of the fair value calculation include:

Australia

Annualised restructuring savings - $1.035m

Pre-tax discount rate - 12.7%

Terminal growth - 3.5%

(c)	Impairment testing for indefinite-lived brand intangibles

Brand intangible assets represent brands owned by the Group, that arose on historical acquisitions including Pleasure State, Davenport and Lovable.

The brand intangible assets $12,463,000 (31 January 2017: $12,036,000, 30 June 2016: $12,105,000, 30 June 2015: $12,702,000) are tested for impairment annually.

Impairment assumptions

Management has determined the recoverable amount of the indefinite-lived brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. No impairment was identified.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

12	Intangible Assets

(c)	Impairment testing for indefinite-lived brand intangibles

Management's approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 5% (31 January 2017: 5%, 30 June 2016: 5%, 30 June 2015: 2%)

Royalty rate: 6.6% (31 January 2017: 6.6%, 30 June 2016: 6.6%, 30 June 2015: 6.6%)

Cash flow forecast period: 5 years (31 January 2017: 5 years, 30 June 2016: 5 years, 30 June 2015: 5 years)

Post-tax discount rate (%): 11.4% (31 January 2017: 11.4%, 30 June 2016: 11.4%, 30 June 2015: 11.4%)

Long term growth rate (%): 2% (31 January 2017: 2%, 30 June 2016: 2%, 30 June 2015: 0%)

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows:

(a) a 1.5% increase in the post-tax discount rate

(b) sales growth rate reduced to 2%

(c) a 1.5% reduction in the royalty rate

In the prior years, there were no reasonably possible changes in key assumptions that resulted in impairment.

The carrying amounts of the indefinite-lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post-tax discount rate, sales growth rate and royalty rate. A 1.5% increase in the post-tax discount rate would result in an impairment of $928 thousand against the carrying amount of the indefinite-lived brand intangibles. A reduction of the sales growth rate to 2% would result in an impairment of $611 thousand against the carrying amount of the indefinite-lived brand intangible assets. A 1.5% reduction in the royalty rate would result in an impairment of $2,267 thousand against the carrying amount of the indefinite-lived brand intangibles.

(d)	Impairment of software

Impairment charge relating to software is due to management deciding to fully impair the costs on the ERP upgrade, as this software will need to be replaced and updated with more advanced system.

13	Derivative Financial Instruments

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Current assets
Forward exchange contracts	-	-	-	2,289

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Current liabilities
Foreign exchange contracts	2,087	4,188	5,531	1

In order to mitigate exchange rate movements and to manage the inventory costing process, the Group has entered into forward currency contracts to purchase US dollars.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

14	Derivative on Convertible Notes

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Derivative on Convertible Notes	1,110	4,112	-	-

The Group has an embedded derivative feature in convertible notes due to foreign currency. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

15	Trade and Other Payables

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
CURRENT
Trade payables	21,143	19,221	18,357	25,302
Accruals	9,568	7,503	6,934	9,096
Employee benefit liabilities	1,805	1,842	1,524	2,152
	32,516	28,566	26,815	36,550

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Employee benefit liabilities	-	-	118	150

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days however some the trade creditors are out of term as at 31 January 2018 and subsequent to the end of the financial period the company has reduced the out of term trade creditors but further work is required to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

16	Borrowings

		31 January	31 January	30 June	30 June
		2018	2017	2016	2015
	Note	NZ$000's	NZ$000's	NZ$000's	NZ$000's

CURRENT
Secured liabilities:
Bank overdraft		-	-	-	18,064
Shareholder loans		10,951	8,200	29,281	16,918
Lease liability	22	-	-	-	105
Bank loans		16,000	16,000	-	17,841
Debt issuance costs in relation to bank loan		(218)	(656)	(565)	(42)
Working capital financing bank facility		22,489	31,710	32,877	3,387
Convertible notes		1,740	13,744	-	-
Other loan		1,159	-	-	-
		52,121	68,998	61,593	56,273

The fair value of borrowings is not considered to be materially different to their carrying amounts.

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

NON-CURRENT
Secured liabilities:
Bank loans	-	-	16,000	-

The fair value of borrowings is not considered to be materially different to their carrying amounts.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

16	Borrowings

(a)	Assets pledged as security:

Borrowings are secured by a fixed and floating charge over the assets of the consolidated entity. The lease liabilities are effectively secured as the rights to the leased assets, recognised in the balance sheet, revert to the lessor in the event of default.

(b)	Bank overdrafts and bank loans

On 27 June 2016, all banking facilities were repaid and a new banking arrangement with BNZ commenced. BNZ has a first ranking charge over all assets of the Bendon Limited group.

The new debt arrangement entered into on 27 June 2016 includes a term loan facility and interchangeable (working capital) loan facility.

The term loan facility of NZD$16,000,000 is repayable on 27 June 2018. The current interest rate on this loan is 5.55% (31 January 2017: 4.84%, 2016: 4.77%) per annum. There has been a breach of covenant during the period.

As at 31 January 2018, the interchangeable facility is NZD$22,489,428 (31 January 2017: NZD$31,710,000, 30 June 2016: NZD$32,877,397) has a limit of NZD$35,000,000 and is repayable on demand. The current interest rate on this loan is 5.32% (31 January 2017: 3.87%). It provides a working capital facility, by allowing the Company to sell its trade receivables and fund the purchases of stock.

Bank of New Zealand has the first ranking charge over all assets of Bendon Limited. Under the terms of the major borrowing facilities, there were no covenants in place until 31 December 2016. From this date onwards, the group is required to comply with financial covenants in respect of a gearing ratio, fixed charge cover ratio, interest cover ratio, and capex spend.

As at 30 September 2017, 31 December 2017 there was a breach in the gearing ratio covenant that is not to be greater than 2.25 times for the reporting period. As at those dates the gearing ratio, as defined by the bank facility agreement was calculated at 6.45 times and 5.96 respectively. The Bank has advised that they are currently taking the Breach under review and they expressly reserve their rights under the facility agreement. The covenant is still in breach, and this is still under review as at the date of the report.

Subsequent to the end of the period Bendon has reduced the facility by the following: $1.8m on 4 August 2017, $2.7m on 7 August 2017 and $4.3m on 31 August 2017 as a permanent reduction.

The Bank has increased the Margin to 2% per annum and line fee of 1%.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

16	Borrowings

(c)	Shareholder loan - Related party

The Group has loan from shareholders of $10,951,295 (31 January 2017: $8,200,000, 30 June 2016: $29,280,991, 30 June 2015: $16,917,902), which are secured by a debenture over the assets of the Group, subordinated to the bank loan.

On 29 September 2016, Bendon Limited issued additional 24,839 shares to the shareholders as part of an agreement to convert debt to equity. The amount of debt converted on this date amounted to $24,839,783. The remainder of the shareholder loan remained outstanding and is at call as per the shareholders Agreement. The shareholder has confirmed the loan will not be recalled in the period twelve months from the date of signing the 31 January 2018 financial statements.

The current interest rate on shareholder loans is 30% (31 January 2017: 30%, 30 June 2016: 30%, 30 June 2015: 30%) and was increased at the end of 2014, and is capitalised quarterly. Total interest capitalised and accrued during the year ending 31 January 2018 is $2,806,945 (2017: $6,436,987, year ended 30 June 2016: $7,042,000, year ended 30 June 2015: $3,192,000).

(d)	Convertible notes

During the year to 31 January 2018, Bendon Limited has on issue an aggregate amount of USD$2,600,000 (NZD$3,624,198) (31 January 2017: USD$12,000,000 (NZD$16,474,465) convertible loan notes with 10% interest pursuant to an Investment Agreement dated on 9 August 2017. The convertible notes are subject to a conversion at a fixed value on the business day immediately prior to the Scrip-for-Scrip Rollover and maturity date of 10th August 2019. Conversion is at the noteholders option. If conversion does not occur the convertible notes are redeemable at maturity. The issuer can elect to redeem at any time prior to maturity.

On 29th September 2017, the holders of USD$11.75m (NZ$16.79m) of convertible notes converted to 23,961 ordinary shares. The holder of US$1.0m (NZ$1.42m) of convertible notes elected for their convertible note to be repaid, and classified as other loan.

The carrying value of the convertible notes at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative recognised. The convertible notes are subsequently measured at amortised cost using the effective interest rate method. The carrying value of the convertible notes at 31 January 2018 was $1,740,000 (31 January 2017: $13,744,000).

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

17	Provisions

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

CURRENT
Lease contributions	412	480	342	353
Onerous contracts	264	377	-	233
Make good	430	671	513	200
	1,106	1,528	855	786

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

NON-CURRENT
Lease contributions	910	702	976	906
Onerous contracts	-	176	275	361
Make good	1,801	1,371	1,304	1,500
	2,711	2,249	2,555	2,767

	Lease	Onerous
	contributions	contracts	Make good	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Opening balance at 1 February 2017	1,182	553	2,042	3,777
Additional provisions recognised	635	-	595	1,230
Unused amounts reversed	-	-	(658)	(658)
Unwinding of discounts	-	-	271	271
Amounts used during the year	(547)	(289)	(77)	(913)
Exchange differences	52	-	58	110
Balance at 31 January 2018	1,322	264	2,231	3,817

Opening balance at 1 July 2016	1,318	275	1,817	3,410
Additional provisions recognised	145	508	353	1,006
Unused amounts reversed	-	-	(112)	(112)
Unwinding of discounts	-	-	(9)	(9)
Amounts used during the period	(269)	(230)	-	(499)
Exchange differences	(12)	-	(7)	(19)
Balance at 31 January 2017	1,182	553	2,042	3,777

Onerous contracts

The onerous provision relates to a head office lease for which the space is not fully utilised. The provision is calculated using a pre-tax discount rate of 11.4% (2017: 11.4%, 2016: 11.4%, 2015: 11.4%).

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

17	Provisions

Make good

In accordance with certain lease agreements, the Group must refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. The provision has been calculated using a pre-tax discount rate of 2% (2017: 2%, 2016: 2%, 2015: 4%), and other market assumptions and re-assessed annually.

During the 2018 financial year an additional $595 thousand was recognised in relation to new retail leases in Australia. As a result of the new Auckland office lease, make good requirements were reversed.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

18	Share Capital

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
306,028 (2017: 274,839, 2016: 250,000, 2015: 250,000) Ordinary shares	68,727	27,948	3,108	3,108

(a)	Ordinary shares

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

At the beginning of the reporting period	27,948	3,108	3,108	3,108
Issuance of new shares	22,990	24,840	-	-
Convertible note maturity	17,789	-	-	-
At the end of the reporting period	68,727	27,948	3,108	3,108

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Company. On a show of hands at meetings of the Company, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

The Company does not have authorised capital or par value in respect of its shares.

	For the Year	For the Year	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	Number	Number	Number	Number
At the beginning of the period	274,839	250,000	250,000	250,000
Shares issued during the period	31,189	24,839	-	-
At the end of the period	306,028	274,839	250,000	250,000

(b)	Other equity

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Value of conversion rights - convertible notes	17,789	-	-	-

The amount shown for other equity is the value of the conversion rights relating to the 15% convertible notes, details of which are shown in note 16(d).

(c)	Capital Management

The key objectives of the Company when managing capital is to safeguard its ability to continue as a going concern and maintain optimal benefits to stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity. The Company defines capital as its equity and net debt.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

18	Share Capital

(c)	Capital Management

There has been no change to capital risk management policies during the year.

Management are constantly adjusting the capital structure to take advantage of favourable costs of capital or high return on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders or sell assets to reduce debt. The Group is not subject to any externally imposed capital requirements.

The gearing ratio is as follows:

		2018	2017	30 June 2016	30 June 2015
	Note	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Total borrowings	16	52,121	68,998	77,593	56,273
Less Cash and cash equivalents	8	(10,739)	(2,644)	(4,193)	(1,246)
Net debt		41,382	66,354	73,400	55,027
Equity		(5,710)	(9,044)	(17,876)	2,839
Total Captial		35,672	57,310	55,524	57,866
Gearing ratio		116%	116%	132%	95%

19	Reserves

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Foreign currency translation reserve
Opening balance	(2,154)	(2,125)	(2,156)	(2,063)
Transfers in	148	(29)	31	(93)
Balance at the end of the period	(2,006)	(2,154)	(2,125)	(2,156)

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

20	Loss per Share

(a)	Basic and diluted loss per share

	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$	NZ$	NZ$	NZ$
From continuing operations attributable to the ordinary equity holders of the company	(131.38)	(60.54)	(82.86)	(52.79)
Total basic and diluted loss per share attributable to the ordinary equity holders of the company	(131.38)	(60.54)	(82.86)	(52.79)

All convertible notes issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended 31 January 2018. These notes could potentially dilute earnings/loss per share in the future.

(b)	Reconciliation of loss used in calculating loss per share

For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Basic and diluted loss per share
Profit/(loss) attributable to the ordinary equity holders of the company used in calculating basic earnings per share:	(37,445)	(16,008)	(20,715)	(13,198)

(c)	Weighted average number of shares used as the denominator

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	Number	Number	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	285,019	264,441	250,000	250,000

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

20	Loss per Share

(d)	Information concerning the classification of securities

Convertible notes

During the year ended 31 January 2018, Bendon Limited issued an aggregate amount of USD $2,600,000 (NZ$3,544,649) 7% convertible notes subject to an Investment Agreement dated on 9 August 2017. The convertible notes are subject to a conversion at a fixed value on the business day immediately prior to the Scrip-for-Scrip Rollover and maturity date of 10th August 2019. Conversion is at the noteholders option. If conversion does not occur, the convertible notes are redeemable at maturity. The issuer can elect to redeem at any time prior to maturity. The notes are convertible into ordinary shares of Bendon Limited, at the option of the holder, or redeemable on 10th August 2019. Due to the conversion being determined by the USD invested amount, the instrument contains a derivative in relation to potential fluctuations between the USD and NZD.

All convertible notes issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended 31 July 2018. These notes could potentially dilute earnings/loss per share in the future.

21	Accumulated Losses

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
(Accumulated losses)/retained earnings at the beginning of the period	(34,838)	(18,859)	1,887	14,992
Loss for the period	(37,593)	(15,989)	(20,746)	(13,105)
(Accumulated Losses)/Retained Earnings at end of the period	(72,431)	(34,848)	(18,859)	1,887

22	Capital and Leasing Commitments

(a)	Finance Leases

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Minimum lease payments:
- not later than one year	-	-	-	105
Minimum lease payments	-	-	-	105
Less: finance changes	-	-	-	-
Present value of minimum lease payments	-	-	-	105

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

22	Capital and Leasing Commitments

(b)	Operating Leases

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Minimum lease payments under non-cancellable operating leases:
- not later than one year	9,618	9,472	9,594	8,952
- between one year and five years	14,943	14,435	16,438	17,089
- later than five years	528	59	140	312
	25,089	23,966	26,172	26,353

Operating leases are in place for leased premises and vehicles, and normally have a term between 1 and 11 years. Lease payments are increased on an annual basis to reflect market rentals.

(c)	Contracted Commitments

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Licence contract
- not later than one year	3,797	3,652	3,696	3,147
- between one year and five years	12,009	15,917	16,775	15,808
- later than five years	-	-	2,283	6,652
	15,806	19,569	22,754	25,607

The Group has an exclusive licence to use the trademark and name Heidi Klum in the manufacture, promotion, sale and distribution of product. The contract was executed on 26 September 2014 and commenced on 1 January 2015. The contract has a 7 year term with no rights to renew. Licence royalties are calculated based on net sales, and the minimum guarantee payments payable by the Group are set out above.

23	Lessor Commitments

The Group sub leases its US and Australian premises under a commercial lease. These non-cancellable leases have terms between 1 and 6 years. All leases include an option for the Group to increase rent to current market rental on an annual basis.

The future minimum lease payments under non-cancellable leases are:

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
- no later than 1 year	166	503	620	431
- between 1 year and 5 years	-	1,076	1,217	565
- greater than 5 years	-	-	-	-
Total minimum lease payments	166	1,579	1,837	996

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

The Group is exposed to a variety of financial risks through its use of financial instruments.

The Group’s overall risk management plan seeks to minimise potential adverse effects due to the unpredictability of financial markets.

The most significant financial risks to which the Group is exposed to are described below:

Specific risks

•	Liquidity risk
•	Credit risk
•	Market risk - currency risk, interest rate risk and price risk

Financial instruments used

The principal categories of financial instrument used by the Group are:

•	Trade receivables
•	Cash at bank
•	Bank overdraft
•	Trade and other payables
•	Floating rate bank loans
•	Forward currency contracts
•	Shareholders loan

Objectives, policies and processes

The Board of Directors receives overall responsibility for the establishment of the Group’s financial risk management framework. This includes the development of policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk and the use of derivatives.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The day-to-day risk management is carried out by the Group’s finance function under policies and objectives which have been approved by the Board of Directors.

Mitigation strategies for specific risks faced are described below:

Liquidity risk

Liquidity risk arises from the Group’s management of working capital and the finance charges and principal repayments on its debt instruments. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities as and when they fall due.

The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business.

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

Liquidity risk

The timing of cash flows presented in the table to settle financial liabilities reflects the earliest contractual settlement dates and does not reflect management's expectations that banking facilities will be rolled forward. The amounts disclosed in the table are the undiscounted contracted cash flows and therefore the balances in the table may not equal the balances in the consolidated balance sheets due to the effect of discounting.

The Group‘s liabilities have contractual maturities which are summarised below:

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

Liquidity risk

	Non-derivatives Borrowings NZ$000's	Non-derivatives Finance lease obligations NZ$000's	Non-derivatives Trade payables NZ$000's	Non-derivatives Bank guarantees NZ$000's	Non-derivatives Total NZ$000's	Derivatives Gross future cash settlement on forward currency contracts - inflow NZ$000's	Derivatives Gross future cash settlement on forward currency contracts - (outflow) NZ$000's	Derivatives Total NZ$000's
Not later than 1 month
31 January 2018	26,482	-	21,143	-	47,625	13,577	(13,950)	(373)
31 January 2017	56,333	-	19,221	-	75,554	2,078	(2,250)	(172)
30 June 2016	63,054	-	18,357	-	81,411	6,636	(7,097)	(461)
30 June 2015	22,322	66	25,302	-	47,690	-	-	-

1 to 3 months
31 January 2018	148	-	-	-	148	13,837	(14,453)	(616)
31 January 2017	129	-	-	-	129	9,900	(11,326)	(1,426)
30 June 2016	127	-	-	-	127	18,755	(20,454)	(1,699)
30 June 2015	996	40	-	-	1,036	1,841	(2,029)	(188)

3 months to 1 year
31 January 2018	27,247	-	-	-	27,247	20,895	(21,993)	(1,098)
31 January 2017	18,631	-	-	-	18,631	37,855	(40,445)	(2,590)
30 June 2016	572	-	-	-	572	36,397	(39,766)	(3,369)
30 June 2015	17,496	-	-	-	17,496	15,715	(17,133)	(1,418)

1 to 5 years
31 January 2018	-	-	-	-	-	-	-	-
31 January 2017	323	-	-	-	323	-	-	-
30 June 2016	16,763	-	-	582	17,345	-	-	-
30 June 2015	16,981	-	-	372	17,353	8,940	(9,623)	(683)

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

Liquidity risk

	Non-derivatives Borrowings NZ$000's	Non-derivatives Finance lease obligations NZ$000's	Non-derivatives Trade payables NZ$000's	Non-derivatives Bank guarantees NZ$000's	Non-derivatives Total NZ$000's	Derivatives Gross future cash settlement on forward currency contracts - inflow NZ$000's	Derivatives Gross future cash settlement on forward currency contracts - (outflow) NZ$000's	Derivatives Total NZ$000's

Total
31 January 2018	53,877	-	21,143	-	75,020	48,309	(50,396)	(2,087)
31 January 2017	75,416	-	19,221	-	94,637	49,833	(54,021)	(4,188)
30 June 2016	80,516	-	18,357	582	99,455	61,788	(67,317)	(5,529)
30 June 2015	57,795	106	25,302	372	83,575	26,496	(28,785)	(2,289)

Bendon Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group.

Credit risk arises from cash and cash equivalents, derivative financial instruments, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilisation of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re-established.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due.

The credit risk for liquid funds and other short-term financial assets is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings if available or historical information about counterparty default rate.

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Trade receivables
Counterparty without external credit ratings
New customer less than 6 months	12	187	1,046	1,046
Existing customers (more than 6 months with default in past)	9,970	26,312	19,557	19,557
Total trade receivables	9,982	26,499	20,603	20,603

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Credit ratings
AA-	10,591	2,655	4,122	1,194
A+	94	(11)	24	-
	10,685	2,644	4,146	1,194

The Group has no significant concentration of credit risk with respect to any single counterparty or group of counterparties.

On a geographical basis, the Group has significant credit risk exposures in New Zealand and Australia, United States and United Kingdom given the substantial operations in those regions.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.

(i) Foreign exchange risk

Exposure to foreign exchange risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which financial instruments are held in currencies other than the functional currency.

Exposures to currency exchange rates arise from overseas sales and purchases, which are primarily denominated in currencies other than the functional currency, in particular USD.

Foreign currency denominated financial assets and liabilities, translated into New Zealand Dollars at the closing rate, are as follows:

	AUD	USD	GBP	EUR	HKD	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's	NZ$000's
31 January 2018
Trade receivables	328	199	-	1,376	-	1,903
Trade payables	781	11,209	74	29	53	12,146
Cash and cash equivalents	1,660	7,190	77	92	165	9,184
31 January 2017
Trade receivables	424	211	-	1,509	-	2,144
Trade payables	315	8,557	131	32	16	9,051
Cash and cash equivalents	926	401	131	388	28	1,874
30 June 2016
Trade receivables	531	30	-	1,828	-	2,389
Trade payables	203	12,438	117	8	35	12,801
Cash and cash equivalents	965	163	110	149	9	1,396
30 June 2015
Trade receivables	5	167	-	1,405	-	1,577
Trade payables	334	14,942	50	6	351	15,683
Cash and cash equivalents	422	194	135	103	60	914

The following table illustrates the sensitivity of the net result for the year and equity in regards to the Group’s financial assets and financial liabilities and the US dollar - New Zealand Dollar, Australian Dollar - New Zealand Dollar, GB Pound - New Zealand Dollar, Euro - New Zealand Dollar, and Hong Kong Dollar - New Zealand Dollar exchange rates. There have been no changes in the assumptions calculating this sensitivity from prior years.

It assumes a 10% change of the New Zealand Dollar / Australian Dollar exchange rate for the year ended 31 January 2018 (31 January 2017: 10%, 30 June 2016: 10%, 30 June 2015: 10%). A 10% change is considered for the New Zealand Dollar / US Dollar exchange rate (31 January 2017: 10%, 30 June 2016: 10%, 30 June 2015: 10%). A 10% change is considered for the New Zealand Dollar / GB Pound exchange rate (31 January 2017: 10%, 30 June 2016: 10%, 30 June 2015: 10%). A 10% change is considered for the New Zealand Dollar / Euro exchange rate (31 January 2017: 10%, 30 June 2016: 10%, 30 June 2015: 10%). All of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

The year end rate is 0.9073 AUD, 0.7335 USD, 0.5183 GBP, 0.5913 EUR and 5.7368 HKD.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

If the New Zealand Dollar had strengthened and weakened against the Australian Dollar, US Dollar, GB Pound, Euro and HK Dollar by 10%(31 January 2017: 10%, 30 June 2016: 10%, 30 June 2015: 10%) and 10% (31 January 2017: 10%, 30 June 2016: 10%, 30 June 2015: 10%) respectively then this would have had the following impact:

	NZ$000's
	+10%	-10%
USD
Net results/Equity (31 January 2018)	(1,509)	1,509
Net results/Equity (31 January 2017)	(1,196)	1,196
Net results/Equity (30 June 2016)	(1,267)	1,267
Net results/Equity (30 June 2015)	(797)	797

AUD
Net results/Equity (31 January 2018)	(805)	805
Net results/Equity (31 January 2017)	86	(86)
Net results/Equity (30 June 2016)	75	(75)
Net results/Equity (30 June 2015)	7	(7)

GBP
Net results/Equity (31 January 2018)	(175)	175
Net results/Equity (31 January 2017)	34	(34)
Net results/Equity (30 June 2016)	(16)	16
Net results/Equity (30 June 2015)	(3)	3

EUR
Net results/Equity (31 January 2018)	(136)	136
Net results/Equity (31 January 2017)	186	(186)
Net results/Equity (30 June 2016)	142	(142)
Net results/Equity (30 June 2015)	108	(108)

HKD
Net results/Equity (31 January 2018)	(14)	14
Net results/Equity (31 January 2017)	1	(1)
Net results/Equity (30 June 2016)	(2)	2
Net results/Equity (30 June 2015)	(21)	21

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group's exposure to foreign currency risk.

Forward exchange contracts

The Group has open forward exchange contracts at the end of the reporting period relating to highly probable forecast transactions and recognised financial assets and financial liabilities. These contracts commit the Group to buy specified amounts of foreign currencies in the future at specified exchange rates. The Group has a policy of requiring that forward exchange contracts be entered into where future commitments are entered into requiring settlement at a time in excess of 1 month but less than 1 year, to a value of approximately 75% total foreign exchange exposure. Contracts are taken out with terms that reflect the underlying settlement terms of the commitment to the maximum extent possible so that hedge ineffectiveness is minimised.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

The following table summarises the notional amount of the Group's commitments in relation to forward exchange contracts.

	Notional Amounts				Average Exchange Rate
	31 January 2018 NZ$000's	31 January 2017 NZ$000's	30 June 2016 NZ$000's	30 June 2015 NZ$000's	31 January 2018 $	31 January 2017 $	30 June 2016 $	30 June 2015 $
Buy USD / sell NZD
Settlement
Less than 6 months	48,149	47,292	38,697	24,932	0.7061	0.6687	0.6473	0.7320
6 months to 1 year	-	3,479	22,378	3,854	-	0.7186	0.6424	0.7136

Buy AUD / sell NZD
Settlement

	NZ$000's	NZ$000's	NZ$000's	NZ$000's	$	$	$	$
Less than 6 months	2,247	2,250	5,242	-	0.8900	0.8890	0.9066		-

Buy GBP / sell NZD
Settlement

	NZ$000's	NZ$000's	NZ$000's	NZ$000's	$	$	$	$
Less than 6 months	-	1,000	1,000	-	-	0.5784	0.4181		-

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

24	Financial Risk Management

(ii) Interest rate risk

The Group is exposed to interest rate risk as funds are borrowed at floating and fixed rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group's policy is to minimise interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. At the reporting date, the Group is exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Floating rate instruments
Bank overdraft	-	-	-	14,481
Working capital financing bank facility	22,489	31,710	32,877	3,387
Convertible notes	1,740	16,474	-	-
Borrowings	16,000	16,000	16,000	17,841
	40,229	64,184	48,877	35,709

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +1.00%/-1.00% (2017: +1.00%/-1.00%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions and economist reports.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	NZ$000's
	1.00%	-1.00%
	NZ$000's	NZ$000's
Net results/Equity (31 January 2018)	420	(420)
Net results/Equity (31 January 2017)	642	(642)
Net results/Equity (30 June 2016)	352	(352)
Net results/Equity (30 June 2015)	283	(283)

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

25	Tax assets and liabilities

	Opening Balance NZ$000's	Charged to Income NZ$000's	Charged directly to Equity NZ$000's	Changes in Tax Rate NZ$000's	Exchange Differences NZ$000's	Closing Balance NZ$000's
Deferred tax assets/(liabilities)
Property, plant and equipment	1,251	417		-	-	1,668
Doubtful debts	85	(5)		-	-	80
Provision for annual leave	273	23		-	-	296
Provision for long service leave	66	13		-	-	79
Other payroll provisions	142	(18)		-	-	124
General provisions	1,857	(1,524)		-	-	333
Inventories	125	90		-	-	215
Carried forward tax losses	194	3,300		-	-	3,494
Intangible assets	(403)	(297)		-	-	(700)
Balance at 30 June 2015	3,590	1,999		-	-	5,589

Property, plant and equipment	1,668	(1,668)		-	-	-
Doubtful debts	80	(80)		-	-	-
Provision for annual leave	296	(296)		-	-	-
Provision for long service leave	79	(79)		-	-	-
Other payroll provisions	124	(124)		-	-	-
General provisions	333	(333)		-	-	-
Inventories	215	(215)		-	-	-
Carried forward tax losses	3,494	(2,864)		-	-	630
Intangible assets	(700)	70		-	-	(630)
Balance at 30 June 2016	5,589	(5,589)		-	-	-

Carried forward tax losses	630	-				630
Intangible assets	(630)	-				(630)
Balance at 31 January 2017	-	-		-	-	-

Carried forward tax losses	630	-				630
Intangible assets	(630)	-				(630)
Balance at 31 January 2018	-	-		-	-	-

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

26	Dividends

No final dividend will be paid in respect of the period ended 31 January 2018 (31 January 2017: Nil, 30 June 2016: Nil, 30 June 2015: Nil).

Franking account

	31 January	31 January	30 June	30 June
	2018	2017	2016	2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Australian franking credits available for subsequent financial years at a tax rate of 30%	3,995	3,757	3,808	4,113

New Zealand imputation credits available for subsequent financial years at a tax rate of 28%	236	235	235	235

The above amounts are based on the dividend franking account at period-end adjusted for:

(a)	Franking credits that will arise from the payment of the current tax liabilities;
(b)	Franking debits that will arise from the payment of dividends recognised as a liability at the period end;
(c)	Franking credits that will arise from the receipt of dividends recognised as receivables at the end of the period.

27	Key Management Personnel Remuneration

Key management personnel remuneration included within employee expenses for the period is shown below:

	For the Year	For the 7
	Ended	Months Ended	For the Year	For the Year
	31 January	31 January	Ended 30 June	Ended 30 June
	2018	2017	2016	2015
	NZ$	NZ$	NZ$	NZ$
Short-term employee benefits	1,742,530	1,492,015	1,751,710	2,039,156
	1,742,530	1,492,015	1,751,710	2,039,156

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

28	Interests in Subsidiaries

Composition of the Group

		Percentage	Percentage	Percentage	Percentage
	Principal place of	Owned (%)*	Owned (%)*	Owned (%)*	Owned (%)*
	business / Country of	31 January	31 January	30 June	30 June
	Incorporation	2018	2017	2016	2015

Subsidiaries:
Bendon Retail Limited	New Zealand	100	100	100	100
Bendon Holdings Limited	New Zealand	100	100	100	100
Bendon Holdings Pty Limited	Australia	100	100	100	100
Bendon Pty Limited	Australia	100	100	100	100
Bendon Intimates Pty Limited	Australia	100	100	100	100
PS Holdings No. 1 Pty Limited	Australia	100	100	100	100
Pleasure State Pty Limited	Australia	100	100	100	100
Pleasure State (HK) Limited	Hong Kong	100	100	100	100
Bendon UK Limited	United Kingdom	100	100	100	100
Bendon USA Inc	United States of America	100	100	100	100

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

29	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

•	Financial assets - derivative financial instruments
•	Financial liabilities - derivative financial instruments

Fair value hierarchy

All assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

29	Fair Value Measurement

Fair value hierarchy

The table below shows the assigned level for each asset and liability held at fair value by the Group:

	Level 1	Level 2	Level 3	Total
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
31 January 2018
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	2,087	-	2,087
Derivative on Convertible Notes	-	-	1,110	1,110

31 January 2017
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	4,188	-	4,188
Derivative on Convertible Notes	-	-	4,112	4,112

30 June 2016
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	5,531	-	5,531

30 June 2015
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	2,289	-	2,289
Financial liabilities
Foreign exchange contracts	-	1	-	1

There were no transfers between levels during the financial periods.

The carrying amount of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature. Bank loans approximate fair value of the carrying amount on the basis of the variable nature of the interest rates associated with the loans.

Valuation techniques for fair value measurements categorised within level 2

The fair value of derivative financial instruments is determined using valuation techniques which maximise the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

29	Fair Value Measurement

Valuation techniques for fair value measurements categorised within level 3

The fair value of the derivative on convertible notes has been determined using a Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate, expected volatility and expected dividend rate. The Company used valuations specialists to perform these valuations.

Fair value measurements using significant unobservable movements (level 3)

The following table presents the changes in level 3 instruments for the year ended 31 January 2018.

Convertible
note liability
NZ$000's
Balance at 31 January 2017	4,112
Changes in fair value	1,110
Conversion	(4,112)
Balance at 31 January 2018	1,110

Valuation inputs and relationships to fair value (level 3)

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Range of inputs for
Unobservable inputs	convertible note liability
Face value (NZD)	3,624,198
Interest rate of note	10%
Risk free rate	1.66%
Term of the instrument	August 2019
Expected volatility	128.7%
Dividend yield	0%

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

30	Contingencies

Contingent Liabilities

The Group had the following contingent liabilities at the end of the reporting period:

	31 January 2018	31 January 2017	30 June 2016	30 June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's

Rent guarantees to certain landlords	419	571	534	313
Standby letter of credit to JP Morgan Chase Bank	291	286	279	-
Guarantee provided to UK Customs Department	329	282	303	372
Guarantee provided to ANZ for Merchant Service	172	-	-	-

31	Related Parties

(a)	The Group's main related parties are as follows:

The ultimate parent entity, which exercises control over the Group, is Cullen Group which is incorporated in New Zealand and owns 71.8% of Bendon Limited.

Key management personnel - refer to Note 27.

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

(b)	Loans (to)/from related parties

	Opening		Closing	Interest not	Interest
	balance		balance	charged	paid/payable	Impairment
	NZ$		NZ$	NZ$	NZ$	NZ$

Loans from related parties
Cullen Investments Limited - 31 January 2018	13,051,321		11,535,677	-	-	-
Cullen Investments Limited - 31 January 2017	9,613,014		13,051,321	-	-	-
Cullen Investments Limited - 30 June 2016	4,010,083		9,613,014	-	-	-
Cullen Investments Limited - 30 June 2015	3,381,579		4,010,083	-	-	-
Whitespace Atelier Limited - 31 January 2018	-		272,665	-	-	-
Whitespace Atelier Limited - 31 January 2017	-		-	-	-	-

Loans to related parties
Naked Inc. - 31 January 2018	-		(1,368,577)	-	-	-
Naked Inc. - 31 January 2017	-		-	-	-	-
PS Holdings No. 2 Pty Limited - 30 June 2015	(21,078)		-	-	-	-
FOH Online Inc. – 31 January 2018		-	3,518,009

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

31	Related Parties

(b)	Loans (to)/from related parties

During the period presented transactions with Cullen Investments Limited include a recovery for Cullen Investments Limited costs paid for by Bendon Group of $1,515,644 (2017: $3,438,307, 2016: $2,056,676, 2015: $628,604), which does not relate to Bendon Ltd's trading such as director costs and employee time. Cullen require assistance with investment appraisal activities and Bendon provides these services to Cullen. There is no foreign currency option contract in current period (2017: $1,012,871, 2016: 3,546,255, 2015: Nil). During the period the Cullen Group provided services to Bendon and Bendon provided services in New Zealand and Australia of the Cullen Group. Cullen Group has also assisted the Company with various cashflow requirements over the year. The loans to Bendon are separately set out in note 16 and is classified as a subordinated loan. The rest of the trading between Bendon and Cullen Group is included in the receivable loan account. This amount is expected to be settled in the next 12 months.

Whitespace Atelier Limited ("Whitespace") is owned by a KMP at Bendon Limited. Beginning 1 Feb 2017, Whitespace is engaged by the Group to procure stock from various suppliers at competitive prices. During the year ended 31 January 2018, purchases amounting to $13,281,727 have been made from Whitespace. As at 31 January 2018, the Group has made prepayments to Whitespace amounting to $272,665 (31 January 2017 : Nil).

As at 31 January 2018, the Group has a payable balance with Naked Brand Inc. of $1,368,577 (2017: nil). On October 4, 2017, the Group entered into a consignment agreement with Naked Brand Group Inc. for the purpose of facilitating a sale of the consigned goods by the Group. As at 31 January 2018, the amount owing to Naked Brand Group Inc. is $608,480 in relation to this agreement. Also within the related party payable balance, it also includes payable of $430,420 for expenses incurred by Naked on behalf of the Group, and payable of $329,677 for fourth quarter operating loss reimbursement payable per the Second Amendment to the Merger Agreement.

On 31 December 2017, Cullen Investments Limited acquired FOH Online Corp. with 100% voting shares. Under the current licence agreement between FOH Online Corp and Bendon Limitd, the consolidated statement of comprehensive income for the year ended 31 January 2018 includes revenue and net loss before tax of $1,078,077 and $617,814 respectively (31 January 2017: nil) . As at 31 January 2018, the Group has a receivable balance with FOH Online Corp. of $3,518,009 (31 January 2017: nil).

As at 31 January 2018, the Group has subordinated loans with EJ Group Limited which is a company owned by Eric Watson, who is also an ultimate shareholder of Bendon. The subordinated loans are also disclosed in note 16.

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

32	Cash Flow Information

Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

		For the 7
	For the Year	Months	For the Year	For the Year
	Ended 31	Ended 31	Ended 30	Ended 30
	January 2018	January 2017	June 2016	June 2015
	NZ$000's	NZ$000's	NZ$000's	NZ$000's
Loss for the period	(37,593)	(15,979)	(20,746)	(13,105)
Cash flows excluded from profit attributable to operating activities interest paid on borrowings	8,792	6,238	10,182	4,402
Non-cash flows in profit:
- depreciation and amortisation expense	3,030	1,842	3,516	5,718
- impairment expense	1,914	292	2,157	-
- fair value gain/(loss) on Convertible Notes derivative	(2,393)	592	-	-
Changes in assets and liabilities:
- (increase) in trade and other receivables	14,925	(4,748)	(6,518)	(1,046)
- (increase) in current tax receivable	52	35	(88)	-
- (increase)/decrease in derivative assets	-	-	2,289	(2,225)
- (increase)/decrease in inventories	6,638	(179)	8,088	(15,646)
- (increase)/decrease in deferred tax asset/(liability)	-	-	5,589	(2,160)
- (increase) in related party receivables	(906)	(3,438)	(5,603)	(650)
- increase/(decrease) in trade and other payables	6,956	2,078	(11,113)	12,817
- increase/(decrease) in income taxes payable	152	635	(483)	36
- increase/(decrease) in provisions	39	367	311	(2,507)
- increase/(decrease) in foreign currency derivative liability	(5,104)	(1,343)	5,530	(1,982)
- net exchange differences	(618)	90	1,849	(851)
Cashflows from operations	(4,116)	(13,518)	(5,040)	(17,199)

Bendon Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2018, 31 January 2017, 30 June 2016 and 30 June 2015

33	Events occurring after the reporting date

•	Subsequent to the end of the financial year the Company entered into a Deed of Amendment with their banker BNZ to reduce the facility as at 31 January 2018 of NZD$36.4 million to NZD$20 million. In addition the new facility takes over guarantees and financial instruments totaling NZD$1,345,000.

The new facility has been provided for 12 months to 14 June 2019 and is subject to four undertakings being: Interest cover ratio of three times that is first tested as at 30 April 2019; gross EBITDA ratio measured to 3 months to September 2018 of $0, six months to 30 December 2018 is greater than $3 million; inventory and receivables ratio must be greater than 2 times being first measured as at 30 September 2018; and the actual sales and gross margin must not vary by more than 10% from the budget submitted to the Bank.

•	Subsequent to the end of the financial period and up to 13 June 2018 the Company issued new ordinary shares to the value of $USD$23.5 million. The share capital has been used to reduce the outstanding Bank facilities as at 31 January 2018 to the new Bank facility limit of NZD$20 million described above.

•	Subsequent to the end of the financial year on 28 June 2018 the Company entered into a Loan facility Agreement with an associate of a major shareholder that provides the Company with a standby facility that makes available to the Company a loan facility to fund creditor calls, working capital, and or servicing of repayment of debt facilities. The facility is split between Facility A which is a NZD$10 million amount available for the purpose or creditor calls and working capital; and Facility B which is a NZD$10 million amount for the purpose of repayment of the Company’s debt with BNZ in the event the Company’s Bank gives notice to reduce or repay the facility. Each facility is subject to a facility fee of NZD$500,000 upon first draw down from each facility.

The facility expires on the second anniversary of the date of the agreement.Interest is payable under the facility on amounts drawn at a rate of 7.5%.

In the event the Company having outstanding indebeteness under the agreement, the borrower grants to the lender an option to convert all or part of the indebeteness into shares of the Company, where the number of shares are determined by the greater of a caclucation using the closing share price and the 30 day VWAP.

•	The Company and Naked Brands Inc completed a merger on 19 June 2018 that was approved by the Naked shareholders on 11 June 2018. The combined group will be known as Naked Brands Group Limited an Australian domiciled entity listed on the Nasdaq.

•	Subsequent to the end of the financial period, the shareholder loan converted to equity on closing of the merger with Naked Brands Inc.