Form 20-F/A
period 2018-01-31
NAKED BRAND GROUP Ltd
filed 2018-10-11
CIK 1707919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______.

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [  ]

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ] No [X]

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by Naked Brand Group Limited as Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended January 31, 2018, as filed with the Securities and Exchange Commission on June 28, 2018, solely for the purpose of updating disclosures regarding our home country corporate governance practices under “Item 16G – Corporate Governance.”

This Form 20-F/A makes no changes to the consolidated financial statements of Naked Brand Group Limited. Other than what is stated above, this Form 20-F/A does not amend, update or restate the information in any other item of the Form 20-F as originally filed on June 28, 2018 or reflect any events that have occurred after the original filing of the Form 20-F on June 28, 2018.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4, and 5 of the certifications have been omitted. Similarly, because no financial statements have been included in this Form 20-F/A, no new certifications are being made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

AMENDMENTS TO PART II

Item 16G on page 57 of the annual report on Form 20-F is hereby replaced in its entirety by the following:

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Listing Rules allow foreign private issuers, such as the Company, to follow home country corporate governance practices (in our case Australian) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof. In accordance with this exception, we intend to follow Australian corporate governance practices in lieu of the following Nasdaq corporate governance standards:

●	We will follow Australian law and corporate governance practices in lieu of the requirement under the Nasdaq Listing Rules to have a majority of board of directors be comprised of independent directors. Australian law and generally accepted business practices in Australia do not require that a majority of our board of directors be independent and, accordingly, we will claim the exemption for foreign private issuers with respect to the Nasdaq majority of independent directors requirement.

●	We will follow Australian law and corporate governance practices in lieu of the requirement under Nasdaq Listing Rules that a quorum for a meeting of shareholders may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our constitution provides that a quorum is two or more shareholders present at the meeting of shareholders and entitled to vote on a resolution at the meeting and, accordingly, we will claim the exemption for foreign private issuers with respect to the Nasdaq quorum requirement.

●

We will follow Australian law and corporate governance practices in lieu of the requirements under the Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with a change of control, certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other equity compensation plans or arrangements. Applicable Australian law prohibits the acquisition of a relevant interest in voting shares of a public company such as Naked, if, because of that transaction, a person’s voting power in the company increases from under 20% to over 20% or increases from a starting point that is above 20% and below 90%. This prohibition is subject to a number of exceptions including where the acquisition is approved by a resolution of shareholders of the company in which the acquisition is made. Due to differences between Australian law and corporate governance practices and the Nasdaq Listing Rules, we will claim the exemption for foreign private issuers with respect to the Nasdaq shareholder approval requirements.

PART III

ITEM 19. EXHIBITS

Exhibit No.	Description

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a).
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Naked Brand Group Limited

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chief Executive Officer

By:	/s/ Howard Herman
Name:	Howard Herman
Title:	Chief Financial Officer

Date: October 11, 2018