Form 20-F
period 2019-01-31
NAKED BRAND GROUP Ltd
filed 2019-06-14
CIK 1707919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission File Number 001-38544

NAKED BRAND GROUP LIMITED

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

c/o Bendon Limited

Building 7B, Huntley Street

Alexandria

NSW 2015, Australia

+61 2 9384 2400

(Address of principal executive offices)

Justin Davis-Rice, Executive Chairman

c/o Bendon Limited

Building 7B, Huntley Street

Alexandria

NSW 2015, Australia

+61 2 9384 2400

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At June 12, 2019, 59,487,636 ordinary shares were issued and outstanding.

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
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes [  ] No [X]

NAKED BRAND GROUP LIMITED

i

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F to “we,” “our,” “us,” the “Company,” “Naked” or similar terms refer to Naked Brand Group Limited and its consolidated subsidiaries. We publish our consolidated financial statements in New Zealand dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in New Zealand dollars, and all references to “$,” “NZD$,” and “dollars” mean New Zealand dollars, unless otherwise indicated.

This Annual Report on Form 20-F (this “Annual Report”) contains our audited consolidated financial statements and related notes for the years ended January 31, 2019 and 2018, the seven month period ended January 31, 2017 and the year ended June 30, 2016 (“Audited Consolidated Financial Statements”). Our Audited Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

On June 19, 2018, we consummated the transactions contemplated by that certain Agreement and Plan of Reorganization, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018 (the “Merger Agreement”), by and among our company, Naked Brand Group Inc., a Nevada corporation (“Naked (NV)”), Bendon Limited, a New Zealand limited company (“Bendon Limited”), Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of ours (“Merger Sub”) and Bendon Investments Ltd., a New Zealand company and at the time the owner of a majority of the outstanding shares of Bendon Limited (the “Principal Shareholder”).

Pursuant to the Merger Agreement, (i) we undertook a reorganization (the “Reorganization”) pursuant to which all of the shareholders of Bendon Limited exchanged all of the outstanding ordinary shares of Bendon Limited (the “Bendon Ordinary Shares”) for our ordinary shares (“Naked Ordinary Shares”), and (ii) immediately thereafter, the parties effectuated a merger of Merger Sub and Naked (NV), with Naked (NV) surviving as a wholly owned subsidiary of ours and the Naked (NV) stockholders receiving Naked Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (NV) (the “Merger” and together with the Reorganization, the “Transactions”).

As a result of the Transactions, Bendon Limited and Naked (NV) became our wholly owned subsidiaries and the shareholders of Bendon Limited and the stockholders of Naked (NV) became shareholders of ours.

TRADEMARKS AND SERVICE MARKS

This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include, among others, the “Naked” trademark, the Heidi Klum trademarks, Frederick’s of Hollywood trademarks and other related trademarks.

Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ®, (sm) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this Annual Report include, among other things, statements relating to:

●	expectations regarding industry trends and the size and growth rates of addressable markets;

●	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

●	expectations for seasonal trends.

These statements are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:

●	our ability to implement our growth strategies;

●	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

●	our ability to keep pace with changing consumer preferences;

●	our ability to protect our intellectual property; and

●	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 3.D of this Annual Report, “Risk Factors,” which include, but are not limited to, the following risks:

●	we may be unable to raise any necessary capital;

●	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

●	we may be unable to protect or preserve our brand image and proprietary rights;

●	we may not be able to satisfy changing consumer preferences;

●	an economic downturn may affect discretionary consumer spending;

●	we may not be able to compete in our markets effectively;

●	we may not be able to manage our growth effectively;

●	poor performance during our peak season may affect our operating results for the full year;

●	our indebtedness may adversely affect our financial condition;

●	our ability to maintain relationships with our select number of suppliers;

●	our ability to manage our product distribution through our retail partners and international distributors;

●	the success of our marketing programs;

●	the risk our business is interrupted because of a disruption at our headquarters; and

●	fluctuations in raw materials costs or currency exchange rates.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any, or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report, particularly in Item 3.D of this Annual Report, “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

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

NON-IFRS FINANCIAL MEASURES

This document includes “non-IFRS financial measures,” that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measures “EBITDA.”

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

EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA differently. For a reconciliation of net income from continuing operations to EBITDA, please see Item 5 of this Annual Report, “Operating and Financial Review and Prospects – Results of Operations.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The selected statement of operations data set forth below for the years ended January 31, 2019 and 2018, the seven month period ended January 31, 2017 and the year ended June 30, 2016, and the selected balance sheet data as at January 31, 2019, 2018 and 2017 and June 30, 2016, has been derived from our audited consolidated financial statements prepared and presented in accordance with IFRS, which are included in this Annual Report. The selected financial information set forth below for the year ended January 31, 2017 has been derived from unaudited consolidated financial information that is not included in this Annual Report.

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

Naked Brand Group Limited Financial Information as prepared under IFRS and in New Zealand Dollars (NZ$)

Consolidated Statement of Operations Data:

			Unaudited
	Jan. 31,	Jan. 31,	Jan. 31,	Jan. 31,	June 30,	June 30,
	2019	2018	2017	2017	2016	2015
	NZ$000	NZ$000	NZ$000	NZ$000	NZ$000	NZ$000
	12 months	12 months	12 months	7 months	12 months	12 months
Revenue	111,920	131,388	152,144	96,284	151,000	138,838
Cost of goods sold	(74,480)	(87,459)	(84,358)	(57,144)	(83,525)	(79,031)
Gross profit	37,440	43,929	67,786	39,140	67,475	59,807
Brand management	(49,256)	(53,653)	(53,957)	(32,040)	(48,362)	(42,203)
Administrative expenses	(3,432)	(4,131)	(3,712)	(2,383)	(4,090)	(4,691)
Corporate expenses	(14,145)	(12,851)	(12,920)	(8,082)	(13,002)	(13,940)
Finance expense	(4,041)	(8,791)	(11,214)	(6,238)	(10,409)	(5,870)
Brand transition, restructure and transaction expenses	(10,075)	(3,272)	(2,430)	(1,321)	(2,232)	(12,182)
Impairment expense	(8,173)	(1,914)	(2,865)	(292)	(2,157)	0
Other foreign currency gains/(losses)	1,963	757	(14,327)	(3,306)	(2,423)	4,700
Fair value gain/(loss) on convertible notes derivative	(775)	2,393	(592)	(592)	0	0
Loss before income tax	(50,494)	(37,533)	(34,230)	(15,114)	(15,200)	(14,379)
Income tax benefit/(expense)	1,274	(60)	(6,123)	(865)	(5,546)	1,274
Loss for the period	(49,220)	(37,593)	(40,352)	(15,979)	(20,746)	(13,105)
Other comprehensive loss
Exchange differences on translation of foreign operations	(7)	148	384	(29)	31	(93)
Total comprehensive loss for the period	(49,227)	(37,445)	(39,968)	(16,008)	(20,715)	(13,198)

Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share (NZ$)*	(2.01)	(1.79)	(2.06)	(0.82)	(1.13)	(0.72)
Diluted loss per share (NZ$)*	(2.01)	(1.79)	(2.06)	(0.82)	(1.13)	(0.72)

*A stock reorganization occurred on June 19, 2018 upon completion of the merger between Naked (NV) and Bendon Limited. As a result, the calculation of basic and diluted earnings per share for 2018, 2017 and 2016 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares. See note 23 of our audited consolidated financial statements for further information.

Consolidated Balance Sheet Data:

	January 31,	January 31,	January 31,	June 30,	June 30,
	2019	2018	2017	2016	2015
	NZ$000	NZ$000	NZ$000	NZ$000	NZ$000
Cash and cash equivalents	1,962	10,739	2,645	4,193	1,246
Working capital	(29,426)	(20,752)	(19,644)	(19,987)	(24,067)
Total assets	75,687	88,096	101,232	95,591	99,849
Borrowings	20,967	52,121	68,998	77,593	56,273
Total shareholders’ equity	10,519	(5,710)	(9,044)	(17,876)	2,839

Unless otherwise noted, all translations from U.S. dollars to New Zealand dollars in this Form 20-F were made at the closing rate as at January 31, 2019 of NZ$1 = US$0.69. We make no representation that any New Zealand dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or New Zealand dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Operations

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

The auditors’ report on our consolidated financial statements included an explanatory paragraph regarding there being substantial doubt about the ability to continue as a going concern.

For the financial year ended January 31, 2019, we experienced a loss after income tax from continuing operations of $49.2m and operating cash outflows of $9.4m. We also are in a net current liability position of $29.4m and a positive net asset position of $10.5m. We anticipate we will need to continue to fund losses through to the start of the fiscal year beginning February 1, 2021. We also have trade creditors that are trading beyond their original credit terms and have breached the loan covenants of our credit facility during our fiscal year ended January 31, 2019. The lender has extended our credit facility from being due on June 30, 2019 to August 31, 2019 to provide us and the lender time to consider a refinance of the facility to a longer term to assist us to continue as a going concern. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern, as noted by our auditors with respect to the consolidated financial statements for the periods ended January 31, 2019. Although our consolidated financial statements raise substantial doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business. If we cannot continue as a viable entity, our shareholders may lose all of their investment in our company.

We have a concentration of sales to key customers and any substantial reduction in sales to these customers would have a material adverse effect on our business.

During the twelve month period ended January 31, 2019 sales were concentrated with Myer, Farmers, Woolworths and David Jones accounting for 9%, 5%, 1% and 1%, respectively. During the twelve month period ended January 31, 2018, sales were concentrated with Myer, Farmers and Woolworths accounting for 7%, 6% and 2% respectively. During the twelve month period ended January 31, 2017, sales were concentrated with Myer, Farmers and Woolworths accounting for 10%, 7%, 5% and 2%, respectively.

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

Our net sales, profit, cash flows and future growth may be affected by negative local, regional, national or international political or economic trends or developments that reduce the consumers’ ability or willingness to spend on discretionary products, including the effects of general economic conditions, employment, consumer debt, changes in personal net worth based on changes in securities market price levels, residential real estate and mortgage markets, taxation, healthcare costs, fuel and energy prices, interest rates, credit availability, consumer confidence and other macroeconomic factors, and national and international security concerns such as war, terrorism or the threat thereof. In addition, market disruptions due to severe weather conditions, natural disasters, health hazards or other major events or the prospect of these events could also impact discretionary consumer spending and confidence levels.

The worldwide apparel industry is heavily influenced by general economic cycles. Apparel retailing is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of specialty apparel and related goods tend to be highly correlated with the cycles of the levels of disposable income of consumers. As a result, purchases of women’s intimate and other apparel, beauty and personal care products and accessories often decline during periods when economic or market conditions are unsettled or weak. Downturns, or the expectation of a downturn, in general economic conditions could materially and adversely affect consumer spending patterns. Because apparel generally is a discretionary purchase, declines in consumer spending may have a more negative effect on apparel retailers than on other retailers. A decline in consumer spending may negatively affect our profitability, because, in such circumstances, our sales may decrease and we may increase the number of promotional sales, either of which could have a material adverse effect on our results of operations, financial condition and cash flows.

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

Our financial performance may be affected by general economic conditions and financial difficulties.

Future increases in interest rates or other tightening of the credit markets, or future turmoil in the financial markets, could make it more difficult for us to access funds, to refinance our indebtedness (if necessary), to enter into agreements for new indebtedness, or to obtain funding through the issuance of our securities. Any such adverse changes in the credit or financial markets could also impact the ability of our suppliers to access liquidity, or could result in the insolvency of suppliers, which in turn could lead to their failure to deliver our merchandise. Worsening economic conditions could also result in difficulties for financial institutions (including bank failures) and other parties that we may do business with, which could potentially impair our ability to access financing under existing arrangements or to otherwise recover amounts as they become due under our other contractual arrangements. Any such events could have a material adverse effect on our results of operations, financial condition and cash flows.

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

Our operations in international markets are subject to a number of risks inherent in any business operating in multiple countries.

As we continue our international expansion, our operations will continue to encounter the following risks, among others:

●	Competition with new competitors or with existing competitors with an established market presence.

●	General economic conditions in specific countries or markets.

●	Volatility in the geopolitical landscape.

●	Restrictions on the repatriation of funds held internationally

●	Disruptions or delays in shipments.

●	Changes in diplomatic and trade relationships.

●	Political instability.

●	Foreign governmental regulation.

If any of these or other similar events should occur, it could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our ability to service or refinance our debt.

We currently have substantial indebtedness. Some of our debt agreements contain covenants which require maintenance of certain financial ratios and also, under certain conditions, restrict our ability to pay dividends, repurchase common shares and make other restricted payments as defined in those agreements. Our cash flow from operations provides the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt. If we are unable to service or refinance our current debt, we may not be able to continue as a viable entity, in which case you may lose your entire investment.

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

If we fail to comply with covenants, representations or warranties under our debt agreements and do not either receive a waiver or amendment from our lenders or refinance the indebtedness subject to such agreements, such failure could trigger a default under our debt agreements. If we default, the lenders under those debt agreements could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable, which declaration could have an adverse impact on our business and results of operations.

Our business is exposed to foreign currency exchange rate fluctuations and control regulations.

Our business has substantial international components that expose us to significant foreign exchange risk. Changes in exchange rates can impact our financial results in two ways: a translation impact and a transaction impact. The translation impact refers to the impact that changes in exchange rates can have on our financial results, as our operating results in local foreign currencies are translated into New Zealand dollars using an average exchange rate over the representative period. Accordingly, during times of a strengthening New Zealand dollar, particularly against the Australian dollar, the Euro, the British pound sterling and the U . S . dollar, our results of operations will be negatively impacted, and during times of a weakening New Zealand dollar, our results of operations will be favorably impacted.

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

A component of our growth strategy has been to make acquisitions. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities but, due to legal and business limitations, we may not have access to all necessary information. The integration process may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

●	failure to implement our business plan for the combined business;

●	delays or difficulties in completing the integration of acquired companies or assets;

●	higher than expected costs, lower than expected cost savings or a need to allocate resources to manage unexpected operating difficulties;

●	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

●	unanticipated changes in applicable laws and regulations affecting the acquired business;

●	unanticipated changes in the combined business due to potential divestitures or other requirements imposed by antitrust regulators;

●	retaining key customers, suppliers and employees;

●	retaining and obtaining required regulatory approvals, licenses and permits;

●	operating risks inherent in the acquired business;

●	diversion of the attention and resources of management;

●	consumers’ failure to accept product offerings by us or our licensees;

●	assumption of liabilities not identified in due diligence;

●	the impact on our or an acquired business’ internal controls and compliance with the requirements under the Sarbanes-Oxley Act of 2002; and

●	other unanticipated issues, expenses and liabilities.

We have completed acquisitions that have not performed as well as initially expected and cannot assure you that any acquisition will not have a material adverse impact on our financial condition and results of operations.

The loss of the services of Justin Davis-Rice as Executive Chairman, Anna Johnson as Chief Executive Officer, other members of our executive management team, or other key personnel could have a material adverse effect on our business.

Justin Davis-Rice’s and Anna Johnson’s leadership in the design and marketing areas of our business has been a critical element of our success since our inception. The death or disability of Mr. Davis-Rice , Anna Johnson or other extended or permanent loss of his or her services, or any negative market or industry perception with respect to him or her or arising from his or her loss, could have a material adverse effect on our business, results of operations, and financial condition.

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

We are not protected by a material amount of key-man or similar life insurance covering our executive officers, including Mr. Davis-Rice or Ms. Johnson, or other members of senior management. We have entered into employment agreements with certain of our executive officers, but competition for experienced executives in our industry is intense and the non-compete period with respect to certain of our executive officers could, in some circumstances in the event of their termination of employment with our company, end prior to the employment term set forth in their employment agreements.

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

We face challenges as consumers migrate to online shopping and we depend on our ability to compete in the e-commerce marketplace.

As consumers continue to migrate online, we face pressures to compete in the e-commerce marketplace. We continue to significantly invest in our online sales capabilities to provide a seamless shopping experience to our customers between our brick and mortar locations and our online environments. Insufficient, untimely or misguided investments in this area could significantly impact our profitability and growth and affect our ability to attract new customers, as well as maintain our existing ones. In addition, declining customer store traffic and migration of sales from brick and mortar stores to digital platforms could lead to store closures, restructuring and other costs that could adversely impact our results of operations and cash flows.

A material disruption in our computer systems could adversely affect our business or results of operations.

We rely extensively on our computer systems to process transactions, summarize results and manage our business. Our computer systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism, and usage errors by our employees. If our computer systems are damaged or cease to function properly, including a material disruption in our ability to authorize and process transactions at our stores or on our online systems, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data and interruptions or delays in our operations. Any material interruption in our computer systems could negatively affect our business and results of operations.

If our technology-based e-commerce systems do not function properly, our operating results could be negatively affected.

Customers are increasingly using computers, tablets and smart phones to shop online and to do price and comparison shopping. We strive to anticipate and meet our customers’ changing expectations and are focused on building a seamless shopping experience across our omnichannel business. Any failure to provide user-friendly, secure e-commerce platforms that offer a variety of merchandise at competitive prices with low cost and quick delivery options that meet customers’ expectations could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with customers and have a material adverse impact on the growth of our business and our operating results.

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

License arrangements exist for Heidi Klum and Frederick’s of Hollywood, and previously existed for Stella McCartney through June 30, 2018. The license arrangements for Heidi Klum, Stella McCartney and Frederick’s of Hollywood contributed revenue of 21%, 5% and 35% of Company sales, respectively, in the twelve month period to January 31, 2019. The gross margin contribution during this period was 26%, 7%, and 30%, respectively, of total Company gross margin. The license arrangements for Heidi Klum, Stella McCartney and Frederick’s of Hollywood contributed revenue of 25%, 11% and 21% of Company sales, respectively, in the twelve month period to January 31, 2018. The gross margin contribution during this period was 19%, 12%, and 30%, respectively, of total Company gross margin. The license arrangements for Heidi Klum, Stella McCartney and Frederick’s of Hollywood contributed revenue of 32%, 9% and 11% of Company sales, respectively, in the twelve month period to January 31, 2017. The gross margin contribution during this period was 29%, 8%, and 16%, respectively, of total Company gross margin.

The operating profit associated with our royalty, advertising and other revenue is significant because the operating expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant licensing partner, whether due to the termination or expiration of the relationship, the cessation of the licensing partner’s operations or otherwise (including as a result of financial difficulties of the partner), without an equivalent replacement, could materially impact our profitability. For example, Bendon Limited’s license to use the Stella McCartney brand terminated effective June 30, 2018.

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

We previously have identified deficiencies in our internal controls that are deemed to be material weaknesses. A material weakness is a deficiency, or a combination of deficiencies in internal controls over financial reporting, such that if there is a material misstatement in our financial statements, they will not necessarily be prevented or detected on a timely basis. As of January 31, 2019, the matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were:

1)	The audit committee has been established, however is still operating under the first year exemptions as outlined in section 16 D in respect of independent members.

2)	Lack of skilled resources and lack of expertise with complex IFRS and SEC reporting matters.

3)	No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures.

4)	We did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of International Financial Reporting Standards commensurate with management’s financial reporting requirements.

We believe that these material weaknesses primarily related to our lack of board oversight and appropriately skilled resources. While these material weaknesses have not resulted in errors that were material to our financial statements in the current year, it impacted our company’s ability to close financial reporting on a timely basis and resulted in numerous late amendments to draft financial statements. We believe the introduction of a properly constituted board with diverse skills and talent will assist in managing the risks across the business. We delayed implementing the appointment of an appropriately qualified personnel on the basis we were preparing to merge with Naked (NV). Upon completion of the merger and becoming public, Naked (NV)’s newly appointed independent non-executive director became a member of our board of directors. In addition, upon becoming public, we established an audit committee. In the future, we plan to provide improved support for our Chief Financial Officer and to take a number of other actions to correct these material weaknesses, including, but not limited to, appointing additional independent directors, adding experienced accounting and financial personnel and retaining third party consultants to review our internal controls and recommend improvements.

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

In addition, any future testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If we are unable to remedy the existing material weaknesses in our internal control over financial reporting, if in the future we identify additional material weaknesses in our internal control over financial reporting, including at some of our acquired companies, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm required to and is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We incurred substantial transaction fees and costs in connection with the Transactions.

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

Nasdaq may delist the Naked Ordinary Shares from quotation on its exchange, which could limit investors’ ability to sell and purchase our securities and subject us to additional trading restrictions.

The Naked Ordinary Shares are currently listed on the Nasdaq Capital Market under the trading symbol “NAKD”. However, on February 5, 2019, we received a notice from the Listing Qualifications Department of Nasdaq stating that, for the last 30 consecutive business days, the closing bid price for the Naked Ordinary Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). We will be afforded 180 calendar days (until August 5, 2019) to regain compliance with the minimum bid price requirement. In order to regain compliance, the bid price for shares of the Naked Ordinary Shares must close at US$1.00 per share or more for a minimum of ten consecutive business days. The notification letter also states that in the event we do not regain compliance within the 180 day period, we will be eligible for additional time if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and notify Nasdaq of our intention to cure the deficiency during such second compliance period, including by effecting a reverse stock split, if necessary. There can be no assurance that we will regain compliance with the minimum bid price requirement within the allotted period, or that we will be able to maintain compliance with the other continued listing requirements under the Nasdaq Listing Rules.

If the Naked Ordinary Shares are not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity;

●	a determination that the Naked Ordinary Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Naked Ordinary Shares;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices (in our case Australian) in lieu of certain Nasdaq requirements applicable to domestic issuers and we are permitted to file less information with the Securities and Exchange Commission than a company that is not a foreign private issuer. This may afford less protection to holders of our securities.

As a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Nasdaq allows us to follow home country governance practices (in our case Australian) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In accordance with this exception, we follow Australian corporate governance practices in lieu of certain of the Nasdaq corporate governance standards, as more fully described elsewhere herein. In particular, we will follow Australian law and corporate governance practices with respect to the composition of our board and quorum requirements applicable to shareholder meetings. These differences may result in a board that is more difficult to remove as well as less shareholder approvals required generally. We will also follow Australian law instead of the Nasdaq requirement to obtain shareholder approval prior to the issuance of securities in connection with a change of control, certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase, or other equity compensation plans or arrangements. These differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions or for certain company compensation related decisions. The Australian home country practices described above may afford less protection to holders of our securities than that provided under the Nasdaq Listing Rules.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Office Location

Our principal and registered office is located at Building 7B, Huntley Street, Alexandria, NSW 2015, Australia, and our telephone number is +61 2 9384 2400. Our agent for service of process in the United States is Graubard Miller, our U.S. counsel, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Principal Legal Advisers

Our principal legal adviser in the United States is Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

History and Development

We are an Australian public limited company formed on May 11, 2017 under the name “Bendon Group Holdings Limited.” We were formed to serve as a holding company for Bendon Limited and Naked (NV) after consummation of the Transactions. Bendon Limited was formed in 1947. Naked (NV) was incorporated in the State of Nevada on May 17, 2005, under the name “Search By Headlines.com Corp.” Prior to the completion of the Transactions, we had no assets and had not conducted any material activities other than those incidental to our formation.

On June 19, 2018, we consummated the Transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Bendon Limited and Naked (NV) completed a business combination transaction by means of (i) the Reorganization, pursuant to which all of the shareholders of Bendon Limited exchanged all of the outstanding Bendon Ordinary Shares for Naked Ordinary Shares, and (ii) immediately thereafter, Merger Sub merged with and into Naked (NV), with Naked (NV) surviving as a wholly owned subsidiary of ours and the Naked (NV) stockholders receiving Naked Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (NV). Effective on and from the closing of the Transactions, we changed our name from Bendon Group Holdings Limited to “Naked Brand Group Limited.”

On November 15, 2018, we and our wholly-owned subsidiary, Bendon, entered into a stock purchase agreement with the shareholders of FOH Online Corp. (“FOH”), including Cullen Investments Limited (“Cullen”), a significant shareholder of the Company and also a debtor to the Company. Pursuant to the agreement, on December 6, 2018, we purchased all of the issued and outstanding shares of FOH, in order to gain direct ownership of the Frederick’s of Hollywood license arrangement FOH had with Authentic Brands Group (“ABG”). We previously marketed merchandise under the Frederick’s of Hollywood brand through a sub-license arrangement with FOH. As a result of the acquisition of FOH, we now have a direct relationship with ABG in relation to the Frederick’s of Hollywood license. Under the terms of the stock purchase agreement, we paid a purchase price of approximately US$18.2 million, as follows (i) the Company forgave debt owed to it by FOH and Cullen, in the aggregate amount of approximately US$9.9 million, and (ii) the Company issued 3,765,087 of our Ordinary Shares to FOH’s shareholders, valued at a price per share of US$2.20. We also agreed to satisfy certain obligations with respect to certain claims involving the parties. A portion of the Ordinary Shares issued to FOH’s shareholders are held in trust and may be released to Cullen to the extent not applied in satisfaction of such claims.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.nakedbrands.com, which contains information about our company. The information on our website shall not be deemed part of this Annual Report.

Principal Capital Expenditures

Our capital expenditures for the twelve months ended January 31, 2019, 2018 and 2017 amounted to $0.2m, $2.2m and $0.7m, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment for new and existing stores. We anticipate our capital expenditures in fiscal year 2020 to include investments in property, plant and equipment for new and existing stores, which will be financed through cashflows from operations and from financing transactions.

B.	Business Overview

Overview

We operate in the highly competitive specialty retail business. We are a designer, distributor, wholesaler, and retailer of women’s and men’s intimate apparel, as well as women’s swimwear. Our merchandise is sold through company-owned retail stores in Australia and New Zealand; through online channels; and through wholesale partners in Australia, New Zealand, the United States and Europe (collectively, “partners”).

We have seven reportable segments:

●	Australia Retail: This segment covers retail and outlet stores located in Australia.

●	New Zealand Retail: This segment covers retail and outlet stores located in New Zealand.

●	Australia Wholesale: This segment covers the wholesale of intimates apparel to customers based in Australia.

●	New Zealand Wholesale: This segment covers the wholesale of intimates apparel to customers based in New Zealand.

●	U.S. Wholesale: This segment covers the wholesale of intimates apparel to customers based in the United States.

●	Europe Wholesale: This segment covers the wholesale of intimates apparel to customers based in Europe.

●	E-commerce: This segment covers the Company’s online retail activities.

In addition, we continually explore new ways to expand its business, including through the use of new technologies, such as blockchain technology. We are presently evaluating how these new technologies may be leveraged in the retail fashion industry. For instance, blockchain technology might be used in the future to create highly efficient end-to-end operations from suppliers to consumers and also to provide low cost trade finance for market participants through blockchain trading platforms. However, we have not yet established the feasibility of, or taken any steps to progress the use of, blockchain technology in our business.

Revenues by Segment

Our revenues in each of our reportable segments for the twelve months ended January 31, 2019 and 2018 and the 7 months ended January 31, 2017 were as follows:

	12 Months Ended January 31,				7 months ended January 31,		12 months ended January 31,
	2019		2018		2017		2016
					Unaudited
Australia Retail	$18.5	m	$18.2	m	$12.1	m	$20.6	m
New Zealand Retail	$31.8	m	$34.3	m	$22.0	m	$37.4	m
Australia Wholesale	$11.5	m	$15.5	m	$18.1	m	$28.0	m
New Zealand Wholesale	$7.2	m	$10.5	m	$7.5	m	$15.1	m
U.S. Wholesale	$5.8	m	$6.4	m	$9.0	m	$18.8	m
Europe Wholesale	$5.0	m	$14.1	m	$9.5	m	$16.5	m
E-commerce	$32.1	m	$32.2	m	$18.1	m	$6.7	m

Recent Developments

On February 14, 2019, Carole Hochman resigned from the board of directors and as our Executive Chairman, and from all other positions she held with our subsidiaries. Ms. Hochman’s resignation was for personal reasons, and was not due to any disagreement with us or our management on any matter relating to our operations, policies or practices (financial or otherwise).

In March 2019, we issued 1,400,000 Naked Ordinary Shares and 1,400,000 warrants to purchase Naked Ordinary Shares to a service provider in exchange for services. The warrants have an exercise price of US$0.50 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

On the March 27, 2019, the Company closed on the following share issuances.

(1)	NZ$6.60 million/US$4.50 million related to the issue of 11,248,415 Naked Ordinary Shares to trade creditors in satisfaction of trade payables due to them, at an effective per share price of US$0.40.

(2)	NZ$1.25 million/US$0.85 million related to the issue of 2,119,178 Naked Ordinary Shares to the holder of one of our outstanding promissory notes in the amount of US$847,671, at an effective per share price of US$0.40 per share.

(3)	NZ$1.69 million/US$1.15 million related to the issue of 4,510,588 Naked Ordinary Shares to investors in a private placement at a share price of US$0.255. The investors also received warrants to purchase 100% of the number of Naked Ordinary Shares for which they had subscribed. The warrants have an exercise price of US$0.306 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

(4)	NZ$4.05 million/US$2.75 million relating to the issue of 10,784,313 Naked Ordinary Shares to certain accredited investors at an agreed per share price of US$0.255, except that, to the extent an investor would beneficially own more than 9.9% of our outstanding Naked Ordinary Shares after the closing, we agreed to issue the investor a “pre-funded” warrant (the “March Pre-Funded Warrants”) in lieu of such shares. Each investor also received an “investment” warrant (the “March Investment Warrants” and together with the March Pre-Funded Warrants, the “March Warrants”) to purchase 100% of the number of Naked Ordinary Shares for which it had agreed to subscribe. As a result, we issued 3,914,846 Naked Ordinary Shares, March Pre-Funded Warrants to purchase 6,869,467 Naked Ordinary Shares and March Investment Warrants to purchase 10,784,313 Naked Ordinary Shares to the investor at the closing. The March Investment Warrants have an exercise price of US$0.306 per share and expire five years from the date of issuance. The March Pre-Funded Warrants have an exercise price of US$0.01 per share and expire five years from the date of issuance. The exercise price and number of shares covered by the March Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole, as well as for subsequent equity issuances occurring prior to July 16, 2019, subject to certain exceptions. If the exercise price of the March Warrants is higher than the last closing bid price of the Naked Ordinary Shares, at any time starting on June 16, 2019, the March Warrants may be exercised on a cashless basis for a number of shares equal to the Black-Scholes value of the portion of the warrant being exercised (as calculated in accordance with the March Warrants), divided by the closing bid price as of two business days prior to the exercise date (but not less than US$0.10). The March Warrants may not be exercised to the extent the holder and its affiliates would beneficially own more than 9.9% of our outstanding Ordinary Shares after such exercise.

On April 2, 2019, the board of directors appointed Anna Johnson as our Chief Executive Officer. Previously Ms Johnson was Chief Executive Officer of Bendon Limited, the main operating entity within the Company. In connection with Ms. Johnson’s appointment, Justin Davis-Rice was appointed as Executive Chairman and resigned as our Chief Executive Officer.

Effective on May 13, 2019, we completed a private placement of a Secured Convertible Promissory Note (the “Note”) to St. George Investments LLC (the “Noteholder”) for a purchase price of US$3,000,000, pursuant to a Securities Purchase Agreement (the “NSPA”) of even date. Pursuant to the NSPA, the Note was sold with an original issue discount of the US$300,000 and we paid US$20,000 of the Noteholder’s expenses, which amount was added to the principal balance of the Note. Accordingly, the Note had an initial principal balance of US$3,320,000. The NSPA includes certain customary representations and warranties and covenants. In addition, we agreed that, so long as the Note is outstanding, we will not issue any debt instrument or incur any debt, subject to certain exceptions, including an exception for any debt incurred from a bank. The Note accrues interest at a rate of 10% per annum, compounded daily, and matures on November 13, 2020. We have the right to prepay the Note, subject to a 15% premium. The Note is secured by a second priority security interest in all our assets and is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand (the “Bank” or “BNZ”). The Noteholder has the right to convert the Note into Naked Ordinary Shares at a conversion price of US$0.90 per share, subject to adjustment for subdivisions or combinations of the ordinary shares. The Noteholder also has the right, beginning on December 13, 2019, to cause us to redeem any portion of the Note, up to a maximum of US$400,000 per month.

On the May 14, 2019, we closed on NZ$2.17 million/US$1.5million share issuance of 6,000,000 shares to an investor in a private placement at a share price of US$0.25. The investor also received warrants to purchase 1,000,000 Naked Ordinary Shares. The warrants have an exercise price of US$0.25, subject to adjustment, and expire two years from the date of issuance.

On May 16, 2019, we issued 653,595 ordinary shares in exchange for the cancellation of US$200,000 in debt held by a shareholder, or an effective purchase price of US$0.306 per share.

On June 11, 2019, we announced that we had appointed David Anderson to become our new Chief Financial Officer. Previously, Mr. Anderson served as Head of Finance for Goodman Fielder, one of the largest consumer goods companies in New Zealand, where he oversaw all financial aspects of the business and led numerous acquisitions. Mr. Anderson will succeed Howard Herman, our current Chief Financial Officer, after the filing with the SEC of certain amendments to our existing registration statements, but no later than June 20, 2019. In connection with the appointment of Mr. Anderson, Mr. Herman is resigning from all positions held by him with our company.

Our senior secured credit facility with the Bank matures on August 31, 2019 and discussions are continuing to extend the facility beyond that point. As at October 31, 2018, there was a breach in minimum gross EBITDA ratio. As at January 31, 2019, there was a breach of the minimum Gross EBITDA ratio and a breach of the inventory and receivables ratio. The Bank has advised that they are currently taking these breaches under review.

Brands

Heidi Klum

Heidi Klum is the face and Creative Director of our flagship brands, Heidi Klum Intimates, Heidi Klum Swim, Heidi Klum Man, and Heidi Klum Intimates Solutions. Our flagship brand, Heidi Klum Intimates collection exudes femininity, elegance and sophistication, each piece designed with the modern woman in mind. We sell our Heidi Klum products at 63 Bendon stores in Australia, New Zealand and Ireland and online at www.bendonlingerie.com and www.heidiklumintimates.com. Additionally, Heidi Klum products are sold in approximately 5,000 wholesale doors in 43 countries across regions in Australia, New Zealand, United States, Europe and United Kingdom under wholesale arrangements.

Frederick’s of Hollywood

Since 1946, Frederick’s of Hollywood has set the standard for innovative apparel, introducing the push-up bra, the padded bra, and black lingerie to the United States market. The brand’s rich history has led it to become one of the most recognized in the world. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products. We sell our Frederick’s of Hollwood products online at www.bendonlingerie.com and www.fredericks.com.

Naked

Naked is an apparel and lifestyle brand company that is currently focused on innerwear products for women and men. Under its flagship brand name and registered trademark “Naked®”, Naked designs, manufactures and sells men’s and women’s underwear, intimate apparel, loungewear and sleepwear through retail partners and direct to consumer through its online retail store www.wearnaked.com. Naked has a growing retail footprint for its innerwear products in premium department and specialty stores and internet retailers in North America, including accounts such as Nordstrom, Dillard’s, Bloomingdale’s, Amazon.com, and others.

Other Brands

Our other brands are Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable and Pleasure State. We sell our products at 63 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, our products are sold in approximately 3,293 wholesale stores in 43 countries across regions in Australia, New Zealand, United States, Europe and United Kingdom under wholesale arrangements.

Until June 30, 2018, we sold Stella McCartney Lingerie and Stella McCartney Swimwear products at Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, Stella McCartney products were sold in wholesale doors in numerous countries across regions in Australia, New Zealand, United States, Europe and United Kingdom under wholesale arrangements.

Our Strengths

We believe the following competitive strengths contribute to our leading market position and differentiate us from our competition:

Distinct, Well-Recognized Brands

Our iconic brands, including Heidi Klum Intimates and Swimwear and Frederick’s of Hollywood Intimates and Swimwear, have come to represent a unique lifestyle across its targeted customers. Our brands allow us to target markets across the economic spectrum, across demographics and across the world. We believe our flagship brands and prominent, highly-recognized creative directors provide us with a competitive advantage.

In-Store Experience and Store Operations

We view our customers’ in-store experience as an important vehicle for communicating the image of each brand. We utilize visual presentation of merchandise, in-store marketing and our sales associates to reinforce the image represented by the brands. Our in-store marketing is designed to convey the principal elements and personality of each brand. The store design, furniture, fixtures and music are all carefully planned and coordinated to create a unique shopping experience. Every brand displays merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the company-wide merchandising strategy. Our sales associates and managers are a central element in creating the atmosphere of the stores by providing a high level of customer service.

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

Highly Experienced Leadership Team

Our management team is led by Justin Davis-Rice, Executive Chairman, who joined Bendon in 2011 and is responsible for leading our revenue growth. Prior to joining Bendon, Mr. Davis-Rice co-founded Pleasure State. Anna Johnson, Chief Executive Officer, brings to us a track record of over 25 years’ experience driving growth across a number of industries, including consumer electronics, outdoor adventure and intimate apparel. The rest of our senior management team has a wealth of retail and business experience at Gazal, Specialty Fashion Group, and Pleasure State. We have developed a strong and collaborative culture aligned around our goals to create the most sensual, functional and comfortable lingerie and underwear for women and men all over the world.

Growth Strategy

Our growth strategy involves seeking to take advantage of the following opportunities across brands and channels:

Channel

●	Opportunity for an additional 50+ retail stores across Australia and New Zealand

●	Additional 25 Bendon outlet stores across Australia and New Zealand in the next 5 years

●	Leveraging e-commerce to attract and educate new and existing customers

●	Targeting e-commerce sales penetration of 40% over the medium term

●	Improving productivity in existing wholesale accounts by gaining additional floor space

●	Selectively adding new wholesale doors, with a focus on US markets

●	Enhancing margins by increasing the proportion of the business derived from direct-to-consumer channels

Brands

●	Expanding the brand and product offering via organic innovation and new license partnerships

●	Expanding brand reach by leveraging our brand portfolio to extend globally, particularly in the US and EU

●	Continuing to build our license portfolio and add new licenses in existing and tangential categories

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

ONE COMPANY, ICONIC BRANDS, A MILLION IDEAS. COLLABORATE AND COMMUNICATE.

We believe this simple, resonant message reminds our people to actively participate, and inspire others, every day in making us a world leader in intimate apparel. At our company, our values underpin everything we do. They guide the way we work, the way we make decisions and how we interact with each other. They define what we can expect when we interact with work colleagues, stakeholders and what our customers can expect when they deal with us. Our message is defined by 5 core values:

People

Our success is built on the success of our people, as it is our people who help create a high-performing culture. Friendly, like-minded, innovative and passionate, we work together to achieve a common goal. Driven to be the best we can be, we celebrate our successes and push boundaries in everything we do.

Pride

We are a house of brands that has captured hearts and souls all around the world. We are inspired by our customers and aim to delight our consumers through designing and creating high quality, beautiful products that engage our customers in a lifetime relationship with us. We promote a positive, energizing, and optimistic environment and continuously strive to find ways to improve what we do every day.

Collaboration

At our company, we believe that diverse minds are critical to our success and we drive innovation, creativity and problem-solving across all levels. We believe in building strong working relationships, always considering the views of others and most importantly letting people know when they’ve done a good job. A collaborative environment is encouraged with a flat structure and open door policy. Embracing our heritage as a family business means that we all work together as a unit to celebrate ideas enabling us to become stronger and more successful.

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

Responsibility

We are all committed to contributing to a sustainable global community, and supporting non-profit organizations that seek to make a positive difference in the world. We recognize the importance of providing social support to our global community. At our company, we look for opportunities to change lives and shape the future by giving our time, money, and unique expertise. Giving is an essential aspect of our culture and we have been able to deliver projects and contributions throughout the years. We aim to attract employees who understand this is a core part of who we are.

Real Estate

Executive Offices and Warehouse

Our principal executive offices are in a 497 m2 facility located at Building 7B, Huntley Street, Alexandria, NSW 2015, Australia. We have additional office space and a warehouse in a 9,163 m2 facility located at 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand. We occupy the Alexandria facility pursuant to a five-year lease that expires on April 24, 2024 and we occupy the Auckland facility pursuant to a six-year lease that expires on May 31, 2022. We believe that these facilities are in good condition and are suitable to the conduct of our business.

Company-owned Retail Stores

Our company-owned retail stores are located in shopping malls and strips in Australia, New Zealand and Ireland. As a result of our strong brands and established retail presence, we have been able to lease high-traffic locations.

The following table provides the number of our company-owned retail stores in operation for each location as of January 1, 2019, 2018 and 2017.

Store Location (State/City)	Country	January 1, 2017	January 1, 2018	January 1, 2019
Australian Capital Territory	Australia	1	1	1
New South Wales	Australia	8	8	8
Queensland	Australia	5	7	6
South Australia	Australia	1	1	1
Victoria	Australia	9	10	9
Western Australia	Australia	1	0	2
North Island	New Zealand	28	31	29
South Island	New Zealand	5	5	7
Kildare	Ireland	1	0	0

The following table provides the changes in the number of our company-owned retail stores operated for the past five calendar years.

Calendar Year	Beginning of Year	Opened	Closed	End of Year
2018	62	4	(3)	63
2017	59	5	(2)	62
2016	52	8	(1)	59
2015	50	3	(1)	52
2014	54	2	(6)	50

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

The following table provides the number of partner stores that sell our products as of January 1, 2019, 2018 and 2017.

Wholesale doors, excluding distributors		January 1, 2017	January 1, 2018	January 1, 2019
ANZ	Australia & New Zealand	1,783	1,344	1,078
UK	United Kingdom	166	137	2
INTL	International	106	105	5
US	United States of America	1,595	5,204	4,456
Total		3,650	6,790	5,241

Additional Information

Merchandise Suppliers

During the twelve months ended January 31, 2019, 2018 and 2017, we purchased merchandise from approximately 59, 22 and 23 suppliers located primarily in China. We believe price volatility is low.

Distribution and Merchandise Inventory

Most of our merchandise is shipped from our suppliers to our distribution centers in New Zealand and Los Angeles. We use a variety of shipping terms that result in the transfer to us of title to the merchandise at either the point of origin or point of destination. From our distribution centers, our merchandise is transported to our wholesale customers, to our retail stores and directly to consumers who purchase online.

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

Seasonal Business

Our operations are seasonal in nature and consist of two selling periods across the year, where the second selling season generates the most sales (the August to January period). This second selling period, which includes the holiday season, accounted for approximately 57%, 54% and 56% of our net sales for the twelve months ended January 31, 2019, 2018 and 2017, respectively, and is typically our most profitable period.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents, cash flows generated from operations and equity and debt financing transactions. In addition, our senior credit facilities are available for additional working capital needs and investment opportunities.

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

Trademarks and Patents

Our trademarks and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in 20 countries and with the registries of many foreign countries and/or are protected by common law. All Heidi Klum and Frederick’s of Hollywood trademarks are licensed under license agreements, while all of our other trademarks are company-owned. We believe our products are identified by our intellectual property and, thus, our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

Competition

The sale of women’s intimate and other apparel, personal care and beauty products and accessories through retail stores is a highly competitive business. Our competitors are numerous and include individual and chain specialty stores, department stores and discount retailers. Brand image, marketing, design, price, service, assortment and quality are the principal competitive factors in retail store sales. Our online businesses compete with numerous online merchandisers. Image presentation, fulfillment and the factors affecting retail store sales discussed above are the principal competitive factors in online sales.

Employee Relations

As of January 31, 2019, we employed approximately 772 employees, 537 of whom were part-time or casual. The number of employees, by geography, is noted in the table below.

Region	Employees
Australia	332
New Zealand	400
United Kingdom	12
Hong Kong	7
United States of America	21

None of the employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and believes its relations with its employees are excellent.

C.	Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Annual Report:

"Listco" Naked Brand Group Holdings Limited [10]
FOH Online Corp. [23]
Bendon Ltd [11]
Naked Brand Group Inc.[24]
Bendon Retail Ltd [12]
Bendon Holdings Ltd [13]
Bendon UK Ltd [14]
Bendon Holdings Pty Ltd [15]
Bendon USA Inc. [16]
Bendon Pty Ltd [17]
PS Holdings No. 1 Pty Ltd [20]
100% Shares
Bendon Retail Pty Ltd [18]
Bendon Intimates Pty ltd [19]
100% Units
Trustee
Pleasure State Pty Ltd [21]
100% legal title as trustee for the Pleasure State Unit Trust
Pleasure State Unit Trust
Pleasure State (HK) Ltd [22]

Note	Company No.	Incorporated
10	619054938	NSW Australia
11	110935	New Zealand
12	1013361	New Zealand
13	480331	New Zealand
14	04200853	England and Wales
15	094492841	NSW Australia
16	3760307	Delaware, USA
17	001222064	NSW Australia
18	153 498 116	VIC Australia
19	149125388	NSW Australia
20	142982483	VIC Australia
21	108588076	NSW Australia
22	1247545	Hong Kong
23	150874814	Delaware, USA
24	1383097	Nevada, USA

D.	Property, Plants and Equipment

The disclosure set forth under “Real Estate” on page 19 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis (this “MD&A”) for Bendon Limited provides information concerning our financial condition and results of operations for the year ended January 31, 2019, 2018 and 2017 and should be read in conjunction with our audited consolidation financial statements and the related notes included in Part III, Item 17, “Financial Statements.” Our selected financial information are reported for the fiscal years ended January 31, 2019 and 2018, for the seven month period ended January 31, 2017, and for the fiscal year ended June 30, 2016. In order to provide additional meaningful information to investors, we have included unaudited consolidated information for the 12 month period ended January 31, 2017, and for the seven month period ended January 31, 2016. This unaudited information is presented for comparative purposes to the corresponding fiscal year ended January 31, 2018 and for the seven month period ended January 31, 2017, and is derived from accounting records.

The following discussion contains forward-looking statements that reflect our future plans, estimates, belief, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in this Form 20-F, particularly in Part I, Item 3.D, “Risk Factors” and in “Cautionary Note Regarding Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

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

Introduction

We are a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel and swimwear. Our merchandise is sold through retail and outlet stores located in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States of America and Europe, and through online channels. We operate licensed brands including Heidi Klum and Frederick’s of Hollywood, and owned brands including Pleasure State, Davenport, Lovable, Bendon, Fayreform, VaVoom, Evollove, and Hickory. We also operated the Stella McCartney brand until June 30, 2018, at which time Bendon Limited’s license to use the brand terminated. Key customers include Farmers, Myer, David Jones and Woolworths.

All dollar values discussed below are presented in New Zealand dollars.

In keeping with customary practice in New Zealand, our fiscal years end on June 30. Subsequent to registration, Bendon Limited changed its fiscal year end to January 31 and align with Naked’s fiscal year end.

Overview

Year ended January 31, 2019 and year ended January 31, 2018

During the 12- month period ended January 31, 2019 and 12-month period ended January 31, 2018 we incurred a net comprehensive loss of ($49.2m) and ($37.4m) respectively.

Net sales in the 12-month period ended January 31, 2019 decreased by $19.5m, or 14.8%, to $111.9m when compared with $131.4m in the 12-month period ended January 31, 2018. The sales in the 12-month period ending January 31, 2019 were negatively impacted by a stock supply issue because of liquidity issues. In addition, we also ended our wholesale relationship with key major accounts in the U.S. market. Our strategic decision to exit the E.U./U.K. market as well as the loss of the Stella McCartney license also contributed to the reduction in sales for the Company.

Brand management expenses decreased by $4.4m, or 8.2% from $53.7m to $49.3m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018. This was largely due to cost savings in our store overheads and reduced marketing spend.

Corporate expenses increased by $1.3m, or 10.1%, from $12.8m to $14.1m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, primarily driven by increased salary allocation and rental costs.

Finance expenses decreased by $4.8m, or 54.5% from $8.8m to $4.0m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, due to a reduction in interest on both external borrowings and shareholder loans.

Brand transition, restructure and transaction expenses increased by $6.8m, or 212.5%, from $3.2m to $10.0m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, which was driven by costs incurred in respect of the U.S. listing process.

Impairment expense increased by $6.3m, or 331.6%, from $1.9m to $8.2m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, which was driven by stock supply issue because of liquidity issues.

Other foreign currency gains increased by $1.2m or 159.2% from $0.7m to $1.9m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, due to positive movements in exchange rates on foreign exchange contracts.

Year ended January 31, 2018 and 12-month period ended January 31, 2017 (unaudited)

During the 12- month period ended January 31, 2018 and 12-month period ended January 31, 2017, we incurred a net comprehensive loss of ($37.4m) and ($39.9m) respectively.

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

Brand transition, restructure and transaction expenses increased by $0.8m, or 34.7%, from $2.4m to $3.2m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017, which was driven by costs incurred in respect of the U.S. listing process.

Other foreign currency gains/(losses) reduced from a loss of $14.3m in 12-month period ended January 31, 2017 to a gain of $0.7m in the 12-month period ended Jan 31, 2018, due to positive movements in exchange rates on foreign exchange contracts.

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

Net sales in the 7-month period ended January 31, 2017 increased by $1.6m, or 1.7%, to $96.2m when compared with $94.7m in the 7-month period ended January 31, 2016. Sales were negatively impacted by a stock supply issue, and less favorable foreign exchange rate fluctuations between the New Zealand dollar and U.S. Dollar, which was offset by the beneficial impact of a new licensing agreement with Frederick’s of Hollywood.

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

Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are fully described in the notes to our audited financial statements as of and for the year ended January 31, 2019, year ended January 31, 2018, 7-month period ended January 31, 2017 and the two years ended June 30, 2016 and June 30, 2015. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity specific accounting treatments used in preparing our financial statements as of the 12 month period ended January 31, 2019, 12 month period ended January 31, 2018, the 7- month period ended January 31, 2017, the 12 month period ended June 30, 2016 and the 12 month period ended June 30, 2015 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

(a) Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the financial year ended 31 January 2019 the Group experienced a loss after income tax from continuing operations of NZ$49.220million and operating cash outflows of NZ$9.434 million. It also is in a net current liability position of $NZ29.426 million and a positive net asset position of NZ$10.519 million.

The losses in the year ended 31 January 2019 were a result of reduced revenue from wholesale customers, increased rebates and discounts, and the plateauing of sales in retail outlets believed to be due to the stores and stockists not having new high margin inventory. The business is experiencing challenging trading conditions which have been impacted by the cancellation of the Stella McCartney licence held by the Group which expired on 30 June 2018, the lack of working capital to purchase sufficient levels of inventory required for trading, reduced customer foot traffic in retail stores and outlets, and a reduction of revenue from wholesale customers. The business also incurred NZ$10.075 million of non-trading costs in relation to brand transition, restructure, and transaction costs associated with listing the Group on the Nasdaq stock exchange. The Group also has trade creditors that are trading beyond their original credit terms.

The Group has also breached its Bank debt loan covenants during financial year, and the Bank has extended the facility from being due on 30 June 2019 to being due or subject to renewal on 31 August 2019. The extension of time in the term of the facility is to provide the Group and the Bank time to consider a refinance of the facility to a longer term to assist the group continue as a going concern.

In consequent to the challenging trading conditions and the negative working capital the business raised NZ$23.248 million of funds in the form of issued capital and convertible notes over the course of the financial year and generated further working capital by reducing inventory by NZ$9.993 million. The Group used the funds to reduce the bank debt from NZ$38.489 million to NZ$20.000 million, reduce long overdue trade creditors (both pre and post year end), fund operating losses, reduce costs, rebuild higher margin inventory, recruit new staff, and pay the costs of listing on the Nasdaq stock exchange.

The funds raised and cash flow generated during the financial year ended 31 January 2019 have not been sufficient to provide the Group with adequate working capital, so subsequent to the end of the financial year management has taken steps to raise further capital to complete a program that will fund new inventory that will restock stores and supply wholesale customers, fund further losses, reduce out of term creditors, reduce costs, and provide funds to amortise the Bank debt. It is expected the group will need to continue to fund losses through to the start of the year beginning 1 February 2021. This capital raising/recapitalisation is continuing at the time of this report with management having set a target to raise a further NZ$31.587 million between March 2019 and 31 January 2020. At the date of this report management had raised NZ$12.179 million and was still planning on raising NZ$19.409 million, of which NZ$4.347 million is in the forecast for collection in June 2019, NZ$7.31 million in July 2019; and NZ$7.531 million in October 2019. The Group may need to raise further funds beyond these amounts to fund the period to 31 January 2022.

Management has also engaged in further restructuring of the businesses operations including reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments, updating leadership roles including appointing a new CEO (which occurred in October 2018) at the Bendon Limited level and the Naked Brand Group Limited level in April 2019, for the operating business, and managing the opening of new stores. The impact from the proposed capital raising and the restructure will take time to generate positive cash flows from operations. The Group expects the business will trend to be cash flow positive by through the year ending 31 January 2021, but will not be fully cash flow positive until the beginning of the year ending 31 January 2022.

As part of the discussions to renegotiate the Bank facilities the Bank appointed an independent review accountant (Review Accountant) to review the cash flow and working capital history and forecasts. The Review Accountant issued a report which is consistent with the information in this note and the Bank has advised they will continue to monitor the Group’s performance during the Bank debt renegotiation process through a formal appointment of a Review Accountant. The Directors expect the Bank to offer a new one year facility with amortisation over the next twelve months by 31 August 2019. The offer of a new Bank facility is dependent on the Group achieving inventory covenants set by the Bank through to 31 August 2019 and the Bank being satisfied that the Group has progressed with securing the remaining capital planned of $NZD$19.409 million.

The directors have also considered the Loan Agreement from its previous major shareholder Cullen Investments Limited (“Cullen”) and has been advised by Cullen that due to some changes with Cullen’s financial circumstances Cullen is not likely to be a reliable source of funding and as a result the directors have decided to pursue new capital raising activities and not rely on Cullen.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in:

●	Raising further capital in line with the Group’s cashflow forecast of at least NZ$19.409 million and collecting it between June 2019 and October 2019 (NZ$4.347 million in June 2019; NZ$7.531 million in July 2019; and NZ$7.531 million in October 2019) then raising follow on capital (the amount is yet to be determined) to fund the business through until it expects to become cash flow positive;
●	Generating sufficient sales and increasing gross margins and reducing overheads from trading in line with forecast;
●	Having sufficient funds from the capital raised to reduce costs, recruit new staff, rebuild higher margin inventory, increasing revenue across the wholesale and retail channels, increase gross margin percentages and contribution that leads to a reduction in the current cash outflow being incurred each month to reach a cash flow positive position, and to reduce bank debt;
●	Continue to receive support from creditors to delay payment of overdue amounts until the Group has adequate cash flow to commence a repayment arrangement or repay the debt in full;and
●	Renegotiating the current bank facilities of $20 million to a facility that is at least a 12 month facility, reviewed annually that commences before the current facilities mature on 31 August 2019; and

(b) Revenue recognition

Revenue is recognised when the amount of the revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Company and specific criteria relating to the type of revenue as noted below, has been satisfied.

Revenue is measured at the fair value of the consideration received or receivable and is presented net of returns, discounts and rebates. The Company assess the expected customer returns and rebates according to the specific information in its possession and its past experience in similar cases.

Sale of goods

Sales of goods through retail stores, e commerce and wholesale channels are recognised when control of the products have been transferred to the customer which is a point in time. For wholesale and e commerce sales, risks and rewards are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at year end based on shipping terms and historical delivery times. The Company also provides a reserve for projected merchandise returns based on prior experience.

The Company sells gift cards to customers. The Company recognises revenue from gift cards when they are redeemed by the customers. In addition, the Company recognises revenue on all of its unredeemed gift cards when the gift cards have expired.

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

Key estimates — impairment of goodwill

In accordance with IAS 36 Impairment of Assets, the Company is required to estimate the recoverable amount of goodwill at each reporting period.

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

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

—	growth in EBITDA future cash flows;

—	timing and quantum of future capital expenditure;

—	long-term growth rates; and

—	the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Company’s impairment evaluation and hence results.

The Company’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note15(c) to the consolidated financial statements.

Key estimates — fair value of financial instruments

The Company has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Key estimates — impairment of brands

In accordance with IFRS 36 Impairment of Assets, the Company is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

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

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Company’s impairment evaluation and hence results.

The Company’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 15 to the consolidated financial statements.

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

Recent Accounting Pronouncements

New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for January 31, 2019 reporting periods and have not been early adopted by the Company. The Company’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Nature of change	Impact	Mandatory application date/Date of adoption by Company
IFRS 16 Leases	In February 2016 the IASB issued a new standard for leases. This AASB 16 replaces IAS 17. The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exemptions are short-term and low-value leases.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company’s consolidated financial statements.

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities.

Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Company’s consolidated financial statements.

Mandatory for financial years commencing on or after January 1, 2019.

Expected date of adoption by the Company: February 1, 2019.

IFRC 23 Uncertainty over Income Tax Treatments (IFRIC 23)	On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.	The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.	IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Recent Developments

On February 14, 2019, Carole Hochman resigned from the board of directors and as our Executive Chairman, and from all other positions she held with our subsidiaries. Ms. Hochman’s resignation was for personal reasons, and was not due to any disagreement with us or our management on any matter relating to our operations, policies or practices (financial or otherwise).

In March 2019, we issued 1,400,000 Naked Ordinary Shares and 1,400,000 warrants to purchase Naked Ordinary Shares to a service provider in exchange for services. The warrants have an exercise price of US$0.50 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

On the March 27, 2019, the Company closed on the following share issuances.

(1)	NZ$6.60 million/US$4.50 million related to the issue of 11,248,415 Naked Ordinary Shares to trade creditors in satisfaction of trade payables due to them, at an effective per share price of US$0.40.

(2)	NZ$1.25 million/US$0.85 million related to the issue of 2,119,178 Naked Ordinary Shares to the holder of one of our outstanding promissory notes in the amount of US$847,671, at an effective per share price of US$0.40 per share.

(3)	NZ$1.69 million/US$1.15 million related to the issue of 4,510,588 Naked Ordinary Shares to investors in a private placement at a share price of US$0.255. The investors also received warrants to purchase 100% of the number of Naked Ordinary Shares for which they had subscribed. The warrants have an exercise price of US$0.306 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

(4)	NZ$4.05 million/US$2.75 million relating to the issue of 10,784,313 Naked Ordinary Shares to certain accredited investors at an agreed per share price of US$0.255, except that, to the extent an investor would beneficially own more than 9.9% of our outstanding Naked Ordinary Shares after the closing, we agreed to issue the investor a March Pre-Funded Warrant in lieu of such shares. Each investor also received a March Investment Warrant to purchase 100% of the number of Naked Ordinary Shares for which it had agreed to subscribe. As a result, we issued 3,914,846 Naked Ordinary Shares, March Pre-Funded Warrants to purchase 6,869,467 Naked Ordinary Shares and March Investment Warrants to purchase 10,784,313 Naked Ordinary Shares to the investor at the closing. The March Investment Warrants have an exercise price of US$0.306 per share and expire five years from the date of issuance. The March Pre-Funded Warrants have an exercise price of US$0.01 per share and expire five years from the date of issuance. The exercise price and number of shares covered by the March Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole, as well as for subsequent equity issuances occurring prior to July 16, 2019, subject to certain exceptions. If the exercise price of the March Warrants is higher than the last closing bid price of the Naked Ordinary Shares, at any time starting on June 16, 2019, the March Warrants may be exercised on a cashless basis for a number of shares equal to the Black-Scholes value of the portion of the warrant being exercised (as calculated in accordance with the March Warrants), divided by the closing bid price as of two business days prior to the exercise date (but not less than US$0.10). The March Warrants may not be exercised to the extent the holder and its affiliates would beneficially own more than 9.9% of our outstanding Ordinary Shares after such exercise.

On April 2, 2019, the board of directors appointed Anna Johnson as our Chief Executive Officer. Ms Johnson was previously Chief Executive Officer of Bendon Limited, the Company’s main operating entity. In connection with Ms. Johnson’s appointment, Justin Davis-Rice was appointed as Executive Chairman and resigned as our Chief Executive Officer.

Effective on May 13, 2019, we completed a private placement of a Secured Convertible Promissory Note (the “Note”) to St. George Investments LLC (the “Noteholder”) for a purchase price of US$3,000,000, pursuant to a Securities Purchase Agreement (the “NSPA”) of even date. Pursuant to the NSPA, the Note was sold with an original issue discount of the US$300,000 and we paid US$20,000 of the Noteholder’s expenses, which amount was added to the principal balance of the Note. Accordingly, the Note had an initial principal balance of US$3,320,000. The NSPA includes certain customary representations and warranties and covenants. In addition, we agreed that, so long as the Note is outstanding, we will not issue any debt instrument or incur any debt, subject to certain exceptions, including an exception for any debt incurred from a bank. The Note accrues interest at a rate of 10% per annum, compounded daily, and matures on November 13, 2020. We have the right to prepay the Note, subject to a 15% premium. The Note is secured by a second priority security interest in all our assets and is subordinated to the Company’s existing senior secured credit facility with BNZ. The Noteholder has the right to convert the Note into Naked Ordinary Shares at a conversion price of US$0.90 per share, subject to adjustment for subdivisions or combinations of the ordinary shares. The Noteholder also has the right, beginning on December 13, 2019, to cause us to redeem any portion of the Note, up to a maximum of US$400,000 per month.

On the May 14, 2019, we closed on NZ$2.17 million/US$1.5million share issuance of 6,000,000 shares to an investor in a private placement at a share price of US$0.25. The investor also received warrants to purchase 1,000,000 Naked Ordinary Shares. The warrants have an exercise price of US$0.25, subject to adjustment, and expire two years from the date of issuance.

On May 16, 2019, we issued 653,595 ordinary shares in exchange for the cancellation of US$200,000 in debt held by a shareholder, or an effective purchase price of US$0.306 per share.

On June 11, 2019, we announced that we had appointed David Anderson to become our new Chief Financial Officer. Previously, Mr. Anderson served as Head of Finance for Goodman Fielder, one of the largest consumer goods companies in New Zealand, where he oversaw all financial aspects of the business and led numerous acquisitions. Mr. Anderson will succeed Howard Herman, our current Chief Financial Officer, after the filing with the SEC of certain amendments to our existing registration statements, but no later than June 20, 2019. In connection with the appointment of Mr. Anderson, Mr. Herman is resigning from all positions held by him with our company.

Our senior secured credit facility with the Bank matures on August 31, 2019 and discussions are continuing to extend the facility beyond that point. As at October 31, 2018, there was a breach in minimum gross EBITDA ratio. As at January 31, 2019, there was a breach of the minimum Gross EBITDA ratio and a breach of the inventory and receivables ratio. The Bank has advised that they are currently taking these breaches under review.

A.	Operating Results

Year ended January 31, 2019 compared to year ended January 31, 2018

The following table sets forth certain selected operating results and other financial information for each of the years ended January 31, 2019, 2018 and 2017:

	Jan. 31, 2019 NZ$000 12 months	Jan. 31, 2018 NZ$000 12 months	% movement FY19 v FY18	Unaudited Jan. 31, 2017 NZ$000 12 months	% movement FY18 v FY17
Revenue	111,920	131,388	-14.8%	152,144	-13.6%
Cost of goods sold	(74,480)	(87,459)	-14.8%	(84,358)	3.7%
Gross profit	37,440	43,929	-14.8%	67,786	-35.2%
Brand management	(49,256)	(53,653)	-8.2%	(53,957)	-0.6%
Administrative expenses	(3,432)	(4,131)	-16.9%	(3,712)	11.3%
Corporate expenses	(14,145)	(12,851)	10.1%	(12,920)	-0.5%
Finance expense	(4,041)	(8,791)	-54.0%	(11,214)	-21.6%
Brand transition, restructure and transaction expenses	(10,075)	(3,272)	207.9%	(2,430)	34.7%
Impairment expense	(8,173)	(1,914)	326.9%	(2,865)	-33.2%
Other foreign currency gains/(losses)	1,963	757	159.3%	(14,327)	-105.3%
Fair value gain/(loss) on convertible notes derivative	(775)	2,393	-132.4%	(592)	-504.5%
Loss before income tax	(50,494)	(37,533)	34.5%	(34,230)	9.7%
Income tax benefit/(expense)	1,274	(60)	-2223.3%	(6,123)	-99.0%
Loss for the period	(49,220)	(37,593)	30.9%	(40,352)	-6.8%
Other comprehensive loss
Exchange differences on translation of foreign operations	(7)	148	-104.7%	384	-61.5%
Total comprehensive loss for the period	(49,227)	(37,445)	31.5%	(39,968)	-6.3%

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

The following table sets forth certain selected operating results and other financial information for each of the years ended January 31, 2018 and 2017:

		Unaudited
	Jan. 31,	Jan. 31,
	2018	2017
	NZ$000	NZ$000%
	12 months	12 months	movement
Revenue	131,388	152,144	-13.6%
Cost of goods sold	(87,459)	(84,358)	3.7%
Gross profit	43,929	67,786	-35.2%
Brand management	(53,653)	(53,957)	-0.6%
Administrative expenses	(4,131)	(3,712)	11.3%
Corporate expenses	(12,851)	(12,920)	-0.5%
Finance expense	(8,791)	(11,214)	-21.6%
Brand transition, restructure and transaction expenses	(3,272)	(2,430)	34.7%
Impairment expense	(1,914)	(2,865)	-33.2%
Other foreign currency gains/(losses)	757	(14,327)	-105.3%
Fair value gain/(loss) on convertible notes derivative	2,393	(592)	-504.5%
Loss before income tax	(37,533)	(34,230)	9.7%
Income tax benefit/(expense)	(60)	(6,123)	-99.0%
Loss for the period	(37,593)	(40,352)	-6.8%
Other comprehensive loss
Exchange differences on translation of foreign operations	148	384	-61.5%
Total comprehensive loss for the period	(37,445)	(39,968)	-6.3%

* Note that January 31, 2017 is not an annual period, rather it has been derived from accounting records, to provide a 12 month comparative to the January 31, 2018 annual period.

7-month period ended January 31, 2017 compared to 7-month period ended January 31, 2016 and 12-month period ended June 30, 2016 compared to 12-month period ended June 30, 2015

The following table sets forth certain selected operating results and other financial information for each of the 7-month periods ended January 31, 2017 and 2016, and each of the years ended June 30, 2016 and 2015:

	Jan. 31, 2017 NZ$000 seven months	Unaudited Jan. 31, 2016 NZ$000 seven months	% movement	Jun. 30, 2016 NZ$000 12 months	Jun. 30, 2015 NZ000$ 12 months	% movement
Revenue	96,284	94,667	1.7%	151,000	138,838	8.8%
Cost of goods Sold	(57,144)	(51,998)	9.9%	(83,525)	(79,031)	5.7%
Gross Profit	39,140	42,669	-8.3%	67,475	59,807	12.8%
Brand Management	(32,040)	(27,647)	15.9%	(48,362)	(42,203)	14.6%
Administrative expenses	(2,383)	(2,109)	13.0%	(4,090)	(4,691)	-12.8%
Corporate expenses	(8,082)	(8,236)	-1.9%	(13,002)	(13,940)	-6.7%
Finance expense	(6,238)	(5,436)	14.8%	(10,409)	(5,870)	77.3%
Brand transition, restructure and transaction expense	(1,321)	(1,122)	17.7%	(2,232)	(12,182)	-81.7%
Impairment expense	(292)	(2,157)	-86.5%	(2,157)	-	100.0%
Other foreign currency gains/(losses)	(3,306)	5,685	-158.2%	(2,423)	4,700	-151.6%
Fair value gain/(loss) on convertible notes derivative	(592)	-	100.0%	-	-	0%
Profit/(Loss) before income tax	(15,114)	1,647	-1017.7%	(15,200)	(14,379)	5.7%
Income tax benefit/(expense)	(865)	(289)	199.3%	(5,546)	1,274	-535.3%
Profit/(Loss) for the period	(15,979)	1,358	-1276.7%	(20,746)	(13,105)	58.3%
Other comprehensive income
Exchange differences on translation of foreign operations	(29)	(379)	-92.3%	31	(93)	-133.3%
Total comprehensive income/(loss) for the period	(16,008)	979	-1735.2%	(20,715)	(13,198)	57.0%

Revenue

Year ended January 31, 2019 compared to 12-month period ended January 31, 2018

During the 12-month period ended January 31, 2019 the net sales decreased by $19.5m or 14.8% when compared with $131.4m in the 12-month period ended January 31, 2018. The sales in the 12-month period ended January 31, 2019 continued to be negatively impacted by a stock supply issue because of liquidity issues. In addition, we also ended our wholesale relationship with key major accounts in the US market. Our strategic decision to exit the EU/UK market as well as the loss of the Stella McCartney license also contributed to the reduction in sales for the Company.

One new store was opened in Australia, as well as three new stores in New Zealand to continue to expand our brand presence across the Australasian market during the year ended January 31, 2019. During the current financial year, we also successfully acquired both the Naked and Fredricks of Hollywood entities.

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

7-month period ended January 31, 2017 compared to the 7-month period ended January 31, 2016 (unaudited) and 12-month period ended June 30, 2016 compared to the 12-month period ended June 30, 2015

Net sales in the 7-month period ended January 31, 2017 increased by $1.6m, or 1.7%, to $96.2m when compared with $94.7m in the 7-month period ended January 31, 2016. Sales were negatively impacted by a stock supply issue, and less favorable foreign exchange rate fluctuations between the New Zealand dollar and U.S. Dollar, which was offset by the beneficial impact of a new licensing agreement with Frederick’s of Hollywood.

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

Gross margins

Year ended January 31, 2019 compared to 12-month period ended January 31, 2018

During the 12-month period ended January 31, 2019 and the 12-month period ended January 31, 2018, the gross margin was 33.5% and 33.4% respectively. The movement year on year is consistent, however the margin continues to be impacted by the sales mix, discounts provided to customers and a lack of current season stock because of the supply issue.

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

Operating expenses

Year ended January 31, 2019 compared to 12-month period ended January 31, 2018

	Jan. 31, 2019 NZ$000 12 months	Jan. 31, 2018 NZ$000 12 months	% movement FY19 v FY18	Unaudited Jan. 31, 2017 NZ$000 12 months	% movement FY18 v FY17
Brand management	(49,256)	(53,653)	-8.2%	(53,957)	-0.6%
Administrative expenses	(3,432)	(4,131)	-16.9%	(3,712)	11.3%
Corporate expenses	(14,145)	(12,851)	10.1%	(12,920)	-0.5%
Finance expense	(4,041)	(8,791)	-54.0%	(11,214)	-21.6%
Brand transition, restructure and transaction expenses	(10,075)	(3,272)	207.9%	(2,430)	34.7%
Impairment expense	(8,173)	(1,914)	326.9%	(2,865)	-33.2%
Other foreign currency gains/(losses)	1,963	757	159.3%	(14,327)	-105.3%
Fair value gain/(loss) on convertible notes derivative	(775)	2,393	-132.4%	(592)	-504.5%

Brand management decreased by $4.4m, or 8.2% from $53.6m to $49.2m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018. This was largely due to cost savings in our store overheads and reduced marketing spend.

Administrative expenses decreased by $0.7m, or 17% from $4.1m to $3.4m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018. This was due to cost saving initiatives implemented by our new CEO who joined us during the financial year ended January 31, 2019.

Corporate expenses increased by $1.3m, or 10.1%, from $12.8m to $14.1m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, which was primarily driven by an increase in salary and rental costs.

Finance expenses decreased by $4.8m, or 54.5% from $8.8m to $4.0m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, due to a reduction in interest on both external borrowings and shareholder loans.

Brand transition, restructure and transaction expenses increased by $6.4m, or 195.9%, from $3.2m to $9.6m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, which was driven by costs incurred in respect of the US listing process.

Impairment expense increased by $6.3m, or 331.6%, from $1.9m to $8.2m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018, which was driven by stock supply issue due to liquidity issues.

Other foreign currency gains increased by $1.2m or 159.2% from $0.7m to $1.9m in the 12-month period ended January 31, 2019 as compared with the 12-month period ended January 31, 2018 due to gains on foreign exchange contracts.

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

		Unaudited
	Jan. 31,	Jan. 31,
	2018	2017
	NZ$000	NZ$000%
	12 months	12 months	movement
Brand management	(53,653)	(53,957)	-0.6%
Administrative expenses	(4,131)	(3,712)	11.3%
Corporate expenses	(12,851)	(12,920)	-0.5%
Finance expense	(8,791)	(11,214)	-21.6%
Brand transition, restructure and transaction expenses	(3,272)	(2,430)	34.7%
Impairment expense	(1,914)	(2,865)	-33.2%
Other foreign currency gains/(losses)	757	(14,327)	-105.3%
Fair value gain/(loss) on convertible notes derivative	2,393	(592)	-504.5%

Brand management expenses decreased by $0.3m, or 0.6%, from $53.9m to $53.6m in the 12-month period to January 31, 2018 as compared with the 12-month period to January 31, 2017. This reduction was due to the increased focus on cost control in this area.

Administrative expenses increased by $0.4m or 11.3% from $3.7m to $4.1m in the 12-month period to January 21, 2018 as compared with the 12-month period to January 31, 2017. This increase was due to a higher spend on accounting and tax fees associated with the US listing process.

Corporate expenses are consistent with the prior 12-month period. The slight decrease of $69k, or 0.5% between the 12-month period ended to January 31, 2018 and 12- month period to January 31, 2017, from $12.92m to $12.85m is considered immaterial.

Finance expenses decreased by $2.4m, or 21.6% from $11.2m to $8.8m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017, due to a reduction in interest on the shareholder loan due to the principal amount of such loans being reduced, the majority of which was converted to equity in September 2016.

Brand transition, restructure and transaction expenses increased by $0.8m, or 34.7%, from $2.4m to $3.2m in the 12-month period ended January 31, 2018 as compared with the 12-month period ended January 31, 2017, which was driven by costs incurred in respect of the US listing process.

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

Taxation

Year ended January 31, 2019 compared to 12-month period ended January 31, 2018

The tax benefit of $1,274k in the 12 month period ended January 31, 2019 was an increase of $1,334k when compared to the tax expense of $60k for the 12 month period ended January 31, 2018. This year on year movement is due to increased tax benefits resulting from the increased losses and adjustments for current tax for prior periods.

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

Net loss and comprehensive loss

Year ended January 31, 2019 compared to 12-month period ended January 31, 2018

The net loss in the 12-month period ended January 31, 2019 increased by $11.2m, or 29.9%, to ($48.9m) when compared with ($37.4m) in the 12-month period ended January 31, 2018. This was due to both the decrease in gross profit of $6.5m and the increase in expenses of $6.4m in the 12-month period ended January 31, 2019 when compared with the 12-month period ended January 31, 2018.

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

●	Australia retail. This segment covers retail and outlet stores located in Australia.

●	New Zealand retail. This segment covers retail and outlet stores located in New Zealand.

●	Australia wholesale. This segment covers the wholesale of intimates apparel to customers based in Australia.

●	New Zealand wholesale. This segment covers the wholesale of intimates apparel to customers based in New Zealand.

●	US wholesale. This segment covers the wholesale of intimates apparel to customers based in the United States of America.

●	Europe wholesale. This segment covers the wholesale of intimates apparel to customers based in Europe.

●	E-commerce. This segment covers the Company’s online retail activities.

The following table provides our segment net sales, gross margin and EBITDA for the 12-month period to January 31, 2019, 2018 and 2017.

Year ending January 31, 2019

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated
	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	Total
Revenue	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
Gross margin	16,377	9,355	782	2,993	576	506	10,885	(4,034)	37,440
EBITDA	3,373	(1,337)	(10)	(1,309)	(2.120)	(1,006)	(210)	(22,983)	(25,602)

Year ending January 31, 2018

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated
	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	Total
Revenue	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)

Year ending January 31, 2017 (Unaudited)

			NZ	AU	US	EU
	NZ Retail	AU Retail	Wholesale	Wholesale	Wholesale	Wholesale	e-commerce	Unallocated
	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	Total
Revenue	35,968	19,395	13,636	27,174	15,695	15,148	23,424	1,702	152,143
Gross margin	20,761	10,958	4,072	9,764	4,979	5,013	10,879	1,358	67,785
EBITDA	7,683	310	1,157	5,623	907	925	4,551	(19,060)	2,098

For the 7-months ended January 31, 2017

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
Gross margin	12,246	6,461	2,523	6,660	2,081	3,271	6,238	(340)	39,140
EBITDA	4,766	265	2,048	4,571	16	1,258	2,584	(17,634)	(2,126)

Year to June 30, 2016

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$ 000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$ 000’s	Unallocated NZ$000’s	Total
Revenue	37,389	20,680	15,071	28,021	18,876	16,531	6,722	7,710	151,000
Gross margin	21,336	11,750	4,350	9,965	4,336	4,873	3,140	7,725	67,475
EBITDA	9,073	1,915	3,641	6,445	1,519	1,669	1,101	(14,893)	10,470

Year to June 30, 2015

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$ 000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$ 000’s	Unallocated NZ$000’s	Total
Revenue	37,089	18,491	16,333	29,817	13,853	17,548	5,683	24	138,838
Gross margin	20,819	10,425	5,355	11,356	2,924	6,290	2,611	27	59,807
EBITDA	8,934	2,801	3,568	8,907	388	3,024	620	(24,822)	3,420

(1)	Unallocated revenue, gross margin and EBITDA relates to revenue, gross margin and EBITDA that cannot be attributed directly to the other reportable segments above including various brand management and head office costs.

New Zealand and Australia Retail

In the 12-month period ended January 31, 2019 New Zealand retail EBITDA was $3.4m compared with $4.3m in the 12-month period to January 31, 2018. Australian Retail EBITDA for the 12-month period ended January 31, 2019 was a loss of $1.3m compared with a loss of $2.5m in the 12-month period to January 31, 2018. The retail environment continued to be challenging for our Bendon stores, and this along with a lack of current season stock supply were the key reasons for both the reduction in the New Zealand market EBITDA year on year as well as the continued operating loss in the Australian market.

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

In the 7-month period ended January 31, 2017, the 12-month period ended June 30 2016, the 12-month period ended June 30 2015, New Zealand retail EBITDA was $4.8m, $9.1m, an d $8.9m respectively, as a result of similar trading conditions and consistent store numbers.

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

NZ Wholesale, AU Wholesale, US Wholesale and EU wholesale

In the 12-month period ended January 31, 2019 the EBITDA loss decreased in the US market and increased in the NZ, AU and EU markets when compared with the 12-month period ended January 31, 2018. New Zealand wholesale EBITDA was a loss of $0.01m in the 12-months ended January 31, 2019 compared with an EBITDA profit of $1.1m in the 12-months ended January 31, 2018. AU wholesale EBITDA was a loss of $1.3m in the 12-months ended January 31, 2019 compared with an EBITDA loss of $0.8m in the 12-months ended January 31, 2018. US wholesale EBITDA was a loss of $2.1m in the 12-months ended January 31, 2019 compared with an EBITDA loss of $3.3m in the 12-months ended January 31, 2018. EU Wholesale EBITDA was a loss of $1.0m in the 12-months ended January 31, 2019 compared with a profit of $1.1m in the 12-months ended January 31, 2018.

In the 12-month period January 31, 2019, and 12-month period ended January 312, 2018 New Zealand wholesale revenue was $7.1m and $10.4m respectively. In the 12-month period ended January 31, 2019 New Zealand Wholesale EBITDA was a loss of $0.01m compared with a profit of $1.1m in the 12-month period to January 31, 2018. Both the reduction in sales, and EBITDA loss in the New Zealand market is attributed to a lack of order fulfillment due to the reduced stock supply, additional costs were also incurred as a result of unfulfilled orders.

In the 12-month period ended January 31, 2019 and 12-month period ended January 31, 2018, Australia wholesale revenue was $11.5m and $15.5m, respectively. In the 12-month period ended January 31, 2019 Australia Wholesale EBITDA was a loss of $1.3m compared with a loss of $0.8m in the 12-month period to January 31, 2018. The EBITDA loss for the Australian market was also due to a lack of fulfillment of orders because of the reduced stock supply.

US wholesale revenue dropped from $6.4m for the 12-month period ended January 31, 2018 to $5.8m for the 12-month period ended January 31, 2019. The EBITDA Loss for the period ended January 31, 2019 was $2.1m compared to the EBITDA loss of $3.3m for the year ended January 31,2018. The EBITDA loss incurred for the US Wholesale market was primarily due to our relationship ending with key major wholesale accounts.

In the 12-month period ended January 31, 2019, and the 12-month period ended January 31, 2018, EU wholesale revenue was $5.0m, and $14.2m respectively. The EBITDA Loss for the period ended January 31, 2019 was $1.0m compared to the EBITDA profit of $1.1m for the year ended January 31, 2018. A strategic decision was made by the business to exit the EU market and this is the key driver for reduction in sales and the loss for the current period.

In the 12-month period ended January 31, 2018 EBITDA increased in the NZ Wholesale and EU Wholesale markets and decreased in the AU Wholesale and US Wholesale markets when compared with the 12-month period ended January 31, 2017. New Zealand wholesale EBITDA was $1.17m in the 12-months ended January 31, 2018, compared with $1.15m in the 12-months ended January 31, 2017. AU wholesale EBITDA was a loss of $0.8m in the 12-months ended January 31, 2018, compared with an EBITDA profit of $5.6m in the 12-months ended January 31, 2017. US wholesale EBITDA was a loss of $3.3m in the 12-months ended January 31, 2018 compared with an EBITDA profit of $0.9m in the 12-months ended January 31, 2017. EU wholesale EBITDA was a profit of $1.1m in the 12-months ended January 31, 2018, compared with a profit of $0.9m in the 12-months ended January 31, 2017.

In the 12-month period ended January 31, 2018 and 12-month period ended January 31, 2017 New Zealand wholesale revenue was $10.4m and $13.6m, respectively. Cancellation of orders from our key account holders due to vendor supply issues were the key reasons for these reduced sales.

In the 12-month period ended January 31, 2018 and 12-month period ended January 31, 2017, Australia wholesale revenue was $15.5m and $27.1m, respectively. In the 12-month period ended January 31, 2018 Australia Wholesale EBITDA was a loss of $0.8m compared with a profit of $5.6m in the 12-month period to January 31, 2017. The EBITDA loss for the Australian market was due to the cancellation of multiple orders as a result of delayed supply, due to vendor delays and discounts offered to customers for delayed ranges.

US wholesale revenue dropped from $15.7m for the 12-month period ended January 31, 2017 to $6.4m for the 12-month period ended January 31, 2018. The EBITDA Loss for the period ended January 31, 2018 was $3.3m compared to the EBITDA profit of $0.9m for the year ended January 31,2017. The EBITDA loss incurred for the US Wholesale market was primarily due to our relationship ending with Macy’s

In the 12-month period ended January 31, 2018, and the 12-month period ended January 31, 2017, EU wholesale revenue was $14.2m, and $15.1m respectively. EU Wholesale Gross margin decreased 5.1% between the 12-month period to January 31, 2018 and 12- month period to January 31, 2017 from 33.1% to 28%. These fluctuations were driven by changes in customer mix. EBITDA increased year on year, driven by a reduction in expenses.

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

E-commerce

For the 12-months ended January 31, 2019 the e-commerce EBITDA was a loss of $0.2m compared with a loss of $0.3m for the 12-months ended January 31, 2018. The loss for this period was impacted by the reduction in gross margin between the 12-month period to January 31, 2019 and 12-month period to January 31, 2018 from 34.9% to 33.9%, sales are comparable year on year.

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

The e-commerce revenue and EBITDA increased significantly in the 7-month period to January 31, 2017, to $18.4m and $2.6m respectively. This was as a result of entering into a license agreement with Frederick’s of Hollywood. The previous management service arrangement with Frederick’s of Hollywood that existed in the 12-month period ended June 30 2016 was not allocated to this segment.

Non-IFRS Financial Measures

EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and impairment charges, and the exclusion of such amounts in EBITDA eliminates the non-cash impact.

Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income follows:

Year ended January 31, 2019 compared to 12-month period ended January 31, 2018

	12 months ended January 2019 NZ$000	12 months ended January 2018 NZ$000
Segment EBITDA	(25,602)	(24,053)
Income tax (expense)/benefit	1,274	(60)
Any other reconciling items	(24,892)	(13,480)
Total net loss after tax	(49,220)	(37,593)

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

	12 months	Unaudited 12 months
	ended	ended
	January 2018	January 2017
	NZ$000	NZ$000
Segment EBITDA	(24,053)	2,098
Income tax (expense)/benefit	(60)	(6,123)
Any other reconciling items	(13,480)	(36,327)
Total net loss after tax	(37,593)	(40,352)

7-month period ended January 31, 2017 compared to the 12-month period ended June 30, 2016 and the 12-month period ended June 30, 2015

	7 months ended January 2017 NZ$000’s	12 months ended June 2016 NZ$000’s	12 months ended June 2015 NZ$000’s
Segment EBITDA	(2,126)	10,470	3,420
Income tax (expense)/ benefit	(865)	(5,546)	1,274
Other Revenue		7,710	24
Any other reconciling items	(12,988)	(33,380)	(17,823)
Total net loss after tax	(15,979)	(20,746)	(13,105)

In each of the tables above, “other reconciling items” consist of brand transition, restructure and transaction expenses, finance expense, impairment expense, depreciation and amortization, fair value (gain)/loss on foreign exchange contracts, and unrealized foreign exchange (gain)/loss.

B.	Liquidity, and Capital Resources

Liquidity

We finance our business through cash from operations and equity and debt financing. Our cash requirements have been principally to fund working capital needs, to support the growth of the business and to partially repay our bank loan.

Management intends to continue to raise funds from equity financing to fund our operations and objectives. There is no assurance the additional funding will be achieved. If we are unable to achieve the additional funding, we may not be able to conduct our operations and pursue our objectives as presently contemplated, which may adversely affect our results of operations and financial condition.

12-month period ended January 31, 2019 compared to 12-month period ended January 31, 2018

As at January 31, 2019 and January 31, 2018 the Company had cash totaling $1.9m and $10.7m respectively. During the 12-months ended January 31, 2019 and the 12-months ended January 31, 2018 insufficient cash availability directly contributed to a lack of stock.

During the year ended January 31, 2019, the Company has undertaken a number of financing activities and raised $23.6m. Of this amount, $18.5m was utilized to repay Bank debt and the balance was utilized as working capital in the operating business.

12-month period ended January 31, 2018 compared to 12-month period ended January 31, 2017

As of January 31, 2018, and January 31, 2017, the Company had cash totaling $10.7m and $2.6m respectively. During the 12-months ended January 31, 2018 and the 12-months ended January 31, 2017, insufficient cash liquidity contributed to a stock supply issue as described above.

During the year ended January 31, 2018, the Company issued an aggregate amount of USD $2,600,000 (NZ$3,544,649) of convertible notes.

Working capital

We have managed and continue to manage our working capital constraints through the deferral of creditor settlement. Our relationships with our suppliers are managed carefully and we do not have any significant concerns about the deferred payment arrangements. We are continuing to raise capital and believe that this will assist greatly in reducing the overdue creditor position in the coming financial year.

As of January 31, 2019 and January 31, 2018

	January 31, 2019 NZ$000	January 31, 2018 NZ$000

Current Assets	33,369	70,343
Current Liabilities	(62,795)	(91,095)
Working Capital	(29,426)	(20,752)

As of January 31, 2019, current assets decreased due to the reduction in related party receivables, the reduction in inventory because of the reduced stock supply, and the reduced trade and other receivables because of cancelled orders from our wholesale accounts due to ongoing stock supply issues. Our cash balance also reduced by $8.8m from $10.7m as at the year ended January 31, 2018 to $1.9m as at the year ended January 31, 2019.

As of January 31, 2018 and January 31, 2017

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

As of January 31, 2017, June 30, 2016 and June 30, 2015

	January 31, 2017 NZ$000’s	June 30, 2016 NZ$000’s	June 30, 2015 NZ000’s
Current Assets	81,588	74,807	70,026
Current Liabilities	(108,027)	(94,794)	(94,093)
Working Capital	(26,439)	(19,987)	(24,067)

The negative working capital is primarily driven by the classification of bank debt and shareholders loan as current liabilities.

Cash flows

Year ended January 31, 2019 compared to 12-month period ended January 31, 2018

	12 months ended	12 months ended
	January 31, 2019	January 31, 2018
	NZ$000	NZ$000
Net cash outflow from operating activities	(9,434)	(4,116)
Net cash outflow from investing activities	(1,867)	(2,312)
Net cash inflow from financing activities	2,168	14,496
Net increase/(decrease) in cash and cash equivalents held	(9,133)	8,068
Cash and cash equivalents at end of the year	1,962	10,739

Operating Activities

Net cash outflow from operating activities for the 12-month period to January 31, 2019 and, 12-month period to January 31, 2018 was $9.4m, and $4.1m, respectively. This was largely because of the increased net loss for the current period. The company is committed to a strategic plan lead by our new CEO to create cost savings and manage the overhead structure moving forward, we anticipate that this plan will have a positive impact on our operating cashflow moving forward.

Investing Activities

Net cash outflow from investing activities for the 12-month period to January 31, 2019 and for the 12-month period to January 31, 2018 was $1.9m and $2.3m respectively. This was driven by the proceeds from the businesses acquired during the period.

Financing Activities

Net cash inflow from financing activities for the 12-month period to January 31, 2019 and, 12-month period to January 31, 2018 was $2.2m, and $14.5m, respectively. During the 12-month period to January 31, 2019 the company raised $23.2m through the issue of shares. These funds were partially used to fund interest charges of $2.3m during the period, and to also repay the bank $18.5m.

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

Indebtedness

Bank loan

On June 27, 2016, all banking facilities were repaid and a new banking arrangement with BNZ commenced. This debt arrangement with BNZ was entered into on June 27, 2016 and included a term loan facility and revolving (working capital) loan facility. The facility limits of the term loan and revolving loan were $54,000,000 in aggregate.

On June 13, 2018, we entered into a Deed of Amendment with BNZ to reduce the facility limits from $54,000,000 in the aggregate to a single revolving facility limit of $20,000,000. In addition, the new facility takes over guarantees and financial instruments totalling $1,345,000. In connection with the Deed of Amendment, we repaid approximately $18 million of the outstanding loans.

The new facility of $20,000,000 has been extended to August 31, 2019 and discussions are continuing to extend the facility beyond that point. The current amount outstanding under the facilities (including the instruments referenced above) is $20,000,000 (January 31, 2018: $38,489,428, 2017: $41,710,000). The current interest rate on this loan is 5.57% (January 31, 2019: 5.57%, 2018: 5.55%, 2017: 4.84%) per annum.

BNZ has the first ranking charge over all assets of the Company and its subsidiaries. Under the terms of the major borrowing facility, the new facility is subject to four undertakings being: Interest cover ratio of three times that is first tested as at April 30, 2019; gross EBITDA ratio measured to 3 months to September 2018 had to be greater than $0, six months to December 30, 2018 is greater than $3 million; inventory and receivables ratio must be greater than 2 times being first measured as at September 30, 2018; and the actual sales and gross margin must not vary by more than 10% from the budget submitted to the Bank.

As at October 31, 2018, there was a breach in minimum gross EBITDA ratio. As at January 31, 2019, there was a breach of the minimum Gross EBITDA ratio and a breach of the inventory and receivables ratio. The Bank has advised that they are currently taking these breaches under review.

Shareholder loan

On September 29, 2016, Bendon Limited issued 24,839 Bendon Ordinary Shares to the shareholders as part of an agreement to convert debt to equity. The amount of debt converted on this date amounted to $24,839,783.

On June 19, 2018, Bendon Limited issued additional 24,221 Bendon Ordinary Shares to the shareholders as part of an agreement to convert the remainder of the shareholder debt to equity. The amount of debt converted on this date amounted to a fair value of $12,244,208.

After this conversion, the shareholder loan is fully converted to equity and the outstanding balance as at January 31, 2019 was zero (January 31, 2018: $10,951,295, 2017: $8,200,000). The interest rate on the shareholder loans up to the date of conversion was 30%, and was capitalised quarterly. Total interest capitalised during the twelve months to January 31, 2019 was $641,000 (January 31, 2018: $553,000, 2017: $275,000).

Convertible notes

On September 29, 2017, the holders of US$11.75m (NZ$16.79m) of convertible notes converted to 23,961 Bendon Ordinary Shares. On June 19, 2018, in connection with the closing of the Reorganization, the holders of US$2.8m (NZ$4.2m) of convertible notes converted to 16,408 Bendon Ordinary Shares.

The holder of US$1.0m (NZ$1.42m) of convertible notes elected for their convertible note to be repaid which is due at a future date to be agreed between us and the holder. The amount owing has been classified as a current borrowing and amounted to NZ$1.247m as at January 31, 2019.

All the convertible notes have now converted to equity due to the closing of the Reorganization, or been reclassified as other loans. Accordingly, the outstanding balance of the convertible notes was zero as at January 31, 2019 (January 31, 2018: US$2,600,000 (NZ$3,624,198), 2017: US$12,000,000 (NZ$16,474,465)). The convertible notes had been issued pursuant to an Investment Agreement dated on August 9, 2017. The convertible notes accrued interest at 10% interest, were subject to a conversion at a fixed value on the business day immediately prior to the Reorganization and had a maturity date of August 10, 2019. Conversion was at the noteholders option. If conversion had not occurred the convertible notes would have been redeemable at maturity. The issuer could have elected to redeem the convertible notes at any time prior to maturity.

The carrying value of the convertible notes at initial recognition was determined as the difference between the consideration received and the fair value of the embedded derivative recognised. The convertible notes are subsequently measured at amortised cost using the effective interest rate method. The carrying value of the convertible notes at January 31, 2019 was zero (2018: $1,740,000, 2017: $13,744,000).

C.	Research and Development, Patents and Licenses

We do not have any set research and development policies and have not spent a significant amount on research and development in the last three fiscal years

D.	Trend Information

For a discussion of trends relating to revenues, please see Item 5.A, “Results of Operations,” contained in this Annual Report and incorporated herein by reference.

E.	Off-balance Sheet Arrangements

Except for amounts due under operating lease commitments disclosed below under Item E, “Contractual Obligations,” of this Annual Report, we do not have any material off-balance sheet commitments or arrangements.

F.	Contractual Obligations

As of January 31, 2019, our contractual, obligations, excluding trade creditors, were as set forth below:

	Total January 31, 2019	Not later than one year	Between one year and five years	Later than five years
	NZ$000	NZ$000	NZ$000	NZ$000
Bank loan	20,000	20,000
Shareholder loans	1,049	1,049
Other Loans	967	967
Working capital financing bank facility	-	-
Convertible notes	0	0
Minimum lease payments under non-cancellable operating leases	28,057	8,974	18,532	1,485
Contracted commitements	12,982	4,286	8,696
Total	64,066	35,354	27,228	1,485

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act applies to forward-looking information provided under “Off-Balance Sheet Arrangements” and “Contractual Obligations.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Effective as of the consummation of the Transactions, our officers and directors are as follows:

Name	Age	Position
Justin Davis-Rice	48	Executive Chairman and Director
Anna Johnson	47	Chief Executive Officer
Howard Herman	54	Chief Financial Officer
Paul Hayes	53	Independent Non Executive Director
Andrew Shape	46	Independent Non Executive Director

Justin Davis-Rice has been a member of our board of directors since our formation and became our Chief Executive Officer upon consummation of the Transactions. Mr. Davis-Rice is currently Executive Chairman of Bendon Limited. Prior to becoming Executive Chairman, Mr. Davis-Rice served as Chief Executive Officer of Bendon Limited for six years during which he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Prior to joining the Company, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010. Mr. Davis-Rice helped turn Pleasure State into a business with multimillion dollar earnings. Mr. Davis-Rice has served as a member of Naked (NV)’s board of directors since January 2017. The Company believes Mr. Davis-Rice’s experience in the fashion industry makes him well suited to serve as a member of the board of directors.

Anna Johnson became our Chief Executive Officer in April 2019. She brings to Naked a track record of over 25 years’ experience driving growth across a number of industries, including consumer electronics, outdoor adventure and intimate apparel. From September 2018 until her appointment as Chief Executive Officer of the Company, Ms. Johnson was the Chief Executive Officer of Bendon, our wholly owned subsidiary. In addition, from 2012 to June 2017, she was Executive General Manager of Bendon, spearheading Bendon’s retail channel and delivering sequential 30% plus returns from multiple women’s categories. From June 2017 to September 2018, Ms. Johnson was Executive General Manager of operations with The Warehouse Group (NZE: WHS), one of New Zealand’s largest publicly listed companies, where she oversaw $1 billion of revenue and a 93-store footprint. Prior to 2012, Ms. Johnson was the General Manager for the New Zealand territory and franchisee with Harvey Norman (ASX: HVN), one of Australia’s largest list retailers.

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

Paul Hayes became a member of our board of directors upon consummation of the Transactions. Mr. Hayes has served as a member of Naked (NV)’s board of directors since February 2015. Mr. Hayes, a certified public accountant, has been the Vice President Finance for Parfums de Coeur Ltd, a beauty and wellness products concern, since September 2014. From October 2013 to August 2014 he was an independent consultant providing advice to a range of companies in the areas of financial reporting, systems implementation, risk management, and compliance. Through September 2013 and for more than five years previous he was with The Warnaco Group, Inc. in several roles of financial leadership. He has extensive global experience managing and driving growth in a wide range of industries, particularly in the intimate apparel and sleepwear categories through his tenure at Calvin Klein. Mr. Hayes is a Certified Public Accountant and led the commercial finance and accounting team for the $500 million Calvin Klein brand business in Europe in his capacity as Chief Financial Officer for the Europe region of The Warnaco Group. Previously, he held senior positions at Nokia Corporation and Deloitte & Touche LLP. Mr. Hayes received a BBA from Iona College and an MBA from New York University Leonard N. Stern School of Business. The Company believes Mr. Hayes’ extensive business experiences in the apparel merchandising industries makes him well suited to serve as a member of the board of directors.

Andrew Shape became a member of our board of directors upon consummation of the Transactions. Mr. Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He also has provided consulting and management services to early stage brands on launching of the brand, creating a marketing plan, establishing distribution models, earning market share, and formulating an exit strategy. Mr. Shape is a co-founder of Stran & Company, Inc., a promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support, and has served as its President since September 1996. He is also the founder of Harbor Scientific Consulting, and has served as its President since November 2017. Prior to forming Stran & Company, Inc., he worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr. Shape received a BA from the University of New Hampshire. The Company believes Mr. Shape’s extensive experience in branding and licensing makes him well suited to serve as a member of the board of directors.

B.	Compensation

Compensation of Senior Management/Executive Officers

Justin Davis-Rice, Howard Herman and Carole Hochman served as executive officers of our company for the twelve months ended January 31, 2019. Ms. Hochman resigned as Executive Chairman and as a director in February 2019. Anna Johnson was appointed as our Chief Executive Officer in April 2019, with Mr. Davis-Rice becoming our Executive Chairman upon such appointment.

During the twelve months ended January 31, 2019, the aggregate amount of compensation paid to our executive officers was approximately US$1.15m. The following table sets forth the compensation of each of our executive officers for the twelve months ended January 31, 2019:

Name and Principal Position	Salary	Bonus	Equity Compensation	All Other Compensation	Total
Justin Davis-Rice Executive Chairman (former Chief Executive Officer)	$576,003	0	0	0	$576,003
Howard Herman Chief Financial Officer	$324,000	0	0	0	$324,000
Carole Hochman Former Executive Chairman	$349,998	0	0	0	$349,998

Compensation of Non-Executive Independent Directors

Our non-employee directors receive an annual cash fee of $25,000 and an annual grant of $35,000 of ordinary shares for service on our board of directors. In addition, the chair of our audit committee receives an additional annual cash fee of $10,000, the chair of our compensation committee receives an additional annual cash fee of $5,000 and the chair of our nominating committee receives an additional annual cash fee of $5,000.

During the twelve months ended January 31, 2019, the aggregate amount of compensation paid to our non-employee directors (former and current) was $67,500. The following table sets forth the compensation of each of our non-employee directors for the twelve months ended January 31, 2019:

Name and Principal Position	Cash Fees USD	Equity USD	All Other Compensation	Total USD
Paul Hayes	$17,500	$17,500	$-	$35,000
Andy Shape	$15,000	$17,500	$-	$32,500

C.	Board Practices

Director Term of Office

Each director will serve until our next annual general meeting, if one is called for, and until his successor is elected and qualified. Each of our directors has served since the consummation of the Transactions in June 2018. We have not entered into service or similar contracts with our directors.

Independence of Directors

The Naked Ordinary Shares are listed on Nasdaq. As a result, we adhere to the rules of Nasdaq in determining whether a director is independent. The rules of Nasdaq general define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with these rules and all relevant securities and other laws and regulations regarding the independence of directors. Based on the foregoing, we have determined that Messrs. Hayes and Shape are independent directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Committees

We have separately standing audit, corporate governance and nominating and compensation committees.

Audit Committee Information

We have an audit committee of the board of directors, comprised of Messrs. Hayes, Shape and Davis-Rice. Each of the members of the audit committee, other than Mr. Davis-Rice, is independent under the applicable listing standards and the rules and regulations of the SEC. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies, we have one year from the date on which we were first listed on Nasdaq, or until June 19, 2019, to have our audit committee be comprised solely of independent directors. We intend to identify one additional independent director to serve on the audit committee within the applicable time periods, at which time Mr. Davis-Rice will resign from the committee. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

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

For information about the Company’s employees, see Item 5.B of this Annual Report, “Employee Relations,” contained in this Annual Report and incorporated herein by reference.

E.	Share Ownership

The disclosure relating to the share ownership of the persons listed in Item 6.B that is set forth in Item 7.A of this Form 20-F is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Naked Ordinary Shares as of May 31, 2019:

●	each person expected by us to be the beneficial owner of more than 5% of the outstanding Naked Ordinary Shares;

●	each of our executive officers and directors;

●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. The beneficial ownership of Naked Ordinary Shares is based on 59,487,636 Naked Ordinary Shares issued and outstanding. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
Current Directors and Officers:
Justin Ashley Davis-Rice(2)	1,685,233	2.8%
Anna Johnson	0	0%
Howard Herman	102,387	*
Paul Hayes	15,671	*
Andrew Shape	10,071	0%
All directors and executive officers (5 persons)	1,813,362	3.0%
Five Percent Holders:
TokenPay AG(3)	7,840,216	13.2%
Whitespace Atelier Limited(4)	6,200,000	10.4%
Acuitas Capital LLC(5)	5,482,862	9.9%
Armistice Capital Master Fund Ltd.(6)	4,000,000	6.7%
United Garments Limited(7)	3,800,000	6.4%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015.

(2)	Includes (i) 997,299 Naked Ordinary Shares held by PS Holdings No. 2 Pty Ltd., which is controlled by Mr. Davis-Rice, and (iii) 29,110 Naked Ordinary Shares held by Nesriver Pty Ltd., which is controlled by Mr. Davis-Rice.

(3)	Prof Dr. Jorg Wilhelm is the President of the Supervisory Board of TokenPay Swiss AG. The business address of TokenPay Swiss AG and the Reporting Person is Azaleenweg 5, Weggis, Switzerland.

(4)	Samantha Sin Man Chong may be deemed to have votiong and dispositive power over the shares held by Whitespace Atelier Limited. The business address of Whitespace Atelier Limited is 209 Shek O Village Road, Suite A, Shek O, Hong Kong.

(5)	Includes (i) 2,934,455 Naked Ordinary Shares held by Acuitas Capital LLC, and (ii) 2,548,407 Naked Ordinary Shares underlying warrants held by Acuitas Capital LLC. Excludes 14,124,982 Naked Ordinary Shares underlying the warrants, as to which the warrants are not currently exercisable due to limitations on beneficial ownership contained in the warrants that prevent them from being exercised to the extent the holder and its affiliates would beneficially own more than 9.99% of the outstanding Naked Ordinary Shares. Terren S. Peizer owns all of the membership interests of Acuitas Capital LLC. The business address of Acuitas Capital LLC and Mr. Peizer is 11601 Wilshire Blvd., Suite 1100, Los Angeles, CA 90025.

(6)	Includes (i) 2,000,000 Naked Ordinary Shares held by Armistice Capital Master Fund Ltd., and (ii) 2,800,000 Naked Ordinary Shares underlying warrants held by Armistice Capital Master Fund Ltd. Armistice Capital LLC and Steven Boyd may be deemed to have voting and dispostive control over the Naked Ordinary Shares held by Armistice Capital Master Fund Ltd. The business address of Armistice Capital Master Fund Ltd. is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands, and the business address of Armistice Capital LLC and Mr. Boyd is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(7)	Ching To Yau may be deemed to have voting and dispostive power over the shares held by United Garments Limited. The business address of United Garments Limited is Unit D, 5th Floor, Charmhill Centre, 50 Hillwood Road, Tsim Sha Tsui, Hong Kong.

B.	Related Party Transactions

Our Related Party Policy

Upon consummation of the Transactions, we adopted a related party policy that will require us and our subsidiaries to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of the company’s total assets at year end for the last two completed fiscal years, (2) our company or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

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

Our Related Party Transactions

Summary of Related Party Loans

	Opening balance NZ$	Closing balance NZ$

Loans to related parties

Cullen Investments Limited - January 31, 2019	11,535,622	0
Cullen Investments Limited - January 31, 2018	13,051,321	11,535,677
Cullen Investments Limited - January 31, 2017	9,613,014	13,051,321

Whitespace Atelier Limited - January 31, 2019	272,665	281,714
Whitespace Atelier Limited - January 31, 2018	-	272,665

FOH Online Corp. - January 31, 2019	3,518,009	0
FOH Online Corp. - January 31, 2018	-	3,518,009

Loans from related parties

SBL Holdings, Limited - January 31, 2019	-	(1,448,646)

Naked Brand Group, Inc. - January 31, 2019	(1,368,577)	0
Naked Brand Group, Inc. - January 31, 2018	-	(1,368,577)
Naked Brand Group, Inc. - January 31, 2017	-	-

EJ Watson – January 31, 2019	-	(2,289,212)

Description of Related Party Transactions

On October 25, 2018, we closed a private placement of ordinary shares and warrants for aggregate gross proceeds of approximately $3.4 million with two accredited investors, including an affiliate of Mr. Davis-Rice, our Chief Executive Officer, and our then largest institutional shareholder, Armistice Capital. The ordinary shares were sold at a per share price of $1.55 pursuant to a subscription agreement with each investor. Each investor also received a warrant to purchase 100% of the number of ordinary shares for which it subscribed. The warrants have an exercise price of $1.55 per share and expire three years from the date of issuance. The exercise price and number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

On November 15, 2018, we and our wholly-owned subsidiary, Bendon Limited, entered into a Stock Purchase Agreement with the shareholders of FOH, including Cullen, at the time a significant shareholder of the Company. Pursuant to the agreement, on December 6, 2018, we purchased all of the issued and outstanding shares of FOH. Under the terms of the agreement, we paid a purchase price of approximately US$18.2 million, as follows (i) Bendon Limited forgave all of debt owed to it by FOH and Cullen, in the aggregate amount of approximately US$9.9 million, and (ii) we issued 3,765,087 of our Ordinary Shares to FOH’s shareholders, valued at a price per share of US$2.20. We also agreed to satisfy certain obligations with respect to certain claims involving the parties. A portion of the Ordinary Shares issued to FOH’s shareholders are held in trust and may be released to Cullen to the extent not applied in satisfaction of such claims.

Whitespace Atelier Limited (“Whitespace”) is owned by one of our shareholders. Beginning February 1, 2017, Whitespace was engaged by the Company to procure stock from various suppliers at competitive prices. During the year ended January 31, 2019, purchases amounting to $12,720,499 (January 31, 2018: $13,281,727) have been made from Whitespace. As at January 31, 2019, the Company has made prepayments to Whitespace amounting to $281,714 (January 31, 2018: $272,665).

Subsequent to the Merger with Naked Brand Group Inc. (sometimes referred to herein as “Naked (NV)”) on June 19, 2018, Naked (NV) became part of the Company. As at January 31, 2019, the balances between the subsidiaries are eliminated in the Company Balance Sheet (January 31, 2018: $1,368,557).

During the period, a shareholder, SBL Holdings, Limited, loaned the business funds to be utilised as working capital in the business.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Annual Report.

Legal Proceedings

From time to time, the Company is subject to certain legal proceedings and claims in the ordinary course of business. Bendon Limited is not presently party to any legal proceedings the resolution of which it believes would have a material adverse effect on the Company’s business, financial condition, operating results or cash flows. Bendon Limited establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

Dividend Policy

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

Subject to the rules of Nasdaq, the directors may pay a dividend out of any fund or reserve or out of profits derived from any source.

B.	Significant Changes

Except for the events described in “Recent Developments” in Item 5 of this Annual Report, we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The Naked Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NAKD.” The Naked Ordinary Shares are not listed on any exchange or traded in any market outside of the United States.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A of this Annual Report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Constitution

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

As at the date of this report, the Company is in non compliance of the Australian Corporations Act requiring a second Director resident in Australia. The Company is in the process of making this appointment.

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

The rights attached to Naked Ordinary Shares may only be varied with the consent in writing of members holding at least three-quarters of the shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

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

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party, for the preceding two years.

Deed of Lease. Bendon Pty Limited’s lease for the property located in Alexandria, Australia has an expiry of April 2019, the current rental is circa NZ$850k per annum pre-subleasing agreements. Terms have been agreed for the lease of alternate premises within the same business complex . The new lease has yet to be signed. Bendon Limited has renegotiated a new lease for the property located in Airpark Drive. The term is for six years commencing May 1, 2018 and annual rental of circa NZD$1.4m per annum.

Heidi Klum License Agreement. In September 2014, Bendon Limited signed a 5 year license agreement with Heidi Klum for the design, manufacture and sale of Heidi Klum branded intimate apparel and swimwear. The initial term expires in December 2021 and is renewable for additional periods of 5 years at our discretion.

Frederick’s of Hollywood License Agreement. In June 2015, FOH signed a license agreement with ABG, the owner of the Frederick of Hollywood brand. The license is for the design, manufacture and sale of Frederick’s of Hollywood branded intimate apparel through our E-commerce channel. The initial term expires in December 2020 and is renewable for additional 10 consecutive periods of 5 years each at the Licensee discretion.

Agreement and Plan of Reorganization. On June 19, 2018, we consummated the transactions contemplated by that certain Merger Agreement, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018, by and among our us, Naked (NV), Bendon Limited, Merger Sub and the Principal Shareholder, at the time the owner of a majority of the outstanding shares of Bendon Limited. The Merger Agreement is more fully described Item 4.A, “History and Development of the Company,” and in the sections titled “The Merger Proposal” and “The Merger Agreement” of the final prospectus dated April 27, 2018, filed as part of our registration statement on Form F-4 (File No. 333-223786), as modified by the supplement dated June 1, 2018, and such descriptions are incorporated herein by reference.

Stock Purchase Agreement. On November 15, 2018, we and our wholly-owned subsidiary, Bendon Limited , entered into a stock purchase agreement with the shareholders of FOH, including Cullen, at the time a significant shareholder of the Company. Pursuant to the agreement, on December 6, 2018, we purchased all of the issued and outstanding shares of FOH, in order to gain direct ownership of the Frederick’s of Hollywood license arrangement FOH had with Authentic Brands Group (“ABG”). The stock purchase agreement is more fully described in Item 4.A, “History and Development of the Company,” and in the Report of Foreign Private Issuer on Form 6-K filed by us on November 21, 2018, and such descriptions are incorporated herein by reference.

Loan Agreements. As at January 31 2018, the Company had loans from shareholders of $10,951,295 (January 31, 2017: $8,200,000, June 30, 2016: $29,280,991, June 30, 2015: $16,917,902), which were secured by a debenture over the assets of the Company, subordinated to the bank loan. On September 29, 2016, Bendon Limited issued 24,839 Bendon Ordinary Shares to the shareholders as part of an agreement to convert debt to equity. The amount of debt converted on this date amounted to $24,839,783. The remainder of the shareholder loan remained outstanding until the Reorganization and converted to equity on June 19, 2018. Bendon issued 33,269 Bendon Ordinary Shares to the shareholders in connection with such conversion. As at January 31, 2018, the interest rate on shareholder loans was 30% (January 31, 2017: 30%, June 30, 2016: 30%, June 30, 2015: 30%) and was capitalised quarterly. Total interest capitalised and accrued during the year ending January 31, 2019 was $$1,061,588 (2018: $2,806,945; 2017: $6,436,987, year ended June 30, 2016: $7,042,000, year ended June 30, 2015: $3,192,000). None of the loans from shareholders currently remain outstanding. The shareholder loans are more fully described in Item 5 of this Annual Report, “Liquidity and Capital Resources,” and such description is incorporated herein by reference.

Bank of New Zealand Credit Facility. On the June 14, 2018, Bendon Limited and BNZ signed an amendment to an existing bank debt facility which was entered into in 2016. The amendment is a one year NZ $20m revolving loan facility. At the time of this report, the facility has been extended to August 31, 2019. The debt facility is more fully described in Item 5 of this Annual Report, “Liquidity and Capital Resources,” and such description is incorporated herein by reference.

Securities Purchase Agreement, Warrants and Registration Rights Agreement. On March 27, 2019, we entered into a securities purchase agreement relating to the issue of 10,784,313 Naked Ordinary Shares to certain accredited investors at an agreed per share price of US$0.255, except that, to the extent an investor would beneficially own more than 9.9% of our outstanding Naked Ordinary Shares after the closing, we agreed to issue the investor a March Pre-Funded Warrant in lieu of such shares. Each investor also received a March Investment Warrant to purchase 100% of the number of Naked Ordinary Shares for which it had agreed to subscribe. In connection with the transaction, we also entered into a registred rights agreement relating to the registration for resale of the Naked Ordinary Shares sold pursuant ot the securities purchase agreement and issuable upon exercise of the March Warrants. The securities purchase agreement, the March Warrants and the registration rights agreement are more fully described in Item 4.B, “Business Overview—Recent Developments,” and in the Report of Foreign Private Issuer on Form 6-K filed by us on March 28, 2019, and such descriptions are incorporated herein by reference.

Note Purchase Agreement, Note, Security Agreement and Subordination Agreement. Effective on May 13, 2019, we completed a private placement of the Note for a purchase price of US$3,000,000, pursuant to the NSPA of even date. The Note is secured by all of our assets pursuant to a security agreement with the holder of the Note. The rights of the holder of the Note are subordinated to the rights of BNZ under our bank debt facility. The NSPA, the Note, the security agreement and the subordination agreement are more fully described in Item 4.B, “Business Overview—Recent Developments,” and in the Report of Foreign Private Issuer on Form 6-K filed by us on May 17, 2019, and such descriptions are incorporated herein by reference.

D.	Exchange Controls

Under Australian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of Naked Ordinary Shares. This discussion is based on the laws in force as at the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of Naked Ordinary Shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of Naked Ordinary Shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

In this section, we discuss certain material U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of Naked Ordinary Shares by a U.S. holder, as defined below, that will hold the Naked Ordinary Shares as capital assets within the meaning of Section 1221 of Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of Naked Ordinary Shares or that such a position would not be sustained. We do not discuss the tax consequences to any particular U.S. holder nor any tax considerations that may apply to U.S. holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold Naked Ordinary Shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (directly, indirectly or constructively) 10% or more of our equity or persons that are not U.S. holders.

In this section, a “U.S. holder” means a beneficial owner of Naked Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of Naked Ordinary Shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Naked Ordinary Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold Naked Ordinary Shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of Naked Ordinary Shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Dividends

Subject to the passive foreign investment company (“PFIC”) rules, discussed below, U.S. holders will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of Naked Ordinary Shares, with respect to Naked Ordinary Shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of actual or constructive receipt. To the extent, if any, that the amount of any distribution by us is not a dividend because it exceeds the U.S. holder’s pro rata share of our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of capital and reduce (but not below zero) the U.S. holder’s tax basis in the Naked Ordinary Shares. Thereafter, to the extent, if any, that the amount of any distribution by us exceeds the adjusted tax basis of the U.S. holder’s Ordinary Shares, the remainder will be taxed as capital gain. Notwithstanding the foregoing, there can be no assurance that we will maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, U.S. holders should therefore assume that any distribution with respect to our ordinary shares will constitute ordinary dividend income and that any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

Subject to the PFIC rules, discussed below, certain distributions treated as dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for a preferential U.S. federal income tax rate (currently a maximum tax rate of 20%), subject to certain minimum holding period requirements and other limitations. A foreign corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) may be a “qualified foreign corporation” if (i) it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Secretary of Treasury determines is satisfactory for this purpose and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect to be considered a qualified foreign corporation with respect to the Naked Ordinary Shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the United States and because we expect the Naked Ordinary Shares will continue to be listed on the Nasdaq Capital Market (although there can be no assurance that the Naked Ordinary Shares will remain so listed). Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. holders who meet certain modified adjusted gross income thresholds.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of such distribution, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt of the distribution, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of actual or constructive receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to Naked Ordinary Shares generally will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations — Taxation of Dividends.”

Sale or Exchange of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of Naked Ordinary Shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Naked Ordinary Shares. This gain or loss recognized on a sale, exchange or other disposition of Naked Ordinary Shares will generally be long-term capital gain or loss if the U.S. holder has held the Naked Ordinary Shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of Naked Ordinary Shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a passive foreign investment company, or PFIC. A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are or will become a PFIC is a factual determination that must be determined annually at the close of each taxable year. We do not believe that we are currently a PFIC for U.S. federal income tax purposes for the taxable year ended January 31, 2019. Similarly, we do not anticipate becoming a PFIC for the taxable year ended January 31, 2020 or in the foreseeable future. Notwithstanding the foregoing, because PFIC status is a fact-intensive determination made on an annual basis, and also may be affected by the application of the PFIC rules, which are subject to differing interpretations, no assurance can be given that we are not, or will not become in any future taxable year, a PFIC. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year and also expresses no opinion with respect to our predictions regarding our PFIC status in the future. Prospective investors should consult their own tax advisors regarding our potential PFIC status.

If we are a PFIC for any taxable year during which a U.S. holder holds Naked Ordinary Shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such Naked Ordinary Shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the Naked Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the Naked Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the Naked Ordinary Shares cannot be treated as capital gains, even if the Naked Ordinary Shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which any of our non-United States subsidiaries is also a PFIC, a U.S. holder of Naked Ordinary Shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) and such other form as the U.S. Treasury may require. If you are a U.S. holder, you should consult your tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules, including any reporting requirements that may apply to you as a result of our status as a PFIC.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to the Naked Ordinary Shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your Naked Ordinary Shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the Naked Ordinary Shares is made, the electing U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the Naked Ordinary Shares as of the close of the holder’s taxable year over the adjusted basis in such Naked Ordinary Shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the Naked Ordinary Shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the Naked Ordinary Shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Naked Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Naked Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Naked Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such Naked Ordinary Shares. The tax basis in the Naked Ordinary Shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Naked Ordinary Shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Naked Ordinary Shares are listed on the Nasdaq Capital Market and, consequently, we expect that, assuming the Naked Ordinary Shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Net Investment Income Tax

Certain U.S. holders who are individuals, estates, or trusts must pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock.

Backup Withholding Tax and Information Reporting Requirements

U.S. holders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on payments of dividends on, and the proceeds from the disposition of, Naked Ordinary Shares unless, when required, they fail to demonstrate their exempt status. Other U.S. holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Naked Ordinary Shares if they fail to furnish their correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. Information reporting requirements generally will apply to payments of dividends on, and the proceeds from the disposition of, Naked Ordinary Shares to a U.S. holder that is not an exempt recipient. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

Certain U.S. holders who are individuals may be required to report information relating to an interest in the Naked Ordinary Shares, subject to certain exceptions by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. holders are urged to consult their tax advisers regarding their reporting obligation in connection with their ownership and disposition of the Naked Ordinary Shares.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in Naked Ordinary Shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the Naked Ordinary Shares. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than transfer duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (Foreign Shareholders) will be subject to dividend withholding tax, to the extent the dividends are not foreign sourced and declared to be conduit foreign income (CFI) and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to nil.

Tax on Sales or other Dispositions of Shares — Capital gains tax

Foreign Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years.

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%, which may not be available for non-resident shareholders. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. Non-resident shareholders are urged to obtain tax advise as required.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some Foreign shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Transfer Duty

No transfer duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on Nasdaq.

Australian Death Duty

Australia does not have estate or death duties. As a general rate, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Form 20-F. Please direct such requests to us, Attention Justin Davis-Rice, Naked Brand Group Limited, c/o Bendon Limited, Building 7B, Huntley Street, Alexandria, NSW 2015, Australia.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Market risk is a broad term for the risk of economic loss due to adverse market changes affecting financial instruments. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Our business is exposed to a variety of market risks, including credit risk, currency risk, interest rate risk and price risk. These risks arise in part through use of the following financial instruments: trade receivables, cash bank accounts, bank overdrafts, trade and other payables, floating rate bank loans, forward currency contracts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to our company. Credit risk arises from cash and cash equivalents, derivative financial instruments, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

We have adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilisation of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re-established. Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable. Management considers that all the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due.

The credit risk for liquid funds and other short-term financial assets is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

Currency Risk

Exposure to foreign exchange risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which financial instruments are held in currencies other than the functional currency. Exposures to currency exchange rates arise from overseas sales and purchases, which are primarily denominated in currencies other than the functional currency, in particular U.S. dollars.

We have open forward exchange contracts at January 31, 2019 relating to highly probable forecast transactions and recognised financial assets and financial liabilities. These contracts commit us to buy specified amounts of foreign currencies in the future at specified exchange rates. We have a policy of requiring that forward exchange contracts be entered into where future commitments are entered into requiring settlement at a time in excess of 1 month but less than 1 year, to a value of approximately 75% total foreign exchange exposure. Contracts are taken out with terms that reflect the underlying settlement terms of the commitment to the maximum extent possible so that hedge ineffectiveness is minimised.

Interest Rate

We are exposed to interest rate risk as funds are borrowed at floating and fixed rates. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Our policy is to minimise interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. At January 31, 2019, we are exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

Price Risk

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have breached certain of the financial covenants contained in the loan documents governing our loan from BNZ. As of the date of this Annual Report, the bank has not declared an event of default. The bank has advised that they are currently taking these breaches under review. See Item 5.B, “Liquidity, and Capital Resources,” of this Annual Report.

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

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2019 under the supervision of our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation and as a result of the material weaknesses discussed below, our Company Chief Executive Officer and Company Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of January 31, 2019.

Notwithstanding the assessment that there were material weaknesses, we believe that our consolidated financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

In designing and evaluating our disclosure controls and procedures, our management, including the Company Chief Executive Officer and the Company Chief Financial Officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluations of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

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

In connection with the preparation of our fiscal 2019 consolidated financial statements, the matters involving internal controls and procedures that our management considered the following to be material weaknesses:

(1)	The audit committee has been established, however is still operating under the first year exemptions as outlined in section 16 D in respect of independent members.

(2)	Lack of skilled resources and lack of expertise with complex IFRS and SEC reporting matters.

(3)	No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures.

(4)	We did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of International Financial Reporting Standards commensurate with management’s financial reporting requirements.

These control deficiencies could result in a material misstatement of the annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses.

Management’s Plan for Remediation of Material Weakness

We plan to implement the following actions to address the material weaknesses:

●	adding experienced accounting and financial personnel to support our CFO and consider retaining third party consultants to review our internal controls and recommend improvements; and

●

appointing an additional independent board member who is resident of Australia, so that the appointment will remedy a breach of the requirement in the Corporations Act that two of the directors be Australian, and will allow us to satisfy the Nasdaq corporate governance requirement to have an audit committee comprised of three independent directors.

Our efforts to remediate these material weaknesses may not be effective. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur, or other material weaknesses could occur in the future.

We cannot guarantee that we will be able to complete these actions successfully. Even if we are able to complete these planned remediation activities successfully, there is no assurance that these measures will address our material weaknesses effectively. In addition, it is possible that we will discover additional material weaknesses in the future.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process used to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Executive Chairman (our principal executive), the Chief Executive Officer and Chief Financial Officer (principal financial officer), we performed a complete documentation of the Company’s significant processes and key controls, and conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of January 31, 2019 due to the material weaknesses described above.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.

During the year ended January 31, 2019, we completed the Transactions. In connection with the Transactions, among other things, we established an audit committee and gained access to Bendon Limited’s finance personnel. There were no other changes in our internal control over financial reporting during the year ended January 31, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

For information about our audit committee financial expert, see Item 6.C of this Annual Report, “Board Practices—Financial Experts on Audit Committee,” which is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

Effective upon consummation of the Transactions, we adopted a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Ethics will be posted on our website at www.nakedbrands.com. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

	31 Jan 2019	31 Jan 2018	7 months to 31 Jan 2017
	NZ$	NZ$	NZ$
Pricewaterhouse Coopers Australia
Audit Fees	477,000	485,000	1,406,721
Taxation Fees	32,706	-	224,226
Other	402,800	-	42,647
Total Remuneration of PricewaterhouseCoopers Australia	912,506	485,000	1,673,594

Network firms of PricewaterhouseCoopers Australia
Taxation fees	137,263	27,858	181,630
Total remuneration of network firms of PricewaterhouseCoopers Australia	137,263	27,858	181,630

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

One member of our audit committee of the board of directors, Mr. Justin Davis-Rice, our Executive Chairman, is not considered independent under the applicable listing standards and the rules and regulations of the SEC. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies and the rules and regulations of the SEC, we have one year from the date on which we were first listed on Nasdaq, or until June 19, 2019, to have our audit committee be comprised solely of independent directors. We intend to identify one additional independent director to serve on the audit committee within the applicable time periods, at which time Mr. Davis-Rice will resign from the committee.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18, “Financial Statements,” of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Form of Constitution (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-223786) filed Bendon Group Holdings Limited).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-223786) filed Bendon Group Holdings Limited).

2.2*	Bendon Group Holdings Limited 2017 Equity Incentive Plan (incorporated by reference to Annex C of the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333-223786) filed Bendon Group Holdings Limited).

4.1	Merger Agreement (incorporated by reference to Annex A, A-1, A-2, A-3, A-4 and A-5 of the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333-223786) filed Bendon Group Holdings Limited).

4.2	Deed of Lease, dated as of November 6, 2002, as amended, by and between Bendon Properties Limited and Bendon Limited, for the property located in Auckland, New Zealand (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (File No. 333-223786) filed Bendon Group Holdings Limited).

4.3	Stock Purchase Agreement dated November 15, 2018, by and among the stockholders of FOH Online Corp., Naked Brand Group Limited, Bendon Limited and FOH Online Corp. (incorporated by reference to Exhibit 2.1 to the Report of Foreign Issuer on Form 6-K filed by Naked Brand Group Limited on November 21, 2018).

4.4	Deed of Amendment and Restatement and Accession, dated as of June 14, 2018, by and among Bendon Limited, the parties listed in Schedule 1 thereto, Naked Brand Group Limited (formerly known as Bendon Group Holdings Limited) and Bank of New Zealand.

4.5**	Agreement, effective as of September 26, 2014, by and between Heidi Klum and Heidi Klum Company LLC and Bendon Limited.

4.6**	License Agreement, dated June 18, 2015, by and between ABG-Frederick’s of Hollywood, LLC and FOH Online Corp.

4.7.1	Securities Purchase Agreement, dated as of March 27, 2019, between Naked Brand Group Limited and the investors listed on the Buyer Schedules attached hereto.

4.7.2	Form of Pre-Funded Warrant issued as of March 27, 2019.

4.7.3	Form of Warrant issued as of March 27, 2019.

4.7.4	Registration Rights Agreement, dated as of March 27, 2019, between Naked Brand Group Limited and the buyers on the signature page thereto.
78

4.8.1	Securities Purchase Agreement, dated as of May 13, 2019, by and between Naked Brand Group Limited and St. George Investments LLC.

4.8.2	Note issued as of May 13, 2019.

4.8.3	Security Agreement, dated as of May 13, 2019, by and between Naked Brand Group Limited and St. George Investments LLC

4.8.4	Deed of Priority and Subordination, dated as of May 13, 2019, by and among Naked Brand Group Limited, Bank of New Zealand and St. George Investments LLC.

8.1	List of subsidiaries.

11.1	Code of ethics.

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a).

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a).

13.1	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Management compensation contract, plan or arrangement.

** Certain portions of these exhibits have been omitted as confidential.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Naked Brand Group Limited

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

By:	/s/ Howard Herman
Name:	Howard Herman
Title:	Chief Financial Officer

Date: June 14, 2019

80

Naked Brand Group Limited

Consolidated Financial Statements

(Expressed in New Zealand Dollars)

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

F-1

Naked Brand Group Limited

Contents

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Naked Brand Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Naked Brand Group Limited and its subsidiaries (the “Company”) as of January 31, 2019, 2018 and 2017, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity, and of cash flows for the years ended January 31, 2019 and January 31, 2018, the seven months ended January 31, 2017, and the year ended June 30, 2016, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for the years ended January 31, 2019 and January 31, 2018, the seven months ended January 31, 2017, and the year ended June 30, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and cash outflows from operations, has a net working capital deficiency, has breached debt covenants and other matters that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

June 14, 2019

We have served as the Company’s auditor since 2016.

Naked Brand Group Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

	Note	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Revenue	5	111,920	131,388	96,284	151,000
Cost of goods sold		(74,480)	(87,459)	(57,144)	(83,525)
Gross profit		37,440	43,929	39,140	67,475
Brand management		(49,256)	(53,653)	(32,040)	(48,362)
Administrative expenses		(3,432)	(4,131)	(2,383)	(4,090)
Corporate expenses		(14,145)	(12,851)	(8,082)	(13,002)
Finance expense	6	(4,041)	(8,791)	(6,238)	(10,409)
Brand transition, restructure and transaction expenses	6	(10,075)	(3,272)	(1,321)	(2,232)
Impairment expense	6	(8,173)	(1,914)	(292)	(2,157)
Other foreign currency gains/(losses)	6	1,963	757	(3,306)	(2,423)
Fair value gain/(loss) on Convertible Notes derivative		(775)	2,393	(592)	-
Loss before income tax		(50,494)	(37,533)	(15,114)	(15,200)
Income tax (expense)/benefit	7	1,274	(60)	(865)	(5,546)
Loss for the period		(49,220)	(37,593)	(15,979)	(20,746)
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	22	(7)	148	(29)	31
Other comprehensive income/(loss) for the period, net of tax		(7)	148	(29)	31
Total comprehensive income/(loss) for the period		(49,227)	(37,445)	(16,008)	(20,715)
Total comprehensive income/(loss) attributable to:
Owners of Naked Brand Group Limited		(49,227)	(37,445)	(16,008)	(20,715)

Naked Brand Group Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

	Note	For the Year Ended 31 January 2019	For the Year Ended 31 January 2018	For the 7 Months Ended 31 January 2017	For the Year Ended 30 June 2016
Loss per share for profit from continuing operations attributable to the ordinary equity holders of the Group:
Basic loss per share (NZ$)	23	(2.01)	(1.79)	(0.82)	(1.13)
Diluted loss per share (NZ$)	23	(2.01)	(1.79)	(0.82)	(1.13)

A stock reorganization occurred on the 19th June 2018 upon completion of the merger between Naked Brands Inc. and Bendon Limited. As a result, the calculation of basic and diluted earnings per share for 2018, 2017 and 2016 has been adjusted retrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares. See note 23 for further information.

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

Consolidated Balance Sheets

As at 31 January 2019, 31 January 2018 and 31 January 2017

	Note	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11	1,962	10,739	2,644
Trade and other receivables	12	9,650	13,165	28,090
Inventories	13	21,120	31,113	37,751
Current tax receivable		355	-	52
Related party receivables	34	282	15,326	13,051
TOTAL CURRENT ASSETS		33,369	70,343	81,588
NON-CURRENT ASSETS
Property, plant and equipment	14	3,763	4,741	4,964
Deferred tax assets	28	692	-	-
Intangible assets	15	37,864	13,012	14,680
TOTAL NON-CURRENT ASSETS		42,319	17,753	19,644
TOTAL ASSETS		75,687	88,096	101,232

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	18	35,545	32,516	28,566
Borrowings	19	20,967	52,121	68,998
Derivative financial instruments	16	1,484	2,087	4,188
Derivative on Convertible Notes	17	-	1,110	4,112
Current tax liabilities		140	786	-
Related party payables	34	3,738	1,369	635
Provisions	20	921	1,106	1,528
TOTAL CURRENT LIABILITIES		62,795	91,095	108,027
NON-CURRENT LIABILITIES
Provisions	20	2,372	2,711	2,249
TOTAL NON-CURRENT LIABILITIES		2,372	2,711	2,249
TOTAL LIABILITIES		65,167	93,806	110,276
NET ASSETS/(LIABILITIES)		10,519	(5,710)	(9,044)

EQUITY
Share capital	21	134,183	68,727	27,948
Other reserves	22	(2,013)	(2,006)	(2,154)
Accumulated losses	24	(121,651)	(72,431)	(34,838)
TOTAL EQUITY		10,519	(5,710)	(9,044)

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

Consolidated Statements of Changes in Equity

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

	Ordinary Shares NZ$000’s	Retained Earnings/ (Accumulated Losses) NZ$000’s	Foreign Currency Translation Reserve NZ$000’s	Total NZ$000’s
Balance at 1 July 2015	3,108	1,887	(2,156)	2,839
Loss for the year	-	(20,746)	-	(20,746)
Other comprehensive income for the year	-	-	31	31
Balance at 30 June 2016	3,108	18,859	(2,125)	(17,876)

Balance at 1 July 2016	3,108	(18,859)	(2,125)	(17,876)
Loss for the 7 month period	-	(15,979)	-	(15,979)
Other comprehensive income for the period	-	-	(29)	(29)

Transactions with owners in their capacity as owners
Issue of shares	24,840	-	-	24,840
Balance 31 January 2017	27,948	(34,838)	(2,154)	(9,044)

Balance at 1 February 2017	27,948	(34,838)	(2,154)	(9,044)
Loss for the year	-	(37,593)	-	(37,593)
Other comprehensive income for the year	-	-	148	148

Transactions with owners in their capacity as owners
Issue of shares	22,990	-	-	22,990
Convertible notes converted to equity	17,789	-	-	17,789
Balance 31 January 2018	68,727	(72,431)	(2,006)	(5,710)

Balance at 1 February 2018	68,727	(72,431)	(2,006)	(5,710)
Loss for the year	-	(49,220)	-	(49,220)
Other comprehensive income for the year	-	-	(7)	(7)

Transactions with owners in their capacity as owners
Issuance new shares	40,228	-	-	40,228
Issuance new shares from business combination Naked	14,196	-	-	14,196
Issuance new shares for the acquisition of FOH Online Corp	6,873	-	-	6,873
Convertible notes converted to equity	4,159	-	-	4,159
Balance 31 January 2019	134,183	(121,651)	(2,013)	10,519

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

Consolidated Statements of Cash Flows

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

	Note	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		140,736	159,042	92,066	160,880
Payments to suppliers and employees		(149,750)	(163,304)	(105,389)	(165,708)
Income taxes paid		(420)	146	(195)	(530)
Net cash (outflow) from operating activities	35	(9,434)	(4,116)	(13,518)	(5,040)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for intangible asset		(151)	(118)	(351)	(475)
Payments for property, plant and equipment		(2,585)	(2,194)	(723)	(2,703)
Proceeds from business combination, net of cash acquired		870	-	-	-
Net cash (outflow) from investing activities		(1,867)	(2,312)	(1,074)	(3,178)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of shares		23,248	22,721	-	-
Proceeds from borrowings - Bank		-	463	1,940	62,127
Proceeds from borrowings - Convertible notes issue		-	4,521	16,474	-
Repayment of borrowings - Bank		(18,489)	(9,684)	(2,832)	(46,986)
Debt issuance costs		(322)	(107)	(367)	(750)
Interest paid		(2,269)	(3,418)	(2,133)	(3,140)
Net cash inflow from financing activities		2,168	14,496	13,082	11,251

Net increase/(decrease) in cash and cash equivalents held		(9,133)	8,068	(1,510)	3,033
Cash and cash equivalents at beginning of year		10,739	2,644	4,193	1,246
Effects of exchange rate changes on cash and cash equivalents		355	27	(39)	(86)
Cash and cash equivalents at end of the year	11	1,962	10,739	2,644	4,193

Certain amounts in the prior year period have been reclassified to conform to the current year period presentation. The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

Description of business

Naked Brand Group Limited (“the Group”) is a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel globally. The Group sells its merchandise through retail and outlet stores in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States and Europe, and through online channels. The Group operates both licenced and owned brands, including the following:

Licenced brands:

Heidi Klum, Fredericks of Hollywood

Owned brands:

Pleasure State, Davenport, Lovable, Bendon, Fayreform, Naked, VaVoom, Evollove, Hickory

The financial report covers Naked Brand Group Limited and its controlled entities (‘the Group’). Naked Brand Group Limited is a for-profit Group, incorporated and domiciled in Australia.

During the year the following significant changes occurred, of which there is further disclosure contained within this report:

●	On 19th June 2018, Bendon Limited (Bendon) and Naked Brand Group Inc. (Naked) completed a business combination pursuant to the Merger Agreement.
●	On 30th June 2018, the licence agreement with Stella McCartney was terminated
●	On 15th November 2018 the Group entered into a Stock Purchase Agreement with the shareholders of FOH Online Corp Inc (FOH)

The financial report was authorised for issue by the Directors on 14 June 2019.

Comparatives are consistent with prior years, unless otherwise stated.

The amounts in the financial statements have been rounded to the nearest thousand dollars.

1	Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Naked Brand Group Limited is a for-profit entity for the purpose of preparing the financial statements.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

1	Basis of Preparation

Naked Brand Group Limited (The Group) acquired all the share capital of Bendon Limited as part of a corporate reorganization on 19 June 2018. Following the reorganization, Naked Brand Group Limited completed a merger with Naked Brand Group Inc. which for accounting purposes was treated as an acquisition such that Naked brand group limited is deemed the accounting acquirer of the Naked Brand Group Inc. The reorganization of the ownership of Bendon Limited results in the financial statements of the consolidated Naked Brand Group Limited being a continuation of the Bendon Limited financial statements. The consolidated financial report of Naked Brand Limited represents a full year of Bendon Limited’s financial results plus Naked Brand Group Inc. from the date of acquisition being 19 June 2018 to 31 January 2019. The comparative period represents Bendon Limited and its controlled entities only.

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

For the financial year ended 31 January 2019 the Group experienced a loss after income tax from continuing operations of NZ$49.220million and operating cash outflows of NZ$9.434 million. It also is in a net current liability position of $NZ29.426 million and a positive net asset position of NZ$10.519 million.

The losses in the year ended 31 January 2019 were a result of reduced revenue from wholesale customers, increased rebates and discounts, and the plateauing of sales in retail outlets believed to be due to the stores and stockists not having new high margin inventory. The business is experiencing challenging trading conditions which have been impacted by the cancellation of the Stella McCartney licence held by the Group which expired on 30 June 2018, the lack of working capital to purchase sufficient levels of inventory required for trading, reduced customer foot traffic in retail stores and outlets, and a reduction of revenue from wholesale customers. The business also incurred NZ$10.075 million of non-trading costs in relation to brand transition, restructure, and transaction costs associated with listing the Group on the Nasdaq stock exchange. The Group also has trade creditors that are trading beyond their original credit terms.

The Group has also breached its Bank debt loan covenants during financial year, and the Bank has extended the facility from being due on 30 June 2019 to being due or subject to renewal on 31 August 2019. The extension of time in the term of the facility is to provide the Group and the Bank time to consider a refinance of the facility to a longer term to assist the group continue as a going concern.

In consequent to the challenging trading conditions and the negative working capital the business raised NZ$23.248 million of funds in the form of issued capital and convertible notes over the course of the financial year and generated further working capital by reducing inventory by NZ$9.993 million. The Group used the funds to reduce the bank debt from NZ$38.489 million to NZ$20.000 million, reduce long overdue trade creditors (both pre and post year end), fund operating losses, reduce costs, rebuild higher margin inventory, recruit new staff, and pay the costs of listing on the Nasdaq stock exchange.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(a)	Going concern

The funds raised and cash flow generated during the financial year ended 31 January 2019 have not been sufficient to provide the Group with adequate working capital, so subsequent to the end of the financial year management has taken steps to raise further capital to complete a program that will fund new inventory that will restock stores and supply wholesale customers, fund further losses, reduce out of term creditors, reduce costs, and provide funds to amortise the Bank debt. It is expected the group will need to continue to fund losses through to the start of the year ending 31 January 2022. This capital raising/recapitalisation is continuing at the time of this report with management having set a target to raise a further NZ$31.587 million between March 2019 and 31 January 2020. At the date of this report management had raised NZ$12.179 million and was still planning on raising NZ$19.409 million, of which NZ$4.347 million is in the forecast for collection in June 2019, NZ$7.31 million in July 2019; and NZ$7.531 million in October 2019. The Group may need to raise further funds beyond these amounts to fund the period to 31 January 2022.

Management has also engaged in further restructuring of the businesses operations including reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments, updating leadership roles including appointing a new CEO (which occurred in October 2018) at the Bendon Limited level and the Naked Brand Group Limited level in April 2019, for the operating business, and managing the opening of new stores. The impact from the proposed capital raising and the restructure will take time to generate positive cash flows from operations. The Group expects the business will trend to be cash flow positive by through the year ending 31 January 2021, but will not be fully cash flow positive until the beginning of the year ending 31 January 2022.

As part of the discussions to renegotiate the Bank facilities the Bank appointed an independent review accountant (Review Accountant) to review the cash flow and working capital history and forecasts. The Review Accountant issued a report which is consistent with the information in this note and the Bank has advised they will continue to monitor the Group’s performance during the Bank debt renegotiation process through a formal appointment of a Review Accountant. The Directors expect the Bank to offer a new one year facility with amortisation over the next twelve months by 31 August 2019. The offer of a new Bank facility is dependent on the Group achieving inventory covenants set by the Bank through to 31 August 2019 and the Bank being satisfied that the Group has progressed with securing the remaining capital planned of $NZD$19.409 million.

The directors have also considered the Loan Agreement from its previous major shareholder Cullen Investments Limited (“Cullen”) and has been advised by Cullen that due to some changes with Cullen’s financial circumstances Cullen is not likely to be a reliable source of funding and as a result the directors have decided to pursue new capital raising activities and not rely on Cullen.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in:

●

Raising further capital in line with the Group’s cashflow forecast of at least NZ$19.409 million and collecting it between June 2019 and October 2019 (NZ$4.347 million in June 2019; NZ$7.531 million in July 2019; and NZ$7.531 million in October 2019) then raising follow on capital (the amount is yet to be determined) to fund the business through until it expects to become cash flow positive;

●	Generating sufficient sales and increasing gross margins and reducing overheads from trading in line with forecast;
●

Having sufficient funds from the capital raised to reduce costs, recruit new staff, rebuild higher margin inventory, increasing revenue across the wholesale and retail channels, increase gross margin percentages and contribution that leads to a reduction in the current cash outflow being incurred each month to reach a cash flow positive position, and to reduce bank debt;

●	Continue to receive support from creditors to delay payment of overdue amounts until the Group has adequate cash flow to commence a repayment arrangement or repay the debt in full;and
●

Renegotiating the current bank facilities of $20 million to a facility that is at least a 12 month facility, reviewed annually that commences before the current facilities mature on 31 August 2019; and

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(a)	Going concern

As a result the viability of the Group is dependent on the above matters, and there is a substantial doubt about the Group’s ability to continue as a going concern. However, the Directors’ believe that the Group will be successful in the above matters and, accordingly, have prepared the report on a going concern basis.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(c)	Business combinations

The fair value of identifiable assets and liabilities acquired are recognised in the consolidated financial statements at the acquisition date.

Goodwill or a gain on bargain purchase may arise on the acquisition date, this is calculated by comparing the consideration transferred and the amount of non-controlling interest in the acquiree with the fair value of the net identifiable assets acquired. Where consideration is greater than the net assets acquired, the excess is recorded as goodwill. Where the net assets acquired are greater than the consideration, the measurement basis of the net assets are reassessed before a gain from bargain purchase recognised in profit or loss.

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

Deferred tax is not provided for the following:

●	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).
●	Taxable temporary differences arising on the initial recognition of goodwill.
●	Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(d)	Income Tax

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

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(f)	Revenue and other income

Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised when control of the products have been transferred to the customer which is a point in time. For wholesale and e-commerce sales, risks and rewards are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at year end based on shipping terms and historical delivery times. The Group also provides a reserve for projected merchandise returns based on prior experience.

The Group sells gift cards to customers. The Group recognises revenue from gift cards when they are redeemed by the customers. In addition, the Group recognises revenue on all of it’s unredeemed gift cards when the gift cards have expired.

(i) Sale of goods - wholesale

The Group sells a range of lingerie products in the wholesale market. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount is based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

(ii) Sale of goods - retail/e-commerce

The group operates a chain of retail stores and e-commerce websites selling lingerie products. Revenue from the sale of goods is recognised when a group entity sells a product to the customer.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(f)	Revenue and other income

Payment of the transaction price is due immediately when the customer purchases the product. It is the group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory if deemed saleable) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

Interest revenue

Interest is recognised using the effective interest method.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(j)	Property, plant and equipment

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(k)	Financial instruments

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial Assets

(i) Classification

From 1 February 2018, the group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(k)	Financial instruments

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

●	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(k)	Financial instruments

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(iv) Impairment

From 1 February 2018, the group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(v) Subsequent measurement

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(l)	Impairment of non-financial assets

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(p)	Intangibles

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is calculated as the excess of the sum of:

i)	the consideration transferred;
ii)	any non-controlling interest; and
iii)	the acquisition date fair value of any previously held equity interest;

over the acquisition date fair value of net identifiable assets acquired in a business combination.

Patents and licences

Separately acquired patents and licences are shown at historical cost. Licenses and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. Licence fees have an estimated useful life of 5 – 50 years.

Software

Software has a finite life and is carried at cost less any accumulated amortisation and impairment losses. It has an estimated useful life of between one and three years.

Brands

Brand assets relate to brands owned by the Group that have arisen on historical acquisitions. These assets were initially measured at fair value.

Brands are considered as to whether they have a finite or indefinite useful life at their acquisition and are amortized if considered to have a finite life. Brands are considered to have indefinite lives in circumstances when there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the entity they are not amortised. Brands with indefinite useful lives have been in existence for many years, are well established and show no signs of deteriorating. These indefinite life brands are assessed for impairment annually or more frequently if impairment indicators are noted.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(p)	Intangibles

Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life brands, from the date that they are available for use.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Goodwill and indefinite life brands are not amortised but are tested for impairment annually or more frequently if impairment indicators exist. Goodwill is allocated to the Group’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(r)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statements of profit or loss and other comprehensive income.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(s)	Earnings/(loss) per share

(i) Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing:

●	the profit/(loss) attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares
●	by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Group has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.

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

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(u)	Convertible Notes

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(w)	Foreign currency transactions and balances

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

●	Foreign currency monetary items are translated using the closing foreign currency rate;
●	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
●	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognised through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;
●	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
●	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated balance sheets. These differences are recognised in the consolidated statements of profit or loss and other comprehensive income in the period in which the operation is disposed.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

(x)	Adoption of new and revised accounting standards

A number of new or amended accounting standards become applicable for the current reporting period and the Group had to change it accounting policies as a result of adopting the following accounting standards.

- IFRS 9 Financial Instruments
- IFRS 15 Revenue from contract with customers

There were no material impacts on adoption of IFRS 9 and IFRS 15. The other accounting standards did not have any impact on the Group’s accounting policies and did not require retrospective adjustments.

(y)	New Accounting Standards and Interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 31 January 2019 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

2	Summary of Significant Accounting Policies

	(y)	New Accounting Standards and Interpretations

Title of Standard	Nature of change	Impact	Mandatory application date/Date of adoption by Group
IFRS 16 Leases	The IASB has issued a new standard for leases. This will replace IAS 17.

The main impact on lessees is that almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exemptions are short-term and low-value leases.	Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Group’s consolidated financial statements.

The new standard will require that we record a liability and a related asset on the balance sheet for our leased facilities.	Management is currently assessing the impact of the new rules and believes the adoption of the provisions of this update will have a material impact on the Group’s consolidated financial statements.

Mandatory for financial years commencing on or after 1 January 2019.

Expected date of adoption by the Group: 1 February 2019.

IFRC 23 Uncertainty over Income Tax Treatments (IFRIC 23)	On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances.	The Group is currently evaluating the impact of adopting this standard on the consolidated financial statements.	IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

3	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the group’s financial statements and also discloses the new accounting policies that have been applied from 1 February 2018, where they are different to those applied in prior periods.

(a)	Impact on the financial statements

There were no impacts on the Group’s accounting policies on adoption of IFRS 9 and IFRS 15, and no retrospective adjustments required either.

(b)	IFRS 9 Financial Instruments – Accounting policies applied from 1 February 2018

Impairment

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(c)	IFRS 15 Revenue from Contracts with Customers – Accounting policies

(i)	Sale of goods - wholesale

The Group sells a range of lingerie products in the wholesale market. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount is based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

3	Changes in accounting policies

	(c)	IFRS 15 Revenue from Contracts with Customers – Accounting policies

(ii)	Sale of goods - retail/e-commerce

The group operates a chain of retail stores and e-commerce websites selling lingerie products. Revenue from the sale of goods is recognised when a group entity sells a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

4	Critical Accounting Estimates and Judgments

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

4	Critical Accounting Estimates and Judgments

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

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 15 to the consolidated financial statements.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

4	Critical Accounting Estimates and Judgments

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

The Group’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note15(c) to the consolidated financial statements.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

5	Revenue and Other Income

Revenue from continuing operations

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Gross revenue	120,278	145,452	104,007	163,481
Rebates	(8,358)	(14,064)	(7,723)	(12,481)
	111,920	131,388	96,284	151,000

Sale of goods by channel
- Retail	50,443	53,150	34,460	58,837
- Wholesale	29,394	45,901	43,379	77,729
- Online	32,083	32,234	18,157	6,724
	111,920	131,285	95,996	143,290
Services	-	-	-	7,702
Other income	-	103	288	8
	111,920	131,388	96,284	151,000

Sales of goods by geography
- New Zealand	40,703	46,665	30,676	62,109
- Australia	32,065	38,208	32,913	53,193
- United States	34,156	32,323	23,146	19,167
- Europe	4,996	14,192	9,549	16,531
	111,920	131,388	96,284	151,000

Other income relates to non-recurring advisory, management and design services provided to other third party intimates apparel brand owners.

All revenue is recognised at a point in time.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

6	Loss for the Period

The loss for the period was derived after charging / (crediting) the following items that are unusual and of significance because of their size, nature and incidence:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Finance Costs
- Interest expense on external borrowings	2,338	5,431	2,923	3,140
- Interest expense on shareholder loans	1,062	2,807	3,040	7,042
- Amortisation on loan set up costs	641	553	275	227
	4,041	8,791	6,238	10,409

Other (gains)/losses
- Fair value (gain)/loss on foreign exchange contracts	1,065	(502)	2,135	7,660
- Net foreign exchange(gains)/losses	(3,027)	(255)	1,171	(5,237)
	(1,963)	(757)	3,306	2,423

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

6	Loss for the Period

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Brand transition, restructure and transaction expenses
- Brand transition expenses	291	-	-	884
- Onerous contracts	(109)	(265)	1,166	789
- Restructure expenses	626	215	103	559
- Transaction expenses	9,267	3,322	52	-
	10,075	3,272	1,321	2,232

The onerous contracts expense reversal relates to a reversal of the provision raised in the prior year.

Transaction expenses relate to costs incurred in respect of the US listing process.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

6	Loss for the Period

The loss for the period includes the following specific expenses:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Employee benefits expense:
- Salaries and wages	30,872	33,613	19,917	33,666
- Defined contribution expenses	508	545	1,022	1,588
	31,380	34,158	20,939	35.254

Depreciation	2,151	2,724	1,664	2,966
Amortisation	231	306	178	323
Impairment loss	8,173	1,914	292	2,157
	10,555	4,944	2,134	5,446

Rental expense on operating leases:
- Lease payments	9,760	10,807	6,485	11,034
- Sublease payments received	-	(483)	(354)	(567)
	9,760	10,324	6,131	10,467

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

7	Income Tax Expense/(benefit)

(a) The major components of tax expense/(benefit) comprise:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Current tax
Current tax on profits for the period	(667)	537	807	301
Adjustments for current tax of prior periods	(607)	(477)	58	(344)
Total current tax expense/(benefit)	(1,274)	60	865	(43)
Deferred tax expense/(benefit)
Decrease/(increase) in deferred tax assets (note 28)	-	-	-	5,589
Income tax expense/(benefit) for continuing operations	(1,274)	60	865	5,546

(b) Reconciliation of income tax to accounting profit:

Loss before income tax	(50,492)	(37,533)	(15,114)	(15,200)
Tax at New Zealand tax rate of 28%	(14,138)	(10,509)	(4,232)	(4,256)
Tax effect of:
- permanent differences (including impairment expense)	753	(105)	(6)	757
- adjustments in respect of current income tax of previous years	(522)	(449)	41	(237)
- effects of different tax rates of subsidiaries operating in other jurisdictions	493	(30)	(15)	(42)
- deferred tax assets relating to the current year not brought to account	12,077	11,150	5,119	3,934
- deferred tax assets relating to prior periods no longer recognised (note 28)	-	-	-	5,589
- other	63	3	(42)	(199)
Income tax expense/(benefit)	(1,274)	60	865	5,546

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

7	Income Tax Expense/(benefit)

(c) Tax losses not recognised

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Unused tax losses for which no deferred tax asset has been recognised	130,587	87,455	43,269	23,765
Potential tax benefit at 28%	36,564	24,487	12,115	6,654

The Group has assessed future forecast profits and concluded that not enough criteria have been satisfied to recognise any deferred tax assets at the period ended 31 January 2019. Unused tax losses do not have an expiry date.

(d) Temporary differences not recognised

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Temporary differences for which no deferred tax asset has been recognised	14,504	14,661	18,703	19,924
Potential tax benefit at 28%	4,061	4,105	5,237	5,579

8	Business Combinations

On 19th June 2018, Bendon Limited (Bendon) and Naked Brand Group Inc. (Naked) completed a business combination pursuant to the Merger Agreement. The business combination was executed after Bendon Limited reorganised its group and inserted a new entity as its parent entity in which the Bendon shareholders rolled over their shares into the new entity. The new parent entity is called Naked Brand Group Limited. Bendon Limited was considered the accounting acquirer of the consolidated group and the consolidated accounts represents a continuation of the Bendon Limited financial statements.

Pursuant to the Merger Agreement, (i) Bendon undertook a reorganization (the “Reorganization”) pursuant to which all of the shareholders of Bendon Limited exchanged all of the outstanding ordinary shares of Bendon Limited (the “Bendon Ordinary Shares”) for ordinary shares in Naked Brand Group Limited (“Naked Brand Group Ordinary Shares”), and (ii) immediately thereafter, the parties effectuated a merger of Merger Sub and Naked, with Naked surviving as a wholly owned subsidiary of Naked Brand Group Limited and the Naked stockholders receiving Naked Brand Group Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (the “Merger” and together with the Reorganization, the “Transactions”).

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

8	Business Combinations

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Naked NZ$000’s
Purchase consideration
Shares issued - fair value	14,196

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair value NZ$000’s
Cash	592
Trade and other receivables	4,186
Inventories	1,810
Intangible assets
- Brand	2,726
Trade and other payables	(916)

Net identifiable assets acquired	8,398
Add: goodwill	5,798

Net assets acquired	14,196

There were no acquisitions in the year ended 31 January 2018.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

8	Business Combinations

(a)	Acquisition-related costs

Acquisition-related costs of $3,739,279 that were not directly attributable to the issue of shares are included in administrative expenses in profit or loss and in operating cash flows in the statement of cash flows. In addition, approximately 100,000 Naked Brand Group’s share was issued to advisors as part of their consultancy in lieu of cash payment. The fair value of these was $700 thousand and that cost has been recognised as an expense in the profit and loss.

(b)	Revenue and profit contribution

The acquired business contributed revenues of $2,244,095 and net loss of $813,808 to the group for the period from 19 June 2018 to 31 January 2019. If the acquisition occurred on 1 February 2018, the full year revenue of the combined group would have been $113,969,040 and loss of $49,255,319.

(c)	Provisional accounting

The initial accounting for the business combination is incomplete at the time of the end of the reporting period and will be recognised using provisional amounts. During the measurement period, the Group will retrospectively adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstance that existed as at the acquisition date. The measurement period ends as soon the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtained. The measurement shall not exceed one year from the acquisition date.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

9	Acquisition of FOH Online Corp Inc.

On November 15, 2018 the Group entered into a Stock Purchase Agreement with the shareholders of FOH Online Corp Inc (FOH), which included Cullen Investments Limited (Cullen) a related entity, that the Group purchased all of the issued and outstanding shares of FOH. The transaction was settled on December 6, 2019. The sub licence agreement which was in place between the Group and FOH was terminated upon completion of this transaction. The Group has treated this transaction as an asset acquisition as the activities of FOH did not constitute a business.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

FOH
NZ$000’s
Purchase consideration
Shares issued at fair value	6,872
Debt forgiveness	13,074
Total	19,946

The assets and liabilities recognised as a result of the acquisition are as follows

Fair value
NZ$000’s
Cash	278
Net balance with sub licencee	(3,119)
Loan payable to EJ Watson	(2,172)
Patents and Licences	24,959
Total of assets acquired	19,946

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

Segment information

Identification of reportable operating segments

The consolidated entities’ Director examined the group’s performance from both sales channel and geographical perspective and identified seven reportable segments being Australia Retail, New Zealand Retail, Australia wholesale, New Zealand wholesale, US Wholesale, EU Wholesale and e-commerce.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

Identification of reportable operating segments

E-commerce

This segment covers the group’s online retail activities. E-commerce revenue for the periods ended 31 January 2019, 31 January 2018 and 31 January 2017 include revenue from a US brand called Fredericks of Hollywood for which Bendon Limited currently has a licence agreement.

These operating segments are based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

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

These costs are included with in “unallocated” segment in our segment performance.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

Other assets and liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

(a)	Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Total segment revenue	136,842	156,311	113,031	176,145
Intersegment eliminations	(24,922)	(24,923)	(16,747)	(32,855)
Other revenue	-	-	-	7,710
Total revenue	111,920	131,388	96,284	151,000

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

(a)	Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

The Board meets on a monthly basis to assess the performance of each segment, net operating profit does not include non-operating revenue and expenses such as dividends, fair value gains and losses.

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Segment EBITDA	(25,602)	(24,053)	(2,126)	10,470
Income tax (expense)/benefit	1,274	(60)	(865)	(5,546)
Other revenue	-	-	-	7,710
Any other reconciling items	(24,892)	(13,480)	(12,988)	(33,380)
Total net loss after tax	(49,220)	(37,593)	(15,979)	(20,746)

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

(b)	Geographical information

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
New Zealand	40,703	46,665	30,676	62,109
Australia	32,065	38,208	32,913	53,193
United States	34,156	32,323	23,146	19,167
Europe	4,996	14,192	9,549	16,531
	111,920	131,388	96,284	151,000

The revenues resulting from the Naked business combination are included in the United States segment shown above.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

(c)	Segment performance

For the year ended 31 January 2019	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
Revenue from external customers	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
Service income	-	-	-	-	-	-	-	-	-
	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
Cost of sales	(15,424)	(9,192)	(6,372)	(8,498)	(5,222)	(4,490)	(21,248)	(4,034)	(74,480)
Gross margin	16,377	9,355	782	2,993	576	506	10,885	(4,034)	37,440
Other segment expenses*	(13,537)	(11,003)	(912)	(4,495)	(2,724)	(1,536)	(11,247)	-	(45,454)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,050)	(1,050)
Corporate expenses	-	-	-	-	-	-	-	(17,947)	(17,947)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	1,409	1,409
EBITDA	2,840	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(362)	(21,622)	(25,602)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(10,075)	(10,075)
Finance expense	-	-	-	-	-	-	-	(4,041)	(4,041)
Impairment expense	-	-	-	-	-	-	-	(8,173)	(8,173)
Depreciation and amortisation	-	-	-	-	-	-	-	(2,382)	(2,382)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(1,704)	(1,704)
Unrealised foreign exchange gain/(loss)	-	-	-	-	-	-	-	2,258	2,258
Fair value gain/(loss) on Convertible Notes derivative	-	-	-	-	-	-	-	(775)	(775)
Loss before income tax expense	2,840	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(362)	(46,514)	(50,494)
Income tax expense	-	-	-	-	-	-	-	1,274	1,274
Loss after income tax expense	2,840	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(362)	(45,240)	(49,220)

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

(c)	Segment performance

For the year ended 31 January 2018	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
Revenue from external customers	34,269	18,236	10,453	15,512	6,390	14,192	32,234	-	131,286
Service income	-	-	-	-	-	-	-	102	102
	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388
Cost of sales	(16,488)	(9,457)	(8,213)	(12,545)	(6,438)	(10,221)	(20,974)	(3,123)	(87,459)
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
Other segment expenses*	(13,451)	(11,329)	(1,068)	(3,781)	(3,301)	(2,904)	(11,520)	-	(47,354)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,101)	(1,101)
Corporate expenses	-	-	-	-	-	-	-	(19,150)	(19,150)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	(377)	(377)
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(3,272)	(3,272)
Finance expense	-	-	-	-	-	-	-	(8,791)	(8,791)
Impairment expense	-	-	-	-	-	-	-	(1,914)	(1,914)
Depreciation and amortisation expense	-	-	-	-	-	-	-	(3,030)	(3,030)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(502)	(502)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	1,636	1,636
Fair value (gain)/loss on Convertible Note derivative	-	-	-	-	-	-	-	2,393	2,393
Loss before income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,129)	(37,533)
Income tax expense	-	-	-	-	-	-	-	(60)	(60)
Loss after income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,189)	(37,593)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

(c)	Segment performance

For the 7 months ended 31 January 2017	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s

Revenue from external customers	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
Cost of sales	(9,707)	(5,592)	(4,961)	(11,431)	(6,934)	(6,277)	(11,902)	(340)	(57,144)
Gross margin	12,246	6,461	2,523	6,660	2,081	3,271	6,238	(340)	39,140
Other segment expenses*	(7,480)	(6,196)	(475)	(2,089)	(2,065)	(2,013)	(3,654)	(8,068)	(32,040)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(541)	(541)
Corporate expenses	-	-	-	-	-	-	-	(8,082)	(8,082)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	(603)	(603)
EBITDA	4,766	265	2,048	4,571	16	1,258	2,584	(17,634)	(2,126)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(1,321)	(1,321)
Finance expense	-	-	-	-	-	-	-	(6,238)	(6,238)
Impairment expense	-	(281)	-	-	-	-	-	(11)	(292)
Depreciation and amortisation expense	-	-	-	-	-	-	-	(1,842)	(1,842)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(2,135)	(2,135)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	(568)	(568)
Fair value (gain)/loss on Convertible Note derivative	-	-	-	-	-	-	-	(592)	(592)
Loss before income tax expense	4,766	(16)	2,048	4,571	16	1,258	2,584	(30,341)	(15,114)
Income tax expense	-	-	-	-	-	-	-	(865)	(865)
Loss after income tax expense	4,766	(16)	2,048	4,571	16	1,258	2,584	(31,206)	(15,979)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

10	Operating Segments

(c)	Segment performance

For the year ended 30 June 2016	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s

Revenue from external customers	37,389	20,680	15,071	28,021	18,876	16,531	6,722	-	143,290
Service income	-	-	-	-	-	-	-	7,702	7,702
Other income	-	-	-	-	-	-	-	8	8
	37,389	20,680	15,071	28,021	18,876	16,531	6,722	7,710	151,000
Cost of sales	(16,053)	(8,930)	(10,721)	(18,056)	(14,540)	(11,658)	(3,582)	15	(83,525)
Gross margin	21,336	11,750	4,350	9,965	4,336	4,873	3,140	7,725	67,475
Other segment expenses*	(12,263)	(9,835)	(709)	(3,520)	(2,817)	(3,204)	(2,039)	(13,975)	(48,362)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(801)	(801)
Corporate expenses	-	-	-	-	-	-	-	(13,002)	(13,002)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	5,160	5,160
EBITDA	9,073	1,915	3,641	6,445	1,519	1,669	1,101	(14,893)	10,470
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(2,232)	(2,232)
Finance expense	-	-	-	-	-	-	-	(10,409)	(10,409)
Impairment expense	-	-	-	-	-	-	-	-	-
Depreciation and amortisation expense	-	-	-	(2,157)	-	-	-	(3,289)	(5,446)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(7,660)	(7,660)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	77	77
Loss before income tax expense	9,073	1,915	3,641	4,288	1,519	1,669	1,101	(38,406)	(15,200)
Income tax expense	-	-	-	-	-	-	-	(5,546)	(5,546)
Loss after income tax expense	9,073	1,915	3,641	4,288	1,519	1,669	1,101	(43,952)	(20,746)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

11	Cash and Cash Equivalents

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Cash on hand	47	54	48
Cash at bank	1,915	10,685	2,596
	1,962	10,739	2,644

12	Trade and Other Receivables

		31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
CURRENT
Trade receivables		7,789	9,982	26,499
Provision for impairment	(a)	(609)	(326)	(537)
		7,180	9,656	25,962
Prepayments		2,280	1,792	1,779
Other receivables		183	1,717	349
Total current trade and other receivables		9,650	13,165	28,090

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

12	Trade and Other Receivables

(a)	Impairment of receivables

The Group applies the simplified approach to providing for expected credit losses prescribed by AASB 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The loss allowance provision as at 31 January 2019 is determined as follows, the expected credit losses incorporate forward looking information.

31 January 2019	0 - 30 days	31 - 60 days	60 - 90 days	> 90 days overdue	Total
Expected loss rate (%)	-	-	-	48.40
Gross carrying amount ($)	5,577	852	101	1,259	7,789
ECL provision	-	-	-	609	609

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

12	Trade and Other Receivables

(a)	Impairment of receivables

Reconciliation of changes in the provision for impairment of receivables is as follows:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s
Balance at beginning of the period (calculated in accordance with AASB 139)	(326)	(537)	(268)
Amount restated through opening retained earnings on adoption of AASB 9	-	-	-
Opening impairment allowance calculated under AASB 9	(326)	(537)	(268)
Additional impairment loss recognised	-	-	-
Amounts written off as uncollectable
Directly to P&L	-	-	-
Movement through provision	(1,037)	(92)	(364)
Unused amounts reversed	772	316	80
Foreign exchange movement	(18)	(13)	15
Balance at end of the period	(609)	(326)	(537)

The Group measures the loss allowance for trade receivables at an amount equal to lifetime expected credit loss (ECL). The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

The Group has recognised a loss allowance of 48.40% against identifiable receivables at risk in excess of 90 days because historical experience has indicated that these receivables are generally not recoverable.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, whichever occurs first.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

12	Trade and Other Receivables

(b)	Aged analysis

The ageing analysis of receivables is as follows:

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
0-30 days	5,577	7,945	14,883
31-60 days	852	335	2,566
61-90 days (past due not impaired)	101	489	2,166
61-90 days (considered impaired)	-	-	-
91+ days (past due not impaired)	3,295	1,213	6,884
91+ days (considered impaired)	(2,036)	-	-
	7,789	9,982	26,499

(c)	Transferred receivables

During the periods ended 31 January 2018 and 31 January 2017 the carrying amounts of the trade receivables included receivables which were subject to a bank funding arrangement. Under this arrangement, Bendon had transferred the relevant receivables to BNZ in exchange for cash and is prevented from selling or pledging the receivables. However, Bendon has retained credit risk. The group therefore continues to recognise the transferred assets in their entirety in the balance sheet. The amount repayable under the factoring agreement is presented as secured borrowings.

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Transferred receivables	-	9,790	11,649

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

13	Inventories

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Finished goods	21,564	31,451	37,904
Provision for impairment	(444)	(338)	(153)
	21,120	31,113	37,751

Write downs of inventories to net realisable value during the period were NZ$106,433 (2018: NZ$185,026, 2017: NZ$364,660).

14	Property, plant and equipment

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Plant, furniture, fittings and motor vehicles
At cost	25,666	27,801	25,455
Accumulated depreciation	(25,167)	(25,788)	(23,182)
	499	2,013	2,273
Leasehold Improvements
At cost	12,035	10,762	10,132
Accumulated depreciation	(8,771)	(8,034)	(7,441)
	3,264	2,728	2,691
Total property, plant and equipment	3,763	4,741	4,964

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

14	Property, plant and equipment

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements NZ$000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ$000’s
Year ended 31 January 2019
Balance at the beginning of year	2,728	2,013	4,741
Additions	1,501	1,084	2,585
Disposals	(105)	(2,736)	(2,841)
Depreciation expense	(982)	(1,170)	(2,152)
Impairment loss	-	(239)	(239)
Foreign exchange movements	122	1,547	1,669
Balance at the end of the year	3,264	499	3,763

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

14	Property, plant and equipment

(a)	Movements in carrying amounts of property, plant and equipment

	Leasehold Improvements NZ$000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ$000’s
Year ended 31 January 2018
Balance at the beginning of year	2,691	2,273	4,964
Additions	285	2,032	2,317
Disposals	(4)	(118)	(122)
Depreciation expense	(496)	(2,228)	(2,724)
Foreign exchange movements	252	54	306
Balance at the end of the year	2,728	2,013	4,741

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

14	Property, plant and equipment

(a)	Movements in carrying amounts of property, plant and equipment

	Leasehold improvements NZ 000’s $	Plant, furniture, fittings and motor vehicles NZ 000’s $	Total NZ 000’s $
7 months ended 31 January 2017
Balance at the beginning of period	2,795	3,414	6,209
Additions	241	482	723
Depreciation expense	(296)	(1,368)	(1,664)
Impairment	-	(281)	(281)
Foreign exchange movements	(49)	26	(23)
Balance at the end of the period	2,691	2,273	4,964

The group is currently assessing the impact of IFRS 16 Leases and believes adoption of the provisions of this standard will have a material impact on the Group’s consolidated financial statements.

IFRS 16 Leases will require that the group record a liability and a related asset on the balance sheet for our leased facilities.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

15	Intangible Assets

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Goodwill
Cost	5,607	-	-
Accumulated impairment	(3,287)	-	-
	2,320	-	-
Patents and licences
Cost	25,993	919	1,169
Accumulated amortisation and impairment	(918)	(718)	(573)
	25,075	201	596
Brands
Cost	14,769	12,463	12,036
Accumulated amortisation and impairment	(4,563)	-	-
	10,205	12,463	12,036
Software
Cost	15,718	15,788	17,308
Accumulated amortisation and impairment	(15,455)	(15,440)	(15,260)
	263	348	2,048
Total Intangible assets	37,864	13,012	14,680

Naked Brand Group Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

15	Intangible Assets

(a)	Software impairment

For the year ended 31 January 2018, management decided to fully impair the costs on the ERP upgrade and are currently reviewing alternatives.

(b)	Movements in carrying amounts of intangible assets

	Software NZ$000’s	Patents and licences NZ$000’s	Brands NZ$000’s	Goodwill NZ$000’s	Total NZ$000’s
Year ended 31 January 2019
Balance at the beginning of the year	348	201	12,463	-	13,012
Additions	33	25,076	2,726	5,798	33,633
Amortisation	(29)	(202)	-	-	(231)
Impairment	(83)	-	(4,563)	(3,287)	(7,933)
Foreign exchange movements	(6)	-	(420)	(192)	(618)
Closing value at 31 January 2019	263	25,075	10,205	2,320	38,864

Naked Brand Group Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

15	Intangible Assets

(b)	Movements in carrying amounts of intangible assets

	Software NZ$000’s	Patents and licences NZ$000’s	Brands NZ$000’s	Goodwill NZ$000’s	Total NZ$000’s
Year ended 31 January 2018
Balance at the beginning of the year	2,048	596	12,036	-	14,680
Additions	106	12	-	-	118
Amortisation	(163)	(143)	-	-	(306)
Impairment	(1,650)	(264)	-	-	(1,914)
Foreign exchange movements	7	-	427	-	434
Closing value at 31 January 2018	348	201	12,463	-	13,012

	Software NZ 000’s $	Patents and licences NZ 000’s $	Brands NZ 000’s $	Goodwill NZ 000’s $	Total NZ 000’s $
7 months ended 31 January 2017
Balance at the beginning of the year	2,196	274	12,105	-	14,575
Additions	-	351	-	-	351
Amortisation	(148)	(30)	-	-	(178)
Foreign exchange movements	-	1	(69)	-	(68)
Closing value at 31 January 2017	2,048	596	12,036	-	14,680

Naked Brand Group Limited

Notes to the Consolidated Financial Statements
For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

15	Intangible Assets

(c)	Impairment testing for goodwill

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

Description of the cash-generating unit (CGU)	For the Year Ended 31 January 2019 NZ $000’s	For the Year Ended 31 January 2018 NZ $000’s	For the 7 Months Ended 31 January 2017 NZ $000’s
United States	2,320	-	-
	2,320	-	-

Impairment assumptions

Goodwill relates to the acquisition of Naked Inc, a business operating in the United States and was allocated to the Group’s operation in United States which is the cash generating unit (CGU) for the purpose of impairment testing. The recoverable amount of the CGU was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. These growth rates do not exceed the long-term average growth rates for the industry.

The result of the impairment assessment is that the carrying value exceeded the fair value less costs to sell by an amount of $3.2m. As such, the goodwill has been partially impaired for the year ended 31 January 2019.

Significant assumptions used for the purposes of the value-in-use calculation include:

United States

Post-tax discount rate - 10.50%

EBITDA growth rate - 10%

Terminal growth - 2%

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

15	Intangible Assets

(c)	Impairment testing for goodwill

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess goodwill for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows:

(a) a 3.25% increase in the post-tax discount rate

(b) EBITDA growth rate reduced to 5%

The carrying amount of the goodwill is sensitive to assumptions used in the impairment test calculations including the post-tax discount rate and sales growth rate. A 3.25% increase in the post-tax discount rate would result in an additional impairment of $2,320 thousand against the carrying amount of the goodwill. A reduction of the EBITDA growth rate to 5% would not result in a further impairment as goodwill would be fully impaired from the increase of the post-tax discount rate.

(d)	Impairment testing for indefinite-lived brand intangibles

Brand intangible assets represent brands owned by the Group, that arose on historical acquisitions including Pleasure State, Davenport and Lovable. The intangible assets increased in the current period as result of the business combinations with Naked Brand Group Inc. See note 8 for further information.

The brand intangible assets of $10,205,000 (2018: $12,463,000, 2017: $12,036,000) are tested for impairment annually.

Impairment assumptions

Management has determined the recoverable amount of the indefinite-lived brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value has exceeded the fair value less costs to sell by $3.9m. As such, the indefinite-lived brand assets has been partially impaired for the year ended 31 January 2019.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

15	Intangible Assets

(d)	Impairment testing for indefinite-lived brand intangibles

Management’s approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 2.5% (31 January 2018: 5%)

Royalty rate: 5.0% (31 January 2018: 6.6%)

Cash flow - revenue forecast period: 5 years (31 January 2018: 5 years)

Post-tax discount rate (%) for US brands: 10.5% (31 January 2018: 0%)

Post-tax discount rate (%) for NZ brands: 11.75% (31 January 2018: 11.4%)

Long term sales growth rate (%): 2% (31 January 2018: 2%)

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows:

(a) a 2.1% increase in the post-tax discount rate

(b) sales growth rate reduced to 0%

The carrying amounts of the indefinite-lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post-tax discount rate and sales growth rate. A 2.1% increase in the post-tax discount rate would result in an additional impairment of $951 thousand (31 January 2018: an increase of 1.5% would result an impairment of $929 thousand) against the carrying amount of the indefinite-lived brand intangibles. A reduction of the sales growth rate to 0% would result in an additional impairment of $1,554 thousand (31 January 2018: a reduction to 2% would result an impairment of $611 thousand) against the carrying amount of the indefinite-lived brand intangible assets.

In order to mitigate exchange rate movements and to manage the inventory costing process, the Group has entered into forward currency contracts to purchase US dollars.

16	Derivative Financial Instruments

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Current liabilities
Foreign exchange contracts	1,484	2,087	4,188

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

17	Derivative on Convertible Notes

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Derivative on Convertible Notes	-	1,110	4,112

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

18	Trade and Other Payables

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
CURRENT
Trade payables	23,580	21,143	19,221
Accruals	10,150	9,568	7,503
Employee benefit liabilities	1,815	1,805	1,842
	35,545	32,516	28,566

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days however some the trade creditors are out of term as at 31 January 2019 and subsequent to the end of the financial period the Group has reduced the out of term trade creditors but further work is required to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

19	Borrowings

	Note	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
CURRENT
Secured liabilities:
Shareholder loans		-	10,951	8,200
Bank loans		20,000	16,000	16,000
Debt issuance costs in relation to bank loan		(270)	(218)	(656)
Working capital financing bank facility		-	22,489	31,710
Convertible notes		-	1,740	13,744
Other loan		1,237	1,159	-
		20,967	52,121	68,998

The fair value of borrowings is not considered to be materially different to their carrying amounts.

(a)	Assets pledged as collateral:

Borrowings are collateralized by a fixed and floating charge over the assets of the consolidated entity. The lease liabilities are effectively secured as the rights to the leased assets, recognised in the balance sheet, revert to the lessor in the event of default.

(b)	Bank overdrafts and bank loans

On 27 June 2016, all banking facilities were repaid and a new banking arrangement with BNZ commenced. BNZ has a first ranking charge over all assets of the Bendon Limited group.

The term loan facility of NZD$16,000,000 was repaid on 27 June 2018. The current interest rate on this loan was 5.55% as at 31 January 2018 (31 January 2017: 4.84%, 2016: 4.77%) per annum.

On 13 June 2018, the Group entered into a Deed of Amendment with BNZ to reduce the facility to NZD$20,000,000 (31 January 2018: NZD$38,489,428). In addition the new facility takes over guarantees and financial instruments totalling NZD$1,345,000.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

19	Borrowings

(b)	Bank overdrafts and bank loans

The term loan facility of NZD$20,000,000 was repayable on 14 June 2019. The current interest rate on this loan is 5.57% (31 January 2018: 5.55%) per annum. There has been a breach of covenant during the period.

Bank of New Zealand has the first ranking charge over all assets of Naked Brand Group Limited. Under the terms of the major borrowing facility, the facility is subject to four undertakings being: Interest cover ratio of three times that is first tested as at 30 April 2019; gross EBITDA ratio measured to 3 months to September 2018 had to be greater than $0, six months to 30 December 2018 is greater than $3 million; inventory and receivables ratio must be greater than 2 times being first measured as at 30 September 2018; and the actual sales and gross margin must not vary by more than 10% from the budget submitted to the Bank.

(c)	Shareholder loan - related party

On 19 June 2018, Naked Brand Group Limited issued additional 24,221 Naked shares to the shareholders as part of an agreement to convert a portion of the outstanding liability (Debt) to equity. The amount of debt converted on this date amounted to a fair value of $12,244,208. After this conversion, the shareholder loan is fully converted to equity and the outstanding balance as at 31 January 2019 is nil (31 January 2018: $10,951,295).

The interest rate on the shareholder loans up to the date of conversion was 30% (31 January 2018: 30%) and was increased at the end of 2014, and was capitalised quarterly. Total interest capitalised during the year ended 31 January is $1.062 million (year ended 31 January 2018: $2.807 million, 7 months to 31 January 2017 is $3.040 million).

(d)	Convertible notes

On 19th June 2018, the holders of USD$2.8m (NZ$4.2m) of convertible notes converted to 16,408 Bendon ordinary shares. The holder of US$1.0m (NZ$1.42m) of convertible notes elected for their convertible note to be repaid at a future date as agreed. The amount owing has been classified as a current borrowing and amounted to $1.159 million as at 31 January 2019.

(e)	Loan covenants

As at 31 January 2019, there was a breach of the minimum Gross EBITDA ratio and a breach of the Inventory and Receivables ratio. The Bank has advised that they are currently taking these Breaches under review.

(f)	Other loan

The other loan is convertible note which the note holder elected not to convert. This loan is payable at a future date to be agreed.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

20	Provisions

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
CURRENT
Lease contributions	179	412	480
Onerous contracts	-	264	377
Make good	742	430	671
	921	1,106	1,528

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
NON-CURRENT
Lease contributions	906	910	702
Onerous contracts	-	-	176
Make good	1,466	1,801	1,371
	2,372	2,711	2,249

	Lease contributions NZ$000’s	Onerous contracts NZ$000’s	Make good NZ$000’s	Total NZ$000’s
Opening balance at 1 February 2018	1,322	264	2,231	3,817
Additional provisions recognised	337	-	717	1,054
Unused amounts reversed	-	-	(600)	(600)
Unwinding of discounts	-	-	(84)	(84)
Amounts used during the period	(510)	(264)	-	(774)
Exchange differences	(64)	-	(56)	(120)
Balance at 31 January 2019	1,085	-	2,208	3,293

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

20	Provisions

	Lease contributions NZ$000’s	Onerous contracts NZ$000’s	Make good NZ$000’s	Total NZ$000’s
Opening balance at 1 February 2017	1,182	553	2,042	3,777
Additional provisions recognised	635	-	595	1,230
Unused amounts reversed	-	-	(658)	(658)
Unwinding of discounts	-	-	271	271
Amounts used during the period	(547)	(289)	(77)	(913)
Exchange differences	52	-	58	110
Balance at 31 January 2018	1,322	264	2,231	3,817

Opening balance at 1 July 2016	1,318	275	1,817	3,410
Additional provisions recognised	145	508	353	1,006
Unused amounts reversed	-	-	(112)	(112)
Unwinding of discounts	-	-	(9)	(9)
Amounts used during the period	(269)	(230)	-	(499)
Exchange differences	(12)	-	(7)	(19)
Balance at 31 January 2017	1,182	553	2,042	3,777

Onerous contracts

The onerous provision relates to a head office lease for which the space is not fully utilised. The provision is calculated using a pre-tax discount rate of 10.25% (2018: 11.4%, 2017: 11.4%). The balance of this provision at 31 January 2019 is $nil.

Make good

In accordance with certain lease agreements, the Group must refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. The provision has been calculated using a pre-tax discount rate of 2% (2018: 2%, 2017: 2%), and other market assumptions and re-assessed annually.

During the 2019 financial year an additional $595 thousand was recognised in relation to new retail leases in New Zealand and Australia.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

21	Share Capital

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
29,640,965 (2018: 306,028, 2017: 274,839) Ordinary shares	134,183	68,727	27,948

(a)	Ordinary shares

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 months Ended 31 January 2017 NZ$000’s

At the beginning of the reporting period	68,727	27,948	3,108
Issuance of new shares
- Cash collected	23,248	22,990	24,840
- Settle shareholder loan	12,242	-	-
- Shares issued in lieu of consultancy fee	692	-	-
- Shares issued in lieu of inventory payment	4,047	-	-
Convertible note maturity	4,159	17,789	-
Business combination with Naked Brand Group Inc.	14,196	-	-
Asset acquisition of FOH Online Inc.	6,872	-	-
At the end of the reporting period	134,183	68,727	27,948

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Group. On a show of hands at meetings of the Group, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

The Group does not have authorised capital or par value in respect of its shares.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

21	Share Capital

	For the Year Ended 31 January 2019 Number	For the Year Ended 31 January 2018 Number	For the 7 months Ended 31 January 2017 Number
Naked Brand Group Limited shares issued on close of the merger between Bendon Limited and Naked Brand Group Inc.
- Bendon shareholders	20,889,940	274,839	250,000
- Naked shareholders	2,068,438	-	-
Shares issued during the period	6,682,587	10,180	24,839
At the end of the period	29,640,965	285,019	274,839

The number of shares for the year ended 31 January 2018 and 31 January 2017 relate to the pre-merger entity Bendon Limited.

(b)	Other equity

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Value of conversion rights - convertible notes	4,159	17,789	-

The amount shown for other equity is the value of the conversion rights relating to the 15% convertible notes, details of which are shown in note 19(d).

(c)	Capital Management

The key objectives of the Group when managing capital is to safeguard its ability to continue as a going concern and maintain optimal benefits to stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity. The Group defines capital as its equity and net debt.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

21	Share Capital

(c)	Capital Management

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

The gearing ratio for the years ended 31 January 2019, 31 January 2018 and 31 January 2017 are as follows:

	Note	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Total borrowings	19	22,016	52,121	68,998
Less Cash and cash equivalents	11	(1,962)	(10,739)	(2,644)
Net debt		20,054	41,382	66,354
Equity		10,800	(5,710)	(9,044)
Total capital		30,854	35,672	57,310
Gearing ratio		65%	116%	116%

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

22	Reserves

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Foreign currency translation reserve
Opening balance	(2,006)	(2,154)	(2,125)
Transfers in	(7)	148	(29)

Balance at the end of the year	(2,013)	(2,006)	(2,154)

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

23	Loss per Share

(a)	Basic and diluted loss per share

	For the Year Ended 31 January 2019 NZ$	For the Year Ended 31 January 2018 NZ$	For the 7 months Ended 31 January 2017 NZ$	For the Year Ended 30 June 2016 NZ$
From continuing operations attributable to the ordinary equity holders of the Group	(2.01)	(1.79)	(0.82)	(1.13)
Total basic and diluted loss per share attributable to the ordinary equity holders of the Group	(2.01)	(1.79)	(0.82)	(1.13)

All convertible notes issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended 31 January 2018. These notes could potentially dilute earnings/loss per share in the future.

(b)	Reconciliation of loss used in calculating loss per share

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Basic and diluted loss per share
Profit/(loss) attributable to the ordinary equity holders of the Group used in calculating basic earnings per share:	(48,946)	(37,445)	(16,008)	(20,715)

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

23	Loss per Share

(c)	Weighted average number of shares used as the denominator

	31 January 2019 Number	31 January 2018 Number	31 January 2017 Number	30 June 2016 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	24,379,019	20,915,036	19,404,681	18,345,000

* A stock reorganization occurred on the 19th June 2018 upon completion of the merger between Naked Brands Inc. and Bendon Limited. As a result, the calculation of basic and diluted earnings per share for 2018, 2017 and 2016 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares following this consolidation.

(d)	Information concerning the classification of securities

Convertible notes

At 31 January 2019, the Group had no convertible notes.

24	Accumulated Losses

	Year Ended 31 January 2019 NZ$000’s	Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s
Accumulated losses at the beginning of the financial year	(72,431)	(34,838)	(18,859)
Loss for the year	(49,220)	(37,593)	(15,989)
Accumulated losses at end of the financial year	(121,651)	(72,431)	(34,848)

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

25	Capital and Leasing Commitments

(a)	Operating Leases

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Minimum lease payments under non-cancellable operating leases:
- not later than one year	8,533	9,618	9,472
- between one year and five years	18,039	14,943	14,435
- later than five years	1,485	528	59
	28,057	25,089	23,966

Operating leases are in place for leased premises and vehicles, and normally have a term between 1 and 11 years. Lease payments are increased on an annual basis to reflect market rentals.

(b)	Contracted Commitments

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Licence contract
- not later than one year	4,286	3,797	3,652
- between one year and five years	8,696	12,009	15,917
	12,982	15,806	19,569

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

26	Lessor Commitments

The Group sub leases its US and Australian premises under a commercial lease. These non-cancellable leases have terms between 1 and 6 years. All leases include an option for the Group to increase rent to current market rental on an annual basis.

The future minimum lease payments under non-cancellable leases are:

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
- no later than 1 year	441	166	503
- between 1 year and 5 years	493	-	1,076
- greater than 5 years	-	-	-
Total minimum lease payments	934	166	1,579

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

The Group is exposed to a variety of financial risks through its use of financial instruments.

The Group’s overall risk management plan seeks to minimise potential adverse effects due to the unpredictability of financial markets.

The most significant financial risks to which the Group is exposed to are described below:

Specific risks

●	Liquidity risk
●	Credit risk
●	Market risk - currency risk, interest rate risk and price risk

Financial instruments used

The principal categories of financial instruments used by the Group are:

●	Trade receivables
●	Cash at bank
●	Bank overdraft
●	Trade and other payables
●	Floating rate bank loans
●	Forward currency contracts
●	Shareholders loan

Objectives, policies and processes

The Board of Directors have overall responsibility for the establishment of the Group’s financial risk management framework. This includes the development of policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk and the use of derivatives.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The day-to-day risk management is carried out by the Group’s finance function under policies and objectives which have been approved by the Board of Directors.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

Objectives, policies and processes

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

The timing of cash flows presented in the table to settle financial liabilities reflects the earliest contractual settlement dates and does not reflect management’s expectations that banking facilities will be rolled forward. The amounts disclosed in the table are the undiscounted contracted cash flows and therefore the balances in the table may not equal the balances in the consolidated balance sheets due to the effect of discounting.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

The Group’s liabilities have contractual maturities which are summarised below:

	Non-derivatives Borrowings NZ$000’s	Non-derivatives Trade payables NZ$000’s	Non-derivatives Total NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - inflow NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - (outflow) NZ$000’s	Derivatives Total NZ$000’s
Not later than 1 month
31 January 2019	1,329	23,580	24,908	18,325	(19,212)	(887)
31 January 2018	26,482	21,143	47,625	13,577	(13,950)	(373)
31 January 2017	56,333	19,221	75,554	2,078	(2,250)	(172)

1 to 3 months
31 January 2019	184	-	184	9,610	(10,061)	(451)
31 January 2018	148	-	148	13,837	(14,453)	(616)
31 January 2017	129	-	129	9,900	(11,326)	(1,426)

3 months to 1 year
31 January 2019	20,184	-	20,184	4,976	(5,121)	(145)
31 January 2018	27,247	-	27,247	20,895	(21,993)	(1,098)
31 January 2017	18,631	-	18,631	37,855	(40,445)	(2,590)

1 to 5 years
31 January 2019	-	-	-	-	-	-
31 January 2018	-	-	-	-	-	-
31 January 2017	323	-	323	-	-	-

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

	Non-derivatives Borrowings NZ$000’s	Non-derivatives Trade payables NZ$000’s	Non-derivatives Total NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - inflow NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - (outflow) NZ$000’s	Derivatives Total NZ$000’s
Total
31 January 2019	21,697	23,580	45,277	32,912	(34,395)	(1,483)
31 January 2018	53,877	21,143	75,020	48,309	(50,396)	(2,087)
31 January 2017	75,416	19,221	94,637	49,833	(54,021)	(4,188)

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions.

Trade receivables and contract assets

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

Credit risk

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

On a geographical basis, the Group has significant credit risk exposures in New Zealand, Australia, United States and United Kingdom given the substantial operations in those regions.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings if available or historical information about counterparty default rate.

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Trade receivables Counterparty without external credit ratings
New customer less than 6 months	42	12	187
Existing customers (more than 6 months with default in past)	7,747	9,970	26,312
Total	7,789	9,982	26,499

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Credit ratings
AA-	1,915	10,591	2,655
A+	-	94	(11)
Total	1,915	10,685	2,644

The Group has no significant concentration of credit risk with respect to any single counterparty or group of counterparties.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

Credit risk

On a geographical basis, the Group has significant credit risk exposures in New Zealand and Australia, United States and United Kingdom given the substantial operations in those regions.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.

(i) Foreign exchange risk

Exposure to foreign exchange risk may result in the fair value or future cash flows of a financial instrument fluctuating due to movement in foreign exchange rates of currencies in which the Group holds financial instruments which are other than the functional currency of the Group.

Exposures to currency exchange rates arise from the Group’s overseas sales and purchases, which are primarily denominated in currencies other than the functional currency, in particular USD.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

Foreign currency denominated financial assets and liabilities, translated into New Zealand Dollars at the closing rate, are as follows:

	AUD NZ$000’s	USD NZ$000’s	GBP NZ$000’s	EUR NZ$000’s	HKD NZ$000’s	Total NZ$000’s
31 January 2019
Nominal amounts
Trade receivables	51	42	-	285	-	378
Trade payables	1	9,035	8	61	7	9,112
Cash and cash equivalents	623	149	38	8	11	829

31 January 2018
Nominal amounts
Trade receivables	328	199	-	1,376	-	1,903
Trade payables	781	11,209	74	29	53	12,146
Cash and cash equivalents	1,660	7,190	77	92	165	9,184

31 January 2017
Trade receivables	424	211	-	1,509	-	2,144
Trade payables	315	8,557	131	32	16	9,051
Cash and cash equivalents	926	401	131	388	28	1,874

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

It assumes a 10% change of the New Zealand Dollar / Australian Dollar exchange rate for the year ended 31 January 2019 (31 January 2018: 10%, 31 January 2017: 10%). A 10% change is considered for the New Zealand Dollar / US Dollar exchange rate (31 January 2018: 10%, 31 January 2017: 10%). A 10% change is considered for the New Zealand Dollar / GB Pound exchange rate (31 January 2018: 10%, 31 January 2017: 10%). A 10% change is considered for the New Zealand Dollar / Euro exchange rate (31 January 2018: 10%, 31 January 2017: 10%). All of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

The year end rate is 0.9513 AUD, 0.6903 USD, 0.5265 GBP, 0.6008 EUR and 5.4138 HKD.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date and also takes into account forward exchange contracts that offset effects from changes in currency exchange rates.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

If the New Zealand Dollar had strengthened and weakened against the Australian Dollar, US Dollar, GB Pound, Euro and HK Dollar by 10% (31 January 2018: 10%, 31 January 2017: 10%) and 10% (31 January 2018: 10%, 31 January 2017: 10%) respectively then this would have had the following impact:

	NZ$000’s
	+10%	-10%
USD
Net results/Equity (31 January 2019)	(954)	954
Net results/Equity (31 January 2018)	(1,509)	1,509
Net results/Equity (31 January 2017)	(1,196)	1,196

AUD
Net results/Equity (31 January 2019)	(5)	5
Net results/Equity (31 January 2018)	(805)	805
Net results/Equity (31 January 2017)	86	(86)

GBP
Net results/Equity (31 January 2019)	(1)	1
Net results/Equity (31 January 2018)	(175)	175
Net results/Equity (31 January 2017)	34	(34)

EUR
Net results/Equity (31 January 2019)	(32)	32
Net results/Equity (31 January 2018)	(136)	136
Net results/Equity (31 January 2017)	186	(186)

HKD
Net results/Equity (31 January 2019)	(1)	1
Net results/Equity (31 January 2018)	(14)	14
Net results/Equity (31 January 2017)	1	(1)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to foreign currency risk.

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

The following table summarises the notional amount of the Group’s commitments in relation to forward exchange contracts.

	Notional Amounts			Average Exchange Rate
	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s	31 January 2019 $	31 January 2018 $	31 January 2017 $
Buy USD / sell NZD
Settlement
Less than 6 months	34,395	48,149	47,292	0.6620	0.7061	0.6687
6 months to 1 year	-	-	3,479	-	-	0.7186

	NZ$000’s	NZ$000’s	NZ$000’s	$	$	$
Buy AUD / sell NZD
Settlement
Less than 6 months	-	2,247	2,250	-	0.8900	0.8890

	NZ$000’s	NZ$000’s	NZ$000’s	$	$	$
Buy GBP / sell NZD
Settlement
Less than 6 months	-	-	1,000	-	-	0.5784

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

27	Financial Risk Management

(ii) Interest rate risk

The Group is exposed to interest rate risk as funds are borrowed at floating and fixed rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group’s policy is to minimise interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. At the reporting date, the Group is exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s	31 January 2017 NZ$000’s
Floating rate instruments
Bank overdrafts	-	-	-
Working capital financing bank facility	-	22,489	31,710
Convertible notes	78	1,740	16,474
Borrowings	20,000	16,000	16,000
	20,078	40,229	64,184

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +1.00%/-1.00% (2018: +1.00%/-1.00%, 2017: +1.00%/-1.00%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions and economist reports.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	NZ$000’s
	1.00%	-1.00%
	NZ$000’s	NZ$000’s
Net results/Equity (31 January 2019)	200	(200)
Net results/Equity (31 January 2018)	402	(402)
Net results/Equity (31 January 2017)	642	(642)

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

28	Tax assets and liabilities

	Opening Balance NZ$000’s	Charged to Income NZ$000’s	Charged directly to Equity NZ$000’s	Changes in Tax Rate NZ$000’s	Exchange Differences NZ$000’s	Closing Balance NZ$000’s
Deferred tax assets/(liabilities)
Carried forward tax losses	630	692	-	-	-	1,322
Intangible assets	(630)	-	-	-	-	(630)
Balance at 31 January 2019	-	692	-	-	-	692
Carried forward tax losses	630	-	-	-	-	630
Intangible assets	(630)	-	-	-	-	(630)
Balance at 31 January 2018	-	-	-	-	-	-

Carried forward tax losses	630	-	-	-	-	630
Intangible assets	(630)	-	-	-	-	(630)
Balance at 31 January 2017	-	-	-	-	-	-

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

29	Dividends

No final dividend will be paid in respect of the period ended 31 January 2019 (31 January 2018: Nil, 31 January 2017).

Franking account

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Australian franking credits available for subsequent financial years at a tax rate of 30%	3,995	3,995	3,757
New Zealand imputation credits available for subsequent financial years at a tax rate of 28%	236	236	235

The above amounts are based on the dividend franking account at period-end adjusted for:

(a) Franking credits that will arise from the payment of the current tax liabilities;

(b) Franking debits that will arise from the payment of dividends recognised as a liability at the period end;

(c) Franking credits that will arise from the receipt of dividends recognised as receivables at the end of the period.

30	Key Management Personnel Remuneration

Key management personnel remuneration included within employee expenses for the period is shown below:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Short-term employee benefits	2,056	1,743	1,492	1,752
	2,056	1,743	1,492	1,752

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

31	Interests in Subsidiaries

Composition of the Group

	Principal place of business / Country of Incorporation	Percentage Owned (%)* 31 January 2019	Percentage Owned (%)* 31 January 2018	Percentage Owned (%)* 31 January 2017
Subsidiaries:
Bendon Retail Limited	New Zealand	100	100	100
Bendon Holdings Limited	New Zealand	100	100	100
Bendon Holdings Pty Limited	Australia	100	100	100
Bendon Pty Limited	Australia	100	100	100
Bendon Intimates Pty Limited	Australia	100	100	100
PS Holdings No. 1 Pty Limited	Australia	100	100	100
Pleasure State Pty Limited	Australia	100	100	100
Pleasure State (HK) Limited	Hong Kong	100	100	100
Bendon UK Limited	United Kingdom	100	100	100
Bendon USA Inc	United States of America	100	100	100
Bendon Limited**	New Zealand	100	-	-
Naked Brand Inc.	United States of America	100	-	-
FOH Online Corp Inc.	United States of America	100	-	-

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

** Bendon Limited was the parent entity in the periods ended 31 January 2018 and 31 January 2017.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

32	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

●	Financial assets - derivative financial instruments
●	Financial liabilities - derivative financial instruments

Fair value hierarchy

AASB 13 Fair Value Measurement requires all assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

32	Fair Value Measurement

The table below shows the assigned level for each asset and liability held at fair value by the Group:

	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total NZ$000’s
31 January 2019
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	1,484	-	1,484
Derivative on Convertible Notes	-	-	-	-

	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total NZ$000’s
31 January 2018
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	2,087	-	2,087
Derivative on Convertible Notes	-	-	1,110	1,110

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

32	Fair Value Measurement

	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total NZ$000’s
31 January 2017
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	4,188	-	4,188
Derivative on Convertible Notes	-	-	4,112	4,112

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

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

32	Fair Value Measurement

Valuation techniques for fair value measurements categorised within level 3

The fair value of the derivative on convertible notes has been determined using a Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate, expected volatility and expected dividend rate. The Group used valuations specialists to perform these valuations.

Fair value measurements using significant unobservable movements (level 3)

The following table presents the changes in level 3 instruments for the year ended 31 January 2019.

Convertible note liability NZ$000’s
Balance at 31 January 2018	1,110
Conversion	(1,110)
Balance at 31 January 2019	-

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

33	Contingencies

Contingent Liabilities

The Group had the following contingent liabilities at the end of the reporting period:

	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2017 NZ$000’s
Rent guarantees to certain landlords	419	419	571
Standby letter of credit to JP Morgan Chase Bank	291	291	286
Guarantee provided to UK Customs Department	304	329	282
Guarantee provided to ANZ for Merchant Service	172	172	-

A shareholder has lodged a court Action against the Group claiming they did not receive the correct number of shares in the Group on completion of the merger between Naked Inc. and Bendon Limited on 19 June 2018. The Group has sought to have this claim dismissed by the Court on the basis that the Group had no contract with the shareholder and that the shareholder did not have a possessory right over a certain number of shares in the Group.

34	Related Parties

(a)	The Group’s main related parties are entities owned/controlled by shareholders:

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

34	Related Parties

(b)	Loans (to)/from related parties

	Opening balance NZ$	Closing balance NZ$
Loans to related parties
Cullen Investments Limited - 31 January 2019	11,535,622	-
Cullen Investments Limited - 31 January 2018	13,051,321	11,535,677
Cullen Investments Limited - 31 January 2017	9,613,014	13,051,321
Whitespace Atelier Limited - 31 January 2019	272,665	281,714
Whitespace Atelier Limited - 31 January 2018	-	272,665
FOH Online Inc. - 31 January 2019	3,518,009	-
FOH Online Inc. - 31 January 2018	-	3,518,009

Loans from related parties
SBL Holdings - 31 January 2019	-	(1,448,646)
Naked Inc. - 31 January 2019	(1,368,577)	-
Naked Inc. - 31 January 2018	-	(1,368,577)
EJ Watson – 31 January 2019	-	(2,289,212)

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

34	Related Parties

(b)	Loans (to)/from related parties

On 15th November 2018, the Group entered into a Stock Purchase Agreement with the shareholders of FOH Online Corp (FOH), which included Cullen Investments Limited (Cullen), that the Group will purchase all of the issued and outstanding shares of FOH. Under the terms of the Agreement, the amount owed by Cullen was fully forgiven by the Group (31 January 2018: $11,535,677).

Whitespace Atelier Limited (“Whitespace”) is owned by a shareholder of the Naked Brand Group Limited. Beginning 1 Feb 2017, Whitespace is engaged by the Group to procure stock from various suppliers at competitive prices. During the year ended 31 January 2019, purchases amounting to $12,720,499 (31 January 2018: $13,281,727) have been made from Whitespace. As at 31 January 2018, the Group has made prepayments to Whitespace amounting to $281,714 (31 January 2018: $272,665).

Subsequent to the merger with Naked Brand Group Inc. on 19th June 2018, Naked Brand Group Inc. became part of the Group as at 31 January 2019. The balances between the subsidiaries are eliminated in the Group Balance Sheet (31 January 2018: $1,368,557).

Subsequent to the transaction with FOH Online Inc. on 15th November 2018, FOH Online Inc. became part of the Group as at 31 January 2019. The balances between the subsidiaries are eliminated in the Group Balance Sheet (31 January 2018: $3,518,009).

During the period, a shareholder SBL Holdings Limited loaned the business funds to be utilised as working capital in the business.

During the period, and subsequent to the transaction with FOH Online Inc, the balance of the loan outstanding from EJ Watson as at 31 January 2019 was $2,289,212, which includes interest accrued for the period of $81,866 (31 January 2018: Nil)

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

35	Cash Flow Information

(a)	Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	Year Ended 31 January 2019 NZ$000’s	Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	Year Ended 30 June 2016 NZ$000’s
Loss for the year	(49,220)	(37,593)	(15,979)	(20,746)
Cash flows excluded from profit attributable to operating activities
- interest paid on borrowings	3,400	8,792	6,238	10,182
Non-cash flows in profit:
- depreciation and amortisation expense	2,382	3,030	1,842	3,516
- impairment expense	8,173	1,914	292	2,157
- fair value gain/(loss) on Convertible Notes derivative	775	(2,393)	592	-
Changes in assets and liabilities:
- (increase)/decrease in trade and other receivables	14,267	14,925	(4,748)	(6,518)
- (increase)/decrease in current tax receivables	(355)	52	35	(88)
- (increase)/decrease in derivative assets	-	-	-	2,289
- (increase)/decrease in inventories	13,350	6,638	(179)	8,088
- (increase)/decrease in deferred tax asset/(liability)	(692)	-	-	5,589
- (increase)/decrease in related party receivables	6,531	(906)	(3,438)	(5,603)
- increase/(decrease) in trade and other payables	(5,681)	6,956	2,078	(11,113)
- increase/(decrease) in income taxes payable	226	152	635	(483)
- increase/(decrease) in provisions	(522)	39	367	311
- increase/(decrease) in foreign currency derivative liability	(1,712)	(5,104)	(1,343)	5,530
- net exchange differences	(355)	(618)	90	1,849
Cashflows from operations	(9,434)	(4,116)	(13,518)	(5,040)

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

36	Events occurring after the reporting date

On the 27th March 2019, the Group closed on the following share issuances.

(1) NZ$6.60 million/US$4.50 million related to the issue of 11,248,415 Ordinary Shares to trade creditors in satisfaction of trade payables due to them, at an effective per share price of US$0.40.

(2) NZ$1.25 million/US$0.85 million related to the issue of 2,119,178 Ordinary Shares to the holder of one of the outstanding promissory notes in the amount of $847,671 at US$0.40 per share.

(3) NZ$1.69 million/US$1.15 million related to the issue of 4,510,588 to investors in a private placement at a share price of US$0.255.

(4) NZ$4.05 million/US$2.75 million relating to certain accredited investors. 10,784,313 shares were agreed at a per share price of US$0.255, except that, to the extent an investor would beneficially own more than 9.9% of our outstanding Ordinary Shares after the closing, we agreed to issue the investor March 2019 Pre-Funded Warrants in lieu of such shares. Each investor also received a March 2019 Investment Warrant to purchase 100% of the number of Ordinary Shares for which it had agreed to subscribe. As a result, we issued 3,914,846 Ordinary Shares, March 2019 Pre-Funded Warrants to purchase 6,869,467 Ordinary Shares and March 2019 Investment Warrants to purchase 10,784,313 Ordinary Shares to the investor at the closing.

On the 13th May 2019, the Group completed a private placement of a secured convertible promissory note for a purchase price of NZ$4.35m/US$3m. The note accrues interest at 10% pa and matures on 13 November 2020.

On the 14th May 2019, the Group closed on NZ$2.17 million/US$1.5million share issuance of 6,000,000 shares to investors in a private placement at a share price of US$0.25.

On the 16th May 2019, the Group issued 635,585 ordinary shares in exchange for the cancellation of a NZ$0.3m/US$0.2m debt held by a shareholder.

