Form 20-F/A
period 2019-01-31
NAKED BRAND GROUP Ltd
filed 2020-01-03
CIK 1707919

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

Yes [  ] No [X]

NAKED BRAND GROUP LIMITED

i

EXPLANATORY NOTE

On October 10, 2019, following the approval of our audit committee, we engaged BDO Audit Pty Ltd (“BDO”) as the principal accountant to audit the Company’s financial statements, which engagement was approved by our shareholders at our annual general meeting held on December 16, 2019. BDO has re-audited our financial statements for the fiscal years ended January 31, 2019 and 2018 and for the seven months ended January 31, 2017.

This Form 20-F/A is being filed by us as Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended January 31, 2019, as filed with the Securities and Exchange Commission on June 14, 2019 (the “Original Form 20-F”), solely for the purpose of:

●	amending and restating Items 17 and 18 to include our consolidated financial statements as re-audited by BDO. The only changes to our consolidated financial statements were to update Note 2(a) thereto (“Going Concern”) and Note 36 (“Events occurring after the reporting date”) to reflect events that occurred after June 20, 2019, the date the consolidated financial statements were initially issued; and

●	amending and restating Item 5 to reflect the changes to Note 2(a) and Note 36 to our consolidated financial statements.

Other than as stated above, this Form 20-F/A does not amend, update or restate the information in any other item of the Form 20-F as originally filed on June 14, 2019 or reflect any events that have occurred after the original filing of the Form 20-F on June 14, 2019. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

On December 20, 2019, we completed a reverse stock split of our ordinary shares, pursuant to which every 100 ordinary shares outstanding as of the effective time of the reverse stock split were combined into one ordinary share. All share and per share information in this MD&A is presented on a pre-reverse split basis.

INTRODUCTION

Unless otherwise indicated, all references in this Form 20-F/A to “we,” “our,” “us,” the “Company,” “Naked” or similar terms refer to Naked Brand Group Limited and its consolidated subsidiaries. We publish our consolidated financial statements in New Zealand dollars. In this Form 20-F/A, unless otherwise specified, all monetary amounts are in New Zealand dollars, and all references to “$,” “NZD$,” and “dollars” mean New Zealand dollars, unless otherwise indicated.

This Form 20-F/A contains our audited consolidated financial statements and related notes for the years ended January 31, 2019 and 2018, the seven month period ended January 31, 2017 and the year ended June 30, 2016 (“Audited Consolidated Financial Statements”). Our Audited Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

TRADEMARKS AND SERVICE MARKS

This Form 20-F/A contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include, among others, the “Naked” trademark, the Heidi Klum trademarks, Frederick’s of Hollywood trademarks and other related trademarks.

Solely for convenience, the trademarks, service marks and trade names referred to in this Form 20-F/A are listed without the ®, (sm) and I symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F/A contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. They appear in a number of places throughout this Form 20-F/A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this Form 20-F/A include, among other things, statements relating to:

●	expectations regarding industry trends and the size and growth rates of addressable markets;

●	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

●	expectations for seasonal trends.

These statements are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Although we base the forward-looking statements contained in this Form 20-F/A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Form 20-F/A. In addition, even if results and developments are consistent with the forward-looking statements contained in this Form 20-F/A, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Form 20-F/A include:

●	our ability to implement our growth strategies;

●	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

●	our ability to keep pace with changing consumer preferences;

●	our ability to protect our intellectual property; and

●	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 3.D of the Original Form 20-F, “Risk Factors,” which include, but are not limited to, the following risks:

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

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any, or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report, particularly in Item 3.D of this the Original Form 20-F, “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

You should read this Form 20-F/A, together with the Original Form 20-F, and the documents that we reference herein and therein and have filed as exhibits hereto and thereto, completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this Form 20-F/A, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

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

PART I

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis (this “MD&A”) for Bendon Limited provides information concerning our financial condition and results of operations for the year ended January 31, 2019, 2018 and 2017 and should be read in conjunction with our audited consolidation financial statements and the related notes included in Part III, Item 17, “Financial Statements.” Our selected financial information are reported for the fiscal years ended January 31, 2019 and 2018, for the seven month period ended January 31, 2017, and for the fiscal year ended June 30, 2016~~.~~ In order to provide additional meaningful information to investors, we have included unaudited consolidated information for the 12 month period ended January 31, 2017, and for the seven month period ended January 31, 2016. This unaudited information is presented for comparative purposes to the corresponding fiscal year ended January 31, 2018 and for the seven month period ended January 31, 2017, and is derived from accounting records.

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

For the financial year ended 31 January 2019 the Group experienced a loss after income tax from continuing operations of NZ$49.227million (2018: NZ$37.445million) and operating cash outflows of NZ$9.434 million (2018: NZ$4.116million). It also is in a net current liability position of $NZ29.426 million (2018: NZ$20.752million) and a positive net asset position of NZ$10.519 million (2018: net liability position of NZ$5.710million).

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

The Group has also breached its Bank debt loan covenants during financial year, and is the process of extending their facilities which are currently due on 31 January 2020 to provide the Group and the Bank time to consider a refinance of the facility to a longer term to assist the group continue as a going concern.

In consequent to the challenging trading conditions and the negative working capital the business raised NZ$24 million of funds in the form of issued capital and convertible notes over the course of the financial year and generated further working capital by reducing inventory by NZ$9.993million. The Group used the funds to reduce the bank debt from NZ$38.489 million to NZ$20 million, reduce long overdue trade creditors, fund operating losses, reduce costs, rebuild higher margin inventory, recruit new staff, and pay the costs of listing on the Nasdaq stock exchange.

It is expected the group will need to continue to fund losses through to the start of the year ending 31 January 2022. This capital raising/recapitalisation is continuing, and management had raised US$32.4 million between March 2019 and the date of this report. At the date of this report management is intending on raising up to a further US$15 million. The Group must complete the fundraising to finalise the recapitalization plan and continue as a going concern

As part of the discussions to renegotiate the Bank facilities the Bank appointed Korda Mentha to review the cash flow and working capital history and forecasts. Korda Mentha produced a report which is consistent with the information in this note and the Bank has advised they will continue to monitor the Group’s performance during the Bank debt renegotiation process. The Directors expect the Bank to offer a new two year facility. The offer of a new Bank facility is dependent on the Group achieving inventory covenants set by the Bank, and the Bank being satisfied with the raising of the remaining capital planned of US$15 million.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in:

●	Raising further funding before 28 February 2020 in order to meet all debts due in the 12 months after signing of these financial statements;

●	Generating sufficient sales and increasing gross margins and reducing overheads in line with forecasts;

●	Having sufficient funds to maintain a positive cashflow position, and to reduce bank debt in line with agreed bank amortisation;

●	Continuing to receive support from creditors to delay payment of overdue amounts until the Group has adequate cash flow to commence a repayment arrangement or repay the debts in full; and

●	Renegotiating the current bank facilities of NZ$20 million to a facility that is at least a 12 month facility.

As a result, the viability of the Group is dependent on the above matters. The dependence on these matters indicate a material uncertainty exists, that may cast significant doubt as to whether the Group will continue as going concern and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

However, the Directors’ believe that the Group will be successful in the above matters and, accordingly, have prepared the report on a going concern basis

(b) Revenue recognition

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

Recent Developments

On February 14, 2019, Carole Hochman resigned from the board of directors and as Executive Chairman.

In March 2019, the following share transactions occurred :

(1)	1.4m ordinary shares and 1.4m warrants were issued in exchange for services to the value of NZ $0.1m / US$ 87k. The warrants have an exercise price of US$0.50 and expire 2 years from the date of issue.

(2)	The issue of 11,248,415 ordinary shares to trade creditors in satisfaction of NZ$6.6m / US$4.5m trade payables, at a share price of US$0.40.

(3)	The issue of 2,119,178 ordinary shares in settlement of a promissory notes in the amount of NZ$1.25m / US$847,671, at a share price of US$0.40 per share.

(4)	The issue of 4,510,588 ordinary shares to investors in a private placement at a share price of US$0.255 for a total cash consideration of NZ$1.69m / US$1.15m. The investors also received warrants to purchase 4.510,588 ordinary shares, at an exercise price of US$0.306 and expiry 2 years from the date of issue.

(5)	The issue of 10,784,313 ordinary shares to certain investors at a share price of US$0.255 for a total cash consideration of NZ$4.05m / US$2.75m, as well as “pre-funded” warrants to purchase ordinary shares in lieu of such shares if an investor would own more than 9.9% of the total outstanding ordinary shares. Each investor also received “investment” warrants to purchase 100% of the number of ordinary shares, and as a result 3,914,846 ordinary shares, pre-funded warrants to purchase 6,869,467 ordinary shares and investment warrants to purchase 10,784,313 ordinary shares were issued to investors. The investment warrants have an exercise price of US$0.306 per share and expire 5 years from the date of issue. The pre-funded warrants have an exercise price of US$0.01 per share and expire 5 years from the date of issue. If the exercise price of the warrants was higher than the last closing bid price of the ordinary shares, the warrants could be exercised on a cashless basis using a Black-Scholes valuation (but not less than US$0.10). In July and August 2019, the holders of the pre-funded warrants exercised such warrants in full, resulting in the issue of 6,869,467 shares, and the holders of the investment warrants exercised them as to 9,078,877 on a cashless basis, resulting in the issuance of 19,586,048 ordinary shares at that time.

On April 2, 2019, the board of directors appointed Anna Johnson as Chief Executive Officer. Previously Ms. Johnson was Chief Executive Officer of Bendon Limited, the main operating entity within the Company. At the same time, Justin Davis-Rice was appointed as Executive Chairman and resigned as our Chief Executive Officer.

In May 2019, the following share of funding transactions occurred:

(1)	NZ$4.3m / US$3m cash was raised via a secured convertible promissory note to St. George Investments, with a US$3.32m note principal value. The note accrues daily interest at 10% p.a, and matures on November 13, 2020. The Company has the right to prepay the note, subject to a 15% premium. The note is secured by a second priority security interest over all the Company’s assets and is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand. The noteholder has the right to convert the note into Naked ordinary shares at a conversion price of US$0.90 per share, and also has the right, from December 13, 2019, to request redemption of any portion of the note, up to a maximum of US$0.4m per month.

(2)	NZ$2.17m / US$1.5m cash was raised via the issue of 6m Naked ordinary shares to an investor in a private placement at a share price of US$0.25. The investor also received warrants to purchase 1m Naked ordinary shares. The warrants have an exercise price of US$0.25, and expire 2 years from the date of issue.

(3)	653,595 ordinary shares were issued in exchange for the cancellation of NZ$0.3m / US$0.2m in debt held by a shareholder, at a price of US$0.306 per share.

In July 2019, the following share transactions occurred:

(1)	The issue of 25,068,250 ordinary shares to certain suppliers at a price of US$0.10 per share, in cancellation of NZ$3.7m / US$2,506,825 trade payables.

(2)	The issue of 15.75m ordinary shares to certain investors at a price of US$0.10 per share, and warrants to purchase up to 15.75m ordinary shares, at an exercise price of US$0.10 per share, for a total cash consideration of NZ$2.35m / US$ 1.575m. Warrants to purchase 1.26m ordinary shares were also issued to various designees of the placement agent at an exercise price of US $0.125 per share. The placement agent warrants are immediately exercisable and expire 5.5 years from date of the cash offering.

(3)	The exercise prices of certain outstanding warrants to purchase 2.8m ordinary shares held by one of the investors were reduced to US$0.10 per share, with the exercise prices previously ranging from US$1.55 to US$3.75.

On July 31, 2019, Kelvin Fitzalan was appointed as a member of the board of directors.

In August 2019, the following equity transactions occurred:

(1)	28,571,431 ordinary shares, at a price of $0.07 per share in a cash offering and 28,571,431 warrants to purchase ordinary shares were issued to certain investors, for a total cash consideration of NZ $3.1m / US$2.0m. The warrants are immediately exercisable, expiring 5.5 years from the date of issue, at an exercise price per share of US$0.07, and may be exercised on a ‘cashless’ basis based on as Black Scholes valuation from 6 months after the issue. The Company also issued warrants to certain designees of the placement agent to purchase 2,285,714 ordinary shares at an exercise price of US$0.0875 per share. The placement agent warrants are immediately exercisable and expire 5.5 years from date of the cash offering.

(2)	The Company agreed to reduce the exercise price of outstanding warrants held by certain investors, consisting of warrants to purchase up to 18,550,000 ordinary shares at an exercise price of US$0.10 per share that expire in October 2021, June 2023 and July 2025. The Company agreed to amend each of the outstanding warrants to reduce the exercise price to US$0.07.

(3)	The Company issued 57,142,857 ordinary shares to suppliers at a price of US$0.07 per share in exchange for the cancellation of NZ$6.2m / US$4.0m trade payables and the establishment of prepayment credits.

In October 2019, the following funding transaction occurred:

(1)	The Company completed a private placement of a convertible promissory note and a warrant to purchase ordinary shares, for a purchase price of NZ$3.2m / US$2.0m, with a principal balance before discount and expenses of US$2.12m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On October 9, 2019, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$106,100. The note balance was further increased to US$2.51m on November 21, 2019 due to additional funding requirement deadline not being met. The note accrues daily interest at 20% per annum, and matures on October 4, 2021. The Company has the right to prepay the Note, subject to a 25% premium. The note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, From April 7, 2020 the holder has the right to convert the outstanding balance of the note into the Company’s ordinary shares at a conversion price of US$0.05 per share.

In November 2019, the following funding transaction occurred:

(1)

The Company issued a NZ$4.8m / US$3.0m convertible note in a private placement, maturing November 12, 2021. The face value of the note is NZ$5.0m / US$3.17m after discount and costs, with a cash consideration of US$3.0m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On November 15, 2019, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$158,600. The note balance was further increased by $340,900 on December 27, 2019 due to additional funding requirement deadline not being met. The interest rate is 20% per annum. The Company has the right to prepay the note at a 25% premium. The note is subordinated to the Company’s existing BNZ facility. The note outstanding balance is convertible into ordinary shares from May 13, 2020, at a conversion price of US$0.04 per share. From May 13, 2020, the holder can request the company redeem any portion of the note, up to a maximum of US$0.6m per month. At same time warrants to purchase the number of ordinary shares issued under the notes (estimated to be approximately 63,400,000 shares), at a US$0.05 exercise price, were issued to the note holder, exercisable at any time, with a November 30, 2021 expiry date.

(2)

The holder of the convertible notes issued by us in May 2019 exchanged a portion of the notes at negotiated prices, for a US$0.028 average price, reducing the principal value of the convertible note by US$340k.

In December 2019, the following funding transactions occurred :

(1)

The holder of the convertible notes issued by us in May 2019 exchanged an additional portion of the notes at negotiated prices, for a US$0.021 average price, reducing the principal value of the convertible note by an additional US$2.265m.

(2)

The Company issued a NZ$4.8m / US$3.0m convertible note in a private placement, maturing December 19 2021. The face value of the note is NZ$5.0m / US$3.17m after discount and costs, with a cash consideration of US$3.0m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On January 2, 2020, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$159,600. The interest rate is 20% per annum. The Company has the right to prepay the note at a 25% premium. The note is subordinated to the Company’s existing BNZ facility. The note outstanding balance is convertible into ordinary shares from May 13, 2020, at a conversion price of US$0.04 per share. From June 19, 2020, the holder can request the company redeem any portion of the note, up to a maximum of US$0.6m per month. At same time warrants to purchase the number of ordinary shares issued under the December notes (estimated to be approximately 79,300,000 shares), at a US$0.05 exercise price, were issued to the note holder, exercisable at any time, with a December 31, 2021 expiry date.

In January 2020, the holder of the convertible notes issued by us in May 2019 exchanged an additional portion of the notes at a negotiated prices, for a US$0.012 average price, reducing the principal value of the convertible note by an additional US$0.2m.

On February 5, 2019, we received a notice from the Listing Qualifications Department of Nasdaq stating that, for the last 30 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). We will be afforded until February 3, 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the bid price for shares of our ordinary shares must close at US$1.00 per share or more for a minimum of ten consecutive business days.

At the annual general meeting of the Company’s shareholders held on December 16, 2019, it was resolved to complete a reverse stock split of our ordinary shares, pursuant to which every 100 ordinary shares outstanding as of the effective time of the reverse stock split were combined into one ordinary share. Pursuant to a resolution of our Board of Directors, the reverse stock split became effective on December 20, 2019. All share and per share information in this MD&A is presented on a pre-reverse split basis.

The senior secured credit facility with the Bank of New Zealand has been extended from August 31, 2019 to January 31, 2020, with discussions underway to extend for a further period beyond 12 months. The bank covenants were breached throughout the 6 months ended July 31, 2019, and were reset, with a minimum inventory to bank debt ratio required to be maintained from May 1, 2019. This new ratio has been breached every month to the date of signing of the accounts, creating an event of review, but the bank has taken no further action in relation to these breaches.

A restructure or operations was commenced in October 2019 with initiatives to close the US wholesale business as well as the Australian office and to reduce the number of employees by 67 globally by the end of the year, subject to consultation with employees.

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

●	Australia retail. This segment covers retail and outlet stores located in Australia.

●	New Zealand retail. This segment covers retail and outlet stores located in New Zealand.

●	Australia wholesale. This segment covers the wholesale of intimates apparel to customers based in Australia.

●	New Zealand wholesale. This segment covers the wholesale of intimates apparel to customers based in New Zealand.

●	US wholesale. This segment covers the wholesale of intimates apparel to customers based in the United States of America.

●	Europe wholesale. This segment covers the wholesale of intimates apparel to customers based in Europe.

●	E-commerce. This segment covers the Company’s online retail activities.

The following table provides our segment net sales, gross margin and EBITDA for the 12-month period to January 31, 2019, 2018 and 2017.

Year ending January 31, 2019

	NZ Retail	AU Retail	NZ Wholesale	AU Wholesale	US Wholesale	EU Wholesale	e-commerce	Unallocated
	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	Total
Revenue	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
Gross margin	16,377	9,355	782	2,993	576	506	10,885	(4,034)	37,440
EBITDA	3,373	(1,337)	(10)	(1,309)	(2.120)	(1,006)	(210)	(22,983)	(25,602)

Year ending January 31, 2018

	NZ Retail	AU Retail	NZ Wholesale	AU Wholesale	US Wholesale	EU Wholesale	e-commerce	Unallocated
	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	Total
Revenue	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)

Year ending January 31, 2017 (Unaudited)

	NZ Retail	AU Retail	NZ Wholesale	AU Wholesale	US Wholesale	EU Wholesale	e-commerce	Unallocated
	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	NZ$000’s	Total
Revenue	35,968	19,395	13,636	27,174	15,695	15,148	23,424	1,702	152,143
Gross margin	20,761	10,958	4,072	9,764	4,979	5,013	10,879	1,358	67,785
EBITDA	7,683	310	1,157	5,623	907	925	4,551	(19,060)	2,098

For the 7-months ended January 31, 2017

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
Gross margin	12,246	6,461	2,523	6,660	2,081	3,271	6,238	(340)	39,140
EBITDA	4,766	265	2,048	4,571	16	1,258	2,584	(17,634)	(2,126)

Year to June 30, 2016

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$ 000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$ 000’s	Unallocated NZ$000’s	Total
Revenue	37,389	20,680	15,071	28,021	18,876	16,531	6,722	7,710	151,000
Gross margin	21,336	11,750	4,350	9,965	4,336	4,873	3,140	7,725	67,475
EBITDA	9,073	1,915	3,641	6,445	1,519	1,669	1,101	(14,893)	10,470

Year to June 30, 2015

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$ 000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$ 000’s	Unallocated NZ$000’s	Total
Revenue	37,089	18,491	16,333	29,817	13,853	17,548	5,683	24	138,838
Gross margin	20,819	10,425	5,355	11,356	2,924	6,290	2,611	27	59,807
EBITDA	8,934	2,801	3,568	8,907	388	3,024	620	(24,822)	3,420

(1)	Unallocated revenue, gross margin and EBITDA relates to revenue, gross margin and EBITDA that cannot be attributed directly to the other reportable segments above including various brand management and head office costs.

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

Year ended January 31, 2018 compared to 12-month period ended January 31, 2017 (unaudited)

	12 months ended	12 months ended
	January 31, 2018	January 31, 2017
	NZ$000	NZ$000
Net cash outflow from operating activities	(4,116)	(15,160)
Net cash outflow from investing activities	(2,312)	(2,933)
Net cash inflow from financing activities	14,496	17,039
Net increase/(decrease) in cash and cash equivalents held	8,068	(1,053)
Cash and cash equivalents at end of the year	10,739	2,645

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

The new facility of $20,000,000 has been extended to January 31, 2020 and discussions are continuing to extend the facility beyond that point. The current amount outstanding under the facilities (including the instruments referenced above) is $20,000,000 (January 31, 2018: $38,489,428, 2017: $41,710,000). The current interest rate on this loan is 5.57% (January 31, 2019: 5.57%, 2018: 5.55%, 2017: 4.84%) per annum.

BNZ has the first ranking charge over all assets of the Company and its subsidiaries. Under the terms of the major borrowing facility, the new facility is subject to four undertakings being: Interest cover ratio of three times that is first tested as at April 30, 2019; gross EBITDA ratio measured to 3 months to September 2018 had to be greater than $0, six months to December 30, 2018 is greater than $3 million; inventory and receivables ratio must be greater than 2 times being first measured as at September 30, 2018; and the actual sales and gross margin must not vary by more than 10% from the budget submitted to the Bank. The covenants were reset as at 1 May 2019 and only the inventory covenant remains.

As at October 31, 2018, there was a breach in minimum gross EBITDA ratio. As at January 31, 2019, there was a breach of the minimum Gross EBITDA ratio and a breach of the inventory and receivables ratio. The reset inventory ratio has been breached up until November 30, 2019. The Bank has advised that they are currently taking these breaches under review.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18, “Financial Statements,” of this Form 20-F/A.

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Form 20-F/A.

ITEM 19. EXHIBITS

Exhibit No.	Description
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a).

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a).

13.1	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of BDO Audit Pty Ltd.

15.2	Consent of PricewaterhouseCoopers.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Naked Brand Group Limited

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

By:	/s/ David Adams
Name:	David Adams
Title:	Interim Chief Financial Officer

Date: January 3, 2020

Naked Brand Group Limited

ACN 619 054 938

Consolidated Financial Statements

(Expressed in New Zealand Dollars)

For the Periods Ended 31 January 2019, 31 January 2018, and 31 January 2017 and 30 June 2016

Naked Brand Group Limited

ACN 619 054 938

Contents

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

F-1

Naked Brand Group Limited

ACN 619 054 938

Report of the Independent Registered Public Accounting Firm

respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

**BDO Audit Pty Ltd**

BDO

Tim Aman

Director

We have served as the Company's auditor since 2019.

Sydney, NSW, Australia

January 3, 2020

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Naked Brand Group Limited:

In our opinion, the consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for the year ended 30 June 2016 present fairly, in all material respects, the results of operations and cash flows of Naked Brand Group Limited (the "Company") for the year ended 30 June 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers.

PricewaterhouseCoopers
Sydney, Australia
June 14, 2019

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Profit or Loss and Other Comprehensive Income

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

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2019

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

A stock reorganisation occurred on the 19th June 2018 upon completion of the merger between Naked Brands Inc. and Bendon Limited. As a result , the calculation of the basic and diluted earnings per share for 2018, 2017 and 2016 has been adjusted restrospectively. The number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares. See note 23 for further information.

The above condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Balance Sheets

As at 31 January 2019, 31 January 2018, and 31 January 2017

	Note	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

ASSETS
CURRENT ASSETS
Cash and cash equivalents	11	1,962	10,739	2,644
Trade and other receivables	12	9,650	13,165	28,090
Inventories	13	21,120	31,113	37,751
Current tax receivable		355	-	52
Related party receivables	34	282	15,326	13,051

TOTAL CURRENT ASSETS		33,370	70,343	81,588

NON-CURRENT ASSETS

Property, plant and equipment	14	3,763	4,741	4,964
Deferred tax assets	28	692	-
Intangible assets	15	37,864	13,012	14,680

TOTAL NON-CURRENT ASSETS		42,319	17,753	19,644

TOTAL ASSETS		75,688	88,096	101,232

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	18	35,545	32,516	28,565
Borrowings	19	20,967	52,121	68,998
Foreign currency derivative financial instruments	16	1,484	2,087	4,188
Derivative on Convertible Notes	17	-	1,110	4,112
Current tax liabilities		140	786
Related party payables	34	3,738	1,369	635
Provisions	20	921	1,106	1,528

TOTAL CURRENT LIABILITIES		62,795	91,095	108,026

Naked Brand Group Limited

ACN 619 054 938

Consolidated Balance Sheets

As at 31 January 2019, 31 January 2018, and 31 January 2017

	Note	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

NON-CURRENT LIABILITIES
Provisions	20	2,372	2,711	2,249

TOTAL NON-CURRENT LIABILITIES		2,372	2,711	2,249

TOTAL LIABILITIES		65,167	93,806	110,275

NET ASSETS/(LIABILITIES)		10,519	(5,710)	(9,043)

EQUITY
Share capital	21	134,183	68,727	27,948
Other reserves	22	(2,013)	(2,006)	(2,154)
Accumulated profit/(losses)	24	(121,651)	(72,431)	(34,838)

TOTAL EQUITY		10,519	(5,710)	(9,044)

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statements of Changes in Equity

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

	Ordinary Shares NZ$000’s	Retained Earnings/ (Accumulated Losses) NZ$000’s	Foreign Currency Translation Reserve NZ$000’s	Total NZ$000’s

Balance at 1 July 2015	3,108	1,887	(2,156)	2,839
Loss for the year	-	(20,746)	-	(20,746)
Other comprehensive loss for the year	-	-	31	31
Balance at 30 June 2016	3,108	(18,859)	(2,125)	(17,876)

Balance at 1 July 2016	3,108	(18,859)	(2,125)	(17,876)
Loss for the year	-	(15,979)	-	(15,979)
Other comprehensive loss for the year	-	-	(29)	(29)
Transactions with owners in their capacity as owners	-	-	-	-
Issuance new shares	24,840	-	-	24,840
Balance at 31 January 2017	27,948	(34,838)	(2,154)	(9,044)

Balance at 1 February 2017	27,948	(34,838)	(2,154)	(9,044)
Loss for the year	-	(37,593)	-	(37,593)
Other comprehensive income for the year	-	-	148	148
Transactions with owners in their capacity as owners
Issuance new shares	22,990	-	-	22,990
Value of conversion rights - convertible notes	17,789	-	-	17,789
Balance at 31 January 2018	68,727	(72,431)	(2,006)	(5,710)

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statements of Changes in Equity

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

	Ordinary Shares NZ$000’s	Retained Earnings/ (Accumulated Losses) NZ$000’s	Foreign Currency Translation Reserve NZ$000’s	Total NZ$000’s

Balance at 1 February 2018	68,727	(72,431)	(2,006)	(5,710)
Loss for the year	-	(49,220)	-	(49,220)

Other comprehensive income for the year	-	-	(7)	(7)

Transactions with owners in their capacity as owners
Issuance new shares	40,228	-		40,228

Issuance new shares from business combination Naked	14,196			14,196

Issuance new shares from business combination FOH	6,873			6,873

Value of conversion rights - convertible notes	4,159	-	-	4,159

Balance at 31 January 2019	134,183	(121,651)	(2,013)	10,519

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statements of Cash Flows

For the Year Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statements of Cash Flows

For the Year Ended 31 January 2019, 31 January 2018, 31 January 2017 and 30 June 2016

Net increase/(decrease) in cash and cash equivalents held		(9,134)	8,068	(1,510)	3,033

Cash and cash equivalents at beginning of year		10,739	2,644	4,193	1,246

Effects of exchange rate changes on cash and cash equivalents		355	27	(39)	(86)

Cash and cash equivalents at end of the half year	11	1,962	10,739	2,644	4,193

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

The financial report was authorised for issue by the Directors on 31 December 2019.

Comparatives are consistent with prior years, unless otherwise stated.

The amounts in the financial statements have been rounded to the nearest thousand dollars.

1	Basis of Preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Naked Brand Group Limited is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Group also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

For the financial year ended 31 January 2019 the Group experienced a loss after income tax from continuing operations of NZ$49.227million (2018: NZ$37.445million) and operating cash outflows of NZ$9.434 million (2018: NZ$4.116million). It also is in a net current liability position of $NZ29.426 million (2018: NZ$20.752million) and a positive net asset position of NZ$10.519 million (2018: net liability position of NZ$5.710million).

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

The Group has also breached its Bank debt loan covenants during financial year, and is the process of extending their facilities which are currently due on 31 January 2020 to provide the Group and the Bank time to consider a refinance of the facility to a longer term to assist the group continue as a going concern.

In consequent to the challenging trading conditions and the negative working capital the business raised NZ$24 million of funds in the form of issued capital and convertible notes over the course of the financial year and generated further working capital by reducing inventory by NZ$9.993million. The Group used the funds to reduce the bank debt from NZ$38.489 million to NZ$20 million, reduce long overdue trade creditors, fund operating losses, reduce costs, rebuild higher margin inventory, recruit new staff, and pay the costs of listing on the Nasdaq stock exchange.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

2	Summary of Significant Accounting Policies

(a)	Going concern

It is expected the group will need to continue to fund losses through to the start of the year ending 31 January 2022. This capital raising/recapitalisation is continuing, and management had raised US$32.4 million between March 2019 and the date of this report. At the date of this report management is intending on raising up to a further US$15 million. The Group must complete the fundraising to finalise the recapitalization plan and continue as a going concern.

As part of the discussions to renegotiate the Bank facilities the Bank appointed Korda Mentha to review the cash flow and working capital history and forecasts. Korda Mentha produced a report which is consistent with the information in this note and the Bank has advised they will continue to monitor the Group’s performance during the Bank debt renegotiation process. The Directors expect the Bank to offer a new two year facility. The offer of a new Bank facility is dependent on the Group achieving inventory covenants set by the Bank, and the Bank being satisfied with the raising of the remaining capital planned of US$15 million.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in:

●	Raising further funding before 28 February 2020 in order to meet all debts due in the 12 months after signing of these financial statements;
●	Generating sufficient sales and increasing gross margins and reducing overheads in line with forecasts;
●	Having sufficient funds to maintain a positive cashflow position, and to reduce bank debt in line with agreed bank amortisation;
●	Continuing to receive support from creditors to delay payment of overdue amounts until the Group has adequate cash flow to commence a repayment arrangement or repay the debts in full; and
●	Renegotiating the current bank facilities of NZ$20 million to a facility that is at least a 12 month facility.

As a result, the viability of the Group is dependent on the above matters. The dependence on these matters raise substantial doubt about its ability to continue as a going concern and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

2	Summary of Significant Accounting Policies

(a)	Going concern

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Patents and licences

Separately acquired patents and licences are shown at historical cost. Licenses and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. Licence fees have an estimated useful life of 5 - 50 years.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

2	Summary of Significant Accounting Policies

(x)	New and amended accounting standards adopted by the Group

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

2	Summary of Significant Accounting Policies

(y)	New Accounting Standards and Interpretations

Title of Standard	Nature of change	Impact	Mandatory application date/Date of adoption by Group
IFRS 16 Leases

The IASB issued a new standard for leases. This will replace IAS 17

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

The Group’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 8 to the consolidated financial statements.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

5	Revenue and Other Income

Revenue from continuing operations

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

Gross revenue	120,278	145,452	104,007	163,481
Rebates	(8,359)	(14,064)	(7,723)	(12,481)
	111,920	131,388	96,284	151,000

Sale of goods
- Retail	50,443	53,150	34,460	58,837
- Wholesale	29,394	45,901	43,379	77,729
- Online	32,082	32,234	18,157	6,724
	111,920	131,285	95,996	143,290
Services	-	-	-	7,702
Other income	-	103	288	8
	111,920	131,388	96,284	151,000

Sales of goods by geography
- New Zealand	40,791	46,665	30,676	62,109
- Australia	32,065	38,208	32,913	53,193
- United States	34,112	32,323	23,146	19,167
- Europe	4,996	14,192	9,549	16,531
	111,920	131,388	96,284	151,000

Other income relates to non-recurring advisory, managemen and design services provided to other third party intimates apparel brand owners.

All revenue is recognised at a point in time.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

6	Loss for the Period

The loss for the half year was derived after charging / (crediting) the following items that are unusual and of significance because of their size, nature and incidence:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Finance Costs
- Interest expense on external borrowings	2,338	5,431	2,923	3,140
- Interest expense on shareholder loans	1,062	2,807	3,040	7,042
- Amortisation on loan set up costs	641	553	275	227
	4,041	8,791	6,238	10,409

Other (gains)/losses
- Fair value (gain)/loss on foreign exchange contracts	1,065	(502)	2,135	7,660
- Net foreign exchange (gains)/losses	(3,027)	(256)	171	(5,237)
	(1,963)	(758)	3,306	2,423

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

6	Loss for the Period

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

Brand transition, restructure and transaction expenses
- Brand transition expenses	291	-	-	884
- Onerous contracts	(109)	(265)	1,166	789
- Restructure expenses	626	215	103	559
- Transaction expenses	9,268	3,322	52	-
	10,075	3,272	1,321	2,232

The onerous contracts expense reversal relates to a reversal of the provision raised in the prior year.

Transaction expenses relate to costs incurred in respect of the US listing process.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

6	Loss for the Period

The loss for the year includes the following specific expenses:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Employee benefits expense:
- Salaries and wages	30,872	33,613	19,917	33,666
- Defined contribution expenses	508	545	1,022	1,588
	31,380	34,158	20,939	35,254

Depreciation	2,151	2,724	1,664	2,966
Amortisation	231	306	178	323
Impairment loss	8,173	1,914	292	2,157
	10,555	4,944	2,134	5,446

Rental expense on operating leases:
- Lease payments	9,760	10,807	6,485	11,034
- Sublease payments received	-	(483)	(354)	(567)
	9,760	10,324	6,131	10,467

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

7	Income Tax Expense/(benefit)

(a) The major components of tax expense/(benefit) comprise:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

Current tax
Current tax on profits for the period	(667)	537	807	301
Adjustments for current tax of prior periods	(607)	(478)	58	(344)
Total current tax expense/(benefit)	(1,274)	60	865	(43)
Deferred tax expense/(benefit)
Decreased/(increase) in deferred tax assets (note 28)	-	-	-	5,589
Income tax expense/(benefit) for continuing operations	(1,274)	60	865	5,546

(b) Reconciliation of income tax to accounting profit:
Loss before income tax	(50,494)	(37,533)	(15,114)	(15,200)
Tax at New Zealand tax rate of 28%	(14,138)	(10,509)	(4,232)	(4,256)

Tax effect of:
- permanent differences (including impairment expense)	753	(105)	(6)	757
- adjustments in respect of current income tax of previous years	(522)	(449)	41	(237)
- effects of different tax rates of subsidiaries operating in other jurisdictions	493	(30)	(15)	(42)
- deferred tax assets relating to prior periods no longer recognised (note 28)	12,077	11,150	5,119	3,934
- deferred tax assets relating to the current year not brought to account			-	5,589
- other	63	3	(42)	(199)
Income tax expense/(benefit)	(1,274)	60	865	5,546

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

(d) Temporary differences not recognised

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

Temporary differences for which no deferred tax asset has been recognised	14,504	14,661	18,703	19,924
Potental tax benefit at 28%	4,061	4,105	5,237	5,579

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

8	Business Combination

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

8	Business Combination

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Naked NZ$000’s
Purchase consideration:
Shares issued	14,196

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair value NZ$000’s
Cash	592
Trade and other receivables	4,186
Inventories	1,810
Intangible assets
- Brand	2,726
Trade and other payables	(916)
Net identifiable assets acquired	8,398
Add: goodwill	5,798
Net assets acquired	14,196

There were no acquisitions in the year ended 31 January 2018.

(a) Acquisition-related costs

Acquisition related costs of $3,739,279 that were not directly attributable to the issue of shares are included in administrative expenses in profit or loss and in operating cash flows in the statement of cash flows. In addition, approximately 100,000 Naked Brand Group’s share was issued to advisors as part of their consultancy in lieu of cash payment. The fair value of these was $700 thousand and that cost has been recognised as an expense in the profit and loss.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

8	Business Combination

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

FOH NZ$000’s
Purchase consideration:
Shares issued	6,872
Debt Forgiveness	13,073
Total purchase consideration	19,946

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair value NZ$000’s
Cash	278
Net balance with sub licencee	(3,119)
Loan payable to EJ Watson	(2,172)
Patents and Licences	24,959
Total of assets acquired	19,946

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

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

Australia wholesale

This segment covers the wholesale of intimates apparel to customers based in Australia

New Zealand wholesale

This segment covers the wholesale of intimates apparel to customers based in New Zealand.

US wholesale

This segment covers the wholesale of intimates apparel to customers based in the United States of America.

Europe wholesale

This segment covers the wholesale of intimates apparel to customers based in Europe.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

Identification of reportable operating segments

E-commerce

This segment covers the group’s online retail activities. E commerce revenue for the periods ended 31 January 2019, 31 January 2018 and 31 January 2017 include revenue from a US brand called Fredericks of Hollywood for which Bendon Limited currently has a licence agreement.

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

EBITDA is a financial measure which is not prescribed by IFRS and represents the profit adjusted for specific non cash and significant items. The directors consider EBITDA to reflect the core earnings of the consolidated entity.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

Other assets and liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

(a) Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

Total segment revenue	136,844	156,311	113,031	176,145
Intersegment eliminations	(24,924)	(24,923)	(16,747)	(32,855)
Other revenue	-	-	-	7,710
Total revenue	111,920	131,388	96,284	151,000

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

(a) Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

The Board meets on a monthly basis to assess the performance of each segment, net operating profit does not include non-operating revenue and expenses such as dividends, fair value gains and losses.

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

Segment EBITDA	(25,602)	(24,053)	(2,126)	10,470
Income tax (expense)/benefit	1,274	(60)	(865)	(5,546)
Other revenue			-	7,710
Any other reconciling items	(24,892)	(13,481)	(12,988)	(33,380)
Total net loss after tax	(49,220)	(37,593)	(15,979)	(20,746)

Any other reconciling items includes brand transition, finance expenses, impairment expense, depreciation and amortisation, fair value gain/loss on foreign exchange contracts, and unrealised foreign exchange gain/loss that cannot be allocated to segments.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

(b) Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

New Zealand	40,747	46,665	30,676	62,109
Australia	32,065	38,208	32,913	53,193
United States	34,112	32,323	23,146	19,167
Europe	4,996	14,192	9,549	16,531
	111,920	131,388	96,284	151,000

The revenues resulting from the Naked business combination are included in the United States segment as shown above

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

(c) Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the year ended 31 January 2019
Revenue from external customers	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
Service income	-	-	-	-	-	-	-	-	-
	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920

Cost of sales	(15,423)	(9,192)	(6,372)	(8,498)	(5,222)	(4,490)	(21,248)	(4,034)	(74,480)
Gross margin	16,378	9,355	781	2,993	576	506	10,885	(4,034)	37,440
Other segment expenses*	(13,537)	(11,003)	(912)	(4,495)	(2,724)	(1,536)	(11,248)	-	(45,454)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,050)	(1,050)
Corporate expenses	-	-	-	-	-	-	-	(17,947)	(17,947)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	1,409	1,409
EBITDA	2,842	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(363)	(21,623)	(25,602)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(10,075)	(10,075)
Finance expense	-	-	-	-	-	-	-	(4,041)	(4,041)
Impairment expense	-	-	-	-	-	-	-	(8,173)	(8,173)
Depreciation and amortisation	-	-	-	-	-	-	-	(2,382)	(2,382)
Fair value (gain)/loss on foreign exchange contracts	-	-	-	-	-	-	-	(1,704)	(1,704)
Unrealised foreign exchange gain/(loss)	-	-	-	-	-	-	-	2,258	2,258
Fair value gain/(loss) on Convertible Note derivative	-	-	-	-	-	-	-	(775)	(775)
Loss before income tax expense	2,842	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(363)	(46,514)	(50,494)
Income tax expense	-	-	-	-	-	-	-	1,274	1,274
Loss after income tax expense	2,842	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(363)	(45,240)	(49,220)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

(c) Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the year ended 31 January 2018
Revenue from external customers	34,269	18,236	10,453	15,512	6,390	14,192	32,234	-	131,286
Service income	-	-	-	-	-	-	-	102	102
	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388

Cost of sales	(16,488)	(9,457)	(8,213)	(12,545)	(6,438)	(10,221)	(20,974)	(3,123)	(87,459)
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
Other segment expenses*	(13,451)	(11,329)	(1,068)	(3,781)	(3,301)	(2,904)	(11,520)	-	(47,354)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,101)	(1,101)
Corporate expenses	-	-	-	-	-	-	-	(19,150)	(19,150)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	(377)	(377)
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(3,272)	(3,272)
Finance expense	-	-	-	-	-	-	-	(8,791)	(8,791)
Impairment expense	-	-	-	-	-	-	-	(1,914)	(1,914)
Depreciation and amortisation	-	-	-	-	-	-	-	(3,030)	(3,030)
Fair value (gain)/loss on foreign exchange contracts	-	-	-	-	-	-	-	(502)	(502)
Unrealised foreign exchange gain/(loss)	-	-	-	-	-	-	-	1,636	1,636
Fair value gain/(loss) on Convertible Note derivative	-	-	-	-	-	-	-	2,393	2,393
Loss before income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,129)	(37,533)
Income tax expense	-	-	-	-	-	-	-	(60)	(60)
Loss after income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,189)	(37,593)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

(c) Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the 7 months ended 31 January 2017
Revenue from external customers	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284
	21,953	12,053	7,484	18,091	9,015	9,548	18,140	-	96,284

Cost of sales	(9,707)	(5,592)	(4,961)	(11,431)	(6,934)	(6,277)	(11,902)	(340)	(57,144)
Gross margin	12,246	6,461	2,523	6,660	2,081	3,271	6,238	(340)	39,140
Other segment expenses*	(7,480)	(6,196)	(475)	(2,089)	(2,065)	(2,013)	(3,654)	(8,068)	(32,040)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(541)	(541)
Corporate expenses	-	-	-	-	-	-	-	(8,082)	(8,082)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	(603)	(603)
EBITDA	4,766	265	2,048	4,571	16	1,258	2,584	(17,634)	(2,126)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(1,321)	(1,321)
Finance expense	-	-	-	-	-	-	-	(6,238)	(6,238)
Impairment expense	-	(281)	-	-	-	-	-	(11)	(292)
Depreciation and amortisation expense	-	-	-	-	-	-	-	(1,842)	(1,842)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(2,135)	(2,135)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	(568)	(568)
Fair value (gain)/loss on Convertible Note derivative	-	-	-	-	-	-	-	(592)	(592)
Loss before income tax expense	4,766	(16)	2,048	4,571	16	1,258	2,584	(30,341)	(15,114)
Income tax expense	-	-	-	-	-	-	-	(865)	(865)
Loss after income tax expense	4,766	(16)	2,048	4,571	16	1,258	2,584	(31,206)	(15,979)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

10	Operating Segment

(c) Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the year ended 30 June 2016
Revenue from external customers	37,389	20,680	15,071	28,021	18,876	16,531	6,722	-	143,290
Service income	-	-	-	-	-	-	-	7,702	7,702
Other income	-	-	-	-	-	-	-	8	8
	37,389	20,680	15,071	28,021	18,876	16,531	6,722	7,710	151,000
Cost of sales	(16,053)	(8,930)	(10,721)	(18,056)	(14,540)	(11,658)	(3,582)	15	(83,525)
Gross margin	21,336	11,750	4,350	9,965	4,336	4,873	3,140	7,725	67,475
Other segment expenses*	(12,263)	(9,835)	(709)	(3,520)	(2,817)	(3,204)	(2,039)	(13,975)	(48,362)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(801)	(801)
Corporate expenses	-	-	-	-	-	-	-	(13,002)	(13,002)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	5,160	5,160
EBITDA	9,073	1,915	3,641	6,445	1,519	1,669	1,101	(14,893)	10,470
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(2,232)	(2,232)
Finance expense	-	-	-	-	-	-	-	(10,409)	(10,409)
Impairment expense	-	-	-	-	-	-	-	-	-
Depreciation and amortisation expense	-	-	-	(2,157)	-	-	-	(3,289)	(5,446)
Fair value gain/(loss) on foreign exchange contracts	-	-	-	-	-	-	-	(7,660)	(7,660)
Unrealised foreign exchange (gain)/loss	-	-	-	-	-	-	-	77	77
Loss before income tax expense	9,073	1,915	3,641	4,288	1,519	1,669	1,101	(38,406)	(15,200)
Income tax expense	-	-	-	-	-	-	-	(5,546)	(5,546)
Loss after income tax expense	9,073	1,915	3,641	4,288	1,519	1,669	1,101	(43,952)	(20,746)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

11	Cash and Cash Equivalents

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

Cash on hand	47	54	48
Cash at bank	1,915	10,685	2,596
	1,962	10,739	2,644

12	Trade and Other Receivables

		31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
CURRENT
Trade receivables		7,789	9,982	26,499
Provision for impairment	(a)	(609)	(326)	(537)
		7,180	9,656	25,962
Prepayments		2,288	1,792	1,779
Other receivables		183	1,717	349
		9,650	13,165	28,090

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

12	Trade and Other Receivables

(a) Impairment of receivables

Reconciliation of changes in the provision for impairment of receivables is as follows:

	For the Year Ended 31 January 2019	For the Year Ended 31 January 2018	For the 7 Months Ended 31 January 2017
	NZ $000’s	NZ $000’s	NZ $000’s
Balance at beginning of the period (calculated in accordance with AASB 139)	(326)	(537)	(268)
Amount restated through opening retained earnings on adoption of AASB 9	-	-	-
Opening impairment allowance calculated under AASB 9	(326)	(537)	(268)
Additional impairment loss recognised	-	-	-
Amounts written off as uncollectable
Directly to P&L	-	-	-
Movement through provision	(1,037)	(92)	(364)
Unused amounts reversed	772	316	80
Foreign exchange movement	(18)	(13)	15
Balance at end of the period	(609)	(326)	(537)

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

12	Trade and Other Receivables

(b) Aged analysis

The ageing analysis of receivables is as follows:

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

0-30 days	5,577	7,945	14,883
31-60 days	852	335	2,566
61-90 days (past due not impaired)	101	489	2,166
61-90 days (considered impaired)	-	-	-
91+ days (past due not impaired)	3,295	1,213	6,884
91+ days (considered impaired)	(2,036)	-	-
	7,789	9,982	26,499

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

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

Transferred receivables	-	9,790	11,649

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

13	Inventories

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

Finished goods	21,564	31,451	37,904
Provision for impairment	(444)	(338)	(153)
	21,120	31,113	37,751

Write downs of inventories to net realisable value during the period were NZ$106,433 (2018: NZ$185,026, 2017: NZ$364,660).

14	Property, plant and equipment

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Plant, furniture, fittings and motor vehicles
At cost	25,666	27,801	25,455
Accumulated depreciation	(25,168)	(25,789)	(23,182)
	499	2,013	2,273

Leasehold improvements
At cost	12,035	10,762	10,132
Accumulated depreciation	(8,770)	(8,034)	(7,441)
	3,264	2,728	2,691
Total property, plant and equipment	3,763	4,741	4,964

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

14	Property, plant and equipment

(a) Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ $000’s	Total NZ $000’s
Year ended 31 January 2019
Balance at the beginning of the period	2,728	2,013	4,741
Additions	1,501	1,084	2,585
Disposals	(105)	(2,736)	(2,841)
Depreciation expense	(982)	(1,170)	(2,151)
Impairment	-	(239)	(239)
Foreign exchange movements	121	1,547	1,668
Balance at the end of the year	3,264	499	3,763

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

14	Property, plant and equipment

(a) Movements in carrying amounts of property, plant and equipment

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ $000’s
Year ended 31 January 2018
Balance at the beginning of the period	2,691	2,273	4,964
Additions	285	2,032	2,317
Disposals	(4)	(118)	(122)
Depreciation expense	(496)	(2,228)	(2,724)
Foreign exchange movements	253	54	306
Balance at the end of the year	2,728	2,013	4,741

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

14	Property, plant and equipment

(a) Movements in carrying amounts of property, plant and equipment

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ $000’s
7 months ended 31 January 2017
Balance at the beginning of the year	2,795	3,414	6,209
Additions	241	482	723
Depreciation expense	(296)	(1,368)	(1,664)
Impairment	-	(281)	(281)
Foreign exchange movements	49	26	75
Balance at the end of the year	2,691	2,273	4,964

The group is currently assessing the impact of IFRS 16 Leases and believes adoption of the provisions of this standard will have a material impact on the Group’s consolidated financial statements

IFRS16 Leases will require that the group record a liability and a related asset on the balance sheet for our leased facilities

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

15	Intangible Assets

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

Goodwill
Cost	5,607	-	-
Accumulated impairment	(3,287)	-	-
	2,320	-	-

Patents, licences and trademarks
Cost	25,993	919	1,169
Accumulated amortisation and impairment	(918)	(718)	(573)
	25,076	201	596

Brands
Cost	14,769	12,463	12,036
Accumulated amortisation and impairment	(4,563)	-	-
	10,205	12,463	12,036

Software
Cost	15,718	15,788	17,308
Accumulated amortisation and impairment	(15,455)	(15,440)	(15,260)
	263	348	2,048
Total intangible assets	37,864	13,012	14,680

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

15	Intangible Assets

(a) Software Impairment

For the year ended 31 January 2018, management decided to fully impair the costs on the ERP upgrade and are currently reviewing alternatives.

(b) Movements in carrying amounts of intangible assets

	Software NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Goodwill NZ $000’s	Total NZ $000’s
Year ended 31 January 2019
Balance at the beginning of the year	348	201	12,463	-	13,012
Additions	33	25,076	2,726	5,798	33,634
Amortisation	(29)	(202)	-	-	(231)
Impairment (refer note 12c)	(83)	-	(4,563)	(3,287)	(7,934)
Foreign exchange movements	(7)	1	(420)	(192)	(618)
Closing value at 31 January 2019	263	25,076	10,205	2,320	37,864

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

15	Intangible Assets

(b) Movements in carrying amounts of intangible assets

	Software NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Goodwill NZ $000’s	Total NZ $000’s
Year ended 31 January 2018
Balance at the beginning of the year	2,048	596	12,036	-	14,680
Additions	106	12	-	-	118
Amortisation	(163)	(143)	-	-	(306)
Impairment (refer note 12c)	(1,650)	(264)		-	(1,914)
Foreign exchange movements	7	1	427	-	434
Closing value at 31 January 2018	348	201	12,463	-	13,012

15	Intangible Assets

(a) Movements in carrying amounts of intangible assets

	Software NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Goodwill NZ $000’s	Total NZ $000’s
7 months ended 31 January 2017
Balance at the beginning of the period	2,251	128	12,554	-	14,933
Additions	10	808	-	-	818
Amortisation	(318)	(33)	-	-	(351)
Impairment		(331)		-	(331)
Foreign exchange movements	105	24	(518)	-	(389)
Closing value at 31 January 2017	2,048	596	12,036	-	14,680

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

15	Intangible Assets

(c) Impairment of goodwill

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

Description of cash-generating unit (CGU)

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
United States	2,320	-	-
Impairment expense	2,320	-	-

Impairment assumption

Goodwill relates to the acquisition of Naked Inc, a business operating in the United States and was allocated to the Group’s operation in United States which is the cash generating unit (CGU) for the purpose of impairment testing. The recoverable amount of the CGU was determined based on value in use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates stated below. These growth rates do not exceed the long term average growth rates for the industry.

The result of the impairment assessment is that the carrying value exceeded the fair value less costs to sell by an amount of $3.2m. As such, the goodwill has been partially impaired for the year ended 31 January 2019.

Significant assumptions used for the purposes of the value in use calculation include:

United States
Post-tax discount rate - 10.50%
EBITDA growth rate - 10%
Terminal growth - 2%

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

15	Intangible Assets

(c)	Impairment of goodwill

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess goodwill for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows: (a) a 3.25% increase in the post-tax discount rate (b) sales growth rate reduced to 5%

The carrying amount of the goodwill is sensitive to assumptions used in the impairment test calculations including the post tax discount rate and sales growth rate. A 3.25% increase in the post tax discount rate would result in an additional impairment of $2,320 thousand against the carrying amount of the goodwill. A reduction of the EBITDA growth rate to 5% would not result in a further impairment as goodwill would be fully impaired from the increase of the post-tax discount rate.

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

Impairment assumptions

Management has determined the recoverable amount of the indefinite lived brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long term average growth rates for the industry. The result of the impairment assessment is that the carrying value has exceeded the fair value less costs to sell by $3.9m. As such, the indefinite lived brand assets has been partially impaired for the year ended 31 January 2019.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

15	Intangible Assets

(d)	Impairment testing for indefinite-lived brand intangibles

Management’s approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 2.5% (31 January 2018: 5%)
Royalty rate: 5.0% (31 January 2018: 6.6%)
Cash flow - revenue forecast period: 5 years (31 January 2018: 5 years)
Post tax discount rate (%) for US brands: 10.5% (31 January 2018: 0%)
Post-tax discount rate (%) for NZ brands: 11.75% (31 January 2018: 11.4%)
Long term sales growth rate (%): 2% (31 January 2018: 2%)

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived brand assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows: (a) a 2.1% increase in the post-tax discount rate (b) sales growth rate reduced to 0%

The carrying amounts of the indefinite lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post tax discount rate and sales growth rate. A 2.1% increase in the post tax discount rate would result in an additional impairment of $951 thousand (31 January 2018: an increase of 1.5% would result an impairment of $929 thousand) against the carrying amount of the indefinite lived brand intangibles. A reduction of the sales growth rate to 0% would result in an additional impairment of $1,554 thousand (31 January 2018: a reduction to 2% would result an impairment of $611 thousand) against the carrying amount of the indefinite lived brand intangible assets.

16	Derivative Financial Instruments

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Current liabilities
Forward exchange contracts	1,484	2,087	4,188

In order to mitigate exchange rate movements and to manage the inventory costing process, the Group has entered into forward currency contracts to purchase US dollars.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

17	Derivative on Convertible Notes

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

Derivative on Convertible Notes	-	1,110	4,112

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

18	Trade and Other Payables

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
CURRENT
Trade payables	23,580	21,143	19,221
Accruals	10,150	9,568	7,503
Employee benefits liabilities	1,815	1,805	1,842
	35,545	32,516	28,565

Trade and other payables are unsecured, non interest bearing and are normally settled within 30 days however some the trade creditors are out of term as at 31 January 2019 and subsequent to the end of the financial period the Group has reduced the out of term trade creditors but further work is required to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

19	Borrowings

	Note	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
CURRENT
Secured liabilities:
Bank overdraft		-	-	-
Shareholder loans		-	10,951	8,200
Leased liability		-	-	-
Bank Loans		20,000	16,000	16,000
Debt issuance costs in relation to bank loan		(270)	(218)	(656)
Working capital financing bank facility		-	22,489	31,710
Convertible notes		-	1,740	13,744
Other loan		1,236	1,159	-
		20,967	52,121	68,998

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

On 13 June 2018, the Company entered into a Deed of Amendment with BNZ to reduce the facility to NZD$20,000,000 (31 January 2018: NZD$38,489,428). In addition the new facility takes over guarantees and financial instruments totalling NZD$1,345,000.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

19	Borrowings

(b) Bank overdrafts and bank loans

The term loan facility of NZD$20,000,000 is repayable on 14 June 2019. The current interest rate on this loan is 5.57% (31 January 2018: 5.55%) per annum. There has been a breach of covenant during the period.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

20	Provisions

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
CURRENT
Lease contributions	179	412	480
Onerous contracts	-	264	377
Make good	742	430	671
	921	1,106	1,528

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
NON-CURRENT
Lease contributions	906	910	702
Onerous contracts	-	-	176
Make good	1,466	1,801	1,371
	2,372	2,711	2,249

	Lease contributions NZ $000’s	Onerous contracts NZ $000’s	Make good NZ $000’s	Total NZ $000’s
Opening balance at 1 February 2018	1,321	264	2,230	3,815
Additional provisions recognised	337	-	717	1,054
Unused amounts reversed	-	-	(600)	(600)
Unwinding of discounts	-	-	(84)	(84)
Amounts used during the year	(510)	(264)	-	(774)
Exchange differences	(62)	-	(56)	(118)
Balance at 31 January 2019	1,086	-	2,208	3,294

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

20	Provisions

	Lease contributions NZ $000’s	Onerous contracts NZ $000’s	Make good NZ $000’s	Total NZ $000’s
Opening balance at 1 February 2017	1,182	553	2,042	3,777
Additional provisions recognised	635	-	595	1,230
Unused amounts reversed	-	-	(658)	(658)
Unwinding of discounts	-	-	271	271
Amounts used during the year	(547)	(289)	(77)	(913)
Exchange differences	50	(0)	58	108
Balance at 31 January 2018	1,321	264	2,230	3,815

	Lease contributions NZ $000’s	Onerous contracts NZ $000’s	Make good NZ $000’s	Total NZ $000’s
Opening balance at 1 February 2017	1,318	275	1,817	3,410
Additional provisions recognised	145	508	353	1,006
Unused amounts reversed	-	-	(112)	(112)
Unwinding of discounts	-	-	(9)	(9)
Amounts used during the year	(269)	(230)	-	(499)
Exchange differences	(12)	-	(7)	(19)
Balance at 31 January 2018	1,182	553	2,042	3,777

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

21	Share Captial

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

29,640,965(2018: 306,028, 2017: 274,839) Ordinary shares	134,183	68,727	27,948

(a)	Ordinary shares

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s

At the beginning of the reporting period	68,727	27,948	3,108
Issuance of new shares			24,840
- Cash collected	23,248	22,990	-
- Settle Shareholder loan	12,242	0
- Shares issued in lieu of consultancy fee	692	-
- Shares issued in lieu of stock payment	4,045	-
Convertible note maturity	4,159	17,789
Business combination with Naked Brand Group Inc.	14,196	-
Business combination with FOH Online Inc.	6,872
At the end of the reporting period	134,183	68,727	27,948

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Company. On a show of hands at meetings of the Company, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

The Company does not have authorised capital or par value in respect of its shares.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

21	Share Captial

	For the Year Ended 31 January 2019 Number	For the Year Ended 31 January 2018 Number	For the 7 Months Ended 31 January 2017 Number

Naked Brand Group Limited shares issued on close of the merger between Bendon Limited and Naked Brand Group Inc.
- Bendon shareholders	20,889,940	306,028	274,839
- Naked shareholders	2,068,438		-
Shares issued during the period	6,682,587		-
At the end of the period	29,640,965	306,028	274,839

The number of shares for the year ended 31 January 2018 and 31 January 2017 relates to the pre-merger entity Bendon Limited.

(b)	Other equity

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

Value of conversion rights - convertible notes	4,159	17,789	-

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

21	Share Captial

(c)	Capital Management

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

The gearing ratio for the years ended 31 January 2019, 31 January 2018 and 31 January 2017 are as follows:

	Note	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Total borrowings	19	20,967	52,121	68,998
Less Cash and cash equivalents	11	(1,962)	(10,739)	(1,965)
Net debt		19,005	41,382	67,033
Equity		10,519	(5,710)	(9,044)
Total capital		29,524	35,672	57,989
Gearing ratio		64%	116%	116%

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

22	Reserves

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Foreign currency translation reserve
Opening balance	(2,006)	(2,154)	(2,125)
Trasnfers in	(7)	148	(29)
Balance at the end of the year	(2,013)	(2,006)	(2,154)

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

23	Loss per Share

(a)	Basic and diluted loss per share

	For the Year Ended 31 January 2019 NZ$	For the Year Ended 31 January 2018 NZ$	For the 7 Months Ended 31 January 2017 NZ$	For the Year Ended 30 June 2016 NZ$

From continuing operations attributable to the ordinary equity holders of the company	(2.01)	(1.79)	(0.82)	(1.13)
Total basic and diluted loss per share attributable to the ordinary equity holders of the company	(2.01)	(1.79)	(0.82)	(1.13)

All convertible notes issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended 31 January 2018. These notes could potentially dilute earnings/loss per share in the future.

(b)	Reconciliation of loss used in calculating earnings per share

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$

Basic and diluted loss per share
Profit/(loss) attributable to the ordinary equity holders of the company used in calculating basic earnings per share:	(48,946)	(37,445)	(16,008)	(20,715)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

23	Loss per Share

(c)	Weighted average number of shares used as the denominator

	31 January 2019 Number	31 January 2018 Number	31 January 2017 Number	30 June 2016 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	24,379,019	20,915,036	19,404,681	18,345,000

* As a result of the merger between Bendon and Naked on 19 June 2018 the calculation of basic and diluted earnings per share for 2018 and 2017 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

(d)	Information concerning the classification of securities

Convertible notes

At 31 January 2019, the Group had no convertible notes.

24	Accumulated Losses

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s

(Accumulated losses)/retained earnings at the beginning of ther period	(72,431)	(34,838)	(18,859)
Loss for the period	(49,220)	(37,593)	(15,979)
Accumulated losses at the end of ther period	(121,651)	(72,431)	(34,838)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

25	Capital and Leasing Commitments

(a)	Operating Leases

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Minimum lease payments under non-cancellable operating lease
- not later than one year	8,533	9,618	9,472
- between one year and five years	18,039	14,943	14,435
- later than five years	1,485	528	59
	28,058	25,089	23,966

Operating leases are in place for leased premises and vehicles, and normally have a term between 1 and 11 years. Lease payments are increased on an annual basis to reflect market rentals.

(b)	Contracted Commitments

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Licence contract
- not later than one year	4,286	3,797	3,652
- between one year and five years	8,696	12,009	15,917
- later than five years	-	-	-
	12,982	15,806	19,569

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

26	Lessor Commitments

The Group sub leases its US and Australian premises under a commercial lease. These non-cancellable leases have terms between 1 and 6 years. All leases include an option for the Group to increase rent to current market rental on an annual basis.

The future minimum lease payments under non-cancellable leases are:

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

- not later than one year	441	166	503
- between one year and five years	493	-	1,076
- later than five years	-	-	-
Total minimum lease payments	934	166	1,579

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long term financial liabilities as well as cash outflows due in day to day business.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

The Group’s liabilities have contractual maturities which are summarised below:

	Non-derivatives Borrowings NZ$000’s	Non-derivatives Trade paybles NZ$000’s	Non-derivatives Total NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - inflow NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - (outflow) NZ$000’s	Derivatives Total NZ$000’s

Not later than 1 month
31 January 2019	1,329	23,580	24,908	18,325	(19,212)	(887)
31 January 2018	24,677	21,143	45,820	13,577	(13,950)	(373)
31 January 2017	56,333	19,221	75,554	2,078	(2,250)	(172)

1 to 3 months
31 January 2019	184	-	184	9,610	(10,061)	(451)
31 January 2018	148	-	148	13,836	(14,453)	(617)
31 January 2017	129	-	129	9,900	(11,326)	(1,426)

3 months to 1 year
31 January 2019	20,184	-	20,184	4,976	(5,121)	(145)
31 January 2018	27,247	-	27,247	20,895	(21,993)	(1,098)
31 January 2017	18,631	-	18,631	37,855	(40,445)	(2,590)

1 to 5 years
31 January 2019	-	-	-	-	-	-
31 January 2018	-	-	-	-	-	-
31 January 2017	323	-	323	-	-	-

Total
31 January 2019	21,697	23,580	45,277	32,912	(34,395)	(1,483)
31 January 2018	52,072	21,143	73,215	48,308	(50,396)	(2,088)
31 January 2017	75,416	19,221	94,637	49,833	(54,021)	(4,188)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

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

The Group has adopted a policy of only dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The utilisation of credit limits by customers is regularly monitored by line management. Customers who subsequently fail to meet their credit terms are required to make purchases on a prepayment basis until creditworthiness can be re established.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

	31 January 2019	31 January 2018	31 January 2017
	NZ $000’s	NZ $000’s	NZ $000’s
Trade receivables
Counterparty without external credit ratings
New customer less than 6 months	42	12	187
Existing customers (more than 6 months with default in past)	7,747	9,970	26,312
Total trade receivables	7,789	9,982	26,499

	31 January 2019	31 January 2018	31 January 2017
	NZ $000’s	NZ $000’s	NZ $000’s
Credit ratings
AA-	1,915	10,591	265
A+	-	94	(11)
	1,915	10,685	254

The Group has no significant concentration of credit risk with respect to any single counterparty or group of counterparties.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

Foreign currency denominated financial assets and liabilities, translated into New Zealand Dollars at the closing rate, are as follows:

	AUD NZ$000’s	USD NZ$000’s	GBP NZ$000’s	EUR NZ$000’s	HKD NZ$000’s	Total NZ$000’s
31 January 2019
Trade receivables	51	42	-	285	-	378
Trade payables	1	9,035	8	61	7	9,111
Cash and cash equivalents	623	149	38	8	11	829

31 January 2018
Trade receivables	328	199	-	1,376	-	1,903
Trade payables	781	11,209	74	29	53	12,146
Cash and cash equivalents	1,660	7,190	77	92	165	9,185

31 January 2017
Trade receivables	424	211	-	1,509	-	2,144
Trade payables	315	8,557	131	32	16	9,051
Cash and cash equivalents	926	401	131	388	28	1,874

The following table illustrates the sensitivity of the net result for the year and equity in regards to the Group’s financial assets and financial liabilities and the US dollar New Zealand Dollar, Australian Dollar New Zealand Dollar, GB Pound New Zealand Dollar, Euro New Zealand Dollar, and Hong Kong Dollar New Zealand Dollar exchange rates. There have been no changes in the assumptions calculating this sensitivity from prior years.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

If the New Zealand Dollar had strengthened and weakened against the Australian Dollar, US Dollar, GB Pound, Euro and HK Dollar by 10% (31 January 2018: 10%, 31 January 2017: 10%) and 10% (31 January 2018: 10%, 31 January 2017: 10%) respectively then this would have had the following impact:

	NZ$000’s
	+10%	-10%
USD
Net results/Equity (31 January 2018)	(954)	954
Net results/Equity (31 January 2017)	(1,509)	1,509
Net results/Equity (30 June 2016)	(1,196)	1,196

AUD
Net results/Equity (31 January 2018)	(5)	5
Net results/Equity (31 January 2017)	(805)	805
Net results/Equity (30 June 2016)	86	(86)

GBP
Net results/Equity (31 January 2018)	(1)	1
Net results/Equity (31 January 2017)	(175)	175
Net results/Equity (30 June 2016)	34	(34)

EUR
Net results/Equity (31 January 2018)	(32)	32
Net results/Equity (31 January 2017)	(136)	136
Net results/Equity (30 June 2016)	186	(186)

HKD
Net results/Equity (31 January 2018)	(1)	1
Net results/Equity (31 January 2017)	(14)	14
Net results/Equity (30 June 2016)	1	(1)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

The following table summarises the notional amount of the Group’s commitments in relation to forward exchange contracts.

	Notional Accounts			Average Exchange Rate
	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Buy USD/ sell NZD
Settlement
Less than 6 months	34,395	48,149	47,292	0.6620	0.7061	0.6687
6 months to 1 year	-	-	3,479	-	-	0.7186

Buy AUD/ sell NZD
Settlement
	NZ$000’s	NZ$000’s	NZ$000’s	$	$	$
Less than 6 months	-	2,247	2,250	-	0.8900	0.8890

Buy GBP/ sell NZD
Settlement
Less than 6 months	NZ$000’s	NZ$000’s	NZ$000’s	$	$	$
	-	-	1,000	-	-	0.5784

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

(ii) Interest rate risk

The Group is exposed to interest rate risk as funds are borrowed at floating and fixed rates. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group’s policy is to minimise interest rate cash flow risk exposures on long term financing. Longer term borrowings are therefore usually at fixed rates. At the reporting date, the Group is exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s

Floating rate instruments
Bank overdrafts	-	-	-
Working capital financing bank facility	-	22,489	31,710
Convertible notes	-	1,740	16,474
Borrowings	20,000	16,000	16,000
	20,000	40,229	64,184

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +1.00%/ 1.00% (2018: +1.00%/ 1.00%, 2017: +1.00%/ 1.00%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions and economist reports.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

27	Financial Risk Management

	NZ $000’s
	1.00%	1.00%
Net results/Equity (31 January 2019)	200	(200)
Net results/Equity (31 January 2018)	402	(402)
Net results/Equity (31 January 2017)	642	(642)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

29	Dividends

No final dividend will be paid in respect of the period ended 31 January 2019 (31 January 2018: Nil, 31 January 2017).

Franking account

	31 January 2019 NZ $000’s	31 January 2018 NZ $000’s	31 January 2017 NZ $000’s
Australian franking credits available for subsequent financial years at a tax rate of 30%	3,995	3,995	3,757
New Zealand imputation credits available for subsequent financial years at a tax rate of 28%	236	236	235

The above amounts are based on the dividend franking account at period-end adjusted for:

(a)	Franking credits that will arise from the payment of the current tax liabilities;
(b)	Franking debits that will arise from the payment of dividends recognised as a liability at the period end;
(c)	Franking credits that will arise from the receipt of dividends recognised as receivables at the end of the period.

30	Key Management Personnel Remuneration

Key management personnel remuneration included within employee expenses for the period is shown below:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s

Short-term employee benefits	2,056	1,743	1,492	1,752
	2,056	1,743	1,492	1,752

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

32	Fair Value Management

Fair value hierarchy

The table below shows the assigned level for each asset and liability held at fair value by the Group:

	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total
31 January 2019
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	1,484	-	1,484
Derivative on Convertible Notes	-	-	-	-

31 January 2018
Recurring fair value measurements

Financial assets
Foreign exchange contracts	-	-	-	-

Financial liabilities
Foreign exchange contracts	-	2,087	-	2,087
Derivative on Convertible Notes	-	-	1,110	1,110

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

32	Fair Value Management

31 January 2017
Recurring fair value measurements

Financial assets
Foreign exchange contracts	-	-	-	-

Financial liabilities
Foreign exchange contracts	-	4,188	-	4,188
Derivative on Convertible Notes	-	-	4,112	4,112

There were no transfers between levels during the financial periods.

The carrying amount of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short term nature. Bank loans approximate fair value of the carrying amount on the basis of the variable nature of the interest rates associated with the

Valuation techniques for fair value measurements categorised within level 2

The fair value of derivative financial instruments is determined using valuation techniques which maximise the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

32	Fair Value Management

Valuation techniques for fair value measurements categorised within level 3

The fair value of the derivative on convertible notes has been determined using a Black Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate, expected volatility and expected dividend rate. The Group used valuations specialists to perform these valuations.

Fair value measurements using significant unobservable movements (level 3)

The following table presents the changes in level 3 instruments for the year ended 31 January 2019.

Convertible note liability NZ$000’s
Balance at 31 January 2018	1,110
Changes in fair value
Conversion	(1,110)
Balance at 31 January 2019	-

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

33	Contingencies

Contingent Liabilities

The Group had the following contingent liabilities at the end of the reporting period:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s

Rent guarantees to certain landlords	419	419	571
Standby letter of credit to JP Morgan Chase Bank	291	291	286
Guarantee provided to UK Customs Department	329	329	282
Guarantee provided to ANZ for Merchant Service	172	172	-

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

34	Related Parties

(a)	The Group’s main related parties are entities owned/controlled by shareholders:

(b)	Loans (to)/from related parties

	Opening balance NZ$	Closing balance NZ$

Loans to related parties
Cullen Investments Limited - 31 January 2019	11,535,677	-
Cullen Investments Limited - 31 January 2018	13,051,321	11,535,677
Cullen Investments Limited - 31 January 2017	9,613,014	13,051,321
Whitespace Atelier Limited - 31 January 2019	272,665	281,714
Whitespace Atelier Limited - 31 January 2018	-	272,665
FOH Online Inc. - 31 January 2018	3,518,009	-
FOH Online Inc. - 31 January 2018	-	3,518,009

Loans from related parties
SBL Holdings - 31 January 2019	-	(1,448,646)
Naked Inc. - 31 January 2019	(1,368,577)	-
Naked Inc. - 31 January 2018	-	(1,368,577)
Naked Inc. - 31 January 2017	-	-
EJ Watson - 31 January 2019		(2,289,212)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

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

Subsequent to the acquisition of FOH Online Inc. on 15th November 2018, FOH Online Inc. became part of the Group as at 31 January 2019. The balances between the subsidiaries are eliminated in the Group Balance Sheet (31 January 2018: $3,518,009).

During the period, a shareholder SBL Holdings Limited loaned the business funds to be utilised as working capital in the business.

During the period, and subsequent to the acquisition of FOH Online Inc, the balance of the loan outstanding from EJ Watson as at 31 January 2019 was$ 2,289,212, which includes interest accrued for the period of $81,866 (31 January 2018: Nil)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

35	Cash Flow Information

Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s	For the 7 Months Ended 31 January 2017 NZ$000’s	For the Year Ended 30 June 2016 NZ$000’s
Loss for the period	(49,220)	(37,593)	(15,979)	(20,746)
Cash flows excluded from profit attributable to operating activities interest paid on borrowings	3,400	8,792	6,238	10,182
Non-cash flows in profit:
- depreciation and amortisation expense	2,382	3,030	1,842	3,516
- impairment expense	8,173	1,914	292	2,157
- fair value gain/(loss) on Convertible Notes derivative	775	(2,393)	592	-
Changes in assets and liabilities:
- (increase) in trade and other receivables	14,267	14,925	(4,748)	(6,518)
- (increase) in current tax receivables	(355)	52	35	(88)
- (increase)/decrease in derivative assets	-	-	-	(2,289)
- (increase)/decrease in inventories	13,350	6,638	(179)	8,088
- (increase)/decrease in deferred tax asset/(liability)	(692)	-	-	5,589
- (increase)/decrease in related party receivables	6,531	(906)	(3,438)	(5,603)
- (increase)/decrease in trade and other payables	(5,681)	6,956	2,078	(11,113)
- (increase)/decrease in income taxes payable	226	152	635	(483)
- (increase)/decrease in provisions	(522)	39	367	311
- (increase)/decrease in foreign currency derivative liability	(1,712)	(5,104)	(1,343)	5,530
- net exchange differences	(355)	(618)	90	1,849
Cashflows from operations	(9,434)	(4,116)	(13,518)	(5,040)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

36	Events occurring after the reporting date

On February 14, 2019, Carole Hochman resigned from the board of directors and as Executive Chairman.

In March 2019 the following share transactions occurred :

(1)	1.4m ordinary shares and 1.4m warrants were issued in exchange for services to the value of NZ $0.1m / US$ 87k. The warrants have an exercise price of US$0.50 and expire 2 years from the date of issue.
(2)	The issue of 11,248,415 ordinary shares to trade creditors in satisfaction of NZ$6.6m / US$4.5m trade payables, at a share price of US$0.40.
(3)	The issue of 2,119,178 ordinary shares in settlement of a promissory notes in the amount of NZ$1.25m / US$847,671, at a share price of US$0.40 per share.
(4)	The issue of 4,510,588 ordinary shares to investors in a private placement at a share price of US$0.255 for a total cash consideration of NZ$1.69m / US$1.15m.
The investors also received warrants to purchase 4.510,588 ordinary shares, at an exercise price of US$0.306 and expiry 2 years from the date of issue.

On April 2, 2019, the board of directors appointed Anna Johnson as Chief Executive Officer. Previously Ms. Johnson was Chief Executive Officer of Bendon Limited, the main operating entity within the Company. At the same time, Justin Davis-Rice was appointed as Executive Chairman and resigned as our Chief Executive Officer.

In May 2019, the following share of funding transactions occurred :

(1)	NZ$4.3m / US$3m cash was raised via a secured convertible promissory note to St. George Investments, with a US$3.32m note principal value. The note accrues daily interest at 10% p.a, and matures on November 13, 2020. The Company has the right to prepay the note, subject to a 15% premium. The note is secured by a second priority security interest over all the Company’s assets and is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand. The noteholder has the right to convert the note into Naked ordinary shares at a conversion price of US$0.90 per share, and also has the right, from December 13, 2019, to request redemption of any portion of the note, up to a maximum of US$0.4m per month.
(2)	NZ$2.17m / US$1.5m cash was raised via the issue of 6m Naked ordinary shares to an investor in a private placement at a share price of US$0.25. The investor also received warrants to purchase 1m Naked ordinary shares. The warrants have an exercise price of US$0.25, and expire 2 years from the date of issue.
(3)	653,595 ordinary shares were issued in exchange for the cancellation of NZ$0.3m / US$0.2m in debt held by a shareholder, at a price of US$0.306 per share.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

36	Events occurring after the reporting date (continued)

In July 2019, the following share transactions occurred :

(1)	The issue of 25,068,250 ordinary shares to certain suppliers at a price of US$0.10 per share, in cancellation of NZ$3.7m / US$2,506,825 trade payables.
(2)	The issue of 15.75m ordinary shares to certain investors at a price of US$0.10 per share, and warrants to purchase up to 15.75m ordinary shares, at an exercise price of US$0.10 per share, for a total cash consideration of NZ$2.35m / US$ 1.575m. Warrants to purchase 1.26m ordinary shares were also issued to various designees of the placement agent at an exercise price of US $0.125 per share. The placement agent warrants are immediately exercisable and expire 5.5 years from date of the cash offering.
(3)	The exercise prices of certain outstanding warrants to purchase 2.8m ordinary shares held by one of the investors were reduced to US$0.10 per share, with the exercise prices previously ranging from US$1.55 to US$3.75.

On July 31, 2019, Kelvin Fitzalan was appointed as a member of the board of directors

In August 2019, the following equity transactions occurred :

(1)	28,571,431 ordinary shares, at a price of $0.07 per share in a cash offering and 28,571,431 warrants to purchase ordinary shares were issued to certain investors, for a total cash consideration of NZ $3.1m / US$2.0m. The warrants are immediately exercisable, expiring 5.5 years from the date of issue, at an exercise price per share of US $0.07, and may be exercised on a ‘cashless’ basis based on as Black Scholes valuation from 6 months after the issue. The Company also issued warrants to certain designees of the placement agent to purchase 2,285,714 ordinary shares at an exercise price of $0.0875 per share. The placement agent warrants are immediately exercisable and expire 5.5 years from date of the cash offering.
(2)	The Company agreed to reduce the exercise price of outstanding warrants held by certain investors, consisting of warrants to purchase up to 18.55m ordinary shares at an exercise price of US$0.10 per share that expire in October 2021, June 2023 and July 2025. The Company agreed to amend each of the outstanding warrants to reduce the exercise price to US$0.07.
(3)	The Company issued 57,142,857 ordinary shares to suppliers at a price of $0.07 per share in exchange for the cancellation of NZ$6.2m / US$4.0m trade payables and the establishment of prepayment credits.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

36	Events occurring after the reporting date (continued)

In October 2019, the following funding transaction occurred :

The Company completed a private placement of a convertible promissory note and a warrant to purchase ordinary shares, for a purchase price of NZ$3.2m / US$2m, with a principal balance before discount and expenses of US$2.12m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On October 9, 2019, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$106,100. The note balance was further increased to US$2.51m on November 21 2019 due to additional funding requirement deadline not being met. The note accrues daily interest at 20% p.a., and matures on October 4, 2021. The Company has the right to prepay the Note, subject to a 25% premium. The note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, From April 7, 2020 the holder has the right to convert the outstanding balance of the note into the Company’s ordinary shares at a conversion price of US$0.05 per share.

In November 2019, the following funding transaction occurred :

The Company issued a NZ $ 4.8m / $US 3m convertible note in a private placement, maturing November 12 2021. The face value of the note is NZ $ 5.0m / $US 3.17m after discount and costs, with a cash consideration of $US 3m. The interest rate is 20% p.a.. The Company has the right to prepay the note at a 25% premium. The note is subordinated to the Company’s existing BNZ facility. The note outstanding balance is convertible into ordinary shares from May 13, 2020, at a conversion price of $US 0.04 per share. From May 13, 2020, the holder can request the company redeem any portion of the note, up to a maximum of $US0.4m per month. At same time 63.4m warrants were issued to the note holder at a $US 0.05 exercise price, exercisable at any time, with a November 30 2021 expiry date.

St. George Investments converted 12.1m convertible notes at an agreed $US 0.028 average price, reducing the principal value of the convertible note by $US 340k.

In December 2019, the following funding transactions occurred (prior to reverse stock split on December 20 2019, referred to below) :

St. George Investments converted 108.2m convertible notes at an $US 0.021 average price, reducing the principal value of the convertible note by $US 2.265m

The Company issued a NZ $ 4.8m / $US 3m convertible note in a private placement, maturing December 19 2021. The face value of the note is NZ $ 5.0m / $US 3.17m after discount and costs, with a cash consideration of $US 3m. The interest rate is 20% p.a.. The Company has the right to prepay the note at a 25% premium. The note is subordinated to the Company’s existing BNZ facility. The note outstanding balance is convertible into ordinary shares from May 13, 2020, at a conversion price of $US 0.04 per share. From June 19, 2020, the holder can request the company redeem any portion of the note, up to a maximum of $US0.6m per month. At same time 79.3m warrants were issued to the note holder at a $US 0.05 exercise price, exercisable at any time, with a December 31 2021 expiry date.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2019, 31 January 2018, 31 January 2017, 30 June 2016

36	Events occurring after the reporting date (continued)

On February 5, 2019, we received a notice from the Listing Qualifications Department of Nasdaq stating that, for the last 30 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). Compliance has been extended in November 2019 until February 3, 2020. In order to regain compliance, the bid price for shares of our Ordinary Shares must close at US$1.00 per share or more for a minimum of ten consecutive business days.

At the AGM on held on December 16, 2019 and in conjunction with a Board decision on timing, it was resolved to complete on December 20 2019 a reverse stock split of our Ordinary Shares, pursuant to which every 100 Ordinary Shares outstanding as of the effective time of the reverse stock split were combined into one Ordinary Share. This should resolve the Nasdaq requirement for a US $1.00 minimum share price.

The senior secured credit facility with the Bank of New Zealand matured on August 31, 2019 and has been extended to January 31 2020, with discussions underway to extend for a further period beyond 12 months. The bank covenants were breached since January 2019 and were reset at April 30, 2019. The reset inventory ratio has been breached to the date of signing these accounts.

A restructure or operations was commenced in October 2019 with initiatives to close the US wholesale business as well as the Australian office and to disestablish up to 50 roles globally by the end of the year, subject to consultation.

