Form 20-F
period 2020-01-31
NAKED BRAND GROUP Ltd
filed 2020-05-08
CIK 1707919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2020

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

c/o Bendon Limited

8 Airpark Drive

Airport Oaks

Auckland 2022,

New Zealand

+64 9 275 0000

(Address of principal executive offices)

Justin Davis-Rice, Executive Chairman

c/o Bendon Limited

1/23 Court Road

Double Bay

NSW 2028, Australia

+64 9 275 0000

(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	NAKD	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At May 7, 2020, 7,168,958 of the issuer’s ordinary shares were issued and outstanding.

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

Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

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

Yes [  ] No [X]

NAKED BRAND GROUP LIMITED

i

INTRODUCTION

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated, all references to “we,” “our,” “us,” the “Company,” or “Naked,” and all similar terms, refer to Naked Brand Group Limited and its consolidated subsidiaries. We publish our consolidated financial statements in New Zealand dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in New Zealand dollars, and all references to “$,” “NZD$,” and “dollars” mean New Zealand dollars, unless otherwise indicated.

This Annual Report contains our audited consolidated financial statements and related notes as of January 31, 2020 and 2019 and for the fiscal years ended January 31, 2020, 2019 and 2018 (“Audited Consolidated Financial Statements”). Our Audited Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

On June 19, 2018, we consummated the transactions contemplated by that certain Agreement and Plan of Reorganization, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018 (the “Merger Agreement”), by and among our company, Naked Brand Group Inc., a Nevada corporation (“Naked (NV)”), Bendon Limited, a New Zealand limited company (“Bendon”), Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of ours (“Merger Sub”) and Bendon Investments Ltd., a New Zealand company and at the time the owner of a majority of the outstanding shares of Bendon (the “Principal Shareholder”).

Pursuant to the Merger Agreement, (i) we undertook a reorganization (the “Reorganization”) pursuant to which all of the shareholders of Bendon exchanged all of the outstanding Bendon ordinary shares (the “Bendon Shares”) for our ordinary shares (the “Ordinary Shares”), and (ii) immediately thereafter, the parties effectuated a merger of Merger Sub and Naked (NV), with Naked (NV) surviving as a wholly owned subsidiary of ours and the Naked (NV) stockholders receiving Ordinary Shares in exchange for all of the outstanding shares of Naked (NV) common stock (the “Naked Shares”) (the “Merger” and together with the Reorganization, the “Transactions”).

As a result of the Transactions, Bendon and Naked (NV) became our wholly owned subsidiaries and the shareholders of Bendon and the stockholders of Naked (NV) became shareholders of ours. In addition, the historical financial statements of Bendon became our historical financial statements. Prior to the Transactions, in keeping with customary practice in New Zealand, Bendon’s fiscal year ended on June 30. In connection with the Transactions, Bendon changed its fiscal year end to January 31, effective on January 31, 2017, to align with Naked (NV)’s fiscal year end. As a result of the change in fiscal year end, our historical financial statements include audited financial statements for the seven-month transition period ended January 31, 2017. All references to the “12 months” ended January 31 or June 30 are to the fiscal year ended January 31 or June 30.

On December 20, 2019, we completed a reverse stock split of our Ordinary Shares, pursuant to which every 100 Ordinary Shares outstanding as of the effective time of the reverse stock split were combined into one Ordinary Share. Except as otherwise noted, all share and per share information in this prospectus is presented on post-reverse split basis.

TRADEMARKS AND SERVICE MARKS

This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include, among others, Bendon, Bendon Man, Davenport, Fayreform, Lovable, Pleasure State, VaVoom, Evollove, Hickory and Frederick’s of Hollywood and other related trademarks.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 3.D of this Annual Report, “Risk Factors,” which include, but are not limited to, the following risks:

●	our ability to raise any necessary capital;
●	our ability to maintain the strength of our brand or to expand our brand to new products and geographies;
●	our ability to protect or preserve our brand image and proprietary rights;
●	our ability to satisfy changing consumer preferences;
●	an economic downturn affecting discretionary consumer spending;
●	our ability to compete in our markets effectively;
●	our ability to manage our growth effectively;
●	poor performance during our peak season affecting our operating results for the full year;
●	our indebtedness adversely affecting our financial condition;
●	our ability to maintain relationships with our select number of suppliers;
●	our ability to manage our product distribution through our retail partners and international distributors;
●	the success of our marketing programs;
●	business interruptions because of a disruption at our headquarters;
●	fluctuations in raw materials costs or currency exchange rates;
●	the success of our business restructuring; and
●	the impact of the COVID-19 pandemic.

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

EBITDA is used by investors and analysts for the purpose of valuing an issuer. The intent of EBITDA is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS Other companies may calculate EBITDA differently. For a reconciliation of net income from continuing operations to EBITDA, please see Item 5.A of this Annual Report, “Operating Results.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected statement of operations data set forth below for the years ended January 31, 2020, 2019 and 2018, and the selected balance sheet data as at January 31, 2020, 2019 and 2018, has been derived from our audited consolidated financial statements prepared and presented in accordance with IFRS that are included in this Annual Report. The selected financial information set forth below for the seven months ended January 31, 2017 and for the fiscal years ended June 30, 2016 and 2015, and the selected balance sheet data as at January 31, 2017, June 30, 2016 and June 30, 2015, has been derived from our audited consolidated financial information prepared and presented in accordance with IFRS that is not included in this Annual Report.

The selected financial information below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Annual Report, “Operating and Financial Review and Prospects,” and the financial statements and the accompanying notes thereto included under Item 18 of this Annual Report, “Financial Statements,” for further information about our financial results and condition.

Consolidated Statement of Operations Data

	12 Months Ended	12 Months Ended	12 Months Ended	7 Months Ended	12 Months Ended	12 Months Ended
	Jan. 31,	Jan. 31,	Jan. 31,	Jan. 31,	June 30,	June 30,
Thousands of NZ$	2020	2019	2018	2017	2016	2015

Revenue	90,065	111,920	131,388	96,284	151,000	138,838
Cost of goods sold	(56,247)	(74,480)	(87,459)	(57,144)	(83,525)	(79,031)
Gross profit	33,818	37,440	43,929	39,140	67,475	59,807
Brand management	(35,555)	(49,256)	(53,653)	(32,040)	(48,362)	(42,203)
Administrative expenses	(11,837)	(3,432)	(4,131)	(2,383)	(4,090)	(4,691)
Corporate expenses	(12,772)	(14,145)	(12,851)	(8,082)	(13,002)	(13,940)
Finance expense	(5,213)	(4,041)	(8,791)	(6,238)	(10,409)	(5,870)
Brand transition, restructure and transaction expenses	(14,593)	(10,075)	(3,272)	(1,321)	(2,232)	(12,182)
Impairment expense	(8,904)	(8,173)	(1,914)	(292)	(2,157)	0
Other foreign currency gains/(losses)	615	1,963	757	(3,306)	(2,423)	4,700
Interest Income	12	0	0	0	0	0
Gain on sale of intangible assets	906	0	0	0	0	0
Fair value gain/(loss) on convertible notes derivative	0	(775)	2,393	(592)	0	0
Loss before income tax	(53,523)	(50,494)	(37,533)	(15,114)	(15,200)	(14,379)
Income tax benefit/(expense)	(782)	1,274	(60)	(865)	(5,546)	1,274
Loss for the period	(54,305)	(49,220)	(37,593)	(15,979)	(20,746)	(13,105)
Other comprehensive loss
Exchange differences on translation of foreign operations	2,131	(7)	148	(29)	31	(93)
Total comprehensive loss for the period	(52,174)	(49,227)	(37,445)	(16,008)	(20,715)	(13,198)

Loss per share for loss from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share (NZ$)*	(34.74)	(200.77)	(179.03)	(82.00)	(113.00)	(72.00)
Diluted loss per share (NZ$)*	(34.74)	(200.77)	(179.03)	(82.00)	(113.00)	(72.00)

* On December 20, 2019, the Company executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the prior year number of shares. See note 23 of our audited consolidated financial statements for further information.

Consolidated Balance Sheet Data

	Jan. 31,	Jan. 31,	Jan. 31,	Jan. 31,	June 30,	June 30,
Thousands of NZ$	2020	2019	2018	2017	2016	2015

Cash and cash equivalents	3,791	1,962	10,739	2,645	4,193	1,246
Working capital	(22,210)	(29,426)	(20,752)	(19,644)	(19,987)	(24,067)
Total assets	88,530	75,687	88,096	101,232	95,591	99,849
Borrowings	38,913	20,967	52,121	68,998	77,593	56,273
Total shareholders’ equity	(6,284)	10,519	(5,710)	(9,044)	(17,876)	2,839

Unless otherwise noted, all translations from U.S. dollars to New Zealand dollars in this Annual Report were made at the closing rate as at January 31, 2020 of NZD$1 = US$0.64. We make no representation that any New Zealand dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or New Zealand dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

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

We may issue additional securities in the future, which may result in dilution to our shareholders.

We are not restricted from issuing additional Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares. Because we anticipate we will need to raise additional capital to operate and/or expand our business, we expect to conduct equity offerings in future.

We also may issue additional Ordinary Shares upon the exercise of our outstanding warrants and convertible notes. As of May 7, 2020, we had approximately 614,000 Ordinary Shares underlying our outstanding warrants, approximately 1,430,000 Ordinary Shares underlying our outstanding Convertible Notes (as defined in Item 4.B of this Annual Report, “Business Overview—Recent Developments”) issued in October and November 2019, and approximately 3,170,000 Ordinary Shares underlying our outstanding Convertible Notes issued in December 2019 and in January, February and April 2020 (assuming that the balance of each such note as of May 7, 2020 was converted in full at the fixed conversion price provided in each such note). Furthermore, the number of Ordinary Shares ultimately issued in respect of our outstanding Convertible Notes issued in October and November 2019 may be substantially greater than the amount set forth above, because such notes also may be converted at a floating conversion price based on the current market price of our Ordinary Shares, provided we approve such conversion. Subject to our approval, the holder of such notes may convert the outstanding balance of such notes into the Ordinary Shares at a floating conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Ordinary Shares in the preceding 20 trading days, but in any event not less than a specified floor price. Based on the outstanding balance of approximately US$6,139,000 as of May 7, 2020, and an assumed floating conversion price of US$0.465 (which is 75% of the closing price of the Ordinary Shares on May 6, 2020), the Convertible Notes issued in October and November 2019 would be convertible into approximately 13,204,000 Ordinary Shares.

There is no limit on the number of Ordinary Shares we may issue under our constitution. To the extent our outstanding warrants are exercised, our outstanding convertible promissory notes are converted or we conduct additional equity offerings, additional Ordinary Shares will be issued, which may result in dilution to our shareholders. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our company.

Our new strategic direction may not be successful, which may adversely affect our results of operations and cause our share price to decline.

On June 27, 2019, we announced our intention to strategically divest one or more brands as part of our new strategic direction. Subsequently, we sold the trademarks related to the “Naked” and “NKD” brands and terminated our license agreement for Heidi Klum branded products. We have completed plans to correct the operating cost structure, confirm the personnel restructure of the organization, close the New York and United Kingdom (“U.K.”) offices and exit two of the U.S. warehouses. We plan to exit the Sydney office in April 2020 and the Hong Kong office in June 2020. In order to improve our profitability, we exited the U.S. wholesale market, although we continue to sell merchandise there through online channels, and substantially reduced our operations in the U.K. and the European Union (which we refer to collectively as, the “E.U.”) wholesale market.

Our ability to achieve the anticipated benefits, including the anticipated cost savings, of our new strategic direction within expected timeframes is subject to many estimates, assumptions and uncertainties. Additional restructuring or reorganization activities may also be required in the future, which could further increase the risks associated with our new strategic direction. There is no assurance that we will successfully implement, or fully realize the anticipated impact of, our new strategic direction or execute successfully on our plan, in the timeframes we desire or at all. If we fail to realize the anticipated benefits from these measures, or if we incur charges or costs in amounts that are greater than anticipated, our financial condition and operating results may be adversely affected.

The changes and potential changes to our operations as a result of the new strategic direction, may introduce uncertainty regarding our prospects and may result in disruption of our business. These changes and activities caused our stock price to decline and may cause it to further decline in the future. As a result of these or other similar risks, our business, results of operations and financial condition may be adversely affected.

The auditors’ report on our consolidated financial statements included an explanatory paragraph regarding there being substantial doubt about our ability to continue as a going concern.

For the financial year ended January 31, 2020, we experienced a loss after income tax from continuing operations of $54.3m and operating cash outflows of $19.9m. We also are in a net current liability position of $22.2m and have negative shareholders’ equity of $6.3m. We anticipate we will need to continue to fund losses through to the start of the fiscal year beginning February 1, 2022. The losses in the year ended January 31, 2020 were impacted by the inventory product mix held which resulted in reduced revenue from wholesale customers along with reduced turnover in both outlet and retail stores in New Zealand and Australia. We have been working with our suppliers to pay outstanding creditor positions and focus on returning stock inflow to required levels. In periods when the stock level and product mix held were more appropriate for consumer demand the business realized strong sales results. During the year we maintained our BNZ loan facility (see Item 4.B of this Annual Report, “Business Overview—Recent Developments”). We did, however, breach our BNZ loan facility covenants during the financial year, although we were compliant at January 31, 2020. At January 31, 2020, we were in the process of extending our BNZ loan facility. On March 12, 2020, we entered into a Deed of Amendment and Restatement to extend our BNZ loan facility of $16.7m (January 31, 2019: $20.0m) until March 2022. The amended and restated facility stipulates the repayment dates to reduce the facility to March 2022 and compliance with additional covenants. The extension of this loan facility supports our ability to remain as a going concern. It is noted in our consolidated financial statements for the period ended January 31, 2020 there is substantial doubt about our ability to continue operations in the future as a going concern. Although our financial condition raises substantial doubt about our ability to continue as a going concern, our consolidated financial statements do not reflect any adjustments that might result if we are unable to continue our business. If we cannot continue as a viable entity, our shareholders may lose all of their investment in our company.

We have a concentration of sales to key customers and any substantial reduction in sales to these customers would have a material adverse effect on our business.

During the twelve-month period ended January 31, 2020 sales were concentrated with Myer, Farmers, and David Jones, accounting for 5%, 4% and 2%, respectively. During the twelve-month period ended January 31, 2019 sales were concentrated with Myer, Farmers, Woolworths and David Jones, accounting for 9%, 5%, 1% and 1%, respectively. During the twelve-month period ended January 31, 2018, sales were concentrated with Myer, Farmers and Woolworths, accounting for 7%, 6% and 2% respectively.

Our results of operations could be materially adversely affected if these relationships ceased. Although we have diversified our customers and continue to receive increasing sales orders from existing customers, along with a growing retail presence, these customers do not have any ongoing purchase commitment agreement with us; therefore, we cannot guarantee that the volume of sales will remain consistent going forward. Any substantial change in purchasing decisions by these customers, whether due to actions by our competitors, industry factors or otherwise, could have a material adverse effect on our business and our financial condition.

Our wholesale customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties.

During the past several years, various retailers, including some of our largest customers, have experienced significant difficulties, including restructurings, bankruptcies and liquidations. This could adversely affect us because our wholesale customers, who represent 17% of the business, generally pay us after goods are delivered. Adverse changes in our customers’ financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or limit our ability to collect accounts receivable relating to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations and financial condition.

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

Our success depends on our ability to identify and originate product trends as well as to anticipate and react to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. We may be unable to introduce new products in a timely manner. Our customers may not accept our new products, or our competitors may introduce similar products in a more timely fashion. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower sales and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products. Our failure to effectively introduce new products that are accepted by consumers could have a material adverse effect on our financial condition.

Our net sales, profit and cash flows are sensitive to, and may be affected by, general economic conditions, consumer confidence, spending patterns, weather or other market disruptions.

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

Extreme weather conditions in the areas in which our stores or the stores of our wholesale customers are located, particularly in markets where we have multiple such stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to such stores and thereby reduce our sales and profitability.

Our financial condition and results of operations have been and may continue to be adversely affected by outbreaks of contagious disease such as the recent COVID-19 pandemic.

Our business has been and may continue to be adversely affected by a widespread outbreak of contagious disease, including the recent COVID-19 pandemic, resulting in business closures and a limit on consumer and employee travel across the globe. Any outbreak of contagious diseases, or other adverse public health developments, could have a material and adverse effect on our business operations. These could include disruptions or restrictions on our ability to travel, reduced traffic in our stores and the stores of our wholesale customers, temporary closures of our stores and/or office buildings or the facilities of our wholesale customers or suppliers. We may also see disruptions or delays in shipments and negative impacts to pricing of certain components of our products. Further, any disruption of our customers or suppliers would likely impact our sales and operating results. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our end customers’ products and likely impact our operating results. The resulting economic downturn can also negatively impact our stock price.

As of the time of this filing, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail, wholesale and licensing businesses. The pandemic has had an impact on our business globally, with significant temporary store closures. The COVID-19 pandemic is also impacting the Asia region where we source most of our inventory. Temporary factory closures and the pace of workers returning to work has impacted our suppliers’ ability to source certain raw materials and to produce and fulfill finished goods orders in a timely manner. As of the date of this filing, we have also experienced impacts on deliveries, driven primarily by factory labor shortages and port congestion. However, the ability of our distribution and logistics providers to operate may be further impacted depending on the continued severity and duration of the pandemic and may have a significant impact on the cost and timing of receipts for future seasons. The occurrence of any of these events could further negatively impact our future consolidated financial position, results of operations and cash flows. There could be a prolonged impact on our business due to slow economic recovery or changes in consumer behavior. If we experience a sustained decrease in consumer demand related to the COVID-19 pandemic, it may exacerbate our need for additional financing. There is no guarantee that we will be able to obtain such additional financing, on acceptable terms or at all. The results for the first quarter of fiscal 2021 as well as full fiscal 2021 could also be impacted in ways we are not able to predict today, including, but not limited to, non-cash write-downs and asset impairment charges (including impairments on property and equipment, operating lease right-of use assets and goodwill); unrealized gains or losses related to investments; foreign currency fluctuations; and collections of accounts receivables.

We are continuing to monitor the potential impact of the COVID-19 pandemic. At the time of filing, all our retail stores are temporarily closed to protect employees and customers from the spread of this virus, consistent with governmental restrictions and guidance. The two online stores are trading, and we are able to fulfil orders from the New Zealand and U.S. warehouses. In order to mitigate the significant impact on cash inflow we are working with our suppliers and lenders to extend payment terms. We are in discussions with BNZ to extend loan repayment dates and with our landlords to provide abatements through the period of closure. We have reduced staff hours and applied for government subsidies for the New Zealand and Australian employees. At the date of this report, we had received $2.0m in subsidies from the New Zealand government. In addition, we are investigating funding packages for which we may be eligible.

Our financial performance may be affected by credit and financial market conditions.

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

Most of our stores are located in retail shopping areas including malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including “destination” retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by factors that we cannot control, such as economic downturns or changes in consumer demographics in a particular area, competition from internet and other retailers and other retail areas where we do not have stores, the closing or decline in popularity of other stores in the shopping areas where our stores are located and the deterioration in the financial condition of the operators of the shopping areas or developers in which our stores are located. Similarly, reduced customer traffic in the stores of our wholesale customers also could have a material adverse effect on our financial condition and results of operations.

Our ability to grow depends in part on new store openings and existing store remodels and expansions.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our ability to grow and on our results of operations, financial condition and cash flows.

Our operations in international markets are subject to a number of risks inherent in any business operating in multiple countries.

As an international company, our operations will continue to encounter the following risks, among others:

●	Competition with new competitors or with existing competitors with an established market presence.
●	Lack of familiarity with local customer preferences.
●	General economic conditions in specific countries or markets.
●	Seasonal differences in markets.
●	Selection of suitable business partners, who may be independent contractors outside our control.
●	Volatility in the geopolitical landscape.
●	Restrictions on the repatriation of funds held internationally.
●	Disruptions or delays in shipments.
●	Changes in diplomatic and trade relationships.
●	Political instability.
●	Compliance with foreign governmental regulation by us and by our partners and contractors.

If any of these or other similar events should occur, it could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our ability to service or refinance our debt.

We currently have substantial indebtedness. Certain of our indebtedness is convertible at the option of the holder into Ordinary Shares. For our other indebtedness, and to the event our convertible indebtedness is not so converted, additional financing and our cash flow from operations provide the primary source of funds for our debt service payments. If we are unable to obtain additional financing or our cash flow from operations declines, we may be unable to service or refinance our current debt. If we are unable to service or refinance our current debt, we may not be able to continue as a viable entity, in which case you may lose your entire investment. Any additional debt we incur in the future could intensify this risk.

If we do not comply with the terms of our existing debt agreements, and such debt agreements cannot be amended or replaced with new indebtedness, we may be in default of our obligations under such debt agreements.

Our existing debt agreements (including our senior secured credit facility) contain a number of affirmative and negative covenants and representations and warranties. For instance, some of our debt agreements contain covenants which require maintenance of certain financial ratios and also, under certain conditions, restrict our ability to make distributions (including any redemption or repurchase of Ordinary Shares). We have, in the past, been required to seek waivers of compliance with, or amendments of, certain of the financial covenants in the debt agreements, and we may be required to seek such waivers or amendments in the future. Our ability to meet these financial covenants may be affected by events beyond our control, and there can be no assurance that the lenders will grant any required waivers under, or amendments to, the debt agreements if for any reason we are unable to meet the requirements of such covenants.

If we fail to make required cash payments, or fail to comply with covenants, representations or warranties under our debt agreements, or if an event of default otherwise occurs under one of our debt agreements, and we do not either receive a waiver or amendment from our lenders or refinance the indebtedness subject to such agreements, such failure could trigger a default under such agreement. Any such default or acceleration may further result in a cross-default under our other indebtedness. Upon a default, the lenders under those debt agreements could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable, which declaration could have an adverse impact on our business and results of operations. Furthermore, the holders of our secured indebtedness could foreclose on their security interests in our assets, including our intellectual property. The terms of any future debt agreements into which we enter could intensify these risks.

Our business is exposed to foreign currency exchange rate fluctuations and control regulations.

Our business has substantial international components that expose us to significant foreign exchange risk. Changes in exchange rates can impact our financial results in two ways: a translation impact and a transaction impact. The translation impact refers to the impact that changes in exchange rates can have on our financial results, as our operating results in local foreign currencies are translated into New Zealand dollars using an average exchange rate over the representative period. Accordingly, during times of a strengthening New Zealand dollar, particularly against the Australian dollar, the Euro, the British pound sterling and the U.S. dollar, our results of operations will be negatively impacted, and during times of a weakening New Zealand dollar, our results of operations will be favorably impacted.

The transaction impact on financial results is common for apparel companies operating outside the U.S. that purchase goods in U.S. dollars, as is the case with most of our foreign operations. During times of a strengthening U.S. dollar, our results of operations will be negatively impacted from these transactions as the increased local currency value of inventory results in higher cost of goods sold in local currency when the goods are sold, and during times of a weakening U.S. dollar, our results of operations will be favorably impacted. We also have exposure to changes in foreign currency exchange rates related to certain intercompany transactions and, to a lesser extent, SG&A expenses that are denominated in currencies other than the functional currency of a particular entity.

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

We may engage in business acquisitions in the future. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities but, due to legal and business limitations, we may not have access to all necessary information. The integration process may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

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

Justin Davis-Rice’s and Anna Johnson’s leadership in the design, operations and marketing areas of our business is critical to the successful pursuit of our business plan. The death or disability of Mr. Davis-Rice, Ms. Johnson, or any other extended or permanent loss of his or her services, or any negative market or industry perception with respect to him or her or arising from his or her loss, could have a material adverse effect on our business, results of operations, and financial condition.

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

We are not protected by a material amount of key-man or similar life insurance covering our executive officers, including Mr. Davis-Rice or Ms. Johnson, or other members of senior management. We have entered into employment agreements with certain of our executive officers, but competition for experienced executives in our industry is intense and the non-compete period with respect to certain of our executive officers could, in some circumstances in the event of their termination of employment with our company, be of limited duration or not apply at all.

We rely on third-party suppliers and manufacturers to provide fabrics for and to produce our products, and we have limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We do not manufacture our products or the raw materials for them and rely instead on third-party suppliers and manufacturers. Many of the specialty fabrics used in our products are technically advanced textile products developed and manufactured by third parties and may be available, in the short-term, from only one or a very limited number of sources. We have experienced and may continue to experience a significant disruption in the supply of fabrics or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier manufacturer, we may be unable to locate additional suppliers of fabrics or raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from other participants in our supply chain. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term. We have occasionally received, and may in the future continue to receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. If defects in the manufacture of our products are not discovered until after our customers purchase such products, our customers could lose confidence in the technical attributes of our products and our results of operations could suffer and our business could be harmed.

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

If we are unable to safeguard against security breaches with respect to our information systems, our business may be adversely affected.

In the course of our business, we gather, transmit and retain confidential information, including personal information about our customers, and process payment transactions through our information systems. Although we endeavor to protect confidential information and payment information through the implementation of security technologies, processes and procedures, it is possible that an individual or group could defeat security measures and access sensitive information about our customers, employees and other third parties. Any misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information gathered, stored or used by us could have a material impact on the operation of our business, including damaging our reputation with our customers, employees, third parties and investors. We could also incur significant costs implementing additional security measures to comply with applicable federal, state or international laws and regulations governing the unauthorized disclosure of confidential or personally identifiable information, as well as increased costs such as organizational changes, training employees or engaging consultants. In addition, we could incur lost revenues and face increased litigation as a result of any potential cyber-security breach. We are not aware that we have experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cyber-security breach or other act. However, a cyber-security breach or other act and/or disruption to our information technology systems could have a material adverse effect on our business, prospects, financial condition or results of operations.

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

We currently rely on trademarks, as well as confidentiality procedures, to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate to prevent infringement of such rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the U.S. or the E.U. and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer. In addition, any litigation necessary to protect our intellectual property rights could result in significant costs to us and divert the attention of our management and key personnel from our business operations and the implementation of our business strategy.

We may be subject to intellectual property infringement claims by third parties which could be costly to defend, divert management’s attention and resources, and may result in liability.

Third parties may assert against us their patent, copyright, trademark and other intellectual property rights relating to intellectual property that is important to our business. Any claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly, time consuming and may divert the efforts and attention of our management and technical personnel. In addition, we may not prevail in such proceedings given the inherent uncertainties in intellectual property litigation.

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

We are subject to Australian and New Zealand anti-corruption laws, the U.S. Foreign Corrupt Practices Act, and the anti-corruption laws of the other foreign countries in which we operate and manufacture our products. Although we implement policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation could result in sanctions or other penalties and have an adverse effect on our business, reputation and operating results.

We may be subject to loss and theft.

Our merchandise is subject to loss and theft, including due to illegal or unethical conduct by associates, customers, vendors or unaffiliated third parties. We have experienced events such as inventory shrinkage in the past, and we cannot assure that incidences of loss and theft will decrease in the future or that the measures we are taking will effectively reduce these losses. Higher rates of loss or increased security costs to combat theft could have a material adverse effect on our results of operations, financial condition and cash flows.

If we lose any of our license agreements, there may be significant loss of revenues and a negative effect on our business.

We license the Frederick’s of Hollywood brand, and we previously licensed the Stella McCartney brand through June 30, 2018 and the Heidi Klum brand through January 31, 2020. During the fiscal year ended January 31, 2020, the license arrangements for Heidi Klum and Frederick’s of Hollywood contributed 19.5%, and 29.9% of revenue, respectively, and 22.1%, and 32.8% of gross margin, respectively.

There are certain payments as well as other requirements associated with our license agreements. Failure to meet any of these requirements could result in the loss of the license. Additionally, after the term of any license agreement has concluded, the licensor may decide not to renew with us. While we are not substantially dependent on any licensed brand, the loss of one of our licensed brands could have a material adverse effect on our results of operations and financial condition.

On the other hand, our revenues and profitability under our license agreements may change from period to period due to various factors, including the amount of the royalty fees, changes in consumer preferences, brand repositioning activities and other factors, some of which are outside of our control. We also depend to a certain extent on the marketing efforts of the owners of our licensed brands, and there can be no assurance that their efforts will be successful. If the profitability of our licensed brands is less than initially expected, our license agreements could have a material adverse effect on our results of operations and financial condition.

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

We have identified deficiencies in our internal controls that are deemed to be material weaknesses. A material weakness is a deficiency, or a combination of deficiencies in internal controls over financial reporting, such that if there is a material misstatement in our financial statements, they will not necessarily be prevented or detected on a timely basis. As of January 31, 2020, the matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were:

1)	Lack of skilled resources and lack of expertise with complex IFRS and SEC reporting matters. There has been a high turnover of staff during the financial period.

2)	No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures.

3)	We did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of IFRS commensurate with management’s financial reporting requirements.

4)	Lack of regular Compensation Committee meetings held during the year.

We have an audit committee and appointed additional independent directors, which, along with a more thorough governance process, has remediated certain of our prior material weaknesses and reduced the level of the weaknesses described above. There has been a high turnover of staff and a reliance on the use of contractors in the finance team, which has contributed to the weaknesses described above. We have implemented and plan to implement certain actions to remediate these material weaknesses. Just prior to year-end, we appointed a new Chief Financial Officer who has begun to increase the resources in the finance team and establish additional senior permanent roles. By the end of the first half of fiscal year 2021, with the assistance of third party consultants, we will have reviewed all our internal controls and will recommend improvements. We also intend to hold regular compensation meetings in fiscal year 2021

We cannot guarantee that we will be able to complete such actions successfully. In addition, such actions may not be effective in remediating these material weaknesses. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur, or other material weaknesses could occur in the future. As a result of these material weaknesses, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and could cause the stock price to decline. As a result of such failures, we could also become subject to investigation by the stock exchange on which our shares are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors, which would harm our reputation, business, financial condition and results or operations, and divert financial and management recoveries from our core business.

In addition, any future testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. If we are unable to remedy the existing material weaknesses in our internal control over financial reporting, if in the future we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is required to and is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Nasdaq may delist the Ordinary Shares from quotation on its exchange, which could limit investors’ ability to sell and purchase our securities and subject us to additional trading restrictions.

The Ordinary Shares are currently listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol “NAKD”. However, on March 11, 2020, we received a notice from the Listing Qualifications Department of Nasdaq stating that, for the last 30 consecutive business days, the closing bid price for the Ordinary Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). We were afforded 180 calendar days to regain compliance with the minimum bid price requirement. In addition, Nasdaq has tolled the compliance period from April 16, 2020 through June 30, 2020, due to the impact of COVID-19. Accordingly, we have until November 23, 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the bid price for shares of the Ordinary Shares must close at US$1.00 per share or more for a minimum of ten consecutive business days. The notification letter also states that in the event we do not regain compliance within the 180 day period, we will be eligible for additional time if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and notify Nasdaq of our intention to cure the deficiency during such second compliance period, including by effecting a reverse stock split, if necessary. There can be no assurance that we will regain compliance with the minimum bid price requirement within the allotted period, or that we will be able to maintain compliance with the other continued listing requirements under the Nasdaq Listing Rules.

If the Ordinary Shares are not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity;
●	a determination that the Ordinary Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Ordinary Shares;
●	a limited amount of news and analyst coverage for our company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

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

As a foreign private issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Nasdaq allows us to follow home country governance practices (in our case Australian) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In accordance with this exception, we follow Australian corporate governance practices in lieu of certain of the Nasdaq corporate governance standards, as more fully described in Item 16G of this Annual Report, “Corporate Governance.” In particular, we will follow Australian law and corporate governance practices with respect to the composition of our board and audit committee, and with respect to quorum requirements applicable to shareholder meetings. These differences may result in a board that is more difficult to remove as well as less shareholder approvals required generally. We will also follow Australian law instead of the Nasdaq requirement to obtain shareholder approval prior to the issuance of securities in connection with a change of control, certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase, or other equity compensation plans or arrangements. These differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions or for certain company compensation related decisions. The Australian home country practices described above may afford less protection to holders of our securities than that provided under the Nasdaq Listing Rules.

We do not intend to pay any dividends on our Ordinary Shares at this time.

We have not paid any cash dividends on our Ordinary Shares to date. The payment of cash dividends on our Ordinary Shares in the future will be dependent upon our revenue and earnings, if any, capital requirements, and general financial condition, as well as the limitations on dividends and distributions that exist under the laws and regulations of Australia, and will be within the discretion of our board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board of directors does not anticipate declaring any dividends on our Ordinary Shares in the foreseeable future. As a result, any gain you will realize on our Ordinary Shares will result solely from the appreciation of such shares.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Office Location

Our principal executive office is located at 8 Airpark Drive, Airport Oaks, Auckland New, Zealand. Our registered office is located at 1/23 Court Road Double Bay New South Wales 2028, Australia. Our agent for service of process in the U.S. is Graubard Miller, our U.S. counsel, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Principal Legal Advisers

Our principal legal adviser in the U.S. is Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

History and Development

We are an Australian public limited company formed on May 11, 2017 under the name “Bendon Group Holdings Limited.” We were formed to serve as a holding company for Bendon and Naked (NV) after consummation of the Transactions. Bendon was formed in 1947. Naked (NV) was incorporated in the State of Nevada on May 17, 2005, under the name “Search By Headlines.com Corp.” Prior to the completion of the Transactions, we had no assets and had not conducted any material activities other than those incidental to our formation.

On June 19, 2018, we consummated the Transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, Bendon and Naked (NV) completed a business combination transaction by means of (i) the Reorganization, pursuant to which all of the shareholders of Bendon exchanged all of the outstanding Bendon Ordinary Shares for our Ordinary Shares, and (ii) immediately thereafter, Merger Sub merged with and into Naked (NV), with Naked (NV) surviving as a wholly owned subsidiary of ours and the Naked (NV) stockholders receiving our Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (NV). Effective on and from the closing of the Transactions, we changed our name from Bendon Group Holdings Limited to “Naked Brand Group Limited.”

On November 15, 2018, we and our wholly-owned subsidiary, Bendon, entered into a stock purchase agreement with the shareholders of FOH Online Corp. (“FOH”), including Cullen Investments Limited (“Cullen”), at the time a significant shareholder of the Company and also a debtor to the Company. Pursuant to the agreement, on December 6, 2018, we purchased all of the issued and outstanding shares of FOH, in order to gain direct ownership of the Frederick’s of Hollywood license arrangement FOH had with ABG-Frederick’s of Hollywood, LLC (“ABG”). We previously marketed merchandise under the Frederick’s of Hollywood brand through a sub-license arrangement with FOH. As a result of the acquisition of FOH, we now have a direct relationship with ABG in relation to the Frederick’s of Hollywood license. Under the terms of the stock purchase agreement, we paid a purchase price of approximately US$18.2 million, as follows (i) the Company forgave debt owed to it by FOH and Cullen, in the aggregate amount of approximately US$9.9 million, and (ii) the Company issued 3,765,087 of our Ordinary Shares to FOH’s shareholders, valued at a price per share of US$2.20. We also agreed to satisfy certain obligations with respect to certain claims involving the parties.

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

Principal Capital Expenditures

Our capital expenditures for the twelve months ended January 31, 2020, 2019 and 2018 amounted to $1.3m, $0.2m and $2.2m, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment for new and existing stores. We anticipate our capital expenditures in fiscal year 2021 to include investments in property, plant and equipment for new and existing stores, which will be financed through cashflows from operations and from financing transactions.

B. Business Overview

Summary

We operate in the highly competitive specialty retail business. We are a designer, distributor, wholesaler, and retailer of women’s and men’s intimate apparel, as well as women’s swimwear. Our merchandise is sold through company-owned retail stores in Australia and New Zealand; through online channels; and through wholesale partners in Australia and New Zealand and, on a more limited basis, through wholesale partners and distributors in the E.U. (collectively, “partners”).

We previously sold our merchandise through wholesale partners in the U.S., as well. Accordingly, for the fiscal year ended January 31, 2020, we had seven reportable segments:

●	Australia Retail: This segment covers retail and outlet stores located in Australia.
●	New Zealand Retail: This segment covers retail and outlet stores located in New Zealand.

●	Australia Wholesale: This segment covers the wholesale of intimates apparel to customers based in Australia.
●	New Zealand Wholesale: This segment covers the wholesale of intimates apparel to customers based in New Zealand.
●	U.S. Wholesale: This segment covers the wholesale of intimates apparel to customers based in the U.S.
●	E.U. Wholesale: This segment covers the wholesale of intimates apparel to customers based in the E.U.
●	E-commerce: This segment covers the Company’s online retail activities.

However, in order to improve our profitability, we have exited the U.S. wholesale market, although we continue to sell in the U.S. through online channels. We also substantially reduced the size of our operations in the E.U. wholesale market.

Revenues by Segment

Our revenues in each of our reportable segments for the twelve months ended January 31, 2020, 2019 and 2018 were as follows:

	12 Months Ended January 31,
	2020		2019		2018

Australia Retail	$14.3	m	$18.5	m	$18.2	m
New Zealand Retail	$28.3	m	$31.8	m	$34.3	m
Australia Wholesale	$7.1	m	$11.5	m	$15.5	m
New Zealand Wholesale	$3.5	m	$7.2	m	$10.5	m
U.S. Wholesale	$4.0	m	$5.8	m	$6.4	m
E.U. Wholesale	$1.1	m	$5.0	m	$14.1	m
E-commerce	$31.9	m	$32.1	m	$32.2	m

Recent Developments

COVID-19

On January 30, 2020, the World Health Organization (the “WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China, COVID-19, and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the business’ financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

As of the time of this filing, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail, wholesale and licensing businesses. The business has temporarily closed its bricks and mortar stores although it does continue to trade through the two online stores and is able to fulfil online orders from the New Zealand and U.S. warehouses. To mitigate the significant impact on cashflow it is working with suppliers to get support with delayed payments and has reached an agreement with certain key suppliers to push back payments. In addition, the business is negotiating support from landlords to provide rent abatements through the period of closure and until revenue levels return to previous levels. Employees have agreed to work reduced hours and the business has applied for Government wage subsidies from the New Zealand and Australian governments. At the date of this report, we had received $2.0m in subsidies from the New Zealand government. The business is also in discussion with BNZ to defer loan repayments (see “Senior Secured Credit Facility” below). The impact of COVID-19 in Asia delayed stock flow due to temporary factory closures and the business is working with suppliers who are now back operating to prioritise and reschedule orders, inventory flow has resumed. In addition, the business is investigating funding packages for which it may be eligible.

Management and the directors are monitoring the situation on a daily basis and forward planning to minimize the total impact to the group.

Senior Secured Credit Facility

Effective March 12, 2020, we entered into a Deed of Amendment and Restatement (the “Restated Facility Agreement”) that amended and restated that certain Facility Agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, us and certain subsidiaries and affiliates of ours, as guarantors (collectively, the “Guarantors”), and Bank of New Zealand, as lender (“BNZ”). Under the Restated Facility Agreement, BNZ will continue to make available (i) a revolving credit facility (the “Revolving Facility”), for which the facility limit, as amended, currently is $16.7 million, and (ii) an instrument facility (the “Instrument Facility”), for which the facility limit is $1.345 million. The revolving facility presently has an outstanding principal balance of $16.7 million. We will reduce our indebtedness under the Restated Facility Agreement by an aggregate of $7 million in periodic installments through November 30, 2021, which will also reduce the facility limit under the Revolving Facility. The facilities terminate on March 12, 2022. As at January 31, 2020, we were compliant under the facility covenants then in effect. However, we are unlikely to be compliant with financial covenants under the Restated Facility Agreement, due to the impact of COVID-19, and we are currently in negations with BNZ to revise these temporarily. For more information, see Item 5.B of this Annual Report, “Liquidity and Capital Resources.”

Nasdaq Noncompliance

On March 11, 2020, we received a notice from the Nasdaq Listing Qualifications Department stating that, for the last 30 consecutive business days, the closing bid price for the Ordinary Shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days to regain compliance with the minimum bid price requirement. In addition, Nasdaq has tolled the compliance period from April 16, 2020 through June 30, 2020, due to the impact of COVID-19. Accordingly, we have until November 23, 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the 180-day period, we may be eligible for additional time. The Nasdaq notification has no effect at this time on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade under the symbol “NAKD.”

Convertible Promissory Notes

In each of October, November and December 2019 and January, February and April 2020, we completed a private placement to one of St. George Investments LLC or Iliad Research and Trading L.P., entities affiliated with one another (each, a “Noteholder”), of a convertible promissory note (each, a “Convertible Note”) and a warrant to purchase Ordinary Shares (each, a “CN Warrant”), in each case pursuant to a Securities Purchase Agreement with the applicable Noteholder (each, an “Note SPA”). The aggregate purchase price of the Convertible Notes was US$15,500,000 (approximately NZ$23,500,000). Each of the Convertible Notes bears interest at 20% per annum, compounded daily, and matures 24 months after its issuance. As of May 7, 2020, an aggregate of US$1,275,000 (approximately NZ$1,992,000) of the Convertible Notes had been converted into 2,952,233 Ordinary Shares, and the aggregate outstanding principal balance of the Convertible Notes was approximately US$18,820,000 (approximately NZ$29,405,000). For more information, see Item 5.B of this Annual Report, “Liquidity, and Capital Resources.”

Brands

Bendon

Our brands include our flagship Bendon brand, as well as our Bendon Man, Davenport, Fayreform, Lovable, Pleasure State, VaVoom, Evollove, and Hickory brands. We sell products under these brands at 61 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, we sell products under these brands in approximately 325 wholesale stores in Australia, New Zealand and the E.U., and through distributors in the E.U.

Frederick’s of Hollywood

Since 1946, Frederick’s of Hollywood has set the standard for innovative apparel, introducing the push-up bra, the padded bra, and black lingerie to the U.S. market. The brand’s rich history has led it to become one of the most recognized in the world. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products. We sell our Frederick’s of Hollywood products online at www.bendonlingerie.com and www.fredericks.com.

Former Brands

We previously sold products under the Stella McCartney, Heidi Klum and Naked brands. Our license to the Stella McCartney brand terminated on June 30, 2018. On January 31, 2020, we entered into a termination agreement with Heidi Klum and Heidi Klum Company, LLC, which provides for the termination of the license agreement between the parties. On January 28, 2020, we sold all of our right, title and interest in the Naked brands to Gogogo SRL. We may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. We also may continue selling any inventory bearing the Naked brand that was in existence as of the closing.

Our Strengths

We believe the following competitive strengths contribute to our leading market position and differentiate us from our competition:

Distinct, Well-Recognized Brands

Our iconic brands, including Bendon, Pleasure State, Fayreform and Frederick’s of Hollywood, have come to represent a unique lifestyle across its targeted customers. Our brands allow us to target markets across the economic spectrum, across demographics and across the world. We believe our flagship brands and prominent, highly-recognized creative directors provide us with a competitive advantage.

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

Highly Experienced Leadership Team

Our management team is led by Justin Davis-Rice, Executive Chairman, who joined Bendon in 2011 and is responsible for leading our revenue growth. Prior to joining Bendon, Mr. Davis-Rice co-founded Pleasure State. Anna Johnson, Chief Executive Officer, brings to us a track record of over 25 years’ experience driving growth across a number of industries, including consumer electronics, outdoor adventure and intimate apparel. The rest of our senior management team has a wealth of retail and business experience at The Warehouse Group, Cotton On Group and Hewlett Packard. We have developed a strong and collaborative culture aligned around our goals to create the most sensual, functional and comfortable lingerie and underwear for women and men all over the world.

Strategy

The first stage of our transformation is now complete following our recent business restructure. We have established a new team of talented and experienced individuals who are committed to growing the brands and working in an inclusive culture. We have changed our operating model, centralizing and relocating all functions to the existing office in New Zealand – the original home of the Bendon brand. This reset of our business not only significantly reduces cost, but facilitates the centralization of all key areas, resulting in seamless collaboration and a new way of working.

Our key result areas we will focus on are:

1.	Our go to market strategy.
2.	Returning to profitability.
3.	Winning Australia.
4.	Developing the world’s best program.
5.	Enhancing our customer experience.

Historically, we have had a strong wholesale focus, and while this remains important, we will develop and leverage our business-to-consumer infrastructure, including 61 retail outlets and growing online presence and sales. These changes will be reflected in the merchandise strategy and structure as well as in our use of technology.

Our transformation initiatives that sit within our strategy include:

●	Channel, product, price and promotional framework – Review and establish clear framework for our direct to consumer (“DTC”) channels around product introductions and range hierarchy. Continue to work on our basic to indent ratio with category management to rationalize product offering and develop new product based on growth opportunities in market. Execute a full price review and establish clear guidelines across all channels of margin expectations. For all DTC channels clarify channel objectives, key calendar events and strategies for new product and promotions that allow each channel to have a differentiating offer to the market.
●	Reliable vendor base – Expand factory base to mitigate supply chain risk with new material technology (whilst protecting heritage product lines) and Corporate Social Responsibility lens.
●	Relentless focus on profitability – Negotiate all vendor contracts to reduce cost of doing business by 15%. Labour project to realign wages costs. Review fulfillment model for opportunity of online increases.
●	Customer growth in Australia – Grow both in digital and bricks and mortar footfall in Australia.
●	Focus on fit – Augment instore and online fit and training programs. Evolve Bendon’s reputation for innovation and fit through new product releases and new fit attributes exclusive to each product.
●	Personalization of customer experience – Personalize the customer experience through both instore and digital platforms, including exploring new initiatives of subscription, style finding, gifting, delivery, loyalty and dynamic content underpinned by new online platform.
●	People and culture – Refocus on our vision, mission and values driven by the senior leadership team.

Vision and Culture

We are passionate about making sure we have a company culture that supports our vision: To make all woman feel confident and comfortable for life.

We value individual differences and diverse thought processes. We believe the quality of decision making is improved by people with varying backgrounds and perspectives working together by connecting and sharing ideas.

WE CREATE, WE BUILD, WE SUPPORT. We know that when we get culture right, it enables us to achieve our goal to be the leader in intimate apparel by demonstrating outstanding customer service, leading in product design, cultivating passionate employees and thinking customer first. Our commitment to our customers has grown stronger over 70 years, evolving into the Bendon culture statement:

ONE COMPANY, ICONIC BRANDS, A MILLION IDEAS. ALIGNED WITH A PURPOSE.

We believe this simple, resonant message reminds our people to actively participate together, inspire others by building on our heritage, making us a world leader in intimate apparel. At our company, our values underpin everything we do, they guide the way we work, the way we make decisions and how we interact with each other. They define what we can expect when we interact with work colleagues, stakeholders and what our customers can expect when they deal with us. Our message is defined by four CORE values:

This coupled with our guiding principles – Will it make a profit? Is it right for our customer? Is it right for our people? Can we implement and execute SIMPLY? Should it be our focus? – will ensure we effectively execute on our key result areas over the next 12 to 18 months.

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

Real Estate

Executive Offices and Warehouse

Our principal executive offices and a warehouse are in a 9,163 m2 facility located at 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand, which is occupied pursuant to a six-year lease that expires on May 31, 2022. We believe that these facilities are in good condition and are suitable to the conduct of our business In addition, we use an independent warehousing contractor in the U.S. to facilitate distribution of FOH products, which is located in Mira Loma, California.

Company-Owned Retail Stores

Our company-owned retail stores are located in shopping malls and strips in Australia and New Zealand. As a result of our strong brands and established retail presence, we have been able to lease high-traffic locations.

The following table provides the number of our company-owned retail stores in operation for each location as of January 1, 2020, 2019 and 2018.

Store Location (State/City)	Country	January 1, 2018	January 1, 2019	January 1, 2020
Australian Capital Territory	Australia	1	1	1
New South Wales	Australia	8	8	8
Queensland	Australia	7	6	5
South Australia	Australia	1	1	1
Victoria	Australia	9	9	7
Western Australia	Australia	0	2	3
North Island	New Zealand	31	29	29
South Island	New Zealand	5	7	7

The following table provides the changes in the number of our company-owned retail stores operated for the past five calendar years.

Calendar Year	As of January 1	Opened	Closed	As of December 31
2019	63	1	(3)	61
2018	62	4	(3)	63
2017	59	5	(2)	62
2016	52	8	(1)	59
2015	50	3	(1)	52

Franchise, License and Wholesale Arrangements

In addition to our company-owned stores, our products are sold at many partner locations in six countries. Under these arrangements, third parties operate stores that sell our products under our brand names. Revenue is generally recognized under wholesale or distributor arrangements at the time the title passes to the partner.

The following table provides the number of wholesale partner stores that sell our products as of January 1, 2020, 2019 and 2018. In addition to our wholesale partner stores, we also sell through distributors in the E.U., which is not reflected in the following table.

Wholesale doors, excluding distributors	January 1, 2018	January 1, 2019	January 1, 2020
Australia & New Zealand	1,344	1,078	324
U.K.	137	2	1
International	105	5	0
U.S.	5,204	4,456	0
Total	6,790	5,241	325

Additional Information

Merchandise Suppliers

During the twelve months ended January 31, 2020, 2019 and 2018, we purchased merchandise from approximately 54, 59 and 22 suppliers located primarily in China. We believe price volatility is low.

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

Seasonal Business

Our operations are seasonal in nature and consist of two selling periods across the year, where the second selling season generates the most sales (the August to January period). This second selling period, which includes the holiday season, accounted for approximately 53%, 57% and 54% of our net sales for the twelve months ended January 31, 2020, 2019 and 2018, respectively, and is typically our most profitable period.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents, cash flows generated from operations and equity and debt financing transactions. In addition, our senior credit facilities may be available for additional working capital needs and investment opportunities, subject to the borrowing limit.

Regulation

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of customs regulations and international trade arrangements.

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. Except as described below, we are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable, and the loss is reasonably estimable.

On March 24, 2020, Timothy Connell filed a complaint against us, a subsidiary of ours, and Mr. Davis-Rice, alleging, among other things, that certain shares issued to him in satisfaction of a debt were not registered for resale as promised. Mr. Connell seeks rescission of the transaction. Our management intends to defend the action vigorously. Nothing has been provided in our consolidated financial statements for this litigation as management believes this debt has already been settled.

Trademarks and Patents

Our trademarks and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in 20 countries and with the registries of many foreign countries and/or are protected by common law. The Frederick’s of Hollywood trademarks are licensed under a license agreement, while all of our other trademarks are company-owned. We believe our products are identified by our intellectual property and, thus, our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

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

Employee Relations

As of January 31, 2020, we employed approximately 577 employees, 70% of whom were part-time or casual. The number of employees, by geography, is noted in the table below.

Region	Employees
Australia	193
New Zealand	377
United Kingdom	0
Hong Kong	4
U.S.	3

None of the employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and believes its relations with its employees are excellent.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Annual Report:

D. Property, Plants and Equipment

The disclosure set forth under “Real Estate” on page 26 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the fiscal years ended January 31, 2020, 2019 and 2018 and should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 17 of this Annual Report, “Financial Statements.”

The following discussion contains forward-looking statements that reflect our future plans, estimates, belief, and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed elsewhere in this Annual Report, particularly in Item 3.D of this Annual Report, “Risk Factors,” and in “Cautionary Note Regarding Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Recent Developments

COVID-19

On January 30, 2020, the WHO announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China, COVID-19, and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the business’ financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

As of the time of this filing, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail, wholesale and licensing businesses. The business has temporarily closed its bricks and mortar stores although it does continue to trade through the two online stores and is able to fulfil online orders from the New Zealand and U.S. warehouses. To mitigate the significant impact on cashflow it is working with suppliers to get support with delayed payments and has reached an agreement with certain key suppliers to push back payments. In addition, the business is negotiating support from landlords to provide rent abatements through the period of closure and until revenue levels return to previous levels. Employees have agreed to work reduced hours and the business has applied for Government wage subsidies from the New Zealand and Australian governments. At the date of this report, we had received $2.0m in subsidies from the New Zealand government. The business is also in discussion with BNZ to defer loan repayments (see “Senior Secured Credit Facility” below). The impact of COVID-19 in Asia delayed stock flow due to temporary factory closures and the business is working with suppliers who are now back operating to prioritise and reschedule orders, inventory flow has resumed. In addition, the business is investigating other funding packages for which they may be eligible.

Management and the directors are monitoring the situation on a daily basis and forward planning to minimize the total impact to the group.

Senior Secured Credit Facility

Effective March 12, 2020, we entered into the Restated Facility Agreement that amended and restated that certain Facility Agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, the Guarantors, as guarantors, and BNZ, as lender. Under the Restated Facility Agreement, BNZ will continue to make available (i) the Revolving Facility, for which the facility limit, as amended, currently is $16.7 million, and (ii) the Instrument Facility, for which the facility limit is $1.345 million. The revolving facility presently has an outstanding principal balance of $16.7 million. We will reduce our indebtedness under the Restated Facility Agreement by an aggregate of $7.0 million in periodic installments through November 30, 2021, which will also reduce the facility limit under the Revolving Facility. The facilities terminate on March 12, 2022. As at January 31, 2020, we were compliant under the facility covenants then in effect. However, we are unlikely to be compliant with financial covenants under the Restated Facility Agreement, due to the impact of COVID-19, and we are currently in negotiations with BNZ to revise these temporarily. For more information, see Item 5.B of this Annual Report, “Liquidity and Capital Resources.”

Nasdaq Noncompliance

On March 11, 2020, we received a notice from the Nasdaq Listing Qualifications Department stating that, for the last 30 consecutive business days, the closing bid price for the Ordinary Shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days (until September 8, 2020) to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the 180-day period, we may be eligible for additional time. The Nasdaq notification has no effect at this time on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade under the symbol “NAKD.”

Convertible Promissory Notes

In each of October, November and December 2019 and January, February and April 2020, we completed a private placement to one of the Noteholders of a Convertible Note and a CN Warrant, in each case pursuant to a Note SPA. The aggregate purchase price of the Convertible Notes was US$15,500,000 (approximately NZ$24,200,000). Each of the Convertible Notes bears interest at 20% per annum, compounded daily, and matures 24 months after its issuance. As of May 7, 2020, an aggregate of US$1,275,000 (approximately NZ$1,992,000) of the Convertible Notes had been converted into 2,952,233 Ordinary Shares, and the aggregate outstanding balance of the Convertible Notes was approximately US$18,820,000 (approximately NZ$29,405,000). For more information, see Item 5.B of this Annual Report, “Liquidity, and Capital Resources.”

Introduction

We are a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel and swimwear. We sell products under our own brands, including Pleasure State, Davenport, Lovable, Bendon, Fayreform, VaVoom, Evollove, and Hickory, and under the licensed brand, Frederick’s of Hollywood.

We previously sold products under the Stella McCartney, Heidi Klum and Naked brands. Our license to the Stella McCartney and Heidi Klum brands terminated, and we sold all of our right, title and interest in the Naked brand. We may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. We also may continue selling any inventory bearing the Naked brand that was in existence as of the closing.

Our merchandise is sold through company-owned retail stores in Australia and New Zealand; through online channels; and through wholesale partners in Australia and New Zealand and, on a more limited basis, through wholesale partners and distributors in the E.U. (who we sometimes refer to as “partners”). We previously sold our merchandise through wholesale partners in the U.S., as well. However, in order to improve our profitability, we have exited the U.S. wholesale market, although we continue to sell in the U.S. through online channels. We also substantially reduced the size of our operations in the E.U. wholesale market.

As a result of the Transactions, the historical financial statements of Bendon became our historical financial statements. Prior to the Transactions, in keeping with customary practice in New Zealand, Bendon’s fiscal year ended on June 30. In connection with the Transactions, Bendon changed its fiscal year end to January 31, effective on January 31, 2017, to align with Naked (NV)’s fiscal year end.

On December 20, 2019, we completed a reverse stock split of our Ordinary Shares, pursuant to which every 100 Ordinary Shares outstanding as of the effective time of the reverse stock split were combined into one Ordinary Share. Except as otherwise noted, all share and per share information in this prospectus is presented on post-reverse split basis.

Basis of Presentation

Our audited annual consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and are presented in thousands of New Zealand dollars, except where otherwise indicated. However, certain financial measures contained in this MD&A are non-IFRS measures and are discussed further under “Non-IFRS Measures” below. All references to “$” and “dollars” refer to New Zealand dollars, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. All references to the “12 months” ended January 31 are to the fiscal year ended January 31.

Overview

Comparison of 12 Months Ended January 31, 2020 and 2019

During the 12 months ended January 31, 2020 and 12 months ended January 31, 2019. we incurred a net comprehensive loss of $52.2m and $49.2m, respectively.

Net sales in the 12 months ended January 31, 2020 decreased by $21.9m, or 19.5%, to $90.1m when compared with $111.9m in the 12 months ended January 31, 2019. The sales in the 12 months ending January 31, 2020 were negatively impacted by a stock supply issue because of liquidity issues. Our strategic decision to exit the U.S. wholesale market and substantially exit the E.U./U.K. wholesale market also contributed to the reduction in sales for the Company.

Brand management expenses decreased by $13.7m, or 27.8%, from $49.2m to $35.6m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. This was largely due to cost savings in our store overheads and reduced marketing spend.

Administrative expenses increased by $8.4m, or 244.9% from $3.4m to $11.8m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. $8.8m of the variance was due to a change in accounting standard. Under IFRS 16, operating leases that were traditionally charged to profit or loss account have been replaced by depreciation and an implied interest charge. More details on this can be found in note 3(b) in the consolidated financial statements. This was slightly offset by changes in depreciation.

Corporate expenses decreased by $1.4m, or 9.7%, from $14.1m to $12.8m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. This was largely due to cost savings in our overheads, specifically lower salaries due to headcount reductions and collection of previously impaired receivables.

Finance expenses increased by $1.2m, or 29.0% from $4.0m to $5.2m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. Lower interest on reduced bank borrowings and derecognition of interest on a shareholder loan was offset by interest on convertible loan notes and the implied interest due to the change in accounting standard for operating leases under IFRS 16.

Brand transition, restructure and transaction expenses increased by $4.5m, or 44.8%, from $10.1m to $14.6m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, which was driven by contract termination costs.

Impairment expense increased by $0.7m, or 8.9%, from $8.2m to $8.9m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, which was driven by stock supply issue due to liquidity issues.

Other foreign currency gains decreased by $1.4m, or 68.7%, from $1.9m to $0.6m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, due to fluctuating exchange rates and reduced foreign exchange contracts.

Fair value loss on convertible notes derivative decreased by $0.7m, or 100%, from $0.7m to $0.0m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, due to the underlying features of the outstanding convertible loan notes.

Gains on sale of intangible assets increased by $0.9m, or 100%, from $0.0m to $0.9m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, due to gains on sale of Naked brand.

Comparison of 12 Months Ended January 31, 2019 and 2018

During the 12 months ended January 31, 2019 and 12 months ended January 31, 2018 we incurred a net comprehensive loss of $49.2m and $37.4m respectively.

Net sales in the 12 months ended January 31, 2019 decreased by $19.5m, or 14.8%, to $111.9m when compared with $131.4m in the 12 months ended January 31, 2018. The sales in the 12 months ending January 31, 2019 were negatively impacted by a stock supply issue because of liquidity issues. In addition, we also ended our wholesale relationship with key major accounts in the U.S. market. Our strategic decision to substantially exit the E.U./U.K. wholesale market as well as the loss of the Stella McCartney license also contributed to the reduction in sales for the Company.

Brand management expenses decreased by $4.4m, or 8.2% from $53.7m to $49.3m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018. This was largely due to cost savings in our store overheads and reduced marketing spend.

Corporate expenses increased by $1.3m, or 10.1%, from $12.8m to $14.1m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, primarily driven by increased salary allocation and rental costs.

Finance expenses decreased by $4.8m, or 54.5% from $8.8m to $4.0m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, due to a reduction in interest on both external borrowings and shareholder loans.

Brand transition, restructure and transaction expenses increased by $6.8m, or 212.5%, from $3.2m to $10.0m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, which was driven by costs incurred in respect of the U.S. listing process.

Impairment expense increased by $6.3m, or 331.6%, from $1.9m to $8.2m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, which was driven by stock supply issue because of liquidity issues.

Other foreign currency gains increased by $1.2m or 159.2% from $0.7m to $1.9m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, due to positive movements in exchange rates on foreign exchange contracts.

Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with IFRS as issued by the IASB and are fully described in the notes to our audited financial statements as of and for the fiscal years ended January 31, 2020, 2019 and 2018. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies

Critical accounting policies are those that reflect our industry and activity specific accounting treatments used in preparing our financial statements for the 12 months ended January 31, 2020, 2019 and 2018, or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

Going concern

For the financial year ended January 31, 2020, we experienced a loss after income tax from continuing operations of NZ$54.305 million and operating cash outflows of NZ$19.894 million. We also are in a net current liability position of NZ$22.21 million and a negative shareholder equity position of NZ$6.284 million.

The losses in the year ended January 31, 2020 were impacted by inventory levels which resulted in reduced revenue from wholesale customers along with reduced turnover in both outlet and retail stores in New Zealand and Australia. We have been working with our suppliers to correct outstanding debt positions and focus on returning stock inflow to required levels. In periods when stock levels were normal the business realized strong sales results.

During the year, we maintained our loan facility with BNZ. We did, however, breach our BNZ debt loan covenants during the financial year, although we were compliant in January 2020. At the time of January 31, 2020, we were in the process of extending the facilities. On March 12, 2020, we entered into a Deed of Amendment with BNZ to extend our loan facility of NZ$16.7m (January 31, 2019: NZ$20.0m) until March 2022. The business raised NZ$34.1m of funds in the form of issued capital and convertible notes over the course of the financial year to assist with the negative operating cashflow. In addition, the business used this to repay part of the bank debt from NZ$20m to NZ$17.9m, reduce balances with overdue trade creditors, rebuild higher margin inventory, fund operating losses and restructure the business. The business also issued share equity to a number of suppliers in order to reduce debt balances.

The funds raised and cash flow generated during the financial year ended January 31, 2020 have not been sufficient to provide us with adequate working capital, so subsequent to the end of the financial year management has continued to raise further capital to complete a program that will fund new inventory to restock stores and supply wholesale customers, fund further losses, reduce out of term creditors, open new stores and provide funds to amortise the BNZ debt. It is expected we will need to continue to fund losses through to the start of the year ending January 31, 2022. This capital raising is continuing at the time of this report with management having set a target to raise a further NZ$13.9 million (US$9m) between February 2020 and June 30, 2020. At the date of this report management had raised NZ$6.8 million (US$4.5m) and was still planning on raising the balance. We must complete the fundraising to continue as a going concern.

During the year management engaged in further restructuring of the business’s operations including reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments and updating leadership roles with the final member of the leadership team joining the business in February 2020.

Despite the ongoing losses, the directors are confident that we will continue as a going concern. However, while the directors are confident of continuing as a going concern and meeting our debt obligation to BNZ and creditor commitments as they fall due, the going concern is dependent upon the directors and us being successful in:

●	Raising further capital of at least NZ$6.8 million and collecting it before October 2020, which will enable the business to continue to be cashflow positive;
●	Having sufficient funds from the capital raised to reduce costs, rebuild higher margin inventory, increase revenue across the all channels, increase gross margin percentages and contribution that leads to a reduction in the current cash outflow being incurred each month to reach a cash flow positive position, and to reduce bank debt;
●	Generating enough sales and increasing gross margins from trading in line with forecast;
●	Maintaining key personnel;
●	Continuing to receive support from creditors to delay payment of overdue amounts until we have adequate cash flow to commence a repayment arrangement or repay the debt in full; and
●	Renegotiating the current amortisation level of the facility to enable the business to maximise cashflow opportunities.

Due to the impact of COVID-19 the business has temporarily closed its bricks and mortar stores although it does continue to trade through its two online stores. To mitigate the significant impact on cashflow, we are working with suppliers to get support with delayed payments and has reached an agreement with certain key suppliers to push back payments, these include royalty payments. In addition, the business is negotiating support from landlords to provide rent abatements through the period of closure and until revenue levels return to required levels. Employees have agreed to work reduced hours and the business has applied for Government wage subsidies from the New Zealand and Australian governments. At the date of this report, we had received $2.0m in subsidies from the New Zealand government. The business is also in discussion with the bank to defer loan repayments.

The impact of COVID-19 in Asia has delayed stock flow due to temporary factory closures and the business is working with suppliers who are now back operating to prioritise and reschedule orders. Inventory flow has resumed, and we are able to fulfil online orders from the New Zealand and U.S. warehouses.

In addition, the business is investigating funding packages for which it may be eligible.

As a result, our viability is dependent on the above matters, and there could be a substantial doubt about our ability to continue as a going concern. However, the directors believe that we will be successful in the above matters and, accordingly, have prepared the report on a going concern basis.

Revenue recognition

Sale of goods

Sales of goods through retail stores, e commerce and wholesale channels are recognised when control of the products have been transferred to the customer which is a point in time. For wholesale and e commerce sales, risks and rewards are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at year end based on shipping terms and historical delivery times. We also provide a reserve for projected merchandise returns based on prior experience. We sell gift cards to customers. We recognise revenue from gift cards when they are redeemed by the customers. In addition, we recognise revenue on all of our unredeemed gift cards when the gift cards have expired.

(i) Sale of goods – wholesale

We sell a range of lingerie products in the wholesale market. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount are based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. Our obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

(ii) Sale of goods – retail/e commerce

We operate a chain of retail stores and e commerce websites selling lingerie products. Revenue from the sale of goods is recognised when we sell a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is our policy to sell our products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory if deemed saleable) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

Interest revenue

Interest is recognised using the effective interest method.

Other income

Other income is recognised on an accruals basis when we are entitled to it.

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

Impairment of Goodwill

In accordance with IAS 36 Impairment of Assets, we are required to estimate the recoverable amount of goodwill at each reporting period.

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

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

●	growth in EBITDA future cash flows;
●	timing and quantum of future capital expenditure;
●	long-term growth rates; and
●	the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect our impairment evaluation and hence results.

Our review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 17(b) to the consolidated financial statements.

Fair Value of Financial Instruments

We have certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Impairment of Brands

In accordance with IFRS 36, Impairment of Assets, the Company is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

●	growth in brand revenues,
●	market royalty rate,
●	the selection of discount rates to reflect the risks involved, and
●	long-term growth rates.

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect our impairment evaluation and hence results.

Our review includes the key assumptions related to sensitivity in the model. Further details are provided in note 17(d) to the consolidated financial statements.

Determining the lease term of contracts with renewal options

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. As per our policy, the options are not exercised when the lease terms are beyond 12 months as of the assessment date. When we have the option to lease the assets for additional terms, we apply judgement in evaluating whether we are reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affect our ability to exercise (or not to exercise) the option to renew.

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

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for January 31, 2020 reporting periods and have not been early adopted by us.

A. Operating Results

The following table sets forth certain operating results and other financial information for each of the years ended January 31, 2020, 2019 and 2018:

Thousands of NZ$	12 Months Ended Jan. 31, 2020	12 Months Ended Jan. 31, 2019	12 Months Ended Jan. 31, 2018	% movement FY20 v FY19	% movement FY19 v FY18

Revenue	90,065	111,920	131,388	-19.5%	-14.8%
Cost of goods sold	(56,247)	(74,480)	(87,459)	-24.5%	-14.8%
Gross profit	33,818	37,440	43,929	-9.7%	-14.8%
Brand management	(35,555)	(49,256)	(53,653)	-27.8%	-8.2%
Administrative expenses	(11,837)	(3,432)	(4,131)	244.9%	-16.9%
Corporate expenses	(12,772)	(14,145)	(12,851)	-9.7%	10.1%
Finance expense	(5,213)	(4,041)	(8,791)	29.0%	-54.0%
Brand transition, restructure and transaction expenses	(14,593)	(10,075)	(3,272)	44.8%	207.9%
Impairment expense	(8,904)	(8,173)	(1,914)	8.9%	326.9%
Other foreign currency gains	615	1,963	757	-68.7%	159.3%
Fair value gain/(loss) on convertible notes derivative	0	(775)	2,393	-100.0%	-132.4%
Interest Income	12	0	0	100.0%	0.0%
Gain on sale of intangible assets	906	0	0	100.0%	0.0%
Loss before income tax	(53,523)	(50,494)	(37,533)	6.0%	34.5%
Income tax benefit/(expense)	(782)	1,274	(60)	-161.4%	-2223.3%
Loss for the period	(54,305)	(49,220)	(37,593)	10.3%	30.9%
Other comprehensive loss
Exchange differences on translation of foreign operations	2,131	(7)	148	-30,542.9%	-104.7%
Total comprehensive loss for the period	(52,174)	(49,227)	(37,445)	6.0%	31.5%

Revenue

Comparison of 12 Months Ended January 31, 2020 and 2019

During the 12 months ended January 31, 2020, net sales decreased by $21.9m, or 19.5%, when compared with $111.9m in the 12 months ended January 31, 2019. The sales in the 12 months ended January 31, 2020 continued to be negatively impacted by a stock supply issue because of liquidity issues. Our strategic decision to exit the U.S. wholesale market and substantially exit the E.U./U.K. wholesale markets also contributed to the reduction in sales for the Company.

One new store was opened in New Zealand and three stores were closed in Australia.

Comparison of 12 Months Ended January 31, 2019 and 2018

During the 12 months ended January 31, 2019 the net sales decreased by $19.5m or 14.8% when compared with $131.4m in the 12 months ended January 31, 2018. The sales in the 12 months ended January 31, 2019 continued to be negatively impacted by a stock supply issue because of liquidity issues. In addition, we also ended our wholesale relationship with key major accounts in the U.S. market. Our strategic decision to substantially exit the E.U./U.K. wholesale market as well as the loss of the Stella McCartney license also contributed to the reduction in sales for the Company.

One new store was opened in Australia, as well as three new stores in New Zealand to continue to expand our brand presence across the Australasian market during the year ended January 31, 2019. During the current financial year, we also successfully acquired both the Naked and Fredricks of Hollywood entities.

Gross margins

Comparison of 12 Months Ended January 31, 2020 and 2019

During the 12 months ended January 31, 2020 and the 12 months ended January 31, 2019, gross margin was 37.5% and 33.5% respectively. Higher margin product and promotional activity along with customer mix have influenced this however there is room for improvement as margin does continue to be impacted by supply issues.

Comparison of 12 Months Ended January 31, 2019 and 2018

During the 12 months ended January 31, 2019 and the 12 months ended January 31, 2018, the gross margin was 33.5% and 33.4% respectively. The movement year on year is consistent, however the margin continues to be impacted by the sales mix, discounts provided to customers and a lack of current season stock because of the supply issue.

Operating expenses

The following table sets forth operating expenses for each of the years ended January 31, 2020, 2019 and 2018:

Thousands of NZ$	12 Months Ended Jan. 31, 2020	12 Months Ended Jan. 31, 2019	12 Months Ended Jan. 31, 2018	% movement FY20 v FY19	% movement FY19 v FY18

Brand management	(35,555)	(49,256)	(53,653)	-27.8%	-8.2%
Administrative expenses	(11,837)	(3,432)	(4,131)	244.9%	-16.9%
Corporate expenses	(12,772)	(14,145)	(12,851)	-9.7%	10.1%
Finance expense	(5,213)	(4,041)	(8,791)	29.0%	-54.0%
Brand transition, restructure and transaction expenses	(14,593)	(10,075)	(3,272)	44.8%	207.9%
Impairment expense	(8,904)	(8,173)	(1,914)	8.9%	326.9%
Other foreign currency gains	615	1,963	757	-68.7%	159.3%
Fair value gain/(loss) on convertible notes derivative	0	(775)	2,393	-100.0%	-132.4%
Interest income	12	0	0	100.0%	0.0%
Gain on sale of intangible assets	906	0	0	100.0%	0.0%

Comparison of 12 Months Ended January 31, 2020 and 2019

Brand management expenses decreased by $13.7m, or 27.8%, from $49.2m to $35.6m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. This was largely due to cost savings in our store overheads and reduced marketing spend.

Administrative expenses increased by $8.4m, or 244.9%, from $3.4m to $11.8m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. This was due to a change in accounting standard. Under IFRS 16, operating leases that were traditionally charged to profit or loss account have been replaced by depreciation and an implied interest charge. More details on this can be found in note 3(b) in the consolidated financial statements.

Corporate expenses decreased by $1.4m, or 9.7%, from $14.1m to $12.8m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. This was largely due to cost savings in our overheads, specifically lower salaries due to headcount reductions and collection of previously impaired receivables

Finance expenses increased by $1.2m, or 29.0%, from $4.0m to $5.2m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019. Lower interest on reduced bank borrowings and derecognition of interest on a shareholder loan was offset by interest on convertible loan notes and the implied interest due to the change in accounting standard for operating leases under IFRS 16.

Brand transition, restructure and transaction expenses increased by $4.5m, or 44.8%, from $10.1m to $14.6m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, which was driven by contract termination costs.

Impairment expense increased by $0.7m, or 8.9%, from $8.2m to $8.9m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, which was driven by stock supply issue due to liquidity issues.

Other foreign currency gains decreased by $1.4m, or 68.7%, from $1.9m to $0.6m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, due to fluctuating exchange rates and reduced foreign exchange contracts.

Fair value loss on convertible notes derivative decreased by $0.7m, or 100% ,from $0.7m to $0.0m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, due to the underlying features of the outstanding convertible loan notes.

Gains on sale of intangible assets increased by $0.9m, or 100%, from $0.0m to $0.9m in the 12 months ended January 31, 2020 as compared with the 12 months ended January 31, 2019, due to gains on sale of Naked brand.

Comparison of 12 Months ended January 31, 2019 and 2018

Brand management decreased by $4.4m, or 8.2% from $53.6m to $49.2m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018. This was largely due to cost savings in our store overheads and reduced marketing spend.

Administrative expenses decreased by $0.7m, or 17% from $4.1m to $3.4m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018. This was due to cost saving initiatives implemented by our new CEO who joined us during the financial year ended January 31, 2019.

Corporate expenses increased by $1.3m, or 10.1%, from $12.8m to $14.1m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, which was primarily driven by an increase in salary and rental costs.

Finance expenses decreased by $4.8m, or 54.5% from $8.8m to $4.0m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, due to a reduction in interest on both external borrowings and shareholder loans.

Brand transition, restructure and transaction expenses increased by $6.4m, or 195.9%, from $3.2m to $9.6m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, which was driven by costs incurred in respect of the U.S. listing process.

Impairment expense increased by $6.3m, or 331.6%, from $1.9m to $8.2m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018, which was driven by stock supply issue due to liquidity issues.

Other foreign currency gains increased by $1.2m or 159.2% from $0.7m to $1.9m in the 12 months ended January 31, 2019 as compared with the 12 months ended January 31, 2018 due to gains on foreign exchange contracts.

Taxation

Comparison of 12 Months Ended January 31, 2020 and 2019

The tax expense of $782k in the 12 months ended January 31, 2020 was a decrease of $2,056k when compared to the tax benefit of $1,274k for the 12 months ended January 31, 2019. This year on year movement is due to current tax charges in the current year and adjustment for current tax related to prior periods.

Comparison of 12 Months ended January 31, 2019 and 2018

The tax benefit of $1,274k in the 12 months ended January 31, 2019 was an increase of $1,334k when compared to the tax expense of $60k for the 12 months ended January 31, 2018. This year on year movement is due to increased tax benefits resulting from the increased losses and adjustments for current tax for prior periods.

Net loss and comprehensive loss

Comparison 12 Months Ended January 31, 2020 and 2019

The net loss in the 12 months ended January 31, 2020 increased by $5.1m, or 10.3%, to $54.3m when compared with $49.2m in the 12 months ended January 31, 2019. This was due to both the decrease in gross profit of $3.6m and the decrease in expense of $0.6m and increase in tax of $2.0m in the 12 months ended January 31, 2020 when compared with the 12 months ended January 31, 2019.

Comparison of 12 Months ended January 31, 2019 and 2018

The net loss in the 12 months ended January 31, 2019 increased by $11.8m, or 31.5%, to $49.2m when compared with $37.4m in the 12 months ended January 31, 2018. This was due to both the decrease in gross profit of $6.5m and the increase in expenses of $5.3m in the 12 months ended January 31, 2019 when compared with the 12 months ended January 31, 2018.

Segmented Reporting

For the fiscal year ended January 31, 2020, we had seven reportable segments:

●	Australia retail. This segment covers retail and outlet stores located in Australia.

●	New Zealand retail. This segment covers retail and outlet stores located in New Zealand.

●	Australia wholesale. This segment covers the wholesale of intimates apparel to customers based in Australia.

●	New Zealand wholesale. This segment covers the wholesale of intimates apparel to customers based in New Zealand.

●	U.S. wholesale. This segment covers the wholesale of intimates apparel to customers based in the U.S.

●	E.U. wholesale. This segment covers the wholesale of intimates apparel to customers based in the E.U.

●	E-commerce. This segment covers the Company’s online retail activities.

However, in order to improve our profitability, we have exited the U.S. wholesale market, although we continue to sell in the U.S. through online channels. We also substantially reduced the size of our operations in the E.U. wholesale market.

The following tables provide our segment net sales, gross margin and EBITDA for the 12 months ended January 31, 2020, 2019 and 2018.

12 Months Ended January 31, 2020

Thousands of NZ$

	NZ Retail	AU Retail	NZ Wholesale	AU Wholesale	US Wholesale	EU Wholesale	e-commerce	Unallocated	Total
Revenue	28,302	14,274	3,482	7,066	3,955	1,051	31,935	0	90,605
Gross margin	15,305	7,689	27	2,229	1,689	266	11,020	(4,407)	33,818
EBITDA	4,814	(604)	(446)	80	1,166	299	(2,639)	(18,837)	(16,167)

12 Months Ended January 31, 2019

Thousands of NZ$

	NZ Retail	AU Retail	NZ Wholesale	AU Wholesale	US Wholesale	EU Wholesale	e-commerce	Unallocated	Total
Revenue	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
Gross margin	16,377	9,355	782	2,993	576	506	10,885	(4,034)	37,440
EBITDA	2,840	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(362)	(21,622)	(25,602)

12 Months Ended January 31, 2018

Thousands of NZ$

	NZ Retail	AU Retail	NZ Wholesale	AU Wholesale	US Wholesale	EU Wholesale	e-commerce	Unallocated	Total
Revenue	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)

New Zealand and Australia Retail

Comparison of 12 Months ended January 31, 2020 and 2019

In the 12 months ended January 31, 2020, New Zealand retail EBITDA was $4.8m compared with $2.8m in the 12 months to January 31, 2019. Australian Retail EBITDA for the 12 months ended January 31, 2020 was a loss of $0.6m compared with a loss of $1.6m in the 12 months to January 31, 2019. The retail environment continued to be challenging for our Bendon stores, and this along with a lack of current season stock supply were the key reasons for the reduction in the New Zealand market sales year on year as well as the continued operating loss in the Australian market.

Comparison of 12 Months ended January 31, 2019 and 2018

In the 12 months ended January 31, 2019 New Zealand retail EBITDA was $2.8m compared with $4.3m in the 12 months to January 31, 2018. Australian Retail EBITDA for the 12 months ended January 31, 2019 was a loss of $1.6m compared with a loss of $2.5m in the 12 months to January 31, 2018. The retail environment continued to be challenging for our Bendon stores, and this along with a lack of current season stock supply were the key reasons for both the reduction in the New Zealand market EBITDA year on year as well as the continued operating loss in the Australian market.

NZ Wholesale, AU Wholesale, US Wholesale and EU wholesale

Comparison of 12 Months ended January 31, 2020 and 2019

In the 12 months ended January 31, 2020, the EBITDA was positive $1.1m compared with a $4.8m loss in the 12 months ended January 31, 2019, with the key improvement in the U.S. and Australia markets.

In the 12 months end January 31, 2020 and 2019, New Zealand wholesale revenue was $3.5m and $7.1m, respectively. In the 12 months ended January 31, 2020, New Zealand wholesale EBITDA was a loss of $0.4m, compared with a loss of $0.1m in the 12 months ended January 31, 2019. Both the reduction in sales, and EBITDA loss in the New Zealand wholesale market is attributed to a lack of order fulfillment due to the reduced stock supply, additional costs were also incurred as a result of unfulfilled orders.

In the 12 months ended January 31, 2020 and 2019, Australia wholesale revenue was $7.1m and $11.5m, respectively. In the 12 months ended January 31, 2020, Australia wholesale EBITDA was a profit of $0.1m, compared with a loss of $1.5m in the 12 months ended January 31, 2019. The EBITDA improvement for the Australian wholesale market came from withdrawing from unprofitable customers which led to an increased gross margin and a reduction in operating costs. This sector was also impacted by reduced stock supply.

In the 12 months end January 31, 2020 and 2019, U.S. wholesale revenue was $4.0m and $5.8m, respectively. In the 12 months ended January 31, 2020, U.S. wholesale EBITDA profit was $1.2m, compared with a loss of $2.1m for the 12 months ended January 31, 2019. The EBITDA profit improvement U.S. wholesale market was primarily to strategically ending our relationship with unprofitable key major wholesale accounts as part of the implementation of our strategic decision to exit this market.

In the 12 months ended January 31, 2020 and 2019, E.U. wholesale revenue was $1.1m and $5.0m, respectively. In the 12 months ended January 31, 2020, E.U. wholesale EBITDA profit was $0.3m, compared with a loss of $1.0m for the year ended January 31, 2019. A strategic decision was made by the business to substantially exit the E.U. market and close the U.K. office, and this is the key driver for reduction in sales and operating cost savings in the current period.

Comparison of 12 Months ended January 31, 2019 and 2018

In the 12 months ended January 31, 2019 the EBITDA loss decreased in the U.S. market and increased in the New Zealand, Australia and E.U. markets when compared with the 12 months ended January 31, 2018.

In the 12 months end January 31, 2019 and 2018, New Zealand wholesale revenue was $7.1m and $10.4m, respectively. In the 12 months ended January 31, 2019, New Zealand wholesale EBITDA was a loss of $0.1m, compared with a profit of $1.1m in the 12 months ended January 31, 2018. Both the reduction in sales, and EBITDA loss in the New Zealand wholesale market is attributed to a lack of order fulfillment due to the reduced stock supply, additional costs were also incurred as a result of unfulfilled orders.

In the 12 months ended January 31, 2019 and 2018, Australia wholesale revenue was $11.5m and $15.5m, respectively. In the 12 months ended January 31, 2019, Australia wholesale EBITDA was a loss of $1.5m, compared with a loss of $0.8m in the 12 months ended January 31, 2018. The EBITDA loss for the Australian wholesale market was also due to a lack of fulfillment of orders because of the reduced stock supply.

In the 12 months end January 31, 2019 and 2018, U.S. wholesale revenue was $5.8m and $6.4m, respectively. In the 12 months ended January 31, 2019, U.S. wholesale EBITDA loss was $2.1m, compared with a loss of $3.3m for the 12 months ended January 31, 2018. The EBITDA loss incurred for the U.S. wholesale market was primarily due to our relationship ending with key major wholesale accounts.

In the 12 months ended January 31, 2019 and 2018, E.U. wholesale revenue was $5.0m and $14.2m, respectively. In the 12 months ended January 31, 2019, E.U. wholesale EBITDA loss was $1.0m, compared with a profit of $1.1m for the year ended January 31, 2018. A strategic decision was made by the business to substantially exit the E.U. market and this is the key driver for reduction in sales and the loss for the current period.

E-commerce

Comparison of 12 Months ended January 31, 2020 and 2019

For the 12-months ended January 31, 2020, e-commerce EBITDA was a loss of $2.6m compared with a loss of $0.4m for the 12-months ended January 31, 2019. The loss for this period was impacted by increase in operating costs in this sector. Sales are comparable year on year.

Comparison of 12 Months ended January 31, 2019 and 2018

For the 12-months ended January 31, 2019, e-commerce EBITDA was a loss of $0.4m compared with a loss of $0.3m for the 12-months ended January 31, 2018. The loss for this period was impacted by the reduction in gross margin between the 12 months to January 31, 2019 and 12 months to January 31, 2018 from 34.9% to 33.9%. Sales are comparable year on year.

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

A reconciliation of EBITDA to the consolidated statements of profit or loss and other comprehensive income for the 12 months ended January 31, 2020, 2019 and 2018 is as follows:

Thousands of NZ$	12 Months Ended Jan. 31, 2020	12 Months Ended Jan. 31, 2019	12 Months Ended Jan. 31, 2018

EBITDA	(16,167)	(25,602)	(24,053)
Income tax (expense)/benefit	(782)	1,274	(60)
Any other reconciling items	(37,356)	(24,892)	(13,480)
Total net loss after tax	(54,305)	(49,220)	(37,593)

B. Liquidity, and Capital Resources

Liquidity

We finance our business through cash from operations and equity and debt financing. Our cash requirements have been principally to fund working capital needs, to support the growth of the business and to partially repay our bank loan.

Management intends to continue to raise funds from equity and debt financing to fund our operations and objectives. There is no assurance the additional funding will be achieved. If we are unable to achieve the additional funding, we may not be able to conduct our operations and pursue our objectives as presently contemplated, which may adversely affect our results of operations and financial condition.

As at January 31, 2020, 2019 and 2018, we had cash totaling $3.8m, $1.9m and $10.7m, respectively. During the 12-months ended January 31, 2020, 2019 and 2018 insufficient cash availability directly contributed to a lack of stock. During the year ended January 31, 2020, we undertook a number of financing activities and raised $34.2m. Of this amount, $1.2m was utilized to repay the BNZ debt and the balance was utilized as working capital in the operating business. A further $0.9m from the sale of the Naked trademark was also used to repay BNZ debt. During the year ended January 31, 2019, we undertook a number of financing activities and raised $23.2m. Of this amount, $18.5m was utilized to repay the BNZ debt and the balance was utilized as working capital in the operating business.

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

Thousands of NZU$	Jan. 31, 2020	Jan. 31, 2019	Jan. 31, 2018

Current Assets	33,391	33,369	70,343
Current Liabilities	(55,601)	(62,795)	(91,095)
Working Capital	(22,210)	(29,426)	(20,752)

As of January 31, 2020, current assets were flat. Our current liabilities reduced by $7.2m from $62.8m as at the year ended January 31, 2019 to $55.6m as at the year ended January 31, 2020 due to reduction in accounts payable, and related party payables, offset by increases in lease liabilities and provisions. Our cash balance increased by $1.9m from $1.9m as at the year ended January 31, 2019 to $3.8m as at the year ended January 31, 2020.

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

Cash flows

Thousands of NZ$	12 months ended Jan. 31, 2020	12 months ended Jan. 31, 2019	12 months ended Jan. 31, 2018

Net cash outflow from operating activities	(19,894)	(9,434)	(4,116)
Net cash outflow from investing activities	(388)	(1,867)	(2,312)
Net cash inflow from financing activities	22,098	2,168	14,496
Net increase/(decrease) in cash and cash equivalents held	1,816	(9,133)	8,068
Cash and cash equivalents at end of the year	3,791	1,962	10,739

Operating Activities

Net cash outflow from operating activities for the 12 months to January 31, 2020 and 12 months to January 31, 2019 was $19.9m, and $9.4m, respectively. This was largely because of the reduction in accounts payable during the period.

Net cash outflow from operating activities for the 12 months to January 31, 2019 and, 12 months to January 31, 2018 was $9.4m, and $4.1m, respectively. This was largely because of the increased net loss for the current period. The company is committed to a strategic plan lead by our new CEO to create cost savings and manage the overhead structure moving forward, we anticipate that this plan will have a positive impact on our operating cashflow moving forward.

Investing Activities

Net cash outflow from investing activities for the 12 months to January 31, 2020 and for the 12 months to January 31, 2019 was $0.4m and $1.9m respectively. This was driven by reduced investing activities during the period.

Net cash outflow from investing activities for the 12 months to January 31, 2019 and for the 12 months to January 31, 2018 was $1.9m and $2.3m respectively. This was driven by the proceeds from the businesses acquired during the period.

Financing Activities

Net cash inflow from financing activities for the 12 months to January 31, 2020 and 12 months to January 31, 2019 was $22.1m, and $2.2m, respectively. During the 12 months to January 31, 2020 the company raised $34.2m through the issue of shares. These funds were partially used to reduce accounts payable during the period and to repay the bank $2.1m.

Net cash inflow from financing activities for the 12 months to January 31, 2019 and, 12 months to January 31, 2018 was $2.2m, and $14.5m, respectively. During the 12 months to January 31, 2019 the company raised $23.2m through the issue of shares. These funds were partially used to fund interest charges of $2.3m during the period, and to also repay the bank $18.5m.

Equity Financing

Since the beginning of our most recently completed fiscal year, we completed the following equity financing transactions.

On the March 27, 2019, we closed on the following share issuances.

●	US$4.50 million (NZ$6.60 million) related to the issue of 11,248,415 Ordinary Shares to trade creditors in satisfaction of trade payables due to them, at an effective per share price of US$0.40.
●	US$0.85 million (NZ$1.25 million) related to the issue of 2,119,178 Ordinary Shares to the holder of one of our outstanding promissory notes in the amount of US$847,671, at an effective per share price of US$0.40 per share.
●	US$1.15 million (NZ$1.69 million) related to the issue of 4,510,588 Ordinary Shares to investors in a private placement at a share price of US$0.255. The investors also received warrants to purchase 100% of the number of Ordinary Shares for which they had subscribed. The warrants have an exercise price of US$0.306 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.
●	US$2.75 million (NZ$4.05 million) relating to the issue of 10,784,313 Ordinary Shares to certain accredited investors at an agreed per share price of US$0.255, except that, to the extent an investor would beneficially own more than 9.9% of our outstanding Ordinary Shares after the closing, we agreed to issue the investor a “pre-funded” warrant in lieu of such shares. Each investor also received an “investment” warrant to purchase 100% of the number of Ordinary Shares for which it had agreed to subscribe. As a result, we issued 3,914,846 Ordinary Shares, pre-funded warrant to purchase 6,869,467 Ordinary Shares and “investment” warrants to purchase 10,784,313 Ordinary Shares to the investor at the closing. The “pre-funded” warrants subsequently were exercised in full for cash. The “investment” warrants subsequently were exercised on a cashless basis for a number of shares equal to the Black-Scholes value of the warrants (as calculated in accordance with the formula set forth in such warrants), divided by the closing bid price as of two business days prior to the exercise date, resulting in the issuance of 30,256,932 Ordinary Shares.

On July 21, 2019, we sold 15,750,000 Ordinary Shares in a registered direct offering, at a purchase price of US$0.10 per share. Each of the investors also received, in a concurrent private placement, a warrant to purchase up to 100% of the aggregate number of shares purchased by such investor in the offering. The warrants expire five and one-half years from the date of issuance. The warrants have an exercise price per share equal to US$0.10, subject to adjustment for stock dividends, stock splits, stock combinations, stock dividends and stock reclassifications. In connection with offering, we reduced the exercise price (to US$0.10 per share) of certain outstanding warrants held by one of the investors, consisting of a warrant to purchase up to 2,000,000 Ordinary Shares at an exercise price of US$1.55 per share and a warrant to purchase up to 800,000 Ordinary Shares at an exercise price of US$3.75 per share. We also sold 25,068,250 Ordinary Shares to certain of our suppliers at a price of US$0.10 per share, with the purchase price paid through the cancellation of trade payables due to them in an aggregate amount equal to the purchase price. After deducting the placement agent’s fees and estimated expenses payable by us in connection with the offerings, the net cash proceeds to us were approximately US$1.36 million (which does not include the cancellation of approximately US$2.5 million in trade payables in the Supplier Offering).

On August 19, 2019, we sold 28,571,431 Ordinary Shares in a registered direct offering, at a purchase price of US$0.07 per share. Each of the investors also received, in a concurrent private placement, a warrant to purchase up to 100% of the aggregate number of shares purchased by such investor in the offering. The warrants expire five and one-half years from the date of issuance. The warrants have an exercise price per share equal to US$0.07, subject to adjustment for stock dividends, stock splits, stock combinations, stock dividends and stock reclassifications. In connection with offering, we reduced the exercise price (from US$0.10 per share to US$0.07 share) of outstanding warrants to purchase up to 18,550,000 Ordinary Shares held by certain of the investors. We also sold 57,142,857 Ordinary Shares to certain of our suppliers at a price of US$0.07 per share, with the purchase price paid through the cancellation of trade payables due to them and the establishment of prepayment credits in an aggregate amount equal to the purchase price. After deducting the placement agent’s fees and estimated expenses payable by us in connection with the offerings, the net cash proceeds to us were approximately US$1.75 million (which does not include approximately US$4.00 million in cancelled trade payables and prepayment credits in the offering to our suppliers).

Outstanding Indebtedness

Senior Secured Credit Facility

On June 27, 2016, all banking facilities were repaid and a new banking arrangement with BNZ commenced. This debt arrangement with BNZ was entered into on June 27, 2016 and included a term loan facility and revolving (working capital) loan facility. The facility limits of the term loan and revolving loan were $54,000,000 in aggregate. On June 13, 2018, we entered into a Deed of Amendment with BNZ to reduce the facility limits from $54,000,000 in the aggregate to a single revolving facility limit of $20,000,000. In addition, the new facility takes over guarantees and financial instruments totaling $1,345,000. In connection with the Deed of Amendment, we repaid approximately $18 million of the outstanding loans.

Effective March 12, 2020, we entered into the Restated Facility Agreement. Under the Restated Facility Agreement, BNZ will continue to make available (i) the Revolving Facility, for which the facility limit, as amended, initially was NZ$16.7 million, and (ii) the Instrument Facility, for which the facility limit is NZ$1.345 million. We agreed to reduce our indebtedness under the Restated Facility Agreement by an aggregate of $7.0 million in installments between March 31, 2020 and November 30, 2021, which will also reduce the facility limit under the Revolving Facility. As of April 30, 2020, we have made an aggregate of $0 in installment payments. The facilities terminate on March 12, 2022.

Drawings in New Zealand dollars will bear interest for each interest period at a rate per annum equal to the sum of (i) the New Zealand bank bill reference rate administered by the New Zealand Financial Markets Association, as determined and adjusted in accordance with the Restated Facility Agreement, (ii) a liquidity premium determined by BNZ from time to time and advised to us, (iii) a business basis premium published by BNZ on its website, if the interest period is greater than one month but less than three months, and (iv) 2.00% per annum. Each interest period will be three months, unless otherwise agreed by BNZ.

BNZ will make instruments available under the Instrument Facility, subject to the facility limit and certain other conditions being satisfied. The types of available instruments include letters of credit, bank guarantees and performance bonds. The expiration, repayment or other discharge of an instrument does not reduce the facility limit for the Instrument Facility. All instruments will expire no later than the termination date of the facilities.

The Borrower paid BNZ a one-time establishment fee equal to 3% of the aggregate facility limit and will pay BNZ an annual line fee equal to 2% of the aggregate facility limit.

All of the obligations under the Restated Facility Agreement are guaranteed by us and the other Guarantors. The obligations are secured pursuant to a general security interest granted over the assets of Bendon, us and certain of the other Guarantors.

The Restated Agreement contains certain customary representations, covenants and events of default. The Restated Facility Agreement also includes financial covenants providing that (i) for any calendar month in the 12-month period preceding each fiscal quarter end, our actual sales and gross profit shall not vary adversely by more than 15% from our budget and (ii) for each calendar month, the ratio of inventory to debt under the Revolving Facility shall be more than 1.35 times until July 31, 2020 and more than 1.65 times thereafter.

The amount outstanding under the Revolving Facility as of April 30, 2020 was $16.7 million. The amount outstanding under the Revolving Facility was $17.9m and $20.0m as of January 31, 2020 and 2019, respectively. The interest rate on the Revolving Facility as of April 30, 2020 was 5.57%. The average interest rate on the Revolving Facility was 5.28% and 5.57% for the 12 months ended January 31, 2020 and 2019, respectively.

As at January 31, 2020, we were compliant under the facility covenants then in effect. However, we are unlikely to be compliant with financial covenants under the Restated Facility Agreement, due to the impact of COVID-19, and we are currently in negotiations with BNZ to revise these temporarily.

Convertible Promissory Notes

In each of October, November and December 2019 and January, February and April 2020, we completed a private placement to one of the Noteholders of a Convertible Note and a CN Warrant, in each case pursuant to a Note SPA. The aggregate purchase price of the Convertible Notes was US$15,500,000 (approximately NZ$24,200,000). Each of the Convertible Notes bears interest at 20% per annum, compounded daily, and matures 24 months after its issuance. Each CN Warrant entitled the holder to purchase a number of Ordinary Shares equal to the number of shares issued under the related Convertible Note.

Pursuant to the Note SPAs, a 5% original issue discount and certain expenses of the Noteholders’ were added to the principal balance of the Convertible Notes at each closing, resulting in an aggregate initial outstanding balance of the Convertible Notes of US$16,395,000 (approximately NZ$25,600,000). In addition, the Noteholders had the right to exchange each CN Warrant for a 5% increase in the outstanding balance of the related Convertible Note, a right the Noteholders exercised in each case. Furthermore, the outstanding balance of each Convertible Note is subject to a 10% increase upon our failure to comply with certain covenants, as described below, which resulted in one such increase for each of the October, November and December 2019 and January and February 2020 Convertible Notes.

We have the right to prepay the Convertible Notes in cash, subject to a 25% premium. The Noteholders have the right, beginning six months after the cash payment of the purchase price, to cause us to redeem any portion of each Convertible Note, up to a maximum of US$400,000 per month, in the case of the October 2019 Convertible Note, US$600,000 per month, in the case of the other November and December 2019 and January and February 2020 Convertible Notes, and US$300,000 per month, in the case of the April 2020 Convertible Note. The right of first offer and the restriction on sales of equity securities expire under certain conditions as set forth in the SPA, and do not apply to one financing of up to $12 million, provided the securities are not registered for resale within six months and certain other conditions are met.

Commencing six months after the cash payment of the purchase price, the Noteholder has the right to convert the outstanding balance of each Convertible Note into Ordinary Shares at a conversion price of US$5.00 per share, in the case of the October 2019 Convertible Note, or US$4.00 per share, in the case of the other Convertible Notes, subject to adjustment for stock dividends or subdivisions or combinations of the Ordinary Shares. In the case of the October and November 2019 Convertible Notes, pursuant to an amendment dated as of April 9, 2020, the outstanding balance also may be converted at a conversion price that floats with the market price of the Ordinary Shares, subject to our approval. The Noteholders are prohibited from converting the Convertible Notes to the extent they (together with their affiliates) would beneficially own more than 4.99% of our outstanding Ordinary Shares (subject to increase to 9.99% if our market capitalization is less than US$10,000,000). Through May 7, 2020, we approved the conversion of US$650,000 (approximately NZ$1,015,000) in outstanding balance of the amended Convertible Notes at the floating conversion price and issued 2,087,532 Ordinary Shares upon such conversions. In addition, in January and February 2020, we entered into amendments to the December 2019 Convertible Note, pursuant to which we temporarily reduced the conversion price of such notes. The Noteholder converted US$625,000 (approximately NZ$975,000) into an aggregate of 864,701 Ordinary Shares pursuant to such temporary reductions.

Each Note SPA includes certain customary representations and warranties and covenants. In addition, we agreed to file a registration statement registering the shares issuable upon conversion of each Convertible Note, ensure such registration statement is declared effective and complete a financing for an additional US$5,000,000, through the sale of equity securities (not including securities with price reset features or with a price that varies with market price), in each case by the deadline set forth in each such Note SPA. Upon each failure by us to comply with one of the covenants set forth in the preceding sentence, the related Convertible Note will be subjected to a 10% premium.

We also granted the Noteholders, for any financing through the sale of equity securities, a right of first offer to complete the financing on substantially the terms contained in the transaction documents for the Convertible Promissory Notes. We further agreed not to engage in sales of equity securities in excess of US$3 million per calendar month (except such limit shall be US$1.5 million for April and May 2020) or US$15 million cumulatively. The right of first offer and the restriction on sales of equity securities expire under certain conditions as set forth in the Note SPAs, and do not apply to one financing of up to US$12 million, provided the securities are not registered for resale within six months and certain other conditions are met.

Each Convertible Note includes certain customary events of default. Upon the occurrence of an event of default, the holder may accelerate the Convertible Note, such that all amounts due under the Convertible Note, plus up to an additional 25%, will become immediately due and payable. The holder may also increase the interest rate to 22% per annum. Acceleration of each Convertible Note is automatic in the case of events of default relating to our bankruptcy or insolvency.

As of May 7, 2020, the aggregate outstanding balance of the October, November and December 2019 and the January, February and April 2020 Convertible Notes was approximately US$18,820,000 (approximately NZ$29,405,000). As of January 31, 2020, the aggregate outstanding balance of such Convertible Notes was approximately US$12,800,000 (approximately NZ$19,400,000).

We also completed a private placement to one of the Noteholders of a Convertible Promissory Note and a CN Warrant in May 2019. The purchase price of the May 2019 Convertible Note was US$3,000,000 (approximately NZ$4,500,000). The May 2019 Convertible Note bore interest at 10% per annum, compounded daily, and would have matured 18 months after its issuance. Pursuant to the May 2019 Note SPA, a 10% original issue discount and certain expenses of the Noteholder were added to the principal balance, resulting in an aggregate initial principal balance of the May 2019 Convertible Notes of US$3,320,000 (NZ$5,030,303). In addition, the Noteholder had the right to exchange the CN Warrant for a 5% increase in the outstanding balance of the Convertible Note, a right the Noteholder exercised. From November 2019 through January 2020, we entered into a series of exchange agreements with the Noteholder of the May 2019 Convertible Note, pursuant to which the Noteholder exchanged the entire outstanding balance of the May 2019 Note for an aggregate of 1,985,259 Ordinary shares.

Other Indebtedness

We have additional indebtedness outstanding relating to a promissory note that originally was convertible, but as to which the conversion right has expired. The amount outstanding under this note was $1.315m and $1.237m as of January 31, 2020 and 2019, respectively.

C. Research and Development, Patents and Licenses

We do not have any set research and development policies and have not spent a significant amount on research and development in the last three fiscal years

D. Trend Information

For a discussion of trends relating to revenues, please see Item 5.A of this Annual Report, “Operating Results,” contained in this Annual Report and incorporated herein by reference.

E. Off-balance Sheet Arrangements

Except for amounts due under operating lease commitments disclosed below under Item 5.F of this Annual Report, “Contractual Obligations,” we do not have any material off-balance sheet commitments or arrangements.

F. Contractual Obligations

As of January 31, 2020, our contractual, obligations, excluding trade creditors, were as set forth below:

Thousands of NZ$	Total January 31, 2020	Not later than one year	Between one year and five years	Later than five years

Bank loan	17,900	17,900	0	0
Convertible notes	19,698	0	19,698	0
Other loans	1,315	1,315	0	0
Contracted commitments(1)	5,392	5,392	0	0
Payments under lease agreements	28,897	9,409	19,311	177
Total	73,201	34,016	39,009	177

(1)	On January 31, 2020 the Group, through mutual consent, terminated the license agreement with Heidi Klum and Heidi Klum Company LLC.

G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act applies to forward-looking information provided under “Off-Balance Sheet Arrangements” and “Contractual Obligations.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Currently, our officers and directors are as follows:

Name	Age	Position

Justin Davis-Rice	49	Executive Chairman and Director
Anna Johnson	49	Chief Executive Officer
Cheryl Durose	48	Chief Financial Officer
Kelvin Fitzalan	50	Independent Non Executive Director
Paul Hayes	54	Independent Non Executive Director
Andrew Shape	47	Independent Non Executive Director

Justin Davis-Rice has been a member of our board of directors since our formation and has served as our Executive Chairman since April 2019. Prior to becoming Executive Chairman, Mr. Davis-Rice served as our Chief Executive Officer (commencing upon the consummation of the Transactions) and as the Chief Executive Officer of Bendon (commencing in May 2010). As Chief Executive Officer, he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Prior to joining the Company, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010. Mr. Davis-Rice helped turn Pleasure State into a business with multi-million-dollar earnings. Mr. Davis-Rice has served as a member of Naked (NV)’s board of directors since January 2017. The Company believes Mr. Davis-Rice’s experience in the fashion industry makes him well suited to serve as a member of the board of directors.

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

Cheryl Durose became our Chief Financial Officer in January 2020. She has over 20 years of experience in key finance, planning and business partnering roles with high profile businesses. Prior to joining us, Ms. Durose spent 10 years in several roles within The Warehouse Group. Most recently, from 2017 to 2019, she served as the Chief Financial Officer of the Noel Leeming and Torpedo7 Group (part of The Warehouse Group), a retailer specializing in consumer electronics, appliances, bike, apparel and outdoor adventure. She also served in several roles of increasing responsibility at Warehouse Stationery Limited (part of The Warehouse Group), a retailer specializing in technology, office and stationery equipment. From 2009 to 2011, she was Finance Manager, from 2011 to 2014, she was Head of Finance, and from 2014 to 2017, she was Chief Financial Officer of Warehouse Stationery Limited. Prior to joining The Warehouse Group, from 1994 to 2008, she served in a several roles with adidas UK Ltd and adidas Area North Europe and as a consultant to adidas (NZ) Ltd. Ms. Durose received her Bachelor of Science (with honors) from Salford University, U.K. She is qualified under the Chartered Institute of Management Accountants.

Kelvin Fitzalan became a member of our board of directors in July 2019. He is a tax professional with approximately 30 years of experience working with closely held active businesses and their owners across a wide range of industries. He has been a senior partner at Rothsay Chartered Accountants since January 2019. From September 2006 to December 2018, he was a senior partner at PwC Australia. Prior to working at PwC Australia, Mr. Fitzalan held roles of increasing responsibility at Deloitte Australia, Arthur Andersen, Nexia Australia and StewartBrown Chartered Accountants. He holds a Master of Taxation (Honours) and a Bachelor of Business from the University of Technology Sydney. Mr Fitzalan holds directorships with taxxat pty ltd, a tax advisory company and Chairman of Sumo Australia Pty Limited an energy and telecommunications retailer as well as a member of the advisory board assisting Partners for Growth LLC an alternate lender to the Venture Capital Industry. He also is a chartered accountant with the Chartered Accountants of Australia and New Zealand and a chartered tax advisor with The Tax Institute (Australia).

Paul Hayes became a member of our board of directors upon consummation of the Transactions. Mr. Hayes also served as a member of Naked (NV)’s board of directors from February 2015 until the consummation of the Transactions. Mr. Hayes, a certified public accountant, has been the Vice President Finance for Parfums de Coeur Ltd, a beauty and wellness products concern, since September 2014. From October 2013 to August 2014 he was an independent consultant providing advice to a range of companies in the areas of financial reporting, systems implementation, risk management, and compliance. Through September 2013 and for more than five years previous he was with The Warnaco Group, Inc. in several roles of financial leadership. He has extensive global experience managing and driving growth in a wide range of industries, particularly in the intimate apparel and sleepwear categories through his tenure at Calvin Klein. Mr. Hayes is a Certified Public Accountant and led the commercial finance and accounting team for the $500 million Calvin Klein brand business in Europe in his capacity as Chief Financial Officer for the Europe region of The Warnaco Group. Previously, he held senior positions at Nokia Corporation and Deloitte & Touche LLP. Mr. Hayes received a BBA from Iona College and an MBA from New York University Leonard N. Stern School of Business. The Company believes Mr. Hayes’ extensive business experiences in the apparel merchandising industries makes him well suited to serve as a member of the board of directors.

Andrew Shape became a member of our board of directors upon consummation of the Transactions. Mr. Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He also has provided consulting and management services to early stage brands on launching of the brand, creating a marketing plan, establishing distribution models, earning market share, and formulating an exit strategy. Mr. Shape is a co-founder of Stran & Company, Inc., a promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support, and has served as its President since September 1996. Since 2018, he has served as Chief Executive Officer and as a member of the board of directors of Long Blockchain Corp (OTC: LBCC), a public company focused on developing and investing in globally scalable blockchain technology solutions. Prior to forming Stran & Company, Inc., he worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr. Shape received a BA from the University of New Hampshire. The Company believes Mr. Shape’s extensive experience in branding and licensing makes him well suited to serve as a member of the board of directors.

B. Compensation

Compensation of Senior Management/Executive Officers

Justin Davis-Rice, Anna Johnson and Cheryl Durose served as our executive officers as of January 31, 2020. During the 12 months ended January 31, 2020, Carole Hochman served as our Executive Chairman (until February 2019), Howard Herman and David Anderson served as our Chief Financial Officer (until June 2019 and from June 2019 until July 2019, respectively) and David Adams served as our Interim Chief Financial Officer (from July 2019 until January 2020).

During the 12 months ended January 31, 2020, the aggregate amount of compensation paid to our executive officers (former and current) was approximately NZ$3.0m.

Compensation of Non-Executive Independent Directors

Our non-employee directors receive an annual cash fee of US$25,000 and an annual grant of US$35,000 of Ordinary Shares for service on our board of directors. In addition, the chair of our audit committee receives an additional annual cash fee of US$10,000, the chair of our compensation committee receives an additional annual cash fee of US$5,000 and the chair of our nominating committee receives an additional annual cash fee of US$5,000. In addition, one of our non-employee directors also receives an additional fee of US$25,000 and an annual grant of US$35,000 of ordinary shares for service as a director of FOH, our wholly owned subsidiary.

During the twelve months ended January 31, 2020, the aggregate amount of compensation paid to our non-employee directors was US$0.2m (NZ0.3m). The following table sets forth the compensation of each of our non-employee directors for the twelve months ended January 31, 2020 in U.S. dollars:

Name and Principal Position	Cash Fees	Equity	All Other Compensation	Total
Kelvin Fitzalan	$12,917	$-	$-	$12,917
Paul Hayes	$35,000	$35,000	$-	$70,000
Andy Shape	$60,000	$70,000	$-	$130,000

C. Board Practices

Director Term of Office

Each director will serve until our next annual general meeting, if one is called for, and until his successor is elected and qualified. Each of our directors has served since the consummation of the Transactions in June 2018, except for Mr. Fitzalan, who has served since July 2019. We have not entered into service or similar contracts with our directors.

Independence of Directors

The Ordinary Shares are listed on Nasdaq. As a result, we adhere to the rules of Nasdaq in determining whether a director is independent. The rules of Nasdaq general define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with these rules and all relevant securities and other laws and regulations regarding the independence of directors. Based on the foregoing, we have determined that Messrs. Fitzalan, Hayes and Shape are independent directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Committees

We have separately standing audit, corporate governance and nominating and compensation committees.

Audit Committee Information

We have an audit committee of the board of directors, comprised of Messrs. Hayes and Shape. Each of the members of the audit committee is independent under the applicable listing standards and the rules and regulations of the SEC. Pursuant to the Nasdaq listing rules, we follow home country corporate governance practices (in our case Australian) in lieu of the otherwise applicable Nasdaq requirement that our audit commit consist of at least three members. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

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

D. Employees

For information about the Company’s employees, see Item 4.B of this Annual Report, “Business Overview—Additional Information—Employee Relations,” contained in this Annual Report and incorporated herein by reference.

E. Share Ownership

Disclosure relating to the share ownership of the persons listed in Item 6.B of this Annual Report, “Compensation,” is set forth in Item 7.A of this Annual Report, “Major Shareholders,” and such disclosure is incorporated herein by reference

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of May 7, 2020:

●	each person expected by us to be the beneficial owner of more than 5% of the outstanding Ordinary Shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. The beneficial ownership of Ordinary Shares is based on 7,168,958 Ordinary Shares issued and outstanding. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. None of the major shareholders have different voting rights from other shareholders.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
Current Directors and Officers:
Justin Davis-Rice(2)	16,853	*
Anna Johnson	—	*
Cheryl Durose	—	*
Kelvin Fitzalan	—	*
Paul Hayes	351	*
Andrew Shape	351	*
All directors and executive officers (5 persons)	17,555	*
Five Percent Holders:
Fife Trading, Inc.(3)	795,666	9.99%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Bendon Limited, 1/23 Court Road, Double Bay, NSW 2028 Australia.

(2)	Includes (i) 9,973 Ordinary Shares held by PS Holdings No. 2 Pty Ltd., which is controlled by Mr. Davis-Rice, and (iii) 291 Ordinary Shares held by Nesriver Pty Ltd., which is controlled by Mr. Davis-Rice.

(1)	Includes Ordinary Shares underlying the Convertible Notes issued to St. George Investments, LLC and Iliad Research and Trading, L.P. in October, November and December 2019 and January, February and April 2020. The Convertible Notes are convertible into approximately 4,600,000 ordinary Shares (assuming that the balance of each such note as of May 7, 2020 was converted in full at the fixed conversion price provided in each such note). Furthermore, the number of Ordinary Shares ultimately issued in respect of our outstanding Convertible Notes issued in October and November 2019 may be substantially greater than the amount set forth above, because such notes also may be converted at a floating conversion price based on the current market price of our Ordinary Shares, provided we approve such conversions. The holders of the Convertible Notes are prohibited from converting the Convertible Notes to the extent the holders (together with their affiliates) would beneficially own more than 4.99% of our outstanding Ordinary Shares (subject to increase to 9.99% if our market capitalization is less than $10,000,000). The beneficial ownership set forth in the table above gives effect to the foregoing limit. St. George Investments, LLC previously held the Convertible Note issued in May 2019, which was exchanged in full for Ordinary Shares between November 2019 and January 2020. John M. Fife is the president of Fife Trading, Inc., which is the manager of St. George Investments, LLC and the manager of the general partner of Iliad Research and Trading, L.P. The business address of Mr. Fife, Fife Trading, Inc., St. George Investments, LLC and Iliad Research and Trading, L.P. is 303 East Wacker Drive, Suite 1040, Chicago, IL 60601

As of May 7, 2020, we had 7,168,958 Ordinary Shares outstanding. Based on information known to us, as of May 7, 2020, 4,455 Ordinary Shares were being held in the U.S. by 70 holders of record and 227,917 of Ordinary Shares were being held in Australia and other countries by 60 holders of record. Substantially all of the Ordinary Shares are held in “street name” or otherwise by nominee companies, so we cannot be certain of the identity of those beneficial owners.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

B. Related Party Transactions

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

Related Party Transactions

Since the beginning of our last fiscal year, we have been party to the following transactions and loans with (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

On March 27, 2019, we sold 45,106 Ordinary Shares in a private placement to certain accredited investors, including Justin Davis-Rice, at the time our Chief Executive Officer, at a per share price of US$25.50 (the closing bid price on the immediately preceding day). The investors also received warrants to purchase 100% of the number of Ordinary Shares for which they had subscribed. The warrants have an exercise price of US$30.60 and expire two years from the date of issuance. The exercise price and the number of shares covered by the warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole.

We are party to compensation arrangements with our directors and executive officers. For more information, see Item 6.B of this Annual Report, “Compensation.”

Summary of Shareholder Loans

Below is a summary of loans to and from entities owned or controlled by our shareholders during the last three fiscal years:

	Opening balance	Closing balance

Loans to related parties
Cullen Investments Limited
January 31, 2020	$—	$—
January 31, 2019	11,535,677	—
January 31, 2018	13,051,321	11,535,677
Whitespace Atelier Limited
January 31, 2020	281,714	—
January 31, 2019	272,665	281,714
January 31, 2018	—	272,665
FOH Online Corp.
January 31, 2020	—	—
January 31, 2019	3,518,009	—
January 31, 2018	—	3,518,009

Loans from related parties
SBL Holdings, Limited
January 31, 2020	(1,448,646)	—
January 31, 2019	—	(1,448,646)
Naked Brand Group, Inc.
January 31, 2020	—	—
January 31, 2019	(1,368,577)	—
January 31, 2018	—	(1,368,577)
EJ Watson
January 31, 2020	(2,289,212)	—
January 31, 2019	—	(2,289,212)

Beginning February 1, 2017, Whitespace Atelier Limited (“Whitespace”), which was owned by one of our shareholders, was engaged by us to procure stock from various suppliers at competitive prices. During the 12 months ended January 31, 2019 and 2018, purchases amounting to $12,720,499 and $13,281,727, respectively, were made from Whitespace. As at January 31, 2019 and 2018, we had made prepayments to Whitespace amounting to $281,714 and $272,665. At January 31, 2020, Whitespace was not a related party.

Subsequent to the consummation of the Transactions on June 19, 2018, Naked (NV) and Bendon became subsidiaries of ours. Accordingly, as at January 31, 2020 and 2019, the balances between the subsidiaries were eliminated in our balance sheet. As at January 31, 2018, the balances between the subsidiaries were $1,368,557.

On November 15, 2018, we and our wholly-owned subsidiary, Bendon, entered into a Stock Purchase Agreement with the shareholders of FOH, including Cullen, at the time a significant shareholder of ours. Pursuant to the agreement, on December 6, 2018, we purchased all of the issued and outstanding shares of FOH. Under the terms of the agreement, we paid a purchase price of approximately US$18.2 million, as follows (i) Bendon forgave all of debt owed to it by FOH and Cullen, in the aggregate amount of approximately US$9.9 million, and (ii) we issued 3,765,087 of our Ordinary Shares to FOH’s shareholders, valued at a price per share of US$2.20. We also agreed to satisfy certain obligations with respect to certain claims involving the parties.

During the year, a financial liability relating to a shareholder loan created on the acquisition of FOH was derecognised as the current acquisition accounting results in a debt free balance with the shareholder. This adjustment is reflected in the January 31, 2020 accounts in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for accrued and capitalised interest. Further information can be found in note 17 of the consolidated financial statements.

During the 12 months ended January 31, 2019, a shareholder, SBL Holdings, Limited, loaned the business funds to be utilised as working capital in the business.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Annual Report, “Financial Statements.”

Legal Proceedings

See Item 4.B of this Annual Report, “Business Overview—Additional Information—Legal Proceedings.”

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

B. Significant Changes

Except for the events described in Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments,” we have not experienced any significant changes since the date of our audited annual consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “NAKD.” The Ordinary Shares are not listed on any exchange or traded in any market outside of the U.S.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A of this Annual Report, “Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Constitution

See Exhibit 2.2 of this Annual Report, which is incorporated herein by reference.

C. Material Contracts

The following summarizes each material contract, other than contracts entered into in the ordinary course of business, to which we or any subsidiary of ours is a party, for the preceding two years.

Deed of Lease. Bendon Pty Limited’s lease for the property located in Alexandria, Australia has an expiry of July 2020, and the office closed at the end of April 2020. Bendon has renegotiated a new lease for the property located in Airpark Drive. The term is for six years commencing May 1, 2018 and annual rental of circa NZD$1.4m per annum.

Heidi Klum License Agreement. In September 2014, Bendon signed a seven-year license agreement with Heidi Klum for the design, manufacture and sale of Heidi Klum branded intimate apparel and swimwear. The initial term was to expire in December 2021 and was renewable for additional periods of five years at our discretion. On January 31, 2020, we entered into an agreement terminating the license agreement with Heidi Klum. The termination agreement provides that we may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. We will pay a termination fee to Heidi Klum Company, LLC in lieu of further royalties, payable in installments through December 30, 2020. We will continue to own the product designs developed by us and all product designs used by us pursuant to the license agreement.

Frederick’s of Hollywood License Agreement. In June 2015, FOH signed a license agreement with ABG, the owner of the Frederick’s of Hollywood brand. In April 2020, FOH entered into an amended and restated license agreement with ABG. The amended and restated agreement will become effective January 1, 2021 and have an initial term lasting until December 31, 2025. FOH will have nine options to renew the agreement for a period of five years each. The original agreement will remain in effect until effective date of the amended and restated agreement. Pursuant to the amended and restated agreement, FOH will continue to have a license to use certain Frederick’s of Hollywood trademarks to manufacture and sell certain lingerie, sleepwear, and swimwear products, in the United States, Australia, and New Zealand, through the Frederick’s of Hollywood website and through retail channels owned and/or operated by FOH and its affiliates, including Bendon. The license to use the trademarks to sell the licensed products through the Frederick’s of Hollywood website is exclusive. Under the amended and restated agreement, FOH will pay ABG certain royalties and will pay a portion of net sales of the licensed products to a common marketing fund. In addition, FOH committed to spend a portion of net sales of the licensed products on advertising. The amended and restated agreement contains certain customary representations and warranties of the parties and customary indemnification provisions. ABG has the right to suspend or terminate the amended and restated agreement upon the occurrence of certain events, including upon a failure to make payment when due or upon a material uncured or repetitive breach of the agreement.

Agreement and Plan of Reorganization. On June 19, 2018, we consummated the transactions contemplated by that certain Merger Agreement, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018, by and among our us, Naked (NV), Bendon Limited, Merger Sub and the Principal Shareholder, at the time the owner of a majority of the outstanding shares of Bendon Limited. The Merger Agreement is more fully described Item 4.A of this Annual Report, “History and Development of the Company.”

Stock Purchase Agreement. On November 15, 2018, we and our wholly-owned subsidiary, Bendon, entered into a stock purchase agreement with the shareholders of FOH, including Cullen, at the time a significant shareholder of the Company. Pursuant to the agreement, on December 6, 2018, we purchased all of the issued and outstanding shares of FOH, in order to gain direct ownership of the Frederick’s of Hollywood license arrangement FOH had with ABG. The stock purchase agreement is more fully described in Item 4.A of this Annual Report, “History and Development of the Company,” and in the Report of Foreign Private Issuer on Form 6-K filed by us on November 21, 2018, and such descriptions are incorporated herein by reference.

BNZ Facility Agreement. Effective March 12, 2020, we entered into the Restated Facility Agreement that amended and restated that certain Facility Agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, the Guarantors, as guarantors, and BNZ, as lender. Under the Restated Facility Agreement, BNZ will continue to make available (i) the Revolving Facility, for which the facility limit, as amended, currently is $16.7 million, and (ii) the Instrument Facility, for which the facility limit is $1.345 million. The Convertible Notes, the CN Warrants and the Note SPAs are more fully described in Item 5.B of this Annual Report, “Liquidity, and Capital Resources,” and such description is incorporated herein by reference.

Convertible Note Transaction Documents. In each of October, November and December 2019 and January, February and April 2020, we completed a private placement to one of the Noteholders of a Convertible Note and a CN Warrant, in each case pursuant to a Note SPA. The aggregate purchase price of the Convertible Notes was US$15,500,000 (approximately NZ$23,500,000). Each of the Convertible Notes bears interest at 20% per annum, compounded daily, and matures 24 months after its issuance. We also completed a private placement to one of the Noteholders of a Convertible Promissory Note and a CN Warrant in May 2019. The purchase price of the May 2019 Convertible Note was US$3,000,000 (approximately NZ$4,500,000). The Convertible Notes, the CN Warrants and the Note SPAs are more fully described in Item 5.B of this Annual Report, “Liquidity, and Capital Resources,” and such description is incorporated herein by reference.

D. Exchange Controls

Under Australian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of Ordinary Shares. This discussion is based on the laws in force as at the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the U.S. and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of Ordinary Shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the U.S., and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of Ordinary Shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the U.S. and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

In this section, we discuss certain material U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of Ordinary Shares by a U.S. holder, as defined below, that will hold the Ordinary Shares as capital assets within the meaning of Section 1221 of Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of Ordinary Shares or that such a position would not be sustained. We do not discuss the tax consequences to any particular U.S. holder nor any tax considerations that may apply to U.S. holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold Ordinary Shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (directly, indirectly or constructively) 10% or more of our equity or persons that are not U.S. holders.

In this section, a “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of Ordinary Shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold Ordinary Shares should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, AS WELL AS STATE, LOCAL AND NON-U.S., TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND DISPOSING OF NAKED ORDINARY SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL AND OTHER TAX LAWS.

Dividends

Subject to the passive foreign investment company (“PFIC”) rules, discussed below, U.S. holders will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of Ordinary Shares, with respect to Ordinary Shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of actual or constructive receipt. To the extent, if any, that the amount of any distribution by us is not a dividend because it exceeds the U.S. holder’s pro rata share of our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of capital and reduce (but not below zero) the U.S. holder’s tax basis in the Ordinary Shares. Thereafter, to the extent, if any, that the amount of any distribution by us exceeds the adjusted tax basis of the U.S. holder’s Ordinary Shares, the remainder will be taxed as capital gain. Notwithstanding the foregoing, there can be no assurance that we will maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, U.S. holders should therefore assume that any distribution with respect to the Ordinary Shares will constitute ordinary dividend income and that any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

Subject to the PFIC rules, discussed below, certain distributions treated as dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for a preferential U.S. federal income tax rate (currently a maximum tax rate of 20%), subject to certain minimum holding period requirements and other limitations. A foreign corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) may be a “qualified foreign corporation” if (i) it is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Secretary of Treasury determines is satisfactory for this purpose and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect to be considered a qualified foreign corporation with respect to the Ordinary Shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the U.S. and because we expect the Ordinary Shares will continue to be listed on the Nasdaq Capital Market (although there can be no assurance that the Ordinary Shares will remain so listed). Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers. The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. holders who meet certain modified adjusted gross income thresholds.

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

If Australian dollars so received are not converted into U.S. dollars on the date of actual or constructive receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to Ordinary Shares generally will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

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

Sale or Exchange of Ordinary Shares

Subject to the PFIC rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of Ordinary Shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the Ordinary Shares. This gain or loss recognized on a sale, exchange or other disposition of Ordinary Shares will generally be long-term capital gain or loss if the U.S. holder has held the Ordinary Shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of Ordinary Shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

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

The determination of whether or not we are or will become a PFIC is a factual determination that must be determined annually at the close of each taxable year. We do not believe that we are a PFIC for U.S. federal income tax purposes for the taxable year ended January 31, 2020. Similarly, we do not anticipate being classified as a PFIC for the taxable year ended January 31, 2021 or in the foreseeable future. Notwithstanding the foregoing, because PFIC status is a fact-intensive determination made on an annual basis, and also may be affected by the application of the PFIC rules, which are subject to differing interpretations, no assurance can be given that we are not, or will not become in any future taxable year, a PFIC. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year and also expresses no opinion with respect to our predictions regarding our PFIC status in the future. Prospective investors should consult their own tax advisors regarding our potential PFIC status.

If we are a PFIC for any taxable year during which a U.S. holder holds Ordinary Shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such Ordinary Shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the Ordinary Shares cannot be treated as capital gains, even if the Ordinary Shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of Ordinary Shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

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

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to the Ordinary Shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your Ordinary Shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the Ordinary Shares is made, the electing U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the holder’s taxable year over the adjusted basis in such Ordinary Shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. The tax basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Ordinary Shares are listed on the Nasdaq Capital Market and, consequently, we expect that, assuming the Ordinary Shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

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

Backup Withholding Tax and Information Reporting Requirements

U.S. holders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on payments of dividends on, and the proceeds from the disposition of, Ordinary Shares unless, when required, they fail to demonstrate their exempt status. Other U.S. holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Ordinary Shares if they fail to furnish their correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. Information reporting requirements generally will apply to payments of dividends on, and the proceeds from the disposition of, Ordinary Shares to a U.S. holder that is not an exempt recipient. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

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

Certain U.S. holders who are individuals may be required to report information relating to an interest in the Ordinary Shares, subject to certain exceptions by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. holders are urged to consult their tax advisers regarding their reporting obligation in connection with their ownership and disposition of the Ordinary Shares.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN NAKED ORDINARY SHARES. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.

Australian Tax Considerations

In this section, we discuss the material Australian income tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the Ordinary Shares. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than transfer duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (Foreign Shareholders) will be subject to dividend withholding tax, to the extent the dividends are not foreign sourced and declared to be conduit foreign income (CFI) and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the U.S., the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the U.S. is beneficially entitled is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to nil.

Tax on Sales or other Dispositions of Shares — Capital gains tax

Foreign Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years.

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the U.S. and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%, which may not be available for non-resident shareholders. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. Non-resident shareholders are urged to obtain tax advise as required.

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

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the U.S. and Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports on Form 20-F and furnish certain reports and other information with the SEC as required by the Exchange Act in accordance with our status as a foreign private issuer. You may read and copy any report or other document filed or furnished by us, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this Annual Report. Please direct such requests to us, Attention Justin Davis-Rice, Naked Brand Group Limited, c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia.

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

We have no open forward exchange contracts at January 31, 2020.

Interest Rate

We are exposed to interest rate risk as funds are borrowed at floating and fixed rates. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Our policy is to minimise interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. At January 31, 2020, we are exposed to changes in market interest rates through its bank borrowings, which are subject to variable interest rates.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

During the 12 months ended January 31, 2020, we had breached certain of the financial covenants contained in the facility agreement governing our loan from BNZ over the financial year. We were, however, compliant in January and February 2020. Effective March 12, 2020, we entered into the Restated Facility Agreement with BNZ. We are unlikely to be compliant with financial covenants under the Restated Facility Agreement, due to the impact of COVID-19, and we are currently in negations with BNZ to revise these temporarily. See Item 5.B of this Annual Report, “Liquidity, and Capital Resources.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the Securities and Exchange Commission, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Executive Chairman (our principal executive), Chief Executive Officer and Chief Financial Officer (principal financial officer), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2020 under the supervision of our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Company Chief Executive Officer and Company Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of January 31, 2020, due to the material weakness described below.

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

Any system of internal control, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the inherent limitations in all internal control systems, no system of internal control over financial reporting can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of January 31, 2020, due to the material weaknesses described below.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our fiscal year 2020 consolidated financial statements, the matters involving internal controls and procedures that our management considered to be material weaknesses were the following:

1)	Lack of skilled resources and lack of expertise with complex IFRS and SEC reporting matters. There has been a high turnover of staff during the financial period.

2)	No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures.

3)	We did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of IFRS commensurate with management’s financial reporting requirements.

4)	Lack of regular Compensation Committee meetings held during the year.

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

Management’s Plan for Remediation of Material Weaknesses

We have implemented and plan to implement the following actions to address the material weaknesses:

●	Just prior to year-end, we appointed a new Chief Financial Officer who has begun to increase the resources in the finance team and establish additional senior permanent roles.

●	By the end of the first half of fiscal year 2021, with the assistance of third party consultants, we will have reviewed all our internal controls and will recommend improvements.

●	We intend to hold regular compensation meetings in fiscal year 2021.

We cannot guarantee that we will be able to complete such actions successfully. In addition, such actions may not be effective in remediating these material weaknesses. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur, or other material weaknesses could occur in the future. Even if we are able to complete these planned remediation activities successfully, there is no assurance that these measures will address our material weaknesses effectively. In addition, it is possible that we will discover additional material weaknesses in the future.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended January 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

For information about our audit committee financial expert, see Item 6.C of this Annual Report, “Board Practices—Financial Experts on Audit Committee,” which is incorporated herein by reference.

ITEM 16B. CODE OF ETHICS

Effective upon consummation of the Transactions, we adopted a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Ethics is posted on our website at www.nakedbrands.com. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our audit committee of the board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

	12 Months Ended Jan. 31, 2020	12 Months Ended Jan. 31, 2019	12 Months Ended Jan. 31, 2018
BDO
Audit Fees	$403,000	$-	$-
Taxation Fees	-	-	-
Other	266,000	-	-
Total	669,000	-	-

PriceWaterhouseCoopers Australia
Audit Fees	$-	$477,000	$485,000
Taxation Fees	-	32,706	-
Other	10,000	402,800	-
Total	10,000	912,506	485,000

Network firms of PricewaterhouseCoopers Australia
Taxation fees	-	137,263	27,858
Total	-	137,263	27,858

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See Item 16G of this Annual Report, “Corporate Governance,” which is incorporated herein by reference.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 10, 2019, following the approval of our audit committee, we engaged BDO Audit Pty Ltd as the principal accountant to audit our financial statements and, in connection with the engagement of BDO, PricewaterhouseCoopers resigned as our principal accountant for the year ending January 31, 2020, all as more fully described in our Report of Foreign Private Issuer filed on October 16, 2019, which description is incorporated herein by reference.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Listing Rules allow foreign private issuers, such as the Company, to follow home country corporate governance practices (in our case Australian) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In order to rely on this exception, we are required to disclose each Nasdaq Listing Rule that we do not follow and describe the home country practice we do follow in lieu thereof. In accordance with this exception, we intend to follow Australian corporate governance practices in lieu of the following Nasdaq corporate governance standards:

●	We will follow Australian law and corporate governance practices in lieu of the requirement under the Nasdaq Listing Rules to have a majority of board of directors be comprised of independent directors. Australian law and generally accepted business practices in Australia do not require that a majority of our board of directors be independent and, accordingly, we will claim the exemption for foreign private issuers with respect to the Nasdaq majority of independent directors requirement.
●	We will follow Australian law and corporate governance practices in lieu of the requirement under the Nasdaq Listing Rules to have three members of our audit committee. Australian law and generally accepted business practices in Australia do not require that our audit committee have three members and, accordingly, we will claim the exemption for foreign private issuers with respect to the Nasdaq requirement to have three members of such committee.
●	We will follow Australian law and corporate governance practices in lieu of the requirement under Nasdaq Listing Rules that a quorum for a meeting of shareholders may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our constitution provides that a quorum is two or more shareholders present at the meeting of shareholders and entitled to vote on a resolution at the meeting and, accordingly, we will claim the exemption for foreign private issuers with respect to the Nasdaq quorum requirement.
●	We will follow Australian law and corporate governance practices in lieu of the requirements under the Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with a change of control, certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other equity compensation plans or arrangements. Applicable Australian law prohibits the acquisition of a relevant interest in voting shares of a public company such as Naked, if, because of that transaction, a person’s voting power in the company increases from under 20% to over 20% or increases from a starting point that is above 20% and below 90%. This prohibition is subject to a number of exceptions including where the acquisition is approved by a resolution of shareholders of the company in which the acquisition is made. Due to differences between Australian law and corporate governance practices and the Nasdaq Listing Rules, we will claim the exemption for foreign private issuers with respect to the Nasdaq shareholder approval requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Annual Report, “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Form of Constitution (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-223786) filed by the registrant).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-223786) filed by the registrant).

2.2	Description of registered securities.

4.1	Merger Agreement (incorporated by reference to Annex A, A-1, A-2, A-3, A-4 and A-5 of the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333-223786) filed by the registrant).

4.2	Agreement to Lease, dated September 11, 2018, by and between Airpark Nominees Limited and Bendon Limited.

4.3	Stock Purchase Agreement dated November 15, 2018, by and among the stockholders of FOH Online Corp., Naked Brand Group Limited, Bendon Limited and FOH Online Corp. (incorporated by reference to Exhibit 2.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 21, 2018).

4.4	Deed of Amendment and Restatement, dated as of March 12, 2020, by and among Bendon Limited, as borrower, certain affiliates thereof, as guarantors, and Bank of New Zealand, as lender (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 12, 2020).

4.5.1**	License Agreement, dated June 18, 2015, by and between ABG-Frederick’s of Hollywood, LLC and FOH Online Corp. (incorporated by reference Exhibit 4.6 to the Annual Report on Form 20-F filed by the registrant on June 14, 2019).

4.5.2**	Amended and Restated License Agreement, dated as of April 23, 2020, by and between ABG-Frederick’s of Hollywood, LLC and FOH Online Corp. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 30, 2020).

4.6.1	Convertible Note issued as of October 4, 2019 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 9, 2019).

4.6.2	Securities Purchase Agreement, dated as of October 4, 2019, by and among Naked Brand Group Limited and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 9, 2019).

Exhibit No.	Description
4.6.3	Deed of Subordination, dated as of October 4, 2019, by and among Naked Brand Group Limited, Bank of New Zealand and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 9, 2019).

4.7.1	Convertible Note issued as of November 12, 2019 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 15, 2019).

4.7.2	Securities Purchase Agreement, dated as of November 12, 2019, by and among Naked Brand Group Limited and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 15, 2019).

4.7.3	Deed of Subordination, dated as of November 12, 2019, by and among Naked Brand Group Limited, Bank of New Zealand and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 15, 2019).

4.8.1	Convertible Note issued as of December 19, 2019 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on December 20, 2019).

4.8.2	Securities Purchase Agreement, dated as of December 19, 2019, by and among Naked Brand Group Limited and St. George Investments LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on December 20, 2019).

4.8.3	Deed of Subordination, dated as of December 19, 2019, by and among Naked Brand Group Limited, Bank of New Zealand and St. George Investments LLC (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on December 20, 2019).

4.9.1	Convertible Note issued as of January 9, 2020 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on January 10, 2020).

4.9.2	Securities Purchase Agreement, dated as of January 9, 2020, by and among Naked Brand Group Limited and St. George Investments LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on January 10, 2020).

4.9.3	Deed of Subordination, dated as of January 9, 2020, by and among Naked Brand Group Limited, Bank of New Zealand and St. George Investments LLC (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on January 10, 2020).

4.10.1	Convertible Note issued as of February 11, 2020 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 13, 2020).

4.10.2	Securities Purchase Agreement, dated as of February 11, 2020, by and among Naked Brand Group Limited and St. George Investments LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 13, 2020).

4.10.3	Deed of Subordination, dated as of February 11, 2020, by and among Naked Brand Group Limited, Bank of New Zealand and St. George Investments LLC (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 13, 2020).

4.11.1	Convertible Note issued as of April 15, 2020 (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 16, 2020).

4.11.2	Securities Purchase Agreement, dated as of April 15, 2020, by and among Naked Brand Group Limited and St. George Investments LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 16, 2020).

Exhibit No.	Description

4.11.3	Deed of Subordination, dated as of April 15, 2020, by and among Naked Brand Group Limited, Bank of New Zealand and St. George Investments LLC (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 16, 2020).

4.12	Global Amendment, dated as of April 9, 2020, by and between Iliad Research and Trading, L.P. and Naked Brand Group Limited (incorporated by reference to Exhibit 10.4 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 16, 2020).

4.13*	Bendon Group Holdings Limited 2017 Equity Incentive Plan (incorporated by reference to Annex C of the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333-223786) filed by the registrant).

8.1	List of subsidiaries.

11.1	Code of ethics (incorporated by reference Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on June 14, 2019).

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a).

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a).

13.1	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from PricewaterhouseCoopers (incorporated by reference to Exhibit 15 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 16, 2019).

15.2	Consent of BDO Audit Pty Ltd.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Management compensation contract, plan or arrangement.

**	Certain provisions of this exhibit have been omitted, as such provisions (i) are not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Naked Brand Group Limited

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

By:	/s/ Cheryl Durose
Name:	Cheryl Durose
Title:	Chief Financial Officer

Date: May 8, 2020

Naked Brand Group Limited

Consolidated Financial Statements

(Expressed in New Zealand Dollars)

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Naked Brand Group Limited

Building 7B, Huntley Street

Alexandria, NSW Australia 2015

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Naked Brand Group Limited (the ‘Company’) as of January 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2020, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

BDO Audit Pty Ltd

Tim Aman
Director

We have served as the Company’s auditor since 2019.

Sydney, NSW, Australia

May 8, 2020

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

	Note	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Revenue	5	90,065	111,920	131,388
Cost of goods sold		(56,247)	(74,480)	(87,459)
Gross profit		33,818	37,440	43,929
Brand management		(35,555)	(49,256)	(53,653)
Administrative expenses		(11,837)	(3,432)	(4,131)
Corporate expenses		(12,772)	(14,145)	(12,851)
Finance expense	7	(5,213)	(4,041)	(8,791)
Brand transition, restructure and transaction expenses		(14,593)	(10,075)	(3,272)
Impairment expense	6	(8,904)	(8,173)	(1,914)
Other foreign currency gains	8	615	1,963	757
Interest income		12	-	-
Gain on sale of intangible assets		906	-	-
Fair value gain/(loss) on Convertible Notes derivative		-	(775)	2,393
Loss before income tax	6	(53,523)	(50,494)	(37,533)
Income tax (expense)/benefit	10	(782)	1,274	(60)
Loss for the period		(54,305)	(49,220)	(37,593)
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	24	2,131	(7)	148
Other comprehensive income/(loss) for the period, net of tax		2,131	(7)	148
Total comprehensive income/(loss) for the period		(52,174)	(49,227)	(37,445)
Total comprehensive income/(loss) attributable to:
Owners of Naked Brand Group Limited		(52,174)	(49,227)	(37,445)

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

	Note	For the Year Ended 31 January 2020	For the Year Ended 31 January 2019	For the Year Ended 31 January 2018
Loss per share for profit from continuing operations attributable to the ordinary equity holders of the Group:
Basic loss per share (NZ$)	25	(34.74)	(200.77)	(179.03)
Diluted loss per share (NZ$)	25	(34.74)	(200.77)	(179.03)

On 20 December 2019 the company executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the calculation of loss per share for the comparative periods. More details are contained in note 25.

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Balance Sheet

As at 31 January 2020 and 31 January 2019

	Note	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Assets
Current assets
Cash and cash equivalents	12	3,791	1,962
Trade and other receivables	13	6,057	9,650
Inventories	14	23,539	21,120
Current tax receivable		4	355
Related party receivables	35	-	282
Total current assets		33,391	33,369
Non-current assets
Property, plant and equipment	15	3,037	3,763
Right-of-use assets	16	23,809	-
Deferred tax assets	29	-	692
Intangible assets	17	28,293	37,864
Total non-current assets		55,139	42,319
Total assets		88,530	75,687
Liabilities
Current liabilities
Trade and other payables	19	22,430	35,545
Lease liabilities	22	8,112	-
Borrowings	20	19,215	20,967
Derivative financial instruments	18	-	1,484
Current tax liabilities		-	140
Related party payables	35	-	3,738
Provisions	21	5,844	921
Total current liabilities		55,601	62,795

Naked Brand Group Limited

ACN 619 054 938

Consolidated Balance Sheet

As at 31 January 2020 and 31 January 2019

	Note	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Non-current liabilities
Lease liabilities	22	17,719	-
Borrowings	20	19,698	-
Provisions	21	1,796	2,372
Total non-current liabilities		39,213	2,372
Total liabilities		94,814	65,167
Net (liabilities)/assets		(6,284)	10,519

Equity
Share capital	23	170,193	134,183
Other reserves	24	118	(2,013)
Accumulated losses	26	(176,595)	(121,651)
Total Equity		(6,284)	10,519

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Changes in Equity

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

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

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Changes in Equity

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

	Ordinary Shares NZ$000’s	Retained Earnings/ (Accumulated Losses) NZ$000’s	Foreign Currency Translation Reserve NZ$000’s	Total NZ$000’s
Balance at 1 February 2019	134,183	(121,651)	(2,013)	10,519
Adoption of IFRS 16 (note 3)	-	(639)	-	(639)
Restated total equity at 1 February 2019	134,183	(122,290)	(2,013)	9,880

Loss for the year	-	(54,305)	-	(54,305)
Other comprehensive income for the year	-	-	2,131	2,131
Transactions with owners in their capacity as owners
Issuance new shares for cash	12,586	-	-	12,586
Shares issued in lieu of inventory payment	15,525			15,525
Warrants issued	374	-	-	374
Conversion of debt	1,546	-	-	1,546
Convertible notes converted to equity	5,979	-	-	5,979
Balance 31 January 2020	170,193	(176,595)	118	(6,284)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Cash Flows

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

	Note	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		103,459	140,736	159,042
Payments to suppliers and employees		(123,510)	(149,750)	(163,3044)

Income taxes refund/(paid)		157	(420)	146
Net cash (outflow) from operating activities	36	(19,894)	(9,434)	(4,116)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for intangible asset		-	(151)	(118)
Payments for property, plant and equipment		(1,294)	(2,585)	(2,194)
Proceeds from sale of intellectual property or business combination, net of cash acquired		906	870	-
Net cash (outflow) from investing activities		(388)	(1,867)	(2,312)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of shares		12,586	23,248	22,721
Proceeds from borrowings – Bank		-	-	463
Proceeds from borrowings - Convertible notes issue		21,507	-	4,521
Repayment of borrowings – Bank		(2,100)	(18,489)	(9,684)
Debt issuance costs		-	(322)	(107)
Repayments of lease liabilities		(8,127)	-	-
Interest paid on borrowings		(1,768)	(2,269)	(3,418)
Net cash inflow from financing activities		22,098	2,168	14,496

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Cash Flows

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

	Note	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s

Net increase/(decrease) in cash and cash equivalents held		1,816	(9,133)	8,068
Cash and cash equivalents at beginning of year		1,962	10,739	2,644
Effects of exchange rate changes on cash and cash equivalents		13	355	27
Cash and cash equivalents at end of the year	12	3,791	1,962	10,739

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

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

During the year the following significant changes occurred, of which there is further disclosure contained within this report:

●	On 28th January 2020, Naked Brand Group Limited agreed to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a consideration of US $0.6m (note 17)

●	On 31st January 2020, the licence agreement with Heidi Klum was terminated by mutual consent for a fee of US$3.5m which is to be paid in monthly instalments up to and including 30 December 2020. The exit cost less future economic benefits has been provided for at the year-end (note 21).

The financial report was authorised for issue by the Directors on May 8, 2020.

Comparatives are consistent with prior years, unless otherwise stated.

The amounts in the financial statements have been rounded to the nearest thousand dollars.

1	Basis of Preparation

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

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

1	Basis of Preparation

Naked Brand Group Limited (The Group) acquired all the share capital of Bendon Limited as part of a corporate reorganization on 19 June 2018. Following the reorganization, Naked Brand Group Limited completed a merger with Naked Brand Group Inc. which for accounting purposes was treated as an acquisition such that Naked Brand Group Limited is deemed the accounting acquirer of the Naked Brand Group Inc. The reorganization of the ownership of Bendon Limited results in the financial statements of the consolidated Naked Brand Group Limited being a continuation of the Bendon Limited financial statements. The consolidated financial report of Naked Brand Limited represents a full year of Bendon Limited’s financial results plus Naked Brand Group Inc. from the date of acquisition being 19 June 2018 to 31 January 2019. The 31 January 2018 comparative period represents Bendon Limited and its controlled entities only.

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

For the financial year ended 31 January 2020 the Group experienced a loss after income tax from continuing operations of NZ$54.305 million and operating cash outflows of NZ$19.894 million. It also is in a net current liability position of NZ$22.210 million and a net liability position of NZ$6.284million.

The losses in the year ended 31 January 2020 were impacted by the inventory product mix held which resulted in reduced revenue from wholesale customers along with reduced turnover in both outlet and retail stores in NZ and Australia. The group has been working with its suppliers to pay outstanding creditor positions and focus on returning stock inflow to required levels. In periods when the stock level and product mix held were more appropriate for consumer demand the business realized strong sales results.

During the year the Group maintained its loan facility with BNZ, it did, however, breach its Bank debt loan covenants during the financial year, although the Group was compliant at 31 January 2020. At 31 January 2020 the Group was in the process of extending their facilities. On 12 March 2020, the Group entered into a Deed of Amendment with the Bank of New Zealand to extend its loan facility of NZD$16,700,000 (31 January 2019: NZD$20,000,000) until March 2022. The amended agreement stipulates the repayment dates to reduce the facility to March 2022 and compliance with additional covenants.

The business raised NZ$34.093 million of funds in the form of issued capital and convertible notes during the financial year to assist with the operating cash outflows. In addition, the business used this to repay part of the bank debt from NZ$20 million to NZ$17.9 million, reduce balances with overdue trade creditors, rebuild higher margin inventory, fund operating losses and restructure the business. The business also issued share equity to a number of suppliers in order to reduce debt balances.

The funds raised and cash flow generated during the financial year ended 31 January 2020 have not been sufficient to provide the Group with adequate working capital, so subsequent to the end of the financial year management has continued to raise further capital to complete a program that will fund new inventory to restock stores and supply wholesale customers, fund further losses, reduce out of term creditors, open new stores and provide funds to reduce the Bank debt. It is expected the group will need to continue to raise further capital to fund losses through to the start of the year ending 31 January 2022. This capital raising/recapitalisation is continuing at the time of this report with management having set a target to raise a further US$9.0m between 1 February 2020 and 31 June 2020. At the date of this report management had raised US$3.75m and is still planning on raising the balance. The Group must complete the fundraising to continue as a going concern.

During the year management engaged in further restructuring of the business’s operations including reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments and updating leadership roles with the final member of the leadership team joining the business in February 2020.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(a)	Going concern

Despite the ongoing losses, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting the company’s debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in:

●	Raising further capital of at least US$5.25 million and collecting it before June 2020 this will enable the business to fund its operations and meet its obligations;
●	Having sufficient funds from the capital raised to reduce costs, rebuild higher margin inventory, increase revenue across the all channels, increase gross margin percentages and contribution that leads to a reduction in the current cash outflow being incurred each month to reach a cash flow positive position, and to reduce bank debt;
●	Generating enough sales and increasing gross margins from trading in line with forecast
●	Maintain key personnel
●	Continue to receive support from creditors to delay payment of overdue amounts until the Group has adequate cash flow to commence a repayment arrangement or repay the debt in full
●	Renegotiating the current repayment dates of the facility to enable the business to maximise cashflow opportunities

Due to the impact of COVID-19 the business has temporarily closed its bricks and mortar stores although it does continue to trade through its two online stores. To mitigate the significant impact on cashflow it is working with suppliers to get support with delayed payments and has reached an agreement with certain key suppliers to push back payments, including royalty payments. In addition, the business is negotiating support from landlords to provide rent abatements through the period of closure and until sales return to required levels. Employees have agreed to work reduced hours and the business has applied for Government wage subsidies from the New Zealand and Australian governments. At the date of this report, the Group had received $2.0m in subsidies from the New Zealand Government. The business is also in discussion with the bank to defer loan repayments.

The impact of COVID-19 in Asia has delayed stock flow due to temporary factory closures and the business is working with suppliers who are now back operating to prioritise and reschedule orders. Inventory flow has resumed and we are able to fulfil online orders from the New Zealand and US warehouses.

In addition, the business is investigating funding packages that they may be eligible for.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(b)	Basis for consolidation

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(d)	Income Tax

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

(e)	Revenue and other income

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

The Group sells gift cards to customers. The Group recognises revenue from gift cards when they are redeemed by the customers. In addition, the Group recognises revenue on all of its unredeemed gift cards when the gift cards have expired.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(e)	Revenue and other income

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

(f)	Brand management, administrative and corporate expenses

Corporate expenses includes head office costs such as human resources, finance team and rental costs. Administrative expenses includes depreciation and amortisation, as well as professional accounting fees. Brand management expenses includes other costs incurred in selling products, including advertising, design and retail store occupancy and payroll.

(g)	Borrowing costs

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(h)	Inventories

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

(i)	Property, plant and equipment

Plant and equipment

Plant and equipment are measured using the cost model.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price and other directly attributable costs associated with locating the asset to the installation site, where applicable.

(i)	Property, plant and equipment

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

(j)	Leases

The Group has adopted IFRS 16 from 1 February 2019. The standard replaces IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement Contains a Lease’ and for lessees eliminates the classifications of operating leases and finance leases. Straight-line operating lease expense recognition is replaced with a depreciation charge for the right-of-use assets (included in operating costs) and an interest expense on the recognised lease liabilities (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depletion, Depreciation and Amortisation) results improve as the operating expense is now replaced by interest expense and depreciation in profit or loss. For classification within the statement of cash flows, the interest portion is disclosed in operating activities and the principal portion of the lease payments are separately disclosed in financing activities. For lessor accounting, the standard does not substantially change how a lessor accounts for leases.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(j)	Leases

Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(k)	Financial instruments

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(k)	Financial instruments

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(n)	Trade receivables

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

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

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

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

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

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(v)	Share capital

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

2	Summary of Significant Accounting Policies

(x)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

3	Changes in accounting policies

(a)	IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

●	The Group to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
●	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
●	if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Group has adopted IFRIC 23 as at February 1, 2019. The adoption has not resulted in any material impacts to the financial report.

(b)	IFRS 16 - Leases

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements and discloses the new accounting policies that have been applied from 1 February 2019, where they are different to those applied in prior periods. As permitted under IFRS 16 paragraph 6, the Company has elected not to recognise leases that are less than 1 year in length or are for a low value asset (<$5k) on the balance sheet. The Company has applied a single discount rate to the assets with similar characteristics and used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has adopted IFRS 16 from 1 February 2019. The standard replaces IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement Contains a Lease’ and for lessees eliminates the classifications of operating leases and finance leases. Straight-line operating lease expense recognition is replaced with a depreciation charge for the right-of-use assets (included in operating costs) and an interest expense on the recognised lease liabilities (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depletion, Depreciation and Amortisation) results improve as the operating expense is now replaced by interest expense and depreciation in profit or loss. For classification within the statement of cash flows, the interest portion is disclosed in operating activities and the principal portion of the lease payments are separately disclosed in financing activities. For lessor accounting, the standard does not substantially change how a lessor accounts for leases.

Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

3	Changes in accounting policies (continued)

(b)	IFRS 16 – Leases (continued)

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Impact of the adoption of IFRS 16 on the financial position as at 1 February 2019:

IFRS 16 was adopted without restating comparative information using the modified retrospective approach. The reclassifications and the adjustments arising from IFRS 16 are therefore not reflected in the restated statement of financial position as at 31 January 2019 but are recognised in the statement of financial position on 1 February 2019.

1 February 2019
$’000
Right-of-use assets	26,158
Lease contribution provision	1,102
Lease liabilities	(27,899)
Net reduction in retained earnings	639

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

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

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 17 to the consolidated financial statements.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

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

The Group’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note17 to the consolidated financial statements.

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

Key judgments – determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. As per the Company policy, the options are not exercised when the lease terms are beyond 12 months as of the assessment date. When the Group has the option to lease the assets for additional terms, it applies judgement in evaluating whether it is reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

5	Revenue and Other Income

Revenue from continuing operations

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Gross revenue	93,302	120,278	145,452
Rebates	(3,237)	(8,358)	(14,064)
	90,065	111,920	131,388
Sale of goods by channel
- Retail	42,576	50,443	53,150
- Wholesale	15,553	29,394	45,901
- Online	31,936	32,083	32,234
	90,065	111,920	131,285
Other income	-	-	103
	90,065	111,920	131,388
Sales of goods by geography
- New Zealand	33,786	40,703	46,665
- Australia	24,365	32,065	38,208
- United States	30,863	34,156	32,323
- Europe	1,051	4,996	14,192
	90,065	111,920	131,388

Disaggregation of revenue

The Group derives its revenue from the transfer of goods at a point in time. The table above provides a breakdown of revenue by major business line. The categories above depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic data. As disclosed in Note 11, the Group has seven operating segments.

Other income relates to non-recurring advisory, management and design services provided to other third-party intimates apparel brand owners.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

6	Loss for the Period

The loss for the period was derived after charging/(crediting):

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s

Staff costs (see note 9)	28,009	31,380	34,158
Depreciation of property, plant and equipment	1,338	2,151	2,724
Depreciation of right-of-use assets	8,676	-	-
Amortisation of acquired intangibles	589	231	306
Impairment of tangible assets (see note 15)	491	281
Impairment of intangible assets (see note 17)	8,413	7,892	1,914
Loss on disposal of property, plant and equipment	322	232	362
Transaction expenses	9,597	9,267	3,322
Operating lease rentals
- land and buildings	-	9,236	10,021
- other	-	524	786
Gain on sale of intangible assets	(906)	-	-
Contract termination	4,696	-	-
Auditor’s remuneration (note 37)	679	1,050	513

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

7	Finance expense

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
- Interest expense on external borrowings	1,608	2,338	5,431
- Interest expense on convertible loan notes	1,425	-	-
- Interest expense on leases	1,674	-	-
- Interest (income)/expense on shareholder loans*	(165)	1,062	2,807
- Amortisation of loan set up costs	671	641	553
	5,213	4,041	8,791

* During the year, the shareholder loan payable was derecognised resulting in a reversal of interest expense.

8	Other foreign currency (gains)/losses

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
- Fair value (gain)/loss on foreign exchange contracts	(729)	1,065	(502)
- Net foreign exchange loss/(gain)	114	(3,027)	(255)
	(615)	(1,963)	(757)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

9	Staff costs

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Employee benefits expense:
- Salaries and wages	26,920	30,872	33,613
- Defined contribution expenses	1,089	508	545
	28,009	31,380	34,158

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

10	Income Tax Expense/(benefit)

(a) The major components of tax expense/(benefit) comprise:

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Current tax
Current tax on profits for the period	28	(667)	537
Adjustments for current tax of prior periods	53	(607)	(477)
Total current tax expense/(benefit)	81	(1,274)	60
Deferred tax expense
Decrease in deferred tax assets (note 29)	701	-	-
Income tax expense/(benefit) for continuing operations	782	(1,274)	60

(b) Reconciliation of income tax to accounting profit:

Loss before income tax	(53,523)	(50,494)	(37,533)
Tax at New Zealand tax rate of 28%	(14,986)	(14,138)	(10,509)
Tax effect of:
- permanent differences (including impairment expense)	5,108	753	(105)
- adjustments in respect of current income tax of previous years	32	(522)	(449)
- effects of different tax rates of subsidiaries operating in other jurisdictions	(301)	493	(30)
- deferred tax assets relating to the current year not brought to account	10,163	12,077	11,150
- deferred tax assets relating to prior periods no longer recognised (note 29)	701	-	-
- other	65	63	3
Income tax expense/(benefit)	782	(1,274)	60

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

10	Income Tax Expense/(benefit)

(c) Tax losses not recognised

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Unused tax losses for which no deferred tax asset has been recognised	166,882	130,587	87,455
Potential tax benefit at 28%	46,727	36,564	24,487

The Group has assessed future forecast profits and concluded that not enough criteria have been satisfied to recognise any deferred tax assets at the period ended 31 January 2020. Unused tax losses do not have an expiry date. During the period, the Group de-recognised all deferred tax assets on timing differences carried forward from prior years, amounting to $701,000 after accounting for exchange rate differences.

(d) Temporary differences not recognised

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Temporary differences for which no deferred tax asset has been recognised	9,825	14,504	14,661
Potential tax benefit at 28%	2,751	4,061	4,105

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

Identification of reportable operating segments

E-commerce

This segment covers the group’s online retail activities. E-commerce revenue for the periods ended 31 January 2020, 31 January 2019 and 31 January 2018 include revenue from a US brand called Fredericks of Hollywood for which Bendon Limited currently has a licence agreement.

These operating segments are based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Maker (‘CODM’)) in assessing performance and in determining the allocation of resources.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

Other assets and liabilities

Assets and liabilities are managed on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

(a)	Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Total segment revenue	104,153	136,842	156,311
Intersegment eliminations	(14,088)	(24,922)	(24,923)
Other revenue	-	-	-
Total revenue	90,065	111,920	131,388

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

(a)	Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

The Board meets on a monthly basis to assess the performance of each segment, net operating profit does not include non-operating revenue and expenses such as dividends, fair value gains and losses.

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Segment EBITDA	(16,167)	(25,602)	(24,053)
Any other reconciling items	(37,356)	(24,892)	(13,480)
Income tax (expense)/benefit	(782)	1,274	(60)
Total net loss after tax	(54,305)	(49,220)	(37,593)

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

(b)	Geographical information

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
New Zealand	33,786	40,703	46,665
Australia	24,365	32,065	38,208
United States	30,863	34,156	32,323
Europe	1,051	4,996	14,192
	90,065	111,920	131,388

The revenues resulting from the Naked business combination in the prior year are included in the United States segment shown above.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

(c)	Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
For the year ended 31 January 2020
Revenue from external customers	28,302	14,274	3,482	7,066	3,955	1,051	31,935	-	90,065
	28,302	14,274	3,482	7,066	3,955	1,051	31,935	-	90,065
Cost of sales	(12,997)	(6,585)	(3,455)	(4,837)	(2,265)	(785)	(20,916)	(4,407)	(56,247)
Gross margin	15,305	7,689	27	2,229	1,689	266	11,020	(4,407)	33,818
Other segment expenses*	(10,491)	(8,293)	(473)	(2,149)	(523)	33	(13,659)	-	(35,555)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,234)	(1,234)
Corporate expenses	-	-	-	-	-	-	-	(12,772)	(12,772)
Other foreign exchange loss	-	-	-	-	-	-	-	(424)	(424)
EBITDA	4,814	(604)	(446)	80	1,166	299	(2,639)	(18,837)	(16,167)
Brand transition, restructure and transaction expenses**	-	-	-	-	-	-	-	(13,687)	(13,687)
Finance expense	-	-	-	-	-	-	-	(5,213)	(5,213)
Interest income	-	-	-	-	-	-	-	12	12
Impairment expense	-	-	-	-	-	-	-	(8,904)	(8,904)
Depreciation and amortisation	-	-	-	-	-	-	-	(10,603)	(10,603)
Fair value gain on foreign exchange contracts	-	-	-	-	-	-	-	729	729
Unrealised foreign exchange gain	-	-	-	-	-	-	-	310	310
Fair value gain/(loss) on Convertible Notes derivative	-	-	-	-	-	-	-	-	-
Income/(loss) before income tax expense	4,814	(604)	(446)	80	1,166	299	(2,639)	(56,193)	(53,523)
Income tax expense	-	-	-	-	-	-	-	(782)	(782)
Income/(loss) after income tax expense	4,814	(604)	(446)	80	1,166	299	(2,639)	(56,975)	(54,305)

* Other segment expenses relate to brand management expenses and some corporate expenses.

** Brand transition, restructure and transaction expenses are shown net of proceeds from the sale of Naked brand and trademarks.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

(c)	Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
For the year ended 31 January 2019
Revenue from external customers	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
	31,801	18,547	7,154	11,491	5,798	4,996	32,133	-	111,920
Cost of sales	(15,424)	(9,192)	(6,372)	(8,498)	(5,222)	(4,490)	(21,248)	(4,034)	(74,480)
Gross margin	16,377	9,355	782	2,993	576	506	10,885	(4,034)	37,440
Other segment expenses*	(13,537)	(11,003)	(912)	(4,495)	(2,724)	(1,536)	(11,247)	-	(45,454)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,050)	(1,050)
Corporate expenses	-	-	-	-	-	-	-	(17,947)	(17,947)
Other foreign exchange gain	-	-	-	-	-	-	-	1,409	1,409
EBITDA	2,840	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(362)	(21,622)	(25,602)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(10,075)	(10,075)
Finance expense	-	-	-	-	-	-	-	(4,041)	(4,041)
Impairment expense	-	-	-	-	-	-	-	(8,173)	(8,173)
Depreciation and amortisation	-	-	-	-	-	-	-	(2,382)	(2,382)
Fair value loss on foreign exchange contracts	-	-	-	-	-	-	-	(1,704)	(1,704)
Unrealised foreign exchange gain	-	-	-	-	-	-	-	2,258	2,258
Fair value loss on Convertible Notes derivative	-	-	-	-	-	-	-	(775)	(775)
Income/(loss) before income tax expense	2,840	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(362)	(46,514)	(50,494)
Income tax benefit	-	-	-	-	-	-	-	1,274	1,274
Income/(loss) after income tax expense	2,840	(1,648)	(130)	(1,502)	(2,148)	(1,030)	(362)	(45,240)	(49,220)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

11	Operating Segments

(c)	Segment performance

For the year ended 31 January 2018	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
Revenue from external customers	34,269	18,236	10,453	15,512	6,390	14,192	32,234	-	131,286
Service income	-	-	-	-	-	-	-	102	102
	34,269	18,236	10,453	15,512	6,390	14,192	32,234	102	131,388
Cost of sales	(16,488)	(9,457)	(8,213)	(12,545)	(6,438)	(10,221)	(20,974)	(3,123)	(87,459)
Gross margin	17,781	8,779	2,240	2,967	(48)	3,971	11,260	(3,021)	43,929
Other segment expenses*	(13,451)	(11,329)	(1,068)	(3,781)	(3,301)	(2,904)	(11,520)	-	(47,354)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(1,101)	(1,101)
Corporate expenses	-	-	-	-	-	-	-	(19,150)	(19,150)
Other foreign exchange loss	-	-	-	-	-	-	-	(377)	(377)
EBITDA	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(23,649)	(24,053)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(3,272)	(3,272)
Finance expense	-	-	-	-	-	-	-	(8,791)	(8,791)
Impairment expense	-	-	-	-	-	-	-	(1,914)	(1,914)
Depreciation and amortisation expense	-	-	-	-	-	-	-	(3,030)	(3,030)
Fair value loss on foreign exchange contracts	-	-	-	-	-	-	-	(502)	(502)
Unrealised foreign exchange gain	-	-	-	-	-	-	-	1,636	1,636
Fair value gain on Convertible Note derivative	-	-	-	-	-	-	-	2,393	2,393
Income/(loss) before income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,129)	(37,533)
Income tax expense	-	-	-	-	-	-	-	(60)	(60)
Income/(loss) after income tax expense	4,330	(2,550)	1,172	(814)	(3,349)	1,067	(260)	(37,189)	(37,593)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

12	Cash and Cash Equivalents

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Cash on hand	44	47
Cash at bank	3,747	1,915
	3,791	1,962

13	Trade and Other Receivables

		31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
CURRENT
Trade receivables		2,358	7,789
Provision for impairment	(a)	(22)	(609)
		2,336	7,180
Prepayments		2,959	2,280
Other receivables		762	183
Total current trade and other receivables		6,057	9,650

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

13	Trade and Other Receivables

(a)	Impairment of receivables

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The loss allowance provision as at 31 January 2020 is determined as follows, the expected credit losses incorporate forward looking information.

31 January 2020	0 - 30 days	31 - 60 days	60 - 90 days	> 90 days overdue	Total
Expected loss rate (%)	0%	0%	0%	100%
Gross carrying amount ($)	2,039	247	50	22	2,358
ECL provision	-	-	-	22	22

Reconciliation of changes in the provision for impairment of receivables is as follows:

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Balance at beginning of the period (calculated in accordance with IAS 139)	(609)	(326)
Opening impairment allowance calculated under IFRS 9	(609)	(326)
Movement through provision	(4)	(1,037)
Unused amounts reversed	616	772
Foreign exchange movement	(25)	(18)
Balance at end of the period	(22)	(609)

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

The Group has recognised a loss allowance of 100% against identifiable receivables at risk in excess of 90 days because historical experience has indicated that these receivables are generally not recoverable.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

13	Trade and Other Receivables

(b)	Aged analysis

The ageing analysis of receivables is as follows:

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
0-30 days	2,039	5,577
31-60 days	247	852
61-90 days (past due not impaired)	50	101
91+ days (past due not impaired)	-	3,295
91+ days (considered impaired)	22	(2,036)
	2,358	7,789

14	Inventories

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Finished goods	24,035	21,564
Provision for impairment	(495)	(444)
	23,539	21,120

Write downs of inventories to net realisable value during the period were NZ$51k (2019: NZ$106k).

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

15	Property, plant and equipment

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s

Leasehold Improvements
At cost	11,456	12,035
Accumulated depreciation and impairment	(9,690)	(8,771)
	1,766	3,264
Plant, furniture, fittings and motor vehicles
At cost	24,850	25,666
Accumulated depreciation	(23,579)	(25,167)
	1,271	499

Total property, plant and equipment	3,037	3,763

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

15	Property, plant and equipment

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements NZ$000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ$000’s
Year ended 31 January 2020
Balance at the beginning of year	3,264	499	3,763
Additions	191	1,103	1,294
Disposals	(28)	(324)	(352)
Depreciation expense	(461)	(877)	(1,338)
Reclassification	(1,070)	1,120	50
Impairment loss	(213)	(278)	(491)
Adjustment to make good asset	14	-	14
Foreign exchange movements	69	28	97
Balance at the end of the year	1,766	1,271	3,037

Year ended 31 January 2019
Balance at the beginning of year	2,728	2,013	4,741
Additions	1,501	1,084	2,585
Disposals	(105)	(2,736)	(2,841)
Depreciation expense	(982)	(1,170)	(2,152)
Impairment loss	-	(239)	(239)
Foreign exchange movements	122	1,547	1,669
Balance at the end of the year	3,264	499	3,763

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

16	Right-of-use assets

The Group leases warehouse, retail and office facilities. The leases typically run for a period of 5 years with an option to renew the lease after that date. Lease payments are renegotiated every resigning period to reflect market rentals. Some leases provide for additional rent payments that are based on changes in local price indices. For certain leases, the Group is restricted from entering into any sub-leasing arrangements. The Group also leases information technology and other point of sale equipment.

Information about leases for which the Group is a lessee is presented below:

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see note 15).

	Land & Buildings	Plant, furniture, fittings and motor vehicles	Total
	NZ $000’s	NZ $000’s	NZ $000’s
Balance as at 1 February	25,616	542	26,158
Additions to right-of-use-assets	6,255	72	6,327
Depreciation charge for the year	(8,479)	(197)	(8,676)
Balance at 31 January 2020	23,392	417	23,809

Amounts recognised in profit or loss

2020
NZ $000’s

Interest expense on lease liabilities	1,674

Extension options

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

17	Intangible Assets

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Goodwill
Cost	6,091	5,607
Accumulated impairment	(6,091)	(3,287)
	-	2,320
Patents and licences
Cost	25,151	25,993
Accumulated amortisation and impairment	(3,489)	(918)
	21,662	25,075
Brands
Cost	12,032	14,769
Accumulated amortisation and impairment	(5,401)	(4,563)
	6,631	10,205
Software
Cost	15,548	15,718
Accumulated amortisation and impairment	(15,548)	(15,455)
	-	263
Total Intangible assets	28,293	37,864

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

17	Intangible Assets (continued)

(a)	Movements in carrying amounts of intangible assets

	Goodwill NZ$000’s	Patents and licences NZ$000’s	Brands NZ$000’s	Software NZ$000’s	Total NZ$000’s
Year ended 31 January 2020
Balance at the beginning of the year	2,320	25,075	10,205	263	37,864
Adjustments*	-	(2,310)	-	-	(2,310)
Amortisation	-	(589)	-	-	(589)
Impairment (note 6)	(2,480)	(2,037)	(3,694)	(202)	(8,413)
Reclassification	-	-	-	(50)	(50)
Foreign exchange movements	160	1,523	120	(11)	1,792
Closing value at 31 January 2020	-	21,662	6,631	-	28,293

* During the year, a financial liability relating to a shareholder loan on the balance sheet of Frederick’s of Hollywood (FOH) on the acquisition of FOH Online Corp Inc. was derecognised as the stock purchase agreement stipulated the transaction was debt free. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest.

	Goodwill NZ$000’s	Patents and licences NZ$000’s	Brands NZ$000’s	Software NZ$000’s	Total NZ$000’s
Year ended 31 January 2019
Balance at the beginning of the year	-	201	12,463	348	13,012
Additions	5,798	25,076	2,726	33	33,633
Amortisation	-	(202)	-	(29)	(231)
Impairment	(3,287)	-	(4,563)	(83)	(7,933)
Foreign exchange movements	(192)	-	(420)	(6)	(618)
Closing value at 31 January 2019	2,320	25,075	10,205	-	37,864

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

17	Intangible Assets (continued)

(b)	Impairment testing for goodwill

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

Description of the cash-generating unit (CGU)	For the Year Ended 31 January 2020 NZ $000’s	For the Year Ended 31 January 2019 NZ $000’s
United States	2,480	2,320
Impairment of goodwill	2,480	2,320

Impairment assumptions

Goodwill relates to the acquisition of Naked Inc, a business operating in the United States and was allocated to the Group’s operation in United States which is the cash generating unit (CGU) for the purpose of impairment testing. On 30 September 2019 the Group resolved to close its Wholesale operations in the United States which resulted in the carrying value being impaired.

The result of the impairment assessment is that the carrying value of goodwill was fully impaired during the year.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

17	Intangible Assets (continued)

(c)	Impairment of patents & licences

Impairment charge relating to patents & licences is a result of the impairment of the Fredericks of Hollywood (FOH) licence which was acquired on 8 December 2018 as part of the Stock Purchase Agreement with the shareholders of FOH Online Corp Inc. The Group also fully impaired the carrying value of patents and licence acquired as part of the Naked merger.

	For the Year Ended 31 January 2020 NZ $000’s	For the Year Ended 31 January 2019 NZ $000’s

FOH licence	1,914	-
Naked patents & licence	123	-
Impairment of patents & licences	2,037	-

Impairment assumptions

Management has determined the recoverable amount of the FOH licence asset by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value of the FOH licence exceeded the fair value less costs to sell by an amount of $2.0m. As such, the FOH licence asset has been partially impaired during the year.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows: Sales growth: 9.0%

Royalty rate: 5.0%

Cash flow - revenue forecast period: 5 years

Post-tax discount rate (%): 10.5%

Long term sales growth rate (%): 2%

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

17	Intangible Assets (continued)

(d)	Impairment testing for indefinite-lived brand intangibles

Brand intangible assets represent brands owned by the Group, that arose on historical acquisitions including Pleasure State, Davenport and Lovable.

	For the Year Ended 31 January 2020 NZ $000’s	For the Year Ended 31 January 2019 NZ $000’s

Pleasure State	125	2,206
Davenport and Lovable	1,439	1,065
Naked	2,130	1,292
Impairment of indefinite-lived brand intangibles	3,694	4,563

The brand intangible assets of $6,631,000 (2019: $10,205,000) are tested for impairment annually.

Impairment assumptions

Management has determined the recoverable amount of the indefinite-lived brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value has exceeded the fair value less costs to sell by $3.7m. As such, the indefinite-lived brand assets has been partially impaired for the year ended 31 January 2020.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 5 to 9% (31 January 2019: 2.5%)

Royalty rate: 5.0% (31 January 2019: 5.0%)

Cash flow - revenue forecast period: 5 years (31 January 2019: 5 years)

Post-tax discount rate (%) for US brands: 10.5% (31 January 2019: 10.50%)

Post-tax discount rate (%) for NZ brands: 11.75% (31 January 2019: 11.75%)

Long term sales growth rate (%): 2% (31 January 2019: 2%)

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

17	Intangible Assets (continued)

(d)	Impairment testing for indefinite-lived brand intangibles

The sensitivities that have been separately modelled are as follows:

(a) a 2.1% increase in the post-tax discount rate

(b) sales growth rate reduced to 0%

The carrying amounts of the indefinite-lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post-tax discount rate and sales growth rate. A 2.1% increase in the post-tax discount rate would result in an additional impairment of $1,047 thousand (31 January 2019: an increase of 2.1% would result an impairment of $951 thousand) against the carrying amount of the indefinite-lived brand intangibles. A reduction of the sales growth rate to 0% would result in an additional impairment of $1,749 thousand (31 January 2019: a reduction to 0% would result an impairment of $1,554 thousand) against the carrying amount of the indefinite-lived brand intangible assets.

(e)	Software impairment

During the year management determined the costs relating to a prior year ERP upgrade was greater than the recoverable amount of the software. This has resulted in an impairment charge of $0.202m.

(f)	Sale of intangible asset

On 28th January 2020, Naked Brand Group Limited agreed to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a consideration of US $0.6m (NZ $0.906m). At the date of sale, the intangible assets sold had a book value of nil as they had been fully impaired, resulting in a gain on sale of intangible assets of US$0.6m (NZ $0.906m) which has been recognised in the profit and loss account.

18	Derivative Financial Instruments

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Current liabilities
Foreign exchange contracts	-	1,484

In order to mitigate exchange rate movements and to manage the inventory costing process, the Group has previously entered into forward currency contracts to purchase US dollars. As at 31 January 2020, there were no forward exchange contracts in place due to the uncertainty over timing of inventory purchases and related funding constraints.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

19	Trade and Other Payables

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Current:
Trade payables	10,407	23,580
Accruals	8,593	10,150
Employee benefit liabilities	3,430	1,815
	22,430	35,545

Trade and other payables are unsecured and are normally settled within 30 days however some the trade creditors are out of term as at 31 January 2020. Subsequent to the end of the financial period the Group is actively working to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

20	Borrowings

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Amounts due in less than one year:
Secured liabilities:
Bank loans	17,900	20,000
Debt issuance costs in relation to bank loan	-	(270)
Other loan	1,315	1,237
	19,215	20,967
Amounts due after more than one year:
Secured liabilities:
Convertible loan notes	19,698	-
	19,698	-
	38,913	20,967

The fair value of borrowings is not considered to be materially different to their carrying amounts.

(a)	Assets pledged as collateral:

Borrowings are collateralized by a fixed and floating charge over the assets of the consolidated entity. The lease liabilities are effectively secured as the rights to the leased assets, recognised in the balance sheet, revert to the lessor in the event of default.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

20	Borrowings (continued)

(b)	Bank overdrafts, bank loans and bank loan covenants

During the year the Group maintained its loan facility with the BNZ with interest rate charges ranging between 5.1% and 5.53% and was predominantly on a monthly rolling basis. The original monthly loan covenant compliance measures were replaced by an inventory measure. Inventory ratio was to be on average 1.2 times net bank debt (bank loan less cash at bank). The Group had breached the covenants throughout the year however was compliant in December and January. On 12 March 2020, the Group entered into a Deed of Amendment with the Bank of New Zealand to extend its loan facility of NZD$16,700,000 (31 January 2019: NZD$20,000,000) until March 2022. The facility includes bank guarantees totalling NZD$1,345,000 and has new covenant compliance measures which are:-

1. Actual month and cumulative sales variance to budget to be no greater than 15% adverse to budget

2. Actual month and cumulative gross profit variance to budget to be no greater than 15% adverse to budget

3. Inventory ratio to be a minimum of 1.35 times bank debt (up to but excluding 31 July 2020)

4. Inventory ratio to be a minimum of 1.65 times bank debt (31 July 2020 and thereafter)

(c)	Convertible notes

Convertible loan notes are initially recognised as a liability as the notes have the characteristics of a liability and are not converted into fixed, rather a variable number of shares. The Note holder can, in writing, cause the borrower to redeem any portion of the Note up to an agreed maximum monthly amount.

During the year, the Group completed 5 separate private placements of secured convertible notes to 2 private investors for a cash consideration of $21.5m (US$14.0m) with discounts and fees of $1.5m (US$0.95m) with daily compounding interest rates ranging between 10-20%. During the year the, the note holders of 4 notes elected to exchange their warrant in return for a one-time 5% increase on the Note balance on the date of election. Total warrants exchanged for an increase in principal Note balance during the period was $0.9m (US$0.6m). In addition to warrant exchanges, the Note holder is also entitled to a one-time 10% increase in Note value if the Group fails to meet its financial obligations contained under the Note agreement. The total increase in principal Note balance relating to financing penalties during the year was $0.9m ($0.6m). By the year end, the first convertible note issued in May 2019 $5.0m (US$3.3m) had been fully converted to equity while $0.6m (US$0.4m) of the note issued in December had been converted. Note other note holders had exercised their conversion rights at balance date. The notes are secured by a second priority security interest over all assets and is subordinated to the Bank of New Zealand bank debt. Subject to adjustment, the Note holders have the right to convert the Note into Naked ordinary shares at an agreed price which ranged between US$0.05 (pre reverse share split) and US$4.00 (post reverse share split). 6 months after the purchase price date, the lender has the right to cause the borrower to redeem any portion of the Note up to a monthly maximum amount that was between US$0.4m and US$0.6m. As at 31 January 2020 that Group had a principal amount of $19.1m (US$12.4m) and accrued interest of $0.6m (US$0.4m). The Total owing of $19.7m (US$12.8m) is reflected on the balance sheet at the year end and interest has been charged to the Profit and Loss account. When a conversion option is exercised the amount of conversion is taken to share capital, reducing the loan note balance.

(d)	Other loan

The other loan relates to convertible note that is no longer convertible but remains payable at a future date.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

21	Provisions

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Current:
Lease contributions	-	179
Other provisions	5,205	-
Make good	639	742
	5,844	921

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Non-current:
Lease contributions	-	906
Make good	1,796	1,466
	1,796	2,372

	Lease contributions NZ$000’s	Other provisions NZ$000’s	Make good NZ$000’s	Total NZ$000’s
Opening balance at 1 February 2019	1,085	-	2,208	3,293
Impact of IFRS 16*	(1,102)	-	-	(1,102)
Additional provisions recognised	-	5,205	307	5,512
Amounts used during the period	-	-	(64)	(80)
Exchange differences	17	-	(16)	1
Balance at 31 January 2020	-	5,205	2,435	7,640

* There is a $17k foreign exchange difference relating to the impact of IFRS16 that is not reflected in the table in note 3 which does not materially affect the opening adjustment at date of adoption.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

21	Provisions (continued)

	Lease contributions NZ$000’s	Other provisions NZ$000’s	Make good NZ$000’s	Total NZ$000’s
Opening balance at 1 February 2018	1,322	264	2,231	3,817
Additional provisions recognised	337	-	717	1,054
Unused amounts reversed	-	-	(600)	(600)
Unwinding of discounts	-	-	(84)	(84)
Amounts used during the period	(510)	(264)	-	(774)
Exchange differences	(64)	-	(56)	(120)
Balance at 31 January 2019	1,085	-	2,208	3,293

Other provisions

On 31 January 2020, the Group entered into an agreement terminating the license agreement with Heidi Klum. The termination agreement provides that we may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. A termination fee to Heidi Klum in lieu of further royalties is payable in instalments through to 30 December 2020. At 31 January 2020 the termination costs of the contract are greater than the economic benefit and hence the contract has been identified as onerous. A provision is recognised for an amount the termination costs exceed the economic benefits.

Make good

In accordance with certain lease agreements, the Group must refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. The provision has been calculated using a pre-tax discount rate of 2% (2019: 2%), and other market assumptions and re-assessed annually.

During the 2020 financial year an additional $307,000 (2019: $717,000) was recognised in relation to new retail leases in New Zealand and Australia.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

22	Lease Liabilities

The Group has adopted IFRS 16 from 1 February 2019. The standard replaces IAS 17 ‘Leases’ and for lessees eliminates the classifications of operating leases and finance leases. Straight-line operating lease expense recognition is replaced with a depreciation charge for the right-of-use assets (included in operating costs) and an interest expense on the recognised lease liabilities (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depletion, Depreciation and Amortisation) results improve as the operating expense is now replaced by interest expense and depreciation in profit or loss. For classification within the statement of cash flows, the interest portion is disclosed in operating activities and the principal portion of the lease payments are separately disclosed in financing activities.

On transition to IFRS 16 on 1 February 2019, the Group recognised a right-of-use assets of $26,158,000, a reduction to lease contribution provisions of $1,102,000 and a lease liability of $27,899,000 and a reduction to retained earnings of $639,000. The prior period has not been restated, the adjustment to opening retained earnings of $639,000 at 1 February 2019 is reflected in the Consolidated Statement of Changes in Equity. When measuring the lease liabilities, the Group discounted these lease payments using its incremental borrowing rate at the date of initial application of IFRS 16. The rate applied was 6.0%.

	FY 31 Jan 2020 Applying IFRS 16 $’000	FY 31 Jan 2020 Applying IAS 17 $’000	Movement $’000
Consolidated Statement of Profit or Loss (loss before tax)	(53,523)	(52,974)	549
Total expense	143,588	143,039	549
Finance expenses	5,213	3,539	1,674
Depreciation	10,014	1,338	8,676

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

22	Lease Liabilities

	FY 31 Jan 2020 Applying IFRS 16 $’000	FY 31 Jan 2020 Applying IAS 17 $’000	Movement $’000
Consolidated Statement of Financial Position
Right-of-use assets	23,809	-	23,809
Lease liabilities, current	(8,112)	-	(8,112)
Lease liabilities, non-current	(17,719)	-	(17,719)
Other liabilities	834	-	834
Accumulated losses*	(1,188)	-	(1,188)

Consolidated Statement of Cash Flows
Cash flows used in operating activities	(19,894)	(28,021)	8,127
Cash flows used in financing activities	22,098	30,225	(8,127)

*Includes $639k opening adjustment loss at the date of adoption.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

22	Lease Liabilities

The following elections for IFRS 16 were taken on transition date:

●	the Group did not reassess whether existing contracts are, or contain, a lease and applied IFRS 16 only to existing contracts that were previously identified as lease under IAS 17;
●	the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics; and
●	leases with a remaining term of less than 12 months from the transition date and low value lease are expensed on a straight-line basis to the Consolidated Profit or Loss account.

Undiscounted contractual maturity of lease liabilities

31 January 2020 NZ$000’s
Amounts payable:
Within one year	9,409
2 to 5 years inclusive	19,311
After 5 years	177
28,897
Less future finance charges	(3,066)
Lease liabilities	25,831

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

23	Share Capital

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
4,697,204 (2019: 296,409) Ordinary shares	170,193	134,183

(a) Ordinary shares

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
At the beginning of the reporting period	134,183	68,727
Issuance of new shares
- Cash collected	12,586	23,248
- Settle shareholder loan	-	12,242
- Shares issued in lieu of consultancy fee	-	692
- Shares issued in lieu of inventory payment	15, 525	4,047
- Shares issued in lieu of related party loan	1,546	-
Convertible note conversion	5,979	4,159
Warrants issued	374	-
Business combination with Naked Brand Group Inc.	-	14,196
Asset acquisition of FOH Online Inc.	-	6,872
At the end of the reporting period	170,193	134,183

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Group. On a show of hands at meetings of the Group, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

On 20 December 2019 the company executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the prior year number of shares.

The Group does not have authorised capital or par value in respect of its shares.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

23	Share Capital

(b) Capital Management

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

The gearing ratio for the years ended 31 January 2020 and 31 January 2019 are as follows:

	Note	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Total borrowings	20	38,913	20,967
Less Cash and cash equivalents	12	(3,791)	(1,962)
Net debt		35,122	19,005
Equity		(6,284)	10,519
Total capital		28,838	29,524
Gearing ratio		122%	64%

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

23	Share Capital

(c)         Warrants

The following warrants were outstanding as at 31 January 2020 (31 January 2019: 49,000*).

Average Exercise Price (USD)	Issue Date	Expiry Date	No. of warrants
	Mar-19	Mar-23	14,000
	Mar-19	Mar-24	3,921
$0.01 - $0.50	Apr-19	Apr-22	500
	May-19	May-21	10,000
	Jul-19	May-25	170,100
	Aug-19	Feb-25	285,714
	Aug-19	Aug-24	22,857
$0.50 - $1.00	Mar-19	Mar-21	42,280
$1.50 - $2.00	Nov-17	Nov-21	2,000
	Oct-18	Oct-21	20,000

	Dec-17	Dec-20	10,660
	Apr-18	Apr-20	5,140
$2.01 - $4.00	May-18	Mar-20	2,030
	Jun-18	Jun-20	3,430
	Jun-18	Jun-23	8,000

	Mar-19	Jun-20	6,670
$4.01+	May-18	May-21	2,820

Total number of outstanding warrants as at 31 January 2020			610,122

* On 20 December 2019 the company executed a 1-100 reverse share split reducing the number of warrants. The reverse split has also been reflected in the prior year number of warrants outstanding.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

24	Reserves

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Foreign currency translation reserve
Opening balance	(2,013)	(2,006)
Transfers in	2,131	(7)
Balance at the end of the year	118	(2,013)

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

25	Loss per Share

(a) Basic and diluted loss per share

	For the Year Ended 31 January 2020 NZ$	For the Year Ended 31 January 2019 NZ$
From continuing operations attributable to the ordinary equity holders of the Group	(34.74)	(200.77)
Total basic and diluted loss per share attributable to the ordinary equity holders of the Group	(34.74)	(200.77)

(b) Reconciliation of loss used in calculating loss per share

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic earnings per share:	(54,305)	(49,220)

(c) Weighted average number of shares used as the denominator

	31 January 2020 Number	31 January 2019 Number*

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	1,563,056	243,790

* On 20 December 2019 the company executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the prior year number of shares.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

25	Loss per Share

(d) Information concerning the classification of securities

Convertible Notes

At 31 January 2020, the Group had 4 convertible notes outstanding with a principal of $19.1m and accrued interest of $0.6m. Please refer to note 20(c).

26	Accumulated Losses

	Year Ended 31 January 2020 NZ$000’s	Year Ended 31 January 2019 NZ$000’s
Accumulated losses at the beginning of the financial year	(121,651)	(72,431)
Impact of IFRS 16	(639)	-
Loss for the year	(54,305)	(49,220)
Accumulated losses at end of the financial year	(176,595)	(121,651)

27	Other Financial Commitments

(a) Operating leases

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Minimum lease payments under non-cancellable operating leases:
- not later than one year	-	8,533
- between one year and five years	-	18,039
- later than five years	-	1,485
	-	28,057

IFRS 16 Leases standard came into effect on 1 January 2019. IFRS 16 requires that all leases and the related rights and obligations should be recognised on the lessee’s balance sheet, unless the lease is less than one year in length or is for a low-value asset. Leases that do not meet these criteria are expensed on a straight-line basis. See note 3 for more details on IFRS 16 and note 22 for details of undiscounted contractual maturity of lease liabilities.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

27	Other Financial Commitments

(b)        Contracted Commitments

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Licence contract
- not later than one year	5,392	4,286
- between one year and five years	-	8,696
	5,392	12,982

On 31 January 2020 the Group, through mutual consent, terminated the licence agreement with Heidi Klum and Heidi Klum Company LLC of a fee of US$3.5m as is shown above.

(c)         Lessor Commitments

At 31 January 2020, had no outstanding commitments due to the adoption of IFRS 16 “Leases”:

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
- no later than 1 year	-	441
- between 1 year and 5 years	-	493
- greater than 5 years	-	-
Total minimum lease payments	-	934

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

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

Due to the recent developments of COVID-19, the company has been further tasked to preserve cash due to the recent lockdown procedures that have occurred in the company’s main markets meaning retail stores are closed and the company is heavily reliant on its e-commerce segment. In addition, the company has applied for government subsidies where appropriate to help alleviate the impact of reduced cash inflow from store closures. At the date of this report, the Group had received $2.0m in subsidies from the New Zealand Government.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

The Group’s liabilities have contractual maturities which are summarised below:

	Non-derivatives Borrowings NZ$000’s	Non-derivatives Trade payables NZ$000’s	Non-derivatives Total NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - inflow NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - (outflow) NZ$000’s	Derivatives Total NZ$000’s
Not later than 1 month
31 January 2020	2,052	10,407	12,459	-	-	-
31 January 2019	1,329	23,580	24,908	18,325	(19,212)	(887)
1 to 3 months
31 January 2020	18,044	-	18,044	-	-	-
31 January 2019	184	-	184	9,610	(10,061)	(451)
3 months to 1 year
31 January 2020	-	-	-	-	-	-
31 January 2019	20,184	-	20,184	4,976	(5,121)	(145)
1 to 5 years
31 January 2020	28,764	-	28,764	-	-	-
31 January 2019	-	-	-	-	-	-

Total
31 January 2020	48,860	10,407	59,267	-	-	-
31 January 2019	21,697	23,580	45,277	32,912	(34,395)	(1,483)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

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

The Group operates out of 61 stores across Australasia while having offices in New Zealand and the US which all have committed leasing obligations. COVID-19 has caused the Group to negotiate payments terms across its supplier ledger until such time that normal trading resumes.

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

On a geographical basis, the Group has significant credit risk exposures in New Zealand and Australia, given the substantial operations in those regions.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings if available or historical information about counterparty default rate.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s
Trade receivables Counterparty without external credit ratings
New customer less than 6 months	-	42	12
Existing customers (more than 6 months with default in past)	2,358	7,747	9,970
Total	2,358	7,789	9,982

Cash at bank	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s
Credit ratings
AA-	3,747	1,915	10,591
A+	-	-	94
Total	3,747	1,915	10,685

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

A significant amount of inventory is purchased in US dollars with sales primarily being generated in Australian and New Zealand dollars. COVID-19 will put additional uncertainty as exchange rates become more volatile.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

Foreign currency denominated financial assets and liabilities, translated into New Zealand Dollars at the closing rate, are as follows:

31 January 2020	AUD NZ$000’s	USD NZ$000’s	GBP NZ$000’s	EUR NZ$000’s	HKD NZ$000’s	Total NZ$000’s
Nominal amounts
Trade receivables	-	19	20	441	-	480
Trade payables	12	4,068	85	1	2	4,168
Cash and cash equivalents	1,500	747	85	5	4	2,341
31 January 2019
Nominal amounts
Trade receivables	51	42	-	285	-	378
Trade payables	1	9,035	8	61	7	9,112
Cash and cash equivalents	623	149	38	8	11	829
31 January 2018
Nominal amounts
Trade receivables	328	199	-	1,376	-	1,903
Trade payables	781	11,209	74	29	53	12,146
Cash and cash equivalents	1,660	7,190	77	92	165	9,184

The table on the next page illustrates the sensitivity of the net result for the year and equity in regards to the Group’s financial assets and financial liabilities and the US dollar - New Zealand Dollar, Australian Dollar - New Zealand Dollar, GB Pound - New Zealand Dollar, Euro - New Zealand Dollar, and Hong Kong Dollar - New Zealand Dollar exchange rates. There have been no changes in the assumptions calculating this sensitivity from prior years.

It assumes a 10% change of the New Zealand Dollar / Australian Dollar exchange rate for the year ended 31 January 2020 (31 January 2019: 10%, 31 January 2018: 10%). A 10% change is considered for the New Zealand Dollar / US Dollar exchange rate (31 January 2019: 10%, 31 January 2018: 10%). A 10% change is considered for the New Zealand Dollar / GB Pound exchange rate (31 January 2019: 10%, 31 January 2018: 10%). A 10% change is considered for the New Zealand Dollar / Euro exchange rate (31 January 2019: 10%, 31 January 2018: 10%). All of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

The year-end rates are 0.9655 AUD, 0.6491 USD, 0.4954 GBP, 0.5883 EUR and 5.0424 HKD.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

If the New Zealand Dollar had strengthened and weakened against the Australian Dollar, US Dollar, GB Pound, Euro and HK Dollar by 10% (31 January 2019: 10%, 31 January 2018: 10%) and 10% (31 January 2019: 10%, 31 January 2018: 10%) respectively then this would have had the following impact:

	NZ$000’s
	+10%	-10%
USD
Net results/Equity (31 January 2020)	(594)	594
Net results/Equity (31 January 2019)	(954)	954
Net results/Equity (31 January 2018)	(1,509)	1,509
AUD
Net results/Equity (31 January 2020)	(1)	1
Net results/Equity (31 January 2019)	(5)	5
Net results/Equity (31 January 2018)	(805)	805
GBP
Net results/Equity (31 January 2020)	(16)	16
Net results/Equity (31 January 2019)	(1)	1
Net results/Equity (31 January 2018)	(175)	175
EUR
Net results/Equity (31 January 2020)	(42)	42
Net results/Equity (31 January 2019)	(32)	32
Net results/Equity (31 January 2018)	(136)	136
HKD
Net results/Equity (31 January 2020)	(-)	-
Net results/Equity (31 January 2019)	(1)	1
Net results/Equity (31 January 2018)	(14)	14

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to foreign currency risk.

Forward exchange contracts

The Group has no open forward exchange contracts at the end of the reporting period.

The following table summarises the notional amount of the Group’s commitments in relation to forward exchange contracts.

	Notional Amounts			Average Exchange Rate
	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s	31 January 2018 NZ$000’s	31 January 2020 $	31 January 2019 $	31 January 2018 $
Buy USD / sell NZD
Settlement
Less than 6 months	-	34,395	48,149	-	0.6620	0.7061

Buy AUD / sell NZD
Settlement	NZ$000’s	NZ$000’s	NZ$000’s	$	$	$
Less than 6 months	-	-	2,247	-	-	0.8900

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

28	Financial Risk Management

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

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Floating rate instruments
Bank overdrafts	-	-
Working capital financing bank facility	-	-
Convertible notes	-	-
Borrowings	17,900	20,000
	17,900	20,000

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +1.00%/-1.00% (2019: +1.00%/-1.00%, 2018: +1.00%/-1.00%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions and economist reports.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	NZ$000’s
	1.00%	-1.00%
	NZ$000’s	NZ$000’s
Net results/Equity (31 January 2020)	179	(179)
Net results/Equity (31 January 2019)	200	(200)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

29	Tax assets and liabilities

	Opening Balance NZ$000’s	Charged to Income* NZ$000’s	Charged directly to Equity NZ$000’s	Changes in Tax Rate NZ$000’s	Exchange Differences NZ$000’s	Closing Balance NZ$000’s
Deferred tax assets/(liabilities)
Carried forward tax losses	1,322	(692)	-	-	-	630
Intangible assets	(630)	-	-	-	-	(630)
Balance at 31 January 2020	692	(692)	-	-	-	-
Carried forward tax losses	630	692	-	-	-	1,322
Intangible assets	(630)	-	-	-	-	(630)
Balance at 31 January 2019	-	692	-	-	-	692

* There is a foreign currency impact of $9k which is not reflected in the table above. The total amount charged to the profit and loss account is $701k (note 10).

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

30	Dividends

No final dividend will be paid in respect of the year ended 31 January 2020 (31 January 2019: nil, 31 January 2018: nil).

Franking account

	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Australian franking credits available for subsequent financial years at a tax rate of 30%	3,995	3,995
New Zealand imputation credits available for subsequent financial years at a tax rate of 28%	236	236

The above amounts are based on the dividend franking account at period-end adjusted for:

(a)	Franking credits that will arise from the payment of the current tax liabilities;
(b)	Franking debits that will arise from the payment of dividends recognised as a liability at the period end;
(c)	Franking credits that will arise from the receipt of dividends recognised as receivables at the end of the period.

31	Key Management Personnel Remuneration

Key management personnel remuneration included within employee expenses for the period is shown below:

	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s	For the Year Ended 31 January 2018 NZ$000’s
Short-term employee benefits	3,182	2,056	1,743
	3,182	2,056	1,743

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

32	Interests in Subsidiaries

Composition of the Group

	Principal place of business / Country of Incorporation	Percentage Owned (%)* 31 January 2020	Percentage Owned (%)* 31 January 2019	Percentage Owned (%)* 31 January 2018
Subsidiaries:
Bendon Retail Limited	New Zealand	100	100	100
Bendon Holdings Limited	New Zealand	100	100	100
Bendon Holdings Pty Limited	Australia	100	100	100
Bendon Pty Limited	Australia	100	100	100
Bendon Intimates Pty Limited	Australia	100	100	100
PS Holdings No. 1 Pty Limited	Australia	100	100	100
Pleasure State Pty Limited	Australia	100	100	100
Pleasure State (HK) Limited	Hong Kong	100	100	100
Bendon UK Limited	United Kingdom	100	100	100
Bendon USA Inc	United States of America	100	100	100
Bendon Limited**	New Zealand	100	100	-
Naked Brand Inc.	United States of America	100	100	-
FOH Online Corp Inc.	United States of America	100	100	-

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

** Bendon Limited was the parent entity in the period ended 31 January 2018.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

33	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

●	Financial assets - derivative financial instruments
●	Financial liabilities - derivative financial instruments

Fair value hierarchy

IFRS 13 Fair Value Measurement requires all assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	Unobservable inputs for the asset or liability.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

33	Fair Value Measurement

The table below shows the assigned level for each asset and liability held at fair value by the Group:

31 January 2020	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total NZ$000’s
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	-	-	-
Derivative on Convertible Notes	-	-	-	-

31 January 2019	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total NZ$000’s
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	1,484	-	1,484
Derivative on Convertible Notes	-	-	-	-

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

33	Fair Value Measurement

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

For the year ended 31 January 2020, there were no derivatives on convertible notes.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

34	Contingencies

Contingent Liabilities

The Group has entered into a number of trade guarantee arrangements in the normal course of business totalling $0.7m (2019: $1.2m)

In the prior year, a shareholder lodged a court Action against the Group claiming they did not receive the correct number of shares in the Group on completion of the merger between Naked Inc. and Bendon Limited to form Naked Brand Group Limited in the prior year. The Group has sought to have this claim dismissed by the Court on the basis that the Group had no contract with the shareholder and that the shareholder did not have a possessory right over a certain number of shares in the Group. No provision has been made for this in these financial statements.

On March 24, 2020, Timothy Connell filed a complaint against Naked Brand Group Limited, a subsidiary of ours, and Mr. Davis-Rice, alleging, among other things, that certain shares issued to him in satisfaction of a debt were not registered for resale as promised. Mr. Connell seeks rescission of the transaction. Our management intends to defend the action vigorously. Nothing has been provided as management believe this debt has been settled.

35	Related Parties

(a)	Loans (to)/from related parties

	Opening balance NZ$000s	Closing balance NZ$000s
Loans to related parties
Cullen Investments Limited - 31 January 2020	-	-
Cullen Investments Limited - 31 January 2019	11,536	-
Whitespace Atelier Limited - 31 January 2020	282	-
Whitespace Atelier Limited - 31 January 2019	273	282
FOH Online Inc. - 31 January 2020	-	-
FOH Online Inc. - 31 January 2019	3,518	-
Loans from related parties
SBL Holdings - 31 January 2020	(1449)	-
SBL Holdings - 31 January 2019	-	(1,449)
Naked Inc. - 31 January 2020	-	-
Naked Inc. - 31 January 2019	(1,369)	-
EJ Watson – 31 January 2020	(2,289)	-
EJ Watson – 31 January 2019	-	(2,289)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

35	Related Parties

(a)	Loans (to)/from related parties

Whitespace Atelier Limited (“Whitespace”) is no longer regarded as a related party. Transactions in the prior year amounted to $12.7m and at 31 January 2019, the Group had made prepayments totalling $281,714.

Subsequent to the merger with Naked Brand Group Inc. on 19th June 2018, Naked Brand Group Inc. became part of the Group as at 31 January 2019. The balances between the subsidiaries are eliminated in the Group Balance Sheet.

Subsequent to the acquisition of FOH Online Inc. on 8 December 2018, FOH Online Inc. became part of the Group as at 31 January 2019. The balances between the subsidiaries are eliminated in the Group Balance Sheet.

During the year, a financial liability relating to a shareholder loan created on the acquisition of FOH Online Corp Inc. was derecognised as the current acquisition accounting results in a debt free balance with the shareholder. This adjustment is reflected in the 31 January 2020 accounts in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for accrued and capitalised interest. Further information can be found in note 17.

During the period, the loan payable to SBL Holdings Limited was extinguished through the issuance of shares in the Company.

During the period, The Group received tax services from Rothsay Chartered Accountants, an accountancy firm, in which a director of the company held a senior position. The Group received services to the value of $32,503.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

36	Cash Flow Information

(a)	Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	Year Ended 31 January 2020 NZ$000’s	Year Ended 31 January 2019 NZ$000’s	Year Ended 31 January 2018 NZ$000’s
Loss for the year	(54,305)	(49,220)	(37,593)
Cash flows excluded from profit attributable to operating activities
- interest paid on borrowings	2,868	3,400	8,792
- gain on sale of intangible assets	(906)	-	-
Non-cash flows in profit:
- depreciation and amortisation expense	10,603	2,382	3,030
- impairment expense	8,904	8,173	1,914
- shares issued in lieu of inventory payment	5,942	-	-
- warrants issued	371	-	-
- fair value gain/(loss) on convertible notes derivative	-	775	(2,393)
Changes in assets and liabilities:
- (increase)/decrease in trade and other receivables	2,901	14,267	14,925
- (increase)/decrease in current tax receivables	368	(355)	52
- (increase)/decrease in inventories	(1,912)	13,350	6,638
- (increase)/decrease in deferred tax asset/(liability)	711	(692)	-
- (increase)/decrease in related party receivables	282	6,531	(906)
- increase/(decrease) in trade and other payables	402	(5,681)	6,956
- increase/(decrease) in income taxes payable	(140)	226	152
- increase/(decrease) in provisions	5,534	(522)	39
- increase/(decrease) in foreign currency derivative liability	(1,484)	(1,712)	(5,104)
- net exchange differences	(33)	(355)	(618)
Cashflows from operations	(19,894)	(9,434)	(4,116)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

36	Cash Flow Information

(b)	Non-cash investing and financing activities

Investing and financing transactions that do not require the use of cash or cash equivalents (i.e. non-cash) are excluded from the statement of cash flows. Such transactions are disclosed below that provides all the relevant information about the non-cash investing and financing activities specific to the Group:

	Year Ended 31 January 2020 NZ$000’s	Year Ended 31 January 2019 NZ$000’s	Year Ended 31 January 2018 NZ$000’s
Shares issued in lieu of inventory payment	15,525	-	-
Warrants issued	371	-	-
	15,896	-	-

37	Auditor’s Remuneration

	Year Ended 31 January 2020 NZ$000’s	Year Ended 31 January 2019 NZ$000’s	Year Ended 31 January 2018 NZ$000’s
Pricewaterhouse Coopers Australia
- Audit fees	-	477	485
- Taxation fees	-	33	-
- Other	10	403	-
Total remuneration to Pricewaterhouse Coopers Australia	10	913	485

Network firms of Pricewaterhouse Coopers Australia
- Taxation services	-	137	28

BDO Audit Pty Ltd Australia
- Audit fees	403	-	-
- Other	266	-	-
Total remuneration to BDO Audit Pty Ltd Australia	669	-	-

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Periods Ended 31 January 2020, 31 January 2019 and 31 January 2018

38	Events occurring after the reporting date

On February 5, 2020, the Company received an instruction to issue 384,221 shares under the Convertible Promissory Note dated December 19, 2019 at a conversion price of US$0.5856 for a total of US$225,000.

On 12 February 2020, the Company completed a private placement of a convertible promissory note and a warrant to purchase ordinary shares, for a purchase price of US$3m, with a principal balance before discount and expenses of US$3.17m. The holder exercised the right to exchange the warrant for a 5% increase in the balance of the Note, and as result the warrant was cancelled, and the balance of the Note was increased by US$0.2m. The note accrues daily interest at 20% p.a, and matures on February 11, 2022. The Company has the right to prepay the Note, subject to a 25% premium. The Note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand. From August 12, 2020 the holder has the right to convert the outstanding balance of the note into the Company’s ordinary shares at a conversion price of US$4.00 per share.

On 12 March 2020, the Group entered into a Deed of Amendment with the Bank of New Zealand to extend its loan facility of NZD$16,700,000 (31 January 2019: NZD$20,000,000) until March 2022. The facility includes guarantees and financial instruments totalling NZD$1,345,000.

In March 2020, the World Health Organisation declared the outbreak coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout New Zealand, Australia and the United States. As a result, we have closed New Zealand retail and outlet locations on 23 March 2020 and Australian retail and outlet locations on 28 March 2020. Online channels continue to operate however we have seen a reduction in consumer spending. The closure of retail and outlet locations and reduction in sales within online channels has resulted in a negative impact to the Group’s revenue. Whilst the situation is expected to be temporary, we note it is rapidly developing and not yet practicable to estimate the extend of the impact this may have on the Group. Therefore, while we expect this to negatively impact the business, results of operations, and financial position the Group has, negotiated payment terms with key suppliers, reviewed staffing requirements and applied for government subsidies to help alleviate some of the cash constraints and preserve its cash position and help preserve its financial flexibility. Refer to Note 2 (a) for further details.

On April 15, 2020, Naked Brand Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) for a private placement to St. George Investments LLC (the “Holder”) of a Convertible Promissory Note (the “Note”) and a Warrant to Purchase Ordinary Shares (the “Warrant”), for a purchase price of $1.5 with a principal balance before discount and expense of US$1.6m

Of the total purchase price, the Holder is paying US$0.75m in cash and is paying the remaining US$0.75m through the delivery of a promissory note (the “Investor Note”). The funding of the cash portion of the purchase price is expected to occur on or about April 16, 2020. The Investor Note was issued as of April 15, 2020, does not accrue interest, and matures on April 30, 2020. The holder exercised the right to exchange the warrant for a 5% increase in the balance of the Note. The note accrues daily interest at 20% p.a, and matures on April 14, 2022. The Company has the right to prepay the Note, subject to a 25% premium. The Note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand. From October 14, 2020 the holder has the right to convert the outstanding balance of the note into the Company’s ordinary shares at a conversion price of US$4.00 per share.

On April 13, 2020, the Company received an instruction to issue 411,929 shares under the Convertible Promissory Note dated October 4, 2019 at a conversion price of US$0.30345 for a total of US$125,000.

On April 24, 2020, the Company received an instruction to issue 414,872 shares under the Convertible Promissory Note dated October 4, 2019 at a conversion price of US$0.31335 for a total of US$130,000.

On April 28, 2020, the Company received an instruction to issue 415,031 shares under the Convertible Promissory Note dated October 4, 2019 at a conversion price of US$0.31335 for a total of US$130,050.

On April 30, 2020, the Company received an instruction to issue 590,394 shares under the Convertible Promissory Note dated October 4, 2019 at a conversion price of US$0.31335 for a total of US$185,000.

On April 30, 2020, the Company received US$0.75m relating to the promissory note, “Investor Note”, mentioned above.

On May 5, 2020, the Company received an instruction to issue 255,306 shares under the Convertible Promissory Note dated October 4, 2019 at a conversion price of US$0.31335 for a total of US$80,000.

