Form 20-F
period 2021-01-31
NAKED BRAND GROUP Ltd
filed 2021-05-18
CIK 1707919

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2021

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

Unit 7, 35-39 William Street

Double Bay

NSW 2028, Australia

(Address of principal executive offices)

Justin Davis-Rice, Executive Chairman

Unit 7, 35-39 William Street

Double Bay

NSW 2028, Australia

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

At May 17, 2021, 781,704,296 of the issuer’s ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [  ]

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

This Annual Report contains our audited consolidated financial statements and related notes as of January 31, 2021 and 2020 and for the fiscal years ended January 31, 2021, 2020 and 2019 (“Audited Consolidated Financial Statements”). Our Audited Annual Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

On December 20, 2019, we completed a reverse stock split of our Ordinary Shares, pursuant to which every 100 Ordinary Shares outstanding as of the effective time of the reverse stock split were combined into one Ordinary Share. Except as otherwise noted, all share and per share information in this prospectus is presented on post-reverse split basis.

On January 21, 2021, we announced plans to undertake a transformative restructure in which we would dispose of our bricks-and-mortar operations in order to focus exclusively on our e-commerce business. To that end, we signed a non-binding and non-exclusive term sheet to divest ourself of our Bendon Limited (“Bendon”) subsidiary, to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and Chief Executive Officer of the Company, and Anna Johnson, the Chief Executive Officer of Bendon (the “Bendon Sale”). On April 23, 2021, we held an Extraordinary General Meeting of Shareholders, at which our shareholders approved the Bendon Sale. On April 30, 2021, we signed a conditional share sale agreement for the Bendon Sale (the “Bendon Share Sale Agreement”) and simultaneously consummated the transactions contemplated thereby. See Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments,” for more information.

As a result of the Bendon Sale, our sole operating subsidiary is FOH Online Corp. (“FOH”). Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

TRADEMARKS AND SERVICE MARKS

This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademark is Frederick’s of Hollywood. Prior to the divestment of the Bendon business we also owned the trademarks and licenses disclosed below in Item 4.B of this Annual Report, “Business Overview—Legacy Bendon Business.”

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. They appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this Annual Report include, among other things, statements relating to:

●	our restructuring initiatives;
●	expectations regarding industry trends and the size and growth rates of addressable markets;
●	our business plan and our growth strategies, including plans for acquisitions and expansion to new markets and new products; and
●	expectations for seasonal trends.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 3.D of this Annual Report, “Risk Factors,” which include, but are not limited to, the following risks:

●	our reliance on our Frederick’s of Hollywood brand.
●	our ability to protect or preserve our brand image and proprietary rights;
●	our ability to satisfy changing consumer preferences;
●	an economic downturn affecting discretionary consumer spending;
●	our ability to manage our growth effectively;
●	the success of our business restructuring;
●	our ability to raise any necessary capital;
●	poor performance during our peak season affecting our operating results for the full year;
●	our ability to manage our product distribution given our reliance on third-party distribution/fulfilment;
●	the success of our marketing programs;
●	the impact of the COVID-19 pandemic.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected statement of operations data set forth below for the years ended January 31, 2021, 2020, 2019 and 2018, and the selected balance sheet data as at January 31, 2021, 2020 and 2019, has been derived from our audited consolidated financial statements prepared and presented in accordance with IFRS that are included in this Annual Report.

The selected statement of operations set forth below for the seven months ended January 31, 2017 and for the fiscal years ended June 30, 2016, and the selected balance sheet data as at January 31, 2017, June 30, 2016, has been derived from our audited consolidated financial information prepared and presented in accordance with IFRS that is not included in this Annual Report

The selected financial information below is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See Item 5 of this Annual Report, “Operating and Financial Review and Prospects,” and the financial statements and the accompanying notes thereto included under Item 18 of this Annual Report, “Financial Statements,” for further information about our financial results and condition.

The selected financial information below includes financial information relating to our former subsidiary, Bendon. As a result of the Bendon Sale, presently, our sole operating subsidiary is FOH.

Consolidated Statement of Operations Data

	12	12	12	12	7	12
	Months	Months	Months	Months	Months	Months
	Jan. 31,	Jan. 31,	Jan. 31,	Jan. 31,	Jan. 31,	June. 30,
Thousands of NZ$’s	2021	2020	2019	2018	2017	2016
Revenue	80,039	90,065	111,920	131,388	96,284	151,000
Cost of goods sold	(46,147)	(56,247)	(74,480)	(87,459)	(57,144)	(83,525)
Gross profit	33,892	33,818	37,440	43,929	39,140	67,475
Other Income	4,223	0	0	0	0	0
Brand management	(28,880)	(35,555)	(49,256)	(53,653)	(32,040)	(48,362)
Administrative expenses	(9,556)	(11,837)	(3,432)	(4,131)	(2,383)	(4,090)
Corporate expenses	(9,350)	(12,772)	(14,145)	(12,851)	(8,082)	(13,002)
Finance expense	(8,214)	(5,213)	(4,041)	(8,791)	(6,238)	(10,409)
Brand transition, restructure and transaction expenses	(22,527)	(14,593)	(10,075)	(3,272)	(1,321)	(2,232)
Impairment expense	(4,895)	(8,904)	(8,173)	(1,914)	(292)	(2,157)
Other foreign currency gains/(losses)	3,642	615	1,963	757	(3,306)	(2,423)
Interest Income	5	12	0	0	0	0
Gain on intangible Assets	0	906	0	0	0	0
Fair value gain/(loss) on convertible notes derivative	(26,552)	0	(775)	2,393	(592)	0
Loss before income tax	(68,212)	(53,523)	(50,494)	(37,533)	(15,114)	(15,200)
Income tax benefit/(expense)	(134)	(782)	1,274	(60)	(865)	(5,546)
Loss for the period	(68,346)	(54,305)	(49,220)	(37,593)	(15,979)	(20,746)
Other comprehensive loss
Exchange differences on translation of foreign operations	(4,484)	2,131	(7)	148	(29)	31
Total comprehensive loss for the period	(72,830)	(52,174)	(49,227)	(37,445)	(16,008)	(20,715)

Loss per share for profit from continuing operations attributable to the ordinary equity holders of the company:
Basic loss per share (NZ$)	(0.62)	(34.74)	(200.77)	(131.38)	(60.54)	(82.86)
Diluted loss per share (NZ$)	(0.62)	(34.74)	(200.77)	(131.38)	(60.54)	(82.86)

* On December 20, 2019, the Company executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the prior year number of shares. See note 25 of our audited consolidated financial statements for further information.

Consolidated Balance Sheet Data

	Jan 31,	Jan 31,	Jan 31,	Jan 31,	Jan 31,	June 30,
Thousands of NZ$	2021	2020	2019	2018	2017	2016

Cash and cash equivalents	90,925	3,791	1,962	10,739	2,645	4,193
Working capital	63,775	(22,210)	(29,426)	(20,752)	(19,644)	(19,987)
Total assets	159,882	88,530	75,687	88,096	101,232	95,591
Borrowings	17,495	38,913	20,967	52,121	68,998	77,593
Total Shareholders equity	89,191	(6,284)	10,519	(5,710)	(9,044)	(17,876)

Unless otherwise noted, all translations from U.S. dollars to New Zealand dollars in this Annual Report were made at the closing rate as at January 31, 2021 of NZD$1 = US$0.7168. We make no representation that any New Zealand dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or New Zealand dollars, as the case may be, at any particular rate, at the rates stated below, or at all.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Related to Our Business and Industry

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

We may require additional capital funding, the receipt of which may impair the value of our Ordinary Shares.

Our future capital requirements depend on many factors, including our restructuring, our sales and marketing and our acquisition activities. We may need to raise additional capital through public or private equity or debt offerings or through arrangements with strategic partners or other sources in order to continue to develop and commercialize our products and product candidates. There can be no assurance that additional capital will be available when needed or on terms satisfactory to us, if at all. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing Ordinary Shares.

We may issue additional securities in the future, which may result in dilution to our shareholders.

We are not restricted from issuing additional Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares. We may conduct equity offerings in the future to raise additional capital to operate and/or expand our business or for acquisitions.

For instance, we may sell up to US$99,500,000 of Ordinary Shares (of which US$69,120,474 have been sold as of April 30, 2021) in an “at-the-market” offering pursuant to the February EDA (as defined in Item 4.B of this Annual Report, “Business Overview—Recent Developments”). It is not possible to predict the actual number of Ordinary Shares we will sell under the February EDA because the number of Ordinary Shares that are sold through Maxim will fluctuate based on a number of factors, including the market price of the Ordinary Shares during the sales period, the limits we set with Maxim in any applicable placement notice, and the demand for our Ordinary Shares during the sales period. However, we may sell a substantial number of Ordinary Shares in the ATM Offering.

We also may issue additional Ordinary Shares upon the exercise of our outstanding warrants. As of April 30, 2021, we had approximately 32,985,413 Ordinary Shares underlying our outstanding February 2021 Warrants (as defined in Item 4.B of this Annual Report, “Business Overview—Recent Developments”). However, the actual number of shares issued upon exercise of the February 2021 Warrants may be substantially more or less than this amount, depending, among other things, on whether the February 2021 Warrants are exercised through a Black-Scholes cashless exercise. In such event, the number of Ordinary Shares issuable upon exercise of the February 2021 Warrants would depend on the market price of the Ordinary Shares. We cannot predict the market price of our Ordinary Shares at any future date, and therefore, we are unable to accurately forecast or predict the total amount of shares that ultimately may be issued under the February 2021 Warrants. In no event will we be required to issue upon exercise of the warrants more than a fixed maximum number of Ordinary Shares specified in the warrants.

Furthermore, we also may issue additional Ordinary Shares upon exercise of our outstanding warrants (other than the February 2021 Warrants). As of May 17, 2021, there were 535,987 Ordinary Shares underlying such outstanding warrants.

There is no limit on the number of Ordinary Shares we may issue under our constitution. To the extent our outstanding warrants are exercised, our outstanding convertible promissory notes are converted, or we conduct additional equity offerings, additional Ordinary Shares will be issued, which may result in dilution to our shareholders. Sales of substantial numbers of shares in the public market could adversely affect the market price of our Ordinary Shares. In addition, issuances of a substantial number of shares will reduce the equity interest of our existing investors and could cause a change in control of our company.

Our new strategic direction may not be successful, which may adversely affect our results of operations and cause our share price to decline.

On January 21, 2021, we announced plans to undertake a transformative restructure in which we would dispose of our bricks-and-mortar operations in order to focus exclusively on our e-commerce business. To that end, we signed a non-binding and non-exclusive term sheet for the Bendon Sale (the divestment of our Bendon subsidiary, to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and Chief Executive Officer of the Company, and Anna Johnson, the Chief Executive Officer of Bendon). On April 23, 2021, we held an Extraordinary General Meeting of Shareholders, at which our shareholders approved the Bendon Sale. On April 30, 2021, we signed the Bendon Share Sale Agreement and simultaneously consummated the transactions contemplated thereby. See Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments,” for more information.

As a result of the Bendon Sale, our sole operating subsidiary is FOH. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products

Our strategy moving forward is, amongst other things, to organically grow the revenue and profitability of FOH, leverage our core capabilities and extract potential cross synergies, and actively pursue strategic acquisitions. Accordingly, our ability to achieve the anticipated benefits, including the anticipated cost savings or synergies of our new strategic direction is subject to many estimates, assumptions and uncertainties. Additional restructuring or reorganization activities may also be required in the future, which could further increase the risks associated with our new strategic direction. There is no assurance that we will successfully implement, or fully realize the anticipated impact of, our new strategic direction or execute successfully on our plan, in the timeframes we desire or at all. If we fail to realize the anticipated benefits from these measures, or if we incur charges or costs in amounts that are greater than anticipated, our financial condition and operating results may be adversely affected.

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

Acquisitions we complete may not be successful in achieving intended benefits, cost savings and synergies.

As discussed above, it is expected that acquisitions will be a key component of our strategy to build a leading pure play e-commerce business. We are well positioned with significant levels of available cash and a demonstrable track records of raising additional capital, if required, and have substantial flexibility in how we deploy the cash.

Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities but, due to legal and business limitations, we may not have access to all necessary information. The integration process may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

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

We also may issue additional equity securities in connection with an acquisition, which could cause dilution to our stockholders. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.

We have completed acquisitions that have not performed as well as initially expected and cannot assure you that any acquisition will not have a material adverse impact on our financial condition and results of operations.

The loss of the services of Justin Davis-Rice as Executive Chairman and Chief Executive Officer, other members of our executive management team, or other key personnel could have a material adverse effect on our business.

Justin Davis-Rice’s leadership in the business is critical to the successful pursuit of our business plan. The death or disability of Mr. Davis-Rice, or any other extended or permanent loss of his services, or any negative market or industry perception with respect to him or her or arising from his or her loss, could have a material adverse effect on our business, results of operations, and financial condition.

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

The market for intimate apparel products is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business and results of operations. We compete directly against retailers of intimate apparel products, including large, diversified companies with substantial market share and strong worldwide brand recognition, such as L Brands Inc., Hanesbrands Inc. and PVH Corp., whose brands include Victoria’s Secrets, Calvin Klein, Bonds, Yandy, Savage Fenty and others. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do. Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors promote their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have greater and substantial resources to devote to such efforts. Our competitors may also create and maintain brand awareness using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network, as opposed to distribution through retail stores, wholesale or internet, and many of our competitors have substantial resources to devote toward increasing sales in such ways.

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

As of the time of this filing, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail licensed ecommerce business impacting customer demand and through the impact on the supply chain and logistics side of the business. Throughout the period the business has been able to continue to trade through the Frederick’s of Hollywood online store with orders fulfilled through the U.S. warehouse. There have been periods when fulfilment has been negatively impacted by reduced productivity in the third-party warehouse due to requirements for social distancing or reduced employee availability. The impact of COVID-19 in Asia initially delayed stock flow due to temporary factory closures, however, the business was able to work with suppliers to prioritise and reschedule orders.

Management and the directors continue to monitor the situation on a daily basis to minimize the total impact to the group.

Our financial performance may be affected by credit and financial market conditions.

Future increases in interest rates or other tightening of the credit markets, or future turmoil in the financial markets, could make it more difficult for us to access funds, to enter into agreements for new indebtedness, to refinance any indebtedness we may incur (if necessary), or to obtain funding through the issuance of our securities. Any such adverse changes in the credit or financial markets could also impact the ability of our suppliers to access liquidity, or could result in the insolvency of suppliers, which in turn could lead to their failure to deliver our merchandise. Worsening economic conditions could also result in difficulties for financial institutions (including bank failures) and other parties that we may do business with, which could potentially impair our ability to access financing under existing arrangements or to otherwise recover amounts as they become due under our other contractual arrangements. Any such events could have a material adverse effect on our results of operations, financial condition and cash flows.

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

Our business has substantial international components that expose us to significant foreign exchange risk. Changes in exchange rates can impact our financial results in two ways: a translation impact and a transaction impact. The translation impact refers to the impact that changes in exchange rates can have on our financial results, as our operating results in local foreign currencies are translated into New Zealand dollars (or any other currency we use for financial reporting in the future) using an average exchange rate over the representative period. Accordingly, during times of a strengthening New Zealand dollar (or other reporting currency), particularly against the Australian dollar, the Euro, the British pound sterling and the U.S. dollar, our results of operations will be negatively impacted, and during times of a weakening New Zealand dollar (or other reporting currency), our results of operations will be favorably impacted.

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

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, gift cards, debit card, PayPal and other third-party payment vendors, which subjects us to certain regulations and the risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. While we use a third party to process payments, we are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI-DSS, and rules governing electronic funds transfers. If we fail to comply with applicable rules and regulations, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If any of these events were to occur, our business, financial condition and operating results could be adversely affected.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

Risk Related to Our Products, Brands and Customers

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

We presently are substantially dependent on our license of the Frederick’s of Hollywood brand. If we lose this license agreement, there will be significant loss of revenues and a negative effect on our business.

There are certain payments as well as other requirements associated with the license agreement for the Frederick’s of Hollywood brand. Failure to meet any of these requirements could result in the loss of the license. Additionally, after the term of the license agreement has concluded, the licensor may decide not to renew with us. We presently are substantially dependent on this licensed brand, and the loss of this licensed brands would have a material adverse effect on our results of operations and financial condition.

In addition, our revenues and profitability under this license agreement may change from period to period due to various factors, including the amount of the royalty fees, changes in consumer preferences, brand repositioning activities and other factors, some of which are outside of our control. We also depend to a certain extent on the marketing efforts of the owners of this licensed brand, and there can be no assurance that their efforts will be successful. If the profitability of this licensed brand is less than initially expected, the license agreement could have a material adverse effect on our results of operations and financial condition.

Our business depends on effective marketing, advertising and promotional programs.

Customer traffic and demand for our merchandise is influenced by our advertising, marketing and promotional activities, the name recognition and reputation of our brands, and the location of and service offered in our stores, in addition to many initiatives focused on direct channel and mobile applications, including social media. Although we use marketing, advertising and promotional programs to attract customers through various media, including social media, database marketing and print, if our competitors increase their spending on marketing, advertising and promotional programs, if our marketing, advertising and promotional expenses increase, if our programs become less effective than those of our competitors, or if we do not adequately leverage technology and data analytic capabilities needed to generate concise and effective competitive insight, our business, operational results, financial position and cash flows could be adversely impacted.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, our financial results may be materially adversely impacted.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce in shopping for apparel and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers and the websites of our competitors. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers.

We cannot assure you that the net sales contribution from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net sales may decrease, and our business, financial condition and operating results may be materially adversely affected.

We anticipate that our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. If our marketing efforts are not successful in promoting awareness of our brands and products, driving customer engagement or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our operating results will be adversely affected.

We obtain a significant amount of traffic via social networking websites and other channels used by our current and prospective customers. As e-commerce continues to rapidly evolve, we must continue to establish a presence in these channels and may be unable to develop or maintain these relationships on acceptable terms. We also use paid and non-paid advertising. We acquire and retain customers through retargeting, paid search/product listing ads, affiliate marketing, paid social, personalized email marketing and mobile “push” communications through our mobile apps. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer.

If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results.

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. If existing customers no longer find our offerings appealing, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our operating results. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average order value, our growth prospects, operating results and financial condition could be materially adversely affected.

We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our business requires us to manage a large volume of inventory effectively. We frequently add new apparel to our sites every week, and we depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of stock-keeping units, or SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by, among other things, the COVID-19 pandemic, seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, political instability and social unrest, and our consumers may not purchase products in the quantities that we expect.

It may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our suppliers. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any failure to accurately forecast demand for our brands could adversely affect growth, margins and inventory levels. In addition, our ability to meet customer demand may be negatively impacted by a shortage in inventory due to reduced inventory purchases or disruptions in the supply chain due to a number of factors, including the COVID-19 pandemic.

Merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If the rate of merchandise returns increases significantly or if merchandise return economics become less efficient, our business, financial condition and operating results could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time our products are damaged in transit, which can increase return rates and harm our brand. We generally accept merchandise returns for full refund if returned within 60 days of the delivery date and for returns up to 90 days we offer store credit, the customer can request a refund in this period by contacting the contact center.

Risk Related to Manufacturing and Distribution

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

We rely upon independent third-party transportation providers for substantially all of our merchandise shipments.

We currently rely primarily on independent third-party transportation providers for substantially all of our merchandise shipments, including shipments to our customers. Our use of third-party delivery services for shipments is subject to risks, including increased fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact a shipper’s ability to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which could have a material adverse impact on our business, operational results, financial position and cash flows.

We rely on an independent third-party distribution/fulfilment center.

We currently rely on an independent third party to warehouse and fulfil our customer orders, if this were shut down, or fail to operate efficiently this would impact our business. We operate this centre to manage the receipt, storage, sorting, packing and distribution of our merchandise to the customer directly. We depend in large part on the orderly operation of our receiving and distribution process, which depends, in turn, on adherence to shipping schedules, proper functioning of our information technology and inventory control systems and overall effective management of our distribution and fulfillment centers. As a result of damage to, or prolonged interruption of, operations at any of these facilities, or with respect to our third-party transportation provider, due to a work stoppage, operations significantly below historical efficiency levels, supply chain disruption, inclement weather, natural or man-made disasters, system failures, slowdowns or strikes, acts of terror or other unforeseen events, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores or customers, which in turn could have a material adverse effect on our business, operational results, financial position and cash flows. Although we maintain business interruption and property insurance for these facilities, there can be no assurance that our insurance coverage will be sufficient, or that insurance proceeds will be timely paid to us, if our distribution/fulfillment center is shut down or interrupted for any unplanned reason.

The successful operation of our business depends on our ability to maintain the efficient and continuous operation of our website and our associated fulfillment operations, and to provide a customer engaging shopping experience that will generate orders and return visits to our website.

Our direct channel services are subject to numerous risks, including:

●	system failures, including but not limited to, inadequate system capacity, human error, change in programming, website downtimes, system upgrades or migrations, Internet service or power outages;
●	cyber incidents, including but not limited to, security breaches and computer viruses;
●	reliance on third-party computer hardware/software fulfillment and delivery providers;
●	unfavorable federal or state regulations or laws;
●	violations of federal, state or other applicable laws, including those related to online privacy;
●	disruptions in telecommunication systems, power outages or other technical failures;
●	ability to anticipate and implement innovations in technology and logistics;
●	credit card fraud;
●	constantly evolving technology;
●	liability for online content;
●	natural or man-made disasters or adverse weather conditions.

Our failure to maintain efficient and uninterrupted order-taking and fulfillment operations or our failure to successfully address and respond to any one or more of these risks could damage the reputation of our brands and have a material adverse effect on our business, operational results, financial position and cash flows.

Risk Related to Our Technology and Intellectual Property

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

Risk Related to Regulatory and Legal Matters

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy, data protection, data security, anti-spam, content protection, electronic contracts and communications, consumer protection, website accessibility, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as many of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries or territories may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries or territories, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

Our reported financial results may be adversely affected by changes in accounting principles

Generally accepted accounting principles are subject to interpretation by the SEC and the Public Company Accounting Oversight Board and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

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

We have direct operations in the U.S. and in Australia and the applicable tax rates vary by jurisdiction. As a result, our overall effective tax rate could be materially affected by the relative level of earnings in the various taxing jurisdictions to which our earnings are subject. In addition, the tax laws and regulations in the countries where we operate may be subject to change and there may be changes in interpretation and enforcement of tax law. As a result, we may pay additional taxes if tax rates increase or if tax laws, regulations or treaties in the jurisdictions where we operate are modified by the competent authorities in an adverse manner.

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

Our current operations in international markets and our efforts to expand into additional international markets may be affected by legal and regulatory risks.

We are subject to Australian anti-corruption laws, the U.S. Foreign Corrupt Practices Act, and the anti-corruption laws of the other foreign countries in which we operate and manufacture our products. Although we implement policies and procedures designed to promote compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation could result in sanctions or other penalties and have an adverse effect on our business, reputation and operating results.

We are and may become the subject of various claims, threats of litigation, litigation or investigations which could have a material adverse effect on our business, financial condition, results of operations or price of our ordinary shares.

We are and may become subject to various claims, threats of litigation (including, from current and former shareholders of our company), litigation or investigations, including commercial disputes and employee claims, and from time to time may be involved in governmental or regulatory investigations or similar matters. Any claims asserted against us or our management, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our clients, distribution partners and other third parties and could lead to additional related claims. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, financial condition, results of operations and price of our Ordinary Shares.

Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The United States and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Regulation of the use of these cookies and other online tracking and advertising practices, or a loss in our ability to make effective use of services that employ such technologies, could increase our costs of operations and limit our ability to track trends, optimize our product assortment or acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition and operating results.

Foreign laws and regulations relating to privacy, data protection, information security, and consumer protection often are more restrictive than those in the United States. As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results.

Risk Related to Our Ordinary Shares

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

We have identified deficiencies in our internal controls that are deemed to be material weaknesses. A material weakness is a deficiency, or a combination of deficiencies in internal controls over financial reporting, such that if there is a material misstatement in our financial statements, they will not necessarily be prevented or detected on a timely basis. As of January 31, 2021, the matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were:

1)	Lack of sufficient resources and key accounting personnel with sufficient knowledge and experience in the reporting and compliance with IFRS, SEC and PCAOB.
2)	No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures.
3)	We did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of IFRS commensurate with management’s financial reporting requirements.
4)	Lack of appropriate oversight from the Board of Directors, especially Audit Committee in ensuring the Company takes the appropriate steps to remediate the weaknesses in their financial reporting and internal controls in a timely manner.
5)	Lack of design controls to understand and to evaluate the completeness, accuracy and valuation of non-routine transactions

We are developing a plan to remediate these material weaknesses as follows:

●	We appointed a new Chief Financial Officer with extensive public company finance and audit committee experience and Financial Controller. In addition, we will look to supplement any gaps with external consultants to supplement gaps of knowledge with complex transactions and help with the formal process documentation.
●	The divestment of the Bendon Legacy Business leaves a much simpler business, as such it will be a significantly less time-consuming job to document controls and procedures.
●	The divestment also removes the old Bendon ERP system which is outdated in terms of some of the control elements, which is the key finding of this weakness.

The system and process related weaknesses relate largely to the Legacy Bendon Business and as a result of the divestiture the going forward risk associated with these areas is reduced.

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

Our share price may be volatile, and purchasers of our securities could incur substantial losses.

Our share price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, and our share price recently has experienced the effects of such extreme volatility. For example, the closing price of our Ordinary Shares on Nasdaq was US$0.99 on March 3, 2021. Between January 4, 2021 and March 3, 2021, the highest intra-day sale price of our Ordinary Shares was US$3.60 and the lowest intra-day sale price of our Ordinary Shares was US$0.19. During this time, we did not make any announcements regarding our financial condition or results of operations, although we did announce a planned restructuring on January 21, 2021. Since March 3, 2021, the sales price of our Ordinary Shares on Nasdaq has been between $0.46 and $1.11.

We may continue to experience rapid and substantial increases or decreases in our stock price in the foreseeable future that are do not coincide in timing with the disclosure of news or developments by us. Accordingly, the market price of the Ordinary Shares may fluctuate dramatically, and may decline rapidly, after you purchase shares from the Selling Shareholders, irrespective of any developments in our business.

The market price for our Ordinary Shares may be influenced by many factors, including the following:

●	factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our Ordinary Shares and any related hedging and other trading factors;
●	speculation in the press or investment community about our company or industry;
●	the political, economic and social situation in the Australia, New Zealand, the United States and the other countries in which we operate, including privacy laws;
●	actual or expected variations in operating results;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, or other business developments;
●	adoption of new accounting standards affecting the industry in which we operate;
●	operations and stock performance of competitors;
●	litigation or governmental action involving or affecting us or our subsidiaries;
●	recruitment or departure of key personnel;
●	purchases or sales of blocks of our Ordinary Shares; and
●	operating and stock performance of the companies that investors may consider to be comparable to us.

These broad market and industry factors may seriously harm the market price of our Ordinary Shares, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our Ordinary Shares may become the target of a “short squeeze.”

Recently, securities of certain companies have increasingly experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze.” These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. There can be no assurance that we will not, in the future be, a target of a short squeeze, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.

Nasdaq may delist the Ordinary Shares from quotation on its exchange, which could limit investors’ ability to sell and purchase our securities and subject us to additional trading restrictions.

The Ordinary Shares are currently listed on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol “NAKD.” However, on April 26, 2021, we received a notice from Nasdaq’s Listing Qualifications Department stating that, for the 30 consecutive business days ending April 23, 2021, the closing bid price for the Ordinary Shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days (until October 25, 2021) to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the 180-day period, we may be eligible for additional time.

If the Ordinary Shares are not listed on Nasdaq at any time, we could face significant material adverse consequences, including:

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Office Location

Our principal executive office and registered office is located at Unit 7, 35-39 William Street Double Bay New South Wales 2028, Australia. Our agent for service of process in the U.S. is Graubard Miller, our U.S. counsel, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

Principal Legal Advisers

Our principal legal adviser in the U.S. is Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, New York, New York 10174.

History and Development

We are an Australian public limited company formed on May 11, 2017 under the name “Bendon Group Holdings Limited.”

On June 19, 2018, we completed a business combination with Bendon, a New Zealand company formed in 1947, and Naked Brand Group, Inc. (“Naked (NV)”), a Nevada corporation formed in 2005 under the name “Search By Headlines.com Corp.” The business combination was completed by means of (i) a reorganization of Bendon, pursuant to which all of the shareholders of Bendon exchanged all of the outstanding ordinary shares of Bendon for our Ordinary Shares, and (ii) immediately thereafter, a merger between a wholly owned subsidiary of ours and Naked (NV), with Naked (NV) surviving as a wholly owned subsidiary of ours and the Naked (NV) stockholders receiving our Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (NV). Prior to the completion of the business combination, we had no assets and had not conducted any material activities other than those incidental to our formation. Effective on and from the closing of the business combination, our business became the business of Bendon and Naked (NV) and we changed our name from Bendon Group Holdings Limited to “Naked Brand Group Limited.”

On November 15, 2018, we and Bendon entered into a stock purchase agreement with the shareholders of FOH, including Cullen Investments Limited (“Cullen”), at the time a significant shareholder of ours and also a debtor of ours. Pursuant to the agreement, on December 6, 2018, we purchased all of the issued and outstanding shares of FOH, in order to gain direct ownership of the Frederick’s of Hollywood license arrangement FOH had with ABG-Frederick’s of Hollywood, LLC (“ABG”). We previously marketed merchandise under the Frederick’s of Hollywood brand through a sub-license arrangement with FOH. As a result of the acquisition of FOH, we obtained a direct relationship with ABG in relation to the Frederick’s of Hollywood license. Under the terms of the stock purchase agreement, we paid a purchase price of approximately US$18.2 million, as follows (i) we forgave debt owed to Bendon by FOH and Cullen, in the aggregate amount of approximately US$9.9 million, and (ii) we issued 3,765,087 of our Ordinary Shares to FOH’s shareholders, valued at a price per share of US$2.20. We also agreed to satisfy certain obligations with respect to certain claims involving the parties.

On December 20, 2019, we completed a reverse stock split of our Ordinary Shares, pursuant to which every 100 Ordinary Shares outstanding as of the effective time of the reverse stock split were combined into one Ordinary Share.

On January 21, 2020, we entered into an agreement to sell all of our rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a purchase price of US$600,000 in cash. We were permitted to continue to sell off any inventory bearing the Naked brand that was in existence as of the closing. The closing of the sale occurred on January 28, 2020.

On January 21, 2021, we announced plans to undertake a transformative restructure in which we would dispose of our bricks-and-mortar operations in order to focus exclusively on our e-commerce business. To that end, we signed a non-binding and non-exclusive term sheet for the Bendon Sale (the divestment of our Bendon subsidiary, to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and Chief Executive Officer of the Company, and Anna Johnson, the Chief Executive Officer of Bendon). On April 23, 2021, we held an Extraordinary General Meeting of Shareholders, at which our shareholders approved the Bendon Sale. On April 30, 2021, we signed the Bendon Share Sale Agreement and simultaneously consummated the transactions contemplated thereby. See Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments,” for more information.

As a result of the Bendon Sale, our sole operating subsidiary is FOH. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Principal Capital Expenditures

Our capital expenditures for the twelve months ended January 31, 2021, 2020 and 2019 amounted to $1.7m. $1.3m, and $0.2m, respectively. Our capital expenditures during those years consisted of investments in property, plant and equipment for new and existing stores. We anticipate our capital expenditures in fiscal year 2022 to include investments in technology, which will be financed through existing cashflows along with from operations and from financing transactions.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.nakedbrands.com, which contains information about our company. The information on our website shall not be deemed part of this Annual Report.

B. Business Overview

Naked E-Commerce Business

Summary

Currently our sole business is operated through our operating subsidiary FOH. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

We sell our Frederick’s of Hollywood products online at www.fredericks.com.

FOH has entered into a services agreement with Bendon Limited whereby Bendon will continue to provide a full range of services to FOH covering selling, marketing, advertising, manufacturing, designing, distribution and logistics, inventory management, e-commerce and website management, customer service and associated MIS-business systems and operational financial support.

Following the divestment of Bendon and having recently raised capital, Naked is in a strong financial position to further leverage and build on its leading e-commerce position in intimate apparel through the addition of synergistic, high growth and high margin e-commerce businesses as part of its new strategy to a pure-play e-commerce leader.

Brands

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

Our Strategy

Our strategy is to build a leading pure-play e-commerce business in intimate apparel through:

●	Leveraging our managements and board’s extensive operational, corporate development and capital market expertise and deep industry knowledge and experience in intimates, apparel and consumer brand building.
●	Growing and retaining customers, drive sales growth and improve profitability of the FOH business.
●	Continuing to innovate our business model, products, offerings and platforms.
●	Investment in brands and technology to strengthen and enhance our customer experience.
●	Utilizing our demonstrated track record of successful capital raising and advantaged access to growth capital via shelf filing, ATM and registered direct share issuances.

We intend to pursue accretive, strategic acquisitions with synergistic benefits that complement our business and operations and help us expand our brands, categories, product offerings and geographies.

Additional Information

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

Seasonality of Business

Our operations are seasonal in nature and consist of two selling periods across the year, where the second selling season generates the most sales (the August to January period). This second selling period, which includes the holiday season, accounted for approximately 57%, 53% and 57% of our net sales for the twelve months ended January 31, 2021, 2020 and 2019, respectively, and is typically our most profitable period.

Merchandise Suppliers and Merchandise Inventory

During the twelve months ended January 31, 2021, 2020 and 2019, we purchased merchandise from approximately 64, 54, and 59 suppliers respectively located primarily in China. We believe price volatility is low. Of these vendors 30 relate to our FOH Business and 34 related to the Legacy Bendon Business.

Marketing, Sales and Distribution

Our merchandise is shipped from our suppliers to our sole distribution center in CA. We use a variety of shipping terms that result in the transfer to us of title to the merchandise at either the point of origin or point of destination. From our distribution centers, our merchandise is transported to our customers who purchase online.

Our policy is to maintain sufficient quantities of inventories on hand at our distribution centers to enable us to offer customers an appropriate selection of current merchandise. We emphasize rapid turnover and take markdowns as required to keep merchandise fresh and current.

Information Systems

Our management information systems consist of a range of retail, financial and merchandising systems. The systems include applications related to e-commerce, merchandising, planning, sourcing, logistics, inventory management, data security and support systems including human resources and finance. These systems are partially run by Naked Brand Group Ltd and for FOH mainly through Bendon Ltd as part of the FOH services agreement.

Trademarks and Patents

The Frederick’s of Hollywood trademarks are licensed under a license agreement. Prior to the divestment of Bendon we also held the trademarks and licenses disclosed in the Legacy Bendon Business section.

Employee Relations

After the Bendon Sale, we have two executive officers who are engaged through consulting agreements and one Naked employee all based in Australia. In addition. there are 9 employees in the Bendon business who worked directly on the FOH business, including 2 designers based in Australia, 4 e-commerce specialists based in New Zealand and a customer service team of 4 based in New Zealand. In addition, there are a number of the Bendon team in New Zealand, largely in support function roles, who continue to support the FOH business along with the Bendon business. We have substantially fewer employees as a result of the Bendon Sale. None of the employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and believes its relations with its employees are excellent.

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

Real Estate

Our principal executive office is located at Unit 7, 35-39 William Street, Double Bay, New South Wales, 2028, Australia. We use an independent warehousing contractor in the U.S. to facilitate distribution of FOH products, which is located in Ontario, California.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents, cash flows generated from operations and equity and debt financing transactions.

Legacy Bendon Business

Summary

Prior to the completion of the MBO, we operated the Bendon business. Bendon was a designer, distributor, wholesaler, and retailer of women’s and men’s intimate apparel, as well as women’s swimwear. Its merchandise was sold through Bendon-owned retail stores in Australia and New Zealand; through online channels; and through wholesale partners in Australia and New Zealand and, on a more limited basis, through wholesale partners and distributors in the E.U. (collectively, “partners”).

Brands

Bendon’s brands include their flagship Bendon brand, as well as Bendon Man, Me, By Bendon, Davenport, Fayreform, Lovable, Pleasure State, VaVoom, Evollove, and Hickory brands. They sold products under these brands at 59 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, they sold products under these brands in 100+ wholesale stores in Australia, New Zealand, the U.K. and the E.U., and through distributors in the E.U.

Company-Owned Retail Stores

Bendon had company-owned retail stores which are located in shopping malls and strips in Australia and New Zealand.

The following table provides the number of our company-owned retail stores in operation for each location as of January 1, 2021, 2020 and 2019.

Store Location (State/City)	Country	January 1, 2019	January 1, 2020	January 1, 2021
Australian Capital Territory	Australia	1	1	1
New South Wales	Australia	8	8	7
Queensland	Australia	6	6	6
South Australia	Australia	1	1	1
Victoria	Australia	9	7	6
Western Australia	Australia	2	2	2
North Island	New Zealand	29	29	29
South Island	New Zealand	7	7	7

The following table provides the changes in the number of our company-owned retail stores operated for the past five calendar years.

Calendar Year	As of January 1	Opened	Closed	As of December 31
2020	61	1	(3)	59
2019	63	1	(3)	61
2018	62	4	(3)	63
2017	59	5	(2)	62
2016	52	8	(1)	59

The following table provides the number of wholesale partner stores that sell our products as of January 1, 2021, 2020 and 2019. In addition to our wholesale partner stores, we also sell through distributors in the E.U., which is not reflected in the following table.

Wholesale doors, excluding distributors	January 1, 2019	January 1, 2020	January 1, 2021
Australia & New Zealand	1,078	324	178
U.K.	2	1	3
International	5	0	0
U.S.	4,456	0	0
Total	5,241	325	181

Employee Relations

As of January 31, 2021, we employed approximately 506 employees, 67% of whom were part-time or casual.

These employees were part of the Legacy Bendon Business. The number of employees, by geography, is noted in the table below.

Region	Employees
Australia	127
New Zealand	379
United Kingdom	0
Hong Kong	0
U.S.	0

None of the employees are currently covered by a collective bargaining agreement. We have had no labor-related work stoppages and believes its relations with its employees are excellent.

C. Organizational Structure

The following chart illustrates the organizational structure of us and our subsidiaries as of the date of this Annual Report:

D. Property, Plants and Equipment

The disclosure set forth under “Naked E-Commerce Business—Real Estate” on page 25 and “Legacy Bendon Business—Real Estate” on page 26 is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis (this “MD&A”) provides information concerning our financial condition and results of operations for the fiscal years ended January 31, 2021, 2020 and 2019 and should be read in conjunction with our audited consolidated financial statements and the related notes included in Item 17 of this Annual Report, “Financial Statements.”

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

Introduction

We are a designer and e-commerce retailer of women’s and men’s intimates apparel and swimwear. We sell products under the licensed brand, Frederick’s of Hollywood in the U.S. We are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

We previously sold products through the Bendon business in Australia and New Zealand. On January 21, 2021, we announced plans to undertake a transformative restructure in which we would dispose of our bricks-and-mortar operations in order to focus exclusively on our e-commerce business. To that end, on April 30, 2021, we signed the Bendon Share Sale Agreement and simultaneously consummated the Bendon Sale contemplated thereby. As a result of the Bendon Sale, our sole operating subsidiary is FOH, through which we hold the Frederick’s of Hollywood global online license. Post sale Naked has been legally released from the leases relating to the Bendon business.

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

Proforma Financial Statements

The below information shows on an unaudited basis the proforma results of the remaining Naked business. It is provided for illustrative purposes to give an indication of how the business will look following the divestment of the Bendon business. Proforma Naked being the operations, including FOH, that will be retained post-sale of Bendon, and Sale of Bendon being the operations of Bendon, subject of the sale.

The pro forma financial information, is unaudited and uses certain financial measures which are not prescribed by IFRS, including adjusted EBITDA that represents the profit adjusted for specific non-cash and significant items, it therefore includes the rent component of the business within the brand management costs. The Company believes that these pro-forma financial statements and measures provide useful information about the underlying financial performance of these businesses and they should be considered as supplements to the income statement measures that have been presented in accordance with International Accounting Standards and not as a replacement for them.

(a)	Naked pro-forma historical profit or loss statement

The unaudited pro-forma historical profit or loss statement below discloses, on a pro-forma basis, the effect on the Company of the divestiture of Bendon assets, liabilities and operations, as if (1) for the pro forma balance sheet, the divestiture occurred on January 31, 2021, and (2) for the pro forma P&L, the divestiture occurred on February 1, 2020.

The entity groups are based on internal management reports that have not been audited and have been prepared based on making certain pro-forma adjustments, as detailed below, that management have identified to materially reflect these separate operating segments. The accounting policies adopted in preparing these operating segments are materially consistent with those adopted in the Group financial statements other than as noted below.

Unaudited pro forma profit or loss statement for the 12 Months Ended January 2021

	Group as reported NZ$'000	Sale of Bendon NZ$'000	Proforma Naked NZ$'000
Revenue	80,039	55,624	24,415
Gross margin	33,892	27,512	6,380
Brand management expenses [1]	(37,429)	(29,151)	(8,278)
Administrative expenses	(856)	(292)	(564)
Corporate expenses	(9,350)	(7,009)	(2,341)
Other income – COVID support	4,223	4,223	-
Other foreign exchange gain/loss	1,661	526	1,135
Adjusted EBITDA [2]	(7,859)	(4,191)	(3,668)
Brand transition, restructure and transaction expenses [3]	(22,527)	(3,147)	(19,380)
Finance costs [1,4]	(6,809)	(2,929)	(3,880)
Interest income	5	5	-
Impairment expense [5]	(4,895)	(4,895)	-
Depreciation and amortisation [1,6]	(1,556)	(1,106)	(450)
Unrealised foreign exchange gain	1,981	(213)	2,194
Fair value loss on Convertible Notes derivative	(26,552)	(14,158)	(12,394)
Loss before income tax	(68,212)	(30,634)	(37,578)
Income tax expense	(134)	(108)	(26)
Loss of for the period	(68,346)	(30,742)	(37,604)

Pro forma adjustments

The following transactions and events contemplated in these pro-forma financial statements are to present operating segments that materially represent the operations that will remain after the sale of Bendon and the Bendon operations that are to be divested.

1.	Prepared as if IFRS 16 – “Leases” does not apply by recognising lease expenses of $7.1m in brand expenses and by adjusting depreciation costs by an equivalent amount.

2.	Above adjusted EBITDA all expenses are allocated on the basis of matching costs to the revenue generating segment.

3.	Management’s discretion was used to allocate brand transition, restructure and transaction expenses below the line based on the nature of expense and the entity it related to.

4.	Finance and interest costs and those associated with capital raises are allocated based on the adjusted EBITDA ratio as an indicator of cash requirements

5.	Impairment expense relates to the Bendon brands

6.	Depreciation and amortisation have been allocated based on the entity holding the assets.

(b)	Naked pro-forma historical balance sheet

The purpose of this is to reflect how the Naked group will look following the divestment of the Bendon business.

	Group as reported 31 January 2021	Sale of Bendon 31 January 2021	Naked 31 January 2021	Repay BNZ	Bendon Inventory Adjustment and costs adjustment	Eliminate Inter Co debt	Naked Group Divestment Proforma
	NZ$000’s	NZ$000’s	NZ$000’s
Assets
Current Assets
Cash and cash equivalents	90,925	508	90,417	(14,500)	(5,164)		70,753
Trade and other receivables (excluding group undertakings)	8,134	7,593	541				541
Inventory	16,596	13,337	3,259				3,259
Group undertakings	-	(43,583)	43,583			(43,583)	-
Current tax receivable	-	-	-				-
Total current assets	115,655	(22,145)	137,800				74,553

Non-current assets
Property, plant and equipment	2,977	2,976	1				1
Right-of-use assets	18,401	18,401	-				-
Intangible assets	22,849	3,547	19,302				19,302
Deferred tax assets	-	-	-				-
Total non-current assets	44,227	24,924	19,303				19,303
Total assets	159,882	2,779	157,103				93,856

Liabilities
Current liabilities
Trade and other payables	28,728	11,326	17,402				17,402
Lease liabilities	6,955	6,955	-				-
Borrowings	14,493	14,493	-				-
Derivative on convertible notes	629	-	629				629
Current tax liabilities	205	180	25				25
Provisions	870	870	-				-
Total current liabilities	51,880	33,824	18,056				18,056

Non-current liabilities
Lease liabilities	14,597	14,597	-				-
Convertible loan notes	3,002	-	3,002				3,002
Provisions	1,212	1,212	-				-
Total non-current liabilities	18,811	15,809	3,002				3,002
Total liabilities	70,691	49,633	21,058				21,058
Net assets/(liabilities)	89,191	(46,854)	136,045				72,798

Net Equity	89,191	(46,854)	136,045				72,798

Pro forma adjustments

Detailed below are adjustments made to reflect the separate pro-forma historical statements of financial position of Bendon, Naked and Naked Divestment Pro-Forma that gives effect to the sale of Bendon as if the transaction had occurred on 31 January 2021.

1.	Interim Bendon Sale consideration:

NZ$
(a) Inventory adjustment payment	4.8m
(b) Intercompany debt forgiveness	43.6m
(c) Buyers costs	0.3m
(d) BNZ loan repayment	14.5m
Total interim consideration	63.2m

2.	Completion accounting has not been finalised and is, amongst other things, subject to finalisation to a completion adjustment for actual Net Cash/(Debt) and actual Net Working Capital at the Accounts Date (31 January 2021) along with a reconciliation of inter-company debt. The completion adjustments are to be prepared within 30 days after Completion (30 April 2021).
3.	Outline of assumptions approach to balance sheets
a.	All balance sheet items follow the entity the asset/liability relates to.

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

As of the time of this filing, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail, wholesale and licensing businesses. Throughout the financial period reported and to this date the business has had periods where it has temporarily closed its bricks and mortar stores. Throughout these periods the business has been able to continue to trade through the Bendon Lingerie and Frederick’s of Hollywood online stores and has been able to fulfil online orders from the New Zealand and U.S. warehouses. To mitigate the significant impact on cashflow the business was able to work with suppliers to get support with delayed payments and to negotiate support from the majority of landlords to provide rent abatements through the periods of closure. Employees agreed to work reduced hours for the initial key shutdown periods. For the Bendon part of the business, we were able to apply for Government wage subsidies from the New Zealand and Australian governments. At the date of this report, we had received $2.0m in subsidies from the New Zealand government and $0.8m from the Australian Government. The business was able to receive support from the Bank of New Zealand (“BNZ”) to defer loan repayments and has subsequently repaid this loan and closed the facility (see “Senior Secured Credit Facility” below). The impact of COVID-19 in Asia initially delayed stock flow due to temporary factory closures, however, the business was able to work with suppliers to prioritise and reschedule orders.

Management and the directors continue to monitor the situation on a daily basis to minimize the total impact to the group.

Bendon Sale

On April 30, 2021, we signed the Bendon Share Sale Agreement with JADR Holdings Pty Limited as trustee for the JDR Family Trust No 2, an entity affiliated with Justin Davis-Rice, and Matana Intimates Holdings Trustee Limited as trustee for the Matana Intimates Holding Trust, an entity affiliated with Anna Johnson (together, the “Buyers”), and simultaneously consummated the Bendon Sale contemplated thereby. Pursuant to the Bendon Share Sale Agreement, we sold all of the issued share capital in Bendon together with any accrued rights free from encumbrances for the consideration described below on the terms and conditions set out in the Bendon Share Sale Agreement. The Bendon Sale had an economic close of January 31, 2021 (the “Accounts Date”) notwithstanding that closing of the Transaction (the “Completion”) occurred on April 30, 2021.

Because the Buyers are related parties of ours, we adopted strict governance and information protocols to ensure independent consideration and assessment of the Buyers’ proposal and the Bendon Share Sale Agreement. Our independent directors formed an independent committee of the board of directors, which considered, on our behalf, the Bendon Sale. The consideration paid for the share capital of Bendon was determined through negotiations between the independent committee and the Buyers.

The key terms of the Bendon Share Sale Agreement are as follows:

Consideration. The consideration paid by the Buyers was NZ$1.00 as adjusted based on the target inventory amount of NZ$18.2 million and by a true up adjustment for estimated Net Cash/(Debt) and Working Capital as at the Accounts Date. The inventory adjustment resulted in a payment by us to Bendon in the amount of NZ$4.8 million. The Net Cash/(Debt) and Working Capital adjustments are to be prepared within 30 business days after Completion.

Exit Event Proceeds. If the Buyers or Mr. Davis-Rice and Ms. Johnson agree to sell the shares in Bendon or its business within three years following Completion, we will be entitled to the following percentage of the net proceeds of the sale: in the first year following Completion, 75%; in the second year following Completion, 50%; and in the third year following Completion, 25%.

Profit share. We are entitled to a tiered percentage of net profits of Bendon and the entities controlled by Bendon (the “Bendon Group”) for three years commencing on July 1, 2021, being in: the first year, 30%; the second year, 20%; and the third year, 10%. The net profits are to be calculated on a cumulative basis so that any losses from the first or second year are offset against any profits in a subsequent year.

Forgiveness of the Intra Group Loans. We forgave all inter-company debt owing by the Bendon Group to us and our subsidiaries other than the Bendon Group effective as of January 30, 2021 (which is approximately NZ$43.6 million).

Naked Facility. We will provide Bendon with a 5 year loan of up to NZ$7 million (the “Naked Facility”) at an initial interest rate per annum of 5% and, following Bendon obtaining additional external senior debt which the Buyers and Bendon are proposing to raise after Completion, an interest rate of 50 basis points above the rate of this senior debt. The Naked Facility will also be subordinated to this senior debt.

Costs. We agreed to pay up to NZ$300,000 of the Buyers’ and Bendon’s costs in relation to the Bendon Sale, which was agreed in exchange for the Buyers’ agreeing for the term sheet to be entered into on a non-exclusive basis.

FOH Services Agreement. FOH, our wholly owned subsidiary, entered into a management services agreement (the “FOH Services Agreement”) with Bendon pursuant to which Bendon will provide certain management services.

As a result of the Bendon Sale, our sole operating subsidiary is FOH. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Management Changes

On January 21, 2021, our board of directors appointed Justin Davis-Rice as our Chief Executive Officer, replacing Anna Johnson. Ms. Johnson remained the Chief Executive Officer of Bendon. In connection with his appointment, our board of directors, upon the recommendation of the compensation committee, granted to Mr. Davis-Rice phantom warrants with a strike price equal to $0.37 (the 20-day volume-weighted average price of the Ordinary Shares). The phantom warrants will vest in three tranches, with the first tranche vesting immediately, the second tranche vesting on July 21, 2021 and the third tranche vesting on January 21, 2022. Each tranche will cover 1.5% of our outstanding Ordinary Shares as of the date of vesting and will expire three years after its vesting date. Upon exercise, the Company will net cash settle the phantom warrants. As a result, no Ordinary Shares will be issued.

On January 18, 2021, our board of directors appointed Simon Tripp as a director of the Company. Mr. Tripp replaced Paul Hayes, who resigned as a director of the Company on the same day. See Item 6 of this Annual Report, “Directors, Senior Management and Employees,” for biographical information about Mr. Tripp.

On April 19, 2021 Mark Ziirsen was appointed as Chief Financial Officer, replacing Cheryl Durose. See Item 6 of this Annual Report, “Directors, Senior Management and Employees,” for biographical information about Mr. Ziirsen.

Nasdaq Compliance

On April 26, 2021, we received a notice from Nasdaq’s Listing Qualifications Department stating that, for the 30 consecutive business days ending April 23, 2021, the closing bid price for the Ordinary Shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days (until October 25, 2021) to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the 180-day period, we may be eligible for additional time.

The Nasdaq notification did not have any immediate effect on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade uninterrupted under the symbol “NAKD”. Naked management intends to actively monitor the bid price for the Ordinary Shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

Financing Transactions

February 2021 Private Placement

On February 24, 2021, we entered into a securities purchase agreement (the “February 2021 SPA”) with certain accredited investors, pursuant to which we agreed to sell in a private placement an aggregate of US$100,000,000 of units, each unit consisting of one Ordinary Share and one warrant to purchase Ordinary Shares (the “February 2021 Warrants”). On March 10, 2021, we entered into an amendment to the February 2021 SPA, which reduced the price per unit sold under the February 2021 SPA and made certain changes to the form of the February 2021 Warrant to, among other things, reduce the initial exercise price and limit the number of ordinary shares which may be issued upon a Black-Scholes value cashless exercise of the February 2021 Warrant (as more fully described below), by increasing the floor price specified in the warrants, lowering the underlying price used in the calculation of the Black-Scholes value per warrant and establishing a maximum number of Ordinary Shares that may be issued under the warrants. On the same day, we consummated the sale of the units pursuant to the February 2021 SPA. The purchase price per unit was US$0.85, resulting in the issuance of an aggregate of 117,647,059 Units (representing an aggregate of 117,647,059 Ordinary Shares and 117,647,059 February 2021 Warrants). We granted a financing rebate to the investors, resulting in net proceeds to us, after offering expenses, of approximately US$94.9 million.

The February 2021 Warrants have an exercise price of US$0.935 per share and will expire on March 10, 2026. The February 2021 Warrants contain a Black-Scholes cashless exercise feature, which permits the February 2021 Warrants to be exercised on a cashless basis for a number of Ordinary Shares equal to the Black-Scholes value per share, multiplied by the number of Ordinary Shares as to which the warrant is being exercised, divided by the closing bid price on Nasdaq as of two trading days prior to the exercise date, as reported by Bloomberg (but not less than a specified floor price). For this purpose, the Black-Scholes value per share is calculated using an underlying price equal to US$0.95 (as may be adjusted for stock dividends, subdivisions, or combinations); a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the $0.935 exercise price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the February 2021 Warrant). Accordingly, the Black-Scholes value calculation will not change as a result of future changes in the stock price, risk-free interest rate, volatility or remaining life of the February 2021 Warrants. As a result, the number of Ordinary Shares issued upon exercise of the February 2021 Warrants may substantially exceed 117,647,059 shares. The February 2021 Warrants may not be exercised to the extent the holder or any of its affiliates would beneficially own more than 9.9% of the Ordinary Shares outstanding on the closing date after giving effect to such exercise. Further, in no event will we be required to issue upon exercise of the warrants more than a fixed maximum number of Ordinary Shares specified in the February 2021 Warrants.

As of the date of this Annual Report, the February 2021 Warrants have been exercised as to 85,468,897 Ordinary Shares, pursuant to the Black-Scholes cashless exercise provision, for an aggregate issuance of 142,842,302 Ordinary Shares. These amounts include exercises as to 17,106,545 shares, for which notices of exercise have been received but the shares have not yet been issued, which will result in the issuance 28,055,275 ordinary shares.”

ATM Offerings

On February 24, 2021, we entered into an equity distribution agreement (the “February EDA”) with Maxim Group LLC (“Maxim”), pursuant to which we may sell, from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to US$99,500,000 (the “ATM Offering”). Sales of Ordinary Shares in the ATM Offering, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act. Maxim is not required to sell any specific amount but will act as our exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and us. We have no obligation to sell any of the Ordinary Shares under the February EDA and may at any time suspend solicitation and offers under the February EDA. As of April 30, 2021, we sold an aggregate of 69,269,818 Ordinary Shares pursuant to the February EDA, for gross proceeds of US$69,120,474 (NZ$96,429,232) and net proceeds of US$67,046,860 (NZ$93,536,355), after payment to Maxim of an aggregate of US$2,073,614 (NZ$2,892,877) in commissions.

In addition, we conducted two prior “at the market” offerings through Maxim. On October 19, 2020, we entered into an equity distribution agreement with Maxim (the “October EDA”), pursuant to which we sold an aggregate of 107,036,117 Ordinary Shares, for gross proceeds of US$49,999,716 (NZ$69,754,068) and net proceeds of US$48,499,724 (NZ$67,661,446), after payment to Maxim of an aggregate of US$1,499,991 (NZ$2,092,622) in commissions. In connection with the execution of the February EDA, we terminated the offering under the October EDA. On August 20, 2020, we entered into an equity distribution agreement with Maxim, as amended on September 25, 2020 (the “August EDA”), pursuant to which we sold an aggregate of 138,252,413 Ordinary Shares, for gross proceeds of US$17,998,700 (NZ$25,109,793) and net proceeds of US$17,458,739 (NZ$24,356,500), after payment to Maxim of an aggregate of US$539,961 (NZ$753,294) in commissions. In connection with the commencement of sales under the October EDA, we terminated the offering under the August EDA.

Repayment of Credit Facility

Through February 10, 2021, we were party to a facility agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, us and certain subsidiaries and affiliates of ours, as guarantors, and the Bank of New Zealand (“BNZ”), as lender. Under the facility agreement, BNZ had made available to us and our subsidiaries a revolving credit facility and an instrument facility. On February 10, 2021, we paid approximately US$10,394,000 (NZ$14,500,000) to BNZ, which constituted repayment in full of all amounts due under the facility with BNZ, and the facility was terminated.

Registered Direct Offering

On February 1, 2021, we closed on the sale of 29,415,000 Ordinary Shares in a public offering to certain institutional investors at a price of $1.70 per share, for gross proceeds of US$50,005,500. Maxim acted as the sole placement agent in connection with the Offering. The net proceeds to the Company from the offering were approximately US$46,900,000 (NZ$65,429,688), after deducting the placement agent’s fees of US$3,000,330 and other estimated offering expenses.

Note and Purchase Warrant Issued in July 2020

In July 2020, we completed a private placement of a convertible promissory note (the “July 2020 Note”) and a warrant to purchase ordinary shares (the “July 2020 Purchase Warrant”) to an accredited investor Iliad Research Trading L.P., pursuant to a securities purchase agreement, for an aggregate purchase price of US$8,000,000 (NZ$11,161,000). The July 2020 Note was issued with an original issue discount of 5%, and certain expenses of the investor were added to the balance of the July Note, for an original principal balance of US$8,420,000. We also granted a financing rebate to the investor, resulting in net proceeds to us of approximately US$7,200,000 (NZ$10,045,000) from the sale of the July 2020 Note. The July 2020 Note provided for interest at the following rate: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum, and provided for maturity on the second anniversary of its issuance. The July 2020 Note was convertible, at our election (subject to certain limitations) or at the election of the investor, into Ordinary Shares at a conversion price equal to US$0.2424. The July 2020 Purchase Warrant entitled the investor to purchase Ordinary Shares at an exercise price of US$0.6707 per share. In addition, if the exercise price of the July 2020 Purchase Warrant was higher than the last closing bid price of the Ordinary Shares, the July 2020 Purchase Warrant could be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the July 2020 Purchase Warrant, multiplied by the number of shares as to which the July 2020 Purchase Warrant was being exercised, divided by the closing bid price as of two business days prior to the exercise date, but in any event not less than the floor price specified in the July 2020 Purchase Warrant. For this purpose, the Black-Scholes value per share underlying the July 2020 Purchase Warrant was a fixed value as set forth in the July 2020 Purchase Warrant.

As of the date of January 27, 2021, the July 2020 Note had been converted in full into an aggregate of 35,081,733 Ordinary Shares and the July 2020 Purchase Warrant had been exercised in full, pursuant to the Black-Scholes cashless exercise provision, for an aggregate of 47,817,633 Ordinary Shares.

The profit or loss account recognises NZ$25.5m in relation to the fair value of the convertible note and warrant liability.

Bendon Conversion Shares

On October 5, 2020, we and one of our operating subsidiaries, Bendon, entered into a settlement agreement with each of (i) Timothy D. Connell and (ii) William Gibson and Ivory Castle Limited (collectively, the “Lenders”). The Lenders had alleged that specific repayment terms of loans made by them were not met as promised and sought repayment of the loans. Pursuant to the settlement agreements, the Lenders agreed to settle the dispute in consideration for Bendon’s issuance to them of redeemable conversion shares of Bendon (the “Bendon Conversion Shares”) with an aggregate value of US$3,789,654. The Bendon Conversion Shares were convertible into our ordinary shares at a conversion price equal to the closing market price of our ordinary shares on the trading day immediately preceding the date of conversion (but in any event at not less than a specified floor price). As of December 4, 2020, the Bendon Conversion Shares had been converted in full into an aggregate of 45,930,930 Ordinary Shares.

Notes Issued in October, November, and December 2019 and January, February, and April 2020

In each of October, November and December 2019 and January, February, and April 2020, we completed a private placement of a convertible promissory note (each, a “Prior Note”) and a warrant to purchase ordinary shares to either St. George Investments LLC or Iliad Research and Trading L.P., which are affiliates of one another (together, the “Affiliated Holders”). Each private placement of a Prior Note was made pursuant to a Securities Purchase Agreement with the applicable Affiliated Holder. The aggregate purchase price of the Prior Notes was US$15,500,000 (NZ$21,624,000). Each of the Prior Notes was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of each Prior Note. In addition, the applicable Affiliated Holder had the right to exchange each warrant for a 5% increase in the outstanding balance of the related Prior Note, a right the Affiliated Holder exercised in each case. Because we did not timely complete an equity financing as required by each of the Prior Notes and did not timely file a registration statement as required by the Prior Notes issued in February and April 2020, the outstanding balance of each applicable Prior Note was increased by 10% for each such occurrence. Each of the Prior Notes provided for an interest rate of 20% per annum, compounded daily, and for maturity on the second anniversary of its issuance. Each of the Prior Notes originally provided for a fixed conversion price, but we agreed to three temporary reductions of the conversion price of the Prior Note issued in December 2019 and subsequently agreed to amend each of the Prior Notes issued in October, November and December 2019 and in January and February 2020 so that each such note could be converted at a floating conversion price (but in any event at not less than a specified floor price), provided we approved each such conversion.

As of November 27, 2020, the Prior Notes issued in October, November and December 2019 and January and February 2020 had been converted in full into an aggregate of 66,580,270 Ordinary Shares. In addition, on February 25, 2021, we exchanged the Prior Note issued in April 2021 for 4,002,789 Ordinary Shares.

Overview

Comparison of 12 Months Ended January 31, 2021 and 2020

During the 12 months ended January 31, 2021 and 12 months ended January 31, 2020, we incurred a net comprehensive loss of $72.8m and $52.2m, respectively.

Net sales in the 12 months ended January 31, 2021 decreased by $10.0m, or 11.1%, to $80.0m when compared with $90.1m in the 12 months ended January 31, 2020. The sales in the 12 months ending January 31, 2021 were negatively impacted by Covid-19 which lead to temporary store closures and a disruption of the supply chain.

For this period the FOH business net sales were $24.4m and the remaining $55.6m related to the Bendon business.

This compared to net sales of $27.0m for FOH (-9.6%) in the 12 months ended January 31, 2020 and $63.1m for the Bendon business (-11.8%).

Gross Profit in the 12 months ended January 31, 2021 increased slightly to $33.9m compared to $33.8m in the 12 months prior, despite the reduction in sales due to reduced royalty payments, changed customer mix (reduced wholesale business) and better purchasing pricing. The Gross Profit was split $6.4m FOH and $27.5m Bendon.

Loss for the 12 months ended January 31, 2021 increased by $14.0m, or 25.8%, to -$68.3m from -$54.3m in the 12 months prior with the fair valuation of the convertible notes and warrants being a key contributing factor. This loss for the 12 months was split -$37.6m Naked and -$30.7m Bendon.

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

Gross Profit in the 12 months ended January 31, 2020 reduced by $3.6m, or 9.6%, to $33.8m, compared to $37.4m in the 12 months prior, reflecting the reduction in sales.

Loss for the 12 months ended January 31, 2020 increased by $5.1m, or 10.3%, to -$54.3m from -49.2m in the 12 months prior with a reduction margin and in costs being a key contributing factor.

Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with IFRS as issued by the IASB and are fully described in the notes to our audited financial statements as of and for the fiscal years ended January 31, 2021, 2020 and 2019. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Critical Accounting Policies

Critical accounting policies are those that reflect our industry and activity specific accounting treatments used in preparing our financial statements for the 12 months ended January 31, 2021, 2020 and 2019, or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

Going concern

For the financial year ended January 31, 2021, we experienced a loss after income tax from continuing operations of $68.3 million with operating cash outflows of $11.0 million. However, following successful equity raises throughout the year we are in a net current asset position of $63.8 million and a positive shareholder equity position of $89.2 million.

As at the January 31, 2021 we had a cash balance of $90.9 million, subsequently the Company raised further funds through an At The Market selling of shares and through a direct placement, along as disclosed in this document. As such, with over $300 million of cash in the business and a substantially strengthened Balance Sheet the directors have no reasonable doubt that the company has adequate resources to apply the going concern basis of accounting in preparing the financial statements. Furthermore, whilst global macro-economic conditions remain uncertain with continued potential impacts from the COVID-19 pandemic, the now even further substantially strengthened debt free balance sheet following the repayment of the BNZ loan and divestment of the Bendon business puts the Company in a confident position to safeguard the Group’s ability to continue as a going concern.

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

Our review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 20 to the consolidated financial statements.

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

As at January 31, 2021 the Brands held by the group included Pleasure State, Davenport and Loveable, which belonged to the legacy Bendon business.

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

Our review includes the key assumptions related to sensitivity in the model. Further details are provided in note 20(d) to the consolidated financial statements.

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

Recent Accounting Pronouncements

See “Consolidated Financial Statements Note 2b - New standards, interpretations, and amendments not yet effective.”

A.	Operating Results

Overview of Operating Results

The following table sets forth certain operating results and other financial information for each of the years ended January 31, 2021, 2020 and 2019:

				%	%
Thousands of NZ$’s	Jan. 31,	Jan. 31,	Jan. 31,	movement	movement
	2021 12 months	2020 12 months	2019 12 months	FY21 v FY20	FY20 v FY19
Revenue	80,039	90,065	111,920	-11.1%	-19.5%
Cost of goods sold	(46,147)	(56,247)	(74,480)	18.0%	24.5%
Gross profit	33,892	33,818	37,440	0.2%	-9.7%

Other Income - (including wage subsidy re covid)	4,223	0	0
Brand management	(28,880)	(35,555)	(49,256)	18.8%	27.8%
Administrative expenses	(9,556)	(11,837)	(3,432)	19.3%	-244.9%
Corporate expenses	(9,350)	(12,772)	(14,145)	26.8%	9.7%
Finance expense	(8,214)	(5,213)	(4,041)	-57.6%	-29.0%
Brand transition, restructure and transaction expenses	(22,527)	(14,593)	(10,075)	-54.4%	-44.8%
Impairment expense	(4,895)	(8,904)	(8,173)	45.0%	-8.9%
Other foreign currency gains/(losses)	3,642	615	1,963	492.2%	68.7%
Interest Income	5	12	0	58.3%	0.0%
Gain on sale of intangible asset	0	906	0	100.0%	0.0%
Fair value gain/(loss) on convertible notes derivative	(26,552)	0	(775)	0.0%	100.0%
Loss before income tax	(68,212)	(53,523)	(50,494)	-27.4%	-6.0%
Income tax benefit/(expense)	(134)	(782)	1,274	82.9%	161.4%
Loss for the period	(68,346)	(54,305)	(49,220)	-25.9%	-10.3%
Other comprehensive loss
Exchange differences on translation of foreign operations	(4,484)	2,131	(7)	-310.4%	-30542.9%
Total comprehensive loss for the period	(72,830)	(52,174)	(49,227)	-39.6%	-6.0%

Revenue

Comparison of 12 Months Ended January 31, 2021 and 2020

During the 12 months ended January 31, 2021, net sales decreased by $10.0m, or 11.1%, to $80m when compared with $90.1m in the 12 months ended January 31, 2020. The sales in the 12 months ended January 31, 2021 sales were impacted by Covid-19 which lead to temporary store closures and a disruption of the supply chain.

One new store was opened in New Zealand and three stores were closed, one in New Zealand and two in Australia.

For this period the FOH business net sales were $24.4m and the remaining $55.6m related to the Bendon business.

This compared to net sales of $27.0m for FOH (-9.6%) in the 12 months ended January 31, 2020 and 63.1m for the Bendon (-11.8%) business.

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

Gross margins

Comparison of 12 Months Ended January 31, 2021 and 2020

During the 12 months ended January 31, 2021 and the 12 months ended January 31, 2020, gross margin was 42.3% and 37.5% respectively. Reduced royalty payments and customer mix (reduced wholesale mix) were key drivers influencing this, along with improved purchase pricing. The Gross Profit was split $6.4m FOH and $27.5m Bendon.

Comparison of 12 Months Ended January 31, 2020 and 2019

During the 12 months ended January 31, 2020 and the 12 months ended January 31, 2019, gross margin was 37.5% and 33.5% respectively. Higher margin product and promotional activity along with customer mix have influenced this however there is room for improvement as margin does continue to be impacted by supply issues.

Operating expenses

The following table sets forth operating expenses for each of the years ended January 31, 2021, 2020 and 2019:

	Jan. 31,	Jan. 31,	Jan. 31,	%	%
	2021	2020	2019	movement	movement
Thousands of NZ$’s	12 months	12 months	12 months	FY21 v	FY20 v
				FY20	FY19
Other Income	4,223	0	0	0.0%	0.0%
Brand management	(28,880)	(35,555)	(49,256)	18.8%	27.8%
Administrative expenses	(9,556)	(11,837)	(3,432)	19.3%	-244.9%
Corporate expenses	(9,350)	(12,772)	(14,145)	26.8%	9.7%
Finance expense	(8,214)	(5,213)	(4,041)	-57.6%	-29.0%
Brand transition, restructure and transaction expenses	(22,527)	(14,593)	(10,075)	-54.4%	-44.8%
Impairment expense	(4,895)	(8,904)	(8,173)	45.0%	-8.9%
Other foreign currency gains/(losses)	3,642	615	1,963	492.2%	-68.7%
Fair value gain/(loss) on convertible notes derivative	(26,552)	0	(775)	0.0%	100.0%
Interest Income	5	12	0	-58.3%	0.0%
Gain on Sale of Intangible	0	906	0	-100.0%	0.0%
Net Expenses	(102,104)	(87,341)	(87,934)	-16.9%	0.7%
Income tax benefit/(expense)	(134)	(782)	1,274	82.9%	-161.4%
Total Operating Expenses	(102,238)	(88,123)	(86,660)	-16.0%	-1.7%

Comparison of 12 Months Ended January 31, 2021 and 2020

Other Income increased by $4.2m, or 100%, from $0.0m to $4.2m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020, this was a result of receiving $2.8m for the wage subsidy due to COVID-19, along with $1.3m for rent relief concession under IFRS 16 amendment.

Brand management expenses decreased by $6.7m, or 18.8%, from $35.6m to $28.9m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020. This was largely due to cost savings in our store overheads and reduced marketing spend.

Administrative expenses decreased by $2.3m, or 19.3%, from $11.8m to $9.6m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020. This was due to decreased depreciation costs following the impairment of right of use assets and PPE.

Corporate expenses decreased by $3.4m, or 26.8%, from $12.8m to $9.4m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020. This was largely due to cost savings in our overheads, specifically a reduction of support office costs.

Finance expenses increased by $3.0m, or 57.6% from $5.2m to $8.2m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020. Lower interest on reduced bank borrowings was offset by higher interest on convertible loan notes.

Brand transition, restructure and transaction expenses increased by 7.9m, or 54.4%, from $14.6m to $22.5m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020, which was driven by the introduction of the phantom warrants, an $11.6m expense in the current year.

Impairment expense decreased by $4.0m, or 45%, from $8.9m to $4.9m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020. The charge this year related to an impairment of the brands and store tangible assets whereas last year included similar level of tangible and brand impairment but also included impairment of goodwill relating to the Naked brand and impairment of licenses relating to FOH.

Other foreign currency gains increased by $3.0m, or 492%, from $0.6m to $3.6m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020, due to the strengthening of the NZD against the USD and AUD.

Fair value loss on convertible notes derivatives increased by $26.6m in the 12 month ended January 31, 2021 as compared with the 12 months ended January 31, 2020 due to the fair value of convertible notes and associated warrants.

Gains on sale of intangible assets decreased by $0.9m, or 100%, from $0.9m to $0.0m in the 12 months ended January 31, 2021 as compared with the 12 months ended January 31, 2020. This was due to last year there were gains on sale of the Naked brand, but there were no such gains this year.

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

Taxation

Comparison of 12 Months Ended January 31, 2021 and 2020

The tax expense of $134k in the 12 months ended January 31, 2021 was a decrease of $648k when compared to the tax expense of $782k for the 12 months ended January 31, 2020. This year on year movement is due to the write off of deferred tax.

Comparison of 12 Months Ended January 31, 2020 and 2019

The tax expense of $782k in the 12 months ended January 31, 2020 was a decrease of $2,056k when compared to the tax benefit of $1,274k for the 12 months ended January 31, 2019. This year on year movement is due to current tax charges in the current year and adjustment for current tax related to prior periods.

Net loss and comprehensive loss

Comparison 12 Months Ended January 31, 2021 and 2020

The net loss in the 12 months ended January 31, 2021 increased by $14.0m, or 25.9%, to $68.3m when compared with $54.3m in the 12 months ended January 31, 2020. A contributing factor to this was the fair value loss on convertible notes and warrants.

Comparison 12 Months Ended January 31, 2020 and 2019

The net loss in the 12 months ended January 31, 2020 increased by $5.1m, or 10.3%, to $5.m when compared with $49.2m in the 12 months ended January 31, 2019. This was due to both the decrease in gross profit of $3.6m and the decrease in expense of $0.6m and increase in tax of $2.0m in the 12 months ended January 31, 2020 when compared with the 12 months ended January 31, 2019.

Segmented Reporting

For the fiscal year ended January 31, 2021, the consolidated entities’ Director examined the group’s performance from both sales channel and geographical perspective and identified three reportable segments being Retail, Wholesale and e-commerce.

●	Retail. This segment covers retail and outlet stores located in Australia and New Zealand.
●	Wholesale. This segment covers wholesale intimates apparel to customers in New Zealand, Australia, Europe and USA.
●	E-commerce. This segment covers the group’s online retail activities. E-commerce revenue includes revenue from a US brand called Frederick’s of Hollywood (FOH) for which the Group currently has a license agreement.

	For the Year Ended 31 January 2021	For the Year Ended 31 January 2020	For the Year Ended 31 January 2019
	NZ$000’s	NZ$000’s	NZ$000’s
Sales of goods by geography
- New Zealand	34,131	33,786	40,703
- Australia	21,011	24,365	32,065
- United States	24,432	30,863	34,156
- Europe	465	1,051	4,996
	80,039	90,065	111,920

The following tables provide our segment net sales, gross margin and EBITDA for the 12 months ended January 31, 2021, 2020 and 2019.

	12 Months Ended January 31, 2021
	Thousands of NZ$
	Retail	Wholesale	E-Commerce	Unallocated	Total

Revenue	40,492	7,496	32,051	0	80,039
Gross Margin	21,304	2,860	10,447	(719)	33,892
EBITDA	3,945	1,435	351	(5,041)	690

	12 Months Ended January 31, 2020
	Thousands of NZ$
	Retail	Wholesale	E-Commerce	Unallocated	Total

Revenue	42,576	15,554	31,935	0	90,065
Gross Margin	22,994	4,211	11,020	(4,407)	33,818
EBITDA	4,210	1,099	(2,639)	(18,837)	(16,167)

	12 Months Ended January 31, 2019
	Thousands of NZ$
	Retail	Wholesale	E-Commerce	Unallocated	Total

Revenue	50,348	29,439	32,133	0	111,920
Gross Margin	25,732	4,857	10,885	(4,034)	37,440
EBITDA	1,192	(4,810)	(362)	(21,622)	(25,602)

Retail Segment

Comparison of 12 Months ended January 31, 2021 and 2020

In the 12 months ended January 31, 2021, Retail Revenue was $40.4m compared with Revenue of $42.6m in the 12 months to January 31, 2020.

In the 12 months ended January 31, 2021, Retail Gross Margin was $21.3m compared with Gross Margin of $23m in the 12 months to January 31, 2020.

In the 12 months ended January 31, 2021, EBITDA was a profit of $3.9m compared with a profit of $4.2m in the 12 months to January 31, 2020.

The retail environment continued to be challenging for our Bendon stores, with temporary closures due to Covid-19 playing a large part in the decline in revenue.

Comparison of 12 Months ended January 31, 2020 and 2019

In the 12 months ended January 31, 2020, Retail Revenue was $42.6m compared with Revenue of $50.3m in the 12 months to January 31, 2019.

In the 12 months ended January 31, 2020, Retail Gross Margin was $23m profit compared with Gross Margin loss of $24.6m in the 12 months to January 31, 2019.

In the 12 months ended January 31, 2020, Retail EBITDA was $4.2m compared with $1.2m in the 12 months to January 31, 2019.

The retail environment continued to be challenging for our Bendon stores, and this along with a lack of current season stock supply were the key reasons for the reduction in the New Zealand market sales year on year as well as the continued operating loss in the Australian market.

Wholesale Segment

Comparison of 12 Months ended January 31, 2021 and 2020

In the 12 months ended January 31, 2021, Wholesale Revenue was $7.5m compared with Revenue of $15.6m in the 12 months to January 31, 2020.

In the 12 months ended January 31, 2021, Wholesale Gross Margin was $2.9m compared with Gross Margin of $4.2m in the 12 months to January 31, 2020.

In the 12 months ended January 31, 2021, Wholesale EBITDA was a profit of $1.4m compared with a profit of $1.1m in the 12 months to January 31, 2020.

The Wholesale Revenue channel was significantly impacted by Covid-19 due to temporary store closures by our wholesale partners, however, the decision to move away from unprofitable partners and the downscaling of the wholesale operating costs led to an increased EBITDA.

Comparison of 12 Months ended January 31, 2020 and 2019

In the 12 months ended January 31, 2020, Wholesale Revenue was $15.6m compared with Revenue of $29.4m in the 12 months to January 31, 2019.

In the 12 months ended January 31, 2020, Wholesale Gross Margin was a profit of $4.2m compared with Gross Margin Loss of $24.6m in the 12 months to January 31, 2019.

In the 12 months ended January 31, 2020, the EBITDA was a profit of $1.1m compared with a $4.8m loss in the 12 months ended January 31, 2019.

The downturn in the wholesale market was attributed to a lack of order fulfillment due to the reduced stock supply, additional costs were also incurred as a result of unfulfilled orders, this was offset partially by withdrawing from unprofitable customers which led to an increased gross margin and a reduction in operating costs.

E-commerce Segment

Comparison of 12 Months ended January 31, 2021 and 2020

The E-commerce business includes Frederick’s of Hollywood along with the Bendon Lingerie webstores. The temporary closure of the Bendon bricks & mortar stores resulted in growth in the Bendon Lingerie website revenue, however, the overall impact of Covid-19 negatively impacted the Frederick’s of Hollywood revenue offsetting this growth. A strategic restructure of the operating activities resulted in cost savings which led to a significant EBITDA improvement.

In the 12 months ended January 31, 2021, E-Commerce Revenue was $32.1m compared with Revenue of $31.9m in the 12 months to January 31, 2020. For this period the FOH business net sales were $24.4m and the remaining $7.7m related to the Bendon Legacy Business.

In the 12 months ended January 31, 2021, E-Commerce Gross Margin was $10.4m compared with Gross Margin of $11.0m in the 12 months to January 31, 2020. For this period $6.4m related to the FOH business and the remaining $4.0m related to the Bendon Legacy Business.

In the 12 months ended January 31, 2021, E-Commerce EBITDA was a profit of $0.4m compared with a loss of $2.6m in the 12 months to January 31, 2020. For this period -1.9m related to the FOH business and the remaining $2.2m related to the Bendon Legacy Business.

Comparison of 12 Months ended January 31, 2020 and 2019

For the 12 months ended January 31, 2020, E-Commerce Revenue was $31.9m compared with Revenue of $32.1m in the 12 months to January 31, 2019.

For the 12 months ended January 31, 2020, E-Commerce Gross Margin was $11.0m compared with Gross Margin of $21.2m in the 12 months to January 31, 2019.

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

A reconciliation of EBITDA to the consolidated statements of profit or loss and other comprehensive income for the 12 months ended January 31, 2021, 2020 and 2019 is as follows:

	Jan. 31,	Jan. 31,	Jan. 31,
	2021	2020	2019
Thousands of NZ$’s	12 months	12 months	12 months
Segment EBITDA	690	(16,167)	(25,602)
Income tax (expense) benefit	(134)	(782)	1,274
Any other reconciling items	(68,902)	(37,356)	(24,892)
Total net loss after tax	(68,346)	(54,305)	(49,220)

The below table shows a reconciliation from EBITDA to Total net loss after tax

	For the Year Ended 31 January 2021	For the Year Ended 31 January 2020	For the Year Ended 31 January 2019
	NZ$ 000’s	NZ$ 000’s	NZ$ 000’s
Adjusted EBITDA	690	(16,167)	(25,602)
Brand transition, restructure and transaction expenses	(22,527)	(13,687)	(10,075)
Finance expense	(8,214)	(5,213)	(4,041)
Interest income	5	12	0
Impairment expense	(4,895)	(8,904)	(8,173)
Depreciation and amortisation	(8,700)	(10,603)	(2,382)
Fair Value gain on foreign exchange contracts	0	729	(1,704)
Unrealised foreign exchange gain	1,981	310	2,258
Fair value gain/(loss) on Convertible Notes derivative	(26,552)	0	(775)
Income/(loss) before income tax expense	(68,212)	(53,523)	(50,494)
Income tax expense	(134)	(782)	1,274
Income/(loss) after income tax expense	(68,346)	(54,305)	(49,220)

B. Liquidity, and Capital Resources

Liquidity

We finance our business through cash from operations and equity and debt financing. Our cash requirements have been principally to fund working capital needs, to support the growth of the business and to repay our bank loan.

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

As at January 31, 2021, 2020 and 2019, we had cash totaling $90.9m, $3.8m and $1.9m, respectively. During the 12-months ended January 31, 2020, 2019 and 2018 insufficient cash availability directly contributed to a lack of stock.

During the year ended January 31, 2021, we undertook a number of financing activities and raised $102m. Of this amount, $3.4m was utilized to repay the BNZ debt and the balance was utilized as working capital in the operating business. During the year ended January 31, 2020, we undertook a number of financing activities and raised $34.2m. Of this amount, $1.2m was utilized to repay the BNZ debt and the balance was utilized as working capital in the operating business. A further $0.9m from the sale of the Naked trademark was also used to repay BNZ debt.

Following the balance date, we have continued to raise funds and have repaid the balance of the BNZ debt. Going forward we intend to use these funds for potential acquisitions and to accelerate growth in the FOH business.

Working capital

Our working capital position is in a much strong position than in previous years due to capital raised in the period.

Thousands of NZ$’s	Jan 31, 2021	Jan 31, 2020	Jan 31, 2019
Current Assets	115,655	33,391	33,369
Current Liabilities	(51,880)	(55,601)	(62,795)
Working Capital	63,775	(22,210)	(29,426)

As of January 31, 2021, current assets increased by $82.3m, from $33.4m to $115.7m, this was due to the increase in cash by $87.1m, which was offset slightly by a decrease in Inventory levels and Trade Receivables. This resulted in an increase in Working Capital of $86.0m. Current liabilities reduced by $3.7m from $55.6m as at the year ended January 31, 2020 to $51.9m at January 31, 2021. This was due to a reduction in provisions by $5.0m, a decrease in Borrowings of $4.7m and a reduction in lease liabilities of $1.1m which was offset by an increase in Trade & Other payables by $7.1m

As of January 31, 2020, current assets were flat. Our current liabilities reduced by $7.2m from $62.8m as at the year ended January 31, 2019 to $55.6m as at the year ended January 31, 2020 due to reduction in accounts payable, and related party payables, offset by increases in lease liabilities and provisions. Our cash balance increased by $1.9m from $1.9m as at the year ended January 31, 2019 to $3.8m as at the year ended January 31, 2020.

Cash flows

	12 months	12 months	12 months	12 months	12 months
Thousands of NZ$’s	ended Jan 31,	ended Jan 31,	ended Jan 31,	January 31,	January 31,
	2021	2020	2019	2018	2017
Net cash outflow from operating activities	(11,018)	(19,894)	(9,434)	(4,116)	(15,160)
Net cash outflow from investing activities	(1,709)	(388)	(1,867)	(2,312)	(2,933)
Net cash inflow from financing activities	101,301	22,098	2,168	14,496	17,039
Net increase/(decrease) in cash and cash equivalents held	88,574	1,816	(9,133)	8,068	(1,053)
Cash and cash equivalents at end of the year	90,925	3,791	1,962	10,739	2,645

Operating Activities

Net cash outflow from operating activities for the 12 months to January 31, 2021 and 12 months to January 31, 2020 was $11.0m, and $19.9m, respectively. This was largely because of the reduction in inventory and accounts payable during the period.

Net cash outflow from operating activities for the 12 months to January 31, 2020 and 12 months to January 31, 2019 was $19.9m, and $9.4m, respectively. This was largely because of the reduction in accounts payable during the period.

Investing Activities

Net cash outflow from investing activities for the 12 months to January 31, 2021 and for the 12 months to January 31, 2020 was $1.7m and $0.4m, respectively. This was driven by increased investing activities during the period, investing in the store network opening a new store and relocating another and in the ecommerce websites

Net cash outflow from investing activities for the 12 months to January 31, 2020 and for the 12 months to January 31, 2019 was $0.4m and $1.9m respectively. This was driven by reduced investing activities during the period.

Financing Activities

Net cash inflow from financing activities for the 12 months to January 31, 2021 and 12 months to January 31, 2020 was $101.3m, and $22.1m, respectively. During the 12 months to January 31, 2021 the company raised $93.7m through the issue of shares and $19.3m through the issuance of convertible notes. These funds were partially used to reduce accounts payable during the period and to repay the bank $3.4m.

Net cash inflow from financing activities for the 12 months to January 31, 2020 and 12 months to January 31, 2019 was $22.1m, and $2.2m, respectively. During the 12 months to January 31, 2020 the company raised $34.2m through the issue of convertible notes and shares. These funds were partially used to reduce accounts payable during the period and to repay the bank $2.1m.

Financing Transactions

We have financed our business in part through equity and debt financing transactions, as described below and in “—Recent Developments—Financing Transactions.”

Senior Secured Credit Facility

Through February 10, 2021, we were party to a facility agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, us and certain subsidiaries and affiliates of ours, as guarantors, and BNZ, as lender.

Originally, the facility provided for a term loan and a revolving loan. The facility limits of the term loan and revolving loan were NZ$54,000,000 in aggregate. On June 13, 2018, we entered into a deed of amendment with BNZ to reduce the term loan and revolving loan facility limits from NZ$54,000,000 in the aggregate to a single revolving loan facility limit of NZ$20,000,000. In addition, the facility took over certain guarantees and other financial instruments totalling $1,345,000. In connection with the deed of amendment, we repaid approximately NZ$18 million of the outstanding loans. Effective March 12, 2020, we entered into an amended and restated facility agreement with BNZ. Under the amended and restated facility agreement, BNZ continued to make available (i) the revolving loan facility, for which the facility limit, as amended, initially was NZ$16.7 million, and (ii) the instrument facility, for which the facility limit was NZ$1.345 million. We agreed to reduce our indebtedness under the amended and restated facility agreement by an aggregate of NZ$7.0 million in instalments between March 31, 2020 and November 30, 2021, which would also reduce the facility limit under the revolving loan facility.

Drawings in New Zealand dollars bore interest for each interest period at a rate per annum equal to the sum of (i) the New Zealand bank bill reference rate administered by the New Zealand Financial Markets Association, as determined and adjusted in accordance with the facility agreement, (ii) a liquidity premium determined by BNZ from time to time and advised to us, (iii) a business basis premium published by BNZ on its website, if the interest period is greater than one month but less than three months, and (iv) 2.00% per annum. Each interest period was three months, unless otherwise agreed by BNZ.

BNZ made instruments available under the instrument facility, subject to the facility limit and certain other conditions being satisfied. The types of available instruments included letters of credit, bank guarantees and performance bonds.

The Borrower paid BNZ a one-time establishment fee equal to 3% of the aggregate facility limit and paid BNZ an annual line fee equal to 2% of the aggregate facility limit.

All of the obligations under the amended and restated facility agreement were guaranteed by us and certain subsidiaries and affiliates of ours. The obligations were secured pursuant to a general security interest granted over the assets of Bendon, us and certain subsidiaries and affiliates of ours.

The amended and restated agreement contained certain customary representations, covenants and events of default. The agreement also included financial covenants providing that (i) for any calendar month in the 12-month period preceding each fiscal quarter end, our actual sales and gross profit would not vary adversely by more than 15% from our budget and (ii) for each calendar month, the ratio of inventory to debt under the Revolving Facility would be more than 1.35 times until July 31, 2020 and more than 1.65 times thereafter.

The amount outstanding under the revolving facility was $14.5m, $16.7m and $17.9m as of January 31, 2021, 2020 and 2019 respectively. The average interest rate on the Revolving Facility was 4.55%, 5.28% and 5.57% 5for the 12 months ended January 31, 2021, 2020 and 2019 respectively.

On February 9, 2021, we paid approximately NZ$14.5 million to BNZ, which constituted repayment in full of all amounts due under the facility with BNZ, and the facility was terminated.

Other Equity Transactions

In addition to the transactions described above under “—Recent Developments—Financing Transactions,” we have engaged in the material financing transactions described below.

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

On May 13, 2019, we completed a private placement to one of the Affiliated Holders of a convertible note (the “May 2019 Note”) and a warrant with terms similar to the Prior Notes and warrants issued by us in October, November and December 2019 and January, February, and April 2020. The purchase price of the May 2019 Note was US$3,000,000. The May 2019 Note bore interest at 10% per annum, compounded daily, and would have matured 18 months after its issuance. Pursuant to the related securities purchase agreement, a 10% original issue discount and certain expenses of the Affiliated Holder were added to the principal balance, resulting in an aggregate initial principal balance of the May 2019 Note of US$3,320,000. In addition, the Affiliated Holder had the right to exchange the warrant for a 5% increase in the outstanding balance of the May 2019 Note, a right the Affiliated Holder exercised. From November 2019 through January 2020, we entered into a series of exchange agreements with the Affiliated Holder, pursuant to which the Affiliated Holder exchanged the entire outstanding balance of the May 2019 Note for an aggregate of 1,985,259 Ordinary shares.

On May 16, 2019, we issued 6,536 ordinary shares in exchange for the cancellation of $200,000 in debt held by a shareholder, or an effective purchase price of $30.60 per share.

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

On July 3, 2020, we entered into an exchange agreement with MV Finances SARL (the “MVF”), pursuant to which MVF exchanged a promissory note issued by us for Ordinary Shares. Immediately prior to the exchange, the note had an outstanding balance, including principal and accrued interest, of approximately US$1,360,000. Upon the closing of the exchange, we issued 1,666,667 ordinary shares to MVF.

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

F. Contractual Obligations

As of January 31, 2021, our contractual, obligations, excluding trade creditors, were as set forth below:

	Total		Between
	January 31,	Not later	one year and	Later than
	2021	than one year	five years	five years
	NZ$000	NZ$000	NZ$000	NZ$000
Bank loan (i)	14,493	14,493	-	-
Convertible notes (ii)	3,002	-	3,002	-
Other Loans	-	-
Payments under lease agreements	21,552	5,543	15,073	936
Contracted Commitments	-	-	-
Total	39,047	20,036	18,075	936

(i)	Loan repaid to BNZ as of February 10, 2021.
(ii)	Convertible notes fully converted as of February 2021.

G. Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act applies to forward-looking information provided under “Off-Balance Sheet Arrangements” and “Contractual Obligations.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Currently, our officers and directors are as follows:

Name	Age	Position
Justin Davis-Rice	50	Executive Chairman, Director and Chief Executive Officer
Mark Ziirsen	58	Chief Financial Officer
Kelvin Fitzalan	51	Independent Non Executive Director
Andrew Shape	48	Independent Non Executive Director
Simon Tripp	59	Independent Non Executive Director

Justin Davis-Rice has been a member of our board of directors since our formation and has served as our Executive Chairman since April 2019 and as our Chief Executive Officer since January 2021. Previously, Mr. Davis-Rice served as our Chief Executive Officer from June 2018 to April 2019 and as the Chief Executive Officer of Bendon from May 2010 to April 2019. As Chief Executive Officer of Bendon, he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Prior to joining the Company, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which merged with Bendon Limited in May 2010. Mr. Davis-Rice helped turn Pleasure State into a business with multi-million-dollar earnings. The Company believes Mr. Davis-Rice’s experience in the fashion industry makes him well suited to serve as a member of the board of directors.

Mark Ziirsen became our Chief Financial Officer on in April 2021. He has over 30 years’ experience with public company finance as a corporate officer and audit committee member. His executive career spans senior finance leadership roles with major ASX-listed companies such as Cochlear, Aristocrat, Coca-Cola Amatil and Goodman Fielder. Currently, he serves as a non-executive director and chair of the Audit and Risk Committee of Opyl Limited, an ASX-listed artificial intelligence technology business focused on life sciences. Previously, he was non-executive director and chair of Respiri Limited, an eHealth SaaS company, and non-executive director and chair of the Audit and Risk Committee of Orcoda Limited, a SaaS based technology company. Mark commenced his career with EY, working in business advisory, tax and management consulting. His most recent executive roles include Chief Financial Officer and Company Secretary for Wiseway Group Limited (who he successfully led through an IPO and listing on ASX) and Chief Financial Officer of ASX-listed global medtech company Anteris Technologies Limited. Prior to this, Mark was Director of Finance and IT for Asia Pacific at Cochlear. He has a strong track record of delivering growth and improvement across multiple industry sectors including medtech/health, technology and consumer, and geographies across the Americas, Europe and Oceania. Mark has also worked extensively in Asia for more than 25 years. Mr. Ziirsen received his Bachelor of Commerce from University of Queensland and his Masters of Business Administration, majoring in international business, from University of New England. He holds the CPA designation from CPA Australia.

Kelvin Fitzalan became a member of our board of directors in July 2019. He is a tax professional with over 30 years of experience working with closely held active businesses and their owners across a wide range of industries. He has been a senior partner at Rothsay Chartered Accountants since January 2019. From September 2006 to December 2018, he was a senior partner at PwC Australia. Prior to working at PwC Australia, Mr. Fitzalan held roles of increasing responsibility at Deloitte Australia, Arthur Andersen, Nexia Australia and StewartBrown Chartered Accountants. He holds a Master of Taxation (Honours) and a Bachelor of Business from the University of Technology Sydney. Mr Fitzalan holds directorships with Taxxat pty ltd, a tax advisory company and Chairman of Sumo Australia Pty Limited an energy and telecommunications retailer as well as a member of the advisory board assisting Partners for Growth LLC an alternate lender to the Venture Capital Industry. He also is a chartered accountant with the Chartered Accountants of Australia and New Zealand and a chartered tax advisor with The Tax Institute (Australia). The Company believes Mr. Fitzalan’s extensive finance experience him well suited to serve as a member of the board of directors.

Andrew Shape became a member of our board of directors in June 2018. Mr. Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He also has provided consulting and management services to early stage brands on launching of the brand, creating a marketing plan, establishing distribution models, earning market share, and formulating an exit strategy. Mr. Shape is a co-founder of Stran & Company, Inc., a promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support, and has served as its President since September 1996. From 2018-2020, he served as Chief Executive Officer and as a member of the board of directors of Long Blockchain Corp (OTC: LBCC), a public company focused on developing and investing in globally scalable blockchain technology solutions. Prior to forming Stran & Company, Inc., he worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr. Shape received a BA from the University of New Hampshire. The Company believes Mr. Shape’s extensive experience in branding and licensing makes him well suited to serve as a member of the board of directors.

Simon Tripp joined the board in January 2021. He has an honours degree in Chemical Engineering from Cape Town University and an MBA from Massey University in New Zealand. Simon has an extensive background in investment banking and capital markets. He was previously a director of Ord Minnett (subsequently acquired by JP Morgan) in Sydney where he was involved in many significant transactions involving IPO’s, capital raisings, M&A and divestments across many sectors including aviation, media, tourism, property and financial services. Simon then established a fund with two other partners that raised the funding for and developed the Citibank Centre, a major commercial and retail centre in the Sydney CBD. The development was listed on the Australian ASX. During this time, the fund also managed the Sydney Olympic Stadium and Simon was on the board of the stadium during the Sydney 2000 Olympics. Since divesting his interests in the fund, Simon has been involved in a number of venture capital deals across many sectors including financial services, mining, retail and property. The Company believes Mr. Tripp’s extensive experience in venture capital and financing makes him well suited to serve as a member of the board of directors

B. Compensation

Compensation of Senior Management/Executive Officers

Justin Davis-Rice and Cheryl Durose served as our executive officers as of January 31, 2021. During the 12 months ended January 31, 2021, Anna Johnson served as our Chief Executive Officer (until January 2020). Mark Ziirsen became Chief Financial Officer in April 2021.

During the 12 months ended January 31, 2021, the aggregate amount of compensation paid to our executive officers (former and current) was approximately NZ$1.9m. This excludes the issue of phantom warrants covered under the Davis-Rice agreement, described in Management Changes in section 5 of this report (further details in the detailed Financial Statements)

Davis-Rice Consulting Agreement

In connection with the Bendon Sale, we entered into a consultant service agreement with JADR Consulting Group Pty Ltd, an entity controlled by Mr. Davis-Rice (“JADR Consulting”), pursuant to which JADR Consulting agreed to make Mr. Davis-Rice available to serve as our Chief Executive Officer and Chairman. The consultant agreement has a term of 2 years. On the date 12 months prior to the end of the existing term, the consultant agreement will be automatically extended by a further 2 years unless prior to such date either party gives written notice to the other party that the term will not be extended. As compensation for the services, we will pay JADR Consulting US$500,000 per year. JADR Consulting also may be awarded bonuses as agreed with the board of directors from time to time. We also will reimburse JADR Consulting for expenses reasonably incurred in connection with the services. Either party may immediately terminate the consultant agreement if the other party material breaches the consultant agreement and the breach is not curable or is not cured within 10 business days’ after written notice. We may terminate the consultant agreement at any time, without cause, on 12 months’ written notice (in lieu of all or part of the notice period, we may pay JADR Consulting the fees owed during the remainder of such notice period). In addition, either party may terminate the consultant agreement upon the insolvency of the other party. The consultant agreement includes provisions vesting in us all rights to any intellectual property created in connection with the services and protecting our confidential information.

Prior to this agreement, Mr Davis-Rice was included within the executive officers compensation pay included in the above note. His annual salary was A$850,000.

Ziirsen Consulting Agreement

In connection with his appointment, Mr. Ziirsen entered into a consulting agreement with us. Under the agreement, Mr. Ziirsen will receive consulting fees at an annual rate of A$350,000. In addition, he is eligible to receive incentive payments at the sole discretion of the compensation committee, based on the achievement of key performance criteria for each year as agreed to between Mr. Ziirsen and the compensation committee. The agreement has a term of two years, which will be automatically extended for an additional two years unless either party provides notice six months prior to the end of the initial term. It may be earlier terminated, during the first six months, by either party upon giving three months’ notice and, thereafter, by either party upon giving six months’ notice. Either party may also terminate the contract with immediate effect in case of material breach or insolvency. The consulting agreement contains provisions protecting the confidentiality of the Company’s information and assigning all intellectual property rights to the Company.

Durose Employment Agreement

In connection with her appointment, Ms. Durose entered into an employment agreement with Bendon, formerly our wholly owned operating subsidiary. Under the employment agreement, Ms. Durose received a salary at an annual rate of NZ$255,000. Her employment may be terminated upon three month’s notice by either party

Johnson Employment Agreement

In connection with her appointment, Ms. Johnson entered into an employment agreement with Bendon, formerly our wholly owned operating subsidiary. Under the employment agreement, Ms. Johnson received a salary at an annual rate of NZ$450,000. Her employment may be terminated upon three month’s notice by either party.

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

During the twelve months ended January 31, 2021, the aggregate amount of compensation paid to our non-employee directors was US$0.2m (NZ0.3m). The following table sets forth the compensation of each of our non-employee directors for the twelve months ended January 31, 2021 in U.S. dollars:

	12 Months Ended January 31, 2021
Name and Principal Position	Cash Fees	Equity	All Other Compensation	Total
Kelvin Fitzalan	17,119	35,000	-	52,119
Paul Hayes	30,405	33,889	-	64,294
Andy Shape	54,500	70,000	-	124,500
Simon Tripp	890	1,111	-	2,001
			USD	$242,914

On February 24, 2021 the directors adopted a revised compensation plan, effective from February 1, 2021.  This revised the non-executive directors’ fees to an annual cash fee of US$30,000, an annual grant of US$35,000 Ordinary Shares and Warrant options of US$50,000.  In addition, the chair of our audit committee receives an additional annual cash fee of US$20,000, the chair of our compensation committee receives an additional annual cash fee of US$12,000 and the chair of our nominating committee receives an additional annual cash fee of US$10,000. In addition, one of our non-employee directors also receives an additional fee of US$25,000 and an annual grant of US$35,000 of ordinary shares for service as a director of FOH, our wholly owned subsidiary.

C. Board Practices

Director Term of Office

Each director will serve until our next annual general meeting, if one is called for, and until his successor is elected and qualified. At the AGM one director is required to resign and is eligible for election. Mr. Shape and Mr. Hayes have served as directors since June 2018, Mr. Fitzalan has served since July 2019 and Mr. Tripp has served since January 2021, following the resignation of Mr. Hayes. We have not entered into service or similar contracts with our directors.

Independence of Directors

The Ordinary Shares are listed on Nasdaq. As a result, we adhere to the rules of Nasdaq in determining whether a director is independent. The rules of Nasdaq general define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has consulted, and will consult, with its counsel to ensure that the board’s determinations are consistent with these rules and all relevant securities and other laws and regulations regarding the independence of directors. Based on the foregoing, we have determined that Messrs. Fitzalan, Shape and Tripp are independent directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Committees

We have separately standing audit, nominating and compensation committees.

Audit Committee Information

We have an audit committee of the board of directors, comprised of Messrs. Fitzalan, Shape and Tripp. Each of the members of the audit committee is independent under the applicable listing standards and the rules and regulations of the SEC. Pursuant to the Nasdaq listing rules, we follow home country corporate governance practices (in our case Australian) in lieu of the otherwise applicable Nasdaq requirement that our audit commit consist of at least three members. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls. Pursuant to the charter, the audit committee is responsible for, among other things:

●	monitoring financial reporting and disclosure matters, including meeting with the independent auditor prior to the audit to review the scope, planning and staffing of the audit; reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report; reviewing and discussing with management and the independent auditor our interim unaudited financial statements; and discussing with management and the independent auditor, as appropriate, significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	overseeing our relationship with our independent auditor, including evaluating the qualifications, performance and independence of the independent auditor, such as whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence; and
●	overseeing our compliance programs, including reviewing and approving all related-party transactions; and discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of directors who are “financially literate,” as defined under the applicable listing standards. Such listing standards generally define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we will be required to certify to the exchange that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our board of directors has determined that Mr. Fitzalan satisfies the exchange’s definition of financial sophistication and also qualifies as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee Information

We have a nominating committee of the board of directors, comprised of Messrs. Tripp, Shape and Fitzalan. Each member of the nominating committee is independent under the applicable listing standards. The nominating committee has a written charter. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. Pursuant to the charter, the nominating committee is responsible for, among other things:

●	developing the criteria and qualifications for membership on the board;
●	recruiting, reviewing and nominating candidates for election to the Board or to fill vacancies on the board; and
●	reviewing candidates proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates.

Compensation Committee Information

We have a compensation committee of the board of directors, comprised of Messrs. Shape, Fitzalan and Tripp. Each member of the compensation committee is independent under the applicable listing standards. In addition, each member is a “non-employee” director as defined in Rule 16b-3 under the Exchange Act and the rules and regulations thereunder. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans. Pursuant to the charter, the compensation committee is responsible for, among other things:

●	establishing, reviewing and approving the overall executive compensation philosophy and policies;
●	reviewing and approving the goals and objectives relevant to the compensation of the chief executive officer, annually evaluate the chief executive officer’s performance in light of those goals and objectives and, based on this evaluation, determine the chief executive officer’s compensation level;
●	reviewing and making recommendations on the compensation of all other executive officers;
●	receiving and evaluating performance target goals for the senior officers and employees (other than executive officers) and review periodic reports from the chief executive officer as to the performance and compensation of such senior officers and employees; and
●	administering or delegating the power to administer our incentive and equity-based compensation plans.

The compensation committee has the authority, to the extent it deems appropriate, to conduct or authorize studies of matters within the committee's scope of responsibilities and to retain one or more compensation consultants to assist in the evaluation of chief executive officer or executive compensation or other matters. The compensation committee shall have the sole authority to retain and terminate any such consulting firm, and to approve the firm’s fees and other retention terms.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of May 10, 2021:

●	each person expected by us to be the beneficial owner of more than 5% of the outstanding Ordinary Shares;
●	each of our executive officers and directors; and
●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. The beneficial ownership of Ordinary Shares is based on 768,724,571 Ordinary Shares issued and outstanding. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. None of the major shareholders have different voting rights from other shareholders.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
Current Directors and Officers:
Justin Davis-Rice(2)	15,802	*
Mark Ziirsen	—	*
Kelvin Fitzalan	—	*
Simon Tripp	—	*
Andrew Shape	351	*
All directors and executive officers (5 persons)	17,555	*
Five Percent Holders
Ault Global Holdings, Inc.	41,141,660	5.3%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Naked Brand Group Ltd, Unit 7, 35-39 William Street, Double Bay, NSW 2028 Australia.
(2)	Includes (i) 1,622 Ordinary Shares held by PS Holdings No. 2 Pty Ltd., which is controlled by Mr. Davis-Rice, and (iii) 292 Ordinary Shares held by Nesriver Pty Ltd., which is controlled by Mr. Davis-Rice.
(3)	The business address of Ault Global Holdings, Inc. is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

As of May 17, 2021, we had 781,704,296 Ordinary Shares outstanding. Based on information known to us, as of May 10, 2020, 4,678 Ordinary Shares were being held in the U.S. by 55 holders of record and 1,825,524 of Ordinary Shares were being held in Australia and other countries by 34 holders of record. Substantially all of the Ordinary Shares are held in “street name” or otherwise by nominee companies, so we cannot be certain of the identity of those beneficial owners.

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

Summary of Shareholder Loans

Below is a summary of loans to and from entities owned or controlled by our shareholders during the last three fiscal years:

	Opening balance	Closing balance

Loans to related parties
Cullen Investments Limited
January 31, 2021	$—	$—
January 31, 2020	—	—
January 31, 2019	11,535,677	—
Whitespace Atelier Limited
January 31, 2021	—	—
January 31, 2020	281,714	—
January 31, 2019	272,665	281,714
FOH Online Corp.
January 31, 2021	—	—
January 31, 2020	—	—
January 31, 2019	3,518,009	—

Loans from related parties
SBL Holdings, Limited
January 31, 2021	—	—
January 31, 2020	(1,448,646)	—
January 31, 2019	—	(1,448,646)
Naked Brand Group, Inc.
January 31, 2021	—	—
January 31, 2020	—	—
January 31, 2019	(1,368,577)	—
EJ Watson
January 31, 2021	—	—
January 31, 2020	(2,289,212)	—
January 31, 2019	—	(2,289,212)

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

During the year, a financial liability relating to a shareholder loan created on the acquisition of FOH was derecognised as the current acquisition accounting results in a debt free balance with the shareholder. This adjustment is reflected in the January 31, 2020 accounts in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for accrued and capitalised interest. Further information can be found in note 20 of the consolidated financial statements.

During the 12 months ended January 31, 2019, a shareholder, SBL Holdings, Limited, loaned the business funds to be utilized as working capital in the business.

Bendon Sale

On April 30, 2021, we signed the Bendon Share Sale Agreement with JADR Holdings Pty Limited as trustee for the JDR Family Trust No 2, an entity affiliated with Justin Davis-Rice, and Matana Intimates Holdings Trustee Limited as trustee for the Matana Intimates Holding Trust, an entity affiliated with Anna Johnson, and simultaneously consummated the Bendon Sale contemplated thereby. Pursuant to the Bendon Share Sale Agreement, we sold all of the issued share capital in Bendon together with any accrued rights free from encumbrances for the consideration described below on the terms and conditions set out in the Bendon Share Sale Agreement. See “Introduction” and Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Bendon Sale,” for more information.

FOH Online Services Agreement

Prior to the Bendon Sale, Bendon performed certain services in relation to the FOH Online e-commerce business including revenue and financial reporting, product design, inventory management, freight and logistics management, website management, customer service, marketing and IT support (the “Bendon Services”). As part of the Bendon Sale, so that we could continue to operate FOH using the existing e-commerce model, operating and management structure without having to immediately construct a standalone infrastructure, FOH and Bendon entered in the FOH Services Agreement. The agreement has a term of 5 years. Under this agreement, Bendon will provide certain management services to FOH and FOH will reimburse Bendon for all direct and reasonable costs incurred in the performance of these services as agreed in annual budget as well as a 5% administration fee based on monthly sales. The 5% administration fee is to cover the actual costs of services performed by Bendon personnel.

The other key terms of the FOH Services Agreement are as follows:

●	FOH may terminate for convenience by 3 months’ notice;
●	Bendon may not terminate for convenience; and
●	there are no exclusivity restrictions on either party.

Other than the terms outlined above, the FOH Services Agreement is on terms customary for an agreement of this nature.

Naked Facility

As part of the Bendon Sale, we entered into a facility agreement for the Naked Facility. Under the Naked Facility, we will advance to Bendon an amount of up to NZ$7 million which will be guaranteed by the Australian and New Zealand entities in the Bendon Group and secured by all-asset security over their assets. No advances have been made as of the date of this report.

We have agreed that the Naked Facility will be subordinated to an additional loan which Bendon will be seeking from a third party lender. Until such time as the senior debt has been obtained, the interest payable on the Naked Facility will be charged at a fixed rate of 5%. Following Bendon obtaining the senior debt, the interest rate will change to the rate that is 50 basis points higher than the rate agreed under the senior debt.

The loan has a fixed term of 5 years which may be repaid early in accordance with the facility agreement but may not be redrawn by Bendon.

Standard default provisions apply under the facility agreement if Bendon or its guarantors fails to repay or observe the terms of the facility agreement.

Compensation Arrangements

See Item 6.B of this Annual Report, “Compensation,” for a discussion of the compensation arrangements with our senior management and directors.

Other Transactions

During the current year, the Group procured goods for resale from The Way Store Pty Ltd, a company registered in Australia, which is related through common directorship. The Group purchased $0.5m worth of inventory.

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

On April 26, 2021, we received a notice from Nasdaq’s Listing Qualifications Department stating that, for the 30 consecutive business days ending April 23, 2021, the closing bid price for the Ordinary Shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). See Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Nasdaq Compliance,” for more information.

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

Other Agreements. In addition, during the preceding two years, we have been party to the following material agreements, each of which is described elsewhere in this Annual Report:

●	Bendon Share Sale Agreement (see Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Bendon Sale”).
●	FOH Services Agreement (see Item 7.B of this Annual Report, “Related Party Transactions”).
●	Naked Facility (see Item 7.B of this Annual Report, “Related Party Transactions”).
●	February 2021 SPA and February 2021 Warrants (see Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Financing Transactions”).

●	Equity distribution agreements with Maxim dated February 24, 2021, October 19, 2020 and August 20, 2020 (see Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Financing Transactions”).
●	Settlement agreement with the Lenders dated October 5, 2020 (see Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Financing Transactions”).
●	July 2020 Note, along with the related securities purchase agreement and warrants (see Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Financing Transactions”).
●	Prior Notes, along with the related securities purchase agreements and warrants (see Item 5 of this Annual Report, “Operating and Financial Review and Prospects—Recent Developments—Financing Transactions”).
●	May 2019 Note, along with the related securities purchase agreements and warrants (see Item 5.B of this Annual Report, “Liquidity, and Capital Resources—Financing Transactions”).
●	The amended and restated facility agreement with BNZ dated as of March 12, 2020 (see Item 5.B of this Annual Report, “Liquidity, and Capital Resources—Financing Transactions”).

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

During the 12 months ended January 31, 2021, due to the impact of COVID-19 we had breached certain of the financial covenants contained in the facility agreement governing our loan from BNZ over the financial year. The facility has now been repaid and terminated. See Item 5.B of this Annual Report, “Liquidity, and Capital Resources.”

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

Our management, with the participation of our Executive Chairman (our principal executive), Chief Executive Officer and Chief Financial Officer (principal financial officer), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2021 under the supervision of our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Company Chief Executive Officer and Company Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of January 31, 2021, due to the material weakness described below.

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

Our management and auditors conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of January 31, 2021, due to the material weaknesses described below.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our fiscal year 2021 consolidated financial statements, the matters involving internal controls and procedures that our management considered to be material weaknesses were the following:

1)	Lack of skilled resources and key accounting personnel with sufficient knowledge and experience in the reporting and compliance with IFRS, SEC and PCAOB.
2)	No formally implemented system of internal control over financial reporting and no associated written documentation of our internal control policies and procedures.
3)	We did not maintain an effective process for reviewing financial information and did not have a sufficient number of personnel with an appropriate level of accounting knowledge, experience and training in the application of IFRS commensurate with management’s financial reporting requirements.
4)	Lack of appropriate oversight from the Board of Directors, especially Audit Committee in ensuring the Company takes the appropriate steps to remediate the weaknesses in their financial reporting and internal controls in a timely manner.
5)	Lack of design controls to understand and to evaluate the completeness, accuracy and valuation of non-routine transactions

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

Management’s Plan for Remediation of Material Weaknesses

We have implemented and plan to implement the following actions to address the material weaknesses:

●	We appointed a new Chief Financial Officer with extensive public company finance and audit committee experience and Financial Controller. In addition, we will look to supplement any gaps with external consultants to supplement gaps of knowledge with complex transactions and help with the formal process documentation
●	The divestment of the Bendon Legacy Business leaves a much simpler business, as such it will be a significantly less time-consuming job to document controls and procedures.
●	The divestment also removes the old Bendon ERP system which is outdated in terms of some of the control elements, which is the key finding of this weakness.

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

Changes in Internal Control over Financial Reporting

Except for as noted above, there were no changes in our internal control over financial reporting during the year ended January 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	12 Months Ended Jan. 31, 2021	12 Months Ended Jan. 31, 2020	12 Months Ended Jan. 31, 2019
BDO
Audit Fees	593,000	403,000	-
Taxation Fees	-	-	-
Other	150,000	266,000	-
Total	743,000	669,000	-

PriceWaterhouseCoopers Australia
Audit Fees	-	0	477,000
Taxation Fees	-	0	32,706
Other	-	10,000	402,800
Total	-	10,000	912,506

Network firms of PricewaterhouseCoopers Australia
Taxation fees	-	-	137,263
Total	-	-	137,263

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this Annual Report, “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Our Audited Annual Consolidated Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Form of Constitution (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (File No. 333-223786) filed by the registrant).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 (File No. 333-223786) filed by the registrant).

2.2	Description of registered securities (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 20-F filed by the registrant on May 8, 2020).

4.1	Stock Purchase Agreement dated November 15, 2018, by and among the stockholders of FOH Online Corp., Naked Brand Group Limited, Bendon Limited and FOH Online Corp. (incorporated by reference to Exhibit 2.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on November 21, 2018).

4.2**	Amended and Restated License Agreement, dated as of April 23, 2020, by and between ABG-Frederick’s of Hollywood, LLC and FOH Online Corp. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 30, 2020).

4.3	Share Sale Agreement, dated as of April 30, 2021, by and among Naked brand Group Limited, JADR holdings Pty Limited, Mtaana Intimates Holdings Trustee Limited, Bendon Limited, Justin Davis-Rice and Anna Johnson (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 30, 2021).

4.4	FOH Services Agreement, dated as of April 30, 2021, by and among Bendon Limited, FOH Online Corp. and Naked Brand Group Limited (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 30, 2021).

4.5	Loan Agreement, dated as of April 30, 2021, by and among Bendon Limited, each party listed at Schedule 1 thereto and Naked Brand Group Limited (incorporated by reference to Exhibit 10.3 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 30, 2021).

4.6*	Consultant Services Agreement, dated as of April 30, 2021, by and among JADR Consulting Group Pty Ltd and Naked Brand Group Limited (incorporated by reference to Exhibit 10.4 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on April 30, 2021).

4.7*	Consultant Services Agreement, dated as of April 30, 2021, by and among Mark Ziirsen and Naked Brand Group Limited.

4.8*	Bendon Group Holdings Limited 2017 Equity Incentive Plan (incorporated by reference to Annex C of the proxy statement/prospectus included in the Registration Statement on Form F-4 (File No. 333-223786) filed by the registrant).

4.9.1	Securities Purchase Agreement, dated as of February 24, 2021, by and among Naked Brand Group Limited and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 25, 2021).

4.9.2	Amendment to Securities Purchase Agreement, dated as of March 10, 2021, by and among Naked Brand Group Limited and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 10, 2021).

4.9.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on March 10, 2021).

4.10	Equity Distribution Agreement, dated as of February 24, 2021, by and between Naked Brand Group Limited and Maxim Group LLC (incorporated by reference to Exhibit 1.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on February 25, 2021).

8.1	List of subsidiaries.

11.1	Code of ethics (incorporated by reference Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on June 14, 2019).

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a).

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a).

13.1	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from PricewaterhouseCoopers (incorporated by reference to Exhibit 15 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on October 16, 2019).

15.2	Consent of BDO Audit Pty Ltd.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Management compensation contract, plan or arrangement.

**	Certain provisions of this exhibit have been omitted, as such provisions (i) are not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Naked Brand Group Limited

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer

Date: May 18, 2021

Naked Brand Group Limited

ACN 619 054 938

Consolidated Financial Statements

(Expressed in New Zealand Dollars)

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

Naked Brand Group Limited

ACN 619 054 938

Contents For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

Naked Brand Group Limited

ACN 619 054 938

Report of the Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Naked Brand Group Limited (the ‘Company’) as of January 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended January 31, 2021, and the related notes and schedules (collectively referred to as the ‘consolidated financial statements’).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ BDO Audit Pty Ltd

Tim Aman

Director

We have served as the Company’s auditor since 2019.

Sydney, NSW, Australia

May 18, 2021

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

	Note	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Revenue	6	80,039	90,065	111,920
Cost of goods sold		(46,147)	(56,247)	(74,480)
Gross profit		33,892	33,818	37,440

Other income	7	4,223	-	-
Brand management expenses		(28,880)	(35,555)	(49,256)
Administrative expenses		(9,556)	(11,837)	(3,432)
Corporate expenses		(9,350)	(12,772)	(14,145)
Finance expense	8	(8,214)	(5,213)	(4,041)
Brand transition, restructure and transaction expenses	7	(22,527)	(14,593)	(10,075)
Impairment expense	7	(4,895)	(8,904)	(8,173)
Other foreign currency gains	9	3,642	615	1,963
Interest income		5	12	-
Gain on sale of intangible assets		-	906	-
Fair value loss on Convertible Notes derivative and warrants	12	(26.552)	-	(775)
Loss before income tax	7	(68,212)	(53,523)	(50,494)
Income tax (expense)/benefit	13	(134)	(782)	1,274
Loss for the period		(68,346)	(54,305)	(49,220)
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	26	(4,484)	2,131	(7)
Other comprehensive (loss)/income for the period, net of tax		(4,484)	2,131	(7)
Total comprehensive loss for the period		(72,830)	(52,174)	(49,227)
Total comprehensive income/(loss) attributable to:
Owners of Naked Brand Group Limited		(72,830)	(52,174)	(49,227)

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

	Note	For the Year Ended 31 January 2021	For the Year Ended 31 January 2020	For the Year Ended 31 January 2019
Loss per share for profit from continuing operations attributable to the ordinary equity holders of the Group:
Basic loss per share (NZ$)	27	(0.62)	(34.74)	(200.77)
Diluted loss per share (NZ$)	27	(0.62)	(34.74)	(200.77)

On 20 December 2019 the company executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the calculation of loss per share for the comparative periods. More details are contained in note 26.

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Balance Sheet

As at 31 January 2021 and 31 January 2020

	Note	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Assets
Current assets
Cash and cash equivalents	15	90,925	3,791
Trade and other receivables	16	8,134	6,057
Inventories	17	16,596	23,539
Current tax receivable		-	4
Total current assets		115,655	33,391
Non-current assets
Property, plant and equipment	18	2,977	3,037
Right-of-use assets	19	18,401	23,809
Intangible assets	20	22,849	28,293
Total non-current assets		44,227	55,139
Total assets		159,882	88,530
Liabilities
Current liabilities
Trade and other payables	21	28,728	22,430
Lease liabilities	24	6,955	8,112
Borrowings	22	14,493	19,215
Derivative financial liabilities	35	629	-
Current tax liabilities		205	-
Provisions	23	870	5,844
Total current liabilities		51,880	55,601

Naked Brand Group Limited

ACN 619 054 938

Consolidated Balance Sheet

As at 31 January 2021 and 31 January 2020

	Note	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Non-current liabilities
Lease liabilities	24	14,597	17,719
Convertible loan notes	22	3,002	19,698
Provisions	23	1,212	1,796
Total non-current liabilities		18,811	39,213
Total liabilities		70,691	94,814
Net assets/(liabilities)		89,191	(6,284)

Equity
Share capital	25	338,498	170,193
Other reserves	26	(4,366)	118
Accumulated losses	28	(244,941)	(176,595)
Total Equity		89,191	(6,284)

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Changes in Equity

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

	Ordinary Shares NZ$000’s	Accumulated Losses NZ$000’s	Foreign Currency Translation Reserve NZ$000’s	Total NZ$000’s
Balance at 1 February 2018	68,727	(72,431)	(2,006)	(5,710)
Loss for the year	-	(49,220)	-	(49,220)
Other comprehensive income for the year	-	-	(7)	(7)
Transactions with owners in their capacity as owners
Issuance new shares	40,228	-	-	40,228
Issuance new shares from business combination Naked	14,196	-	-	14,196
Issuance new shares for the acquisition of FOH Online Corp	6,873	-	-	6,873
Convertible notes converted to equity	4,159	-	-	4,159
Balance 31 January 2019	134,183	(121,651)	(2,013)	10,519
Balance at 1 February 2019	134,183	(121,651)	(2,013)	10,519
Adoption of IFRS 16	-	(639)	-	(639)
Restated total equity at 1 February 2019	134,183	(122,290)	(2,013)	9,880

Loss for the year	-	(54,305)	-	(54,305)
Other comprehensive income for the year	-	-	2,131	2,131
Transactions with owners in their capacity as owners
Issuance new shares for cash	12,586	-	-	12,586
Shares issued in lieu of inventory payment	15,525	-	-	15,525
Warrants issued	374	-	-	374
Conversion of debt	1,546	-	-	1,546
Convertible notes converted to equity	5,979	-	-	5,979
Balance 31 January 2020	170,193	(176,595)	118	(6,284)

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Changes in Equity

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

	Ordinary Shares NZ$000’s	Accumulated Losses NZ$000’s	Foreign Currency Translation Reserve NZ$000’s	Total NZ$000’s
Balance at 1 February 2020	170,193	(176,595)	118	(6,284)

Loss for the year	-	(68,346)	-	(68,346)
Other comprehensive income for the year	-	-	(4,484)	(4,484)
Transactions with owners in their capacity as owners
Issuance new shares for cash	93,693	-	-	93,693
Shares issued in lieu of agreed settlement	5,503	-	-	5,503
Conversion of debt	1,689	-	-	1,689
Convertible notes converted to equity and exercise of warrant exchanges	67,420	-	-	67,420
Balance 31 January 2021	338,498	(244,941)	(4,366)	89,191

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Cash Flows

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

	Note	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
CASH FLOWS FROM OPERATING ACTIVITIES:
Receipts from customers		87,004	103,459	140,736
Payments to suppliers and employees		(102,431)	(123,510)	(149,750)
Proceeds from Government wage subsidies		2,878	-	-
Rent concessions received		1,345	-	-
Income taxes refund/(paid)		186	157	(420)
Net cash outflow from operating activities	38	(11,018)	(19,894)	(9,434)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for intangible asset		(211)	-	(151)
Payments for property, plant and equipment		(1,498)	(1,294)	(2,585)
Proceeds from sale of intellectual property or business combination, net of cash acquired		-	906	870
Net cash outflow from investing activities		(1,709)	(388)	(1,866)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of shares		93,693	12,586	23,248
Proceeds from borrowings - Convertible notes issue		19,309	21,507	-
Repayment of borrowings – Bank		(3,400)	(2,100)	(18,489)
Debt issuance costs		-	-	(322)
Principal repayments of lease liabilities		(7,136)	(8,127)	-
Interest paid on borrowings		(1,165)	(1,768)	(2,269)
Net cash inflow from financing activities		101,301	22,098	2,168

Naked Brand Group Limited

ACN 619 054 938

Consolidated Statement of Cash Flows

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

	Note	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s

Net increase/(decrease) in cash and cash equivalents held		88,574	1,816	(9,132)
Cash and cash equivalents at beginning of year		3,791	1,962	10,739
Effects of exchange rate changes on cash and cash equivalents		(1,440)	13	355
Cash and cash equivalents at end of the year	15	90,925	3,791	1,962

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

1	Description of business

Naked Brand Group Limited (“the Group or the Company”) is a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel globally. The Group sells its merchandise through retail and outlet stores in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States and Europe, and through online channels. The Group operates both licenced and owned brands, including the following:

Licenced brands:

Heidi Klum (terminated on 31 January 2020 with specific details below), Fredericks of Hollywood

Owned brands:

Pleasure State, Davenport, Lovable, Bendon, Fayreform, Naked, VaVoom, Evollove, Hickory

The financial report covers Naked Brand Group Limited and its controlled entities (‘the Group’). Naked Brand Group Limited is a for-profit Group, incorporated and domiciled in Australia.

Events in the prior year the following significant changes occurred, of which there is further disclosure contained within this report:

●	On 28th January 2020, Naked Brand Group Limited agreed to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a consideration of US $0.6m (note 20).

●	On 31st January 2020, the licence agreement with Heidi Klum was terminated by mutual consent for a fee of US$3.5m which is to be paid in monthly instalments up to and including 30 December 2020. Under the terms of termination, the Group had the right to sell Heidi Klum branded product in the northern hemisphere until 31 July 2020 and the right to sell product in the southern hemisphere until 31 January 2021. As at 31 January 2021, the Group had no outstanding termination fees payable and had inventory of $0.4m which has been fully provided for.

The financial report was authorised for issue by the Directors on May 18, 2021.

Comparatives are consistent with prior years, unless otherwise stated.

The amounts in the financial statements have been rounded to the nearest thousand dollars.

2	Basis of Preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. Naked Brand Group Limited is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Group also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(a)	Historical cost convention

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

(b)	New standards, interpretations, and amendments not yet effective

There are a number of standards, amendments to standards, and interpretation which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

(b)	New standards, interpretations, and amendments not yet effective (continued)

In January 2020 the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-Current – Deferral of Effective Date (Amendments to IAS 1) defer the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments clarify that for purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued further amendments to IFRS 3, Business Combinations (“IFRS 3”) which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exception to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies (“IFRIC 21”). The acquire should apply the criteria in IFRSIC 21 to determine whether the obligation event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognise a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in the reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amened standard.

In May 2020, the IASB issued Property, Plant and Equipment – Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss. The amendments are affective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Annual Improvements to IFRS standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the “10 per cent” test in paragraph B3.3.6 of IFRS 9 in assessing whether to recognise a financial liability. An entity includes only fees pair or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard.

3	Summary of Significant Accounting Policies

(a)	Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

(a)	Going concern (continued)

For the financial year ended 31 January 2021 the Group experienced a loss after income tax from continuing operations of NZ$68.3 million and operating cash outflows of NZ$11.0 million. It also is in a net current asset position of NZ$63.8 million and a net asset position of NZ$89.2 million.

The losses in the year ended 31 January 2021 of NZ$68.3 million (2020: NZ$54.3 million) are NZ$14.0 million greater than in the prior year. Gross profit was maintained at NZ$33.9 million with the negative impact of lower sales as a result of COVID being offset by lower royalty costs following termination of the Heidi Klum license agreement in the prior year. All other costs were NZ$14.8 million higher with a foreign currency benefit of NZ$3.0 million and receipt of government subsidies and rent concessions of NZ$4.2 million being more than offset by a NZ$26.6 million fair value adjustment on convertible notes. The Group maintained its loan facility with the Bank of New Zealand, for the majority of the financial year ended 31 January 2021 the Group could not meet the compliance covenants.

The business raised NZ$113.0 million of funds in the form of issued capital and convertible notes during the financial year to assist with the operating cash outflows and used this to repay $3.4m of the bank debt. The Group also received NZ$2.0 million in subsidies from the New Zealand Government and $0.9m in subsidies from the Australian Government as well as receiving rent concessions of NZ$1.3 million as a goodwill gesture from landlords due to COVID.

Since 1 February 2021 and to the date of signing this report, the Group has raised NZ$298.3 million, in the form of issued shares and repaid the bank debt of NZ$14.5 million in full on 9 February 2021.

As such, with over NZ$300 million of cash in the business and a substantially strengthened Balance Sheet the directors have no reasonable doubt that the Company has adequate resources to continue to use the going concern basis of accounting in preparing the financial statements. Furthermore, whilst global macro-economic conditions remain uncertain with continued potential impacts from the COVID-19 pandemic and divestment of the Bendon business puts the Company in a confident position to safeguard the Group’s ability to continue as a going concern.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(c)	Business combinations

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

Any contingent consideration which forms part of the combination is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured, and the settlement is accounted for within equity. Otherwise subsequent changes in the value of the contingent consideration liability are measured through profit or loss.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(d)	Income Tax (continued)

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(e)	Revenue and other income (continued)

Other income

Other income is recognised on an accruals basis when the Group is entitled to it.

-	Government grants

Government grants are recognised in the income statement so as to match them with the expenditure towards which they are intended to contribute, to the extent that the conditions for receipt have been met and there is reasonable assurance that the grant will be received.

-	Rent concessions

Rent concessions are recognised in the income statement and relate to changes to lease expenditure as a result of COVID. The Group has elected to utilise the practical expedient for all rent concessions that meet the criteria and credited the consolidated statement of profit or loss and other comprehensive income.

(f)	Brand management, administrative, corporate and brand transition, restructure and transaction expenses

Corporate expenses include head office costs such as human resources, finance team and rental costs. Administrative expenses include depreciation and amortisation, as well as professional accounting fees. Brand management expenses includes other costs incurred in selling products, including advertising, design and retail store occupancy and payroll. Brand transition, restructure and transaction expenses includes costs are extraordinary costs not normally associate with trading.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(i)	Property, plant and equipment (continued)

Depreciation

Property, plant and equipment, is depreciated on a straight-line basis over the asset’s useful life to the Group, commencing when the asset is ready for use.

The estimated useful lives used for each class f depreciable asset are shown below:

Fixed asset class	Useful life
Leasehold improvements	1 - 10 years
Plant, furniture, fittings and motor vehicles	3 - 7 years

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in accounting estimate.

(j)	Leases

The Group adopted IFRS 16 on 1 February 2019. The standard replaces IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement Contains a Lease’ and for lessees eliminates the classifications of operating leases and finance leases. Straight-line operating lease expense recognition is replaced with a depreciation charge for the right-of-use assets (included in operating costs) and an interest expense on the recognised lease liabilities (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depletion, Depreciation and Amortisation) results improve as the operating expense is now replaced by interest expense and depreciation in profit or loss. For classification within the statement of cash flows, the interest portion is disclosed in operating activities and the principal portion of the lease payments are separately disclosed in financing activities. For lessor accounting, the standard does not substantially change how a lessor accounts for leases.

During the period, the Group received rent concessions of NZ$1.3m, due to COVID-19. The Group has elected to utilise the practical expedient for all rent concessions that meet the criteria. The practical expedient has been applied retrospectively, meaning it has been applied to all rent concessions that satisfy the criteria, which in the case of the Group, occurred from March 2020 to June 2020. Rather than revaluating each lease, the Group opted to credit the consolidated statement of profit or loss and other comprehensive income as it is entitled to do under IFRS-16.

Accounting for the rent concessions as lease modifications would have resulted in the Group remeasuring the lease liability to reflect the revised consideration using a revised discount rate, with the effect of the change in the lease liability recorded against the right-of-use asset. By applying the practical expedient, the Group is not required to determine a revised discount rate and the effect of the change in the lease liability is reflected in profit or loss in the period in which the event or condition that triggers the rent concession occurs.

The effect of applying the practical expedient is disclosed in note 24.

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

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of-use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(j)	Leases (continued)

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(k)	Financial instruments (continued)

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

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of profit or loss.
●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the consolidated statement of profit or loss.
●	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

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

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the consolidated statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(k)	Financial instruments (continued)

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

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions and does not have any hedged contracts in place.

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

(n)	Trade and other receivables

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(p)	Intangibles

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is calculated as the excess of the sum of:

i)       the consideration transferred;

ii)       any non-controlling interest; and

iii)       the acquisition date fair value of any previously held equity interest;

over the acquisition date fair value of net identifiable assets acquired in a business combination.

Patents and Licences

Separately acquired patents and licences are shown at historical cost. Licences and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. Licence fees have an estimated useful life of 5 – 50 years.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(q)	Employee benefits

(i)	Short-term obligations

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

(iii)	Share based payments for cash settled phantom warrants

The Group also operates a phantom warrant share option scheme (a cash settled share based-payment) that vest in three tranches being 21 January 2021, 21 July 2021 and 21 January 2022. There are no conditions or restrictions to receiving the benefit of all the phantom warrants for the full bonus calculation period. An option pricing model is used to measure the Group’s liability at each reporting date, taking into account the terms and conditions on which the bonus is awarded. Each tranche of phantom warrants may be exercised for cash at any time in the three year period following vesting date and as such is recognised as a liability. Movements in the liability (other than cash payments are recognised in the consolidated statement of profit or loss and other comprehensive income.

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

Provisions recognised represent the best estimate of the amounts required to settle the obligation at the end of the reporting period.

(i)	Onerous contract provision

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(r)	Provisions (continued)

(ii)	Make good provision

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(t)	Borrowings (continued)

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months or more after the reporting period.

(u)	Convertible Notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss. The convertible note and the derivative are presented separately on the balance sheet to interest-bearing loans and borrowings.

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

(w)	Foreign currency transactions and balances

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in New Zealand dollars which is the parent entity’s presentation currency.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

3	Summary of Significant Accounting Policies

(w)	Foreign currency transactions and balances

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

4	Changes in accounting policies

Effective 1 June 2020, IFRS 16 was amended to provide a practical expedient for lessees accounting for rent concessions that arise as a direct consequence of the COVID-19 pandemic and satisfy the following criteria:

(a)	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
(b)	The reduction is lease payments affects only payments originally due on or before 30 June 2021; and
(c)	There are is no substantive change to other terms and conditions of the lease.

The Group has elected to utilise the practical expedient for all rent concessions that meet the criteria. This means the Group does not need to assess whether the rent concession meets the definition of a lease modification. Lessees apply other requirements in IFRS 16 in accounting for the concession. The effect of applying the practical expedient is disclosed in note 24.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

5	Critical Accounting Estimates and Judgments

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

Key estimates - impairment of non-financial assets

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of non-financial assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

●	growth in brand revenues
●	market royalty rate
●	the selection of discount rates to reflect the risks involved, and
●	long-term growth rates
●	cash flows from cash generating units

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in notes 18 to 20 to the consolidated financial statements

Key judgments - taxes

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

5	Critical Accounting Estimates and Judgments (continued)

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

Key judgments – rent concessions

Lease agreements have been reviewed and judgments have been made on whether rent concessions satisfy the criteria to be accounted for using the practical expedient introduced by the amendments to IFRS 16. Lease concessions have been determined by the difference between the cost per the lease contract and actual amounts paid.

Key judgments – convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability at amortised cost in the statement of financial position, net of transaction costs. On the issue of the convertible notes any fair value of the liability component is identified as a derivative and determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on a fair value basis until extinguished on conversion or redemption. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date or as a result of contract covenant failure. The accounting for subsequent changes in fair value is recognised in the profit or loss. The increase in the liability due to the passage of time is recognised as a finance cost. Any corresponding interest on convertible notes is expensed to profit or loss.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

6	Revenue

Revenue from continuing operations
	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Gross revenue	81,155	93,302	120,278
Rebates	(1,116)	(3,237)	(8,358)
	80,039	90,065	111,920
Sale of goods by channel
- Retail	40,492	42,576	50,443
- Wholesale	7,496	15,553	29,394
- Online	32,051	31,936	32,083
	80,039	90,065	111,920
Sales of goods by geography
- New Zealand	34,131	33,786	40,703
- Australia	21,011	24,365	32,065
- United States	24,432	30,863	34,156
- Europe	465	1,051	4,996
	80,039	90,065	111,920

Disaggregation of revenue

The Group derives its revenue from the transfer of goods at a point in time. The table above provides a breakdown of revenue by major business line. The categories above depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic data. As disclosed in Note 13, the Group has three operating segments.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

7	Loss for the Period

The loss for the period was derived after charging/(crediting):

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s

Staff costs (see note 10)[1]	30,175	28,009	31,380
Depreciation of property, plant and equipment (see note 18)	1,098	1,338	2,151
Depreciation of right-of-use assets (see note 19)	7,144	8,676	-
Amortisation of acquired intangibles (see note 20)[2]	458	589	231
Impairment of Plant and equipment (see note 18)	341	491	281
Impairment of right-of-use assets (see note 19)	1,221	-	-
Impairment of intangible assets (see note 20)	3,333	8,413	7,892
Loss on disposal of property, plant and equipment	134	322	232
Other income
- Proceeds from Government wage subsidies	(2,878)	-	-
- Rent concessions received	(1,345)	-	-
Brand transition, restructure and transaction expense
- Transaction expenses	3,009	9,597	9,267
- Agreed settlement of debt	5,701	-	-
- Contract termination costs	2,175	4,696	-
Operating lease rentals
- Land and buildings	-	-	9,236
- Other	-	-	524
Gain on sale of intangible assets	-	(906)	-
Auditor’s remuneration (note 11)	743	679	1,050

1 Staff costs include an accrual of $11.6m for phantom warrants which has been recognised in the brand transition, restructure and transaction expense line in the consolidated statement of profit or loss and other comprehensive income

2 Amortisation charges on the Group’s intangible assets are recognised in the administrative expenses line of the consolidated statement of profit or loss and other comprehensive income.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

8	Finance expense

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
- Interest expense on external borrowings	1,256	1,608	2,338
- Interest expense on convertible loan notes	5,681	1,425	-
- Interest expense on leases (see note 19)	1,405	1,674	-
- Interest (income)/expense on shareholder loans*	-	(165)	1,062
- Amortisation of loan set up costs	(128)	671	641
	8,214	5,213	4,041

* In the prior year, the shareholder loan payable was derecognised resulting in a reversal of interest expense.

9	Other foreign currency (gains)/losses

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
- Fair value (gain)/loss on foreign exchange contracts	-	(729)	1,065
- Net foreign exchange loss/(gain)	(3,642)	114	(3,027)
	(3,642)	(615)	(1,963)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

10	Staff costs

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Employee benefits expense:
- Salaries and wages*	29,443	26,920	30,872
- Defined contribution expenses	732	1,089	508
	30,175	28,009	31,380

*Included in the current year’s $29.4m is an accrual for phantom warrants of $11.6m which has been recognised as a brand transition, restructure and transaction expense in the consolidated statement of profit or loss and other comprehensive income. The Group uses the Black Scholes option pricing model to determine the fair value of the phantom warrants which have an exercise price of US$0.37 which vests in three tranches being 21 January 2021, 21 July 2021 and 21 January 2022 equal to 1.50% of the outstanding shares of the Company on the vesting date. There are no conditions or restrictions to receiving the benefit of all the phantom warrants for the full bonus calculation period. Each tranche of phantom warrants may be exercised for cash at any time in the three year period following vesting date and as such is recognised as a liability.

11	Auditor’s Remuneration

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Pricewaterhouse Coopers Australia
- Audit fees	-	-	477
- Taxation fees	-	-	33
- Other	-	10	403
Total remuneration to Pricewaterhouse Coopers Australia	-	10	913

Network firms of Pricewaterhouse Coopers Australia
- Taxation services	-	-	137

BDO Audit Pty Ltd
- Audit fees	593	403	-
- Other	150	266	-
Total remuneration to BDO Audit Pty Ltd	743	669	-
Total Auditor Remuneration	743	679	1,050

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

12	Fair value loss on Convertible Notes derivative and warrants

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Fair value loss on Convertible Notes and warrants	26,552	-	775

During the year ended 31 January 2021, the Group issued 3 convertible notes in February, April and July 2020 which contained embedded derivatives and warrants. IAS 32 requires the Group to measure the fair value of derivatives as at the inception date of the transaction and at each reporting period end until settled. The fair value of the embedded derivatives and warrants were determined using the Black-Scholes option pricing model. The charge in the year as a result of fair valuing the embedded derivatives was $26.6m.

13	Income Tax Expense/(benefit)

(a)	The major components of tax expense/(benefit) comprise:

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Current tax
Current tax on profits for the period	27	28	(667)
Adjustments for current tax of prior periods	107	53	(607)
Total current tax expense/(benefit)	134	81	(1,274)
Deferred tax expense
Decrease in deferred tax assets (note 31)	-	701	-
Income tax expense/(benefit) for continuing operations	134	782	(1,274)

(b) Reconciliation of income tax to accounting profit:

Loss before income tax	(68,212)	(53,523)	(50,494)
Tax at New Zealand tax rate of 28%	(19,099)	(14,986)	(14,138)
Tax effect of:
- permanent differences (including impairment expense)	16,299	5,108	753
- adjustments in respect of current income tax of previous years	107	32	(522)
- effects of different tax rates of subsidiaries operating in other jurisdictions	(1)	(301)	493
- deferred tax assets relating to the current year not brought to account	2,910	10,163	12,077
- deferred tax assets relating to prior periods no longer recognised (note 31)	-	701	-
- other	(12)	65	63
Income tax expense/(benefit)	134	782	(1,274)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

13	Income Tax Expense/(benefit) (continued)

(c) Tax losses not recognised

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Unused tax losses for which no deferred tax asset has been recognised	177,275	166,882	130,587
Potential tax benefit at 28%	49,637	46,727	36,564

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

(d) Temporary differences not recognised

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Temporary differences for which no deferred tax asset has been recognised	10,115	9,825	14,504
Potential tax benefit at 28%	2,832	2,751	4,061

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

14	Operating Segments

Segment information

Identification of reportable operating segments

The consolidated entities’ Director examined the group’s performance from both sales channel and geographical perspective and identified three reportable segments being Retail, Wholesale and e-commerce.

Retail

This segment covers retail and outlet stores located in Australia and New Zealand.

Wholesale

This segment covers wholesale intimates apparel to customers in New Zealand, Australia, Europe and USA.

E-commerce

This segment covers the group’s online retail activities. E-commerce revenue includes revenue from a US brand called Fredericks of Hollywood (FOH) for which the Group currently has a licence agreement.

These operating segments are based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Maker (‘CODM’)) in assessing performance and in determining the allocation of resources.

The CODM reviews segment EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

EBITDA is a financial measure which is not prescribed by IFRS and represents the profit adjusted for specific non-cash and significant items. The directors consider EBITDA to reflect the core earnings of the consolidated entity.

The information reported to the CODM is on a monthly basis.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

14	Operating Segments (continued)

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

(a)	Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Total segment revenue	89,590	104,153	136,842
Intersegment eliminations	(9,551)	(14,088)	(24,922)
Total revenue	80,039	90,065	111,920

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

14	Operating Segments (continued)

(a)	Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

The Board meets on a monthly basis to assess the performance of each segment, net operating profit does not include non-operating revenue and expenses such as dividends, fair value gains and losses.

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Segment EBITDA	690	(16,167)	(25,602)
Any other reconciling items	(68,902)	(37,356)	(24,892)
Income tax (expense)/benefit	(134)	(782)	1,274
Total net loss after tax	(68,346)	(54,305)	(49,220)

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

14	Operating Segments (Continued)

(b)	Geographical information

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
New Zealand	34,131	33,786	40,703
Australia	21,011	24,365	32,065
United States	24,432	30,863	34,156
Europe	465	1,051	4,996
	80,039	90,065	111,920

The revenues resulting from the Naked business combination in the June 2018 are included in the United States segment shown above.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

14	Operating Segments (continued)

(c)	Segment performance

	Retail NZ$000’s	Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
For the year ended 31 January 2021
Revenue	40,492	7,496	32,051	-	80,039
	40,492	7,496	32,051	-	80,039
Cost of goods sold	(19,188)	(4,636)	(21,604)	(719)	(46,147)
Gross profit	21,304	2,860	10,447	(719)	33,892
Other segment expenses*	(17,359)	(1,425)	(10,096)	-	(28,880)
Unallocated expenses
Administrative expenses	-	-	-	(856)	(856)
Corporate expenses	-	-	-	(9,350)	(9,350)
Other income	-	-	-	4,223	4,223
Other foreign exchange gain	-	-	-	1,661	1,661
EBITDA	3,945	1,435	351	(5,041)	690
Brand transition, restructure and transaction expenses	-	-	-	(22,527)	(22,527)
Finance expense	-	-	-	(8,214)	(8,214)
Interest income	-	-	-	5	5
Impairment expense	-	-	-	(4,895)	(4,895)
Depreciation and amortisation	-	-	-	(8,700)	(8,700)
Fair value gain on foreign exchange contracts	-	-	-	-	-
Unrealised foreign exchange gain	-	-	-	1,981	1,981
Fair value loss on Convertible Notes derivative	-	-	-	(26,552)	(26,552)
Income/(loss) before income tax expense	3,945	1,435	351	(73,943)	(68,212)
Income tax expense	-	-	-	(134)	(134)
Income/(loss) after income tax expense	3,945	1,435	351	(74,077)	(68,346)

* Other segment expenses relate to brand management expenses.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

14	Operating Segments (continued)

(c)	Segment performance

	Retail NZ$000’s	Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
For the year ended 31 January 2020
Revenue	42,576	15,554	31,935	-	90,065
	42,576	15,554	31,935	-	90,065
Cost of goods sold	(19,582)	(11,342)	(20,916)	(4,407)	(56,247)
Gross profit	22,994	4,211	11,020	(4,407)	33,818
Other segment expenses*	(18,784)	(3,112)	(13,659)	-	(35,555)
Unallocated expenses
Administrative expenses	-	-	-	(1,234)	(1,234)
Corporate expenses	-	-	-	(12,772)	(12,772)
Other foreign exchange loss	-	-	-	(424)	(424)
EBITDA	4,210	1,099	(2,639)	(18,837)	(16,167)
Brand transition, restructure and transaction expenses**	-	-	-	(13,687)	(13,687)
Finance expense	-	-	-	(5,213)	(5,213)
Interest income	-	-	-	12	12
Impairment expense	-	-	-	(8,904)	(8,904)
Depreciation and amortisation	-	-	-	(10,603)	(10,603)
Fair value gain on foreign exchange contracts	-	-	-	729	729
Unrealised foreign exchange gain	-	-	-	310	310
Fair value gain/(loss) on Convertible Notes derivative	-	-	-	-	-
Income/(loss) before income tax expense	4,210	1,099	(2,639)	(56,193)	(53,523)
Income tax expense	-	-	-	(782)	(782)
Income/(loss) after income tax expense	4,210	1,099	(2,639)	(56,975)	(54,305)

* Other segment expenses relate to brand management expenses.

** Brand transition, restructure and transaction expenses are shown net of proceeds from the sale of Naked brand and trademarks.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

14	Operating Segments (continued)

(c)	Segment performance

	Retail NZ$000’s	Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total NZ$000’s
For the year ended 31 January 2019
Revenue	50,348	29,439	32,133	-	111,920
	50,348	29,439	32,133	-	111,920
Cost of goods sold	(24,616)	(24,582)	(21,248)	(4,034)	(74,480)
Gross profit	25,732	4,857	10,885	(4,034)	37,440
Other segment expenses*	(24,540)	(9,667)	(11,247)	—	(45,454)
Unallocated expenses
Administrative expenses	-	-	-	(1,050)	(1,050)
Corporate expenses	-	-	-	(17,947)	(17,947)
Other foreign exchange gain	-	-	-	1,409	1,409
EBITDA	1,192	(4,810)	(362)	(21,622)	(25,602)
Brand transition, restructure and transaction expenses	-	-	-	(10,075)	(10,075)
Finance expense	-	-	-	(4,041)	(4,041)
Impairment expense	-	-	-	(8,173)	(8,173)
Depreciation and amortisation	-	-	-	(2,382)	(2,382)
Fair value loss on foreign exchange contracts	-	-	-	(1,704)	(1,704)
Unrealised foreign exchange gain	-	-	-	2,258	2,258
Fair value loss on Convertible Notes derivative	-	-	-	(775)	(775)
Income/(loss) before income tax expense	1,192	(4,810)	(362)	(46,514)	(50,494)
Income tax benefit	-	-	-	1,274	1,274
Income/(loss) after income tax expense	1,192	(4,810)	(362)	(45,240)	(49,220)

* Other segment expenses relate to brand management expenses and some corporate expenses.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

15	Cash and Cash Equivalents

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Cash on hand	38	44
Cash at bank	90,887	3,747
	90,925	3,791

16	Trade and Other Receivables

		31 January 2021 NZ$000’s	31 January 2020 NZ$000’s

Trade receivables		1,645	2,358
Provision for impairment	(a)	(183)	(22)
		1,462	2,336
Prepayments		6,304	2,959
Other receivables		368	762
Total current trade and other receivables		8,134	6,057

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Prepayments consist of advance payments made to suppliers in order to begin production, remaining annual insurance premiums and deposits on certain property leases.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

16	Trade and Other Receivables (continued)

(a)	Impairment of receivables

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The loss allowance provision as at 31 January 2021 is determined as follows, the expected credit losses incorporate forward looking information.

31 January 2021	0 - 30 days	31 - 60 days	61 - 90 days	> 91 days overdue	Total
Expected loss rate (%)	2%	50%	46%	60%
Gross carrying amount ($)	1,370	6	39	230	1,645
ECL provision	26	3	17	137	183

Reconciliation of changes in the provision for impairment of receivables is as follows:

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s
Opening impairment allowance calculated under IFRS 9	(22)	(609)
Movement through provision	(247)	(4)
Unused amounts reversed	85	616
Foreign exchange movement	1	(25)
Balance at end of the period	(183)	(22)

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

The Group has recognised a loss allowance of 60% (2020: 100%) against identifiable receivables at risk in excess of 90 days because historical experience has indicated that these receivables are generally not recoverable.

The Group revised its estimation techniques and assumptions during the current reporting period based on prior experience and relevant forward-looking factors.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, whichever occurs first.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

17	Inventories

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Finished goods	17,708	24,034
Provision for impairment	(1,112)	(495)
	16,596	23,539

Write downs of inventories to net realisable value during the period were NZ$617k (2020: NZ$51k) of which $425k is related to Heidi Klum products which the Group no longer has a licence to sell. The sell through period for Heidi Klum products ended on 31 January 2021 following licence termination on 31 January 2020.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

18	Property, plant and equipment

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Leasehold Improvements
At cost	8,598	11,456
Accumulated depreciation and impairment	(7,898)	(9,690)
	700	1,766
Plant, furniture, fittings and motor vehicles
At cost	25,610	24,850
Accumulated depreciation	(23,333)	(23,579)
	2,277	1,271

Total property, plant and equipment	2,977	3,037

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

18	Property, plant and equipment (continued)

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements NZ$000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ$000’s
Year ended 31 January 2021
Balance at the beginning of year	1,766	1,271	3,037
Additions	23	1,475	1,498
Disposals	(131)	(6)	(137)
Depreciation expense	(640)	(458)	(1,098)
Reclassification	-	-	-
Impairment loss	(341)	-	(341)
Adjustment to make good asset	-	-	-
Foreign exchange movements	23	(5)	18
Balance at the end of the year	700	2,277	2,977

Year ended 31 January 2020
Balance at the beginning of year	3,264	499	3,763
Additions	191	1,103	1,294
Disposals	(28)	(324)	(352)
Depreciation expense	(461)	(877)	(1,338)
Reclassification	(1,070)	1,120	50
Impairment loss	(213)	(278)	(491)
Adjustment to make good asset	14	-	14
Foreign exchange movements	69	28	97
Balance at the end of the year	1,766	1,271	3,037

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

19	Right-of-use assets

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

Information about leases for which the Group is a lessee is presented below:

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see note 16).

	Land & Buildings	Plant, furniture, fittings and motor vehicles	Total
	NZ $000’s	NZ $000’s	NZ $000’s
Balance as at 1 February	23,392	417	23,809
Additions to right-of-use-assets	2,700	100	2,800
Depreciation charge for the year	(6,982)	(162)	(7,144)
Impairment of right-of-use assets	(1,221)	-	(1,221)
Foreign exchange movements	157	-	157
Balance at 31 January 2021	18,046	355	18,401

	Land & Buildings	Plant, furniture, fittings and motor vehicles	Total
	NZ $000’s	NZ $000’s	NZ $000’s
Balance as at 1 February	25,616	542	26,158
Additions to right-of-use-assets	6,255	72	6,327
Depreciation charge for the year	(8,479)	(197)	(8,676)
Balance at 31 January 2020	23,392	417	23,809

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

19	Right-of-use assets (continued)

Amounts recognised in profit or loss

	2021	2020
	NZ $000’s	NZ $000’s

Interest expense on lease liabilities	1,405	1,674

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

20	Intangible Assets

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Goodwill
Cost	5,516	6,091
Accumulated impairment	(5,516)	(6,091)
	-	-
Patents and licences
Cost	22,863	25,151
Accumulated amortisation and impairment	(3,649)	(3,489)
	19,214	21,662
Brands
Cost	12,253	12,032
Accumulated amortisation and impairment	(8,810)	(5,401)
	3,443	6,631
Software and Website
Cost	15,749	15,548
Accumulated amortisation and impairment	(15,557)	(15,548)
	192	-
Total Intangible assets	22,849	28,293

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

20	Intangible Assets (continued)

(a)	Movements in carrying amounts of intangible assets

	Goodwill NZ$000’s	Patents and licences NZ$000’s	Brands NZ$000’s	Software and Website NZ$000’s	Total NZ$000’s
Year ended 31 January 2021
Balance at the beginning of the year	-	21,662	6,631	-	28,293
Additions	-	-	-	211	211
Amortisation	-	(442)	-	(16)	(458)
Impairment (note 7)	-	-	(3,333)	-	(3,333)
Foreign exchange movements	-	(2,006)	145	(3)	(1,864)
Closing value at 31 January 2021	-	19,214	3,443	192	22,849

	Goodwill NZ$000’s	Patents and licences NZ$000’s	Brands NZ$000’s	Software and Website NZ$000’s	Total NZ$000’s

Year ended 31 January 2020
Balance at the beginning of the year	2,320	25,075	10,205	263	37,863
Adjustments*	-	(2,310)	-	-	(2,310)
Amortisation	-	(589)	-	-	(589)
Impairment (note 7)	(2,480)	(2,037)	(3,694)	(202)	(8,413)
Reclassification	-	-	-	(50)	(50)
Foreign exchange movements	160	1,523	120	(11)	1,792
Closing value at 31 January 2020	-	21,662	6,631	-	28,293

* During the prior year, a financial liability relating to a shareholder loan on the balance sheet of Frederick’s of Hollywood (FOH) on the acquisition of FOH Online Corp Inc. was derecognised as the stock purchase agreement stipulated the transaction was debt free. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

20	Intangible Assets (continued)

(b)	Impairment testing for goodwill

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

Description of the cash-generating unit (CGU)	For the Year Ended 31 January 2021 NZ $000’s	For the Year Ended 31 January 2020 NZ $000’s
United States	-	2,480
Impairment of goodwill	-	2,480

Impairment assumptions

Goodwill on the merger of Naked Inc. was allocated to the Group’s operation in United States which is the cash generating unit (CGU) for the purpose of impairment testing. In the prior year, goodwill was fully impaired resulting in a carrying value of $nil.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

20	Intangible Assets (continued)

(c)	Impairment of patents & licences

In the prior year, the Group fully impaired the carrying value of patents and licence acquired as part of the Naked merger and partially impaired the Fredericks of Hollywood (FOH) licence which was acquired on 8 December 2018 as part of the Stock Purchase Agreement with the shareholders of FOH Online Corp Inc.

	For the Year Ended 31 January 2021 NZ $000’s	For the Year Ended 31 January 2020 NZ $000’s

FOH licence	-	1,914
Naked patents & licence	-	123
Impairment of patents & licences	-	2,037

Impairment assumptions

Management has determined the recoverable amount of the FOH licence asset by assessing the value in use (VIU) of the underlying assets. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the value in use exceeded the carrying value of the FOH licence resulting in no impairment charge during the year.

Management’s approach and the key assumptions used to determine the VIU were as follows:

Sales growth: 12.0% in FY22, 7.5% in FY23, 5% in FY24 and 4% in FY25 and FY26 (31 January 2020: 5.0% to 9.0%)

Net margin: 31% to 35% between FY22 and FY26

EBITDA margin: 3% to 10% between FY22 and FY26

Cash flow - revenue forecast period: 5 years (31 January 2020: 5 years)

Post-tax discount rate (%): 10.5% (31 January 2020: 10.5%)

Long term sales growth rate (%): 2.0% (31 January 2020: 2.0%)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

20	Intangible Assets (continued)

(d)	Impairment testing for indefinite-lived brand intangibles

Brand intangible assets represent brands owned by the Group, that arose on historical acquisitions including Pleasure State, Davenport and Lovable.

	For the Year Ended 31 January 2021 NZ $000’s	For the Year Ended 31 January 2020 NZ $000’s

Pleasure State	2,002	125
Davenport and Lovable	1,331	1,439
Naked	-	2,130
Impairment of indefinite-lived brand intangibles	3,333	3,694

The brand intangible assets of $3,443,000 (2020: $6,631,000) are tested for impairment annually.

Impairment assumptions

Management has determined the recoverable amount of the indefinite-lived brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value has exceeded the fair value less costs to sell by $3.3m. As such, the indefinite-lived brand assets has been partially impaired for the year ended 31 January 2021.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 0% (31 January 2020: 5-9%)

Royalty rate: 5.0% (31 January 2020: 5.0%)

Cash flow - revenue forecast period: 5 years (31 January 2020: 5 years)

Post-tax discount rate (%) for US brands*: 10.50% (31 January 2020: 10.50%)

Post-tax discount rate (%) for NZ brands: 15.50% (31 January 2020: 11.75%)

Long term sales growth rate (%): 2% (31 January 2020: 2%)

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

20	Intangible Assets (continued)

(d)	Impairment testing for indefinite-lived brand intangibles

The sensitivities that have been separately modelled are as follows:

(a) a 0.8% increase in the post-tax discount rate

(b) 1.7% decrease in the terminal growth

(c) 5.0% decrease in sales forecast

The carrying amounts of the indefinite-lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post-tax discount rate and sales growth rate. A 0.8% increase in the post-tax discount rate would result in an additional impairment of $0.141 million (31 January 2020: an increase of 2.1% would result an impairment of $1.047 million) against the carrying amount of the indefinite-lived brand intangibles. A 1.7% reduction in terminal growth would result in an additional impairment of $0.816 million against the carrying amount of the indefinite-lived brand intangibles. A 5% decrease in sales forecast would result in an additional impairment of $0.581 million (31 January 2020: a reduction in sales growth to 0% would result an impairment of $1.749 million) against the carrying amount of the indefinite-lived brand intangibles.

*On 28 January 2020, Naked Brand Group Limited agreed to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a consideration of US $0.6m. The Group therefore does not own a US brand.

(e)	Software impairment

In the prior year, software was fully impaired ($0.202m) and in the current year, the Group capitalised website development costs of $0.2m and will be subject to future impairment review.

(f)	Sale of intangible asset

In the prior year, Naked Brand Group Limited agreed to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a consideration of US $0.6m (NZ $0.906m). At the date of sale, the intangible assets sold had a book value of nil as they had been fully impaired, resulting in a gain on sale of intangible assets of US$0.6m (NZ $0.906m) which was recognised in the profit and loss account.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

21	Trade and Other Payables

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Current:
Trade payables	6,250	10,407
Accruals	7,250	8,593
Employee benefit liabilities	15,228	3,430
	28,728	22,430

Trade and other payables are unsecured and are normally settled within terms of trade however some the trade creditors are out of term as at 31 January 2021. The Group is actively working to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

Employee benefits liabilities includes an accrual of $11.6m relating to phantom warrants. The Group uses the Black Scholes option pricing model to determine the fair value of the phantom warrants which have an exercise price of US$0.37 which vests in three tranches being 21 January 2021, 21 July 2021 and 21 January 2022 equal to 1.50% of the outstanding shares of the Company on the vesting date. There are no conditions or restrictions to receiving the benefit of all the phantom warrants for the full bonus calculation period. Each tranche of phantom warrants may be exercised for cash at any time in the three year period following vesting date and as such is recognised as a liability

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

22	Borrowings

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Amounts due in less than one year:
Secured liabilities:
Bank loans	14,500	17,900
Debt issuance costs in relation to bank loan	(7)	-
Other loan	-	1,315
	14,493	19,215
Amounts due after more than one year:
Unsecured liabilities:
Convertible loan notes	3,002	19,698
	3,002	19,698
	17,495	38,913

The fair value of borrowings is not considered to be materially different to their carrying amounts.

(a)	Assets pledged as collateral:

Borrowings are collateralized by a fixed and floating charge over the assets of the Group. The lease liabilities are effectively secured as the rights to the leased assets, recognised in the balance sheet, revert to the lessor in the event of default.

(b)	Bank overdrafts, bank loans and bank loan covenants

On 12 March 2020, the Group entered into a Deed of Amendment with the Bank of New Zealand to extend its loan facility of NZD$16,700,000 (31 January 2020: NZD$17,900,000) until March 2022. Interest rate charges ranged between 4.25% and 5.26%. The facility includes guarantees and financial instruments totalling NZD$1,345,000.

Bank of New Zealand has the first ranking charge over all assets of the Group. Under the terms of the facility, the Group must meet specific covenant obligations namely sales and gross margin adverse variances to budget to be no greater than 15% and inventory to cover bank debt 1.35 times (which increased to 1.65 times from and including 31 July 2020). Throughout the majority of the current financial year, the Group was in breach of all covenant measures. The extended borrowing has therefore been classified as a current liability as at the year end. Sales, gross margin and inventory were all negatively impacted by COVID-19 due to store closures and delayed inventory shipments from suppliers.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

22	Borrowings (continued)

(c)	Convertible notes

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability at amortised cost in the statement of financial position, net of transaction costs. On the issue of the convertible notes any fair value of the liability component is identified as a derivative and determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on a fair value basis until extinguished on conversion or redemption. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date or as a result of contract covenant failure. The accounting for subsequent changes in fair value is recognised in the profit or loss. The increase in the liability due to the passage of time is recognised as a finance cost. Any corresponding interest on convertible notes is expensed to profit or loss.

In February and April 2020, the Group completed 2 separate private placements of secured convertible notes to 1 private investor for a cash consideration of $7.2m (US$4.5m) with discounts and fees totalling $0.5m (US$0.3m) and a daily compounding interest rate of 20%. During the year, the note holder elected to exchange their warrant in return for a one-time 5% increase on the Note balance on the date of election. Total warrants exchanged for an increase in Note balance during the year was $0.3m (US$0.2m). In addition to warrant exchanges, the Note holder is also entitled to a one-time 10% increase in Note value if the Group fails to meet its financial and/or filing obligations contained under the Note agreement. The total increase in principal Note balance relating to financing and/or filing penalties during the year was $1.4m (US$0.9m). By the year end the convertible note issued in February had been fully converted to equity while the convertible note issued in April remained outstanding.

In July 2020, the Group completed a private placement of a convertible promissory note (the “July Note”) and a warrant to purchase ordinary shares (the “July Purchase Warrant”) to one of the Affiliated Holders, Iliad Research Trading L.P., pursuant to a Securities Purchase Agreement, for an aggregate purchase price of $12.1m (US$8.0m). The July Note was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of the July Note, for an original principal balance of $12.8m (US$8.4m). The Group also granted a financing rebate to the Affiliated Holder, resulting in net proceeds to the Group of approximately $10.9m (US$7.2m) from the sale of the July Note. The July Note provided for interest at the following rates: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum, and provided for maturity on the second anniversary of its issuance. The July Note was convertible, at our election (subject to certain limitations) or at the election of the Affiliated Holder, into ordinary shares at a conversion price equal to US$0.2424. The July Purchase Warrant entitled the Affiliated Holder to purchase ordinary shares at an exercise price of US$0.6707 per share. In addition, if the exercise price of the July Purchase Warrant was higher than the last closing bid price of the ordinary shares, the July Purchase Warrant could be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the July Purchase Warrant, multiplied by the number of shares as to which the July Purchase Warrant was being exercised, divided by the closing bid price as of two business days prior to the exercise date, but in any event not less than the floor price specified in the July Purchase Warrant. For this purpose, the Black-Scholes value per share underlying the July Purchase Warrant was a fixed value as set forth in the July Purchase Warrant.

The July Note has been converted in full into an aggregate of 35,081,733 Ordinary Shares and the July Purchase Warrant had been exercised in full, pursuant to the Black-Scholes cashless exercise provision, for an aggregate of 47,817,633 Ordinary Shares.

As at 31 January 2021, the Group had a principal amount of $2.8m (US$2.0m) and accrued interest of $0.2m (US$0.1m) with the total owing of $3.0m (US$2.1m) on the balance sheet and interest charged to the Profit or Loss account. When a conversion option is exercised the amount of conversion is taken to share capital, reducing the loan note balance.

(d)	Other loans

On 3 July 2020, the balance (principle and interest) that existed at 31 January 2020 (US$1.1m, NZ$1.6m) was fully converted into Naked ordinary shares at a price of US$0.66 by mutual consent.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

23	Provisions

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Current:
Other provisions	92	5,205
Make good	778	639
	870	5,844

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Non-current:
Make good	1,212	1,796
	1,212	1,796

	Lease contributions NZ$000’s	Other provisions NZ$000’s	Make good NZ$000’s	Total NZ$000’s
Opening balance at 1 February 2020	-	5,205	2,435	7,640
Additional provisions recognised	-	-	26	26
Amounts used during the period	-	(5,113)	(506)	(5,619)
Exchange differences	-	-	35	35
Balance at 31 January 2021	-	92	1,990	2,082

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

23	Provisions (continued)

	Lease contributions NZ$000’s	Other provisions NZ$000’s	Make good NZ$000’s	Total NZ$000’s
Opening balance at 1 February 2019	1,085	-	2,208	3,293
Impact of IFRS 16*	(1,102)	-	-	(1,102)
Additional provisions recognised	-	5,205	307	5,512
Amounts used during the period	-	-	(64)	(80)
Exchange differences	17	-	(16)	1
Balance at 31 January 2020	-	5,205	2,435	7,640

Other provisions

On 31 January 2020, the Group entered into an agreement terminating the license agreement with Heidi Klum. The termination agreement provides that we may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. A termination fee to Heidi Klum in lieu of further royalties is payable in instalments through to 30 December 2020. At 31 January 2020 the termination costs of the contract are greater than the economic benefit and hence the contract has been identified as onerous. A provision is recognised for an amount the termination costs exceed the economic benefits. At 31 January 2021, this provision has been fully utilised.

Make good

In accordance with certain lease agreements, the Group must refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. The provision has been calculated using a pre-tax discount rate of 2% (2019: 2%), and other market assumptions and re-assessed annually.

During the 2021 financial year an additional $26,000 (2020: $307,000) was recognised in relation to new retail leases in New Zealand and Australia.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

24	Lease Liabilities

The following elections for IFRS 16 were taken on transition date:

●	the Group did not reassess whether existing contracts are, or contain, a lease and applied IFRS 16 only to existing contracts that were previously identified as lease under IAS 17;
●	the Group applied a single discount rate to a portfolio of leases with reasonably similar characteristics; and
●	leases with a remaining term of less than 12 months from the transition date and low value lease are expensed on a straight-line basis to the Consolidated Profit or Loss account.

Undiscounted contractual maturity of lease liabilities

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Amounts payable:
Within one year	6,955	8,112
2 to 5 years inclusive	13,661	17,553
After 5 years	936	166
	24,059	25,831

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

25	Share Capital

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
446,582,604 (2020: 4,697,204) Ordinary shares	338,498	170,193

(a)	Ordinary shares

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s
At the beginning of the reporting period	170,193	134,183
Issuance of new shares
- Cash collected from sale of new share issuances and cash exercise of warrants	93,693	12,586
- Shares issued in lieu of agreed settlement	5,503	-
- Conversion of debt	1,689	-
- Shares issued in lieu of inventory payment	-	15, 525
- Shares issued in lieu of related party loan	-	1,546
- Convertible notes converted to equity	67,420	5,979
Warrants issued	-	374
At the end of the reporting period	338,498	170,193

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

25	Share Capital (continued)

(b)	Capital Management

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

The gearing ratio for the years ended 31 January 2021 and 31 January 2020 are as follows:

	Note	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Total borrowings	22	17,495	38,913
Less Cash and cash equivalents	15	(90,925)	(3,791)
Net cash)/ net debt		(73,430)	35,122
Equity		89,191	(6,284)
Total capital		15,788	28,838
Gearing ratio		20%	(619)%

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

25	Share Capital (continued)

(b)	Warrants

The following warrants were outstanding as at 31 January 2021 (31 January 2020: 610,122).

Average Exercise Price (USD)	Issue Date	Expiry Date	No. of warrants
	Mar-19	Mar-21	42,285
	Mar-19	Mar-23	14,000
$0.01 - $0.50	Apr-19	Apr-22	500
	May-19	May-21	10,000
	Jul-19	May-25	170,100
	Aug-19	Feb-25	285,714
	Aug-19	Aug-24	22,857
$1.51 - $2.00	Nov-17	Nov-21	2,000
	Oct-18	Oct-21	20,000
$2.01 - $4.00	Jun-18	Jun-23	8,000
	Mar-19	Mar-21	3,922
$4.01+	May-18	May-21	2,816
Total number of outstanding warrants as at 31 January 2021			582,194

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

26	Reserves

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Foreign currency translation reserve
Opening balance	118	(2,013)
Transfers in	(4,484)	2,131
Balance at the end of the year	(4,366)	118

Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income - foreign currency translation reserve. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

27	Loss per Share

(a)	Basic and diluted loss per share

	For the Year Ended 31 January 2021 NZ$	For the Year Ended 31 January 2020 NZ$
From continuing operations attributable to the ordinary equity holders of the Group	(0.62)	(34.74)
Total basic and diluted loss per share attributable to the ordinary equity holders of the Group	(0.62)	(34.74)

(b)	Reconciliation of loss used in calculating loss per share

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic earnings per share:	(68,346)	(54,305)

(c)	Weighted average number of shares used as the denominator

	31 January 2021 Number	31 January 2020 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	109,370,410	1,563,056

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

27	Loss per Share (continued)

(d)	Information concerning the classification of securities

Convertible Notes

At 31 January 2021, the Group had 1 outstanding convertible note principal of $2.8m and accrued interest and fair value adjustments of $0.8m. Please refer to note 22(c).

28	Accumulated Losses

	Year Ended 31 January 2021 NZ$000’s	Year Ended 31 January 2020 NZ$000’s
Accumulated losses at the beginning of the financial year	(176,595)	(121,651)
Adoption of IFRS 16	-	(639)
Loss for the year	(68,346)	(54,305)
Accumulated losses at end of the financial year	(244,941)	(176,595)

29	Other Financial Commitments

(a)	Contracted Commitments

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Licence contract
- not later than one year	-	5,392
- between one year and five years	-	-
	-	5,392

On 31 January 2020 the Group, through mutual consent, terminated the licence agreement with Heidi Klum and Heidi Klum Company LLC of a fee of US$3.5m which was paid in full during the year.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

The financial assets of the Group were as follows:

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
- Cash and cash equivalents	90,925	3,791
- Trade receivables	1,462	2,336
	92,387	6,127

The Directors consider that the carrying amount for all financial assets approximates to their fair value.

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

Due to the recent developments of COVID-19, the company has been further tasked to preserve cash due to the recent lockdown procedures that have occurred in the company’s main markets meaning retail stores are closed and the company is heavily reliant on its e-commerce segment. In addition, the company has applied for government subsidies where appropriate to help alleviate the impact of reduced cash inflow from store closures. At the date of this report, the Group had received $2.0m in subsidies from the New Zealand Government and $0.8m from the Australian Government.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

The Group’s liabilities have contractual maturities which are summarised below, it should be noted these amounts are undiscounted contractual cash flows as required by IFRS 7:

	Non-derivatives Borrowings NZ$000’s	Non-derivatives Trade payables NZ$000’s	Non-derivatives Total NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - inflow NZ$000’s	Derivatives Gross future cash settlement on forward currency contracts - (outflow) NZ$000’s	Derivatives Total NZ$000’s
Not later than 1 month
31 January 2021	48	6,250	6,289	-	-	-
31 January 2020	2,052	10,407	12,459	-	-	-
1 to 3 months
31 January 2021	14,596	-	14,596	-	-	-
31 January 2020	18,044	-	18,044	-	-	-
3 months to 1 year
31 January 2021	-	-	-	-	-	-
31 January 2020	-	-	-	-	-	-
1 to 5 years
31 January 2021	4,256	-	4,256	-	-	-
31 January 2020	28,764	-	28,764	-	-	-

Total
31 January 2021	18,900	6,250	25,150	-	-	-
31 January 2020	48,860	10,407	59,267	-	-	-

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

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

The Group operates out of 59 stores across Australasia while having offices in New Zealand which all have committed leasing obligations. COVID-19 has caused the Group to negotiate payments terms across its supplier ledger until such time that normal trading resumes.

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Trade receivables
Counterparty without external credit ratings
New customer less than 6 months	-	-	42
Existing customers (more than 6 months with default in past)	1,645	2,358	7,747
Total	1,645	2,358	7,789

Cash at bank	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s
Credit ratings
AA-	90,887	3,747	1,915
A+	-	-	-
Total	90,887	3,747	1,915

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

Foreign currency denominated financial assets and liabilities, translated into New Zealand Dollars at the closing rate, are as follows:

	AUD NZ$000’s	USD NZ$000’s	GBP NZ$000’s	EUR NZ$000’s	HKD NZ$000’s	Total NZ$000’s
31 January 2021
Nominal amounts
Trade receivables	-	(2)	13	90	-	101
Trade payables	20	741	-	-	-	761
Cash and cash equivalents	9,943	78,506	89	12	2	88,552
31 January 2020
Nominal amounts
Trade receivables	-	19	20	441	-	480
Trade payables	12	4,068	85	1	2	4,168
Cash and cash equivalents	1,500	747	85	5	4	2,341
31 January 2019
Nominal amounts
Trade receivables	51	42	-	285	-	378
Trade payables	1	9,035	8	61	7	9,112
Cash and cash equivalents	623	149	38	8	11	829

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

It assumes a 10% change of the New Zealand Dollar / Australian Dollar exchange rate for the year ended 31 January 2021 (31 January 2020: 10%, 31 January 2019: 10%). A 10% change is considered for the New Zealand Dollar / US Dollar exchange rate (31 January 2020: 10%, 31 January 2019: 10%). A 10% change is considered for the New Zealand Dollar / GB Pound exchange rate (31 January 2020: 10%, 31 January 2019: 10%). A 10% change is considered for the New Zealand Dollar / Euro exchange rate (31 January 2020: 10%, 31 January 2019: 10%). All of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

The year-end rates are 0.9348 AUD, 0.7168 USD, 0.5228 GBP, 0.5921 EUR and 5.5574 HKD.

The sensitivity analysis is based on the foreign currency financial instruments held at the reporting date.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

If the New Zealand Dollar had strengthened and weakened against the Australian Dollar, US Dollar, GB Pound, Euro and HK Dollar by 10% (31 January 2020: 10%, 31 January 2019: 10%) and 10% (31 January 2020: 10%, 31 January 2020: 10%) respectively then this would have had the following impact:

	NZ$000’s
	+10%	-10%
USD
Net results/Equity (31 January 2021)	(460)	460
Net results/Equity (31 January 2020)	(594)	594
Net results/Equity (31 January 2019)	(954)	954
AUD
Net results/Equity (31 January 2021)	(2)	2
Net results/Equity (31 January 2020)	(1)	1
Net results/Equity (31 January 2019)	(5)	5
GBP
Net results/Equity (31 January 2021)	(9)	9
Net results/Equity (31 January 2020)	(16)	16
Net results/Equity (31 January 2019)	(1)	1
EUR
Net results/Equity (31 January 2021)	(10)	10
Net results/Equity (31 January 2020)	(42)	42
Net results/Equity (31 January 2019)	(32)	32
HKD
Net results/Equity (31 January 2021)	-	-
Net results/Equity (31 January 2020)	-	-
Net results/Equity (31 January 2019)	(1)	1

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless, the analysis above is considered to be representative of the Group’s exposure to foreign currency risk.

Forward exchange contracts

The Group has no open forward exchange contracts at the end of the reporting period.

The following table summarises the notional amount of the Group’s commitments in relation to forward exchange contracts.

	Notional Amounts			Average Exchange Rate
	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s	31 January 2019 NZ$000’s	31 January 2021 $	31 January 2020 $	31 January 2019 $
Buy USD / sell NZD
Settlement
Less than 6 months	-	-	34,395	-	-	0.6620

	NZ$000’s	NZ$000’s	NZ$000’s	$	$	$
Buy AUD / sell NZD
Settlement
Less than 6 months	-	-	-	-	-	-

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

30	Financial Risk Management (continued)

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

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Floating rate instruments
Bank overdrafts	-	-
Working capital financing bank facility	-	-
Convertible notes	-	-
Borrowings	14,500	17,900
	14,500	17,900

The following table illustrates the sensitivity of the net result for the year and equity to a reasonably possible change in interest rates of +1.00%/-1.00% (2020: +1.00%/-1.00%, 2019: +1.00%/-1.00%), with effect from the beginning of the year. These changes are considered to be reasonably possible based on observation of current market conditions and economist reports.

The calculations are based on the financial instruments held at each reporting date. All other variables are held constant.

	NZ$000’s
	1.00%	-1.00%

Net results/Equity (31 January 2021)	145	(145)
Net results/Equity (31 January 2020)	179	(179)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

31	Tax assets and liabilities

	Opening Balance NZ$000’s	Charged to Income NZ$000’s	Charged directly to Equity NZ$000’s	Changes in Tax Rate NZ$000’s	Exchange Differences NZ$000’s	Closing Balance NZ$000’s
Deferred tax assets/(liabilities)
Carried forward tax losses	630	-	-	-	-	630
Intangible assets	(630)	-	-	-	-	(630)
Balance at 31 January 2021	-	-	-	-	-	-

Carried forward tax losses	1,322	(701)	-	-	9	630
Intangible assets	(630)	-	-	-	-	(630)
Balance at 31 January 2020	692	(701)	-	-	9	-

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

32	Dividends

No final dividend will be paid in respect of the year ended 31 January 2021 (31 January 2020: nil, 31 January 2019: nil).

Franking account

	31 January 2021 NZ$000’s	31 January 2020 NZ$000’s
Australian franking credits available for subsequent financial years at a tax rate of 30%	3,995	3,995
New Zealand imputation credits available for subsequent financial years at a tax rate of 28%	236	236

The above amounts are based on the dividend franking account at period-end adjusted for:

(a)	Franking credits that will arise from the payment of the current tax liabilities;
(b)	Franking debits that will arise from the payment of dividends recognised as a liability at the period end;
(c)	Franking credits that will arise from the receipt of dividends recognised as receivables at the end of the period.

33	Key Management Personnel Remuneration

Key management personnel remuneration included within employee expenses for the period is shown below:

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Short-term employee benefits*	13,865	3,182	2,056
	13,865	3,182	2,056

*Included in the current year’s $13.9m is an accrual for phantom warrants of $11.6m which has been recognised as a brand transition, restructure and transaction expense in the consolidated statement of profit or loss and other comprehensive income. The Group uses the Black Scholes option pricing model to determine the fair value of the phantom warrants which have an exercise price of US$0.37 which vests in three tranches being 21 January 2021, 21 July 2021 and 21 January 2022. There are no conditions or restrictions to receiving the benefit of all the phantom warrants for the full bonus calculation period. Each tranche of phantom warrants may be exercised for cash at any time in the three year period following vesting date and as such is recognised as a liability.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

34	Interests in Subsidiaries

Composition of the Group

	Principal place of business / Country of Incorporation	Percentage Owned (%)* 31 January 2021	Percentage Owned (%)* 31 January 2020	Percentage Owned (%)* 31 January 2019
Subsidiaries:
Bendon Retail Limited	New Zealand	100	100	100
Bendon Holdings Limited	New Zealand	100	100	100
Bendon Holdings Pty Limited	Australia	100	100	100
Bendon Pty Limited	Australia	100	100	100
Bendon Intimates Pty Limited	Australia	100	100	100
PS Holdings No. 1 Pty Limited	Australia	100	100	100
Pleasure State Pty Limited	Australia	100	100	100
Pleasure State (HK) Limited	Hong Kong	100	100	100
Bendon UK Limited	United Kingdom	100	100	100
Bendon USA Inc	United States of America	100	100	100
Bendon Limited	New Zealand	100	100	100
Naked Brand Inc.	United States of America	100	100	100
FOH Online Corp Inc.	United States of America	100	100	100

*The percentage of ownership interest held is equivalent to the percentage voting rights for all subsidiaries.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

35	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

●	Financial assets - derivative financial instruments
●	Financial liabilities - derivative financial instruments
●	Financial liabilities – convertible notes with embedded derivatives
●	Financial liabilities – Phantom Warrants

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

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

35	Fair Value Measurement (continued)

The table below shows the assigned level for each asset and liability held at fair value by the Group:

31 January 2021	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total NZ$000’s
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	-	-	-
Financial derivative liabilities	-	629	-	-
Phantom warrant liabilities		11,642	-

31 January 2020	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total NZ$000’s
Recurring fair value measurements
Financial assets
Foreign exchange contracts	-	-	-	-
Financial liabilities
Foreign exchange contracts	-	-	-	-
Financial derivative liabilities	-	-	-	-

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

Valuation techniques for fair value measurements categorised within level 2

The fair value of the derivative on convertible notes and the fair value accrual for phantom warrants has been determined using a Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate, expected volatility and expected dividend rate. The Group used valuations specialists to perform these valuations.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

35	Fair Value Measurement (continued)

Fair value measurements using significant unobservable movements (level 3)

For the years ended 31 January 2021 and 31 January 2020, there were no financial instruments that were level 3.

36	Contingencies

Contingent Liabilities

The Group has entered into a number of trade guarantee arrangements in the normal course of business totalling $0.8m (2020: $0.7m)

In February 2020, a group of investors, who had invested in Bendon Limited prior to its merger with the Company, claimed misrepresentations had been made and they had been misled into investing in Bendon. No litigation has been commenced to date.

On February 9, 2021, the Group was requested by the Securities and Exchange Commission (the “SEC”) to provide certain documents and information for its investigation.

On March 24, 2020, Timothy Connell filed a complaint against us, a subsidiary of ours, and Mr. Davis-Rice, alleging, among other things, that certain shares issued to him in satisfaction of a debt were not registered for resale as promised. Mr. Connell sought rescission of the transaction. During the year, the Group has settled through the issuance of shares.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

37	Related Parties

(a)	Loans (to)/from related parties

	Opening balance NZ$000s	Closing balance NZ$000s
Loans to related parties
Whitespace Atelier Limited - 31 January 2021	-	-
Whitespace Atelier Limited - 31 January 2020	282	-
Loans from related parties
SBL Holdings - 31 January 2021	-	-
SBL Holdings - 31 January 2020	(1449)	-
EJ Watson – 31 January 2021	-	-
EJ Watson – 31 January 2020	(2,289)	-

(b)	Transactions with related parties

In the prior year, a financial liability relating to a shareholder loan created on the acquisition of FOH Online Corp Inc. was derecognised as the current acquisition accounting results in a debt free balance with the shareholder. This adjustment is reflected in the 31 January 2020 accounts in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for accrued and capitalised interest. Further information can be found in note 19.

In the prior year, the loan payable to SBL Holdings Limited was extinguished through the issuance of shares in the Company.

In the prior year, the Group received tax services from Rothsay Chartered Accountants, an accountancy firm, in which a director of the company held a senior position. The Group received services to the value of $32,503.

During the current year, the Group procured goods for resale from The Way Store Pty Ltd, a company registered in Australia, which is related through common directorship. The Group purchased $0.5m worth of inventory.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

38	Cash Flow Information

(a)	Reconciliation of result for the year to cashflows from operating activities

Reconciliation of net income to net cash provided by operating activities:

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Loss for the year	(68,346)	(54,305)	(49,220)
Cash flows excluded from profit attributable to operating activities
- interest paid on borrowings	1,256	2,868	3,400
- gain on sale of intangible assets	-	(906)	-
Non-cash flows in profit:
- Interest on convertible note borrowings	5,681	-	-
- depreciation and amortisation expense	8,700	10,603	2,382
- impairment expense	4,895	8,904	8,173
- shares issued in lieu of inventory payment	-	5,942	-
- shares issued for agreed settlement	5,701	-	-
- fair value on warrants issued	-	371	-
- fair value loss/(gain) on convertible notes derivative	26,552	-	775
Changes in assets and liabilities:
- (increase)/decrease in trade and other receivables	(2,082)	2,901	14,267
- (increase)/decrease in current tax receivables	2	368	(355)
- (increase)/decrease in inventories	6,604	(1,912)	13,350
- (increase)/decrease in deferred tax asset/(liability)	-	711	(692)
- (increase)/decrease in related party receivables	-	282	6,531
- increase/(decrease) in trade and other payables	6,037	402	(5,681)
- increase/(decrease) in income taxes payable	205	(140)	226
- increase/(decrease) in provisions	(5,622)	5,534	(522)
- increase/(decrease) in foreign currency derivative liability	-	(1,484)	(1,712)
- net exchange differences	(601)	(33)	(355)
Cashflows from operations	(11,018)	(19,894)	(9,434)

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

38	Cash Flow Information (continued)

(b)	Non-cash investing and financing activities

Investing and financing transactions that do not require the use of cash or cash equivalents (i.e. non-cash) are excluded from the statement of cash flows. Such transactions are disclosed below that provides all the relevant information about the non-cash investing and financing activities specific to the Group:

	For the Year Ended 31 January 2021 NZ$000’s	For the Year Ended 31 January 2020 NZ$000’s	For the Year Ended 31 January 2019 NZ$000’s
Shares issued in lieu of inventory payment	-	15,525	-
Shares issued in lieu of agreed debt	5,701	-	-
Shares issued on conversion of debt	1,689	-	-
Warrants issued	-	371	-
	7,192	15,896	-

39	Events occurring after the reporting date

On February 1, 2021, Naked Brand Group Ltd (“The Company”) received an instruction to issue 29,415,000 ordinary shares at a price of US$1.70 for net proceeds of US$46,920,170, based on a Placement Agent Agreement with Maxim Group LLC date January 27, 2021.

On February 9, 2021, the Company repaid its loan facility held with the Bank of New Zealand. The total settlement amount was NZ$14,779,607 and included interest of NZ$17,436 and fees of NZ$262,171.

On February 23, 2021, the Company announced that it had received notification from the Nasdaq that the Company had regained compliance with Nasdaq’s minimum bid price requirement.

On February 24, 2021 the Company entered into a Securities Purchase Agreement (the “SPA”) with certain accredited investors, pursuant to which the Company will sell to the investors in a private placement an aggregate of US$100,000,000 of units (“Units”), each unit consisting of one ordinary share, no par value, and one warrant, each warrant entitling the holder to purchase one ordinary share (the “Warrant Shares”) at an initial exercise price of US$1.13. The units will be sold at a price per Unit of US$0.93, resulting in the issuance of an aggregate of 107,526,882 Units (representing an aggregate of 107,526,882 ordinary shares and 107,526,882 warrants. On March 11, 2021 the SPA was amended which reduced the price per unit from US$0.93 to US$0.85 resulting in aggregate ordinary shares of 117,647,059 and 117,647,059 warrants. The exercise price of the warrants was also reduced from US$1.13 to US$0.935 and expire five years from the date of the closing. They can be exercised on a net share exercise basis at any time. The Company plans to use the proceeds to pay down certain liabilities and fund working capital.

On February 25, 2021, we exchanged the Prior Note issued in April 2020 for 4,002,789 Ordinary Shares. Prior to the exchange, through a board resolution, the conversion price of the Note issued in April was reduced from US$4.00 per share to US$0.60 per share resulting in an additional 3,403,703 shares compared to the previously announced estimate of 599,086 in the October Prospectus.

On March 11, 2021 the Company consummated the offer and sale of an aggregate of 117,647,059 units (“Units”), each unit consisting of one ordinary share, no par value and one warrant to certain accredited investors pursuant to the previously disclosed Securities Purchase Agreement between the Company and Investors, dated as of February 24, 2021 (as amended, the “SPA”). The Company received net proceeds of US$95,000,000 from the sale of the units, after offering expenses. The units, ordinary shares, and warrants issued pursuant to the SPA were offered and sold, and the ordinary shares issuable upon the exercise of the Warrants were offered, in private placements to accredited investors. No underwriting discounts or commissions were paid with respect to such sales.

Naked Brand Group Limited

ACN 619 054 938

Notes to the Consolidated Financial Statements

For the Years Ended 31 January 2021, 31 January 2020 and 31 January 2019

39	Events occurring after the reporting date (continued)

In April, 2021, Esousa Holdings LLC, Streeterville Capital LLC and Aquitas collectively acquired 99,787,027 ordinary shares, which were issued upon exercise of the warrants and accounted for no more than 9.9% of this class of share at the time of issuance.

On April 19, 2021 Mark Ziirsen was appointed as Chief Financial Officer, replacing Cheryl Durose.

On April 26, 2021, the Group received a notice from Nasdaq’s Listing Qualifications Department stating that, for the 30 consecutive business days ending April 23, 2021, the closing bid price for the Ordinary Shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days (until October 25, 2021) to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the 180-day period, we may be eligible for additional time.

The Nasdaq notification did not have any immediate effect on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade uninterrupted under the symbol “NAKD”. Naked management intends to actively monitor the bid price for the Ordinary Shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

On January 21, 2021, the Company announced plans to undertake a transformative restructure in which it would dispose of its bricks-and-mortar operations in order to focus exclusively on its e-commerce business. To that end, the Company signed a non-binding and non-exclusive term sheet to divest its Bendon Limited (“Bendon”) subsidiary, to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and Chief Executive Officer of the Company, and Anna Johnson, the Chief Executive Officer of Bendon (the “Bendon Sale”). On April 23, 2021, the Company held an Extraordinary General Meeting of Shareholders, at which shareholders approved the Bendon Sale. On April 30, 2021, the Company signed a conditional share sale agreement for the Bendon Sale (the “Bendon Share Sale Agreement”) and simultaneously consummated the transactions contemplated thereby.

Following the Bendon Sale, the Group’s sole operating entity will be FOH Online Corp. (“FOH”). Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

