Form 20-F
period 2021-12-31
CENNTRO ELECTRIC GROUP Ltd
filed 2022-04-25
CIK 1707919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission File Number 001-38544

CENNTRO ELECTRIC GROUP LIMITED
(Exact Name of registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)

Australia
(Jurisdiction of Incorporation or Organization)

501 Okerson Road
Freehold, New Jersey
07728
(Address of Principal Executive Offices)

Peter Z. Wang
Managing Director, Chairman and Chief Executive Officer
501 Okerson Road
Freehold, New Jersey
07728
(732) 820-6757
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	CENN	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December, 31 2021, 261,256,254 of the issuer’s ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

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
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

CENNTRO ELECTRIC GROUP LIMITED

INTRODUCTION

In this annual report on Form 20-F (this “Annual Report”), unless the context otherwise requires, all references to the “Company,” “we,” “our,” “us,” or similar terms refer to Cenntro Electric Group Limited ACN 619 054 938 (formerly known as Naked Brand Group Limited) and its subsidiaries, giving effect to the consummation of the Combination (as defined below). We refer to Cenntro Electric Group, Inc., a Delaware corporation (“CEG”), Cenntro Automotive Group Limited, a Hong Kong private company limited by shares (“CAG HK”), and its consolidated subsidiaries, and Cenntro Automotive Corporation, a Delaware corporation (“CAC”), on a combined basis, prior to the consummation of the Combination as “Cenntro”. References to “NBG” refer to Naked Brand Group Limited ACN 619 054 938 prior to the completion of the Combination. References to “CAG” refer to Cenntro Automotive Group Limited, a Cayman Islands exempted company with limited liability, the former parent company of Cenntro prior to the completion of the Combination.

This Annual Report contains our audited consolidated and combined financial statements and related notes as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021, 2020 and 2019 (“Audited Financial Statements”). Our Audited Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The Company is subject to the Australian Corporations Act 2001 (Cth) (“Corporations Act”), which requires financial statements be prepared and audited in accordance with Australian Accounting Standards (“AAS”) and International Financial Reporting Standards (“IFRS”). The financial information in this Annual Report (including the information in the Audited Financial Statements) are not financial statements for the purposes of the Corporations Act and is considered “non-IFRS financial information” under the Australian Securities and Investment Commission’s Regulatory Guide 230: ‘Disclosing non-IFRS financial information.’ Such non-IFRS financial information may not be comparable to similarly titled information presented by other entities and should not be construed as an alternative to other financial information prepared in accordance with AAS or IFRS. Our combined financial statements as of December 31, 2020 and for the years ended December 31, 2021, 2020 and 2019, included in this Annual Report, are the combined financial statements of Cenntro and present periods prior to the closing of the Combination (as defined below). We refer to such financial statement as Cenntro’s “combined financial statements.” References to “dollars,” “$,” “U.S. dollars” and “USD” refer to United States dollars.

Except as otherwise provided, all share and per share information included in this Annual Report gives retroactive effect to NBG’s reverse share split, at a ratio of 1-for-15, of the issued and outstanding ordinary shares, no par value (the “Ordinary Shares”) which became effective on December 22, 2021 (the “Reverse Share Split”).

On November 5, 2021, NBG entered into a Stock Purchase Agreement (the “Acquisition Agreement”) with CAG, CAG HK, CAC and CEG, each a wholly owned subsidiary of CAG, setting forth the terms of the Combination. Pursuant to the Acquisition Agreement, NBG purchased from CAG (i) all of the issued and outstanding ordinary shares of CAG HK (the “CAG HK Shares”), (ii) all of the issued and outstanding shares of common stock, par value US$0.001 per share, of CAC (the “CAC Shares”), and (iii) all of the issued and outstanding shares of common stock, par value US$0.01 per share, of CEG (the “CEG Shares” and, together with the CAG HK Shares and the CAC Shares, the “Cenntro Shares,” and such acquisition of the Cenntro Shares, the “Combination”). On December 22, 2021, NBG effected the Reverse Share Split of its Ordinary Shares, at a ratio of 1-for-15. The closing of the Combination occurred on December 30, 2021 (the “Closing”). The aggregate purchase price for the Cenntro Shares was 174,853,546 Ordinary Shares (the “Acquisition Shares”) (as determined in accordance with the Acquisition Agreement and as described below and taking into account the Reverse Share Split) and the assumption of options to purchase an aggregate of 9,225,271 Ordinary Shares under our Cenntro Electric Group Limited Amended and Restated 2016 Incentive Stock Option Plan (the “2016 Plan”).

Immediately after the Closing of the Combination, we changed our name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited,” and the business conducted by Cenntro became the business conducted by the Company. The transaction was accounted for as a reverse recapitalization in which Cenntro was determined to be the accounting acquirer.

Promptly following the Closing, CAG distributed the Acquisition Shares to the holders of its capital stock in accordance with (i) the distribution described in the Acquisition Agreement and (ii) CAG’s Third Amended and Restated Memorandum and Articles of Association (the “Distribution”). Pursuant to the Acquisition Agreement, at the closing of the Combination, NBG assumed the 2016 Plan and each CAG employee stock option outstanding immediately prior to the Closing under the 2016 Plan was converted into an option to purchase a number of Ordinary Shares equal to the aggregate number of CAG shares for which such stock option was exercisable immediately prior to the Closing multiplied by the Exchange Ratio of 0.71536, as determined in accordance with the Acquisition Agreement, at an option exercise price equal to the exercise price per share of such stock option immediately prior to the Closing divided by the Exchange Ratio. As a result, options to purchase an aggregate of 9,225,271 Ordinary Shares are outstanding under the 2016 Plan as of the date of this Annual Report.

On December 30, 2021, simultaneously with the closing of the Combination, NBG divested itself of its business conducted through FOH Online Corp. (“FOH”), formerly a subsidiary of NBG (the “Divestiture”), pursuant to a binding term sheet of the same date (the “Term Sheet”), by and among NBG, Bendon Limited (“Bendon”) and FOH. Bendon is controlled by Justin Davis-Rice, a member of the Company’s board of directors (the “Board”) and formerly NBG’s Executive Chairman and Chief Executive Officer. From June 2018 until April 2021, Bendon was an operating subsidiary of NBG. FOH is a designer and e-commerce retailer of women’s intimate apparel, sleepwear and swimwear. It is the exclusive licensee of the Frederick’s of Hollywood global online license, under which it sells Frederick’s of Hollywood intimate products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Under the Term Sheet, Bendon purchased all the outstanding shares of common stock of FOH for a purchase price of AUS$1.00. In connection with such purchase, NBG recapitalized FOH with USD$12.6 million in order to cover liabilities of FOH assumed by Bendon and forgave USD$9.5 million of intercompany loans made by NBG to FOH. The Term Sheet includes certain fundamental representations and warranties of NBG, which terminated as of the closing of the Divestiture. Under the Term Sheet, the Company has no liability to Bendon or FOH following the closing.

MARKET, INDUSTRY AND OTHER DATA

This Annual Report contains statistical data, estimates and forecasts relating to our industry. While we believe the industry and market data included in this Annual Report are reliable and that any estimates or forecasts are based on reasonable assumptions, the data may involve many assumptions and limitations, and you are cautioned not to give undue weight to such data. We have not independently verified the accuracy or completeness of the market and industry data contained in this Annual Report. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those risk factors described under the heading “Risk Factors” beginning on page 4 of this Annual Report.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained herein, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our future financial performance, including expectations regarding our revenue, expenses and other operating results;
•	our ability to establish new channel partners and successfully retain existing channel partners;
•	our ability to anticipate market needs and develop and introduce new and enhanced vehicles to adapt to changes in our industry;
•	our ability to achieve or sustain profitability;
•	our ability to successfully enter new geographic markets and manage our international expansion;
•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;
•	our expectations concerning relationships with our supply chain providers;
•	our ability to promote our brand;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;
•	our ability to protect our intellectual property rights and any costs associated therewith;
•	the inherent risks related to the electric commercial vehicle industry;
•	our ability to compete effectively with existing and new competitors; and
•	our compliance with applicable regulations and our ability to adjust to regulatory developments that become applicable to our business.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained herein primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained herein. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, performance, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in herein relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made herein to reflect events or circumstances after the date hereof or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE.

Not applicable.

ITEM 3.	KEY INFORMATION.

D. Risk Factors

Risks Related to Our Business and Financial Results

We have a limited operating history and face significant challenges in an emerging industry.

We began pilot production of our first-generation, U.S. Class 1 (0 – 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 Metro® units throughout Europe, North America and Asia and deployed approximately 1,300 additional Metro® units in China through affiliated parties. Our revenues were approximately $8.6 million for the year ended December 31, 2021. To date, we have derived our revenues principally from sales of the Metro®. We have a limited operating history on which you can base an evaluation of our business and prospects. You should consider our business and prospects in light of the risks and challenges we face in an emerging industry with limited experience to date in high volume manufacturing of electric commercial vehicles (“ECVs”), including challenges related to our ability to:

•	design and manufacture safe, reliable and quality ECVs on an ongoing basis;
•	establish and ramp up assembly facilities in the United States and European Union;
•	maintain and expand our network of local assembly facilities, manufacturing partners, channel partners and suppliers;
•	execute on our growth plan to regionalize supply chains, manufacturing and assembly of our ECVs;
•	maintain and improve our operational efficiency;
•	maintain a reliable, high quality, high-performance and scalable manufacturing and assembly infrastructure;
•
attract, retain and motivate talented employees including our production workforce in existing and planned facilities, including the challenges we face with COVID-19 and the impact on our workforce stability;

•	anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape;
•	protect our intellectual property; and
•	navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business, financial condition, operating results and prospects may be materially and adversely affected. As we continue to grow our business, we cannot assure you that we will be able to develop effective and cost-efficient manufacturing capabilities and processes, and maintain reliable sources of component supplies, that will enable us to meet the production demands required to successfully sell our ECVs.

We have historically incurred losses from our operations and may not be profitable in the future.

We incurred losses from operations of approximately $16.5 million, $10.6 million and $17.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. We have made significant up-front investments in research and development, supply chain establishment, establishment of local assembly facilities and capacity, and channel partner development to develop and expand our business. We have spent approximately $75.1 million in research and development activities related to our operations from our inception through December 31, 2021. We expect to continue to invest significantly in research and development, manufacturing and supply chain operations to expand our business, and these investments may not result in profitability within our expected timeframe or at all.

We may not generate sufficient revenues to be profitable in the future and we may incur substantial losses for a number of reasons, including lack of demand for our ECVs and increasing competition. In addition, we may incur unforeseen expenses, or encounter difficulties, complications and delays in market penetration or delivery for our products, generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our planned growth and adversely affect our business, financial condition, operating results and prospects.

Our ability to develop and manufacture ECVs of sufficient quality, on schedule and on a large scale is still evolving.

Our business depends in large part on our ability to execute on our plans to develop, manufacture and sell our ECVs to our channel partners. We began pilot production of the Metro® in 2018 and, as of December 31, 2021, we have sold approximately 2,440 units in North America, Europe, Asia and other markets and put into service approximately 1,300 units. We plan to manufacture ECVs in higher volumes than we have historically and our production capabilities, including our facilities and those of our manufacturing partners, may not be able to handle the anticipated volumes in our business plan. Development and manufacturing of our current and future ECVs, such as the Metro®, Logistar™, Teemak™, Neibor® series, are and will be subject to risks, including:

•	accurately manufacturing or procure components within appropriate design tolerances;
•	establishing additional manufacturing and local assembly facilities in our various target markets;
•	compliance with environmental, workplace safety and similar regulations;
•	securing necessary high-quality components and materials from our supply chain on acceptable terms and in a timely manner;
•	our ability to execute on our growth plan to regionalize our supply chain and manufacturing;
•	quality controls;
•	delays or disruptions in the supply chain, including as a result of pandemics such as COVID-19;
•
delays or disruptions in ocean transit or transportation between our suppliers, our manufacturing facilities (or manufacturing partners’ facilities) and our local assembly facilities and our customers;

•	our ability to establish, maintain and rely upon relationships with our suppliers, channel partners and manufacturing partners; and
•	other delays, backlog in manufacturing and research and development of new models, and cost overruns.

Any of the foregoing could materially and adversely affect our business, financial condition, operating results and prospects.

Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.

Beginning in the fourth quarter of 2021, we introduced into the market the Neibor® and Logistar™ series of ECVs as well as the Teemak™ off-road ECV. In order to introduce new ECV models, we have to coordinate with our suppliers, manufacturing partners, channel partners and other third parties in order to ensure timely execution of the manufacturing and assembly processes. If we fail to coordinate these efforts and achieve market introduction and acceptance of our new ECV model in a timely manner, our business, financial condition, operating results and prospects could be adversely affected. In addition, we have limited experience to date in manufacturing and assembling each of our new ECV series, as well as limited experience building and ramping up multiple vehicle production lines across multiple factories (including those of our manufacturing partners) in different geographies. In order to be successful, we will need to implement, maintain and ramp-up efficient and cost-effective manufacturing capabilities between our manufacturing partners, our own facility in Changxing and our local assembly facilities. Manufacturing bottlenecks and other unexpected challenges may arise during our production ramp-up, and we must address them promptly. We may face delays in establishing and/or sustaining production and timely delivery of our new ECV models. Any delay or other complication in ramping up the production of our current or future ECV models may harm our business, financial condition, operating results and prospects.

Our operating results may be more volatile due to a high concentration of sales in relatively few channel partners.

For the years ended December 31, 2021, 2020 and 2019, our three largest channel partners accounted for approximately 74.7%, 81.9% and 72.0% of our sales, respectively. Due to the concentration of sales in relatively few channel partners, the loss of one or more of these channel partners will have a significant and adverse effect on our operating results. In the event that any relationship with a channel partner changes negatively, our operating results could be materially adversely affected. During the year ended December 31, 2020, we ceased doing business with one of our channel partners that had previously accounted for a significant portion of our revenues in prior periods.

Our reliance on our channel partners to market, sell and service (and in certain cases, assemble and/or homologate) our vehicles is subject to substantial risks.

Our channel partners are responsible for the sale, marketing and servicing (and in certain cases, assembly and/or homologation) of the ECV products we sell to them in the countries in which they operate. We do not control the actions of our channel partners. For example, we do not control how our channel partners market or sell assembled ECVs or the quality of their service on our ECVs and, with respect to the private label channel partners, we do not oversee their assembly of our ECVs.

Our channel partners are not subject to any minimum annual purchase requirements. In the event our channel partners are not successful in the markets in which they operate or fail to satisfy sales targets, meet customer service objectives or experience adverse regulatory actions or other operational challenges, we could experience a reduction in sales. Furthermore, if any of our channel partners fail to successfully operate their business or lack liquidity to support their operations, they may be unable to continue to purchase and sell our ECVs in the countries in which they operate, which could limit our sales to such market for an extended period and adversely affect our business.

In addition, our ECVs are highly technical products that require maintenance and support, which we rely on our channel partners to provide to their customers. If our channel partners were to cease or cut back operations at any time in the future, end-user customers of our ECVs may encounter difficulties in maintaining their vehicles and obtaining satisfactory support, which may negatively impact our reputation.

Disputes may occur between us and our channel partners or our channel partners and their customers, and we could be affected by adverse publicity related to such disputes, whether or not such publicity is related to their collaboration with us. Our ability to successfully build and maintain our brand can be adversely impacted by perceptions about the quality of our channel partners’ servicing (and in some cases, assembly) processes. Our arrangements with our channel partners typically specify general quality standards that the partners may meet, but do not provide us with any direct control or oversight over marketing and selling (and in some cases, assembly) behavior of such channel partners. We rely on our channel partners to meet quality standards, but we cannot assure you that they will successfully maintain quality standards, which could adversely affect our reputation.

We may be unable to enter into new agreements or extend existing agreements with channel partners on terms and conditions acceptable to us or at all. In addition, even if we are able to expand our channel partner network, it on average takes up to six months from the time we enter into an agreement with a new channel partner for them to be operational and selling our ECVs, depending on their familiarity with ECVs and the types of services they will provide to us. As of December 31, 2021, only two of our 20 channel partners are “private label” channel partners that assemble and sell our Metro® under their own brand names. In addition, if we were to lose one or more of our channel partners, there is no assurance that we would be able to find a suitable replacement channel partner to take up the role of marketing and distributing our ECVs in the relevant market in the necessary timeframe or at all. The expense and time required to complete the channel partner onboarding process, and to confirm that our channel partners will be able to meet our quality standards and regulatory requirements, may be greater than anticipated, or we may never complete the onboarding process after having invested significant resources on such channel partner. Any of the foregoing could adversely affect our business, financial condition, operating results and prospects.

Our channel partners may reduce or cancel their orders at any time, which could adversely affect our business.

Our relationships with our channel partners are typically subject to definitive agreements we have with them. Under these agreements, our channel partners do not have any minimum or binding purchase obligations. Because our sales are made pursuant to standard purchase orders, orders may be cancelled, reduced, or rescheduled with little or no notice. Our ECVs may not meet the expectations of our channel partners, the end-users or market requirements. In the future, our channel partners or their customers may decide to purchase fewer ECVs than they have in the past, may alter their purchasing patterns at any time with limited or no notice, or may decide not to continue to purchase our ECVs at all. Cancellations of, reductions in, or rescheduling of orders could also result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses, as a substantial portion of our expenses are fixed at least in the short term. In addition, changes in forecasts or the timing of orders expose us to the risks of inventory shortages or excess inventory. Any of the foregoing events could materially and adversely affect our business, financial condition, operating results and prospects.

Our channel partner network may not grow or develop as we currently expect, and if we fail to establish new channel partners in current markets in which we sell ECVs or penetrate new markets, our revenue and financial condition would be adversely affected.

Substantially all of our revenue for the years ended December 31, 2021 and 2020 was derived from sales of our ECVs in North America, Europe and Asia. As of December 31, 2021, we have established relationships with 20 channel partners, two that assemble our vehicle kits and sell them in their respective markets, two that upfit our vehicles and sell them in Korea and the United States and the remainder that sell fully assembled vehicles that are designed and manufactured and assembled by us (or our manufacturing partners). We aim to increase the size of our channel partner network in our target markets, which is necessary for our expansion in both existing and new markets. If we fail to successfully establish new channel partners in these key markets, our expected expansion could be materially impacted, which could adversely affect our business, financial condition, operating results and prospects. Furthermore, our future revenue growth will depend in part on our ability to penetrate new geographic markets by establishing new channel partners in those markets. Each new geographic market presents distinct and substantial challenges and risks and, in many cases, requires us to develop new customized solutions to address the particular technical and regulatory requirements of that market. Meeting the technical and regulatory requirements in any of these new markets will require a substantial investment of our time and resources. We cannot assure you that we will be able to establish new channel partners in these new markets, or that we will achieve meaningful revenue from sales in these markets. If any of these markets do not develop as we currently anticipate, our business, financial condition, operating results and prospects could be adversely affected.

We do not provide charging solutions for our channel partners or their customers.

Our ECVs have two ways to charge – slow charging from a regular power outlet and fast charging from a public electric vehicle (“EV”) charging station. However, we do not intend to install charging stations in the markets in which our ECVs are sold through our channel partners. As such, we rely on our channel partners in such markets to ensure charging solutions are available for end-user customers. If a market in which our ECVs are sold has few options for charging, the customers of our channel partners may need to rely on their own power outlets for charging, which may make our vehicles less attractive in such markets.

The battery capacity of our ECVs will decline over time, which may negatively influence purchasing decisions by our channel partners and end-users.

Our ECVs can experience battery capacity and performance loss over time depending on the use of the battery. We anticipate the battery capacity in our ECVs will decline over time as the battery deteriorates. We currently expect up to a 5% decline in the energy capacity retention per year, which will decrease the capacity of our ECVs over five years by up to 25% under normal use. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our ECVs range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence purchase decisions by channel partners and end-users.

Our business is subject to the risk of disruption in our supply chain.

We depend on suppliers for the sourcing of ECV components and principal raw materials. Our suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes or constraints, financial liquidity, inclement weather, natural disasters, significant public health and safety events, supply constraints or shortages, and general economic and political conditions that could limit their ability to provide us with components and raw materials. Our business and operations would be adversely affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of parts they supply to us or if any one or more or our key suppliers discontinued operations. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional suppliers of component parts will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. The partial or complete loss of these suppliers, or a significant adverse change in the sourcing of ECV components, could result in lost revenue, added costs and distribution delays that could harm our business and channel partner relationships. In addition, concentration in our supply chain can exacerbate our exposure to risks associated with the termination by key suppliers of our supply-chain arrangements or any adverse change in the terms of such arrangements, which could adversely affect our business, financial condition, operating results and prospects.

We may be unsuccessful in our continuous efforts to source less expensive suppliers for certain parts, redesign certain parts to make them less expensive to produce and negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms. Any of these occurrences may harm our business, prospects, financial condition and operating results. We cannot assure you that we will be able to maintain our existing relationships with our suppliers and continue to be able to source key components we use in our ECVs on a stable basis and at reasonable prices or at all. For example, our suppliers may increase the prices for the components we purchase and/or experience disruptions in their production of the components.

We are dependent on our suppliers, certain of which are single-source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our ECVs at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.

Historically, we have generally obtained components from multiple sources whenever possible, similar to other automotive manufacturers. However, a small number of our components used in our ECVs are purchased from a single source. We refer to these component suppliers as our single-source suppliers. For example, while several sources for the airbag module for the Metro® are available, we currently have only one supplier for these components.

We generally do not maintain long-term agreements with our single-source suppliers. Any disruption in the supply of airbag modules from our single-source supplier, for instance, could temporarily disrupt production of our ECVs. While we believe that we may be able to establish alternate supply relationships for our single-source components and can obtain or engineer replacement components, we may be unable to do so in the short term or at all at prices or costs that are favorable to us. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our channel partners, which could hurt our relationships with them and their end-user customers and also materially adversely affect our business, prospects and operating results.

In the long-term, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe that our deep supply chain development know-how will provide us significant advantages; however, substantially all of our supply chain experience is limited to China. If we are unable to effectively manage the sourcing of our components and the responsiveness of our supply chain in areas outside of China, our business and results of operations may be harmed. It is also likely that in the early stages of our supply chain expansion, we can expect most component sources will be single-source suppliers.

We rely on third parties to manufacture substantially all of our components and vehicle kits for each of our new series of ECV models. Our qualified suppliers and manufacturing partners may fail to deliver components and vehicle kits, respectively, according to schedules, prices, quality and volumes that are acceptable to us.

We have shifted substantially all component manufacturing processes for our new vehicles to qualified suppliers. The continuous and stable supply of components needed in the manufacture and assembly of our ECVs that meet our standards will be crucial to our operations and production. Unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions and other factors beyond our or our suppliers’ control could affect their ability to deliver components to us and expose us to component shortages.

The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products. Moreover, significant increases in our production or product design changes by us may require us to procure additional components in a short amount of time. Our suppliers may not be willing or able to sustainably meet our timelines or our cost, quality and volume needs, or to do so may cost us more, which may require us to replace them with other sources. While we believe that we will be able to secure additional or alternate sources or develop our own replacements for most of our components, there is no assurance that we will be able to do so quickly or at all.

As part of our light-asset distributed manufacturing business model and methodology, vehicle kits (and in some instances, fully-assembled vehicles) for our new ECV series are manufactured by third-party manufacturing partners. From time to time, these manufacturing partners may experience production problems or delays and may not be able to meet our demand for vehicles. We may be required to retain additional third-party manufacturing partners to assure continuity in production, but finding additional manufacturing partners in a timely and cost-effective manner may be difficult. Any delays in the manufacture of our vehicle kits could cause the loss of sales, and harm our brand, all of which could adversely affect our business, financial condition, operating results or prospects.

If our suppliers, channel partners or manufacturing partners fail to use ethical business practices and comply with applicable laws and regulations, our brand image and business could be harmed due to negative publicity.

Our core values, which include developing high quality ECVs while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers, channel partners or manufacturing partners or their respective business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A failure in compliance could lead us to seek alternative suppliers, channel partners or manufacturing partners, which could increase our costs or result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers, channel partners or manufacturing partners or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our ECVs if, as a result of such violation, we were to attract negative publicity. Any negative publicity that results from unethical practices by third parties could harm our brand image, business, financial condition, operating results or prospects. If other manufacturers in our industry encounter similar problems with their third-party partners, any negative publicity with respect to the ECV industry could negatively impact us.

If disruptions in our transportation network continue to occur or our shipping costs continue to increase, we may be unable to sell or timely deliver our products, and our gross margin could decrease.

Our success is dependent on our ability to transport our ECVs (whether as vehicles kits or fully assembled vehicles) from China to markets in the North America, Europe and Asia in a timely and cost-effective manner. We rely heavily on third parties, including ocean carriers and truckers, in that process. The global transportation industry is experiencing ocean shipping disruptions, trucking shortages, increased ocean shipping rates and increased trucking and fuel costs, and we cannot predict when these disruptions will end.

The global transportation industry is also experiencing unprecedented increases in shipping rates from the trans-Pacific Ocean carriers due to various factors, including limited availability of shipping capacity. As a result, our ability to deliver our ECV units to our channel partners may be disrupted or delayed. Additionally, the cost of shipping from China to local markets in North America and Europe have each increased substantially between March 2020 and December 2021. Such factors have had, and will continue to have, a negative impact on vehicle production, gross profit margin, product delivery time and revenue recognition. Our operating results for the year ended December 31, 2021 have been significantly impacted by such shortages and we expect such shortages to continue for the foreseeable future.

The shipping industry is also experiencing issues with port congestion and pandemic-related port closures and ship diversions. Labor disputes among freight carriers and at ports of entry are common, and we expect labor unrest and its effects on shipping our products to be a challenge for us. Any port worker strike, work slow-down or other transportation disruption as a result of the issues currently facing the industry could significantly disrupt our business. We are currently experiencing such disruption due to multiple factors brought about by the COVID-19 pandemic, such as supply and demand imbalance, a shortage of warehouse workers, truck drivers, transport equipment (tractors and trailers) and other causes, which have resulted in heightened congestion, bottleneck and gridlock, leading to abnormally high transportation delays. Additionally, if increases in fuel prices occur, our transportation costs would likely further increase. Similarly, supply chain disruptions such as those described in the preceding paragraphs may lead to an increase in transportation costs. This has materially and adversely affected our business and could continue to materially and adversely affect our business and financial results. If significant disruptions along these lines continue, this could lead to further significant disruptions in our business, delays in shipments, and revenue and profitability shortfalls, which could adversely affect our business, prospects, financial condition and operating results.

The commercial viability of our Cenntro iChassis relies on third-party hardware and software that may not be available, which could render our product less marketable and negatively impact our business, prospects and operating results.

The commercial viability of our Cenntro iChassis depends in large part on third-party developers utilizing hardware and software that is required for autonomous driving. The Cenntro iChassis is an open-platform and programmable chassis product, designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. An automated system typically runs within a well-defined set of parameters and is restricted in what tasks can be performed. In contrast, an autonomous system learns and adapts to dynamic environments, and evolves as the environment around it changes. To be driven autonomously, the Cenntro iChassis requires hardware and software that we do not produce, such as detection devices and decision-making software. The Cenntro iChassis can only be utilized if such hardware and software is otherwise available and third parties are willing to integrate such technology with the Cenntro iChassis. To the extent our competitors develop and market a fully integrated autonomous EV, we may be at a commercial disadvantage. The marketability of the Cenntro iChassis is dependent on the willingness of third-party autonomous driving vehicle producers to adopt our programmable chassis technology rather than adopting other similar technologies or developing their own proprietary programmable chassis, as well as the willingness of end-users to purchase autonomous driving vehicles from such third parties. If any of these factors is not present then the marketability of our Cenntro iChassis will suffer, which could negatively impact our business, prospects and operating results. Furthermore, there are many uncertainties relating to the homologation of autonomous driving vehicles, and we are unable to predict when the market for autonomous driving vehicles will develop more fully.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially our CEO and Chairman, Mr. Peter Z. Wang. We do not currently maintain key man life insurance on any of our executive officers. If any of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executive officers joins a competitor or forms a competing company, our business, financial condition, operating results or prospects could be harmed.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

We have manufacturing and research facilities currently located in Changxing, China. During 2021, we began utilizing one of our two facilities in Freehold, New Jersey for the trial production of our Logistar™ 400 model. In January 2022, we established a European Operations Center in Dusseldorf, Germany, which provides marketing support, after-market support and spare-parts warehousing for the European market. We are in the process of establishing a local assembly facility in Jacksonville, Florida to assemble the Logistar™ 400 and Teemak™ models for distribution to our channel partners for sales in the North American market. As of December 31, 2021, we worked with two “private label” channel partners with local assembly facilities in the United States and in the European Union. We also rely on our relationships with various manufacturing partners in China who manufacture our new ECV series. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics (such as COVID-19) or other unpredictable events, such as cyber-attacks, occur that impact our facilities or the facilities of our channel and manufacturing partners, we may have to stop or delay production and shipment of our ECVs, and our operations may be seriously damaged. We may incur expenses relating to such delays or damages, which could materially and adversely affect our business, financial condition, operating results and prospects.

The COVID-19 pandemic has harmed and may continue to harm our business, financial condition, operating results and prospects.

The COVID-19 pandemic and associated containment measures have caused economic and financial disruptions globally, affecting regions in which we sell our ECVs and conduct our business operations. We are unable to predict the full impact the pandemic may have on our results of operations, financial condition, liquidity, and cash flows due to numerous uncertainties, including the progression of the pandemic, governmental and other responses, as well as the resulting supply shortages and macroeconomic impacts, including price inflation. In addition, new variant strains of COVID-19 have emerged in different locations around the world, including the Omicron variant and its new subvariants. The impact of the Omicron subvariants and other COVID variants cannot be predicted at this time and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against new variants and the response by governmental bodies and regulators.

We are also unable to predict the extent of the impact of the pandemic on our customers, suppliers, and other partners, which could materially adversely affect demand for our ECVs and our results of operations and financial condition. For the years ended December 31, 2021 and 2020, the COVID-19 pandemic contributed to uncertainty in the demand environment for our ECVs. Our business was adversely affected by supply constraints resulting from the pandemic that affected the timing of shipments of certain components and ECVs in desired quantities or configurations. During the early stages of the pandemic, our facilities were completely closed for more than one month, our ability to ship into the European Union was halted and we had no new orders for our ECVs between March 2020 through October 2020. Additionally, the pandemic negatively impacted our channel partner network, including opportunities to grow the network, and most of our channel partners at least temporarily shut down their businesses. During the year ended December 31, 2021, our business was negatively impacted by the resurgence of COVID-19. Our supply chains and manufacturing were impacted by lock-downs and containment measures implemented by local governments. As a result, production lead times for our existing models as well as the release dates of our new models were extended. Additional COVID-related precautionary measures taken at ports have resulted in delays in customs clearing. Finally, shortages of shipping containers, indirectly as a result of the COVID-19 pandemic, have resulted in increased transportation costs, inefficient order fulfillment and significant order backlog during the year ended December 31, 2021. This challenge has impacted the timing of sales to some of our customers as we work to manage product availability and in certain cases adjust orders and shipping with our suppliers, manufacturing partners and customers.

Measures taken to contain the COVID-19 pandemic, such as travel restrictions, quarantines, shelter-in-place, and shutdowns, have affected and may continue to affect our workforce and operations, and those of our vendors, suppliers, and channel and manufacturing partners. Restrictions on our operations or workforce, or similar limitations for others, may affect our ability to meet customer demand. We have taken and will continue to take risk mitigation actions that we believe are in the best interests of our employees, customers, suppliers, and other partners. Work-from-home and other measures may create additional operational risks, including heightened cybersecurity risks. These measures may not be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and impair our ability to perform critical functions.

We are closely monitoring the development of the COVID-19 pandemic. The COVID-19 pandemic may continue to cause disruption and volatility in the global debt and capital markets, which may increase our cost of capital and adversely affect our access to capital. The COVID-19 pandemic may adversely affect our business, results of operations, and financial condition and it also may have the effect of exacerbating the other risks discussed in this “Risk Factors” section. Developments related to the COVID-19 pandemic have been unpredictable, and additional impacts and risks may arise that we are not aware of or are not able to respond to in an effective manner.

Global economic conditions could materially and adversely affect our business, financial condition, operating results and prospects.

The global macroeconomic environment is facing challenges, and the uncertain state of the global economy continues to impact businesses around the world, including as a result of COVID-19. If global economic and financial market conditions do not improve or further deteriorate, our business, financial condition, operating results and prospects may be materially and adversely affected. Some of the factors that could materially and adversely affect us include:

•
Slower spending may result in reduced demand for our ECVs, reduced orders from our channel partners, order cancellations, lower revenues, higher discounts, increased inventories and lower gross margins.

•
Continued volatility in the markets and exchange rates for foreign currencies and contracts in foreign currencies could have a significant impact on our reported operating results and financial condition. We conduct transactions in various currencies, which increases our exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar.

•	Volatility in the availability and prices for commodities and raw materials we use in our ECVs from our supply chain could have a material adverse effect on our costs, gross margins and profitability.
•	Instability in global financial and capital markets may impair our ability to raise additional equity or debt financing on reasonable terms or at all in order to grow our business.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our ECVs. Demand for vehicles in the automotive industry in general typically decline over the winter season, while sales are generally higher during the spring and summer months. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand.

We also expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design and develop additional ECVs and components, establish new channel partners relationships, establish new local assembly facilities and technology support and research and developments centers, and increase our general and administrative functions to support our growing operations. In addition, our channel partner network includes companies that have in the past, and may in the future, experience financial difficulty and, in some instance, have been unable to pay amounts owed to us on a timely basis, or at all. This has led us to from time to time recognize provision for doubtful accounts that vary from period to period and are difficult to anticipate. As a result of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Our distributed manufacturing methodology and channel partner network model is different from the predominant current distribution model for automotive manufacturers, which makes evaluating our business, financial condition, operating results and prospects difficult.

Our distributed manufacturing model allows us to focus our efforts on the design of ECV models and related technologies while outsourcing various portions of the manufacturing, assembly and marketing of our vehicles to qualified third parties, allowing the Company to operate with lower capital investment than traditional vertically integrated automotive companies. For the last several years, we relied substantially on “private label” channel partners to assemble the Metro® from vehicle kits that we manufactured in our facilities. With the introduction of our new ECV models, we have begun the process of shifting the manufacturing of our vehicle kits, and in some cases fully assembled vehicles, to third party OEM manufacturing partners and, in the case of vehicle kits, assembling in our own facilities in North America and Europe. This model of vehicle distribution is relatively new and unproven and subjects us to substantial risk. For example, our success depends in large part on our ability to effectively establish and maintain successful relationships with manufacturing partners and channel partners and for them to implement successful processes for manufacturing our vehicles or marketing, sales, and servicing, respectively.

Our business model is subject to numerous significant challenges and uncertainties, some of which are outside of our control, and we may not be successful in addressing these challenges. For instance, we have limited control or oversight over our manufacturing partners and channel partners. To the extent a manufacturing partner or channel partner is not conducting its business in an ethical manner or is not performing to the required standards, we have limited recourse. Our manufacturing partner and channel partner networks are based solely on contractual arrangements and such contractual arrangements do not currently, and may not into the future, provide us with adequate oversight over our channel partners to protect our reputation.

Additionally, in certain markets we intend to increase direct sales to dealers, upfitters, enterprises and government organizations, which will require that we add overhead and business structures to service a direct sales business model that we do not currently have in place.

Our business plans require will additional capital in the future, which may not be available to us on acceptable terms or at all.

Our business plans will require additional capital in the future, including to open new facilities (including assembly facilities), grow the number of our channel partners and markets in which we operate and support the production of our new ECV series. We expect that our level of capital expenditures may be significantly affected by channel partners’ customer demand for our ECVs. The fact that we have a limited operating history means we have limited historical data regarding the demand for our products and services and our future capital requirements. As a result, our future actual capital requirements may be uncertain and actual capital requirements may be materially different from those we currently anticipate.

We may seek equity or debt financing to finance a portion of our capital requirements in the future. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Our ability to obtain the necessary financing to carry out our business plans is subject to a number of factors, including general market conditions and investor acceptance of our business plans. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, and delay or cancel our planned activities.

As we shift component and vehicle kit manufacturing to qualified suppliers and manufacturing partners, we may have to shorten the useful lives of any equipment to be retired as a result, and the resulting acceleration in our depreciation could adversely affect our financial results

We have invested in what we believe is state of the art tooling, machinery and other manufacturing equipment, and we depreciate the cost of such equipment over their expected useful lives. However, during the year ended December 31, 2021, we began shifting component manufacturing to qualified suppliers. We have also outsourced vehicle kit manufacturing (and, in some instances, vehicle assembly) for our new ECV series to manufacturing partners to reduce our capital expenditure requirements. As we shift component and vehicle kit manufacturing of our new ECV series to our qualified suppliers and manufacturing partners, respectively, we may have to shorten the useful life of any equipment we retire as a result, which would require that we accelerate the depreciation on such equipment. Any such accelerated depreciation on our equipment, to the extent we own such equipment, could adversely affect our results of operations.

We may not be able to accurately estimate the supply and demand for our vehicles, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

We may have limited insight into trends that may emerge and affect our business. This may result in our inability to accurately estimate the supply and demand for our vehicles. Beginning in the fourth quarter of 2021, we introduced into the market the Neibor® and Logistar™ series of ECVs as well as the Teemak™ off-road ECV. We cannot predict whether these new ECV models will be readily adopted by channel partners and end-users in their respective markets. We may need to provide forecasts of our demand to our suppliers several months prior to the scheduled delivery of products to our channel partners. Currently, there is no or limited historical basis for making judgments on the demand for our planned or existing vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of vehicles to our channel partners could be delayed, which would harm our business, financial condition and operating results.

Our ECVs use lithium-ion battery cells, which have the potential to catch fire or vent smoke and flame and may lead to additional concerns about batteries used in automotive applications.

The battery packs in our ECVs use lithium-ion cells, and we intend to use lithium-ion cells in our future ECV products. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Extremely rare incidents of laptop computers, cell phones and EV battery packs catching fire have focused consumer attention on the safety of these cells.

These events have raised concerns about batteries used in automotive applications. To address these questions and concerns, a number of battery cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. The battery packs used in our ECVs may need to be redesigned, which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve us, could seriously harm our business.

The majority of the battery packs we use in our ECVs are shipped in a “just in time” fashion so that we are generally not housing them for a long period of time. Nonetheless, we may in the future store lithium-ion cells at our facilities from time to time. Any incident involving battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, we cannot assure you that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any type of battery failure in relation to a competitor’s ECV may cause indirect adverse publicity for us and our ECVs. Such adverse publicity could negatively affect our brand and harm our business, financial condition, operating results and prospects.

We have identified a material weakness in our internal control over financial reporting that could materially harm our company. If we fail to remediate the material weakness, or if we experience material weaknesses in the future, we may not be able to accurately and timely report our financial condition or results of operations, which may adversely affect investor confidence in us.

Prior to the closing of the Combination, Cenntro was a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting in accordance with requirements applicable to public companies. As a private company, historically Cenntro had not retained a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters under U.S. GAAP.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During the preparation of its 2019 and 2020 financial statements, Cenntro’s management identified a material weakness in its internal control over financial reporting. Specifically, Cenntro did not historically have adequate accounting staff generally in its finance and accounting department, particularly with respect to (i) the preparation of financial statements prepared in accordance with U.S. GAAP and the inclusion of proper disclosures in the related footnotes, and (ii) the design, documentation and implementation of internal controls surrounding risk management and financial reporting processes. During the preparation of the Company’s consolidated and combined financial statements for the year ended December 31, 2021, management reassessed the Company’s internal control over financial reporting. Although controls and supervision over risk management and financial reporting processes have improved, management has concluded that the Company continues to have this material weakness in its internal control over financial reporting.

Management has taken and is continuing to take actions to remediate this material weakness and is taking steps to strengthen our internal control over financial reporting and risk management. In April 2021, we hired an experienced Chief Financial Officer, Mr. Edmond Cheng and, as a result of the Combination, internal control over financial reporting and risk management is now overseen by an audit committee with significant experience in overseeing the preparation of financial statements in accordance with U.S. GAAP and compliance with the reporting requirements of the Securities and Exchange Commission (the “SEC”). In addition, we intend to hire additional personnel with greater familiarity with U.S. GAAP and SEC reporting requirements. With the assistance of outside consultants, we plan to (i) further develop and implement formal policies, processes and documentation procedures relating to our financial reporting as well as (ii) address the accounting function’s staffing needs and training and strengthen our internal control processes. This material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded that these controls are effective.

To the extent we are unable to remediate this material weakness or identify future material weaknesses in our internal control over financial reporting, such material weakness could severely inhibit our ability to accurately report our financial condition or results of operations and could cause future investors to lose confidence in the accuracy and completeness of our financial reports, we could become subject to litigation from investors and shareholders, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Risks Related to Our Industry

The unavailability or reduction of government and economic incentives or the elimination of regulatory policies which are favorable for ECVs could materially and adversely affect our business, financial condition, operating results and prospects.

Our business depends significantly on government subsidies, economic incentives and government policies that support the growth of new energy vehicles generally and ECVs specifically. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of ECVs, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our ECVs in particular. Any of the foregoing could materially and adversely affect our business, financial condition, operating results and prospects.

Our future growth is dependent upon end-users’ willingness to adopt ECVs.

Our growth is highly dependent upon the adoption by national and local governments and the commercial vehicle market of, and we are subject to a risk of any reduced demand for, alternative fuel vehicles in general and ECVs in particular. The market for alternative fuel vehicles (including ECVs) is relatively new and rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for ECVs in North America, Europe, Asia or elsewhere does not develop as we expect, or develops more slowly than we expect, our business, financial condition, operating results and prospects will be harmed. Other factors that may influence the adoption of alternative fuel vehicles, and specifically ECVs, include:

•
perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by us or other manufacturers;

•	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle systems;
•	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;
•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
•	concerns about electric grid capacity and reliability;
•	the availability of new energy vehicles, including plug-in hybrid electric vehicles and vehicles powered by hydrogen fuel;
•	improvements in the fuel economy of the internal combustion engine;
•	the availability of service for electric vehicles;
•	the environmental consciousness of end-users;
•	access to charging stations, standardization of electric vehicle charging systems and perceptions about convenience and cost to charge an electric commercial vehicle;
•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;
•	perceptions about and the actual cost of alternative fuel; and
•	macroeconomic factors.

Any of the factors described above may cause our channel partners and their customers not to purchase our ECVs. If the market for ECVs does not develop as we expect or develops more slowly than we expect, our business, financial condition, operating results and prospects will be adversely affected.

Continued elevated levels of inflation could adversely impact our business and results of operations.

Adverse and uncertain economic conditions and, in particular, the impact of global general price inflation, may negatively impact our business and operating results. We have experienced, and expect to continue to experience, price increases from, among other things, our component suppliers. Sustained inflation, combined with key component shortages, may require us to raise the prices of our ECVs in order to offset cost increases, which may negatively impact the demand for our vehicles. As a result, our channel partners may become more conservative in response to such conditions and seek to reduce their inventories. Conversely, to the extent inflation or other factors increase our business costs, it may not be feasible to pass price increases on to our channel partners, which will adversely affect our profitability. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our channel partners, our ability to attract new channel partners, the financial condition of end-consumers in the commercial ECV market and our ability to provide ECVs that appeal to our channel partners and other direct customers at a competitive upfront cost. Unfavorable macroeconomic conditions may lead our channel partners to reduce, delay, curtail or cancel proposed or existing contracts, decrease the overall demand for our ECVs or otherwise adversely affect our results of operations. The duration and severity of the current inflationary period cannot be estimated with precision.

We could experience cost increases or disruptions in the supply of raw materials or components used in our vehicles, and a shortage of key components, such as semiconductors, can disrupt our production of ECVs.

We incur significant costs related to the procuring of raw materials and components required to manufacture our vehicles. Our ECVs use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and could adversely affect our business and operating results. In particular, the automotive industry is currently facing a significant shortage of semiconductors. The global semiconductor supply shortage is having wide-ranging effects across multiple industries, particularly the automotive industry, and it has impacted multiple suppliers that incorporate semiconductors into the parts they supply to us. As a result, the semiconductor supply shortage has had, and will continue to have, a negative impact on our vehicle production. To date, we have experienced price increases and delays that have impacted a variety of our key components, including, for example, our motor controls, battery management system and charging.

 Due to shortages related to the impact of COVID-19 and other factors, our vendors are also experiencing substantial increases in the price of commodities such as steel and lithium, which are key raw materials in the manufacture of our chassis and batteries, respectively. Such shortages have had, and will continue to have, a negative impact on vehicle production, gross profit margin, product delivery time and revenue recognition. Our operating results for the year ended December 31, 2021 have been significantly impacted by such shortages and we expect such shortages to continue for the foreseeable future.

Increases in the cost, disruptions of supply or shortages of lithium-ion batteries could harm our business.

Our business depends on the continued supply of battery cells for our vehicles. Battery cell manufacturers may refuse to supply battery cells to electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. We are exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

•
the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and
•	an increase in the cost or shortages of raw materials, such as lithium, nickel and cobalt, used in lithium-ion cells.

Any disruption in the supply of battery cells could temporarily disrupt the planned production of our ECVs until such time as a different supplier is fully qualified. Furthermore, strong growth in sales of our ECVs may in some instances outpace the production and availability of lithium-ion batteries, which could result in substantial increases in the price of batteries used in our vehicles. Substantial increases in the prices for lithium-ion batteries would increase our operating costs, and could reduce our gross margins if we cannot recoup the increased costs through increased ECV prices. Over the past two years, beginning with the COVID-19 crisis in early 2020, lithium-ion battery shortages have increased lead times for procurement and caused significant price increases over such period. Such shortages have had, and will continue to have, a negative impact on vehicle production, gross profit margin, product delivery time and revenue recognition. Our operating results for the year ended December 31, 2021 have been significantly impacted by such shortages and we expect such shortages to continue for the foreseeable future.

Developments in alternative technologies or improvements in the internal combustion engine may materially and adversely affect the demand for our ECVs.

Significant developments in alternative technologies, such as advanced diesel, ethanol, hydrogen fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business, financial condition, operating results and prospects in ways we do not currently anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay the development and introduction of new and enhanced EVs, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

Both the automotive industry generally, and the ECV segment in particular, are highly competitive, and we will be competing for sales with both ICE commercial vehicles and other ECVs. Many of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of ECVs. We expect competition for ECVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results, and prospects.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in ECV technology, and we may suffer a resulting decline in our competitive position, which would materially and adversely affect our business, financial condition, operating results and prospects. Our research and development efforts, as well as our manufacturing and supply chain capacity, may not be sufficient to adapt to changes in ECV technology. As technologies change, we plan to upgrade or adapt our ECVs and introduce new models in order to continue to provide our ECVs with the latest technology, including battery cell technology. However, our ECVs may not compete effectively with ECVs manufactured and marketed by our competitors if we are not able to develop and integrate the latest technology into our ECVs.

Risks Related to Legal and Regulatory Matters

Our business is subject to substantial regulations, which are evolving, and unfavorable changes or the failure by us or our channel partners to comply with these regulations could materially and adversely affect our business, financial condition, operating results and prospects.

Motor vehicles are subject to substantial regulation under U.S. federal, state and local laws as well as the laws of each of our target markets. We incur significant costs to comply with these regulations, including obtaining required vehicle certifications in the jurisdictions in which our ECVs are sold, and we may be required to incur additional costs related to any changes to such regulations. Any failures by us or our channel partners to comply with existing or future regulations could result in significant expenses, vehicle recalls, delays or fines. We and our channel partners are subject to laws and regulations applicable to the supply, manufacture, import, sale and service of automobiles internationally. For example, in countries outside of the United States, we or our channel partners are required to meet standards relating to vehicle safety and testing, fuel economy, battery safety, transportation, testing and recycling and greenhouse gas emissions, among other things, that are often materially different from requirements in the United States, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance in those countries. This process may include official review and certification of our vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. See “Business—Governmental Regulations.”

Compliance with various regulations pertaining to ECVs in our various target markets may limit our ability to sell certain of our ECV models in such markets. For example, under the Small Series Type Approval for N1 qualification in the European Union, the Metro® is limited to annual sales of only 1,500 units in the EU market.

To the extent U.S. or international laws change, some or all of our vehicles may not comply with any new applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

Our ECVs may be subject to product liability claims or recalls which could cause us to incur expenses, damage our reputation or result in a diversion of management resources.

As manufacturer of record of our ECVs (except in the case of vehicles assembled by our private label channel partners), we may be responsible for product liability claims or costs associated with product recalls. We may be subject to lawsuits resulting from injuries associated with the use of the ECVs that we design, manufacture and sell to our channel partners. We may incur losses relating to these claims or the defense of these claims. Our ECVs may also be subject to recalls if any of our ECV designs prove to be defective, or our channel partners may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources and could damage our reputation with both our channel partners and their customers. Any claims or recalls associated with our ECVs could exceed our insurance coverage and materially and adversely affect our business, financial condition, operating results and prospects.

We face risks associated with our global operations and expansion, including unfavorable regulatory, political, legal, economic, tax and labor conditions, and with establishing ourselves in new markets, all of which could harm our business.

We currently have international operations and subsidiaries in various countries and jurisdictions, and we expect to expand and optimize our channel partner network internationally and to invest in new manufacturing and assembly facilities in various jurisdictions as part of our growth plan. Accordingly, we and our products are subject to a variety of legal, political and regulatory requirements and social and economic conditions over which we have little control. For example, we may be impacted by trade policies, political uncertainty and economic cycles involving geographic regions where we have significant sales or operate.

We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our ECVs and require significant management attention. These risks include:

•	conforming our products to various international regulatory and safety requirements in establishing, staffing and managing foreign operations;
•	challenges in attracting channel partners;
•	compliance with foreign government taxes, regulations and permit requirements;
•	our ability to enforce our contractual rights and intellectual property rights;
•	compliance with trade restrictions and customs regulations as well as tariffs and price or exchange controls;
•	fluctuations in freight rates and transportation disruptions;
•	fluctuations in the values of foreign currencies;
•	compliance with certification and homologation requirements; and
•	preferences of foreign nations for domestically manufactured products.

In many of these markets, long-standing relationships between potential customers and their local partners and protective regulations and disparate networks and systems used by each country will create barriers to entry.

We are currently selling our ECVs in North America, Europe and Asia, and, as a result, we are subject to laws and regulations in those jurisdictions that are applicable to the import and/or sale of electric vehicles. For example, we are required to meet vehicle-specific safety standards that are often materially different across markets, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance. For each of the markets in which we sell our ECVs, we must obtain advanced approval from regulatory agencies regarding the proper certification or homologation of our vehicles to enter into these markets. This process necessitates that regulatory officials in each market review and certify our vehicles prior to market entry. Any delay in the homologation process could adversely impact our ability to introduce any of these ECV models in their respective markets on our planned timeframe, which could adversely affect our business, financial condition and operating results and harm our reputation.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to adequately protect our intellectual property rights could result in the weakening or loss of such rights, which may allow our competitors to offer similar or identical products or use identical or confusingly similar branding, potentially resulting in the loss of some of our competitive advantage, a decrease in our revenue or an attribution of potentially lower quality products to us, which would adversely affect our business, financial condition, operating results and prospects. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright protection, trademarks, intellectual property licenses and other contractual rights to establish and protect our intellectual property rights in our technology. Our registered patents are under PRC law and have not been given reciprocal treatment and protection under the laws of either the United States or the European Union. We may be unable to adequately protect our proprietary technology and intellectual property from use by third parties.

The protection provided by patent laws is and will be important to our business. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

•	our pending patent applications may not result in the issuance of patents;
•	our patents may not be broad enough to protect our commercial endeavors;
•	the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented technology or for other reasons;
•
the costs associated with obtaining and enforcing patents in the countries in which we operate, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; or

•	current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our intellectual property protection.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protections. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States and policing the unauthorized use of our intellectual property is difficult. For example, historically the implementation and enforcement of PRC intellectual property-related laws have been limited. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries.

Some of the components in our supply chain are co-designed with third-party vendors, who are generally restricted from selling parts that are co-designed with us to other parties. However, in the event we discontinue our purchases of such co-designed components from our vendors, these vendors may no longer be restricted from selling such co-designed components to third parties.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or vehicle kits, which could make it more difficult for us to operate our business. From time to time, we receive notices from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits against us alleging infringement of such rights or otherwise assert their rights and seek licenses. Even if we are successful in these proceedings, any intellectual property infringement claims against us could be costly, time-consuming, harmful to our reputation, and could divert the time and attention of our management and other personnel or result in injunctive or other equitable relief that may require us to make changes to our business, any of which could have a material adverse effect on our financial condition, cash flows, results of operations or prospects. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling vehicles or incorporating or using designs or offering goods or services that incorporate or use the challenged intellectual property;
•	pay substantial damages;
•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or
•	redesign our vehicles or other goods or services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, financial condition, operating results and prospects could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

In addition, we have agreed, and expect to continue to agree, to indemnify our channel partners for certain intellectual property infringement claims regarding our products. As a result, if infringement claims are made against our channel partners, we may be required to indemnify them for damages (including expenses) resulting from such claims or to refund amounts they have paid to us.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

Our business operations may generate noise, wastewater, end-of-life batteries, gaseous byproduct and other industrial waste. We are required to comply with all applicable national and local regulations regarding the protection of the environment. We believe we are in compliance with current environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Additionally, if we fail to comply with present or future environmental rules or regulations, we may be liable for cleanup costs or be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use of, or to adequately restrict the unauthorized discharge of, hazardous substances or comply with other environmental regulations could subject us to potentially significant monetary damages and fines or suspensions to our business operations. Additionally, as we expand our local assembly capabilities in our target markets, our expansion will necessarily increase our exposure to liability with respect to environmental regulations and the fines and injunctive actions related thereto and require us to spend further resources and time complying with complex environmental regulations in such jurisdictions.

Contamination at properties currently or formerly owned or operated by us, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). The U.S. government can impose liability on us under CERCLA for the full amount of remediation-related costs of a contaminated site without regard to fault. Such costs can include those associated with the investigation and cleanup of contaminated soil, ground water and buildings as well as to reverse impacts to human health and damages to natural resources.

Pursuant to the Environmental Protection Law of the PRC, which was adopted on December 26, 1989, and amended on April 24, 2014, effective on January 1, 2015, any entity which discharges pollutants must adopt measures to prevent and treat waste gas, waste water, waste residue, medical waste, dust, malodorous gas, radioactive substances generated in manufacturing, construction or any other activities as well as environmental pollution and hazards such as noise, vibration, ray radiation, electromagnetic radiation etc. Environmental protection authorities impose various administrative penalties on entities in violation of the Environmental Protection Law, including warnings, fines, orders to rectify within a prescribed period, cease construction, restrict or suspend production, make recovery, disclose relevant information or make an announcement, or seize and confiscate facilities and equipment which cause pollutant emissions, the imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, pursuant to the Civil Code of the PRC, which was adopted on May 28, 2020, and became effective on January 1, 2021, in the event of damage caused to others as a result of environmental pollution and ecological destruction, the actor will bear tortious liability. In the event a party, in violation of laws and regulations, intentionally pollutes the environment or damages the ecology, thereby causing serious consequences, the infringed party is entitled to claim appropriate punitive damages. Any violations of the Environmental Protection Law or the Civil Code of the PRC could expose us to liabilities including fines and damages that could impact our business, prospects, financial condition and operating results.

China has implemented several regulations, policies and measures to regulate the batteries used in ECVs, which cover the security standards, recycling activities and other specifications. For example, the Interim Measures for the Management of the Recycling of Power Battery in New Energy Vehicles (“PRC Battery Measures”) regulate the recycling and disposal of end-of-life batteries for new energy vehicles. The PRC Battery Measures provide that manufacturers of new energy vehicles must take primary responsibilities of the recycling of batteries and are required, for instance, to transfer batteries that have been damaged during manufacturing to vendors that provide recycling services, and to maintain records of the vehicles they have manufactured, the identification codes of the batteries incorporated into the vehicles, and the owners of the vehicles. The batteries used in our ECVs are also subject to a number of national standards in China, including functional safety requirements and testing methods for the battery management system of electric vehicles.

The EU has specific regulations on batteries and the disposal of batteries to minimize the negative environmental effects of batteries and hazardous waste. The EU Battery Directive (2006/66/EC) (the “EU Battery Directive”) is intended to cover all types of batteries regardless of their shape, volume, weight, material composition or use. It is aimed at reducing mercury, cadmium, lead and other metals in the environment by minimizing the use of these substances in batteries and by treating and re-using old batteries. This directive applies to all types of batteries except those used to protect European Member States’ security, for military purposes, or sent into space. To achieve these objectives, the EU Battery Directive prohibits the marketing of some batteries containing hazardous substances. It establishes processes aimed at high levels of collection and recycling of batteries with quantified collection and recycling targets. The directive sets out minimum rules for producer responsibility and provisions with regard to labeling of batteries and their removability from equipment. Product markings are required for batteries and accumulators to provide information on capacity and to facilitate reuse and safe disposal. We currently ship our ECVs pursuant to the requirements of the directive. Our current estimated costs associated with our compliance with this directive based on our current market share are not significant. However, we continue to evaluate the impact of this directive as European Union member states implement guidance, and actual costs could differ from our current estimates.

In December 2020, the European Commission adopted a proposal to revise the EU Battery Directive. The proposal is designed to modernize the EU’s regulatory framework for batteries to secure the sustainability and competitiveness of battery value chains. It could introduce mandatory requirements on sustainability (such as requiring responsible sourcing of raw materials, restrictions on the use of hazardous substances, carbon footprint rules, minimum recycled content targets, performance and durability criteria), safety and labelling for the marketing and putting into service of batteries, and requirements for end-of-life management including to facilitate the repurposing of industrial and electric-vehicle batteries as stationary energy storage batteries. The proposal also includes due diligence obligations for economic operators as regards the sourcing of raw materials.

The EU Restriction of Hazardous Substances Directive 2002/95/EC (the “RoHS Directive”) places restrictions on the use of certain hazardous substances in electrical and electronic equipment. All applicable products sold in the European Union market after July 1, 2006 must comply with EU RoHS Directive. While this directive does not currently affect our ECVs in any meaningful way, should any changes occur in the directive that would affect our ECVs, we will need to comply with any new regulations that are imposed.

Our noncompliance with any of these regulations may materially and adversely affect our operations or financial condition.

We seek to continuously expand and improve our information technology systems and use security measures designed to protect our systems against breaches and cyber-attacks. If these efforts are not successful, our business and operations could be disrupted, and our operating results and reputation could be harmed.

We seek to continuously expand and improve our information technology systems, including implementing new internally developed and/or external industry standard enterprise resource planning systems (“ERP systems”), to assist us in the management of our business. We maintain information technology measures designed to protect us against intellectual property theft, data breaches and other cyber-attacks. The implementation, maintenance and improvement of these systems require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems, including the disruption of our data management, procurement, manufacturing execution, finance and supply chain processes. Despite network security and back-up measures, our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautionary measures to prevent unanticipated problems that could affect our information technology systems, sustained or repeated system failures that interrupt our ability to generate and maintain data could adversely affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, deliver ECVs, or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

We cannot assure you that any of our new information technology systems or their required functionality will be effectively implemented, maintained or expanded as planned. If we do not successfully maintain our information technology or expand these systems as planned, our operations may be disrupted, our ability to accurately or timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may adversely affect our ability to certify our financial results. Moreover, our proprietary information could be compromised or misappropriated, and our reputation may be adversely affected. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

International jurisdictions have their own data security and privacy legal framework with which companies or their customers must comply. The collection, use, storage, transfer, and other processing of personal data regarding individuals in the European Economic Area is governed by the General Data Protection Regulation (“GDPR”), which came into effect in May 2018. It contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other things, the GDPR regulates transfers of personal data subject to the GDPR to countries outside of the European Union that have not been found to provide adequate protection to such personal data, including the United States. The European Data Protection Board has issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. These additional measures may require us to expend additional resources to comply.

The GDPR also introduced numerous privacy-related changes for companies operating in the European Union, including greater control for data subjects, increased data portability for EU consumers, data breach notification requirements and increased fines. Fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain GDPR requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions but also to transfers of information between us and our subsidiaries, including employee information.

The European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life, in contrast to the GDPR, which focuses on protection of personal data. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements to use communications content and metadata and other data collected from connected devices and physical objects, including our ECVs which are fitted with networking devices.

Following the United Kingdom’s (the “UK”) exit from the European Union, the GDPR was transposed into UK law (“UK GDPR”) as supplemented by the UK Data Protection Act 2018. As a result, the UK GDPR will not automatically incorporate any changes made to the GDPR going forward (which would need to be specifically incorporated by the UK Government). At present, the GDPR and the UK GDPR are broadly similar and have parallel regimes, which have not yet diverged significantly. However, the UK Government has launched a public consultation on proposed reforms to the data protection framework in the UK. This may lead to future divergence and variance between the two regimes.

In addition, China has laws relating to the supervision of data and information protection. The Cybersecurity Law regulates the activities of “network operators,” which include companies that manage any network under PRC jurisdiction. As such, certain of our PRC subsidiaries may be regarded as network operators under the Cybersecurity Law, since our ECVs are fitted with networking devices. The Cybersecurity Law requires that the collection of personal data is subject to consent by the person whose data is being collected.

On June 10, 2021, China enacted the Data Security Law of the PRC (“DSL”), which became effective as of September 1, 2021. The DSL introduces several changes and new features to data security regulation and a comprehensive data security regime, which authorizes national departments to conduct stricter supervision of data in China. For example, the PRC government will establish a catalogue of crucial data categories and promulgate stricter regulations over the protection of such crucial data listed in the catalogue. The DSL also will introduce the concept of “National Core Data,” which refers to data related to, among other topics, national security, the PRC economy, and significant public interests, and provides that stricter regulations may be imposed on such National Core Data. The cross-border transfer of domestic data as required by non-PRC judicial or enforcement authorities is also subject to the approval of competent Chinese authorities.

Compliance with the GDPR, the UK GDPR, the new ePrivacy Regulation, as well as the Cybersecurity Law and DSL in China, may involve substantial operational costs or require us to change business practices. While we have not had a substantial presence in the European Union historically, in January 2022, we opened our European Operations Center in Dusseldorf, Germany and, in March 2022, we acquired a 65% equity interest in Tropos Motors Europe GmbH (“TME”), a “private label” channel partners that assembles and distributes branded ECVs based on our Metro® called the ABLE and one of our largest customers since 2019. As a result, we may be required to comply with certain provisions of the GDPR and the new ePrivacy Regulation (once effective). As a result, we may need to undertake an update of certain of our business practices, including (i) updating internal records, policies and procedures; (ii) updating publicly facing privacy notices and consent mechanisms, where required; (iii) implementing employee privacy training; (iv) appointing an individual responsible for privacy compliance; (v) implementing an inter-group data transfer agreement; (vi) reviewing/updating contracts with vendors that process data on our behalf, and (vii) implementing an audit framework. Furthermore, if we begin selling our ECVs directly to end-users in the European Union, UK or China, we would likely be required to comply with additional regulatory requirements. To the extent we become subject to any such regulations, our noncompliance could result in proceedings by governmental entities, customers, data subjects or others and may result in fines, penalties, and civil litigation claims.

Our ECVs are fitted with a networking device connecting the vehicle to our proprietary cloud-based software, which enables end-users to collect data about vehicle configuration, vehicle status and user efficiency through a system of digitally enabled components, which we sometimes refer to as “smart components.” With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through a company affiliated with our former parent company, CAG Cayman, in the Chinese market. This data included vehicle-specific data collected for operational analysis, which we used to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently collect, use or store any vehicle-specific or driver-specific data in any region and do not intend to do so in the future.

To the extent we are required to comply with regulations under the GDPR, the UK GDPR, the ePrivacy Regulation (once effective), the Cybersecurity Law and the DSL (collectively, the “Data Security Regulations”), any non-compliance could adversely affect our business, financial condition, results of operations and prospects. Compliance with Data Security Regulations may be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with any future activities.

Any unauthorized control or manipulation of our ECV’s information technology systems could result in loss of confidence in us and our ECVs and harm our business.

Our ECVs are equipped with complex information technology systems. For example, our ECVs are designed with built-in data connectivity to improve their functionality. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our ECVs and their systems. However, hackers may attempt in the future to gain unauthorized access to modify, alter and use such networks and ECV systems to gain control of, or to change, our ECVs’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by our ECVs. In addition, there are limited preventative measures that we can take to prevent unauthorized access to our information technology network by an employee that is knowledgeable about our information technology network and its various safeguards. We encourage reporting of potential vulnerabilities in the security of our ECVs, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful.

Any unauthorized access to or control of our ECVs or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to our ECVs, their systems or data, as well as other factors that may result in the perception that our ECVs, their systems or data are capable of being “hacked,” could adversely affect our brand, business, financial condition, operating results and prospects.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition, prospects and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition, prospects and reputation.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Noncompliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition, prospects and reputation. In addition, changes in economic sanctions laws in the future could adversely affect our business and investments in our shares.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition and prospects.

A significant amount of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In some instances, these regulatory measures could negatively impact us. For instance, the Chinese government restricts foreign direct investment in certain industries, which could in the future, if such restrictions are expanded to include the ECV industry, limit our ability to operate through Chinese subsidiaries.

Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our ECVs and adversely affect our competitive position. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our business, results of operations, financial condition and prospects may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may also adversely affect our business, results of operations, financial condition and prospects.

The PRC government may intervene or otherwise adversely affect our operations at any time, or may exert more control over foreign investment in issuers with operations in China, which could materially affect our operations.

The PRC government may intervene or otherwise adversely affect our operations at any time, or may exert more control over foreign investment in issuers with operations in China, which could materially affect our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the electric commercial vehicle or any other related industry that could adversely affect the business, financial condition and results of operations of our company. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over foreign investment in companies with China-based operations. Rules and regulations in China can change with little advance notice. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on certain activities in the securities market, enhancing supervision over China-based companies listed overseas (particularly those using variable interest entity structures), adopting new measures to extend the scope of cybersecurity reviews (particularly for companies that process large amounts of sensitive consumer data), and expanding efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative bodies will respond, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operations or the ability to accept foreign investments.

Uncertainties with respect to the Chinese legal system could materially and adversely affect us and may restrict the level of legal protections to foreign investors.

China’s legal system is based on statutory law. Unlike the common law system, statutory law is based primarily on written statutes. Previous court decisions may be cited as persuasive authority but do not have a binding effect. Although the Supreme People’s Court has determined and issued guiding caselaw that courts should refer to when trying similar cases, it may not sufficiently cover all aspects of economic activities in China. Since 1979, the Chinese government has been promulgating and amending laws, regulations and relevant interpretations regarding economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, since these laws and regulations are relatively new, and the Chinese legal system continues to rapidly evolve, the interpretation of many laws, regulations and rules is not always uniform, and enforcement of these laws, regulations and rules may involves uncertainties, which may limit legal protections available to us.

In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management’s attention. The legal system in China may not provide investors with the same level of protection as in the United States or Australia. We are governed by laws and regulations generally applicable to local enterprises in China. Many of these laws and regulations are still being continuously revised and improved. Interpretation, implementation and enforcement of the existing laws and regulations can be uncertain and unpredictable and therefore may restrict the legal protections available to foreign investors.

We currently conduct a significant amount of our operations through our subsidiaries established in China. Adverse regulatory developments in China may subject us to additional regulatory review or regulatory approval, and additional disclosure requirements. Also, regulatory scrutiny in response to recent tensions between the United States and China may impose additional compliance requirements for companies like ours with significant China-based operations. These developments could increase our compliance costs or subject us to additional disclosure requirements.

We currently conduct a significant amount of our operations through our subsidiaries established in China. Because of our corporate structure, we and our investors are subject to unique risks due to uncertainty regarding the interpretation and application of currently enacted PRC laws and regulations and any future actions of the PRC government relating to companies with significant PRC operations, and the possibility of sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission, if we fail to comply with their rules and regulations. For example, as a result of our PRC operations, we are subject to PRC laws relating to, among others, data security and restriction over foreign investments. Recent regulatory developments in China, in particular with respect to restrictions on companies with significant operations in China raising capital offshore, including companies that process large amounts of sensitive consumer data and companies with a variable interest entities structure, or a VIE structure, may lead to additional regulatory review or approval in China over our financing and capital raising activities in the U.S. capital markets. On December 28, 2021, the Cyberspace Administration of China (the “Cyberspace Administration”) and other competent authorities issued the amended Cybersecurity Review Measures (effective as of February 2022), which provides, among other things, that online platform operators (i.e., over one million users) must apply for cybersecurity review prior to public listings outside of China. Under such rules, the Cyberspace Administration has jurisdiction to review and limit foreign public listings of critical information infrastructure operators (data operators in industries such as energy, water conservancy and public services) and online platform operators with more than one million users (for example, companies that operate consumer platforms such as ride-sharing, personal banking or retail). Additionally, on December 24, 2021, the China Securities Regulatory Commission published the Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Public Comments) and the Measures for the Administration of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Public Comments) for public comments, which will apply to a domestic enterprise that issues shares, depositary receipts, corporate bonds convertible into shares, or other securities of an equity nature outside of the PRC, or lists its securities for trading outside of the PRC. While this regulation has not been formally promulgated and the criteria for determining its application is still uncertain, we currently do not expect such regulations, to apply to our operations in China. However, we cannot be certain the applicability of such regulations will be consistent with our expectations.

In addition, on July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from Chinese authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded.

We may face heightened scrutiny and negative publicity, which could result in a material change in our operations or significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. Additionally, recent statements by PRC authorities and changes in PRC internal regulatory mandates, such as certain rules surrounding mergers and acquisitions, the Data Security Law, and rules related to entities using a variable interest entity structure, may target the Company due to our significant operations in China and impact our ability to conduct business, accept foreign investments, or maintain a listing on a U.S. exchange. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all and which could materially affect our operations as a business. The occurrence of any of the aforementioned regulatory obstacles or the inability to obtain such permits or authorizations may have a material and adverse effect on our business, financial condition and results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to take effective measures to reduce labor costs or pass on these increased labor costs to those who pay for our ECVs, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which came into effect on July 1, 2011 and was amended on December 29, 2018. On April 3, 1999, the State Council of the People’s Republic of China (the “State Council”) promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law, as well as housing provident funds. If we are deemed to have violated relevant social insurance and housing funds regulations, we could be subject to orders by the competent authorities for rectification and failure to comply with such orders may further subject us to administrative fines or other corresponding measures.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees or assume other responsibilities and our business, financial condition and results of operations will be adversely affected.

Fluctuations in the value of the RMB and restrictions on currency exchange may adversely affect our business.

The reporting currency of our U.S. subsidiary is the U.S. Dollar while our Chinese subsidiaries’ functional currency is RMB. Our Audited Financial Statements are presented in USD and will be affected by the foreign exchange rate of the Renminbi (“RMB”) against the USD. During the years ended December 31, 2021, 2020 and 2019, significant portions of our revenues were derived from the sales in the European Union and United States, denominated in Euros or USD, respectively, while our costs and expenses were primarily incurred in the PRC (and denominated in RMB). The value of the RMB against the Euro, USD and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, as well as currency market conditions and other factors.

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. During the years ended December 31, 2021, 2020, and 2019 the RMB appreciated against the USD by approximately 2.7%, appreciated against the USD by approximately 6.2%, and depreciated against the USD by approximately 1.2%, respectively. During the years ended December 31, 2021, 2020 and 2019, the RMB appreciated against the Euro by approximately 8.9%, depreciated against the Euro by approximately 2.2% and appreciated against the Euro by approximately 0.9%, respectively. It is difficult to predict how market forces or PRC, U.S. or EU government policy may impact the exchange rate between the RMB and the USD or Euro, respectively, in the future.

Currency exchange rate fluctuation in either direction can negatively impact our results of operations or financial condition. Appreciation in RMB could have the effect of increasing our operating costs so long as a material amount of our current operations occur in China. Conversely, appreciation of USD against the RMB could have the effect of reducing the value of our cash and cash equivalents in China for the purpose of paying any cash dividends.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct our operations in various countries, including China, through wholly owned subsidiaries with direct equity ownership. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. To date, we have not been required to set aside and fund any such statutory reserve fund, as we have, since our inception, incurred net losses.

Under applicable PRC accounting standards and regulations, intercompany transfers are accounted for under either a general account, for cash transfers in the ordinary course of business, or a capital account, for cash transfers on investments (i.e., dividends and loan repayments). With respect to our capital account, we can send capital investments to our subsidiaries for working capital and our subsidiaries can use such capital at their discretion. To the extent one of our PRC subsidiaries declares and pays a dividend, such subsidiary must pay a transfer tax of 15% to repatriate any profit distributed to our Australian parent company. Our PRC subsidiaries, as Wholly Foreign Owned Enterprises (WFOEs) under PRC law, can make dividends up to CAG HK without prior PRC regulatory approval. However, any such subsidiary is limited in its ability to make dividends while that subsidiary has either net losses in the current period or accumulated net losses from prior periods and will only be able to pay dividends during periods in which it has positive net income and no accumulated net losses. We have not made any cash distributions or transfers of other assets between us and any of our subsidiaries. To date, there have been no net profits recognized at any of our PRC subsidiaries and thus there have not been any dividends or distributions made by any of our subsidiaries. With respect to our general account, our subsidiaries purchase and pay for materials and parts, and receive funds for the sale of vehicle kits and vehicles. There is no PRC government approval required for transactions in our general account, where funds can be sent and received in the ordinary course of business freely without government approvals.

Revenue generated in Renminbi by our PRC Subsidiaries is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange, or SAFE, for cross-border transactions. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. More specifically, there have been several rounds of U.S. tariffs on Chinese goods taking effect in the past few years, some of which prompted retaliatory Chinese tariffs on U.S. goods. By January 2020, China and the United States had reached a phase one trade deal to roll back tariffs and suspend certain tariff increases by the United States that were scheduled to take effect; however, such phase one trade deal made reductions in tariffs contingent on certain purchase concessions from China. As of March 2022, China has yet to satisfy the trade deal’s purchase conditions and tariff levels have not been reduced under the agreement. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting both countries’ overall economic condition. If these tariffs continue or additional new tariffs are imposed in the future, they could have a negative impact on us as we have significant operations in China.

The Chinese government has adopted legislation and new regulations designed to counteract U.S. trade policies towards China, including the Anti-Foreign Sanctions Law and the Ministry of Commerce of the People’s Republic of China Order No. 1 of 2021 on Rules on Counteracting Unjustified Extraterritorial Application of Foreign Legislation and Other Measures. Pursuant to the Anti-Foreign Sanctions Law, all entities and individuals (including subsidiaries of multinational companies and foreign citizen) in China (including Hong Kong and Macao) risk being on the anti-sanctions list if they are deemed to aid and abet in the implementation of sanctions imposed by foreign countries. Continuing trade tensions between China and the United States could adversely affect our business and our operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States and other developed countries generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds of any financing outside China to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These PRC laws and regulations may limit our ability to use Renminbi converted from the net proceeds of any financing outside China to make future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain, any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a share incentive plan in an overseas publicly listed company may be required to register with SAFE or its local branches and complete certain other procedures. We and our PRC resident employees who participate in our share incentive plans may become subject to these regulations. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

You may experience difficulties in enforcing foreign judgments or bringing actions in China against us based on foreign laws.

The recognition and enforcement of foreign judgments in China are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States or Australia that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or Australia against any of our subsidiaries or assets located in China.

Risks Related to Ownership of Our Ordinary Shares

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. A bill corresponding to the Senate’s Accelerating Holding Foreign Companies Accounting Act was introduced in the U.S. House of Representatives on December 13, 2021, though such legislation has not yet been passed. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong.

Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP, whose audit report is included in this Annual Report, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report.

However, given that all PCAOB-registered firms in China were included in the list of PCAOB Identified Firms, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant positions of U.S. and PRC regulators. Recent developments with respect to audits of companies with PRC operations, such as the Company, create uncertainty about the ability of the Company’s auditor to fully cooperate with a request by the PCAOB for audit work papers in China without the approval of PRC authorities. There is no assurance that Marcum Bernstein & Pinchuk LLP would be able to obtain such permission from PRC regulators in connection with a request for inspection of audit work papers in China. If it is determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by PRC regulators and we are determined to be subject to the HFCA Act, our Ordinary Shares would be prohibited from trading on a U.S. national securities exchange or the U.S. over-the-counter market and result in the delisting of our Ordinary Shares. Such a prohibition would substantially impair an investor’s ability to sell or purchase our Ordinary Shares and negatively impact the price of our Ordinary Shares.

Our Ordinary Share price may be volatile, and the value of our Ordinary Shares may decline.

The market price of our Ordinary Shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	our future financial performance, including expectations regarding our revenue, expenses and other operating results;
•	changes in customer acceptance rates or the pricing of our vehicles;
•	delays in the production of our vehicles;
•	our ability to establish new channel partners and successfully retain existing channel partners;
•	our ability to anticipate market needs and develop and introduce new and enhanced vehicles to adapt to changes in our industry;
•	the success of our competitors;
•	our operating results failing to meet the expectations of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate in general;
•	the stock price performance of other companies that investors deem comparable to us;
•	announcements by us or our competitors of significant business developments, acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;
•	disputes or other developments related to our intellectual property or other proprietary rights, including litigation;
•	changes in our capital structure, including future issuances of securities or the incurrence of debt;

•	changes in senior management or key personnel;
•	changes in laws and regulations affecting our business;
•	commencement of, or involvement in, investigations, inquiries or litigation;
•	the inherent risks related to the electric commercial vehicle industry;
•	the trading volume of our Ordinary Shares; and
•	general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our Ordinary Shares. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

Concentration of ownership among our executive officers, directors and their affiliates, as well as the Relationship Agreement entered into in connection with the Combination, may prevent new investors from influencing significant corporate decisions.

As of March 31, 2022, our executive officers, directors and their affiliates beneficially own, in the aggregate, approximately 30.7% of our outstanding Ordinary Shares. In particular, as of March 31, 2022, Mr. Peter Z. Wang, our Chief Executive Officer, beneficially owns approximately 27.4% of our outstanding Ordinary Shares.

Additionally, in connection with the Combination, NBG entered into a relationship agreement, dated as of December 30, 2021 (the “Relationship Agreement”), with Mr. Wang and Cenntro Enterprise Limited and Trendway Capital Limited, each an entity controlled by Mr. Wang (both entities together with Mr. Wang, the “Wang Parties”). In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including Mr. Wang, Chris Thorne, Joe Tong and Simon Charles Howard Tripp, directors designated by the Wang Parties (the “Wang Parties Nominee Directors”), and Mr. Davis-Rice, NBG’s former chief executive officer and the director designated by NBG. For so long as the Wang Parties collectively beneficially own at least 10% of our issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of director as the previous nominee within two business days of receipt of such notice and signed consent to act.

As a result, Mr. Wang will be able to exercise a significant level of influence over all matters requiring shareholder approval, including the election of directors, amendments of our Constitution and approval of significant corporate transactions. This influence could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of Mr. Wang.

Future sales of our Ordinary Shares by us in the public market could cause the market price of our Ordinary Shares to decline. The issuance of additional Ordinary Shares in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

Sales of a substantial number of Ordinary Shares in the public market, including sales of Ordinary Shares or securities convertible into Ordinary Shares under our existing universal shelf registration statements on Form F-3ASR, filed with the SEC on May 18, 2021 and January 6, 2022, or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the timing of or the effect that any such sales may have on the prevailing market price of our Ordinary Shares.

The issuance of additional Ordinary Shares in the future will result in dilution to all other shareholders. In addition, we expect to grant equity awards to employees, directors and consultants under our equity incentive plans. As part of our business strategy, we may acquire or make investments in companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Ordinary Shares to decline.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our Ordinary Shares could decline.

The market price and trading volume of our Ordinary Shares is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If industry analysts cease coverage of us or if securities analysts do not publish research or reports about our business, the price of our Ordinary Shares may be negatively affected. If securities or industry analysts downgrade our Ordinary Shares or publish negative reports about our business, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Ordinary Shares could decrease, which might cause a decline in the price of our Ordinary Shares and could decrease the trading volume of our Ordinary Shares.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

We have never declared or paid any cash dividends on our Ordinary Shares, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board. Accordingly, you may need to rely on sales of our Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market. Our failure to meet the continued listing requirements could result in a de-listing of our Ordinary Shares.

We cannot assure you that we will be able to comply with the standards that we are required to meet in order to maintain a listing of our Ordinary Shares on the Nasdaq Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”). If we fail to satisfy the continued listing requirements of the Nasdaq Capital Market, such as the minimum stockholder’s equity requirement, the minimum bid price requirements or the minimum market value of publicly held shares requirement, Nasdaq staff may take steps to de-list our Ordinary Shares. A notice of de-listing or any de-listing would likely have a negative effect on the price of our Ordinary Shares and may impair our shareholders’ ability to sell our Ordinary Shares when they wish to do so. In the event that we receive a notice of de-listing, we would plan to take actions to restore our compliance with the Nasdaq Capital Market’s listing requirements, but we can provide no assurance that any action taken by us would result in our Ordinary Shares maintaining its listing, or that any such action would stabilize the market price or improve the liquidity of our Ordinary Shares.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices (in our case Australian) in lieu of certain Nasdaq requirements applicable to domestic issuers and we are permitted to file less information with the SEC than a company that is not a foreign private issuer. This may afford less protection to holders of our securities.

As a foreign private issuer under the Securities and Exchange Act 1934 (the “Exchange Act”), Nasdaq allows us to follow home country governance practices (in our case, Australian) in lieu of the otherwise applicable Nasdaq corporate governance requirements. In accordance with this exception, we follow Australian corporate governance practices in lieu of certain of the Nasdaq corporate governance standards, as more fully described in Item 16G of this Annual Report on Form 20-F. In particular, we follow Australian law and corporate governance practices with respect to quorum requirements applicable to shareholder meetings. These differences may result in less shareholder approvals required generally for corporate decision-making. We will also follow Australian law instead of the Nasdaq requirement to obtain shareholder approval prior to the issuance of securities in connection with a change of control, certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase, or other equity compensation plans or arrangements. These differences may result in less shareholder oversight and requisite approvals for certain acquisition or financing related decisions or for certain company compensation related decisions. The Australian home country practices described above may afford less protection to holders of our securities than that provided under the exchange listing rules of Nasdaq (the “Nasdaq Listing Rules”).

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404 and disclosure obligations regarding executive compensation. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Ordinary Shares less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of June 20, 2018, which was the date of the first sale of our Ordinary Shares pursuant to an effective registration statement; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our Ordinary Shares held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our Ordinary Shares less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares, and our share price may be more volatile.

Our Constitution and the Corporations Act contain anti-takeover provisions, which may discourage a third-party from acquiring us and adversely affect the rights of holders of our Ordinary Shares.

Our Constitution contains certain provisions that could limit the ability of others to acquire control of our company, including provisions that institute a staggered board of directors. In addition, the Corporations Act contains provisions relating to control transactions which regulate transactions pursuant to which shareholders may gain a controlling equity stake in the Company. These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions that you desire. Additionally, the Relationship Agreement provides our Chairman and Chief Executive Officer, Peter Z. Wang, with considerable influence over the composition of our Board. See “⸺Concentration of ownership among our executive officers, directors and their affiliates, as well as the Relationship Agreement entered into in connection with the Combination, may prevent new investors from influencing significant corporate decisions.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

History and Development

We are an Australian public limited company, originally formed on May 11, 2017 under the name “Bendon Group Holdings Limited.”

On June 19, 2018, NBG consummated the transactions (the “Bendon Merger”) contemplated by that certain Agreement and Plan of Reorganization, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018 (the “Bendon Merger Agreement”), by and among NBG (f/k/a Bendon Group Holdings Limited), Naked Brand Group Inc., a Nevada corporation (“Naked (NV)”), Bendon, Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of NBG (“Bendon Merger Sub”) and Bendon Investments Ltd., a New Zealand company and at the time the owner of a majority of the outstanding shares of Bendon. Pursuant to the Bendon Merger Agreement, (i) Bendon undertook a reorganization of its corporate group, in which it inserted NBG as its parent entity and the shareholders of Bendon exchanged their shares of Bendon for shares of NBG and (ii) immediately thereafter, the parties effectuated a merger of Bendon Merger Sub and Naked (NV), with Naked (NV) surviving as a wholly owned subsidiary of NBG and Naked (NV) shareholders receiving Ordinary Shares of NBG in exchange for all outstanding shares of common stock of Naked (NV). Effective on and from the closing of the Bendon Merger, NBG’s business became the business of Bendon and Naked (NV) and NBG changed its name from Bendon Group Holdings Limited to “Naked Brand Group Limited.”

On January 21, 2021, NBG announced plans to undertake a restructuring in which it would dispose of its bricks-and-mortar operations in order to focus exclusively on its e-commerce business. To that end, in January 2021, NBG signed a non-binding and non-exclusive term sheet for the divestment of our Bendon subsidiary, to a group composed of then-existing management of NBG (the “Bendon Sale”). On April 23, 2021, NBG held an Extraordinary General Meeting of Shareholders, at which its shareholders approved the Bendon Sale. On April 30, 2021, NBG signed a conditional share sale agreement (the “Bendon Share Sale Agreement”) for the sale of all of the issued share capital in Bendon to JADR Holdings Pty Limited (“JADR Holdings”), an entity affiliated with Justin Davis-Rice, the then Executive Chairman and Chief Executive Officer of NBG, and Matana Intimates Holdings Trustee Limited (together with JADR Holdings, the “Buyers”), an entity affiliated with Anna Johnson, NBG’s prior Chief Executive Officer, and simultaneously consummated the transactions contemplated thereby.  The consideration paid by the Buyers was NZ$1.00 as adjusted based on the target inventory amount of NZ$18.2 million and by a true up adjustment for estimated net cash/(debt) and working capital as at the accounts date. The inventory adjustment resulted in a payment by NBG to Bendon in the amount of NZ$4.8 million.

On November 5, 2021, NBG entered into the Acquisition Agreement with CAG, CAG HK, CAC and CEG, each a wholly owned subsidiary of CAG, setting forth the terms of the Combination. Pursuant to the Acquisition Agreement, NBG purchased the Cenntro Shares from CAG. The closing of the Combination occurred on December 30, 2021. The aggregate purchase price for the Cenntro Shares was 174,853,546 Ordinary Shares and the assumption of options to purchase an aggregate of 9,225,271 Ordinary Shares under the 2016 Plan.

Immediately after the Closing of the Combination, NBG changed its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited,” and the business conducted by Cenntro became the business conducted by the Company. The transaction was accounted for as a reverse recapitalization in which Cenntro was determined to be the accounting acquirer.

Promptly following the Closing, CAG distributed the Acquisition Shares to the holders of its capital stock in accordance with (i) the distribution described in the Acquisition Agreement and (ii) CAG’s Third Amended and Restated Memorandum and Articles of Association.

On December 30, 2021, simultaneously with the closing of the Combination, NBG divested itself of its business conducted through FOH, pursuant to the Term Sheet, by and among NBG, Bendon and FOH. Bendon is jointly controlled by Justin Davis-Rice, a member of the Company’s Board and formerly NBG’s Executive Chairman and Chief Executive Officer, and Anna Johnson, the prior Chief Executive Officer of NBG prior to Mr. Davis-Rice. From June 2018 until April 2021, Bendon was an operating subsidiary of NBG. FOH is a designer and e-commerce retailer of women’s intimate apparel, sleepwear and swimwear. It is the exclusive licensee of the Frederick’s of Hollywood global online license, under which it sells Frederick’s of Hollywood intimate products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Under the Term Sheet, Bendon purchased all the outstanding shares of common stock of FOH for a purchase price of AUS$1.00. In connection with such purchase, NBG recapitalized FOH with USD$12.6 million in order to cover liabilities of FOH assumed by Bendon and forgave USD$9.5 million of intercompany loans made by NBG to FOH. The Term Sheet includes certain fundamental representations and warranties of NBG, which terminated as of the closing of the Divestiture. Under the Term Sheet, the Company has no liability to Bendon or FOH following the closing.

Principal Capital Expenditures

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $0.8 million, $0.08 million and $0.06 million, respectively and consisted primarily of investments in equipment related to our production of ECVs. We anticipate our capital expenditures in fiscal year 2022 to include investments in additional equipment for the expansion of our productive capacity at our Changxing facility and equipment necessary for the establishment of production capacity at our assembly facility in Jacksonville, Florida, which will be financed primarily with our working capital. During the same period, our only material divestiture was the sale in November 2020 of our land use rights and property related to our facility in Shengzhou for an aggregate amount of approximately $34.3 million. However, NBG made significant divestitures of its brick-and-mortar and online intimate apparel business leading up to and at the closing of the Combination. See “—History and Development” above for further detail regarding NBG’s divestitures.

Office Location

Our principal executive office is located as 501 Okerson Road, Freehold, New Jersey 07782.

Principal Legal Advisers

Our principal legal adviser in the U.S. is Pillsbury Winthrop Shaw Pittman, located at 31 W 52nd Street, 29th Floor, New York, New York 10019.

Additional Information

The SEC maintains an internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC. We also maintain a website at www.cenntroauto.com, which contains information about our company. The information on our website is not deemed part of this Annual Report.

B. Business Overview

We are a designer and manufacturer of light- and medium-duty ECVs. Our purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. As of December 31, 2021, we have sold or put into service more than 3,740 units of the Metro® in over 25 countries across North America, Europe and Asia. Our first ECV model, the Metro®, has been driven over seven million miles by commercial end-users in China alone. We also introduced four new ECV models to serve the light- and medium-duty market beginning in the fourth quarter of 2021. Our mission is to leverage our technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software, and “smart” driving to become a technology leader in the ECV market.

We have established an asset-light, distributed manufacturing business model through which we can distribute our unique modular vehicles in unassembled semi-knockdown vehicle kits (“vehicle kits”) for local assembly in addition to fully assembled vehicles. Each of our vehicle models has a modular design that allows for local assembly in small factory facilities that require less capital investment. We manufacture our own vehicle kits for the Metro® in our facilities in China and leverage the economies of scale of our manufacturing partners in China to manufacture vehicle kits and/or fully assembled vehicles for our new ECV series. We believe our distributed manufacturing methodology allows us to execute our business plan with less capital than would be required by the traditional, vertically integrated automotive model and, in the long-term, drive higher profit margins.

Our distributed manufacturing model allows us to focus our efforts on the design of ECV models and related technologies while outsourcing various portions of the manufacturing, assembly and marketing of our vehicles to qualified third parties, allowing the Company to operate with lower capital investment than traditional vertically integrated automotive companies. We outsource the vast majority of the marketing of our vehicles to third parties that refer to as our “channel partners.” For the last several years, we relied substantially on private label channel partners to assemble the Metro® from vehicle kits that we manufactured in our facilities. With the introduction of our new ECV models, we have begun the process of shifting the manufacturing of our vehicle kits and in some cases fully assembled vehicles to third party OEM manufacturing partners and, in the case of vehicle kits, assembling in our own facilities in North America and Europe. Our relationships with such third parties, our “manufacturing partners,” have allowed us to forego expensive capital investments in our own facilities and operate within our historic working capital limitations.

We began pilot production of our first-generation, U.S. Class 1 (0–6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 units in over 25 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing internal combustion engine vehicle (“ICE”) designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain and relationships with component vendors and our growing channel partner network, we believe we are in position for larger scale production and distribution of the Metro®.

Since our inception, we have invested resources in the research and development not only of ECV design and manufacturing processes, but also in digitally enabled components, intra-vehicle communication, vehicle control and vehicle automation, or what we collectively refer to as “vehicle digitization.” We have developed a prototype system-on-chip (which we sometimes refer to as an “SOC”) for vehicle control and an open-platform, programmable chassis, with potential for both programmable and autonomous driving capabilities. We have also designed and developed in-house a proprietary telematics box, sometimes referred to as a T-Box, which allows our ECVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, among others, to end-users. Additionally, our engineers have worked closely with certain of our qualified suppliers to co-design digitally enabled components in areas such as steering, braking, acceleration and signaling.

Recently, we introduced four new ECV models, each of which are designed for specific geographic markets and to address additional commercial applications. The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. The Logistar™ 400 is offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Logistar™ 200 is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements. The Logistar™ 200 was homologated in the European Union in January 2022 and first became commercially available in the European market in February 2022. The Neibor® 150 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 150 was homologated in December 2022 and first became commercially available in the European market in March 2022. We have also developed the Teemak™, an off-road electric commercial vehicle with essentially no homologation requirements in the United States and limited certification requirements and are developing the Neibor® 300, a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to complement the smaller Neibor® 150. See “Risk Factors—Risks Related to Our Business and Financial Results—Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.”

We have also developed the ePortee™, which we also refer to as the Cenntro iChassis, an open-platform and programmable chassis product. The Cenntro iChassis is designed to be a basic modular building block for use by automakers and special vehicle upfitters in the design of automated or autonomous driving vehicles. Through our advancements in vehicle digitization and smart components, we have equipped the Cenntro iChassis with digital control capabilities. The Cenntro iChassis allows third-party developers to integrate detection devices (i.e., lidar, radar, ultra-sound, infrared and other sensory devices) and third-party or proprietary decision-making software to allow for vehicles based on the programmable chassis to be driven autonomously.

The electrification of the global automotive industry has been a major policy focus of governments worldwide. Certain countries, such as the United States, China, Canada, Germany, and various other European countries, have announced aggressive EV initiatives designed to reduce carbon emissions, through the replacement of fossil fuels, and have begun incentivizing the development and sale of ECVs through government subsidy programs.

Industry Overview and Market Opportunity

The EV Market

According to an January 2022 report by Allied Market Research, the global EV market was valued at approximately $163.01 billion in 2020 and is projected to reach approximately $823.75 billion by 2030, representing a compound annual growth rate of 18.2% from 2021 to 2030. Factors such as increases in demand for fuel-efficient, high-performance and low-emission vehicles, along with stringent government rules and regulations toward vehicle emissions are expected to drive the growth of the electric vehicle market.

Many governments around the world, including the United States, China, Germany, and various other European countries, are regulating vehicle emissions and fuel economy standards and offering incentives to commercial and government operators to purchase more energy efficient vehicles. The mitigation of greenhouse gas emissions from ICE vehicles is an integral part of various nations’ strategies to meet the objectives of the 2015 Paris Agreement, which the United States rejoined in February 2021. Some of the countries that have made announcements regarding their intention to phase out ICE vehicles include the following:

•	China: End production and sales of ICE vehicles by 2040;

•	France: Ban the sale of ICE cars by 2040;

•	Germany: No registration of ICE vehicles by 2030 (passed by legislature); cities can ban diesel cars;

•	India: Official target of no new ICE vehicles sold after 2030; Incentive program in place for EV sales;

•	Japan: Incentive program in place for EV sales; and

•	United Kingdom: Ban the sale of new ICE cars starting in 2035.

In the United States, the Biden administration announced plans to put the United States on a path to achieve net-zero emissions, economy-wide, by no later than 2050. In 2021, President Biden signed an executive order that mandates the replacement of all civilian federal vehicles, over 600,000 vehicles, with U.S.-made clean and zero-emission vans, trucks and passenger vehicles. The Biden administration has also announced a goal of building more than 500,000 EV chargers across the United States and has expressed its support for an expansion of federal tax credits and incentives targeted at EVs and EV manufacturing. In August 2021, the Biden Administration announced that it had set the goal for half of all new vehicles to be electric by 2030, as part of a plan that also includes construction of a nationwide network of charging stations and various financial incentives to consumers and auto industry companies. In November 2021, President Biden signed the $1.2 trillion bipartisan infrastructure bill into law, which bill includes $7.5 billion for electric vehicle charging infrastructure, $3 billion to support the domestic battery material processing industry and $3 billion to support the development of domestic battery manufacturing and recycling facilities. We believe the Biden administration’s strong support for EVs and renewables will encourage an even more rapid shift from ICEs to EVs in the United States, particularly in the commercial vehicle market.

Incentive programs and new regulations affecting passenger and commercial vehicles vary by country. However, there is strong sentiment to reduce global greenhouse gas emissions from leading governments. For heavy-duty vehicles, the European Union mandated a 15% reduction in CO2 emissions (from 2019 levels) by 2025 and a 30% reduction target (from 2019 levels) by 2030. Also, by 2025, manufacturers will be required to ensure that at least a 2% market share of the sales of new vehicles is made up of zero-and-low-emission vehicles to counteract steadily increasing road traffic emissions. For light-duty vehicles, the European Union has mandated a 15% reduction in CO2 emissions by 2025 and a 31% reduction target by 2030. The European Union may impose financial penalties on vehicle manufacturers for failure to achieve certain CO2 emission targets imposed on such manufacturers, with such penalties scaling upward based on the level of CO2 emission exceedance for their vehicles. We believe that increasing government regulations and incentives, together with shifting consumer preferences, will encourage significant growth in the market for ECVs.

Improvements in Battery Technology

With the global trend toward reducing the number of ICE vehicles, electric-battery and fuel cell technologies stand out as strong alternatives. Prior to COVID-19, battery costs had decreased significantly over the past decade and, in the long run, prices are expected to continue to fall. According to research service BloombergNEF (BNEF), lithium-ion battery pack prices decreased from above $1,200 per kilowatt-hour in 2010 to $132/kWh in 2021 in real terms, representing a decline of approximately 89%. Although battery pack prices have recently increased and may continue to increase in the near-term due to the rising price of lithium as a result of COVID-19 and other factors, we anticipate that battery prices will continue to decrease in the long-term. BNEF forecasts that by 2024, average prices are expected to fall to below $100/kWh, though such reductions in average price may be delayed due to higher raw material prices in the near term. As investment in battery technology continues to increase, we believe these cost reductions will continue to improve the economics of battery-powered ECVs.

Last-mile Delivery and City Services

The last-mile delivery market in the United States and the European Union is quickly expanding, driven by the rapid growth in the e-commerce industry resulting from consumer preference for faster deliveries, significant increases in online purchases resulting from COVID-19 and governmental focus on low emission urban logistics models. We believe consumer behavior will accelerate the online transformation of retail businesses and the expected need for efficient last-mile delivery ECVs.

We believe there is a growing sustainability trend among companies to reduce their carbon footprint and incorporate ECVs into their commercial delivery fleets. A number of well-established companies, such as Amazon, FedEx, UPS and Walmart, have made announcements about their intentions to reduce CO2 emissions and/or become carbon-neutral by a specified future date. A number of these companies have committed to purchase large quantities of ECVs (some of which are not yet commercially available) to transition their fleets over the next several years, with a focus on enhancing their last-mile delivery services, as well as lowering their operating costs, all while reducing their carbon footprint.

Autonomous Driving

The world’s largest technology and automotive companies are engaged in large-scale projects related to autonomous driving initiatives and other future mobility projects. The vast economic and safety potential of autonomous vehicles has continued to drive substantial investment, further accelerating the pace of technological development. According to Allied Market Research, the global autonomous vehicle market was valued at $76.13 billion in 2020, and is projected to reach $2,161.79 billion by 2030, representing a compound annual growth rate of 40.1% from 2021 to 2030.

Our Competitive Strengths

We design, develop and manufacture ECVs in a cost-effective manner to enable us to compete favorably in the light- and medium-duty commercial vehicle market. We believe our competitive strengths position us well to continue to grow our base of vehicles and capitalize on the expected growth in the light- and medium-duty ECV market:

Proven Record of Manufacturing and Distributing ECVs

We have manufactured light-duty ECVs since 2018. Our business to date has been primarily focused on selling the Metro® in the light-duty ECV market, which is a relatively new market with only a limited number of automakers successfully delivering vehicles in this segment currently. As of December 31, 2021, we have sold approximately 2,440 Metro® units in Europe, North America and Asia and put into service approximately 1,300 additional units in China through affiliated parties. We have established relationships with 20 channel partners, including two “private label” channel partners that assemble our vehicle kits and sell them in the United States and certain countries in the European Union, two channel partners that upfit our vehicles and sell them in Korea and the United States and the remainder that sell fully assembled vehicles we manufacture. We believe our production and delivery of over 3,740 Metro® units, with over seven million miles of commercial use in China alone, provides us valuable insight into market dynamics that are not readily apparent or accessible to new competitors, which will assist us as we expand into new markets. We believe we are positioned to take advantage of the growing light- to medium-duty ECV market, which has few mature competitors capable of manufacturing and delivering cost-effective and financially viable ECVs today.

Distributed Manufacturing Methodology

Traditionally, automakers operate under a vertically integrated business model performing a variety of capital-intensive and time-consuming functions, including not only vehicle design, process setup, tooling, parts making, supply chain establishment, vehicle assembly and vehicle homologation, but also market promotion, sales and distribution, after-market support and vehicle servicing. This business model requires significant capital, is asset heavy and imposes significant barriers to entry for new players while impeding their ability to rapidly change their vehicle lineup or their operating model.

Based on our unique manufacturing and distribution model, we believe we are positioned to be an industry disruptor. Unlike many traditional, vertically integrated vehicle companies, which manufacture fully assembled vehicles for export, we use an innovative distributed manufacturing methodology in which our ECVs are designed to be manufactured and exported as vehicle kits for assembly in local markets. Our ECVs are designed using a “modular” method, allowing for simple assembly and eliminating the need for acquiring and maintaining heavy and expensive assembly equipment at the local assembly stage. We or our manufacturing partners manufacture and integrate the materials and parts into vehicle kits, which we can then ship to one of our local assembly facilities or our channel partners for assembly, and thereafter for marketing, sales and service by our channel partners. Historically, we manufactured our Metro® model in our facilities in China and exported the majority of such Metro® units as vehicle kits for assembly by our private label channel partners in their respective markets. We anticipate that our new models, on the other hand, will be manufactured into vehicle kits or fully assembled vehicle by third party manufacturing partners and, in the case of vehicle kits, assembled by us in local markets in which the ECV units are to be sold.

We believe that our distributed manufacturing methodology can provide us with competitive advantages compared to traditional vehicle manufacturers, as we are able to operate with lower capital investment requirements. In addition, we believe our distributed manufacturing methodology provides significant advantages for local homologation, local distribution, and local service. For example, we believe U.S. homologation certification requirements are less burdensome for vehicles that are manufactured in the United States rather than imported into the United States.

As of December 31, 2021, our distributed manufacturing methodology relied upon two Cenntro-owned assembly facilities, including our facility at Changxing, which assembles for international export, and our local assembly facility in Freehold, New Jersey, which we utilize for trial production of our Logistar™ 400 model. We are in the process of establishing a local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Teemak™ for distribution to our channel partners for sales in the North American market. We expect to begin trial assembling operations at the Jacksonville facility by the end of the second quarter of 2022. Additionally, we expect that our acquisition of a 65% equity interest in TME will allow us to expand local assembly capacity in the European Union for production of our European ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®. We have also historically relied upon two private label channel partners who assembled vehicles in the United States and Germany and marketed the fully assembled vehicles under their own brand names. For further discussion of our “private label” channel partners, see “—Our Channel Partners and Channel Partner Network.”

Prior to the regionalization of our supply chains, we plan to utilize these facilities to assemble vehicle kits that are manufactured by us in our facilities in Changxing, in the case of the Metro®, and by third parties in the case of our other new ECV models. We have subcontracted all manufacturing processes of the ECV components for our Logistar™ and Neibor® series and Teemak™ model to our qualified suppliers, allowing us to further reduce our capital expenditure requirements and increase our focus on local assembly.

In the long-term, through our deep supply chain development know-how, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts. We plan to use a “merge in transit” model where component parts from suppliers are consolidated at our local assembly facilities for final ECV assembly.

Our Core Technology

Because we design, develop and manufacture our ECVs, our technology is at the core of what we believe positions us to effectively compete and become a technology leader in the ECV market. Since inception in 2013 through December 31, 2021, we have spent approximately $75.1 million in research and development activities related to our business. Specifically, we have developed new vehicle chassis structures and digital control, smart driving and network connectivity capabilities. In addition to our significant know-how, as of December 31, 2021, we had 134 discovery patents, nine design patents and 104 innovation patents granted by the Chinese Patent Office, and 11 innovation patent applications and 40 discovery patent applications pending in the Chinese Patent Office, covering our technological innovations relating to power systems, vehicle electronics, vehicle control and structure, production processes and other new technologies.

Our technological advantage begins with our chassis designs, which promote efficiencies in energy consumption as well as development and manufacturing processes. The Metro® and Neibor® Series utilize proprietary, lightweight chassis designs that reduce the overall weight of the vehicle and thus increase the battery efficiency of the vehicle. Our chassis designs also lend themselves to modification and flexibility to meet the needs of the specific customers in our local markets. For instance, our ECVs can be upfitted and customized to fill a variety of end-user roles, such as a small firetruck, street sweeper, vending truck, garbage truck, pickup truck or service truck.

We have developed a proprietary vehicle control unit (a “VCU”) that allows for vehicle status awareness and vehicle operation control capabilities. We have designed our VCU to integrate the various sub-control systems and embedded systems on our ECVs into a single module, which oversees and controls vehicle operations such as monitoring, driving, alarming, communication, display, positioning and entertaining, among other functions. Our VCU allows end-users to connect their ECV fleet to a vehicle management system in order to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. Through the VCU interface, end-users are able to customize vehicle operations, including setting speed and boundary limitations, horn control, light control and other controls that we believe enhance the safety and functionality of our ECVs.

For future vehicle applications, we have made innovations in “digital control” technology and employed autonomous “smart driving” technology. Our “digital control” technology allows an ECV component to act solely through the control of a computer program or artificial intelligence, or AI, rather than manual human intervention. For instance, a digitally enabled windshield wiper could automatically alter its speed of oscillation to optimize visibility, based on determinations of a computer program that measures the severity of the rain. Our “smart driving” technology extends digital control capability to components that control the movement of the ECV (i.e., steering, braking, acceleration, signaling and parking). We have also successfully developed a programmable chassis and tested an autonomous “smart driving” delivery truck on the road with real traffic. Our programmable chassis, while interfacing with third-party decision-making software, will not require a steering wheel or any pedals and will execute driving operations solely via control by a computer program or AI software.

We are focused on continuous improvement in our technology through continued investment in research and development. We believe our ECV expertise, market focus, installed base of vehicles and know-how (including our smart driving capabilities), coupled with our dedication to research and development, will enable us to continue advancing our business.

Low Upfront Cost and Operating Costs to End-Users

Through our modular ECV design and unique business model, we believe we are able to enter the ECV market with competitively priced products compared to our competitors in the ECV space. For instance, our Metro® and Neibor® Series are designed with a proprietary, lightweight chassis structure, enabling us to use less steel and such ECVs to utilize less battery power than our competitors. Furthermore, because our ECVs have fewer components and moving parts than their ICE counterparts, we believe the ongoing maintenance costs of our vehicles is low. In addition, engines in traditional ICE commercial vehicles typically have a 10-year life, whereas the motor in our ECVs are designed to last, on average, for more than 20 years. The lithium-ion batteries used in our ECVs have a useful life of approximately 2,000 charge-cycles, with each charge providing for a range, in the case of the Metro®, of approximately 124 miles per charge for a total range of approximately 248,400 miles over a battery’s useful life. Additionally, based on our collected data, the Metro® has a miles per gallon of gasoline equivalent of approximately 156 (equivalent to 4.875 miles per KWh).

Our Integrated Supply Chain

We have invested significant time and resources in developing a supply chain capable of providing all of the components and materials necessary to manufacture our ECVs. Our integrated supply chain is comprised of over 300  suppliers located in China and various other countries. Generally, our suppliers undergo rigorous testing before we onboard them as a supplier, including quality and process auditing, product verification, regulatory compliance and reliability testing. Our suppliers must demonstrate that they can consistently deliver their specialized parts on time, while meeting our quality and product specifications. Many of our components are based on Cenntro-developed designs, and our suppliers are contractually restricted from selling our customized components to any third parties unless we discontinue our purchases from such suppliers.

We plan to expand our supply chain as necessary to support our planned growth, including localizing our supply chain for certain key components of our ECVs in North America and the European Union. We have subcontracted all manufacturing processes of the ECV components for our new ECV models to our qualified suppliers, allowing us to further reduce our capital expenditure requirements and increase our focus on local assembly.

Our Network-Enabled Cloud Technology

Each of our ECV models are fitted with a networking device connecting the vehicle to our proprietary cloud-based software, which enables our end-users to collect data about vehicle configuration, vehicle status and user efficiency through a system of digitally enabled components, which we sometimes refer to as “smart components,” that we install in our ECVs. We believe the information collected on our cloud-based information database system provides significant benefits to our end-users. With over 100 different metrics capable of being measured through the use of smart components, our database allows end-users to track the performance of specific vehicle components and provides them insight into the reliability and efficiency of these components. In addition, this information allows end-users to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. To the extent end-users provide our channel partners with access to this information, our channel partners may use this information to provide enhanced after-market servicing and support to their customers. We also believe this data may be valuable to end-users for insurance, financial and other purposes. Moreover, end-users are able to use our network to customize vehicle operations, including setting speed and boundary limitations, horn control, light control and other controls that we believe enhance the safety and functionality of our ECVs.

Using our proprietary cloud-based software, we have analyzed over seven million miles of commercial use in China, recorded between 2017 and 2021, in order to improve our ECVs’ reliability and durability. With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through a company affiliated with our former parent company, CAG Cayman, in the Chinese market. This data included vehicle-specific data collected for operational analysis (for example, total cumulative miles traveled or uptime before the failure of a specific component), which we used, for instance, to determine which of our components fails most often, which of our components fails first and for how long they were operational, in order to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently collect, use or store any vehicle-specific or driver-specific data in any region and do not intend to do so in the future.

Strategic Channel Partner Network

We have established our channel partner network to distribute our ECVs in a number of markets around the world. Through this network, we have engaged partners for local homologation, promotion, distribution, and service in the markets they serve, and, in a limited number of cases, assembly, upfitting and customization. All our channel partners sell fully assembled ECVs. In addition, channel partners that have established the capabilities to assemble our ECVs receive vehicle kits from us, assemble the vehicles and sell them locally in the country or region in which they serve under their brand. We refer to these channel partners as “private label.” Our channel partners include local businesses, dealers, distributors, auto repair shops and service providers, who purchase our fully assembled ECVs (other than the “private label” channel partners) and sell them in their respective local markets.

More specifically, we believe our channel partner network provides significant advantages to us as we are able to outsource the cost of marketing, distribution and maintenance (and in some markets, homologation) to businesses with local know-how in their respective markets and avoid the cost of developing this local know-how. As of December 31, 2021, we had established business relationships with 20 channel partners in 18 countries, including two “private label” channel partners in the United States and Germany.

Our Highly Skilled and Experienced Management Team

Our management team is led by Peter Z. Wang, our Chief Executive Officer and Chairman of the Board, who we refer to as our Chairman. Mr. Wang has extensive experience in the automotive and technology industries, having co-founded Sinomachinery Group (a diesel power system (engine and transmission) manufacturer) in 2006 and UTStarcom (a global telecom infrastructure provider), which went public in 2000. Mr. Wang was named as one of the Outstanding 50 Asian Americans in Business by Asian American Business Development Center in 2004, one of China’s 100 Most Innovative Businessmen by Fast Company Magazine in 2017 and one of the Most Intriguing Entrepreneurs by Goldman Sachs in 2019.

More specifically, our management team has significant experience in vehicle design, supply chain, logistics, quality control and process management. Our management is singularly focused on developing and manufacturing high quality, best-in-class, light- and medium-duty ECVs for the growing ECV marketplace and becoming a technology leader in the ECV market. Starting in 2013 with a simple idea, our management team has successfully designed energy efficient ECVs and associated technologies and established a broad supply chain to support our product growth.

Our Growth Strategy

We intend to be a leading global designer, developer and manufacturer of electric light- and medium-duty ECVs. The key elements of our growth strategy include:

Expand Our Channel Partner Network and Assembly and Supporting Facilities

As of December 31, 2021, we have established business relationships with 20 channel partners in 18 countries, including the United States, Germany, Korea, Spain, Italy and Mexico. We plan to expand our channel partner network and increase the number of our assembly facilities. As our channel partner network and Cenntro facility footprint grows, we expect to penetrate a broader segment of the global market and increase our sales volume and product offerings. We expect to add up to 20 additional channel partners in 2022.

During 2021, we began utilizing one of our two facilities in Freehold, New Jersey for the trial production of our Logistar™ 400 model. We also have established a European Operations Center in Dusseldorf, Germany, which provides marketing support, after-market support and spare-parts warehousing for the European market, as well as warehousing services with a logistics company in Budapest, Hungary to house spare parts for our ECVs. We are also in the process of establishing a local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Teemak™ for distribution to our channel partners for sales in the North American market We believe having a local assembly facility in Germany will provide us with access to well-established hardware and logistics systems and trained personnel. We expect to begin trial assembling operations at the Jacksonville facility by the end of the second quarter of 2022. We expect that our acquisition of a 65% equity interest in TME will allow us to expand local assembly capacity in the European Union for production of our EU ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®.

We believe that augmenting our channel partner network, assembly facilities and support centers together with regionalizing our supply chain will enhance brand recognition, provide economic advantages and reduce time to market for our ECVs.

Regionalize Manufacturing and Supply Chain

We plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs, such as vehicle frames and battery packs, in the geographic markets in which our ECVs are sold. In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly in certain geographical markets by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly, in contrast with our current model which integrates all components into vehicle kits or fully assembled vehicles in our manufacturing facilities in China or our manufacturing partners’ facilities. We believe that investing in the regionalization of our manufacturing and supply chain can ultimately provide significant benefits to us and our channel partners. We believe sourcing our ECV components and manufacturing, assembling and selling our ECVs regionally can help us reduce costs associated with import/export taxes and shipping, further reducing vehicle production costs. In addition, we believe that regionalizing our manufacturing and supply chain will help support and strengthen our brand in the markets in which our ECVs are sold, as our operations become integrated into those markets. We believe that our deep supply chain development know-how will provide us significant advantages; however, currently, substantially all of our supply chain experience is limited to China. If we are unable to effectively manage the sourcing of our components and the responsiveness of our supply chain in areas outside of China, our business and results of operations may be harmed. It is also likely that in the early stages of our supply chain expansion, we can expect most component sources will be single-source suppliers in areas outside of China.

Expand Our Product Offerings

We began pilot production of our first-generation, U.S. Class 1 (0 – 6,000 lbs.), light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 units throughout Europe, North America and Asia and deployed approximately 1,300 additional units in China through a company affiliated with our former parent company, CAG Cayman. Utilizing our proprietary design and technology, we recently launched the Logistar™ 400 as a U.S. Class 4 (over 14,000 lbs.) medium-duty commercial vehicle in the United States, the Logistar™ 200, designed to meet the European Union N1 Class truck requirements, the Neibor® 150, designed to meet the European Union and UK L7e Class requirements, in the European Union and the UK, in the European market, and the Teemak™, an off-road electric commercial vehicle. Our pipeline includes the Neibor® 300, an L7e Class compact electric commercial vehicle designed to complement the smaller Neibor 150 in the European and UK markets, and the ePortee™ programmable chassis, which we also refer to as the Cenntro iChassis, which is expected to become commercially available in 2022.

Expand Market Breadth and Depth

We expect to increase our market share in the current markets where our ECVs are sold, while simultaneously penetrating new markets worldwide. As of December 31, 2021, we have sold the Metro® in over 25 countries throughout North America, Europe and Asia and have homologated the Metro® in over 32 countries.

The following table summarizes the breakdown of our revenues by region for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the Year Ended December 31,
	2021		2020		2019
	$	%	$	%	$	%
United States	$3,420,636	39.9%	$734,206	13.5%	$383,718	10.7%
Europe	$4,380,752	51.1%	$4,008,763	73.4%	$2,859,779	80.0%
Asia	$729,868	8.5%	$717,034	13.1%	$332,390	9.3%
Others	$45,576	0.5%	-	-	-	-

We are currently targeting new markets where local governments have begun incentivizing a shift from ICEs to EVs. We intend to expand our reach in these markets with the efforts and market knowledge of our existing channel partners as well as by forming new partnerships and leveraging our increased brand recognition.

Autonomous Driving

We intend to continue to invest in chassis digitization and smart driving technology. We have developed the ePortee™, which we also refer to as the Cenntro iChassis, an open-platform and programmable vehicle chassis with digital control capabilities. The Cenntro iChassis is designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. It includes application programming and communication interfaces that enable third-party autonomous driving vehicle developers to use this programmable chassis to develop various autonomous driving applications and fittings.

Our ECVs

The Metro®

The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing ICE designs, the Metro® was purpose-built from inception to be highly energy efficient and providing for a greater range, implementing a number of proprietary design elements, including a lightweight structure and efficient power system. The Metro® has been driven over seven million miles of commercial use by end-users in China alone.

The Metro® chassis is designed with a unique cab-forward feature. By moving the cab of the Metro® forward over the front wheels, we have been able to increase its cargo volume ratio and decrease the cost of materials used in its manufacturing. In addition, the chassis of the Metro® has been designed to support a variety of fittings, allowing the vehicle to be used for a number of different applications, which we believe is a feature rarely offered by other ECV manufacturers and gives us the opportunity to market the Metro® to a wider array of potential end-users. We believe our lightweight chassis structure and cab-forward design of the Metro® enable greater payload and cargo volume with lower vehicle weight and smaller vehicle size, compared to other like-size ECVs. Our modular vehicle design enables us to manufacture a wide range of variations of Metro® models around a uniform chassis structure.

The Metro® complies with, or is exempt from, all applicable vehicle safety standards related to light-duty commercial vehicles in North America and the Asian and European countries in which it is sold. The Metro® has passed N1 homologation requirements in Asia. We have obtained EU Small Series Type Approval for our new model of the Metro® under N1 vehicle classification, which includes an annual sales limitation of 1,500 units into the European Union market. In the United States, the Metro® qualifies as a Neighborhood Electric Vehicle (an “NEV”) with low-speed modifications, and, as a result, is not required to pass the United States high speed front-end impact test. NEVs are built to have a top speed of 25 miles per hour (40 km/h) and have a maximum loaded weight of 3,000 lbs. (1,400 kgs) and are classified by the United States Department of Transportation as low-speed vehicles. This qualification generally limits the Metro® to roads with posted maximum speed limits of 35 miles per hour (56 km/h). Under the EU Small Series N1 Type Approval, the Metro® does not have comparable speed limitations in the European Union.

Logistar™ Series

The Logistar™ 400 is a medium-duty electric commercial truck designed to meet the delivery requirements of tier 1 logistics companies as well as upfitters. The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) truck under U.S. truck classification. It can be configured as a delivery van or a shuttle bus or equipped with a cargo box or a truck bed. In addition, the Logistar™ 400 can be upfitted for different applications of city service, such as a vending truck, fire truck, garbage truck and repair truck. We expect that the most common use of the Logistar™ 400 will be for intra-city delivery.

The Logistar™ 400 has a cargo volume that is over three times the cargo volume of the Metro® and a payload capacity more than seven times the payload capacity of the Metro®. The homologation of the Logistar™ 400 is substantially complete and the Company is waiting for approval from the EPA.

We have also designed the Logistar™ 200 for the EU market. The Logistar™ 200 is designed to qualify as an N1 category truck in the European Union and will be available in two models, each specialized for last-mile delivery, city delivery and city services. We completed homologation of the Logistar™ 200 in the European Union in January 2022 and it became commercially available in the EU market in February 2021.

Neibor® Series

We developed the Neibor® 150, a small truck that is designed to meet the European Union and the UK’s L7e (Heavy Quadricycle) qualification. The Neibor® 150 is designed for short distance delivery in narrow city streets and is expected to be used mainly for city delivery and last-mile delivery, and to a lesser extent by tradespeople. We are also developing the Neibor® 300, a European Union and UK L7e (heavy quadricycle) Class compact ECV designed to complement the smaller Neibor® 150.  We completed homologation of the Neibor® 150 in the European Union in December 2021 and it became commercially available in the EU market in March 2022.

Unlike sales of the new model of the Metro® into the EU and UK markets (under Small Series Type Approval under the N1 designation, as discussed above), we do not expect either the Neibor® 150 or 300 to be subject to any annual sales limitations in the European Union or in the UK. The Neibor® series will be manufactured into vehicle kits or fully assembled vehicles by our manufacturing partners and, in the case of vehicle kits, assembled by us at our assembly facilities.

Teemak™

We designed the Teemak™ as an electric off-road commercial utility vehicle. The Teemak™ has a payload capacity up to 2,756lb (or 1,200kg), which we believe to be greater than the majority of currently available, off-road utility vehicles. The maximum speed of the Teemak™ is 65 km/h (or approximately 40.4 mph), which we believe is sufficient for off-road applications. We expect the Teemak™ to be used on farms, vineyards, golf courses, college campuses, parks, warehouses, industrial parks, and for other off-road applications. Because the Teemak™ is an off-road ECV, it is not subject to regulations by the Department of Transportation or NHTSA (National Highway Traffic Safety Administration). The Teemak™ became commercially available in the United States and the European Union in December 2021.

ePortee™ or Cenntro iChassis

We have developed the Cenntro iChassis, an open-platform and programmable chassis product. The Cenntro iChassis is designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. It includes application programming and communication interfaces that enable third-party autonomous driving vehicle developers to use this programmable chassis to develop various autonomous driving applications and fittings. We have designed the Cenntro iChassis to be able to execute commands received from an open-platform system, taking such actions as steering, accelerating, braking, reversing and activating lights. When combined with detection capabilities, a proprietary (or open-source) driving system and configuration upfitting, the Cenntro iChassis can be integrated into a completed vehicle for various automated and autonomous driving applications, such as autonomous delivery, vending, cleaning, patrolling and other automated applications. We anticipate that third-party developers will integrate detection devices and develop their own proprietary decision-making software or use open-source software to allow for autonomous driving using the Cenntro iChassis. We expect that the Cenntro iChassis will be commercially available in late 2022.

Technology

Our technology is at the core of what we believe positions us to effectively compete in the ECV market. Since inception in 2013 through December 31, 2021, we have spent over $75.1 million in research and development activities related to our operations, developing various technologies and advancements, including the following:

Vehicle Control Unit

We have developed a proprietary VCU that allows for vehicle status awareness and vehicle operation control capabilities. We have designed our VCU to integrate the various sub-control systems and embedded systems on our ECVs into a single module, which oversees and controls vehicle operations such as monitoring, driving, alarming, communication, display, positioning and entertaining, among other functions. Our VCU allows end-users to connect their ECV fleet to a vehicle management system in order to monitor fleet operations and driver behavior, enabling them to efficiently manage their delivery performance and logistics. Through the VCU interface, end-users are able to customize vehicle operations, including setting speed and boundary limitations, horn control, light control and other controls which we believe enhance the safety and functionality of our ECVs. With the permission of the end-users of the vehicles, we received data collected from approximately 950 Metro® units that we put into service through a company affiliated with our former parent company, CAG Cayman, in the Chinese market. This data included vehicle-specific data collected for operational analysis (for example, total cumulative miles traveled or uptime before the failure of a specific component), which we used, for instance, to determine which of our components fail most often, which of our components fail first and for how long they were operational, in order to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently collect, use or store any vehicle-specific or driver-specific data in any region and do not intend to do so in the future.

We have also developed and tested an SOC prototype that is designed to integrate all the software controlling functions into a controlling chip to eliminate the printed circuit board (PCB) of the VCU, improve the controlling stability, ease maintenance and lower costs. Our VCUs do not currently include the SOC but we intend to incorporate the SOC into our ECVs beginning in 2023.

Vehicle Digitization

To achieve intra-vehicle communication, optimal status awareness and digital control, we have developed a system of smart components and a unique vehicle bus, which is a specialized internal communication network that interconnects the vehicle’s components and allows two-way communication between each “smart” component and an end-user’s vehicle management system. This form of vehicle digitization provides the end-user the ability to monitor the status and direct actions of each smart component. For electronic components, we use digital signal technology to provide for data transmission from the component, however, for non-electronic components, such as a tire or axle, we have developed a patented vibration technology to allow for such communication. We believe our vibration technology is more reliable and cost-effective than the sensor technology often utilized by other vehicle manufacturers to provide for non-electronic component communication.

Manufacturing

While we rely on our supply chain to manufacture many of the components of our ECVs, we currently manufacture three of the most important components of our Metro® – the chassis, driving cab and wire harness – at our facility in Changxing, China. The chassis and driving cab are manufactured by us using laser cutting, robotic welding, and third-party coating processes. After production, we install the final electronic components and other component parts to complete the chassis and driving cab. The wire harness, which acts as the nervous system of our ECVs, is manufactured by us with digital signal receivers rather than analog, carrying signals and information to and from component parts, as well as our cloud-based information database. All manufacturing processes of the ECV components and vehicle kits for each of our new ECV models have been subcontracted to our qualified suppliers and manufacturing partners, respectively, allowing us to further reduce our capital expenditure requirements in order to execute on our light-asset distributed manufacturing business model and methodology.

Distributed Manufacturing Methodology

Through our innovative distributed manufacturing methodology, our ECVs are currently manufactured and integrated as vehicle kits by us (in the case of the Metro®) or our manufacturing partners (in the case of our new ECV models), which then can be exported for assembly in our target markets or assembled in assembly facilities and exported as fully assembled vehicles. We currently have relationships with three automotive OEMs in China that manufacture vehicle kits or fully assembled vehicles for export for our new ECV models.

Our ECVs are designed using a “modular” method, allowing for simple assembly processes and eliminating the need for acquiring and maintaining heavy and expensive assembly equipment at the assembly stage. Historically, the majority of our ECVs were either fully assembled for export in our Changxing facility or shipped as vehicle kits for local assembly by our “private label” channel partners for sale in local markets. During 2021, we began utilizing one of our two facilities in Freehold, New Jersey for the trial production of our Logistar™ 400 model. To meet our anticipated demand in the United States, we are in the process of establishing a local assembly facility in Jacksonville, Florida. We expect to begin trial assembling operations at the Jacksonville facility by the end of the second quarter of 2022. We expect the Jacksonville facility to have an annual assembly capacity of at least 10,000 vehicles per year. Additionally, we expect that our acquisition of a 65% equity interest in TME will allow us to expand local assembly capacity in the European Union for production of our European ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®.

Prior to the regionalization of our supply chains, we plan to utilize our facilities in the United States and Europe Union (once operational) to assemble vehicle kits that we manufacture in our facilities in Changxing or that our manufacturing partners will manufacture at their facilities. In the long term, once we have successfully regionalized our supply chains for our various components, we intend to shift manufacturing and assembly of our ECVs for marketing in the United States and the European Union to local facilities in the United States and Germany, respectively.

Our Integrated Supply Chain

We have invested significant time and resources in developing a supply chain capable of providing all of the components and materials necessary to manufacture our ECVs. Our integrated supply chain is comprised of over 300 suppliers located in China and various other countries. Our vehicle designs share many of the same component parts, including the battery module, battery control, motor control and vehicle control, allowing us to achieve significant cost efficiencies in our supply chain. Generally, our suppliers undergo rigorous testing before we onboard them as a supplier, including quality and process auditing, product verification, regulatory compliance and reliability testing. Our suppliers must demonstrate that they can consistently deliver their specialized parts on time, while meeting our quality and product specifications. Many of our components are based on Cenntro-developed designs, and our suppliers are contractually restricted from selling our customized components to any third parties unless we discontinue our purchases from such suppliers.

Currently, materials and components for our Metro® are shipped to our Changxing facilities where we manufacture key components for and vehicle kits of our Metro® model and integrate vehicle kits for assembly and shipment. Components for our new ECV models are shipped directly to our manufacturing partners who manufacture vehicle kits and fully assembled vehicles for such models. Since substantially all of our manufacturing to date has been conducted in China (through both our facilities and those of our manufacturing partners), sourcing our components in China has been more cost-effective than sourcing components outside of China, and we believe it has reduced risks arising from shipping delays and importing inefficiencies.

In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly.

Historically, we have generally obtained components from multiple sources whenever possible, similar to other automotive manufacturers. However, a small number of components used in our ECVs are purchased from a single-source, which we refer to as our single-source suppliers. For example, while several sources for the airbag module in the Metro® are available, we currently have only one supplier for this component. We generally do not maintain long-term agreements with our single-source suppliers. The vast majority of our components have alternative sources and we do not anticipate that finding qualified alternative sources for any particular component, including single-source supplier components, will be a material concern. For our new ECV models, we anticipate that in the short term, we will source substantially all components from single-source suppliers due to volume limitations and efficiency concerns.

We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials and key components fluctuate depending on market conditions and global demand. We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements. There are always risks and uncertainties, however, with respect to the supply of raw materials that could impact their availability in sufficient quantities or reasonable prices to meet our needs. For example, beginning in late 2020, the automotive industry has been subject to a shortage of semiconductors due to a spike in demand and a series of supply chain issues relating to COVID-19.

We have implemented an ERP system to automate our procurement and inventory processes and integrate them with our financial accounting functions. We plan to make additional investments in our management systems to support further growth in our operations. Our current ERP system has multilingual capability and is utilized across the Company by each of our subsidiaries, branches and facilities globally.

Battery Systems

Our ECVs utilize a lithium-ion battery. Currently, all of our lithium-ion batteries for the Metro® are supplied by Zhejiang Gushen Technology Co. Ltd. (Gushen or Godsend), a Chinese battery manufacturer. We expect Godsend to continue to supply substantially all of the batteries for our Metro®; however, we intend to source the batteries for the Logistar™ 200 and 400, Neibor® 150 and 300 and Teemak™ from other suppliers, including suppliers in the United States and the European Union once available. Typically, the battery supplier provides us with a five-year/200,000 kilometers warranty on the batteries we purchase. Our lithium-ion batteries have two ways to charge – slow charging from a regular power outlet, which is only available in ECVs utilizing a low voltage power system (i.e., the Metro®, Neibor® 150 and 300, and Teemak™) and fast charging from an ECV charging station.

ECVs that run on lithium-ion battery electric power can experience battery capacity and performance loss over time, depending on the use and age of the battery. We anticipate the battery capacity in our ECVs will decline over time as the battery deteriorates. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease our ECVs range. For example, depending on the battery chemistry of the specific cells inside a vehicle battery pack, after approximately 1,000 to 1,500 charge and discharge cycles, energy capacity retention is about 80%. In moderate weather conditions, a fully charged battery sitting idle can lose about 2% to 5% of its charge over a 30-day period.

Our Channel Partners and Channel Partner Network

Our channel partner network is a pillar of our business model and further differentiates us from our traditional vertically integrated competitors. We primarily promote and sell our ECVs in North America, the Europe Union and Asia through our channel partner network. Since our business model has historically been primarily “Business-to-Business,” we generally have not directly contracted with the end-users of our ECVs. Substantially all marketing and sales of our ECVs have historically been handled through our channel partners. Though we have conducted some direct sales to dealers, upfitters, governments and other enterprises, and may increase such efforts in the future, we primarily focus our efforts on locating potential business partners who may be interested in joining our channel partner network and act as regional partners in the promotion, sale, distribution and servicing of our ECVs in their local markets.

Our channel partner network includes relationships with two channel partners that sell proprietary versions of our Metro® model under their own brand name. These “private label” channel partners include Ayro, Inc. (“Ayro”) and TME. We also previously had a channel partner relationship with Tropos Technologies, Inc., an affiliate of TME (“Tropos Technologies”). During the year ended December 31, 2021, we terminated our channel partnership with Tropos Technologies.

Pursuant to a manufacturing license agreement, Ayro markets a model ECV called the “411” that we manufacture in China and ship to Ayro in vehicle kits. We own the design of the Ayro 411, which is substantially based on our Metro® model, and license to Ayro the right to market and distribute the licensed product. Ayro assembles the “411” units at their own facilities, then markets and services these vehicles similar to our other channel partners. Ayro currently has exclusive distribution and service rights to the 411 in a number of jurisdictions in the United States.

Pursuant to agreements with TME, during the years ended December 31, 2021, 2020 and 2019, we produced and shipped vehicle kits of a line of proprietary ECV models based on the Metro® called the ABLE. The design of the ABLE includes features that distinguished it from the Metro® and Ayro 411. TME has exclusive rights to market the ABLE in Germany, Austria, Belgium, Luxemburg, Switzerland and Liechtenstein. On March 25, 2022, as previously announced, we completed an acquisition of a 65% equity interest in TME, which we expect will allow us to expand local assembly capacity in the European Union for production of our European ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®.

In our view, we do not compete with our “private label” channel partners for market share. Rather, we view our “private label” channel partners as our customers and distributors. We believe the sale of ECVs that we design and manufacture by our “private label” channel partners enhances the overall market acceptance of ECVs in general and provides us with an additional path to sell our ECVs into a given market. Our “private label” channel partners do not manufacture and distribute the Metro®.

While we develop, design and manufacture ECVs, our channel partners are responsible for marketing, sales, financing, distribution, after-market support and vehicle servicing. Substantially all of our channel partners receive fully assembled ECVs from our facilities; however, our “private label” channel partners also assemble our vehicle kits into fully assembled ECVs. Due to these assembly responsibilities, the “private label” channel partners have historically been the manufacturer of record of our ECVs. Our channel partners, in certain target markets, also are responsible for vehicle homologation.

The length of time it takes to onboard a channel partner is dependent on their role. Onboarding a channel partner typically takes up to one year or as little as six months from contract to sale, depending on their familiarity with ECVs and the types of services they will provide. In contrast, onboarding for “private label” channel partners that assemble and upfit their own branded versions of our ECVs historically can take up to two years from the time that we contract with them until the time they commence selling ECVs as these channel partners need to establish and become familiar with our assembly technology and processes.

We provide a warranty program to our channel partners intended to cover defects in certain parts of our ECVs such as the chassis, brake system, electric systems, battery and power train. Our warranty obligations generally extend for a period of one to two years beginning on the day the ECV is sold to the end-user, unless a longer period is required, for instance pursuant to European regulations. Our “private label” channel partners who currently assemble our ECVs are generally required to indemnify us against claims for any liability that arises due to workmanship by the “private label” channel partners with respect to the Metro®. We believe our channel partners maintain comprehensive liability insurance for defects related our ECVs.

While we generally own all intellectual property rights including patents, patent applications, design rights, trade secrets and technical data related to the design and manufacturing of our ECVs, certain of our channel partners have been granted licenses to use our intellectual property subject to our approval. We have agreed to indemnify our channel partners from third-party claims relating to infringement concerning our intellectual property.

We believe our channel partner network provides significant advantages to us as we are able to outsource the cost of marketing, distribution and maintenance (and in some markets, homologation) to businesses with local know-how in their respective markets and avoid the cost of developing this local know-how. Our channel partner network provides significant advantages to our channel partners because they avoid the time and capital associated with vehicle design, the development of manufacturing processes and the establishment of a supply chain. In addition, our channel partners have access to customized fittings for our ECVs, allowing them to potentially expand their existing market and increase sales.

As of December 31, 2021, we had established business relationships with 20 channel partners in 18 countries, including two “private label” channel partners in the United States and Germany. We expect to add up to 20 additional channel partners by the end of 2022.

For the years ended December 31, 2021, 2020 and 2019, our three largest channel partners represented 74.7%, 81.9% and 72.0% of our total revenue, respectively. For the years ended December 31, 2021, 2020 and 2019, our channel partners purchased approximately 918, 707 and 334 ECVs from us, respectively.

Quality Control

Our quality control efforts are divided between product quality, supplier quality, and channel partner quality. Our product quality and supplier quality efforts are focused on designing and manufacturing products and processes with high levels of reliability. Our product quality engineers work with our engineering team and our suppliers to confirm that the product designs meet functional specifications and durability requirements. Our supplier quality engineers work with our suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time, and on budget. Our quality systems engineers create and manage our systems, such as configuration management and corrective action systems, to help ensure product developers, supply chain managers and production controllers have the requisite product information.

Our channel partner quality control efforts are focused on monitoring the marketing, sales, repair and other processes (including, some limited cases, assembly) to ensure they meet standards. Prior to selling our ECVs, our “private label” channel partners and manufacturing partners undergo performance testing designed to ensure they can assemble our ECVs correctly, timely and otherwise to standards mandated by the respective countries in which the ECVs are sold. We conduct routine monitoring and compliance audit activities to make sure such channel partners (and manufacturing partners) continue to meet our standards once in operation.

Facilities

We currently lease six facilities located in the United States, Germany and China. One of our existing United States facilities located in Freehold, New Jersey, is approximately 9,750 square feet and is used primarily for the trial production of our Logistar™ 400 model and warehousing. Our second existing facility in Freehold, New Jersey is approximately 2,600 square feet and is used as our corporate headquarters. Our two China facilities are located in Hangzhou and Changxing, China. Our Changxing facility is approximately 165,800 square feet, and is primarily used for engineering, production of vehicle kits of the Metro® and assembly of certain ECV models for export and logistics operations. Our Hangzhou facility is approximately 15,456 square feet, and is primarily used as regional headquarters, as well as for research and development, supply-chain management, and sales operations. In January 2022, we established a European Operations Center in Dusseldorf, Germany, which provides marketing support, after-market support and spare-parts warehousing for the European market. Our European Operations Center is approximately 27,220 square feet. We are also in the process of establishing a local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Teemak™ for distribution to our channel partners for sales in the North American market. We expect to begin trial assembling operations at the Jacksonville facility by the end of the second quarter of 2022. In addition, in connection with our acquisition of a 65% equity interest in TME, we have access to TME’s facility in Herne, Germany, where we expect to expand local assembly capacity in the European Union for production of our European ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of December 31, 2021, we had 134 discovery patents, nine design patents and 104 innovation patents granted by the Chinese Patent Office, and 11 innovation patent applications and 40 discovery patent applications pending in the Chinese Patent Office, covering our technological innovations relating to power systems, vehicle electronics and structure, production processes and other new technologies. All of our patents are granted under PRC law and have not been given reciprocal treatment and protection under the laws of either the United States or the European Union. Our issued patents will begin to expire in April 2024. We intend to continue to file additional patent applications with respect to our innovation and know-how.

Seasonality

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our ECVs. Demand for vehicles in the automotive industry in general typically decline over the winter season, while sales are generally higher during the spring and summer months. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Usually, any unexpected severe weather conditions in some markets may impact demand for our vehicles.

Competition

With the expected growth of last-mile delivery and city delivery services, new regulatory requirements for vehicle emissions, technological advances and shifting consumer demands, we expect increased competition in the ECV market. For example, Workhorse and Daimler have introduced their first light-duty ECV models in the United States, and Rivian, Nikola, Via, Nissan, Ford and GM are expected to launch light-duty ECVs in the United States in the next several years. The European light-duty commercial market is more developed, with light-duty ECV models currently being sold by Fiat Group, Renault, DHL, Piaggio, StreetScooter and other vehicle manufacturers. We believe the primary competitive factors between companies in the light- and medium-duty ECV market include:

•	Total cost of ownership (including lower up-front costs);

•	Availability of proprietary charging network;

•	Product performance and uptime;

•	Vehicle quality, reliability and safety;

•	Technological innovation; and

•	Service options.

Traditional ICE manufacturers and new entrants in the ECV market may have higher brand name recognition, greater capital resources and longer operating histories than we do. Nonetheless, we believe we have the benefit of lower operating costs to our end-users as well as superior core technology, which we believe are advantageous when introducing new technology. We cannot provide assurances that our competitors will not build ECVs that favorably compete with our ECVs, or that end-users will choose our ECVs over those of our competitors.

Governmental Regulations

Vehicle Safety and Testing Regulations and Standards

United States

Our ECVs are subject to, and are designed to comply with, numerous regulatory requirements and industry standards established by the U.S. Department of Transportation (“DOT”), National Highway Traffic Safety Administration (“NHTSA”). These include early warning reporting requirements regarding warranty claims, field reports, death and injury reports; foreign recalls; owner’s manual requirements; and various Federal Motor Vehicle Safety Standards (“FMVSSs”), established by the NHTSA.

Examples of the FMVSSs that apply to our vehicles include:

•	FMVSS No. 210 (Seat Belt Assemblies and Anchorages) — Performance and equipment requirements to provide effective occupant protection by restraint and reducing the probability of failure.

•	FMVSS No. 302 (Flammability of Interior Materials) — Burn resistance capabilities of materials used in the occupant compartments of motor vehicles.

•	FMVSS No. 305 (Electrolyte Spillage and Electrical Shock Protection) — EV safety and battery retention following specified crash tests.

In addition to the FMVSSs, we also design our vehicles to meet the requirements of the DOT’s Motor Carrier Safety Administration, which has numerous Federal Motor Vehicle Carrier Safety Requirements that apply to our vehicles. These include specifications and requirements applicable to auxiliary lamps, speedometers, and step, handhold and deck placement.

European Union

Our ECVs sold in the European Union require type approval to confirm that they meet a minimum set of regulatory, technical and safety requirements. Our ECVs are subject to the European Community Whole Vehicle Type Approval framework regulations set out in EU Regulation 168/2013, which applies to L7 vehicles, and EU Regulation 2018/858, which applies to certain vehicles of Categories M, N and O, including the N1, which applies to light vehicles. We sell the Metro® in the European Union under the N1 Small Series Type Approval, the Neibor® 150 under the L7e type approval and the Logistar™ 200 under the N1 type approval.

Our ECVs, once approved by the EU Approval Authority, receive a certificate of conformity, which is used to demonstrate compliance with the applicable type approval requirements during the vehicle registration process. Any vehicle with a certificate of conformity can be sold throughout Europe with no further regulation requirements.

Given the ECV industry is rapidly developing, requirements and regulations are likely to change over time and in various countries to which we import our ECVs for sale or assembly. It may be expensive or time consuming to comply with any changes to these requirements.

The UK has adopted the EU requirements post-Brexit, so in addition to European Type Approval we need to obtain a UK National Type Approval for vehicles imported to or assembled in the UK. Applications may be based on an existing valid EU type approval. No additional testing is required and the technical requirements are the same as for the EU market. We sell the Metro® into the UK under N1 Type Approval. We intend to obtain the applicable approval for the EU and UK markets as needed.

EPA Emissions and Certificate of Conformity

The U.S. federal Clean Air Act requires that we obtain either a Certificate of Conformity issued by the EPA or a California Executive Order issued by the California Air Resources Board (“CARB”) with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards, and an Executive Order from CARB is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. Manufacturers who sell vehicles in violation of these standards may be subject to penalties of up to $37,500 per violation, as well as product recall and corrective action requirements.

Battery Safety, Testing, Transportation, and Recycling

Our ECVs contain battery packs, the cells of which are composed mainly of lithium-ion. Our ECVs are designed to meet International Organization for Standardization standards for battery systems and electrically propelled road vehicles. The latter standards address aspects of in-vehicle safety, connecting to external power supplies, conductive charging, battery pack enclosure protection from effects due to the ingress of water, and vibration, thermal-cycling, overcharge, and thermal control testing for lithium-ion battery packs and systems.

United States

Our battery pack shipments comply with regulations governing the transport of “hazardous materials” in the United States and “dangerous goods” in the European Union. In the United States, the governing regulations, are promulgated by the Pipeline and Hazardous Materials Safety Administration at 49 C.F.R. Parts 171–180 and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The latter form the basis for the EU regulations regarding the transportation of lithium-ion batteries. Under both regulatory regimes, packaging requirements vary based on the mode of transportation: e.g., ocean vessel, rail, truck, or airplane.

Our battery packs are designed to meet the compliance requirements of the UN Manual of Tests and Criteria, so that our battery packs and vehicles may be shipped by any method. These tests include:

•	Altitude simulation — Simulating air transport;

•	Thermal cycling — Assessing cell and battery seal integrity;

•	Vibration — Simulating vibration during transport;

•	Shock — Simulating possible impacts during transport;

•	External short circuit — Simulating an external short circuit; and

•	Overcharge — Evaluating the ability of a rechargeable battery to withstand overcharging.

The lithium-ion battery packs include packaging containing trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under U.S. federal law. Moreover, lithium-ion batteries themselves may present risks to human health and the environment – including fire hazards – if improperly disposed. Our potential liability for such risks is not eliminated by virtue of our distributed manufacturing methodology. Therefore, consistent with the approach of certain traditional, vertically integrated ECV manufacturers, we intend to perform product stewardship in the form of a “take-back” program to return potentially harmful materials into the circular economy. Specifically, we intend to enter into a service agreement with a third-party vendor with advanced direct cycling technology to recycle our lithium-ion batteries.

European Union

The EU has specific regulations on batteries and the disposal of batteries to minimize the negative environmental effects of batteries and hazardous waste.

The EU Battery Directive is intended to reduce mercury, cadmium, lead and other metals in the environment by minimizing the use of these substances in new batteries and treating and re-using old batteries. The EU Battery Directive applies to all types of batteries except those used to protect European Member States’ security, for military purposes, or sent into space. To achieve these objectives, the EU Battery Directive prohibits the marketing of some batteries containing hazardous substances. Among other things, it establishes quantified collection and recycling targets and product labeling requirements. We currently ship our ECVs pursuant to the requirements of the EU Battery Directive. Our current estimated costs to comply with this directive is not significant. However, we continue to evaluate the impact of this directive as European Union member states implement guidance, and actual costs could differ from our current estimates.

In December 2020, the European Commission adopted a proposal to revise the EU Battery Directive. The proposal is designed to modernize the EU’s regulatory framework for batteries to secure the sustainability and competitiveness of battery value chains. It could introduce mandatory requirements on sustainability (such as requiring responsible sourcing of raw materials, restrictions on the use of hazardous substances, carbon footprint rules, minimum recycled content targets, performance and durability criteria), safety and labelling for the marketing and putting into service of batteries, and requirements for end-of-life management including to facilitate the repurposing of industrial and electric-vehicle batteries as stationary energy storage batteries. The proposal also includes due diligence obligations for economic operators in regard to the sourcing of raw materials.

The RoHS Directive places restrictions on the use of certain hazardous substances in electrical and electronic equipment. All applicable products sold in the European Union market after July 1, 2006 must comply with the RoHS Directive. While this directive does not currently affect our ECVs in any meaningful way, should any changes occur in the RoHS Directive that would affect our ECVs, we will need to comply with any new regulations that are imposed.

PRC

China has implemented several regulations, policies and measures to regulate the batteries used in ECVs, which cover the security standards, recycling activities and other specifications. For example, the PRC Battery Measures regulate the recycling and disposal of end-of-life batteries for new energy vehicles. The PRC Battery Measures provide that manufacturers of new energy vehicles must take primary responsibilities of the recycling of batteries and are required, for instance, to transfer batteries that have been damaged during manufacturing to vendors that provide recycling services, and to maintain records of the vehicles they have manufactured, the identification codes of the batteries incorporated into the vehicles, and the owners of the vehicles. The batteries used in our ECVs are also subject to a number of national standards in China, including functional safety requirements and testing methods for the battery management system of electric vehicles.

Our noncompliance with any of these regulations may materially and adversely affect our operations or financial condition.

Government Subsidies for ECVs

Greenhouse Gas (“GHG”) Compliance Credits and Nitrogen Oxide Emission Standards

The EPA’s GHG emissions regulatory framework provides for aggregate emissions targets and a system of tradable GHG compliance credits. Automakers that surpass aggregate emissions targets may trade GHG compliance credits with automakers who cannot meet such targets. In connection with the delivery and placement into service of our zero-emission vehicles, we or our channel partners in the United States may earn such tradable GHG compliance credits These credits may be sold to other manufacturers who do not comply with emissions reduction standards. For example, EPA regulations require vehicle manufacturers to meet the nitrogen oxide emission standard for each type of vehicle produced. These emission standards  have become stricter over time, increasing the difficulty for conventional diesel vehicles to meet the standard. It is expected that manufacturers of diesel trucks will need to purchase GHG compliance credits to cover their emission deficit. We do not currently have any agreements with third parties to trade GHG compliance credits but plan to enter into such agreements as our production and sales in the United States grow.

Various states have their own systems for accumulating and trading GHG compliance credits, which generally resemble EPA’s. For example, California’s Low-Emission Vehicle Regulations, and similar laws in other states, require vehicle manufacturers to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. These laws provide that a manufacturer of zero emission vehicles may earn credits and that they may sell excess credits to other manufacturers who are not in compliance with emissions-related regulatory requirements. Currently, eleven states, besides California, have established such programs: Colorado, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island, Vermont and Washington. As a manufacturer of zero emission vehicles, we plan to pursue paths to potentially earn tradable credits on each Logistar™ 400 vehicle (once homologated) sold in California and these other states, to the extent permitted by applicable laws.

Environmental Regulations

Operations and facilities involved in the manufacture of our ECVs are subject to extensive environmental, safety and health (“EHS”) regulations. Moreover, the general trend over the past few decades has been for EHS requirements to become more stringent over time. The laws and regulations to which our operations and facilities are subject govern, among others, the storage, handling, treatment, transportation, and disposal of hazardous materials and hazardous wastes; wastewater and air emissions; resource conservation and recovery; the protection of natural resources and endangered species; and the remediation of environmental contamination. Compliance with environmental laws and regulations, including permitting requirements, is an important aspect of our ability – as well as that of our channel partners – to continue our operations both in the United States and in other markets. Violations of EHS laws and regulations or permits may result in substantial governmental enforcement, civil penalties, criminal fines, and orders to cease operations or to conduct or pay for corrective action. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the primary U.S. federal remedial statute, any party that contributes to an unauthorized release of hazardous substances at a contaminated site may be jointly and severally liable for the full range of remedial and governmental oversight costs associated with the cleanup. In addition to statutory liability, noncompliance with EHS laws and releases of hazardous substances, materials, or wastes may give rise to toxic tort claims, which in theory could result in material liabilities. As we expand our local assembly capabilities in our target markets, we expect our environmental liability exposure to increase. This may require us to spend additional capital resources on environmental compliance matters. Pursuant to the Environmental Protection Law of the PRC, which was adopted on December 26, 1989 and amended on April 24, 2014, effective on January 1, 2015, any entity which discharges pollutants must adopt measures to prevent and treat waste gas, waste water, waste residue, medical waste, dust, malodorous gas, radioactive substances generated in manufacturing, construction or any other activities as well as environmental pollution and hazards such as noise, vibration, ray radiation, electromagnetic radiation etc. Environmental protection authorities impose various administrative penalties on entities in violation of the Environmental Protection Law, including warnings, fines, orders to rectify within a prescribed period, cease construction, restrict or suspend production, make recovery, disclose relevant information or make an announcement, or seize and confiscate facilities and equipment which cause pollutant emissions, the imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, pursuant to the Civil Code of the PRC, which was adopted on May 28, 2020, and became effective on January 1, 2021, in the event of damage caused to others as a result of environmental pollution and ecological destruction, the actor will bear tortious liability. In the event a party, in violation of laws and regulations, intentionally pollutes the environment or damages the ecology, thereby causing serious consequences, the infringed party is entitled to claim appropriate punitive damages. Any violations of the Environmental Protection Law or the Civil Code could expose us to liabilities including fines and damages that could impact our business, prospects, financial condition and operating results.

The EU end-of-life vehicle (“ELV”) regulations ensure manufacturers design, produce and manage their vehicles to reduce waste and maximize material recovery at the point a vehicle is dismantled. For applicable vehicles, we believe we comply with applicable ELV regulations and intend to rely on third party recyclers to recycle ELVs manufactured by us.

Data Security Regulation

International jurisdictions have their own data security and privacy legal framework with which companies or their customers must comply. The collection, use, storage, transfer, and other processing of personal data regarding individuals in the European Economic Area is governed by the GDPR, which came into effect in May 2018. It contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other things, the GDPR regulates transfers of personal data subject to the GDPR to countries outside of the European Union that have not been found to provide adequate protection to such personal data, including the United States. The European Data Protection Board has issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. These additional measures may require us to expend additional resources to comply.

The GDPR also introduced numerous privacy-related changes for companies operating in the European Union, including greater control for data subjects, increased data portability for EU consumers, data breach notification requirements and increased fines. Fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain GDPR requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions but also to transfers of information between us and our subsidiaries, including employee information.

The European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life, in contrast to the GDPR, which focuses on protection of personal data. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements to use communications content and metadata and other data collected from connected devices and physical objects, including our ECVs which are fitted with networking devices.

Following the UK’s exit from the European Union, the GDPR was transposed into UK law (“UK GDPR”) and is supplemented by the UK Data Protection Act 2018. As a result, the UK GDPR will not automatically incorporate any changes made to the GDPR going forward (which would need to be specifically incorporated by the UK Government). At present, the GDPR and the UK GDPR are broadly similar and have parallel regimes, which have not yet diverged significantly. However, the UK Government has launched a public consultation on proposed reforms to the data protection framework in the UK. This may lead to future divergence and variance between the two regimes.

China has laws relating to the supervision of data and information protection. The Cybersecurity Law regulates the activities of “network operators,” which include companies that manage any network under PRC jurisdiction. The Cyber Security Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. As such, certain of our PRC subsidiaries may be regarded as network operators under the Cybersecurity Law, since our ECVs are fitted with networking devices. The Cybersecurity Law requires that the collection of personal data is subject to consent by the person whose data is being collected. Any violation of the Cyber Security Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

On June 10, 2021, China enacted the DSL, which became effective as of September 1, 2021. The DSL introduces several changes and new features to data security regulation and a comprehensive data security regime, which authorizes national departments to conduct stricter supervision of data in China. For example, the PRC government will establish a catalogue of crucial data categories and promulgate stricter regulations over the protection of such crucial data listed in the catalogue. The DSL also will introduce the concept of “National Core Data,” which refers to data related to, among other topics, national security, the PRC economy, and significant public interests, and provides that stricter regulations may be imposed on such National Core Data. The cross-border transfer of domestic data as required by non-PRC judicial or enforcement authorities is also subject to the approval of competent Chinese authorities.

Compliance with the GDPR, the UK GDPR, the new ePrivacy Regulation, as well as the Cybersecurity Law and DSL in China, may involve substantial operational costs or require us to change business practices. While we have not had a substantial presence in the European Union historically, in January 2022, we opened our European Operations Center in Dusseldorf, Germany and, in March 2022, we acquired a 65% equity interest in TME. As a result, we may be required to comply with certain provisions of the GDPR and the new ePrivacy Regulation (once effective). As a result, we may need to undertake an update of certain of our business practices, including (i) updating internal records, policies and procedures; (ii) updating publicly facing privacy notices and consent mechanisms, where required; (iii) implementing employee privacy training; (iv) appointing an individual responsible for privacy compliance; (v) implementing an inter-group data transfer agreement; (vi) reviewing/updating contracts with vendors that process data on our behalf, and (vii) implementing an audit framework. Furthermore, if we begin selling our ECVs directly to end-users in the European Union, UK or China, we would likely be required to comply with additional regulatory requirements. To the extent we become subject to any such regulations, our noncompliance could result in proceedings by governmental entities, customers, data subjects or others and may result in fines, penalties, and civil litigation claims.

We have developed data retrieving and interfacing capabilities, which enable our end-users to collect, use and store user-specific data as they desire. End-users can utilize this data to, for instance, monitor vehicle and driver’s behavior to manage fleet activities. Leasing or insurance company could also potentially use this data, with permission from end-users.

With the permission of the end-users of the vehicles, between 2017 and 2021, we received data collected from approximately 950 Metro® units that we put into service through a company affiliated with our former parent company, CAG Cayman, in the Chinese market. This data included vehicle-specific data collected for operational analysis, which we used to make improvements in the quality and durability of such components. We enable end-users to collect, store and analyze data using tools that we have developed but we do not have access to this end-user collected data unless we request and receive access from the end-user. We do not currently collect, use or store any vehicle-specific or driver-specific data in any region and do not intend to do so in the future.

PRC Intellectual Property Law

Pursuant to the Patent Law of the PRC and the Implementation Regulations for the Patent Law of the PRC, each as amended, the patent system of the PRC adopts the principle of “first to file,” where two or more applicants have made their respective application for patent for the same invention-creation, the patent rights will be granted to the applicant who has filed first. Inventions and utility models for which patent rights are granted are required to possess novelty, creativity and practicality. The duration of patent rights for an invention is 20 years, the duration of patent rights for a utility model is 10 years and the duration of patent rights for a design is 15 years, commencing from the filing date. Implementation of a patent without licensing of the patentee constitutes an infringement of patent rights. Our issued patents will begin to expire in April 2024.

The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001, 2010 and 2020, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works (which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software), whether published or not. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Pursuant to the Trademark Law of the PRC and the Implementation Regulations for the Trademark Law of the PRC, each as amended, the Trademark Bureau of the Administration for Industry and Commerce Department of the State Council is in charge of trademark registration and administration nationwide. In order for a trademark to be registered, it must possess distinctive characteristics to facilitate identification and cannot conflict with prior legitimate rights obtained by others. A registered trademark is valid for 10 years, commencing from the date of registration. Upon expiry of the validity period of a registered trademark, where the trademark registrant intends to continue using the trademark, the registrant must complete renewal formalities to extend the validity period for an additional 10 years.

PRC Foreign Exchange Laws

The Foreign Exchange Control Regulations of the PRC, as amended, is the main regulation of foreign exchange management in the PRC. Pursuant to Foreign Exchange Control Regulations of the PRC, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or their designated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

Loans by Foreign Companies to PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise, or FIE, is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the People’s Bank of China (the “PBOC”) promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretion. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with the SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with the SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, the PBOC and the SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this Annual Report, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Regulation of Dividend Distributions under PRC Law

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013 and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

PRC Regulations on Employment and Social Welfare

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the noncompliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Taxation Administration would become solely responsible for collecting social insurance premiums.

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Human Capital Resources and Employees

Our human capital resource objectives include attracting, developing, and retaining personnel and enhancing diversity and inclusion in our workforce to foster community, collaboration, and creativity among our employees, and support our ability to grow our business. To facilitate these objectives, we seek to foster a diverse, inclusive, and safe workplace, with opportunities for employees to develop their talents and advance their careers.

We also strive to create a culture that allows our employees to explore their innovativeness and entrepreneurship and an environment where inspired people thrive in a convergence of technology and design. We encourage our employees to think creatively, act collaboratively, and use technology and data to solve problems. Our management team’s sense of mission, long-term focus and commitment to our core values are central to our success.

As of March 1, 2022, we had 213 full-time employees, including 18 in management, 28 in research and development, 34 in supply chain operations, 18 in marketing, 63 in manufacturing/engineering, 15 in quality assurance, 18 in finance and 19 in corporate affairs. A total of 154 employees are located in our manufacturing and design facilities in China, 42 employees are based in our facilities in Germany and 17 employees are based in the United States. None of our employees are currently represented by labor unions or are covered by a collective bargaining agreement with respect to their employment. We enter into standard labor contracts with our Chinese employees. We also enter into standard confidentiality agreements with certain of our employees that contain non-compete restrictions. We believe we maintain  good relationships with our employees and have not experienced any major labor disputes.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, maternity, medical, work-related injury and unemployment benefit plans.

C. Organizational Structure

Subsidiary Information

Set forth below is the primary business and domicile of each of our subsidiaries:

•
Cenntro Automotive Corporation, a Delaware corporation, is our current operating subsidiary in the United States. CAC’s operations include corporate affairs, administrative, human resources, global marketing and sales, after-market support to our channel partners, homologation and quality assurance. CAC also leases and operates our facilities in Freehold, New Jersey, our corporate headquarters, and our Jacksonville, Florida facility, where we plan to assemble our vehicles from vehicle kits for the North American market.

•	Cenntro Electric Group, Inc., a Delaware corporation, is a non-operating holding company.

•	Naked Brand Group, Inc., a Nevada corporation, is currently a non-operating holding company.

•	Naked, Inc., a Nevada corporation, is currently a non-operating company.

•
Cenntro Automotive Group Limited, a Hong Kong private company limited by shares, is a non-operating, investment holding company, which holds the share equity in all of our PRC subsidiaries and Simachinery Equipment (as defined below).

•
Hangzhou Cenntro Autotech Co., Ltd., a PRC limited liability company (“Autotech”), is one of our operating subsidiaries in China. Operations under Autotech include vehicle and technological developments, homologation (in certain instances), regulatory compliance, quality assurance, and the holding of material assets in Hangzhou, China.

•
Hangzhou Hengzhong Tech Co., Ltd., a PRC limited liability company (“Hengzhong Tech”), is one of our operating subsidiaries in China. Operations under Hengzhong Tech include supply procurement, vendor qualification and auditing, component quality assurance and certification, and component development.

•
Hangzhou Ronda Tech Co., Ltd., a PRC limited liability company (“Ronda”), is one of our operating subsidiaries in China. Operations under Ronda include corporate affairs, administrative, human resources, global marketing and sales, and after-market support to our channel partners.

•
Shengzhou Cenntro Machinery Co., Ltd., a PRC limited liability company (“Shengzhou Machinery”), is currently dormant. Prior to our sale of the land and facility in Shengzhou, China in 2020, Shengzhou Machinery owned and operated our Shengzhou manufacturing facility, where it manufactured key components for the Metro® and assembled vehicle kits and full vehicles. In May 2021, Shengzhou Machinery ceased these operations.

•	Simachinery Equipment Limited, a Hong Kong private company limited by shares (“Simachinery Equipment”), is the non-operating, investment holding company of Zhejiang Sinomachinery (as defined below).

•
Tropos Motors Europe GmbH (TME), a German limited liability company, is an operating company in which the Company acquired a 65% equity interest in March 2022. Prior to the acquisition, TME assembled, marketed and sold a branded version of the Metro® called ABLE that it purchased from the Company. TME operates a local assembly facility in Herne, Germany, which the Company expects to utilize in expanding its local assembly capacity for various ECV models for the European market.

•
Zhejiang Sinomachinery Co., Ltd., a PRC limited liability company (“Zhejiang Sinomachinery”), is one of our operating subsidiaries in China. Zhejiang Sinomachinery’s operations focus on the development and maintenance of our supply chains and the development of our Logistar™ model.

•
Zhejiang Cenntro Machinery Co., Ltd., a PRC limited liability company (“Zhejiang Machinery”), is one of our operating subsidiaries in China. Operations under Zhejiang Machinery include leasing our facility in Changxing, China and assembling our Metro® model vehicle kits and fully assembled vehicles. Zhejiang Machinery currently performs the role that Shengzhou Machinery performed prior to the sale of our facility in Shengzhou in 2020.

•
Zhejiang Tooniu Tech Co., Ltd., a PRC limited liability company (“Tooniu”), is one our operating subsidiaries in China. Tooniu’s operations focus on the development of off-road electric utility vehicles. Tooniu is responsible for the development and supply of the Teemak™ vehicle and vehicle kits to our channel partners.

•
Zhejiang Xbean Tech Co. Ltd. is a PRC limited liability company (“Zhejiang Xbean”) and is currently dormant. Zhejiang Xbean’s operations historically focused on the design, manufacture and sale of certain smaller ECV models that are not material to our business. Zhejiang Xbean ceased operations in early 2021.

D. Property, Plants and Equipment

The disclosure with respect to the Company’s facilities set forth under “⸻Business Overview⸻Facilities” above is incorporated by reference herein.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our Audited Financial Statements for the fiscal year ended December 31, 2021 and the audited combined financial statements of Cenntro for the fiscal years ended December 31, 2020 and 2019, and related notes included herein, in each case. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Introduction

We are a designer and manufacturer of light- and medium-duty ECVs. Our purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. As of December 31, 2021, we have sold or put into service more than 3,740 units of the Metro® in over 25 countries across North America, Europe and Asia. Our first ECV model, the Metro®, has been driven over seven million miles by commercial end-users in China alone. We also introduced four new ECV models to serve the light- and medium-duty market beginning in the fourth quarter of 2021. Our mission is to leverage our technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software and “smart driving” to become a technology leader in the ECV market.

We have established an asset-light, distributed manufacturing business model through which we can distribute our unique modular vehicles in vehicle kits for local assembly in addition to fully assembled vehicles. Each of our vehicle models has a modular design that allows for local assembly in small factory facilities that require less capital investment. We manufacture our own vehicle kits for the Metro® in our facilities in China and leverage the economies of scale of our manufacturing partners in China to manufacture vehicle kits and/or fully assembled vehicles for our new ECV series. We believe our distributed manufacturing methodology allows us to execute our business plan with less capital than would be required by the traditional, vertically integrated automotive model and, in the long-term, drive higher profit margins.

 Our distributed manufacturing model allows us to focus our efforts on the design of ECV models and related technologies while outsourcing various portions of the manufacturing, assembly and marketing of our vehicles to qualified third parties, allowing the Company to operate with lower capital investment than traditional vertically integrated automotive companies. We outsource the vast majority of the marketing of our vehicles to third parties that refer to as our “channel partners.” For the last several years, we relied substantially on private label channel partners to assemble the Metro® from vehicle kits that we manufactured in our facilities. With the introduction of our new ECV models, we have begun the process of shifting the manufacturing of our vehicle kits and in some cases fully assembled vehicles to third party OEM manufacturing partners and, in the case of vehicle kits, assembling in our own facilities in North America and Europe. Our relationships with such third parties, our “manufacturing partners,” have allowed us to forego expensive capital investments in our own facilities and operate within our historic working capital limitations.

We began pilot production of our first-generation, U.S. Class 1 (0–6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 units in over 25 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing ICE designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain and relationships with component vendors and our growing channel partner network, we believe we are in position for larger scale production and distribution of the Metro®.

Since our inception, we have invested resources in the research and development not only of ECV design and manufacturing processes, but also in digitally enabled components, intra-vehicle communication, vehicle control and vehicle automation, or what we collectively refer to as “vehicle digitization.” We have developed a prototype system-on-chip (which we sometimes refer to as an “SOC”) for vehicle control and an open-platform, programmable chassis, with potential for both programmable and autonomous driving capabilities. We have also designed and developed in-house a proprietary telematics box, sometimes referred to as a T-Box, which allows our ECVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, among others, to end-users. Additionally, our engineers have worked closely with certain of our qualified suppliers to co-design digitally enabled components in areas such as steering, braking, acceleration and signaling.

The electrification of the global automotive industry has been a major policy focus of governments worldwide. Certain countries, such as the United States, China, Canada, Germany and various other European countries, have announced aggressive EV initiatives designed to reduce carbon emissions, through the replacement of fossil fuels, and have begun incentivizing the development and sale of ECVs through government subsidy programs.

Expand Our Channel Partner Network and Assembly and Supporting Facilities

As of December 31, 2021, we have established business relationships with 20 channel partners in 18 countries, including the United States, Germany, Korea, Spain, Italy and Mexico. We plan to expand our channel partner network and increase the number of our assembly facilities. As our channel partner network and Cenntro facility footprint grows, we expect to penetrate a broader segment of the global market and increase our sales volume and product offerings. We expect to add up to 20 additional channel partners in 2022.

During 2021, we began utilizing one of our two facilities in Freehold, New Jersey for the trial production of our Logistar™ 400 model. We also have established a European Operations Center in Dusseldorf, Germany, which provides marketing support, after-market support and spare-parts warehousing for the European market, as well as warehousing services with a logistics company in Budapest, Hungary to house spare parts for our ECVs. We are also in the process of establishing a local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Teemak™ for distribution to our channel partners for sales in the North American market. We expect to begin trial assembling operations at the Jacksonville facility by the end of the second quarter of 2022. We believe having a local assembly facility in Germany will provide us with access to well-established hardware and logistics systems and trained personnel. We expect that our acquisition of a 65% equity interest in TME will allow us to expand local assembly capacity in the European Union for production of our EU ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®.

We believe that augmenting our channel partner network, assembly facilities and support centers together with regionalizing our supply chain will enhance brand recognition, provide economic advantages and reduce time to market for our ECVs.

Regionalize Manufacturing and Supply Chain

We plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs, such as vehicle frames and battery packs, in the geographic markets in which our ECVs are sold. In the long-term, through our deep supply chain development know-how, we plan to geographically expand our supply chain to support our planned growth. More specifically, we intend to establish supply chain relationships in North America and the European Union to support our manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing our components and spare parts from China. We believe we can reduce the overall cost of ECV assembly in certain geographical markets by shifting to a “merge in transit” model, whereby component shipments from suppliers, including local market suppliers, are consolidated at our local assembly facilities for final ECV assembly, in contrast with our current model which integrates all components into vehicle kits or fully assembled vehicles in our manufacturing facilities in China or our manufacturing partners’ facilities. We believe that investing in the regionalization of our manufacturing and supply chain can ultimately provide significant benefits to us and our channel partners. We believe sourcing our ECV components and manufacturing, assembling and selling our ECVs regionally can help us reduce costs associated with import/export taxes and shipping, further reducing vehicle production costs. In addition, we believe that regionalizing our manufacturing and supply chain will help support and strengthen our brand in the markets in which our ECVs are sold, as our operations become integrated into those markets.

Acquisition of Majority Interest in TME

On March 5, 2022, we  entered into a Share and Loan Purchase Agreement (the “Purchase Agreement”) with Mosolf SE & Co. KG, a limited liability partnership incorporated under the laws of Germany (“Mosolf”), pursuant to which Mosolf agreed to sell to us (i) 65% of the issued and outstanding shares (the “TME Shares”) in TME, and (ii) 100% of the shareholder loan (the “Shareholder Loan”) which Mosolf previously provided to TME (the “TME Transaction”).

The TME Transaction closed on March 25, 2022. At the closing of the TME Transaction, we paid Mosolf €3,250,000 (or approximately USD$3.6 million) for the purchase of the TME Shares and €11,900,000 (or approximately USD$13.0 million) for the purchase of the Shareholder Loan, for total aggregate consideration of €15,150,000 (or approximately USD$16.6 million). An aggregate of €3,000,000 (or approximately USD$3.3 million) of the purchase price is held in escrow to satisfy amounts payable to any of the buyer indemnified parties in accordance with the terms of the Purchase Agreement.

Relocating Accounting Functions

Historically, substantially all of our accounting oversight and consolidation functions were conducted in China. However, we are in the process of taking measures to relocate certain critical accounting functions to the United States. We intend to migrate and maintain critical operational, technical and financial data and accounting records in our U.S. headquarters in New Jersey, United States. During the year ended December 31, 2021, we hired a controller for our North American operations. In the first quarter of 2022, we started planning the implementation of an industry standard ERP system that we intend to be the platform for our global financial operations and reporting system. We plan to continue strengthening critical accounting functions in North America in 2022.

Material Weakness in Internal Control Over Financial Reporting

Prior to the closing of the Combination, Cenntro was a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting in accordance with the requirements applicable to public companies. As a private company, historically Cenntro had not retained a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters under U.S. GAAP.

During the preparation of its 2019 and 2020 financial statements, Cenntro’s management identified a material weakness in its internal control over financial reporting. Specifically, Cenntro did not historically have adequate accounting staff generally in its finance and accounting department, particularly with respect to (i) the preparation of financial statements prepared in accordance with U.S. GAAP and the inclusion of proper disclosures in the related footnotes, and (ii) the design, documentation and implementation of internal controls surrounding risk management and financial reporting processes. During the preparation of the Company’s consolidated and combined financial statements for the year ended December 31, 2021, management reassessed the Company’s internal control over financial reporting. Although controls and supervision over risk management and financial reporting processes have improved, management has concluded that the Company continues to have this material weakness in its internal control over financial reporting.

Management has taken and is continuing to take actions to remediate this material weakness and is taking steps to strengthen our internal control over financial reporting and risk management. In April 2021, we hired an experienced Chief Financial Officer, Mr. Edmond Cheng and, as a result of the Combination, internal control over financial reporting and risk management is now overseen by an audit committee with significant experience in overseeing the preparation of financial statements in accordance with U.S. GAAP and compliance with SEC reporting requirements. In addition, we intend to hire additional personnel with greater familiarity with U.S. GAAP and SEC reporting requirements. With the assistance of outside consultants, we plan to (i) further develop and implement formal policies, processes and documentation procedures relating to our financial reporting as well as (ii) address the accounting function’s staffing needs and training and strengthen our internal control processes. This material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded that these controls are effective.

Key Factors Affecting Operating Results

Impact of COVID-19 Pandemic on the Company

The COVID-19 pandemic and associated containment measures have caused economic and financial disruptions globally, affecting regions in which we sell our ECVs and conduct our business operations. We are unable to predict the full impact the pandemic may have on our results of operations, financial condition, liquidity, and cash flows due to numerous uncertainties, including the progression of the pandemic, governmental and other responses, as well as the resulting supply shortages and macroeconomic impacts, including price inflation. In addition, new variant strains of COVID-19 have emerged in different locations around the world, including the Omicron variant and its new subvariants. The impact of the Omicron subvariants and other COVID variants cannot be predicted at this time and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against new variants and the response by governmental bodies and regulators.

We are also unable to predict the extent of the impact of the pandemic on our customers, suppliers, and other partners, which could materially adversely affect demand for our ECVs and our results of operations and financial condition. For the years ended December 31, 2021 and 2020, the COVID-19 pandemic contributed to uncertainty in the demand environment for our ECVs. Our business was adversely affected by supply constraints resulting from the pandemic that affected the timing of shipments of certain components and ECVs in desired quantities or configurations. During the early stages of the pandemic, our facilities were completely closed for more than one month, our ability to ship into the European Union was halted and we had no new orders for our ECVs between March 2020 through October 2020. Additionally, the pandemic negatively impacted our channel partner network, including opportunities to grow the network, and most of our channel partners at least temporarily shut down their businesses. During the year ended December 31, 2021, our business was negatively impacted by the resurgence of COVID-19. Our supply chains and manufacturing were impacted by lock-downs and containment measures implemented by local governments. As a result, production lead times for our existing models as well as the release dates of our new models were extended. Additional COVID-related precautionary measures taken at ports have resulted in delays in customs clearing.

Measures taken to contain the COVID-19 pandemic, such as travel restrictions, quarantines, shelter-in-place, and shutdowns, have affected and may continue to affect our workforce and operations, and those of our vendors, suppliers, and channel and manufacturing partners. Restrictions on our operations or workforce, or similar limitations for others, may affect our ability to meet customer demand. We have taken and will continue to take risk mitigation actions that we believe are in the best interests of our employees, customers, suppliers, and other partners. Work-from-home and other measures may create additional operational risks, including heightened cybersecurity risks. These measures may not be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and impair our ability to perform critical functions.

We are closely monitoring the development of the COVID-19 pandemic. The COVID-19 pandemic may continue to cause disruption and volatility in the global debt and capital markets, which may increase our cost of capital and adversely affect our access to capital. The COVID-19 pandemic may adversely affect our business, results of operations, and financial condition and it also may have the effect of exacerbating the other risks discussed in the “Risk Factors” section included herein. Developments related to the COVID-19 pandemic have been unpredictable, and additional impacts and risks may arise that we are not aware of or are not able to respond to in an effective manner.

Shortages of Shipping Containers and Certain Components and Raw Materials

We rely heavily on the international shipping industry to transport our vehicles from our facilities (and those of our manufacturing partners) in China to our local assembly facilities and channel partners around the world. There is currently a shortage of shipping capacity from China and other parts of Asia, and as a result, our ability to deliver our ECV units to our channel partners has been disrupted and delayed. Over the past year, the strong rise in demand for Chinese exports has outpaced the availability of containers in Asia, creating a container shortage and significant backlogs in many freight markets around the world, including the U.S., the Middle East, and East Asia. These container shortages at Asian ports have exacerbated supply bottlenecks and further increased shipping costs, by up to 400% in some regions. As a result,  companies in Asia have reported paying premium rates. These shortages of shipping containers, indirectly as a result of the COVID-19 pandemic, have caused us to incur increased transportation costs and led to inefficient order fulfillment and order backlog during the year ended December 31, 2021. This challenge has impacted the timing of sales to some of our customers as we work to manage product availability and in certain cases adjust orders and shipping with our suppliers, manufacturing partners and customers. Additionally, the cost of shipping from China to local markets in North America and Europe have each increased substantially between March 2020 and December 2021.

Additionally, our ECVs use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and have adversely affect our business and operating results. For instance, the automotive industry has been facing a significant shortage of semiconductors due to the impact of COVID-19. The global semiconductor supply shortage is having wide-ranging effects across multiple industries, particularly the automotive industry, and it has impacted multiple suppliers that incorporate semiconductors into the parts they supply to us. Due to shortages related to the impact of COVID-19 and other factors, our vendors are also experiencing substantial increases in the price of commodities such as steel and lithium, which are key raw materials in the manufacture of our chassis and batteries, respectively. Over the past two years, beginning with the COVID-19 crisis in early 2020, lithium-ion battery shortages have increased lead times for procurement and caused significant price increases over such period.

Such shortages have had, and will continue to have, a negative impact on vehicle production, gross profit margin, product delivery time and revenue recognition. Our operating results for the year ended December 31, 2021 have been significantly impacted by such shortages and we expect such shortages to continue for the foreseeable future.

New ECV Models

Recently, we introduced four new ECV models, each of which are designed for specific geographic markets and to address additional commercial applications. The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. The Logistar™ 400 is offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Logistar™ 200 is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements. The Logistar™ 200 was homologated in the European Union in January 2022 and first became commercially available in the European market in February 2022. The Neibor® 150 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 150 was homologated in December 2022 and first became commercially available in the European market in March 2022.  We have also developed the Teemak™, an off-road electric commercial vehicle with essentially no homologation requirements in the United States and limited certification requirements and are developing the Neibor® 300, a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to complement the smaller Neibor® 150. The Teemak™ first became commercially available in the United States in December 2021. See “Risk Factors—Risks Related to Our Business and Financial Results—Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.”

We have also developed the ePortee™, which we also refer to as the Cenntro iChassis, an open-platform and programmable chassis product. The Cenntro iChassis is designed to be a basic modular building block for use by automakers and special vehicle upfitters in the design of automated or autonomous driving vehicles. Through our advancements in vehicle digitization and smart components, we have equipped the Cenntro iChassis with digital control capabilities. The Cenntro iChassis allows third-party developers to integrate detection devices (i.e., lidar, radar, ultra-sound, infrared and other sensory devices) and third-party or proprietary decision-making software to allow for vehicles based on the programmable chassis to be driven autonomously.

A. Key Components of Results of Operations

Net revenues

We generate revenue primarily through the sale of ECVs to our channel partners. Historically, these revenues were generated solely by the sale of the Metro® but we recently began generating revenue from the sales of the Logistar™ 200 in Europe.

Net revenues during the years of 2021, 2020 and 2019 were generated from (a) vehicles sales, which primarily represent net revenues from sales of Metro® vehicles (including vehicle kits), (b) sales of ECV spare-parts related to our Metro® vehicles, and (c) other sales, which primarily relate to: (i) sales of ECV batteries to certain customers and (ii) charges on services provided to channel partners for technical developments and assistance with vehicle homologation or certification.

Cost of goods sold

Cost of goods sold mainly consists of production-related costs including costs of raw materials, consumables, direct labor, overhead costs, depreciation of plants and equipment, manufacturing waste treatment processing fees and inventory write-downs. We incur cost of goods sold in relation to (i) vehicle sales and spare-part sales, including, among others, purchases of raw materials, labor costs, and manufacturing expenses that relate to ECVs, and (ii) other sales, including cost and expenses that are not related to ECV sales. We believe the average cost per vehicle may continue to decrease because we expect our cost of materials and parts to decrease as our vehicle production volume increases. However, in the short term, certain components and materials may increase in price due to shortages of certain input components such as battery packs and semiconductors. We also anticipate the price of battery packs, the largest portion of our vehicle production cost, will decrease in the long-term, though prices have increased and may continue to increase in the near-term due to the rising price of lithium as a result of COVID-19 and other factors.

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and is comprised of direct materials, direct labor cost and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the cost of goods sold in our statements of operations and comprehensive loss.

Operating expenses

Our operating expenses consist of general and administrative, selling and marketing expenses, and research and development expenses. General and administrative expenses are the most significant components of our operating expenses. Operating expenses also include provision for doubtful accounts.

Research and Development Expenses

Research and development expenses consist primarily of employee compensation and related expenses, prototype expenses, costs associated with assets acquired for research and development, product development costs, production inspection and testing expenses, product strategic advisory fees, third-party engineering and contractor support costs and allocated overhead. We expect our research and development expenses to increase as we continue to invest in new ECV models, new materials and techniques, vehicle management and control systems, digital control capabilities and other technologies.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of employee compensation and related expenses, sales commissions, marketing programs, freight costs, travel and entertainment expenses and allocated overhead. Marketing programs consist of advertising, tradeshows, events, corporate communications and brand-building activities. We expect our selling and marketing expenses to increase as we introduce our new ECV models, further develop additional channel partners and expand our sales globally.

General and Administrative Expenses

General and administrative expenses consist primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources and fees for third-party professional services, and allocated overhead. While we will continue to monitor general and administrative expenses, we expect general and administrative expenses to materially increase over the next two years in connection with the execution of our growth strategy, including the regionalization of our manufacturing and supply chain, expanded product offerings and expenses relating to being a public company.

Provision for doubtful accounts

A provision for doubtful accounts is recorded for periods in which we determine a loss on a receivable is probable, based on our assessment of specific factors, such as troubled collections, historical experience, aging accounts, ongoing business relations and other factors. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote.

Other income (expenses)

Interest expense, net

Interest expense, net, consists of interest on outstanding loans and other borrowings.

Gain from disposal of land use rights and properties

Land in China is owned by the government and land ownership rights cannot be sold to an individual or to a private company. However, the Chinese government grants the user a “land use right” to use the land. On November 9, 2020, we sold our land use rights and properties related to the Shengzhou facility to a third party for an aggregate amount of approximately $34.3 million and recognized a gain of approximately $7.0 million for the year ended December 31, 2020.

Income (loss) from and impairment on equity method investments

Entities over which we have the ability to exercise significant influence but do not have a controlling interest through investment in common shares, or in-substance common shares, are accounted for using the equity method. Under the equity method, we initially record our investment at cost and subsequently recognize our proportionate share of each such entity’s net income or loss after the date of investment into our statements of operations and comprehensive loss and accordingly adjust the carrying amount of the investment. When our share of losses in the equity of such entity equals or exceeds our interest in the equity of such entity, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of such entity. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The adjusted carrying amount of the assets become new cost basis.

Key Operating Metrics

We prepare and analyze operating and financial data to assess the performance of our business and allocate our resources. The following table sets forth our key performance indicators for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 30
	2021	2020	2019
	(Unaudited)
Gross margin of Metro® vehicle sales	32.8%	25.0%	22.3%
Adjusted EBITDA	$(7,032,550)	$(5,585,622)	$(11,451,897)

Gross margin of vehicle sales. Gross margin of vehicle sales is defined as gross profit of vehicle sales divided by total revenue of vehicle sales.

Adjusted EBITDA. We define Adjusted EBITDA as net (loss)/income before net interest expense, income tax expense and depreciation and amortization as further adjusted to exclude the impact of stock-based compensation expense and non-recurring or extraordinary expenses, losses, charges or gains. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. See “—Non-GAAP Financial Measures and Non-IFRS Financial Information.”

Results of Operations

The following table sets forth a summary of our statements of operations for the periods indicated:

	Year Ended December 31,
	2021	2020	2019
	(Expressed in U.S. Dollars)
Statements of Operations Data:
Net revenues	8,576,832	5,460,003	3,575,887
Cost of goods sold	(7,073,391)	(4,889,850)	(3,699,741)
Gross profit/(loss)	1,503,441	570,153	(123,854)
Operating Expenses:
Selling and marketing expenses	(1,034,242)	(783,763)	(964,471)
General and administrative expenses	(14,978,897)	(8,735,534)	(10,959,203)
Research and development expenses	(1,478,256)	(1,365,380)	(2,145,884)
Provision for doubtful accounts	(469,702)	(319,816)	(3,598,506)
Total operating expenses	(17,961,097)	(11,204,493)	(17,668,064)

Loss from operations	(16,457,656)	(10,634,340)	(17,791,918)

Other Income (Expense):
Interest expense, net	(1,069,581)	(1,411,558)	(1,058,795)
Income (loss) from and impairment on equity method investments	15,167	(330,103)	(1,235,306)
Gain from disposal of land use rights and properties	—	7,005,446	—
Other income, net	1,090,263	173,624	580,549
Loss before income taxes	(16,421,807)	(5,196,931)	(19,505,470)
Income tax expense	—	—	—
Net loss	(16,421,807)	(5,196,931)	(19,505,470)
Less: net loss attributable to non-controlling interests	—	(31,039)	(39,455)
Net loss attributable to the Company’s shareholders	(16,421,807)	(5,165,892)	(19,466,015)

Net Revenues

The following table presents our net revenue components by amount and as a percentage of the total net revenues for the periods presented.

	Year Ended December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
	(Expressed in U.S. Dollars)
Net revenues:
Vehicle Sales	$7,287,478	84.97%	$5,037,454	92.26%	$3,224,794	90.18%
Spare-part sales	195,350	2.28%	163,142	2.99%	257,303	7.20%
Other sales	1,094,004	12.75%	259,407	4.75%	93,790	2.62%
Total net revenues	$8,576,832	100.00%	$5,460,003	100%	$3,575,887	100%

Net revenues for the year ended December 31, 2021 was approximately $8.6 million, an increase of $3.1 million or approximately 57.1% from approximately $5.5 million for the year ended December 31, 2020. The increase in net revenues in 2021 was primarily attributed to (i) an increase in vehicle sales of approximately $2.3 million primarily attributable to a 53.5% increase in Metro® units sold, (ii) an increase in service revenue of $0.8 million, primarily attributable to ECV design services provided to third parties.

For the year ended December 31, 2021, we sold 918 ECVs, including 816 Metro® vehicle kits, 88 fully assembled Metro® vehicle kits and 14 fully assembled Logistar® 200 units, compared with 707 ECVs for the year ended December 31, 2020, including 467 Metro® vehicle kits, 122 fully assembled Metro® units and 118 smaller ECVs manufactured by Zhejiang Xbean.

For the year ended December 31, 2021, net revenues from vehicle sales in Europe, North America, and Asia (including China) as a percentage of total vehicle net revenues was 57.1%, 34.2% and 8.1%, respectively, compared to 79.0%, 14.0%, and 7.0%, respectively, for the corresponding period in 2020.

Net revenues for the year ended December 31, 2020 were approximately $5.5 million, an increase of $1.9 million or approximately 52.7% from approximately $3.6 million for the year ended December 31, 2019. The increase in net revenues in 2020 was primarily attributed to an increase in vehicle sales of approximately $1.8 million, including an increase of approximately 80.9% in the sale of Metro® units.

For the year ended December 31, 2020, we sold 707 ECVs, including 467 Metro® vehicle kits, 122 fully assembled Metro® units and 118 smaller ECVs manufactured by Zhejiang Xbean for sale and distribution in China, compared with 342 ECVs for the year ended December 31, 2019, including 271 Metro® vehicle kits, 53 fully assembled Metro® units and 18 smaller ECVs manufactured by Zhejiang Xbean. Starting in 2019, we improved our Metro® vehicles by upgrading battery components (such as including lithium-ion batteries) and adding features such as airbags, air conditioning and advanced brake systems. In 2020, we continued to distribute two customized variations of the Metro® (ABLE and 411) to our “private label” channel partners.

Geographically, the vast majority of our net revenues were generated from vehicle sales in the European Union for the years ended December 31, 2020 and 2019. For the year ended December 31, 2020, net revenues from vehicle sales in Europe, North America, and Asia (including China) as a percentage of total vehicle net revenues was 79.0%, 14.0%, and 7.0%, respectively, compared to 86.9%, 10.1%, and 3.0%, respectively for the corresponding period in 2019.

Cost of goods sold

The following table presents our cost of goods sold by amount and as a percentage of the total cost of goods sold for the periods presented.

	Year Ended December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
	(Expressed in U.S. Dollars)
Cost of goods sold:
Vehicle Sales	$(4,895,457)	69.21%	$(3,775,973)	77.22%	$(2,506,744)	67.75%
Spare-part sales	(189,664)	2.68%	(100,853)	2.06%	(197,438)	5.34%
Other sales	(722,380)	10.21%	(293,416)	6.00%	(36,225)	0.98%
Inventory write-down	(1,265,890)	17.90%	(719,608)	14.72%	(959,334)	25.93%
Total cost of goods sold	$(7,073,391)	100.00%	$(4,889,850)	100.00%	$(3,699,741)	100%

Cost of goods sold for the year ended December 31, 2021 was approximately $7.1 million, an increase of approximately $2.2 million or approximately 44.7% from approximately $4.9 million for the year ended December 31, 2020. The increase in cost of goods sold in 2021 was primarily attributed to an increase in the number of vehicles sold to our channel partners, including an increase of approximately 53.5% of Metro® units sold.

Inventory write-downs for the year ended December 31, 2021 were approximately $1.3 million, an increase of approximately $0.6 million or approximately 75.9% from approximately $0.7 million for the year ended December 31, 2020. The increase in inventory write-downs in 2021 primarily resulted from (i) the further assessment of inventory following the relocation of our Shengzhou facility to Changxing from March 2021 to April 2021 and (ii) technical upgrades that resulted in the obsolescence of certain of our inventory.

Cost of goods sold for the year ended December 31, 2020 was approximately $4.9 million, an increase of approximately $1.2 million or approximately 32.2% from approximately $3.7 million for the year ended December 31, 2019. The increase in cost of goods sold in 2020 was primarily attributable to the increase of number of vehicles sold to our channel partners in 2020 compared to 2019, including an increase of approximately 75.1% of Metro® units sold. The increase in cost of goods sold for the year ended December 31, 2020 was partially offset by a decrease in the write-downs of raw material inventories, more cost-effective features in the production of the Metro® in 2020, declining battery prices, and the retention of more highly skilled manufacturing personnel.

Inventory write-downs for the year ended December 31, 2020 were approximately $0.7 million, a decrease of approximately $0.3 million or approximately 25.0% from approximately $1.0 million for the year ended December 31, 2019. The decrease in inventory write-downs in 2020 primarily resulted from less obsolete inventories and improved inventory control based on aging and production requirements. In the second half of the year ended December 31, 2018, we implemented stricter inventory control policies, reducing the inventory turnover cycle.

Gross Profit/(Loss)

Gross profit for the year ended December 31, 2021 was approximately $1.5 million, an increase of approximately $0.9 million from approximately $0.6 million of gross profit for the year ended December 31, 2020. For the years ended December 31, 2021 and 2020, our overall gross margin was approximately 17.5% and approximately 10.4%, respectively, and our gross margin for Metro® vehicle sales was approximately 32.6% and approximately 25.0%, respectively. The increase in our overall gross margin of approximately 7.1 percentage points in 2021 was primarily driven by (i) an increase in sales volume of our Metro® vehicles especially in the US market and  (ii) an increase in service revenue.

Gross profit for the year ended December 31, 2020 was approximately $0.6 million, an increase of approximately $0.7 million from approximately $0.1 million of gross loss for the year ended December 31, 2019. For the years ended December 31, 2020 and 2019, our overall gross margin was approximately 10.4% and approximately (3.5)%, respectively, and our gross margin for Metro® vehicle sales was approximately 25.0% and approximately 22.3%, respectively. The increase in our overall gross margin of approximately 13.9 percentage points in 2020 was primarily driven by an increase of sales volume of our Metro® vehicles, a reduction of the cost of goods sold per vehicle primarily attributable to declining battery prices and a decrease of obsolete inventory.

Selling and Marketing Expenses

Selling and marketing expenses for the year ended December 31, 2021 were approximately $1.0 million, an increase of approximately $0.2 million or approximately 32.0% from approximately $0.8 million for the year ended December 31, 2020. The increase in selling and marketing expenses in 2021 was primarily attributed to an increase in freight costs of $0.2 million primarily related to shortages caused by COVID-19 and an increase in marketing expenses of approximately $0.3 million in connection with our efforts to expand our product market and develop additional channel partners. The increase in selling and marketing expense was offset by the decrease in share-based compensation of approximately $0.2 million related to the non-recurrence of vesting related to options grants to sales personnel under our 2016 Option Plan in 2021.

Selling and marketing expenses for the year ended December 31, 2020 were approximately $0.8 million, a decrease of approximately $0.2 million or approximately 18.7% from approximately $1.0 million for the year ended December 31, 2019. The decrease in selling and marketing expenses in 2020 was primarily attributed to reduced freight costs and traveling expenses, particularly in light of COVID-19 and a decrease in salary expense of approximately $0.1 million, $0.1 million, and $0.1 million, respectively. In 2020, the vast majority of our Metro® vehicles (including vehicle kits) were sold into the European Union and U.S. markets based on FOB terms where freight costs are borne by our channel partners, compared with sales in Asia especially in China where usually shipping expenses are borne by us. In 2019, we incurred initial marketing expenses related to the launch of the Metro®, including trade shows and establishing relationships with our channel partners that were not repeated in 2020.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021 were approximately $15.0 million, an increase of approximately $6.2 million or approximately 71.5% from approximately $8.7 million for the year ended December 31, 2020. The increase in general and administrative expenses in 2021 was primarily attributable to increases in expenses related to (i) an increase in fees and expenses of approximately $6.7 million related the Combination and Cenntro’s potential IPO, and (ii) salaries of approximately $2.1 million as the Company expanded its administrative operations in the US. This increase in general and administrative expenses in 2021 was offset by the decrease in (i) depreciation expense of $1.2 million, resulting from the disposal of the Company’s land use rights, plant and properties related to the Shengzhou facility for the year ended December 31, 2020, and (ii) share-based compensation of $1.6 million related to the non-recurrence of vesting related to options grants to sales personnel under our 2016 Option Plan in 2021.

General and administrative expenses for the year ended December 31, 2020 were approximately $8.7 million, a decrease of approximately $2.3 million or approximately 20.3% from approximately $11.0 million for the year ended December 31, 2019. The decrease in general and administrative expenses in 2020 was primarily attributable to a decrease in salary and other related expenses of approximately $0.6 million and a decrease in share-based compensation expense of approximately $1.6 million, as material portions of the options granted to our employees in 2016 were fully vested during the year ended December 31, 2019. The decrease in salary and related expenses in 2020 was primarily attributable to our efforts to maintain effective and efficient levels of personnel and improved operating efficiencies, particularly in light of the COVID-19 pandemic.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were approximately $1.5 million, an increase of approximately $0.1 million or approximately 8.3% from approximately $1.4 million for the year ended December 31, 2020. The increase in research and development expenses in 2021 was primarily due to increases in the design and development expenses and salary expenses of approximately $0.5 million and $0.1 million, respectively. This increase in research and development expenses was offset by a decrease of share-based compensation expense of approximately $0.5 million.

Research and development expenses for the year ended December 31, 2020 were approximately $1.4 million, a decrease of approximately $0.8 million or approximately 36.3% from approximately $2.2 million for the year ended December 31, 2019. The decrease in research and development expenses in 2020 was primarily due to reduced salary and employee benefit expenses of approximately $0.5 million and decreased product inspection and testing expenses of approximately $0.3 million. We incurred research and development expenses in 2019 related to internal road testing for the lithium-ion battery-powered Metro® ECV that was not repeated in 2020. Research and development expenses included share-based compensation expense of approximately $0.6 million for each of the years ended December 31, 2020 and 2019.

Provision for doubtful accounts

Provision for doubtful accounts for the year ended December 31, 2021 was approximately $0.5 million, an increase of approximately $0.2 million or approximately 46.9% from approximately $0.3 million for the year ended December 31, 2020. The increase in the provision for doubtful accounts in 2021 primarily resulted from the additional provision of approximately $0.4 million provided to the accounts receivable related to a single customer, offset by the decrease of provisions provided to accounts receivable of our general customer base as the Company adopted stricter policies related to accounts receivable collection and higher deposit requirements for sales orders with shorter receivable terms.

Provision for doubtful accounts for the year ended December 31, 2020 was approximately $0.3 million, a decrease of approximately $3.3 million or approximately 91.1% from approximately $3.6 million for the year ended December 31, 2019. The decrease in the provision for doubtful accounts in 2020 primarily resulted from the nonrecurrence of provision for doubtful accounts in 2019 related to the low probability of collection of a $2.4 million non-refundable deposit and $1.0 million of accounts receivable related to sales to a single customer in 2018. The $2.4 million provision in 2019 related to the low probability of collection of a non-refundable deposit we made to participate in the bankruptcy process of Anhua Automotive Co. Ltd., (“Anhua”) in 2018. We participated in the bankruptcy in an effort to further develop production capacity in China. However, due to the deterioration of Anhua’s operations and our focus on sales into the European Union and North America markets, we ceased further participation in the bankruptcy process in December 2019. As a result, we recorded full provision of the $2.4 million deposit for the year ended December 31, 2019. The $1.0 million provision to accounts receivable in 2019 was mainly related to the sales to a single customer in 2018, following our commercially reasonable efforts to collect the outstanding receivable. In the second half of 2018, we adopted stricter policies related to accounts receivable collection and required higher deposit requirements for sales orders with shorter receivable terms.

Interest expense, net

Interest expense, net, consists of interest on outstanding loans and other borrowings. Net interest expense was approximately $1.1 million for the year ended December 31, 2021, a decrease of approximately $0.3 million or approximately 24.2% compared to the approximately $1.4 million in net interest expense for the year ended December 31, 2020. The decrease was primarily attributable to the non-recurrence of interest expense of approximately $0.8 million for the year ended December 31, 2020 relating to bank loans that we fully repaid in November 2020 and was offset by interest expense of approximately $0.5 million that accrued to NBG prior to the closing of the Combination.  In connection with the Combination, NBG provided Cenntro with a $30 million bridge loan (the “NBG Bridge Loan”). Following the closing of the Combination, the NBG Bridge Loan became intercompany indebtedness and, as a result, has been eliminated in the consolidation of the Company’s financial results.

Net interest expense was approximately $1.4 million for the year ended December 31, 2020, an increase of approximately $0.3 million or approximately 33.3% compared to the approximately $1.1 million in interest expense for the year ended December 31, 2019. The increase was primarily attributable to additional interest accrued related to financings from related parties and third parties.

Gain from disposal of land use rights and properties

There was no gain from the disposal of land use rights and properties for the year ended December 31, 2021.

For the year ended December 31, 2020, we recognized a gain of approximately $7.0 million resulting from the sale of land use rights and properties relating to our Shengzhou facility. Our initial acquisition cost of land use rights and properties was $37.4 million and the net value of such land use rights and properties, after depreciation and amortization, was approximately $28.8 million. As of December 31, 2021, we received all the consideration from the sale of land use rights and properties of approximately $36.7 million.

Income (loss) from and impairment on equity method investments

Income from equity method investments was $0.02 million for the year ended December 31, 2021, representing an increase of approximately $0.4 million or approximately 104.6% from a loss due to the impairment on equity method investments of approximately $0.3 million for the year ended December 31, 2020. The income from equity method investments for the year ended December 31, 2021 is primarily attributable to (i) profits related to our 20% equity interest investment in Hangzhou Hezhe Energy Technology Co., Ltd. for the year ended December 31, 2021 and (ii) the non-recurrence of impairment charges recognized for the year ended December 31, 2020 of approximately $0.3 million.

Loss from and impairment on equity method investments decreased approximately $0.9 million or approximately 73.3% from approximately $1.2 million for the year ended December 31, 2019 to approximately $0.3 million for the year ended December 31, 2020. The decrease in 2020 primarily resulted from various investments made in 2018 in industry-related long-term ventures that required impairment in 2019. Since 2019, we have significantly reduced outbound investments in long-term industry-related ventures.

Other income, net

Other income, net for the year ended December 31, 2021 was approximately $1.1 million, representing an increase of approximately $0.9 million or approximately 527.9 % compared to approximately $0.2 million for the year ended December 31, 2020. The increase of other income in 2021 compared to 2020 was primarily attributable to increases of approximately $0.5 million resulting from the disposal of our investment in Zhejiang Doohan Tech. Co. Ltd. in 2021, gain on disposal of  low-value consumables of approximately $0.3 million in 2021, and gain on disposal of machinery and equipment of approximately $0.1 million in 2021.

Other income, net for the year ended December 31, 2020 was approximately $0.2 million, representing a decrease of approximately $0.4 million or approximately 70.1% compared to approximately $0.6 million for the year ended December 31, 2019. The decrease of other income in 2020 compared to 2019 was primarily attributable to the nonrecurrence of gain on investments of approximately $0.8 million from the sale of our 6.6% shareholdings in one of our long-term ventures, offset by an increase in rental income of $0.3 million and a reduced loss on obsolete asset disposal of $0.1 million.

Non-GAAP Financial Measures and Non-IFRS Financial Information

Adjusted EBITDA for the Years Ended December 31, 2021, 2020 and 2019

In addition to our results determined in accordance with U.S. GAAP, we believe Adjusted EBITDA, a non-GAAP measure is useful in evaluating operational performance. We use Adjusted EBITDA to evaluate ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors in assessing operating performance.

Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with U.S. GAAP. We define Adjusted EBITDA as net income (or net loss) before net interest expense, income tax expense, and depreciation and amortization, as further adjusted to exclude the impact of stock-based compensation expense and other non-recurring or extraordinary expenses, losses, charges or gains.

We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. Management uses Adjusted EBITDA:

•
as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes;
•	to evaluate the performance and effectiveness of our operational strategies; and
•	to evaluate our capacity to expand our business.

By providing this non-GAAP financial measure, together with the reconciliation, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors because not all companies and analysts calculate Adjusted EBITDA in the same manner. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect our cash expenditures;
•	such measures do not reflect changes in, or cash requirements for, our working capital needs;
•
although depreciation and amortization are recurring, non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•
the exclusion of stock-based compensation expense, which has been a significant recurring expense and will continue to constitute a significant recurring expense for the foreseeable future, as equity awards are expected to continue to be an important component of our compensation strategy.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using these non-GAAP measures only as supplemental information. As noted in the table below, Adjusted EBITDA includes adjustments to exclude the impact of stock-based compensation expense and other non-recurring or extraordinary expenses, losses, charges or gains. It is reasonable to expect that certain of these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and may complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA may include adjustments for other items that we do not expect to regularly occur in future reporting periods. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net loss:

	Year Ended December 31,
	2021	2020	2019
	(Unaudited)
Net loss	$(16,421,807)	$(5,196,931)	$(19,505,470)
Interest expense, net	1,069,581	1,411,558	1,058,795
Income tax expense	—	—	—
Depreciation and amortization	632,256	1,840,980	2,071,269
Share-based compensation expense	1,128,325	3,364,217	4,923,509
Transaction expenses related to the Combination and proposed IPO	6,559,095	—	—
Gain from disposal of land use rights and properties	—	(7,005,446)	—
Adjusted EBITDA	$(7,032,550)	$(5,585,622)	$(11,451,897)

Presentation of U.S. GAAP financial information rather than IFRS financial information

Our Audited Financial Statements have been prepared in accordance with U.S. GAAP. As an Australian public limited company, we are subject to the Corporations Act, which requires that financial statements be prepared and audited in accordance with AAS and IFRS and lodged with the Australian Securities and Investments Commission (“ASIC”). The financial information in this Annual Report (including the information in the Audited Financial Statements) are not financial statements for the purposes of the Corporations Act and is considered “non-IFRS financial information” under the Australian Securities and Investment Commission’s Regulatory Guide 230: ‘Disclosing non-IFRS financial information.’ Such non-IFRS financial information may not be comparable to similarly titled information presented by other entities and should not be construed as an alternative to other financial information prepared in accordance with AAS or IFRS.

We believe that our results determined in accordance with U.S. GAAP (“GAAP Results”), as well as Adjusted EBITDA, a non-IFRS measure, are useful in evaluating operational performance. We use GAAP Results and Adjusted EBITDA to evaluate ongoing operations, for internal planning and forecasting purposes and for informing our investors based in the United States.

Our GAAP Results are not a measurement of our financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS.

By providing this non-IFRS financial information, together with the reconciliation, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. We caution investors that amounts presented in accordance with U.S. GAAP may not be comparable to similar measures presented in accordance with IFRS.

Adjusted EBITDA is not a measurement of our financial performance under IFRS. See “—Non-GAAP Financial Measures and Non-IFRS Financial Information— Adjusted EBITDA for the Years Ended December 31, 2021, 2020 and 2019.” The information presented thereunder as to why management believes that investors’ understanding of our performance is enhanced by its presentation (in addition to U.S. GAAP financial measures), as well as the cautionary statements thereunder, apply equally in relation to the fact that Adjusted EBITDA is not a measurement of our financial performance under IFRS.

The following U.S. GAAP to IFRS reconciliation tables include IFRS information as of and for the years ended December 31, 2021 and 2020, which IFRS information was derived from the Company’s annual report dated 31 December 2021 filed with ASIC  in accordance with the Corporations Act.

The following table reconciles our audited balance sheet under U.S. GAAP with our audited balance sheet under IFRS as of December 31, 2021 and 2020, respectively:

	For the Year Ended
	December 31, 2021				December 31, 2020
Balance Sheet:	U.S. GAAP	IFRS Difference		IFRS	U.S. GAAP	IFRS Difference		IFRS
Current assets
Cash and cash equivalents	$261,069,414	-		$261,069,414	$4,549,034	-		$4,549,034
Restricted cash	595,548	-		595,548	-	-		-
Accounts receivable, net	2,047,560	-		2,047,560	463,333	-		463,333
Inventories	8,139,816	-		8,139,816	4,207,990	-		4,207,990
Prepayment and other current assets, net	7,989,607	-		7,989,607	2,087,756	-		2,087,756
Receivable from disposal of land use right and properties	-	-		-	7,724,138	-		7,724,138
Amount due from related parties - current	1,232,634	-		1,232,634	1,101,144	-		1,101,144
Total current assets	281,074,579	-		281,074,579	20,133,395	-		20,133,395
		-
Non-current assets		-
Equity investments	329,197	-		329,197	-	-		-
Plants and equipment, net	1,301,226	-		1,301,226	1,039,191	-		1,039,191
Intangible assets, net	3,313	-		3,313	45,430	-		45,430
Right-of-use assets , net	1,669,381	-		1,669,381	423,304	-		423,304
Amount due from related parties – non-current	4,834,973			4,834,973	-			-
Other non-current assets, net	2,151,700	-		2,151,700	1,117,648	-		1,117,648
Total non-current assets	10,289,790			10,289,790	2,625,573			2,625,573
Total assets	$291,364,369			$291,364,369	$22,758,968			$22,758,968

Current liabilities
Accounts payable	3,678,823	-		3,678,823	3,722,686	-		3,722,686
Accrued expense and other current liabilities	4,183,263	-		4,183,263	5,743,323	-		5,743,323
Contractual liabilities	1,943,623	-		1,943,623	1,690,837	-		1,690,837
Operating lease liabilities, current	839,330	-		839,330	131,014	-		131,014
Amount due to related parties	15,756,028	-		15,756,028	3,248,777	-		3,248,777
Total current liabilities	26,401,067			26,401,067	14,536,637			14,536,637

Non-current liabilities
Other non-current liabilities	700,000			700,000	-	-		-
Operating lease liabilities, non-current	489,997			489,997	356,143			356,143
Total non-current liabilities	1,189,997			1,189,997	356,143			356,143
Total liabilities	$27,591,064			$27,591,064	$14,892,780			$14,892,780

Equity
Ordinary Shares (No par value; 261,256,254 shares issued and outstanding as of December 31, 2021)	-	-		-	1,000	-		1,000
Additional paid-in capital	374,901,939	186,157,104	(1)	561,059,043	103,112,793	(22,144,502)		80,969,291
Accumulated other comprehensive loss	(1,392,699)	1,392,699		-	(1,904,839)	1,904,839		-
Reserves	-	21,880,128	(2)	21,880,128	-	20,239,663	(3)	20,239,663
Accumulated deficit	(109,735,935)	(209,429,931)		(319,165,866)	(93,314,128)	-		(93,314,128)
Total Stockholders’ Equity	263,773,305			263,773,305	7,894,826			7,894,826

Noncontrolling interest	-	-		-	(28,638)	-		(28,638)

Total Equity	263,773,305			263,773,305	7,866,188			7,866,188
Total Liabilities and Equity	$291,364,369			$291,364,369	$22,758,968			$22,758,968

(1)
Includes $(23,272,827) in share-based compensation payments and additional equity of $209,429,931 recognized from the difference between the deemed transaction price and net assets acquired related to the Combination under IFRS.

(2)	Includes (i) a restatement of Accumulated other comprehensive loss under U.S. GAAP of $(1,392,699) to Reserves and (ii) $23,272,827 in share-based compensation payments under IFRS.
(3)	Includes (i) a restatement of Accumulated other comprehensive loss under U.S. GAAP of $(1,904,839) to Reserves and (ii) $22,144,502 in share-based compensation payments under IFRS.

The following table reconciles our statement of operations under U.S. GAAP with our statement of operations under IFRS for the years ended December 31, 2021 and 2020, respectively:

	For the Year Ended
	December 31, 2021			December 31, 2020
Statement of Operations:	U.S. GAAP	IFRS Difference	IFRS	U.S. GAAP	IFRS Difference	IFRS

Net revenues	$8,576,832	-	$8,576,832	$5,460,003	-	$5,460,003
Cost of goods sold	(7,073,391)	-	(7,073,391)	(4,889,850)	-	(4,889,850)
Gross Profit	1,503,441		1,503,441	570,153		570,153

Selling and marketing expenses	(1,034,242)	-	(1,034,242)	(783,763)	-	(783,763)
General and administrative expenses	(14,978,897)	-	(14,978,897)	(8,735,534)	-	(8,735,534)
Research and development expenses	(1,478,256)	-	(1,478,256)	(1,365,380)	-	(1,365,380)
Provision for doubtful accounts	(469,702)	-	(469,702)	(319,816)	-	(319,816)
Total operating expenses	(17,961,097)	-	(17,961,097)	(11,204,493)	-	(11,204,493)

Loss from operations	(16,457,656)		(16,457,656)	10,634,340)		(10,634,340)

Interest expense, net	(1,069,581)	-	(1,069,581)	(1,411,558)	-	(1,411,558)
Other income, net	1,090,263	-	1,090,263	173,624	-	173,624
Income (loss) from and impairment on equity method investments	15,167	-	15,167	(330,103)	-	(330,103)
Cost of listing on reverse acquisition	-	(209,429,931)	(209,429,931)	-	-	-
Gain from disposal of land use rights and properties	-	-	-	7,005,446	-	7,005,446
Loss before income taxes	(16,421,807)		(225,851,738)	(5,196,931)		(5,196,931)
Income tax (expense) benefit	-	-	-	-	-	-
Net loss	(16,421,807)		(225,851,738)	(5,196,931)		(5,196,931)
Less: Net loss attributable to non-controlling interests	-	-	-	(31,039)	-	(31,039)
Net loss attributable to shareholders	$(16,421,807)		$(225,851,738)	$(5,165,892)		$(5,165,892)

Other comprehensive loss		-	-	-	-	-
Foreign currency translation adjustment	512,140	-	512,140	1,290,855	-	1,290,855
Total comprehensive loss	(15,909,667)		(225,339,598)	(3,906,076)		(3,906,076)
Less: total comprehensive loss attributable to non-controlling interests	-	-	-	(39,210)	-	(39,210)
Total comprehensive loss attributable to the Company’s shareholders	(15,909,667)		(225,339,598)	(3,866,866)		(3,866,866)

As set forth above, the material differences between the U.S. GAAP and IFRS presentation with respect to our consolidated balance sheet as of December 31, 2021 and combined balance sheet as of December 31, 2020 are as follows:

a)	The reclassification of “Accumulated other comprehensive loss” under U.S. GAAP to “Reserves” under IFRS;
b)	The reclassification of amounts of IFRS share-based payments from “Additional paid-in capital” under U.S. GAAP to “Reserves” under IFRS; and
c)	Additional equity recognized from the difference between the total deemed transaction price and net assets acquired related to the Combination under IFRS.

As set forth above, the material difference between the U.S. GAAP and IFRS presentation as it relates to our combined statement of operations and comprehensive loss for the years ended December 31, 2021 and 2020 is as follows:

In 2021, the Company was deemed to have incurred non-cash listing costs of approximately $209.4 million as a result of the IFRS accounting treatment of the Combination, as Cenntro was deemed to have received a 67% controlling interest in CEGL and the Company was deemed to have incurred listing costs equaling the difference between the total deemed transaction price and total net assets. Under U.S. GAAP, the Combination is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Cenntro for the net assets of CEGL (formerly NBG), accompanied by a recapitalization.

B. Liquidity and Capital Resources

We have historically funded working capital and other capital requirements primarily through bank loans, equity financings and short-term loans. Cash is required primarily to purchase raw materials, repay debts and pay salaries, office expenses and other operating expenses.

As of December 31, 2021, we had approximately $261.1 million in cash and cash equivalents and approximately $2.0 million of accounts receivable as compared to approximately $4.5 million in cash and cash equivalents and $0.5 million in accounts receivable as of December 31, 2020. The growth in cash and cash equivalents as of December 31, 2021 compared to December 31, 2020 is primarily due to the cash proceeds from the reverse recapitalization related to the Combination. As of March 31, 2022, we paid off all outstanding borrowings due to third parties and related parties. For the year ended December 31, 2021 and 2020, net cash used in operating activities was approximately $21.5 million and approximately $7.9 million, respectively.

As of December 31, 2020, we had approximately $4.5 million in cash and cash equivalents and approximately $0.5 million of accounts receivable as compared to approximately $1.2 million in cash and cash equivalents and $0.3 million in accounts receivable as of December 31, 2019. For the years ended December 31, 2020 and 2019, net cash used in operating activities was approximately $7.9 million and approximately $4.7 million, respectively. As of December 31, 2020, we received approximately $27.0 million from the sale of land use rights and properties. As of December 31, 2020, we paid off all outstanding borrowings under our bank lines of credit and we had approximately $4.1 million in outstanding borrowings due to third parties and approximately $3.2 million in outstanding borrowings due to related parties.

Short-Term Liquidity Requirements

We believe our cash and cash equivalents will be sufficient for us to continue to execute our business strategy over the twelve-month period following the date of this Annual Report. Our current business strategy for the next twelve months includes (i) the continued rollout of our new ECV models in North America and Europe, as applicable, (ii) the establishment of local assembly facilities in the United States and the European Union and (iii) investments in equipment for the expansion of our Changxing factory. Actual results could vary materially as a result of a number of factors, including:

•	The costs of bringing our new facilities into operation;
•	The timing and costs involved in rolling out new ECV models to market;
•	Our ability to manage the costs of manufacturing our ECVs;
•	The costs of maintaining, expanding and protecting our intellectual property portfolio, including potential litigation costs and liabilities;
•	Revenues received from sales of our ECVs;
•	The costs of additional general and administrative personnel, including accounting and finance, legal and human resources, as well as costs related to litigation, investigations, or settlements;
•	Our ability to collect future revenues; and
•	Other risks discussed in the section titled “Risk Factors.”

For the twelve months from the date of this Annual Report, we also plan to continue implementing measures to increase revenues and control operating costs and expenses, implementing comprehensive budget controls and operational assessments, implementing enhanced vendor review and selection processes as well as enhancing internal controls.

Long-Term Liquidity Requirements

In the long-term, we plan to regionalize the manufacturing and supply chain relating to certain key components of our ECVs in the geographic markets in which our ECVs are sold. In the long-term, through our supply chain development know-how, we intend to establish supply chain relationships in North America and the European Union to support anticipated manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially other costs relating to importing our components and spare parts from China. Currently, the majority of our revenues is derived from the sale of ECVs by private label channel partners that assemble our vehicle kits in their own facilities. As part of our growth strategy, we plan to grow our channel partner network and expand local assembly facilities to regionalize our manufacturing and supply chains to better serve our global customers.

We intend to further expand our technology through continued investment in research and development. Since inception in 2013 through December 31, 2021, we have spent over approximately $75.1 million in research and development activities related to our operations. We plan to increase our research and development expenditures over the long term as we build on our technologies in digital components and smart driving to address the autonomous driving market.

For our long-term business plan, we plan to fund current and future planned operations mainly through cash on hand, cash flow from operations, lines of credit and additional equity and debt financings to the extent available on commercially favorable terms.

Working Capital

As of December 31, 2021, we had working capital of approximately $254.7 million, as compared to approximately $5.6 million as of December 31, 2020. The approximately $249.1 million increase in working capital during the year ended December 31, 2021 was primarily due to cash acquired in connection with the closing of the Combination.

As of December 31, 2020, our working capital was approximately $5.6 million, as compared to a working capital deficit of approximately $22.1 million as of December 31, 2019. The approximately $27.7 million increase in working capital during 2020 was primarily due to (i) the increase of cash and cash equivalents and receivable resulting from the sale of land use rights and properties of approximately $3.3 million and $7.7 million, respectively, and (ii) the reduction of amounts due to related parties, short-term loans, and accounts and notes payable, of approximately $2.5 million, $15.4 million and $3.5 million, respectively, offset by the increase of accrued expense and other current liabilities of approximately $3.0 million.

Borrowings

Borrowings

Prior to December 2020, we had six working capital loans outstanding, consisting of three loans from China Construction Bank Shengzhou Branch and three loans from Agricultural Bank of China Shengzhou Economic Development Zone Branch in the aggregate amount of approximately $15.4 million. The bank loans were secured by a lien on our land use rights and properties, which were sold in November 2020. As of December 31, 2020, we paid off in full all outstanding bank loans. In addition, historically, we received additional debt financing from related parties and third parties. As of December 31, 2021, the outstanding amounts owed to related parties and third parties including accrued and unpaid interest, was approximately $2.2 million representing a decrease of approximately $4.5 million from approximately $6.7 million as of December 31, 2020. The decrease was primarily due to the repayment of outstanding loans to related parties and other third parties in 2021 using the proceeds of the NBG Bridge Loan following the closing of the Combination. As of March 31, 2022, we paid off all outstanding borrowings due to third parties and related parties.

Cash Flow

	Year Ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(21,475,586)	$(7,874,754)	$(4,670,368)
Net cash provided by investing activities	7,234,639	26,467,305	1,531,655
Net cash provided (used in) by financing activities	271,151,309	(15,509,618)	1,168,756
Effect of exchange rate changes on cash	205,566	237,395	(24,613)
Net increase (decrease) in cash, cash equivalents and restricted cash	257,115,928	3,320,328	(1,994,570)
Cash and cash equivalents, and restricted cash at beginning of the year	4,549,034	1,228,706	3,223,276
Cash and cash equivalents, and restricted cash at end of the period	$261,664,962	$4,549,034	$1,228,706

Operating Activities

Our net cash used in operating activities was approximately $21.5 million, $7.9 million and $4.7 million for the year ended December 31, 2021, 2020 and 2019, respectively.

Net cash used in operating activities for the year ended December 31, 2021 was primarily attributable to (i) our net loss of approximately $16.4 million, as adjusted for non-cash items of approximately $3.5 million, which primarily consisted of depreciation and amortization, amortization of operating lease right-of-use assets, inventory write-downs, and share-based compensation expense of approximately $0.6 million, $0.6 million, $1.3 million, and $1.1 million, respectively, (ii) a decrease in operating lease liabilities of approximately $0.9 million and (iii) an increase in accounts receivable, inventories and prepayments and other assets of approximately $2.0 million, $5.1 million and $2.7 million, respectively, and was partially offset by an increase of accrued expense and other current liabilities of $1.4 million.

Net cash used in operating activities for the year ended December 31, 2020 was primarily attributable to (i) our net loss of approximately $5.2 million adjusted for non-cash items of approximately $0.1 million, which primarily consisted of gain from the disposal of land use rights and properties, share-based compensation expense, and depreciation and amortization of approximately ($7.0) million, $3.4 million, and $1.8 million, respectively, (ii) a decrease of accounts and notes payable of approximately $3.7 million, and (iii) an increase of prepayment and other assets of approximately $0.7 million, which was partly offset by the decrease of inventories, change of amount due from/to related parties and increase of accrued expense and other current liabilities of approximately $1.9 million, $0.6 million, and $0.1 million, respectively.

Net cash used in operating activities for the year ended December 31, 2019 was primarily attributable to (i) our net loss of approximately $19.5 million adjusted for non-cash items of approximately $12.5 million, which primarily consisted of share-based compensation expense, allowance for doubtful receivables, and depreciation and amortization of approximately $4.9 million, $3.6 million, and $2.1 million, respectively, (ii) a decrease of accounts and notes payable of approximately $3.4 million, and (iii) a decrease of operating lease liability of approximately $0.3 million, which was partly offset by the decrease of accounts receivable, an increase of accrued expense and other current liabilities, and an increase of contractual liabilities of approximately $2.4 million, $1.4 million and $1.3 million, respectively.

Our operations for the year ended December 31, 2021 were significantly adversely affected by the COVID-19 pandemic as previously discussed. We had limited cash flow generated from operating activities due to deferred sales orders and shipments, and our operating expense increased in connection with the Combination.

Investing Activities

Net cash provided by investing activities was approximately $7.2 million for the year ended December 31, 2021. Net cash provided by investing activities for the year ended December 31, 2021 was primarily attributable to proceeds received from the sale of land use rights and properties in 2020 of approximately $7.8 million and repayment of loans to related parties of approximately $1.1 million, partially offset by approximately $0.3 million in equity investments, approximately $0.9 million in repayment of long-term investment payable, and approximately $0.8 million in purchase of plants and equipment.

Net cash provided by investing activities was approximately $26.5 million for the year ended December 31, 2020. Net cash provided by investing activities for the year ended December 31, 2020 was primarily attributable to proceeds from the sale of land use rights and properties in 2020 in the amount of approximately $27.0 million and approximately $2.3 million in loans repaid from related parties offset by the approximately $2.8 million in loans provided to related parties.

Net cash provided by investing activities was approximately $1.5 million for the year ended December 31, 2019. Net cash provided by investing activities for the year ended December 31, 2019 was mainly attributable to the increase of loan repayment from related parties of approximately $6.8 million offset by approximately $5.3 million in interest-free loans provided to related parties.

Financing Activities

Net cash provided by financing activities was approximately $271.2 million for the year ended December 31, 2021, primarily attributable to cash proceeds from the reverse recapitalization of approximately $247.4 million arising from the Combination, loan proceeds from the NBG Bridge Loan of approximately $30 million and short term loans borrowed from related parties of approximately $5.0 million, offset by the repayments of loans borrowed from related parties and third parties of approximately $6.5 and $3.9 million, respectively.

Net cash used in financing activities was approximately $15.5 million for the year ended December 31, 2020, primarily attributable to the repayment of bank loans of approximately $26.4 million as well as loan repayments made to related parties and third parties of approximately $6.1 and $0.2 million, respectively, offset by proceeds from bank loans, the additional loans from related parties and third parties of approximately $10.9 million, $3.5 million and $2.9 million, respectively.

Net cash provided by financing activities was approximately $1.2 million for the year ended December 31, 2019 primarily attributable to the proceeds from bank loans of approximately $15.5 million as well as loans proceed from related parties and third parties of approximately $4.5 million and $1.8 million, respectively, offset by the repayments to bank loans and loans from related parties and third parties of approximately $17.3 million, $2.7 million and $0.7 million, respectively.

Contractual Obligations

In December 2020, we signed a non-cancellable operating lease agreement for approximately 165,800 square feet for its ECV manufacturing facility in Changxing, China. The lease period began in April 2021 and ends in March 2024. Pursuant to the agreement, we prepaid the first year of our rent obligations in February 2021 and thereafter will be obligated to pay rent in advance semiannually. The annual base rent for this facility is $487,008.

In February 2021, we signed a non-cancellable operating lease agreement for warehouse and trial production use in Freehold, New Jersey (Willowbrook Road) of approximately 9,750 square feet. The lease period began in February 2021 and ends in February 2022. The annual base rent for this facility is $119,925. We currently lease the Willowbrook facility on a month-to-month basis at the same annual base rent.

In June 2021, we signed two non-cancellable operating lease agreements for approximately 11,700 square feet and 3,767 square feet, respectively, of two floors of an office building in Hangzhou, China. The lease period for each lease agreement began in June 2021 and ends in May 2023. Pursuant to each agreement, we paid the first six months of our rent obligations in June 2021 and thereafter will be obligated to make rental payments in advance semi-annually. The total annual base rent under these two lease agreements is $170,617 for the term ending May 2022 and $186,866 for the term ending May 2023.

In June 2021, NBG signed a non-cancellable operating lease agreement for approximately 1,130 square feet of one suite of an office building in Sydney, Australia. The lease period for lease agreement began in July 2021 and ends in June 2023. Pursuant to the agreement, NBG paid $92,493 in June 2021 as lease guarantee and we are obligated to make monthly rental payments in advance. The total annual base rent under the lease agreement is $105,046 for the term ending June 2022 and $144,263 for the term ending June 2023.

On December 4, 2021, we entered into an entrustment agreement with Cedar Europe GmbH, a company organized under the laws of Germany (“Cedar”) pursuant to which we entrusted Cedar to, in Cedar’s name, obtain a lease agreement for facilities in Germany and operate such lease facility under Cedar’s name in exchange for the Cenntro’s responsibility for all expenditures and costs of the lease. On December 24, 2021, Cedar entered into a lease agreement for an approximately 27,220 square feet facility in Dusseldorf, Germany, where we now house our European Operations Facility. The lease period began on January 1, 2022 and ends on December 31, 2024. Pursuant to such lease agreement, the total annual base rent is €238,800 (or approximately $210,991) for the lease term.

On January 20, 2022, we entered into an operating lease agreement (the “Jacksonville Lease”), between CAC, as tenant, the Company, as guarantor, and JAX Industrial One, LTD., a Florida limited liability company, as landlord, for a facility of approximately 100,000 square feet in Jacksonville, Florida. The lease period commenced on January 20, 2022 and ends 120 months following a five-month rent abatement period. Pursuant to the Jacksonville Lease, minimum annual rent is approximately $695,000, $722,800, and $751,710, for the first three years, sequentially, and rising thereafter.

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our Audited Financial Statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patents and Licenses

We do not have any set research and development policies. For a discussion of our intellectual property, please see Item 4.B of this Annual Report “Business Overview⸺Intellectual Property,” which disclosure is incorporated herein by reference.

D. Trend Information

For a discussion of trends relating to revenues, please see Item 5.A of this Annual Report, “Operating Results,” which disclosure is incorporated herein by reference.

E. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements, the reported amounts of revenue and expenses during the reporting period and the related disclosures in the consolidated and combined financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2—Summary of Significant Accounting Policies” of our consolidated and combined financial statements for the year ended December 31, 2021, included elsewhere in this Annual Report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers with a date of the initial application of January 1, 2018 using the modified retrospective method.

We recognize revenue when goods or services are transferred to customers in an amount that reflects the consideration which we expect to receive in exchange for those goods. In determining when and how revenue is recognized from contracts with customers, we perform the following five-step analysis: (i) identification of a contract with the customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation.

We generate revenue primarily through sales of light-duty ECVs, sales of ECV parts, and sales of off-road electric vehicles. Revenue is recognized at a point in time once we have determined that the customer has obtained control over the product. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled, usually at the time of delivery, at the net sales price (transaction price). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Shipping and handling costs for product shipments occur prior to the customer obtaining control of the goods are accounted for as fulfilment costs rather than separate performance obligations and recorded as sales and marketing expenses.

Accounts receivable and provision for doubtful accounts

Accounts receivable are recognized and carried at net realizable value. Provision for doubtful accounts is recorded for periods in which we determine a loss is probable, based on its assessment of specific factors, such as troubled collections, historical experience, accounts aging, ongoing business relations and other factors. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote.

Provision for doubtful accounts are $0.5 million, $0.3 million and $3.6 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the consolidated and combined statements of operations and comprehensive loss.

Inventories were written down by $1.3 million, $0.7 million and $1.0 million to reflect the lower of cost or net realizable value for the years ended December 31, 2021, 2020 and 2019, respectively.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets or asset group with determinable useful lives whenever events or changes in circumstances indicate that an asset or a group of assets’ carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. The carrying amount of the long-lived asset or asset group is not recoverable when the sum of the undiscounted expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset group, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The impairment test is performed at the asset group level.

The judgments and estimates involved in identifying and quantifying the impairment of long-lived assets involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance. We evaluate long-lived assets for impairment and recorded $6,215, $58,760 and nil impairment for the years ended December 31, 2021, 2020 and 2019, respectively.

Income taxes

We account for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The accounting for deferred tax calculation represents management’s best estimate of the most likely future tax consequences of events that have been recognized in our financial statements or tax returns and related future anticipation. A valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized after considering all available evidence, both positive and negative.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, we are required to estimate its income taxes in each of the jurisdictions in which we operate. We account for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. For the years ended December 31, 2021 and 2020, we did not have any material interest or penalties associated with our tax positions. We did not have any significant unrecognized uncertain tax positions as of December 31, 2021 or 2020.

Share-based compensation expense

Our share-based compensation expenses are recorded in accordance with ASC 718 and ASC 710. Share-based awards to employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that the actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change. See Note 12 to our audited consolidated and combined financial statements included elsewhere in this Annual Report for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted during the years ended December 31, 2021, 2020 and 2019.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326)” (“ASU 2016-13”). ASU 2016-13 revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. Originally, ASU 2016-13 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. In November 2019, FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” ASU 2019-10 deferred the effective date of ASU 2016-13 for all other companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. In addition, the JOBS Act provides that emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We currently qualify as an emerging growth company as defined in the JOBS Act, and we are planning to adopt this standard beginning on January 1, 2023. We are currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on our consolidated financial statements, particularly our recognition of provision for accounts receivable.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We adopted the new standard effective January 1, 2022 and the adoption of this guidance did not have a material impact on our consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. We could remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of June 20, 2018, which was the date of the first sale of our Ordinary Shares pursuant to an effective registration statement. However, if our annual gross revenue is US$1.07 billion or more, or our non-convertible debt issued within a three-year period exceeds US$1 billion, or the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the last day of that fiscal year. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our executive officers and directors as of December 31, 2021:

Name	Age	Position
Executive Officers:
Peter Z. Wang	67	Chief Executive Officer, Managing Director and Chairman of the Board
Edmond Cheng	60	Chief Financial Officer
Marianne McInerney	58	Chief Marketing Officer
Wei Zhong	43	Chief Technology Officer
Tony W. Tsai	48	Vice President, Corporate Affairs and Company Secretary

Non-Executive Directors:
Joe Tong (1)(2)(3)	57	Independent Director
Chris Thorne (1)(2)(3)	53	Independent Director
Simon Charles Howard Tripp (1)(2)(3)	59	Independent Director
Justin Davis-Rice	51	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Executive Officers

Peter Z. Wang founded CAG, the parent company of Cenntro, and served as its Chairman and Chief Executive Officer since 2013. Mr. Wang began serving as Managing Director, Chairman of the Board, and Chief Executive Officer of the Company immediately following the closing of the Combination in December 2021. Mr. Wang is an entrepreneur and investor in the electric vehicle and technology industries, and has founded or co-founded a number of companies in his career, including UTStarcom (a global telecom infrastructure provider), which went public in 2000, World Communication Group, an international telecommunication company, and Sinomachinery Group, a diesel power system (engine and transmission) manufacturer. Mr. Wang was named one of the Outstanding 50 Asian Americans in Business by Asian American Business Development Center in 2004, one of China’s 100 Most Innovative Businessmen by Fast Company Magazine in 2017, and one of the Most Intriguing Entrepreneurs by Goldman Sachs in 2019. Mr. Wang is also the chairman of the board of directors of Cenntro Enterprise Limited, a principal stockholder of the Company, and Greenland Technologies Holding Corp. (NASDAQ: GTEC), a transmission products manufacturing company. Mr. Wang holds Bachelor of Science degrees in Computer Science and Math, as well as a Master of Science degree in Electrical Engineering, from the University of Illinois at Chicago. Mr. Wang also holds a Master of Business Administration from Nova Southeastern University. We believe Mr. Wang is qualified to serve on our Board due to his extensive leadership and management experience, including his experience serving as founder and Chairman and Chief Executive Officer of CAG.

Edmond Cheng has served as Cenntro’s President and Chief Financial Officer since April 2021 and became Chief Financial Officer of the Company immediately following the closing of the Combination in December 2021. Prior to joining Cenntro, Mr. Cheng served as the Chief Financial Officer and a Partner of Mithera Capital Management LLC from August 2017 to March 2021. Mr. Cheng was the Chief Financial Officer (Worldwide) of Pactera Technology International Ltd., a leading global IT software and services company, from January 2015 to July 2017. From 2009 to 2015, Mr. Cheng served as the Chief Financial Officer for publicly listed companies including Zoomlion, a Chinese manufacturer of construction machinery and sanitation equipment, UTStarcom, Inc., a global telecom infrastructure provider, and TCL Multimedia Technology Holdings Ltd, a Chinese manufacturer of televisions and other consumer electronics. Mr. Cheng previously served as the Chief Financial Officer of portfolio companies owned by private equity companies Temasek Holdings, Hony Capital/Goldman Sachs, and Blackstone Group. Mr. Cheng brings to the Company extensive financial management expertise in East Asian and U.S. capital markets, corporate development, cross-border mergers & acquisitions, corporate governance, treasury, and investors relations. Mr. Cheng received his Executive Master of Business Administration jointly offered by Columbia University, London Business School, and University of Hong Kong in May 2012. He received a Master of Accounting and a bachelor of Business Administration from the University of Hawaii. Mr. Cheng is a member of the American Institute of Certified Public Accountants.

Marianne McInerney has served as Cenntro’s Executive Vice President and Chief Marketing Officer since June 2021 and became Chief Marketing Officer of the Company immediately following the closing of the Combination in December 2021. From 2017 to 2020, Ms. McInerney was the Assistant Secretary and Director of Public Relations for the U.S. Department of Transportation and served under Secretary of Transportation Elaine Chao. Ms. McInerney served as Executive Vice President of CAC, a wholly owned subsidiary, from October 2013 to October 2015. Ms. McInerney was Executive Vice President of GreenTech Automotive, a subsidiary of WM Industries Corp., from March 2012 to October 2013 and from October 2010 through March 2012, Ms. McInerney served as Chief Operating Officer at PHC, a North American distribution company focused on bringing Chinese vehicles to market. In 2010, Ms. McInerney served as a strategic consultant to Azure Dynamics to support the relaunch of the Ford Transit Connect EV, where she was responsible for market positioning, product strategy, and aligning sales strategies with corporate revenue goals. Ms. McInerney has been immersed in the Automotive and Transportation industry for almost two decades, during which time she has advised multiple original equipment manufacturers on go-to-market strategies, pricing, marketing, branding and sales, product development and business development and operations. Ms. McInerney is a former President of the American International Automobile Dealers Association, which represents over 11,000 dealer organizations in the United States on matters ranging from trade, taxation, environment and operations. Ms. McInerney received her bachelor’s degree in Political Science from the University of Dayton.

Wei Zhong has been Cenntro’s Chief Technology Officer since 2013 and became our Chief Technology Officer immediately following the closing of the Combination in December 2021. Mr. Zhong has been instrumental in the development of our electric vehicle technologies and models, as well as the development of its supply chain. Prior to 2013, Mr. Zhong was employed with Hangzhou Jiuru Economic Information Consulting Co., Ltd., where he developed software for its enterprise information query platform. Prior to that time, Mr. Zhong served as a communication technology developer for Zhejiang Guangtong Network Technology Co., Ltd. Mr. Zhong holds a bachelor’s degree in Biotechnology from Zhejiang University.

Tony W. Tsai. Mr. Tsai has served as Vice President, Corporate Affairs of CAC, a wholly owned subsidiary, since July 2013 and was appointed Vice President, Corporate Affairs and Company Secretary of CEG, a wholly owned subsidiary, in July 2021. Mr. Tsai was appointed our Vice President, Corporate Affairs and Company Secretary immediately following the closing of the Combination in December 2021. Since April 2007, Mr. Tsai has also been a real estate advisor at Winzone Realty, Inc. From 2007 to 2009, Mr. Tsai served as Compliance Director and an investment banker at CapLink Financial Group, LLC, where he managed broker dealer compliance, supervised sales teams and provided strategic advice. From 2006 to 2007, Mr. Tsai was an investment banker with Kuhns Brothers, Inc. Since joining CAC, Mr. Tsai has been involved in corporate and communications strategy and global regulatory matters. Mr. Tsai holds a bachelor’s degree in Business Administration, with a focus on International Sales Marketing, from Baruch College, City University of New York.

Non-Employee Directors

Joe Tong became a member of our Board following the closing of the Combination on December 30, 2021, and serves on each of our audit committee, compensation committee and nominating committee. Mr. Tong co-founded MeetChina, a leading B2B e-commerce website for China in 1998 and served as its Chief Executive Officer and Director from 1998 to 2003. In 2007, Mr. Tong joined Telstra Sensis as its President of China, and helped build Fang.com (NASDAQ: SFUN), a leading real-estate company website in China, and Autohome Inc. (NYSE: ATHM), a leading automotive company website. In 2016, Mr. Tong joined Ford Motor Company as its Head of Smart Mobility, China. Mr. Tong holds a bachelor’s degree in Computational Mathematics from Nanjing University, and a Master of Business Administration in Finance and Strategic Marketing from the University of Pennsylvania’s Wharton School of Business. We believe Mr. Tong is qualified to serve on our Board due to his past experience with business-to-business enterprises and in the automotive industry.

Chris Thorne became a member of our Board following the closing of the Combination on December 30, 2021, and serves on each of our audit committee, compensation committee and nominating committee. Mr. Thorne has served as Chairman of the Board of Broadline Capital, a global private equity firm focused on growth capital and impact investments primarily in Asia and North America, since 2005. Mr. Thorne has been the Chairman of the Board for Cytonus Therapeutics since November 2019, Endosphere, Inc. since December 2010 and has been the Chairman of the Board of Powermers, Inc. since January 2010. Mr. Thorne received his Juris Doctor from Harvard Law School with honors, Master of Business Administration from Harvard Business School with final year honors, and a bachelor’s degree from Harvard University, magna cum laude, where he founded the Harvard Negotiation Law Review and served as president of the university-wide student government. We believe Mr. Thorne is qualified to serve on our Board due to his substantial private equity and board of directors experience.

Justin Davis-Rice served as a member of NBG’s board of directors since its formation in May 2017, served as its Executive Chairman from April 2019 until December 2021, and remained a member of the Board following the closing of the Combination. Prior to the consummation of the Combination, Mr. Davis-Rice also served as NBG’s Chief Executive Officer from its formation and as the Chief Executive Officer of Bendon from May 2010 to May 2017. As Chief Executive Officer of NBG, he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Mr. Davis-Rice resigned from all director and officer positions with us as of the closing of the Combination, other than continuing as a director of the Company. Prior to May 2010, Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010. Mr. Davis-Rice helped turn Pleasure State into a business with multi-million-dollar earnings. The Company believes Mr. Davis-Rice’s experience as a former chief executive officer makes him well suited to serve as a member of the Board.

Simon Tripp joined NBG’s board of directors in January 2021 and remained a member of our Board following the closing of the Combination. He has an honors degree in Chemical Engineering from Cape Town University and an MBA from Massey University in New Zealand. Mr. Tripp has an extensive background in investment banking and capital markets. He was previously a director of Ord Minnett (subsequently acquired by JP Morgan) in Sydney where he was involved in many significant transactions including IPO’s, capital raisings, M&A and divestments across many sectors including aviation, media, tourism, property and financial services. Mr. Tripp then established a fund with two other partners that raised the funding for and developed the Citibank Centre, a major commercial and retail center in the Sydney CBD. The development was listed on the Australian ASX. During this time, the fund also managed the Sydney Olympic Stadium and Mr. Tripp was on the board of the stadium during the Sydney 2000 Olympics. Since divesting his interests in the fund, Mr. Tripp has been involved in a number of venture capital deals across many sectors including financial services, mining, retail and property. The Company believes Mr. Tripp’s extensive experience in venture capital and financing makes him well suited to serve as a member of the Board.

B. Compensation

2021 Compensation

The following table sets forth the compensation paid to executive officers of Cenntro or its parent company, CAG, for the year ended December 31, 2021:

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Peter Z. Wang Chief Executive Officer	2021	235,000	(1)	-	-	-	235,000
Edmond Cheng Chief Financial Officer	2021	225,000	(2)	100,000	-	-	325,000	(3)
Marianne McInerney Chief Marketing Officer	2021	250,000		-	-	-	250,000
Wei Zhong Chief Technology Officer	2021	126,496		-	-	293,641	420,137
Tony W. Tsai Vice President, Corporate Affairs and Secretary	2021	150,000		-	-	78,304	228,304
Ming He (4) Former Chief Financial Officer	2021	150,000		-	-	163,134	313,134

(1)
Represents the amount paid to Mr. Wang during the year ended December 31, 2021. Mr. Wang was entitled to receive $10,000 per month from January 1, 2021 until July 1, 2021. On July 1, 2021, Mr. Wang’s compensation was increased to $350,000 per year and was paid $29,167 per month through the end of the year.

(2)	Represents the amount paid to Mr. Cheng for services rendered as Chief Financial Officer between April and December 2021.
(3)
On December 30, 2021, Mr. Cheng was granted an option to purchase 1,297,063 Ordinary Shares under the Cenntro Electric Group Limited 2022 Stock Incentive Plan (the “2022 Plan”), with an exercise price per share equal to $5.74 per share, which is equal to the price per Ordinary Share of the Company on the date of grant of the option. The option grant is subject to shareholder approval under applicable Australian law, which has not yet been obtained and accordingly, its value is not included in the table above.

(4)
Mr. He served as Cenntro’s Chief Financial Officer until April 2021. Following the closing of the Combination, Mr. He remained as the Chief Financial Officer of CAG and does not serve as an executive officer of the Company.

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our shareholders, and a long-term commitment to us.

Annual Cash Bonuses

None of Cenntro’s executive officers were eligible to receive a cash bonus for the year ended December 31, 2021, except for Mr. Cheng who received a signing bonus of $100,000 in connection with his employment with the Company, which bonus was accrued during the year ended December 31, 2021 and paid in early 2022.

Equity Incentive Awards

Cenntro has historically granted stock options to its employees, including its executive officers, under the 2016 Plan, although no such awards were made to its executive officers in 2021. Options were granted at a price not less than the fair market value on the date of grant and generally are exercisable within five years after the date of grant. Options generally expire six to eight years from the date of grant.

Pursuant to the Acquisition Agreement, at the closing of the Combination, NBG assumed the 2016 Plan and the options granted and outstanding thereunder and, as a result, options to purchase an aggregate of 9,225,271 Ordinary Shares are outstanding under the 2016 Plan as of the date of this Annual Report. No new grants will be made under our 2016 Plan and all share awards will be granted to our employees, including our executive officers, under the 2022 Plan.

As discussed above, on December 30, 2021, Mr. Cheng was granted an option, subject to shareholder approval, to purchase 1,297,063 Ordinary Shares under the 2022 Plan with an exercise price per share equal to $5.74 per share, which is equal to the price per Ordinary Share of the Company on the date of grant of the option. The option grant to Mr. Cheng remained subject to shareholder approval as of December 31, 2021,  and, as a result, the option grant is not reflected in the Company’s consolidated and combined financial statements for the year ended December 31, 2021.

Health and Welfare Benefits and Perquisites

All of Cenntro’s executive officers were eligible to participate in its employee benefit plans, including its medical, dental, vision, life and disability insurance plans, in each case on the same basis as all of its other employees. Cenntro does not maintain any retirement plans or executive-specific benefit or perquisite programs.  Following the closing of the Combination, we provide employees, including our executive officers, the same benefits.

Agreements with Our Executive Officers

Below are descriptions of the material terms of the employment agreements and offer letters with Cenntro’s executive officers.

Employment Agreement with Peter Z. Wang

On August 20, 2017, CAG entered into an employment agreement with Mr. Wang to serve as Chief Executive Officer of CAG. The initial term of the employment agreement expires on August 19, 2022 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of any extended term. The employment agreement provides that Mr. Wang is entitled to an annual base salary (which is currently $350,000). Mr. Wang is not entitled to any cash severance under his employment agreement. Mr. Wang’s employment agreement contains customary restrictions on competition, solicitation and the disclosure of confidential information. In connection with the closing of the Combination, CAC assumed the rights and obligations of CAG under the employment agreement with Mr. Wang.

Offer Letter with Edmond Cheng

On April 1, 2021, Edmond Cheng joined CAG as CEG’s President and Chief Financial Officer. In connection with Mr. Cheng’s appointment, CAG entered into an offer letter with Mr. Cheng, which was amended and restated as of June 28, 2021 and further amended on September 3, 2021. The initial term of Mr. Cheng’s employment expires on March 31, 2024 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. Pursuant to the amended and restated offer letter, Mr. Cheng will receive an annual base salary of $300,000 and received a one-time signing bonus of $100,000. Additionally, on December 30, 2021, Mr. Cheng was granted an option, subject to shareholder approval, to purchase 1,297,063 Ordinary Shares under the 2022 Plan with an exercise price per share equal to $5.74 per share, which is equal to the price per Ordinary Share of the Company on the date of grant of the option.

Under the amended and restated offer letter, upon termination of his employment without “cause” or a resignation for “good reason” (as such terms are defined in the amended and restated offer letter), subject to his execution and non-revocation of a release of claims agreement, and his compliance with certain restrictive covenants as described below, Mr. Cheng will be eligible to receive six months of base salary (payable in accordance with our customary payroll practice), a prorated annual bonus for the year of termination and continuing COBRA coverage (but not for more than eighteen months, in accordance with applicable law).

Mr. Cheng executed CAG’s standard Employee’s Proprietary Information and Inventions and Non-Competition Agreement (“PIIA”) which contains customary restrictions on competition, solicitation and disclosure of confidential information as well as provisions regarding the assignment of intellectual property.

In connection with the closing of the Combination, CAC assumed the rights and obligations of CAG under the offer letter and PIIA with Mr. Cheng.

Offer Letter with Marianne McInerney

On June 1, 2021, Marianne McInerney joined CAG as its Executive Vice President and Chief Marketing Officer. In connection with Ms. McInerney’s appointment, CAG entered into an offer letter with Ms. McInerney. The initial term of Ms. McInerney’s employment expires on June 1, 2022 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. Pursuant to the offer letter, Ms. McInerney will receive an annual base salary of $250,000.

Ms. McInerney executed an Employee’s PIIA which contains customary restrictions on disclosure of confidential information as well as provisions regarding the assignment of intellectual property.

In connection with the closing of the Combination, CAC assumed the rights and obligations of CAG under the offer letter and PIIA with Ms. McInerney.

Prior to June 1, 2021, Ms. McInerney provided consulting services to CEG and received fees at the annual rate of $250,000.

Employment Agreement with Wei Zhong

On October 29, 2020, Ronda entered into an employment agreement with Mr. Zhong to serve as Chief Technology Officer of Cenntro. The employment agreement is for three years commencing on November 26, 2020 and ending on November 25, 2023.  The term of the employment agreement is not automatically renewed for successive periods.  The employment agreement provides that Mr. Zhong is entitled to an annual base salary which is currently RMB816,000 (equivalent to approximately $128,000).  Mr. Zhong is not entitled to any cash severance under his employment agreement.

Employment Agreement with Tony W. Tsai

On August 20, 2017, CAC entered into an employment agreement with Mr. Tsai to serve as VP, Corporate Affairs of CAC. The initial term of the employment agreement expired on July 11, 2019 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. The employment agreement provides that Mr. Tsai is entitled to an annual base salary (which is currently $150,000). Mr. Tsai is not entitled to any cash severance under his employment agreement. Mr. Tsai’s employment agreement contains customary restrictions on competition, solicitation and the disclosure of confidential information.

Employment Agreement with Ming He

On August 20, 2017, CAG entered into an employment agreement with Mr. He to serve as Chief Financial Officer of CAG. The initial term of the employment agreement expires on August 19, 2022 and is automatically renewed for successive one-year periods unless terminated by either party prior to the expiration of the initial term or any extension thereof. The employment agreement provides that Mr. He is entitled to an annual base salary (which is currently $150,000). Mr. He is not entitled to any cash severance under his employment agreement. Mr. He’s employment agreement contains customary restrictions on competition, solicitation and the disclosure of confidential information. Following the closing of the Combination, Mr. He remained as the Chief Financial Officer of CAG and does not serve as an executive officer of the Company.

Cenntro Electric Group Limited 2022 Stock Incentive Plan

On December 30, 2021, in connection with the Combination, the Board adopted the 2022 Plan, which became effective on that date, subject to shareholder approval. We plan to submit the 2022 Plan for approval by our shareholders within twelve months following the date on which our Board approved the 2022 Plan. The following is a description of the material terms of the 2022 Plan. The summary below does not contain a complete description of all provisions of the 2022 Plan and is qualified in its entirety by reference to the 2022 Plan, a copy of which was filed as Exhibit 10.5 to our Report of Foreign Private Issuer on Form 6-K, filed with the SEC on January 5, 2022, and is incorporated herein by reference.

Share Awards. The 2022 Plan provides for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), restricted share awards, share unit awards, share appreciation rights, cash-based awards, and performance-based share awards, or collectively, share awards. ISOs may be granted only to our employees, including officers, and the employees of our subsidiaries. All other share awards may be granted to our employees, officers, our non-employee directors, and consultants and the employees and consultants of our subsidiaries and affiliates.

Share Reserve. The aggregate number of Ordinary Shares that may be issued pursuant to share awards under the 2022 Plan will not exceed the sum of 25,965,234 shares, plus an annual increase on the first day of each fiscal year, for a period of not more than nine (9) years, beginning on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year or (ii) such lesser amount (including zero) that the compensation committee (as defined below) determines for purposes of the annual increase for that fiscal year.

If restricted securities or securities issued upon the exercise of options are forfeited, then such shares shall again become available for awards under the 2022 Plan. If share units, options or share appreciation rights are forfeited or terminate for any reason before being exercised or settled, or an award is settled in cash without the delivery of shares to the holder, then the corresponding shares will again become available for awards under the 2022 Plan. Any shares withheld to satisfy the exercise price or tax withholding obligation pursuant to any award of options or share appreciation rights shall again become available for awards under the 2022 Plan. If share units or share appreciation rights are settled, then only the number of shares (if any) actually issued in settlement of such share units or share appreciation rights shall reduce the number of shares available under the 2022 Plan, and the balance (including any shares withheld to cover taxes) shall again become available for awards under the 2022 Plan.

As of the date of this Annual Report, options to purchase an aggregate of 1,297,063 Ordinary Shares have been granted and no Ordinary Shares have been issued under the 2022 Plan.

Incentive Stock Option Limit. The maximum number of Ordinary Shares that may be issued upon the exercise of ISOs under the 2022 Plan is 25,965,234 shares.

Grants to Outside Directors. The fair market value of any awards granted under the 2022 Plan to an outside director as compensation for services as an outside director during any twelve-month period may not exceed $500,000 on the date of grant, provided that any award granted to an outside director in lieu of an annual cash retainer payment and/or cash meeting fees (if any) will be excluded from such limit. An outside director may elect to receive his or her annual cash retainer payments and/or cash meeting fees (if any) in the form of cash, options, share appreciation rights, restricted securities, share units, or a combination thereof, as determined by our Board.

Administration. The 2022 Plan will be administered by our Board or a committee appointed by our Board, or the compensation committee. Subject to the limitations set forth in the 2022 Plan, the compensation committee has the authority to determine, among other things, to whom awards will be granted, the number of shares subject to awards, the term during which an option or share appreciation right may be exercised and the rate at which the awards may vest or be earned, including any performance criteria to which they may be subject. The compensation committee also has the authority to determine the consideration and methodology of payment for awards.

Repricing; Cancellation and Re-Grant of Share Awards. The compensation committee has the authority to modify outstanding awards under the 2022 Plan. Subject to the terms of the 2022 Plan, the compensation committee has the authority to cancel any outstanding share award in exchange for new share awards, cash, or other consideration, without shareholder approval but with the consent of any adversely affected participant.

Stock Options. A stock option is the right to purchase a certain number of shares, at a certain exercise price, in the future. Under the 2022 Plan, ISOs and NSOs are granted pursuant to stock option agreements adopted by the compensation committee. The compensation committee determines the exercise price for a stock option, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than one hundred percent (100%) of the fair market value of our Ordinary Shares on the date of grant. Options granted under the 2022 Plan vest at the rate specified by the compensation committee. Stock options granted to certain employees outside of the United States may be settled in cash.

Stock options granted under the 2022 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or the expiration of a specified period following the optionee’s termination of employment. Each stock option agreement will set forth the extent to which the option recipient will have the right to exercise the option following the termination of the recipient’s service with us, and the right to exercise the option of any executors or administrators of the award recipient’s estate or any person who has acquired such options directly from the award recipient by bequest or inheritance. Payment of the exercise price may be made in cash or, if provided for in the stock option agreement evidencing the award, (1) by surrendering, or attesting to the ownership of, shares which have already been owned by the optionee, (2) future services or services rendered to us or our affiliates prior to the award, (3) by delivery of an irrevocable direction to a securities broker to sell shares and to deliver all or part of the sale proceeds to us in payment of the aggregate exercise price, (4) by delivery of an irrevocable direction to a securities broker or lender to pledge shares and to deliver all or part of the loan proceeds to us in payment of the aggregate exercise price, (5) by a “net exercise” arrangement, (6) by delivering a full-recourse promissory note, or (7) by any other form that is consistent with applicable laws, regulations, and rules.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our Ordinary Shares with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our share plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than ten percent (10%) of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least one hundred ten percent (110%) of the fair market value of the shares subject to the option on the date of grant, and (2) the term of the ISO does not exceed five (5) years from the date of grant.

Restricted Share Awards. The terms of any awards of restricted securities under the 2022 Plan will be set forth in a restricted share agreement to be entered into between us and the recipient. The compensation committee will determine the terms and conditions of the restricted share agreements, which need not be identical. A restricted share award may be subject to vesting requirements or transfer restrictions or both. Restricted securities may be issued for such consideration as the compensation committee may determine, including cash, cash equivalents, full recourse promissory notes, past services and future services. Award recipients who are granted restricted securities generally have all of the rights of a shareholder with respect to those shares, provided that dividends and other distributions will not be paid in respect of unvested shares unless and until the underlying shares vest.

Share Unit Awards. Share unit awards give recipients the right to acquire a specified number of shares (or cash amount) at a future date upon the satisfaction of certain conditions, including any vesting arrangement, established by the compensation committee and as set forth in a share unit award agreement. A share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the compensation committee. Recipients of share unit awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied and the award is settled. At the compensation committee’s discretion and as set forth in the share unit award agreement, share units may provide for the right to dividend equivalents. Dividend equivalents may not be distributed prior to settlement of the share unit to which the dividend equivalents pertain and the value of any dividend equivalents payable or distributable with respect to any unvested share units that do not vest will be forfeited.

Share Appreciation Rights. Share appreciation rights generally provide for payments to the recipient based upon increases in the price of our Ordinary Shares over the exercise price of the share appreciation right. The compensation committee determines the exercise price for a share appreciation right, which generally cannot be less than one hundred percent (100%) of the fair market value of our Ordinary Shares on the date of grant. A share appreciation right granted under the 2022 Plan vests at the rate specified in the share appreciation right agreement as determined by the compensation committee. The compensation committee determines the term of share appreciation rights granted under the 2022 Plan, up to a maximum of ten years. Upon the exercise of a share appreciation right, we will pay the participant an amount in shares, cash, or a combination of shares and cash as determined by the compensation committee, equal to the product of (1) the excess of the per share fair market value of our Ordinary Shares on the date of exercise over the exercise price, multiplied by (2) the number of Ordinary Shares with respect to which the share appreciation right is exercised.

Other Share Awards. The compensation committee may grant other awards based in whole or in part by reference to our Ordinary Shares. The compensation committee will set the number of shares under the share award and all other terms and conditions of such awards.

Cash-Based Awards. A cash-based award is denominated in cash. The compensation committee may grant cash-based awards in such number and upon such terms as it shall determine. Payment, if any, will be made in accordance with the terms of the award, and may be made in cash or in Ordinary Shares, as determined by the compensation committee.

Performance-Based Awards. The number of shares or other benefits granted, issued, retainable and/or vested under a share or share unit award may be made subject to the attainment of performance goals. The compensation committee may utilize any performance criteria selected by it in its sole discretion to establish performance goals.

Changes to Capital Structure. In the event of a recapitalization, share split, or similar capital transaction, the compensation committee will make appropriate and equitable adjustments to the number of shares reserved for issuance under the 2022 Plan, the number of shares that can be issued as incentive stock options, the number of shares subject to outstanding awards and the exercise price under each outstanding option or share appreciation right.

Transactions. If we are involved in a merger or other reorganization, outstanding awards will be subject to the agreement or merger or reorganization. Subject to compliance with applicable tax laws, such agreement will provide for (1) the continuation of the outstanding awards by us, if we are a surviving corporation, (2) the assumption or substitution of the outstanding awards by the surviving corporation or its parent or subsidiary, (3) immediate vesting, exercisability, and settlement of the outstanding awards followed by their cancellation, or (4) settlement of the intrinsic value of the outstanding awards (whether or not vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award or the underlying shares) followed by cancellation of such awards.

Change of Control. The compensation committee may provide, in an individual award agreement or in any other written agreement between a participant and us, that the share award will be subject to acceleration of vesting and exercisability in the event of a change of control.

Transferability. Unless the compensation committee provides otherwise, no award granted under the 2022 Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will, the laws of descent and distribution, or pursuant to a domestic relations order.

Amendment and Termination. Our Board has the authority to amend, suspend, or terminate the 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our Board adopted the 2022 Plan.

Recoupment. In the event that we are required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, the Board (or a designated committee) has the authority, to the extent permitted by applicable law, to require reimbursement or forfeiture to us of the amount of bonus or incentive compensation (whether cash-based or equity-based) such executive officer received during the three fiscal years preceding the year the restatement is determined to be required, to the extent that such bonus or incentive compensation exceeds what the officer would have received based on an applicable restated performance measure or target. We intend to recoup incentive-based compensation from executive officers to the extent required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules, regulations and listing standards that may be issued under that act.

2022 Employee Stock Purchase Plan

On December 30, 2021, in connection with the Combination, the Board adopted the Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan (the “ESPP”), which became effective on that date, subject to shareholder approval. The ESPP will be approved by shareholders within twelve months of the date on which our Board approved the ESPP. The following is a description of the material terms of the ESPP.  The summary below does not contain a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, a copy of which was filed as Exhibit 10.6 to our Report of Foreign Private Issuer on Form 6-K, filed with the SEC on January 5, 2022, and is incorporated herein by reference.

General. The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423, except as explained below under “International Participation.” During regularly scheduled “offerings” under the ESPP, participants will be able to request payroll deductions and then expend the accumulated deduction to purchase a number of Ordinary Shares at a discount and in an amount determined in accordance with the ESPP’s terms.

Shares Available for Issuance. The aggregate number of Ordinary Shares that may be issued pursuant to the ESPP is equal to 7,789,571 Ordinary Shares.

Administration. Except as noted below, the ESPP will be administered by our Board or a committee appointed by our Board, or the compensation committee. The compensation committee has the authority to construe, interpret and apply the terms of the ESPP, determine eligibility, establish such limitations and procedures as it determines are consistent with the ESPP and  adjudicate any disputed claims under the ESPP.

Eligibility. Each full-time and part-time employee, including our officers and employee directors and employees of participating subsidiaries, but excluding any employees who are located in China, who is employed by us on the day preceding the start of any offering period is eligible to participate in the ESPP. The ESPP requires that an employee customarily work more than 20 hours per week and more than five months per calendar year in order to be eligible to participate in the ESPP. The ESPP permits an eligible employee to purchase our Ordinary Shares through payroll deductions, which may not be more than fifteen percent (15%) of the employee’s compensation, or such lower limit as may be determined by the compensation committee from time to time. However, no employee is eligible to participate in the ESPP if, immediately after electing to participate, the employee would own shares (including shares such employee may purchase under this plan or other outstanding options) representing five percent (5%) or more of the total combined voting power or value of all classes of our Ordinary Shares. Unless provided otherwise by the compensation committee prior to commencement of an offering, the maximum number of Ordinary Shares which may be purchased by a participant during such offering is equal to (i) fifteen percent (15%) multiplied by (ii) $130,000 divided by the fair market value of an ordinary share on the first day of the offering period. In addition, no employee is permitted to accrue, under the ESPP and all similar purchase plans of us or its subsidiaries, a right to purchase shares of us having a value in excess of $25,000 of the fair market value of such shares (determined at the time the right is granted) for each calendar year. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering. Participation in the ESPP will end automatically on termination of employment.

Offering Periods and Purchase Price. The ESPP will be implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, the compensation committee may specify offerings with a duration of not more than twenty-seven (27) months and may specify shorter purchase periods within each offering. During each purchase period, payroll deductions will accumulate, without interest. On the last day of the purchase period, accumulated payroll deductions will be used to purchase our Ordinary Shares for employees participating in the offering. The purchase price will be specified pursuant to the offering, but cannot, under the terms of the ESPP, be less than eighty-five percent (85%) of the fair market value per share of our Ordinary Shares on either the offering date or on the purchase date, whichever is less. The fair market value of our Ordinary Shares for this purpose will generally be the closing price on the Nasdaq Capital Market (or such other exchange as our Ordinary Shares may be traded at the relevant time) on the date in question, or if such date is not a trading day, on the last trading day before the date in question.

Reset Feature. The compensation committee may specify that, if the fair market value of a share of our Ordinary Shares on any purchase date within a particular offering period is less than or equal to the fair market value on the start date of that offering period, then the offering period will automatically terminate and the employee in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such purchase date.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a share split, appropriate adjustments will be made to (1) the number of shares reserved under the ESPP, (2) the individual and aggregate participant share limitations described in the plan and (3) the price of shares that any participant has elected to purchase.

Corporate Reorganization. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and either our Ordinary Shares will be purchased with the accumulated payroll deductions or the accumulated payroll deductions will be refunded without occurrence of any of our Ordinary Shares purchase, unless the surviving corporation (or its parent corporation) assumes the ESPP under the plan of merger or consolidation.

International Participation. To provide us with greater flexibility in structuring our equity compensation programs for our non-U.S. employees, the ESPP also permits us to grant employees of our non-U.S. subsidiary entities rights to purchase Ordinary Shares pursuant to other offering rules or sub-plans adopted by the compensation committee in order to achieve tax, securities law or other compliance objectives. While the ESPP is intended to be a qualified “employee stock purchase plan” within the meaning of Code Section 423, any such international sub-plans or offerings are not required to satisfy those U.S. tax code requirements and therefore may have terms that differ from the ESPP terms applicable in the U.S. However, the international sub-plans or offerings are subject to the ESPP terms limiting the overall shares available for issuance, the maximum payroll deduction rate, maximum purchase price discount and maximum offering period length.

Amendment and Termination. Our Board and the compensation committee each have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of Ordinary Shares to be issued under the ESPP is subject to shareholder approval. Any other amendment is subject to shareholder approval only to the extent required under applicable law or regulation.

Amended and Restated 2016 Incentive Stock Option Plan

In connection with the Combination, the Company assumed CAG’s obligations under the 2016 Plan. The following is a description of the material terms of the 2016 Plan. The summary below does not contain a complete description of all provisions of the 2016 Plan and is qualified in its entirety by reference to the 2016 Plan, a copy of which was filed as Exhibit 10.7 to our Report of Foreign Private Issuer on Form 6-K, filed with the SEC on January 5, 2022, and is incorporated herein by reference.

General. CAG’s board of directors adopted the 2016 Plan, and CAG’s shareholders approved the 2016 Plan, on February 10, 2016.

The 2016 Plan provides for the grant of NSOs, share awards, and restricted share purchase offer awards, or collectively, awards, to employees, officers and consultants. While we have granted NSOs under the 2016 Plan, we have not granted any share awards or restricted share purchase offer awards under the 2016 Plan.

Administration. The 2016 Plan is administered by the Company’s Board, and may be amended, suspended or terminated by the Board, without shareholder approval, unless either (i) shareholder approval is required by applicable law, regulations or stock exchange listing standards or (ii) the revision or amendment increases the number of shares subject to the 2016 Plan, decreases the price at which grants may be granted, materially increases the benefits to participants, or changes the class of persons eligible to receive grants under the 2016 Plan.

Authorized Shares. As of the date of this Annual Report, options to purchase a total of 9,225,271 Ordinary Shares were outstanding under the 2016 Plan. The weighted-average exercise price of the options outstanding under the 2016 Plan is $1.1007 per share. No additional awards and no additional shares are available for future issuance under the 2016 Plan. However, the 2016 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder. In the event of a share split, share dividend, combination or reclassification of the shares, recapitalization, merger or similar event, the 2016 Plan administrator may proportionately adjust the number of shares covered by outstanding awards, the number of shares available for issuance as future awards under the 2016 Plan, and the exercise or purchase price of outstanding awards.

Nonstatutory Stock Options. The 2016 Plan administrator determines the exercise price for each stock option and the term of an option may not exceed ten years. No option may be transferred by the optionholder other than by will or the laws of descent or distribution. Each option may be exercised during the optionholder’s lifetime solely by the optionholder. Options granted under the 2016 Plan generally vest at the rate of twenty percent each year commencing on the vesting commencement date over five years. Upon the termination of an optionholder’s service as an employee, non-employee director, or consultant for any reason other than death or disability, such optionholder may exercise his or her vested options for not less than thirty days and not more than three months after the date service terminates. In the case of the optionholder’s termination of service as a result of the optionholder’s death or disability, the option will remain exercisable for not less than six months nor more than one year following such termination. Notwithstanding the foregoing, no option may be exercised after the expiration of its term.

Corporate Transactions. The 2016 Plan provides that, in the event of a proposed dissolution or liquidation of the Company, a merger or consolidation in which the Company is not the surviving entity, or a sale of all or substantially all of the assets or capital stock of the Company, unless otherwise provided by the Board, all outstanding stock options will terminate if not assumed by the successor entity or new stock options of the successor entity are substituted therefore.

C. Board Practices

Director Term of Office

In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including the Wang Parties Nominee Directors and Mr. Davis-Rice, NBG’s former chief executive officer and the director designated by NBG. The Relationship Agreement further provides that for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of director as the previous nominee within two business days of receipt of such notice and signed consent to act.

In accordance with the Acquisition Agreement and the Relationship Agreement, at the closing of the Combination, Andrew Shape and Kelvin Dean Fitzalan resigned from the Board and any respective committees of the Board to which they belonged.  Pursuant to the resolutions adopted by the ordinary shareholders of the Company at the Extraordinary General Meeting held on December 21, 2021 (the “December 2021 EGM”), at the closing of the Combination, Messrs. Peter Z. Wang, Chris Thorne and Joe Tong were appointed as directors of the Company, with Mr. Wang acting as Managing Director and Chairman of the Board, and Messrs. Justin Davis-Rice and Simon Charles Howard Tripp were re-appointed as directors of the Company.

Additionally, amendments to our Constitution adopted by the shareholders at the December 2021 EGM, in connection with the Combination, provided that our Board will be comprised of one managing director, Mr. Wang, and three classes of directors, with staggered three-year terms. At each annual general meeting of shareholders, the directors whose terms then expire or their successors will be elected to serve from the time of election and qualification until the third annual general meeting following election. Mr. Wang as managing director is not included among the three staggered classes. Our directors are divided among three classes as follows:

•	Mr. Tripp is the Class III director, whose term will expire at our annual meeting of shareholders to be held in 2022;

•	Messrs. Tong and Davis-Rice are the Class II directors, whose terms will expire at our annual meeting of shareholders to be held in 2023; and

•	Mr. Thorne is the Class I director, whose term will expire at our annual meeting of shareholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Independence of Directors

Our Ordinary Shares are listed on the Nasdaq Capital Market. As a result, we adhere to the rules of Nasdaq in determining whether a director is independent. The rules of Nasdaq generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board has consulted, and will consult, with its counsel to ensure that the Board’s determinations are consistent with these rules and all relevant securities and other laws and regulations regarding the independence of directors. Based on the foregoing, we have determined that each of Messrs. Thorne, Tong and Tripp are independent directors. Our independent directors will have regularly schedule meetings at which only independent directors are present.

Board Committees

Following their respective appointments pursuant to the shareholder resolutions adopted at the December 2021 EGM and pursuant to resolutions adopted by the Board on December 30, 2021 immediately following the closing of the Combination, Messrs. Thorne, Tong and Tripp were appointed to serve on each of the Company’s audit committee, compensation committee and nominating committee. Mr. Thorne will serve as the chair of the audit committee, Mr. Tong will serve as the chair of the compensation committee and the nominating committee.

Board Committees

Audit Committee

We have an audit committee of the Board, comprised of Messrs. Thorne, Tong and Tripp. Each of the members of the audit committee is independent under the applicable listing standards and the rules and regulations of the SEC. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls. Pursuant to the charter, the audit committee is responsible for, among other things:

•
monitoring financial reporting and disclosure matters, including meeting with the independent auditor prior to the audit to review the scope, planning and staffing of the audit; reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board whether the audited financial statements should be included in this Annual Report; reviewing and discussing with management and the independent auditor our interim unaudited financial statements; and discussing with management and the independent auditor, as appropriate, significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•
overseeing our relationship with our independent auditor, including evaluating the qualifications, performance and independence of the independent auditor, such as whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence; and

•
overseeing our compliance programs, including reviewing and approving all related-party transactions; and discussing with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies.

The audit committee will at all times be composed exclusively of directors who are “financially literate,” as defined under the applicable listing standards. Such listing standards generally define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we will be required to certify to the exchange that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Our Board has determined that, in accordance with Nasdaq Listing Rules regarding financial literacy, each of the members of the audit committee is financially literate.  Our Board has further determined that each of Messrs. Thorne and Tong qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq Listing Rules. In making this determination, our Board has considered each such director’s formal education and previous experience in financial roles. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Nominating Committee

We have a nominating committee of the Board, comprised of Messrs. Thorne, Tong and Tripp. Each member of the nominating committee is independent under the applicable listing standards. The nominating committee has a written charter. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. Pursuant to the charter, the nominating committee is responsible for, among other things:

•	developing the criteria and qualifications for membership on the Board;
•	recruiting, reviewing and nominating candidates for election to the Board or to fill vacancies on the Board; and
•	reviewing candidates proposed by shareholders and conducting appropriate inquiries into the background and qualifications of any such candidates.

Compensation Committee

We have a compensation committee of the Board, comprised of Messrs. Thorne, Tong and Tripp. Each member of the compensation committee is independent under the applicable listing standards. In addition, each member is a “non-employee” director as defined in Rule 16b-3 under the Exchange Act and the rules and regulations thereunder. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans. Pursuant to the charter, the compensation committee is responsible for, among other things:

•	establishing, reviewing and approving the overall executive compensation philosophy and policies;
•
reviewing and approving the goals and objectives relevant to the compensation of the chief executive officer, annually evaluate the chief executive officer’s performance in light of those goals and objectives and, based on this evaluation, determine the chief executive officer’s compensation level;

•	reviewing and making recommendations on the compensation of all other executive officers;
•
receiving and evaluating performance target goals for the senior officers and employees (other than executive officers) and review periodic reports from the chief executive officer as to the performance and compensation of such senior officers and employees; and

•	administering or delegating the power to administer our incentive and equity-based compensation plans.

The compensation committee has the authority, to the extent it deems appropriate, to conduct or authorize studies of matters within the committee’s scope of responsibilities and to retain one or more compensation consultants to assist in the evaluation of chief executive officer or executive compensation or other matters. The compensation committee shall have the sole authority to retain and terminate any such consulting firm, and to approve the firm’s fees and other retention terms.

Compensation of our Non-Executive Independent Directors

Cenntro did not historically pay cash retainers or other compensation with respect to service on its board of directors. Cenntro reimbursed all of its non-executive independent directors for their reasonable expenses incurred in attending meetings of its board of directors and committees of its board of directors.

Our Board is expected to review and consider the adoption of a new non-employee director compensation plan. It is contemplated that the non-executive independent directors who have taken office on December 30, 2021 following the Closing, as set forth above, will be compensated in accordance with such revised compensation plan, once adopted by the Board.

For the month of January 2021, NBG’s non-employee directors received compensation on a pro rata basis based on an annual cash fee of US$25,000 and an annual grant of US$35,000 of Ordinary Shares for service on our Board. In addition, the chair of our audit committee received an additional annual cash fee of US$10,000, the chair of our compensation committee received an additional annual cash fee of US$5,000 and the chair of our nominating committee received an additional annual cash fee of US$5,000. In addition, one of our non-employee directors also received an additional fee of US$25,000 and an annual grant of US$35,000 of Ordinary Shares for service as a director of FOH, our wholly owned subsidiary.

On February 24, 2021, the Board adopted a new compensation plan, effective from February 1, 2021.  Under the new compensation plan, the non-executive directors were entitled to receive an annual cash fee of US$30,000, an annual grant of US$35,000 Ordinary Shares and Warrant to purchase  US$50,000 of Ordinary Shares.  In addition, under the revised compensation plan, the chair of our audit committee was entitled to receive an additional annual cash fee of US$20,000, the chair of our compensation committee was entitled to receive an additional annual cash fee of US$12,000 and the chair of our nominating committee was entitled to receive an additional annual cash fee of US$10,000.

During the year ended December 31, 2021, the aggregate amount of compensation paid to our non-employee directors was US$3.4 million. The following table sets forth the compensation of each of our non-employee directors for the year ended December 31, 2021:

	For the Year Ended December 31, 2021
	Cash Fees	Equity	All other Compensation		Total
Kelvin Fitzalan	$48,313	$80,833	$1,000,000	(1)	$1,129,146
Andy Shape	$43,171	$97,500	$1,000,000	(1)	$1,140,671
Simon Tripp	$37,557	$79,067	$1,000,000	(1)	$1,116,624

(1) Represents a retirement payment paid to non-executive directors in connection with the closing of the Combination.

D. Employees

For information about the Company’s employees, see Item 4.B of this Annual Report, “Business Overview— Human Capital Resources and Employees,” which information is incorporated herein by reference.

E. Share Ownership

Disclosure relating to the share ownership of the persons listed in Item 6.B of this Annual Report, “Compensation,” is set forth in Item 7.A of this Annual Report, “Major Shareholders,” which disclosure is incorporated herein by reference.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 31, 2022 by:

•	each of our executive officers and directors;

•	all of our current directors and executive officers as a group; and

•	each person or entity, or group of persons or entities, known by us to own beneficially more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Percentage ownership is based on 261,256,254 Ordinary Shares outstanding as of March 31, 2022.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
5% Shareholders:
China Leader Group Limited (2)	20,918,659	8.0%
Directors and Executive Officers:
Peter Z. Wang (3)	71,544,342	27.4%
Edmond Cheng (4)	—	—%
Marianne McInerney	—	—%
Wei Zhong (5)	1,610,170	* %
Tony Tsai (6)	429,379	* %
Joe Tong	—	—%
Chris Thorne	—	—%
Justin Davis-Rice (7)	7,152,758	2.7%
Simon Charles Howard Tripp (8)	9,299	* %
All current directors and executive officers as a group (9 persons) (9)	80,745,948	30.9%

*	Represents beneficial ownership of less than 1%.

1)	Unless otherwise indicated, the address for each beneficial owner listed in the table above is c/o Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728.

2)
Represents the Acquisition Shares received by China Leader Group Limited (“CLGL”) following the closing of the Combination, pursuant to the Distribution. CLGL is wholly owned by Yeung Heung Yeung, one of the directors of CAG, the former parent company of Cenntro. Yeung Heung Yeung has sole voting and dispositive power with respect to the Ordinary Shares held by CLGL. Accordingly, Mr. Yeung may be deemed to beneficially own the 20,918,659 Ordinary Shares directly held by CLGL. In connection with the Combination, CEGL entered into the Lock-up Agreement (as defined below) pursuant to which it has agreed not to transfer its Acquisition Shares for a period of 180 days following the date of the Closing without our consent. The address of China Leader is Flat B, 29 Floor, Tower 1, Starcrest, 9 Star Street, Wan Chai, Hong Kong.

3)
Consists of (i) 65,399,935 Acquisition Shares held of record by Cenntro Enterprise Limited and (ii) 6,144,407 Acquisition Shares held of record by Trendway Capital Limited, each of which is wholly owned by Mr. Peter Wang. Mr. Wang has voting and dispositive power over the securities held by each entity and as a result may be deemed to beneficially own the securities of such entities. Each of Cenntro Enterprise Limited and Trendway Capital Limited received such Acquisition Shares presented above following the closing of the Combination, pursuant to the Distribution. In connection with the Combination, each of Cenntro Enterprise Limited and Trendway Capital Limited entered into the Lock-up Agreement pursuant to which each has agreed not to transfer its Ordinary Shares acquired in the Combination for a period of 180 days following the date of the Closing without our consent.

4)
Does not include 81,066 Ordinary Shares that Mr. Cheng has the right to acquire from us within 60 days of March 31, 2022, pursuant to the exercise of stock options granted under the 2022 Plan, which grant remains subject to shareholder approval.

5)
Consists of 1,610,170 Ordinary Shares that Mr. Zhong has the right to acquire from us within 60 days of March 31, 2022, pursuant to the exercise of stock options under the 2016 Plan, all of which are vested.

6)
Consists of 429,379 Ordinary Shares that Mr. Tsai has the right to acquire from us within 60 days of March 31, 2022, pursuant to the exercise of stock options under the 2016 Plan, all of which are vested.

7)
Consists of (i) 7,151,612 Ordinary Shares held of record by JADR Consulting Group Pty Ltd (“JADR Consulting”) received pursuant to an incentive award that accelerated in connection with the closing of the Combination, which incentive award was approved by ordinary shareholders of the Company in connection with the Company’s December 2021 EGM and (ii) 1,146 Ordinary Shares held of record by Mr. Davis-Rice and entities controlled by Mr. Davis-Rice (the “Controlled Entities”). Mr. Davis-Rice has sole authority to vote and dispose of the securities held by JADR Consulting and the Controlled Entities and therefore may be deemed to indirectly beneficially own the shares held of record by JADR Consulting and the Controlled Entities.

8)
Consists of 3,721 Ordinary Shares held by Mr. Tripp, 5,316 Ordinary Shares issuable upon exercise of stock options held by Mr. Tripp and 262 Ordinary Shares held of record by Van Zyl Tripp Pty Ltd, an entity controlled by Mr. Tripp.

9)
Consists of (i) 78,701,083 Ordinary Shares beneficially owned by our directors and executive officers and (ii) 2,044,865 Ordinary Shares underlying outstanding options, exercisable within 60 days of March 31, 2022, all of which are vested, and does not include 81,066 Ordinary Shares that Mr. Cheng has the right to acquire from us within 60 days of March 31, 2022, pursuant to the exercise of stock options granted under the 2022 Plan, which grant remains subject to shareholder approval.

B. Related Party Transactions

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

Since January 1, 2021, Cenntro has been party to the following material transactions and loans with (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Cenntro; (b) associates; (c) individuals owning, directly or indirectly, an interest in voting power that gives them significant influence over Cenntro, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling Cenntro’s activities, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Commercial Transactions

Management consulting services

During the year ended December 31, 2021, Cenntro received management consulting services related to marketing and growth strategy in China and paid management consulting fees to the related party Shanghai Hengyu Enterprise Management Consulting Co., Ltd, an entity that is indirectly controlled by Mr. Peter Z. Wang (“Shanghai Management Consulting”). During the year ended December 31, 2021, Cenntro paid an aggregate amount of approximately $0.03 million in management consulting fees to Shanghai Management Consulting.

Financings from related parties

CAG and certain related persons of CAG, including certain entities indirectly owned by Mr. Peter Z. Wang, historically provided financing to Cenntro to support its operations. Generally, the financings provided to Cenntro were in the form of unsecured, fixed rate, interest-bearing loans and interest-free loans. The loans have typically had maturity dates of one year and are extended for additional one-year periods.

Prior to the closing of the Combination, CAG was the parent company of Cenntro. Mr. Peter Z. Wang, our Chief Executive Officer, is a principal stockholder of CAG. Cenntro Holding Limited is indirectly owned by Mr. Peter Wang. Shenzhen Yuanzheng Investment Development Co. Ltd (“YZ Investment”) is controlled by Mr. Yeung Heung Yeung, a director of CAG and principal shareholder of the Company. Mr. Wei Zhong is the CTO of the Company. Mr. Wang is the General Partner of Zhuhai Hengzhong Industrial Investment Fund (Limited Liability Partnership) (“Zhuhai HZ LLP”).

The table below sets forth certain terms relating to Cenntro’s related party debt (dollar amounts in millions) during the year ended December 31, 2021:

Lender	Maximum Amount Borrowed (USD) (in millions)	Maturity Date	Interest Rate	Aggregate Principal Amount Outstanding as of December 31, 2021
CAG	$13.95*	Payable on demand	Interest free	—
Cenntro Holding Limited	$0.77	Payable on demand	Interest free	—
YZ Investment	$0.31	April 2022	12%	$0.31
Mr. Peter Wang	$0.24	October 2021	8%	—
Mr. Zhong Wei	$1.12	December 2020	8-12%	—
Mr. Yeung Heung Yeung	$1.10	December 2021	12%	$1.10
Zhuhai HZ LLP	$0.61	Payable on demand	Interest free	—

*
Relates to (i) operating funds from CAG Cayman with no interest of $15,823 and (ii) a reduction of capital from Cenntro by CAG Cayman in the amount of $13,930,000 prior to the closing of the Combination. The payment by Cenntro of $13,930,000 was made to CAG Cayman in February 2022.

The following table sets forth the principal and interest payments made on each of the above related party loans for the reporting period set forth below (dollar amounts in millions except interest payments):

	Principal Payments	Interest Payments
	For the year ended December 31,
	2021	2021
Lender	(in millions)
CAG	$4.52	—
Cenntro Holding Limited	—	—
YZ Investment	—	—
Mr. Peter Wang	$0.07	$0.02
Mr. Zhong Wei	$0.78	$0.17
Mr. Yeung Heung Yeung	—	—
Zhuhai HZ LLP	$0.94	—

As of February 28, 2022, the Company had no outstanding debt owed to related parties.

Advances to related parties

Cenntro occasionally provided short-term advances to certain related parties on a temporary basis. The advances were generally made on an interest-free basis. Such advances generally do not have a fixed term and are repayable upon demand.

Historically, Ronda and Zhejiang Sinomachinery provided short-term advances to each of Devirra (as defined below) and Zhejiang Zhongchai Machinery Co., Ltd (“ZC Machinery”), an entity indirectly owned by the Company’s Chairman and Chief Executive Officer, Mr. Peter Wang. Prior to the closing of the Combination, CAG was the parent company of both Cenntro and Devirra Corporation Limited (“Devirra” and, together with its subsidiaries, collectively referred to as “Devirra Group”). Devirra Group has historically held CAG’s city delivery business in China. Pursuant to the Combination, CAG sold Cenntro to the Company, but Devirra Group continued as subsidiaries of CAG and are not related to the Company.

During the year ended December 31, 2021, Ronda did not provide any interest-free short-term advances to Devirra Group and Devirra Group made principal payments to Ronda of approximately $0.2 million (or RMB 1.2 million) on amounts previously borrowed. In February 2021, Zhejiang Sinomachinery provided a one month, interest free operating loan to ZC Machinery of approximately $0.08 million. ZC Machinery repaid such loan in full in March 2021. As of December 31, 2021, the outstanding balance of advances to ZC Machinery and Devirra were approximately $0.4 million and nil, respectively.

All advances to the above borrowers are due and payable on demand.

Transactions Related to the Combination

Registration Rights Agreement

At the closing of the Combination, NBG entered into a registration rights agreement (the “Registration Rights Agreement”) with certain shareholders of CAG and other signatories thereto, pursuant to which the holders were granted the right to have registered for resale under the Securities Act Ordinary Shares, including the Acquisition Shares and Ordinary Shares awarded as compensation to Justin Davis-Rice and Simon Tripp, two of our current directors, as well as former directors Andy Shape and Kelvin Fitzalan, subject to certain conditions set forth therein. Pursuant to the Registration Rights Agreement, the Company filed a registration statement registering the resale of the Registrable Securities on January 6, 2022.

Relationship Agreement

In accordance with the Acquisition Agreement, at the closing of the Combination, the Company entered into the Relationship Agreement with the Wang Parties. In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including the Wang Parties Nominee Directors and Mr. Davis-Rice, NBG’s former chief executive officer and the director designated by NBG. The Relationship Agreement further provides that for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of director as the previous nominee within two business days of receipt of such notice and signed consent to act.

Lock-Up Agreement

At the closing of the Combination, pursuant to requirements in the Acquisition Agreement, Cenntro Enterprise Limited, Trendway Capital Limited and CLGL, each a principal shareholder of CAG (collectively, the “Lock-Up Parties”) entered into a lock-up agreement with NBG (the “Lock-Up Agreement”), pursuant to which the Lock-Up Parties agreed not to transfer the Acquisition Shares beneficially owned or owned of record by them for a period of 180 days following the Closing. Each of Cenntro Enterprise Limited and Trendway Capital Limited is wholly owned by Mr. Peter Wang, our Chief Executive Officer.

Divestiture of FOH

On December 30, 2021, simultaneously with the closing of the Combination, NBG consummated the Divestiture of FOH pursuant to the Term Sheet, by and among NBG, Bendon and FOH. Bendon is jointly controlled by Justin Davis-Rice, a member of the Company’s Board and formerly NBG’s Executive Chairman and Chief Executive Officer, and Anna Johnson, a former Chief Executive Officer of NBG. From June 2018 until April 2021, Bendon was an operating subsidiary of NBG. FOH is a designer and e-commerce retailer of women’s intimate apparel, sleepwear and swimwear. It is the exclusive licensee of the Frederick’s of Hollywood global online license, under which it sells Frederick’s of Hollywood intimate products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Under the Term Sheet, Bendon purchased all the outstanding shares of common stock of FOH for a purchase price of AUS$1.00. In connection with such purchase, NBG recapitalized FOH with USD$12.6 million in order to cover liabilities of FOH assumed by Bendon and forgave USD$9.5 million of intercompany loans made by NBG to FOH. The Term Sheet includes certain fundamental representations and warranties of NBG, which terminated as of the closing of the Divestiture. Under the Term Sheet, the Company has no liability to Bendon or FOH following the closing.

Bendon Sale

On April 30, 2021, NBG announced that it had entered into the Bendon Share Sale Agreement for the sale of all of the issued share capital in Bendon Limited to JADR Holdings, an entity affiliated with Mr. Davis-Rice and Matana Intimates Holdings Trustee Limited, an entity affiliated with Anna Johnson, a former Chief Executive Officer of NBG. In connection with the signing of the Bendon Share Sale Agreement, the Company entered into a management services agreement with Bendon through its wholly owned subsidiary, FOH Online Corp. (the “FOH Services Agreement”) and provided a five-year loan of up to NZ$7 million to Bendon (the “Naked Facility”). Each of the Bendon Share Sale Agreement, the FOH Services Agreement and the Naked Facility are more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 30, 2021.

Arrangements with Justin Davis-Rice

In connection with the appointment of Mr. Davis-Rice as Chief Executive Officer of NBG in January 2021, the board of directors of NBG, upon recommendation of the compensation committee, granted to Mr. Davis-Rice phantom warrants with a strike price equal to $5.55 (the 20-day volume-weighted average price of the Ordinary Shares, after taking into account the 1-to-15 Reverse Share Split). The grant set forth that the phantom warrants would vest in three tranches, with the first tranche vesting immediately, the second tranche vesting on July 21, 2021 and the third tranche vesting on January 21, 2022, and each tranche covering an amount equal to 1.5% of NBG’s outstanding Ordinary Shares as of the date of vesting. Upon exercise, NBG net cash settled such phantom warrants. The award of the phantom warrants is more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 30, 2021.

In connection with the Bendon Sale, NBG entered into a consultant service agreement (the “JADR Consultant Agreement”) with JADR Consulting, an entity controlled by Mr. Davis-Rice, pursuant to which JADR Consulting agreed to make Mr. Davis-Rice available to serve as NBG’s Chief Executive Officer and Chairman. The consultant agreement had a term of two years. On the date twelve months prior to the end of the existing term, the consultant agreement will be automatically extended by a further two years unless prior to such date either party gives written notice to the other party that the term will not be extended. As compensation for the services, NBG agreed to pay JADR Consulting US$500,000 per year. Pursuant to the JADR Consulting Agreement, JADR Consulting also was entitled to be awarded bonuses as agreed with the board of directors from time to time. In connection with the closing of the Combination, the JADR Consultant Agreement was terminated in accordance with its terms. The JADR Consulting Agreement is more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 30, 2021.

On September 22, 2021, the board of directors of NBG, upon the recommendation of the compensation committee, granted Mr. Davis-Rice an incentive award. The incentive award was structured such that on the first, second and third anniversary of the granting, Mr. Davis-Rice would be granted Ordinary Shares of NBG with a market value equal to 1.5% of the increase in NBG’s total market capitalization since the grant of the award, each to be determined based on the daily VWAP of NBG’s Ordinary Shares for the five trading days immediately prior to the applicable anniversary. The incentive award is more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 29, 2021.

In connection with the closing of the Combination, JADR Consulting Group Pty Ltd received approximately $20.2 million in cash from the acceleration of the third tranche of the phantom awards and 7,151,612 Ordinary Shares from the acceleration of the incentive award. In connection with the closing of the Combination, Mr. Davis-Rice resigned from his position as Chief Executive Officer and Executive Chairman of the Company, effective as of December 30, 2021.

Ziirsen Consulting Agreement

In connection with his appointment as the Company’s Chief Financial Officer in April 2021, Mr. Ziirsen entered into a consulting agreement with NBG (the “Ziirsen Consulting Agreement”). Under the Ziirsen Consulting Agreement, Mr. Ziirsen was entitled to receive consulting fees at an annual rate of A$350,000. In addition, he was eligible to receive incentive payments at the sole discretion of the compensation committee, based on the achievement of key performance criteria for each year as agreed to between Mr. Ziirsen and the compensation committee. The agreement had a term of two years, which would be automatically extended for an additional two years unless either party provided notice six months prior to the end of the initial term. The consulting agreement is more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 21, 2021.

In connection with the closing of the Combination, Mr. Ziirsen resigned from his position as Chief Financial Officer of the Company, effective as of December 30, 2021, and the Ziirsen Consulting Agreement was terminated in accordance with its terms. On January 1, 2022, the Company entered into a new consulting agreement (the “Cenntro Ziirsen Consulting Agreement”) with Mr. Ziirsen for transition consulting services, including acting as co-Company Secretary. Under the Cenntro Ziirsen Consulting Agreement, Mr. Ziirsen is entitled to a monthly retainer of $10,000 for certain transition services and an additional daily fee of the lesser of $2,000 per day or $300 per hour for other agreed upon services in addition to transition services. The term of the Cenntro Ziirsen Consulting Agreement ends upon completion of agreed upon services under the agreement and may be terminated by either party with one month’s prior written notice.

Employment Agreements

We have entered into employment agreements and offer letter agreements with certain of our executive officers. See “Item 6. Directors, Senior Management and Employees⸻B. Compensation⸻Compensation of Non-Executive Independent Directors.”

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to “Item 18. Financial Statements” for our financial statements and report of our independent registered public accounting firm included elsewhere in this document.

Legal Proceedings

From time to time, we may be subject to various legal claims and proceedings that arise from the normal course of business activities, including, third party intellectual property infringement claims against us in the form of letters and other forms of communication. Litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial cost, diversion of our resources, including management’s time and attention, and, depending on the nature of the claims, reputational harm. In addition, if any litigation results in an unfavorable outcome, there exists the possibility of a material adverse impact on our results of operations, prospects, cash flows, financial position and brand.

In October 2021, Sevic Systems SE (“Sevic”), a former channel partner, commenced a lawsuit against Shengzhou Machinery, one of Cenntro’s wholly owned subsidiaries, relating to a breach of contract for the sale of goods (the “Sevic Lawsuit”). Sevic filed its complaint with the People’s Court of Keqiao District, Shaoxing City, Light Textile City (the “People’s Court”). In the Sevic Lawsuit, Sevic alleges that the Shengzhou Machinery provided it with certain unmarketable goods and requests that the People’s Court (i) terminate two signed purchase orders under its contract with Shengzhou Machinery and (ii) award Sevic money damages for the cost of goods of $465,400, as well as interest and incidental losses, including freight and storage costs, for total damages of approximately $628,109. Sevic applied to the People’s Court to freeze certain assets of Shengzhou Machinery, which request was granted, resulting in the Company having restricted cash of $595,548 on its balance sheet as of December 31, 2021. The Company does not believe that Sevic’s claims have merit and intends to vigorously defend against such claims.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund our operations, capital expenditures and proposed plans, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board may deem relevant.

B. Significant Changes

We are not aware of any significant changes other than what has been discussed in other parts of this annual report, including the acquisition of a 65% equity interest in TME, as discussed further in our consolidated and combined financial statements as of and for the three years ended December 31, 2021 beginning on page F-1 for a discussion of subsequent events.

ITEM 9.	THE OFFER AND LISTING

C. Markets

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “CENN.” The Ordinary Shares are not listed on any exchange or traded in any market outside of the U.S.

On April 26, 2021, NBG received a notice from the Listing Qualifications Department of Nasdaq stating that, for the prior 30 consecutive business days, the closing bid price for Ordinary Shares had been below the minimum of $1.00 per Ordinary Share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that NBG would be afforded an initial period of 180 calendar days (or until October 25, 2021) to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event NBG did not regain compliance within the initial 180-day period, NBG could be eligible for additional time.

NBG did not regain compliance with the minimum bid price requirement during the initial 180 calendar day compliance period. However, on October 26, 2021, NBG received a second notice from Nasdaq’s Listing Qualifications Department stating that Nasdaq’s staff had determined that NBG was eligible for an additional 180 calendar day period (until April 25, 2022) to regain compliance. In order to regain compliance, the bid price for Ordinary Shares must close at US$1.00 per Share or more for a minimum of ten consecutive business days.

The closing of the Combination was subject to a condition that the daily per share volume-weighted average trading price for the five consecutive trading days ending on (and inclusive of) the trading day immediately preceding the Closing was not less than $5.00 per Ordinary Share (the “Five-Day Trading Price Condition”). On December 22, 2021, in order to regain compliance with Nasdaq and to satisfy the Five-Day Trading Price Condition, NBG effected the Reverse Share Split of its Ordinary Shares, at a ratio of 1-for-15.

Pursuant to Nasdaq Rule 5110, NBG and Cenntro were required to file a listing application with Nasdaq in connection with the Combination, as the transaction was deemed to be a change of control of NBG within the meaning of Rule 5110(a). On December 29, 2021, Nasdaq approved our listing application in connection with the Combination and the listing of our Ordinary Shares on the Nasdaq Capital Market effective upon the closing of the Combination.

ITEM 10.	ADDITIONAL INFORMATION

B. Constitution

Constitution and Corporations Act

The summary below relates to our Constitution as currently in effect. The summary below is of the key provisions of our Constitution and does not purport to be a summary of all of the provisions thereof or of all relevant provisions of Australian law governing the management and regulation of Australian companies.

Incorporation

We were incorporated in Australia on May 11, 2017 under the Corporations Act with Australian company number ACN 619 054 938. We are an Australian public limited company.

Objects and Purposes

Our Constitution grants us full power and authority to exercise any power, take any action or engage in any conduct which the Corporations Act permits a company limited by shares to exercise, take or engage in.

Dividend Rights

Subject to the Corporations Act, the common law applicable to Australia and our Constitution, ordinary shareholders are entitled to receive such dividends as may be declared by the directors. If the directors determine that a final or interim dividend is payable, it is (subject to the terms of issue of any shares or class of shares) paid on all shares (other than partly paid shares) proportionate to the amount for the time being paid on each share (excluding amounts credited). Dividends may be paid by cheque, electronic transfer or any other method as the directors determine.

The directors have the power to capitalize and distribute the whole or part of the amount from time to time standing to the credit of any reserve account or otherwise available for distribution to shareholders. The capitalization and distribution must be in the same proportions which the shareholders would be entitled to receive if distributed by way of a dividend.

Subject to the Corporations Act, the common law applicable to Australia, the Constitution and the relevant rules and regulations of Nasdaq, the directors may pay a dividend out of any fund or reserve or out of profits derived from any source.

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

The rights attached to any class of shares (including the Ordinary Shares) may only be varied with the consent in writing of members holding at least three-quarters of the shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class.

Preemptive Rights

Ordinary shareholders do not have preemptive rights.

Directors

There must be a minimum of three directors and a maximum of 12 directors unless our shareholders in a general meeting resolve otherwise. The directors may set a maximum number of directors less than the current maximum in accordance with the Corporations Act and the Nasdaq Listing Rules. We must hold an election of directors at each annual general meeting of the company. Each director, other than the managing director, is designated as either a class I, II or III director. A director designated as a class III director must retire (and, unless he or she gives notice to the contrary, will be submitted for re-election) at the 2022 annual general meeting and at every third annual general meeting thereafter, if a person eligible for election to the office of a class III director has been validly nominated by the members for election as a director in their place. A director designated as a class II director must retire (and, unless he or she gives notice to the contrary, will be submitted for re-election) at the 2023 annual general meeting and at every third annual general meeting thereafter, if a person eligible for election to the office of a class II director has been validly nominated by the members for election as a director in their place. A director designated as a class I director must retire (and, unless he or she gives notice to the contrary, will be submitted for re-election) at the 2024 annual general meeting and at every third annual general meeting thereafter, if a person eligible for election to the office of a class I director has been validly nominated by the members for election as a director in their place. A director appointed to fill a casual vacancy, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment.

In connection with the Combination, NBG entered into the Relationship Agreement. In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including the Wang Parties Nominee Directors and Mr. Davis-Rice, NBG’s former chief executive officer and the director designated by NBG. The Relationship Agreement further provides that for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee Director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of director as the previous nominee within two business days of receipt of such notice and signed consent to act.

Our Constitution provides that no person shall be disqualified from the office of director or prevented by such office from contracting with us, nor shall any such contract or any contract or transaction entered into by or on our behalf in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to us for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established. A director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon. However, a director who has a material personal interest in a matter that is being considered by the directors must not be present at a meeting while the matter is being considered nor vote on the matter, except where permitted by the Corporations Act.

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

General Meetings

A general meeting of shareholders may be called by a directors’ resolution or as otherwise provided in the Corporations Act. The Corporations Act requires the directors to call a general meeting on the request of shareholders with at least 5% of the vote that may be cast at the general meeting. Shareholders with at least 5% of the votes that may be cast at a general meeting may also call, and arrange to hold, a general meeting themselves. In addition, where it is impracticable to call the meeting in any other way, an Australian court of competent jurisdiction may order a meeting of our members to be called.

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

The notice of meeting must include the date and time of the meeting, the location, planned business for the meeting, information about any proposed special resolutions and information about proxy votes.

Changes in Capital

Australian law does not have a limit on the authorized share capital that may be issued and does not recognize the concept of par value. Subject to the Corporations Act, the company may resolve to convert or reclassify shares from one class to another and the directors may do anything required to give effect to that resolution.

Indemnity

We have agreed to indemnify our current and past directors and other executive officers on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office or a related body corporate.

We maintain, to the extent permitted by law, insurance for each director and officer against any liability incurred by the director or officer as a result of their holding office or a related body corporate.

Disposal of assets

The Corporations Act does not specifically preclude a company from disposing of its assets, or a significant portion of its assets. Subject to any other provision which may apply, a company may generally deal with its assets as it sees fit without seeking shareholder approval.

Rights of non-resident or foreign shareholders not residing in, or foreign to, Australia

There are no specific limitations in the Corporations Act which restrict the acquisition, ownership or disposal of shares in an Australian company by non-resident or foreign shareholders not residing in, or foreign to, Australia. The Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates investment in Australian companies and may restrict the acquisition, ownership and disposal of our shares by non-resident or foreign shareholders not residing in, or foreign to, Australia.

Exchange Act Registration; Listing of our Securities

Our Ordinary Shares are registered under the Exchange Act and trade on the Nasdaq Capital Market under the symbol “CENN.” The last sale price of our Ordinary Shares on April 22, 2022, was US$1.70 per share. As of the date of this Annual Report, no other class of our securities is listed on any national securities exchange or automated quotation system.

Our Transfer Agent

The transfer agent for our Ordinary Shares is Continental Stock Transfer & Trust Company.

Our Constitution was filed as Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K, filed with the SEC on January 5, 2022, and is incorporated herein by reference. The foregoing description of the Constitution does not purport to be complete and is qualified in its entirety by reference to such exhibit.

C. Material Agreements

Neither Cenntro nor NBG has entered into any material contracts other than in the ordinary course of business in the two years preceding the date of this Annual Report other than as may be described below:

Material Agreement	Location in Annual Report
Plant Lease Agreement, dated December 2020, by and between Administrative Commission of Changxing Branch, Huzhou Taihu South Industrial Zone and CAG HK	Item 5. Operating and Financial Review and Prospects
Amended and Restated 2016 Incentive Stock Option Plan	Item 6. Directors, Senior Management and Employees⸻B. Compensation
Cenntro Electric Group Limited 2022 Stock Incentive Plan
Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan
Employment Agreements with our Executive Officers
Memorandum and Understanding, dated March 22, 2020, by and between CAG HK and Ayro, Inc.	Item 4. Information on the Company⸻ B. Business Overview
Acquisition Agreement
Relationship Agreement	Item 7. Major Shareholders and Related Party Transactions⸻Related Party Transactions
Registration Rights Agreement
Term Sheet (FOH Divestiture)
Bendon Share Sale Agreement
JADR Consulting Agreement
JADR Phantom Warrants
JADR Incentive Award

Additionally, prior to the closing of the Combination, NBG had entered into the following material agreements other than in the ordinary course of business:

Financings

On January 27, 2021, NBG entered into a placement agency agreement (the “January 2021 Placement Agency Agreement”) with Maxim Group LLC (the “Maxim”). Under the Placement Agency Agreement, Maxim agreed to act as the placement agent, on a reasonable best-efforts basis, for a proposed offering by NBG of Ordinary Shares (the “Offering”). On the same date, in connection with the Offering, NBG entered into a share purchase agreement (the “January 2021 SPA”) with certain institutional investors in the Offering (the “January 2021 Investors”). Under the SPA, the January 2021 Investors agreed to purchase, and NBG agreed to sell, an aggregate of 1,961,000 shares of NBG’s Ordinary Shares, at a purchase price of $25.50 per share for aggregate gross proceeds of $50,005,500. On February 1, 2021, NBG closed on the sale of 1,961,000 Ordinary Shares in a registered direct offering in which Maxim acted as the sole placement agent. The net proceeds to NBG were approximately $46.9 million, after deducting the placement agent’s fees and other estimated offering expenses. The January 2021 Placement Agency Agreement and January 2021 SPA are each more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on January 28, 2021.

On February 24, 2021, NBG and Maxim entered into an equity distribution agreement (the “February 2021 Sales Agreement”). Under the February 2021 Sales Agreement, NBG could sell, from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to $99,500,000. On the same date, NBG entered into a Securities Purchase Agreement (the “February 2021 SPA”) with certain accredited investors (the “February 2021 Investors”), pursuant to which it sold in a private placement an aggregate of $100,000,000 of units, each unit consisting of one Ordinary Share, and one warrant to purchase one Ordinary Share. On November 5, 2021, in connection with the execution of the November 2021 EDA (as defined below), NBG and Maxim terminated the February 2021 Sales Agreement. At the time of its termination, NBG had sold an aggregate of 4,806,667 Ordinary Shares for gross proceeds of approximately US$70.8 million and net proceeds of approximately US$68.6 million, after payment to Maxim of an aggregate of approximately US$2.1 million in commissions. The February 2021 Sales Agreement and February 2021 SPA are each more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 25, 2021.

On March 10, 2021, NBG and the February 2021 Investors entered into an Amendment (the “March 2021 Amendment”) to the February 2021 SPA, which reduced the price per unit and made certain changes to the form of warrant.  The March 2021 Amendment is more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 10, 2021. In connection with the February 2021 SPA, NBG issued to the February 2021 Investors an aggregate of (i) 20,269,232 Ordinary Shares, including 7,843,138 Ordinary Shares and 12,426,094 Ordinary Shares issued upon cashless exercise of warrants, for an aggregate purchase price of approximately $94.9 million and (ii) 3,569,907 additional shares pursuant to a put right under the February 2021 SPA, at a price of $9.38 per share, for an aggregate purchase price of approximately $33.5 million.

On November 5, 2021, NBG entered into a securities purchase agreement (the “November 2021 SPA”) pursuant to which it sold in a private placement 3,326,680 units at a purchase price of $9.018 per unit, for an aggregate purchase price of US$30 million. Each unit consisted of one Ordinary Share, one five-year warrant to purchase one Ordinary share and one 0.65 of a one-year warrant to purchase one Ordinary Share. In connection with the November 2021 SPA, NBG issued an aggregate of 10,400,766 Ordinary Shares. On November 8, 2021, NBG entered into an equity distribution agreement (the “November 2021 EDA”) with Maxim for an at the market offering, pursuant to NBG could sell, from time to time, Ordinary Shares having an aggregate offering price of up to US$300 million. On December 17, 2021, NBG terminated the November 2021 EDA, at which time NBG had sold an aggregate of 887,731 Ordinary Shares, for gross proceeds of $8,196,600 and net proceeds of $7,950,702 after deducting agent fees and other offering expenses. The November 2021 SPA (and the warrants issued thereunder) and November 2021 EDA are more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 8, 2021.

On December 20, 2021, NBG entered into a securities purchase agreement (the “December 2021 SPA”) pursuant to which it sold in a private placement an aggregate of 3,078,082 units at a purchase price of $6.49755 per share, each unit consisting of one Ordinary Share and one five-year warrant to purchase one Ordinary Share, for an aggregate purchase price of $20 million. NBG issued an aggregate of 6,925,684 Ordinary Shares in connection with the December 2021 Private Placement. The December 2021 SPA is more fully described in the Report of Foreign Private Issuer on Form 6-K filed with the SEC on December 21, 2021.

D. Exchange Controls

Under Australian law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of Ordinary Shares. This discussion is based on the laws in force as of the date of this Annual Report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of Ordinary Shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the U.S., and is not a comprehensive description of all U.S. federal and Australian income tax considerations that may be relevant to a decision to acquire or dispose of Ordinary Shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the U.S. and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

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

In this section, a “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
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

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, AS WELL AS STATE, LOCAL AND NON-U.S., TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND DISPOSING OF ORDINARY SHARES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL AND OTHER TAX LAWS.

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

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of such distribution, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt of the distribution, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

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

The determination of whether or not we are or will become a PFIC is a factual determination that must be determined annually at the close of each taxable year. We do not believe that we are a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2021. Similarly, we do not anticipate being classified as a PFIC for the taxable year ended December 31, 2022 or in the foreseeable future. Notwithstanding the foregoing, because PFIC status is a fact-intensive determination made on an annual basis, and also may be affected by the application of the PFIC rules, which are subject to differing interpretations, no assurance can be given that we are not, or will not become in any future taxable year, a PFIC. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year and also expresses no opinion with respect to our predictions regarding our PFIC status in the future. Prospective investors should consult their own tax advisors regarding our potential PFIC status.

If we are a PFIC for any taxable year during which a U.S. holder holds Ordinary Shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such Ordinary Shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•
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

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the SEC, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The Ordinary Shares are listed on the Nasdaq Capital Market and, consequently, we expect that, assuming the Ordinary Shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

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

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN OUR ORDINARY SHARES. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO YOU IN YOUR PARTICULAR SITUATION.

Australian Tax Considerations

In this section, we discuss the material Australian tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the Ordinary Shares. This summary is based upon the premise that the shareholder is not an Australian tax resident and not operating from an Australian permanent establishment (“Foreign Shareholder”).

This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax-exempt organizations, employee share scheme participants or beneficiaries of deceased estates). In addition, this summary does not discuss any state or foreign tax considerations, other than Australian stamp duty.  Australia’s tax laws and the Australia – U.S. Double Tax Agreement (“DTA”) are subject to change (or changes in interpretation), possibly with retroactive effect and investors are urged to consult their tax advisors regarding the Australian and foreign tax considerations of the purchase, ownership and disposition of the Ordinary Shares.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends payable to Foreign Shareholders are generally not subject to dividend withholding tax (“WHT”).  Dividends payable to Foreign Shareholders are generally subject to dividend WHT, to the extent that the dividends are not foreign sourced and declared to be conduit foreign income (“CFI”) and are unfranked.

Dividend WHT will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a DTA and qualifies for the benefits of that DTA. Under the provisions of the current Australia – U.S. DTA, the rate of Australian tax to be withheld on unfranked dividends paid by the Company (which are not declared to be CFI) to which a tax resident of the U.S. is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting power in the Company.

If a Foreign Shareholder is a company that is a tax resident of the U.S., holds 10% or more of the voting power in the Company and is beneficially entitled to dividends from the Company, the rate of Australian dividend WHT is limited to 5%. In limited circumstances, the dividend WHT rate can be reduced to nil.

Tax on Sales or other Dispositions of Shares — Capital Gains Tax

Foreign Shareholders will not be subject to Australian capital gains tax (“CGT”) on the gain made on a sale or other disposal of shares in the Company, unless they, broadly, together with associates, hold 10% or more of the issued capital in the Company, at the time of disposal or for 12 months of the last 2 years

Foreign Shareholders who, together with associates, own a 10% or more interest would be subject to Australian CGT if more than 50% of the Company’s direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights.  Relief from Australian CGT is unlikely to be provided by the Australia – U.S. DTA.  Net capital gains are calculated after deducting capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses can only be offset against capital gains.

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

To the extent that an amount would be included in a Foreign Shareholder’s assessable income under both the CGT and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Australian Stamp Duty

No Australian stamp duty is payable by Foreign Shareholders on the trading of Ordinary Shares in the Company.

Goods and Services Tax

The issue or transfer of Ordinary Shares in the Company will not incur Australian goods and services tax.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE ORDINARY SHARES.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

We also make available on our website’s investor relations page, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report. Please direct such requests to us, Attention Peter Z. Wang, Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

The reporting currency and functional currency of CEGL and its U.S. subsidiaries is the U.S. Dollar, while our Chinese subsidiaries’ functional currency is RMB. Our Audited Financial Statements are presented in USD and will be affected by the foreign exchange rate of the RMB against the USD. Additionally, during the years ended December 31, 2021 and 2020, significant portions of our net revenues were derived from the sales in the European Union and United States, denominated in Euros or USD, respectively, while our costs and expenses were primarily incurred in the PRC (and denominated in RMB). The value of the RMB against the Euro, USD and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, as well as currency market conditions and other factors.

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. During the years ended December 31, 2021, 2020, and 2019 the RMB appreciated against the USD by approximately 2.3%, appreciated against the USD by approximately 6.5%, and depreciated against the USD by approximately 1.6%, respectively During the years ended December 31, 2021, 2020 and 2019, the RMB appreciated against the Euro by approximately 10%, depreciated against the Euro by approximately 2.7% and appreciated against the Euro by approximately 0.4%, respectively. It is difficult to predict how market forces or PRC, U.S. or EU government policy may impact the exchange rate between the RMB and the USD or Euro, respectively, in the future.

Currency exchange rate fluctuation in either direction can negatively impact our results of operations and/or financial condition. Appreciation in RMB could have the effect of increasing our operating costs so long as a material amount of our current operations occur in China. Conversely, appreciation of USD or EUR against the RMB could have the effect of reducing the value of cash and cash equivalents held by our PRC subsidiaries for the purposes of making payments to suppliers or distributing income to Cenntro Electric Group Limited.

Furthermore, to the extent that we need to convert RMB to USD as our reporting currency, the depreciation of the RMB against the USD will adversely impact our consolidated net asset and profit or loss items presented in our financial statements. The effect of a change in the foreign exchange rate of the RMB against the USD on our Audited Financial Statements is recorded under translation reserve within our shareholders’ equity and foreign currency translation within our other comprehensive income or loss. As of December 31, 2021, the combined net assets attributable to entities for which RMB is the functional currency was approximately $37.4 million measured in USD. Were the USD to appreciate 10% against RMB, from a rate of US$1.00 to RMB 6.3726 (the foreign exchange rate as of December 31, 2021) to a rate of US$1.00 to RMB 5.7933, we would have recognized a decrease in net assets of approximately $3.7 million.

Interest Rate Risk

Prior to November 2020, we had a number of short-term fixed interest rate loans from certain financial institutions that we renewed annually. At each renewal, the interest rate would be adjusted based on prevailing interest rates. However, we paid off all outstanding balances on such bank loans as of December 31, 2020. As of March 31, 2022, we also have paid off all outstanding borrowings from related parties and third parties.

Inflation

For the years ended December 31, 2021 and 2020, the vast majority of our net revenues derived from the markets in the European Union and the United States, while our costs and expenses were primarily incurred in the PRC. The consumer price index for the years ended December 31, 2021, 2020 and 2019 increased year-over-year by 8.19%, 1.25%, and 1.83%, respectively, in the United States; 6.67%, 0.19% and 1.26%, respectively, in the European Union; and (8.94)%, 2.42% and 2.90%, respectively, in China.

Adverse and uncertain economic conditions and, in particular, the impact of global general price inflation, may negatively impact our business and operating results. We have experienced, and expect to continue to experience, price increases from, among other things, our component suppliers. Sustained inflation, combined with key component shortages, may require us to raise the prices of our ECVs in order to offset cost increases, which may negatively impact the demand for our vehicles. As a result, our channel partners may become more conservative in response to such conditions and seek to reduce their inventories. Conversely, to the extent inflation or other factors increase our business costs, it may not be feasible to pass price increases on to our channel partners, which will adversely affect our profitability. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our channel partners, our ability to attract new channel partners, the financial condition of end-consumers in the commercial ECV market and our ability to provide ECVs that appeal to our channel partners and other direct customers at a competitive upfront cost. Unfavorable macroeconomic conditions may lead our channel partners to reduce, delay, curtail or cancel proposed or existing contracts, decrease the overall demand for our ECVs or otherwise adversely affect our results of operations. The duration and severity of the current inflationary period cannot be estimated with precision.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

In connection with the Combination, NBG entered into the Relationship Agreement. In accordance with the Acquisition Agreement and the Relationship Agreement, the Board consists of five directors, including Mr. Davis-Rice, NBG’s former chief executive officer and the director designated by NBG, and Mr. Wang, Chris Thorne, Joe Tong and Simon Charles Howard Tripp, the Wang Parties Nominee Directors. For so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Ordinary Shares, in the event that any of the Wang Parties Nominee Directors are removed as a director by members pursuant to section 203D of the Corporations Act, Mr. Wang may give notice in writing to the Company of the person that the Wang Parties wish to nominate in place of that previous Wang Parties Nominee director, together with their consent to act, and the Company must ensure that such individual is appointed as a Wang Parties Nominee Director of the same class of director as the previous nominee within two business days of receipt of such notice and signed consent to act. Additionally, amendments to our Constitution adopted by the shareholders at the December 2021 EGM, in connection with the Combination provide that our board will be comprised of one managing director, Mr. Wang, and three classes of directors, with staggered three-year terms.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Executive Chairman (our principal executive), Chief Executive Officer and Chief Financial Officer (principal financial officer), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2021, due to the material weakness described in Item 5 of this Annual Report, “Operating and Financial Review and Prospects⸺Introduction⸺Material Weakness in Internal Control Over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process used to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with the authorization of our Board and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2021, due to the material weaknesses described in Item 5 of this Annual Report, “Operating and Financial Review and Prospects⸺Introduction⸺Material Weakness in Internal Control Over Financial Reporting.”

Changes in Internal Control over Financial Reporting

Except for as noted above, there were no changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

For information about our audit committee financial expert, see Item 6.C of this Annual Report, “Board Practices—Financial Experts on Audit Committee,” which is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

Following the closing of the Combination, we are subject to NBG’s historical Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Ethics is posted on our website at https://ir.cenntroauto.com/. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Marcum Bernstein & Pinchuk LLP for certain services rendered to Cenntro during the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020
Marcum Bernstein & Pinchuk LLP
Audit Fees	$309,000	$226,600
Audit-related fees	$82,400	—
Tax fees	—	—
All Other Fees	—	—
Total	$391,400	$226,600

(1)  “Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Marcum Bernstein & Pinchuk LLP (“MBP”) for the audit of our annual financial statements and review of our interim financial statements.
(2)   “Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.
(3)   “Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered for tax compliance and tax advice.
(4)   “All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See Item 16G of this Annual Report, “Corporate Governance,” which is incorporated herein by reference.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Prior to the closing of the Combination, BDO Audit Pty Ltd (“BDO”) served as the independent registered public accounting firm to NBG. On February 15, 2022 (Australia time), in light of the fact that Cenntro’s financial statements became the Company’s financial statements following the closing of the Combination, BDO notified the Company and ASIC of its intention to resign as the independent registered public accounting firm of the Company and requested consent for its resignation from ASIC as required under the Corporations Act. On April 1, 2022, BDO received consent from ASIC for its resignation and on April 4, 2022, BDO’s resignation became effective.

Subject to ASIC’s consent to BDO’s resignation and effective on April 4, 2022, the Company engaged MBP as its independent registered public accounting firm to audit financial statements for the year ended December 31, 2021 in accordance with U.S. GAAP and not for the purposes of the Corporations Act. The engagement of MBP was approved by the audit committee of the Board and ratified by the Board. MBP served as the independent registered public accounting firm of Cenntro prior to the closing of the Combination.

The reports of BDO on the financial statements of NBG for the fiscal years ended January 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion, and they were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such report for the year ended January 31, 2020 included a going concern qualification. During the fiscal year ended January 31, 2021 and the subsequent interim period preceding their resignation (including the year ended December 31, 2021), there was no disagreement between NBG and BDO, whether or not resolved to the satisfaction of BDO, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of BDO, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements.

During NBG’s two most recent fiscal years or the subsequent interim period preceding BDO’s resignation (including the year ended December 31, 2021), there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) other than the material weakness in NBG’s internal controls identified for the periods ended January 31, 2021 and 2020, relating to (i) management’s lack of maintaining appropriate staffing in its accounting department with the appropriate level of technical expertise and experience, resulting in insufficient oversight of the financial reporting function, (ii) the lack of a formally implemented system of internal control over financial reporting and associated written documentation of such internal control policies and procedures, (iii) the lack of appropriate oversight by the Board, especially the audit committee, in ensuring remediation of weaknesses in its financial reporting and internal controls, (iv) the lack of design controls to understand and evaluate non-routine transactions and (v) the lack of regular compensation committee meetings held during the year, which material weaknesses were previously disclosed.

During NBG’s two most recent fiscal years and the subsequent interim period preceding BDO’s resignation (including the year ended December 31, 2021), NBG did not consult MBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on NBG’s financial statements, and neither a written report nor oral advice was provided to NBG that MBP concluded was an important factor considered by NBG in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The foregoing disclosure was reported on our Report of Foreign Private Issuer on Form 6-K, furnished with the SEC on April 4, 2022. At such time, the Company provided BDO with a copy of the foregoing disclosures and requested that BDO furnish it with a letter addressed to the SEC stating whether it agreed with the statements set forth therein and, if not, stating the respects in which it did not agree. A copy of BDO’s letter, dated April 4, 2022, was filed with the Company’s Report of Foreign Private Issuer on Form 6-K on April 4, 2022 and is incorporated herein by reference. Please refer to Exhibit 15.1 in Item 19. “Exhibits.”

The audit committee’s decision to engage MBP and BDO’s decision to resign was made as a result of the consummation of the Combination, including the reverse recapitalization nature of the Combination pursuant to which the historical financials of Cenntro became the historical financial statements of the Company.

The Company is subject to obligations under the Corporations Act, including financial reporting obligations that require the Company to prepare, audit and lodge with ASIC financial reports audited in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. As a result, the Company has appointed Wis Audit Pty Ltd to act as its ASIC-registered independent auditor for the purposes of statutory compliance with the Corporations Act.

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

•
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

•
We will follow Australian law and corporate governance practices in lieu of the requirements under the Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with a change of control, certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other equity compensation plans or arrangements. Applicable Australian law prohibits the acquisition of a relevant interest in voting shares of a public company, if, because of that transaction, a person’s voting power in the company increases from under 20% to over 20% or increases from a starting point that is above 20% and below 90%. This prohibition is subject to a number of exceptions including where the acquisition is approved by a resolution of shareholders of the company in which the acquisition is made. Due to differences between Australian law and corporate governance practices and the Nasdaq Listing Rules, we will claim the exemption for foreign private issuers with respect to the Nasdaq shareholder approval requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Part III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Our Audited Financial Statements are included at the end of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1
Constitution of Cenntro Electric Group Limited ACN 619 054 938 (incorporated by reference to Exhibit 3.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).
2.2*	Description of registered securities.
4.1
Stock Purchase Agreement, dated November 5, 2021, by and among Naked Brand Group Limited ACN 619 054 938, Cenntro Automotive Group Limited (Cayman), Cenntro Automotive Group Limited (Hong Kong), Cenntro Automotive Corporation and Cenntro Electric Group, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on November 8, 2021).

4.2
Local Sale and Purchase Agreement, dated December 30, 2021, by and between Naked Brand Group Limited and Cenntro Automotive Group Limited (Cayman) (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.3
Registration Rights Agreement, dated December 30, 2021, by and among Naked Brand Group Limited and the parties thereto (incorporated by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.4
Relationship Agreement, dated December 30, 2021, by and among Naked Brand Group Limited, Peter Z. Wang, Cenntro Enterprise Limited and Trendway Capital Limited (incorporated by reference to Exhibit 10.3 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.5	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on November 8, 2021).
4.6+
Cenntro Electric Group Limited 2022 Stock Incentive Plan (and Forms of Stock Option Agreement, Cash-Settled Option Agreement, Restricted Stock Agreement and Restricted Stock Unit Agreement (and each agreement’s Notice of Exercise and Grant Notice, as applicable)) (incorporated by reference to Exhibit 10.5 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.7+
Cenntro Electric Group Limited 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.8+
Cenntro Electric Group Limited Amended and Restated 2016 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.9
Plant Lease Agreement, dated December 2020, by and between Administrative Commission of Changxing Branch, Huzhou Taihu South Industrial Zone and Cenntro Automotive Group Limited (Hong Kong) (English Translation) (incorporated by reference to Exhibit 10.8 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.10+
Employment Agreement, dated August 20, 2017, by and between Peter Z. Wang and Cenntro Automotive Group Limited (incorporated by reference to Exhibit 10.9 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.11+
Amended and Restated Offer Letter, dated June 28, 2021, by and between Edmond Cheng, Cenntro Automotive Group Limited and, for limited purposes, Cenntro Electric Group, Inc (incorporated by reference to Exhibit 10.10 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.12+
Addendum to Amended and Restated Offer Letter, dated October 1, 2021, by and between Edmond Cheng and Cenntro Automotive Group Limited (incorporated by reference to Exhibit 10.11 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.13+
Offer Letter, dated June 1, 2021, by and between Marianne McInerney and Cenntro Automotive Group Limited (incorporated by reference to Exhibit 10.12 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.14+
Employment Agreement, dated August 20, 2017, by and between Tony W. Tsai and Cenntro Automotive Corporation (incorporated by reference to Exhibit 10.13 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.15+
Employment Agreement, dated as of November 26, 2017, by and between Wei Zhong and Hangzhou Ronda Tech Co., Ltd (incorporated by reference to Exhibit 10.14 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.16†
Manufacturing License Agreement, dated April 27, 2017, by and between Ayro, Inc. (f/k/a Austin EV, Inc.) and Cenntro Automotive Group Limited (Hong Kong) (incorporated by reference to Exhibit 10.17 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.17
Amendment A to the Manufacturing License Agreement, dated February 22, 2019, by and between Ayro, Inc. (f/k/a Austin EV, Inc.) and Cenntro Automotive Group Limited (Hong Kong) (incorporated by reference to Exhibit 10.18 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.18
Amendment B to the Manufacturing License Agreement, dated March 19, 2020, by and between Ayro, Inc. and Cenntro Automotive Group Limited (Hong Kong) (incorporated by reference to Exhibit 10.19 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.19†
Memorandum and Understanding, dated March 22, 2020, by and between Cenntro Automotive Group, Ltd. and Ayro, Inc (incorporated by reference to Exhibit 10.20 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.20
Entrustment Agreement, dated December 4, 2021, by and between Cenntro Electric Group, Inc. and Cedar Europe GmbH (incorporated by reference to Exhibit 10.21 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.21
Lease Agreement for Commercial Space, dated as of December 26, 2021, by and between Cedar Europe GmbH and Stefan Schoppmann (English Translation) (incorporated by reference to Exhibit 10.22 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.22
Term Sheet, dated December 30, 2021, by and among Naked Brand Group Limited, Bendon Limited and FOH Online Corp (incorporated by reference to Exhibit 10.23 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on January 5, 2022).

4.23†
Share and Loan Purchase Agreement, dated as of March 5, 2022, by and among Cenntro Electric Group, Inc. and Mosolf SE & Co. KG (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 9, 2022).

4.24
Share Sale Agreement, dated as of April 30, 2021, by and among Naked brand Group Limited, JADR Holdings Pty Limited, Matana Intimates Holdings Trustee Limited, Bendon Limited, Justin Davis-Rice and Anna Johnson (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 30, 2021).

4.25
Consultant Services Agreement, dated as of April 30, 2021, by and among JADR Consulting Group Pty Ltd and Naked Brand Group Limited (incorporated by reference to Exhibit 10.4 to the Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 30, 2021).

4.26*	Lease Agreement, dated January 20, 2022, by and between Jax Industrial One, Ltd., as Landlord, and Cenntro Automotive Corporation, as Tenant.
4.27*	First Lease Amendment, dated as of February 17, 2022, by and among Jax Industrial One, Ltd., as Landlord, Cenntro Automotive Corporation, as Tenant, and Cenntro Electric Group Limited, as Guarantor.
8.1*	List of Subsidiaries.
11.1	Code of Ethics (incorporated by reference Exhibit 11.1 to the Annual Report on Form 20-F filed by the registrant on June 14, 2019).
12.1*	Certification of Principal Executive Officer required by Rule 13a-14(a).
12.2*	Certification of Principal Financial Officer required by Rule 13a-14(a).
13.1**	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter from BDO Audit Pty Ltd. (incorporated by reference to Exhibit 16.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, File No. 001-38544, filed with the SEC on April 4, 2022).
15.2*	Consent of Marcum Bernstein & Pinchuk LLP.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL and included as Exhibit 101).

*          Filed herewith.

**        Furnished herewith.

†         Information in this exhibit identified by brackets is confidential and has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) the type the Company treats as private or confidential.

+          Management contract or compensatory plan.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 25, 2022

CENNTRO ELECTRIC GROUP LIMITED

By:	/s/ Peter Z. Wang
Name:	Peter Z. Wang
Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Cenntro Electric Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cenntro Electric Group Limited (the “Company”) as of December 31, 2021, and combined balance sheet of the Company as of December 31, 2020, the related combined statements of operations and comprehensive loss, change in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2021.

New York, NY
April 25, 2022

CENNTRO ELECTRIC GROUP LIMITED
CONSOLIDATED AND COMBINED BALANCE SHEETS
 (Expressed in U.S. dollars, except for the number of shares)

	Note	December 31, 2021	December 31, 2020
		Consolidated	Combined
ASSETS
Current assets:
Cash and cash equivalents		$261,069,414	$4,549,034
Restricted cash		595,548	-
Accounts receivable, net	3	2,047,560	463,333
Inventories	4	8,139,816	4,207,990
Prepayment and other current assets, net	5	7,989,607	2,087,756
Receivable from disposal of land use rights and properties	7	-	7,724,138
Amounts due from related parties - current	17	1,232,634	1,101,144
Total current assets		281,074,579	20,133,395

Non-current assets:
Equity investments	6	329,197	-
Plants and equipment, net	7	1,301,226	1,039,191
Intangible assets, net		3,313	45,430
Right-of-use assets, net	11	1,669,381	423,304
Amount due from related parties - non-current	17	4,834,973	-
Other non-current assets, net	8	2,151,700	1,117,648
Total non-current assets		10,289,790	2,625,573

Total Assets		$291,364,369	$22,758,968

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Accounts payable		$3,678,823	$3,722,686
Accrued expenses and other current liabilities	9	4,183,263	5,743,323
Contractual liabilities	2(k)	1,943,623	1,690,837
Operating lease liabilities, current	11	839,330	131,014
Amounts due to related parties	17	15,756,028	3,248,777
Total current liabilities		26,401,067	14,536,637

Other non-current liabilities		700,000	-
Operating lease liabilities, non-current	11	489,997	356,143
Total Liabilities		$27,591,064	$14,892,780

Commitments and contingencies	16

EQUITY
Ordinary shares (No par value; 174,853,546 and 261,256,254 shares issued and outstanding as of December 31, 2020 and 2021)		-	-
Additional paid in capital	13	374,901,939	103,113,793
Accumulated deficit		(109,735,935)	(93,314,128)
Accumulated other comprehensive loss		(1,392,699)	(1,904,839)
Total equity attributable to shareholders		263,773,305	7,894,826
Non-controlling interests		-	(28,638)
Total Equity		263,773,305	7,866,188
Total Liabilities and Equity		$291,364,369	$22,758,968

The accompanying notes are an integral part of these consolidated and combined financial statements.

CENNTRO ELECTRIC GROUP LIMITED
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars, except for number of shares)

		For the Years Ended December 31,
	Note	2021	2020	2019

Net revenues	2(k)	$8,576,832	$5,460,003	$3,575,887
Cost of goods sold		(7,073,391)	(4,889,850)	(3,699,741)
Gross profit/(loss)		1,503,441	570,153	(123,854)

OPERATING EXPENSES:
Selling and marketing expenses		(1,034,242)	(783,763)	(964,471)
General and administrative expenses		(14,978,897)	(8,735,534)	(10,959,203)
Research and development expenses		(1,478,256)	(1,365,380)	(2,145,884)
Provision for doubtful accounts		(469,702)	(319,816)	(3,598,506)
Total operating expenses		(17,961,097)	(11,204,493)	(17,668,064)

Loss from operations		(16,457,656)	(10,634,340)	(17,791,918)

OTHER INCOME (EXPENSE):
Interest expense, net		(1,069,581)	(1,411,558)	(1,058,795)
Income (loss) from and impairment on equity method investments	6	15,167	(330,103)	(1,235,306)
Gain from disposal of land use rights and properties	7	-	7,005,446	-
Other income, net		1,090,263	173,624	580,549
Loss before income taxes		(16,421,807)	(5,196,931)	(19,505,470)
Income tax expense	10	-	-	-
Net loss		(16,421,807)	(5,196,931)	(19,505,470)
Less: net loss attributable to non-controlling interests		-	(31,039)	(39,455)
Net loss attributable to the Company’s shareholders		$(16,421,807)	$(5,165,892)	$(19,466,015)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment		512,140	1,290,855	431,153
Total comprehensive loss		(15,909,667)	(3,906,076)	(19,074,317)

Less: total comprehensive loss attributable to non-controlling interests		-	(39,210)	(38,393)
Total comprehensive loss to the Company’s shareholders		$(15,909,667)	$(3,866,866)	$(19,035,924)

Weighted average number of shares outstanding, basic and diluted *		175,090,266	174,853,546	174,853,546

Loss per share, basic and diluted *	14	(0.09)	(0.03)	(0.11)

* The share numbers are retroactively stated for purposes of calculating weighted average number of shares outstanding for loss per share to reflect the outstanding shares of CEGL as if the equity structure of Cenntro (the accounting acquirer) was stated to reflect the number of shares of CEGL (the accounting acquiree) issued in the Combination.

The accompanying notes are an integral part of these consolidated and combined financial statements.

 CENNTRO ELECTRIC GROUP LIMITED
COMBINED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars, except for number of shares)

		Ordinary shares	Additional paid in capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- controlling Interest	Total Equity
	Shares *	Amount
Balance as of January 1, 2019	174,853,546	$-	$94,656,067	$(68,682,221)	$(3,633,955)	$22,339,891	$48,964	$22,388,855
Contribution from principal shareholder	-	-	170,000	-	-	170,000	-	170,000
Share-based compensation	-	-	4,923,509	-	-	4,923,509	-	4,923,509
Net loss	-	-	-	(19,466,015)	-	(19,466,015)	(39,455)	(19,505,470)
Foreign currency translation adjustment	-	-	-	-	430,090	430,090	1,063	431,153
Balance as of December 31, 2019	174,853,546	$-	$99,749,576	$(88,148,236)	$(3,203,865)	$8,397,475	$10,572	$8,408,047
Share-based compensation	-	-	3,364,217	-	-	3,364,217	-	3,364,217
Net loss	-	-	-	(5,165,892)	-	(5,165,892)	(31,039)	(5,196,931)
Foreign currency translation adjustment	-	-	-	-	1,299,026	1,299,026	(8,171)	1,290,855
Balance as of December 31, 2020	174,853,546	$-	$103,113,793	$(93,314,128)	$(1,904,839)	$7,894,826	$(28,638)	$7,866,188
Share-based compensation	-	-	1,128,325	-	-	1,128,325	-	1,128,325
Exemption of debt due from shareholders	-	-	(426,781)	-	-	(426,781)	-	(426,781)
Net loss	-	-	-	(16,421,807)	-	(16,421,807)	-	(16,421,807)
Reduction of capital investment	-	-	(13,930,000)	-	-	(13,930,000)	-	(13,930,000)
Reverse recapitalization transaction with Naked Brand Group Limited, net of transaction cost	86,402,708	-	285,016,602	-	-	285,016,602	-	285,016,602
Liquidation of subsidiary	-	-	-	-	-	-	28,638	28,638
Foreign currency translation adjustment	-	-	-	-	512,140	512,140	-	512,140
Balance as of December 31, 2021	261,256,254	$-	$374,901,939	$(109,735,935)	$(1,392,699)	$263,773,305	$-	$263,773,305

*The share numbers are retroactively stated to reflect the outstanding shares of CEGL issued in the Combination.

The accompanying notes are an integral part of these consolidated and combined financial statements.

CENNTRO ELECTRIC GROUP LIMITED
COMBINED STATEMENTS OF CASH FLOW
(Expressed in U.S. dollars, except for number of shares)

	For the Year Ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,421,807)	$(5,196,931)	$(19,505,470)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	632,256	1,840,980	2,071,269
Amortization of operating lease right-of-use asset	636,921	198,103	416,160
Impairment of plant and equipment	6,215	58,760	-
Written-down of inventories	1,265,890	719,608	959,334
Provision for doubtful accounts	469,702	319,816	3,598,506
Impairment of long-term investments	-	-	444,911
Foreign currency exchange loss, net	14,212	74,851	29,857
Share-based compensation expense	1,128,325	3,364,217	4,923,509
Government grants of federal loan forgiven	(53,619)	-	-
Gain from disposal of land use rights and properties	-	(7,005,446)	-
(Gain) loss from disposal of plant and equipment	(55,087)	(1,817)	48,156
Gain from disposal of long-term investment	(508,156)	-	(794,624)
Equity pickup of the investment	(15,167)	330,103	790,395

Changes in operating assets and liabilities:
Accounts receivable	(2,002,919)	(342,689)	2,415,642
Inventories	(5,087,563)	1,944,683	84,142
Prepayment and other assets	(2,687,994)	(659,277)	(237,864)
Amounts due from/to related parties	(128,640)	643,903	1,065,614
Accounts payable	(128,508)	(3,726,929)	(3,368,185)
Accrued expense and other current liabilities	1,376,950	106,623	1,352,210
Contractual liabilities	286,499	(267,038)	1,313,792
Long-term payable	700,000	-	-
Operating lease liabilities	(903,096)	(276,274)	(277,722)
Net cash used in operating activities	(21,475,586)	(7,874,754)	(4,670,368)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equity investment	(310,038)	-	-
Proceeds from disposal of long-term investment	465,941	-	86,855
Cash payment for long-term investment payable	(909,808)	-	-
Purchase of plants and equipment	(756,269)	(77,012)	(56,273)
Purchase of intangible assets	-		(118,531)
Proceeds from disposal of land use rights and properties	7,812,967	27,027,065	-
Proceeds from disposal of property, plant and equipment	75,934	-	63,330
Loans provided to related parties	(232,529)	(2,827,645)	(5,270,406)
Repayment of loans from related parties	1,088,441	2,344,897	6,826,680
Net cash provided by investing activities	7,234,639	26,467,305	1,531,655

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from principal shareholder	-	-	170,000
Loans proceeds from related parties	5,020,218	3,462,725	4,475,727
Repayment of loans to related parties	(6,493,707)	(6,115,534)	(2,738,750)
Loans proceed from third parties	-	2,882,576	1,751,595
Repayment of loans to third parties	(3,928,380)	(227,066)	(665,881)
Proceeds from bank loans	53,619	10,862,968	15,503,451
Repayments of bank loans	-	(26,375,287)	(17,327,386)
Cash proceed from reversed recapitalization	247,382,859	-	-
Loan proceeds from Naked Brand Group Limited	30,000,000	-	-
Payment of expense for the reverse recapitalization	(883,300)	-	-
Net cash provided by (used in) financing activities	271,151,309	(15,509,618)	1,168,756

Effect of exchange rate changes on cash	205,566	237,395	(24,613)

Net increase in cash, cash equivalents and restricted cash	257,115,928	3,320,328	(1,994,570)
Cash, cash equivalents at beginning of year	4,549,034	1,228,706	3,223,276
Cash, cash equivalents at end of year	$261,664,962	$4,549,034	$1,228,706

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$-	$-	-
Interest paid	$(830,837)	$(829,168)	$(814,777)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Disposal funds of equity method investment deducted to capital injection to Zhejiang RAP	$-	$-	$849,722
Right of use asset financed by lease liabilities	$1,206,244	$-	$972,207
Exemption of debt due from shareholders	$426,781	$-	$-
Direct cost related to reverse recapitalization payable	$904,843	$-	$-
Reduction of capital investment recorded as due to related parties	$13,930,000	$-	$-

  The accompanying notes are an integral part of these consolidated and combined financial statements.

 CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

Historical and principal activities

Cenntro Automotive Group Limited (“CAG Cayman”) was formed in the Cayman Islands on August 22, 2014. CAG Cayman was the former parent of Cenntro (as defined below), prior to the closing of the Combination (as defined below).

Cenntro Automotive Corporation (“CAC”) was incorporated in the state of Delaware on March 22, 2013. CAC became CAG Cayman’s wholly owned company on May 26, 2016. CAC’s operations include corporate affairs, administrative, human resources, global marketing and sales, after-market support, homologation, and quality assurance. CAC also leases and operates facilities in Freehold, New Jersey, including the Company’s corporate headquarters, and Jacksonville, Florida facility.

Cenntro Automotive Group Limited (“CAG HK”) was established by CAG Cayman on February 15, 2016 in Hong Kong. CAG HK is a non-operating, investment holding company, which conducts business through its subsidiaries in mainland China and Hong Kong.

Cenntro Electric Group, Inc. (“CEG”) was incorporated in the state of Delaware by CAG Cayman on March 9, 2020.

Cenntro Electric Group Limited ACN 619 054 938 (“CEGL”), formerly known as Naked Brand Group Limited (“NBG”), was incorporated in Australia on May 11, 2017, and is the parent company of Cenntro. NBG changed its name to Cenntro Electric Group Limited on December 30, 2021, in connection with the closing of the Combination.

CAC, CEG and CAG HK and its consolidated subsidiaries are collectively known as “Cenntro”; CEGL and Cenntro are collectively known as the “Company”. The Company designs and manufactures purpose–built, electric commercial vehicles (“ECVs”) used primarily in last mile delivery and industrial applications.

Reverse recapitalization

On December 30, 2021, the Company consummated a stock purchase transaction (the “Combination”) pursuant to that certain stock purchase agreement, dated as of November 5, 2021 (the “Acquisition Agreement”) by and among CEGL (at the time, NBG), CAG Cayman, CAC, CEG and CAG HK, whereby CEGL purchased from CAG Cayman (i) all of the issued and outstanding ordinary shares of CAG HK, (ii) all of the issued and outstanding shares of common stock, par value US$0.001 per share, of CAC, and (iii) all of the issued and outstanding shares of common stock, par value US$0.01 per share, of CEG, in exchange for an aggregate purchase price of (i) 174,853,546 newly issuing ordinary shares of CEGL and (ii) the assumption of options to purchase an aggregate of 9,225,271 ordinary shares under the Cenntro Electric Group Limited Amended & Restated 2016 Incentive Stock Option Plan (the “Amended 2016 Plan”). The Combination closed on December 30, 2021. Immediately prior to the consummation of the Combination, there were 86,402,708 ordinary shares of NBG issued and outstanding. In connection with the closing of the Combination, CEGL changed its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited”.

Promptly following the closing of the Combination, CAG Cayman distributed the Acquisition Shares to the holders of its capital stock in accordance with (i) the distribution described in the Acquisition Agreement and (ii) CAG Cayman’s Third Amended and Restated Memorandum and Articles of Association. Pursuant to the Acquisition Agreement, at the closing of the Combination, NBG assumed the Amended 2016 Plan and each CAG Cayman employee stock option outstanding immediately prior to the closing of the Combination under the Amended 2016 Plan was converted into an option to purchase a number of ordinary shares equal to the aggregate number of CAG Cayman shares for which such stock option was exercisable immediately prior to the closing of the Combination multiplied by the exchange ratio of 0.71536 (the “Exchange Ratio”), as determined in accordance with the Acquisition Agreement, at an option exercise price equal to the exercise price per share of such stock option immediately prior to the closing of the Combination divided by the Exchange Ratio.

Cenntro was deemed to be the accounting acquirer given Cenntro effectively controlled the consolidated entity after the Combination.  Under U.S. generally accepted accounting principles, the Combination is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Cenntro for the net monetary assets of CEGL, accompanied by a recapitalization. Cenntro is deemed to be the predecessor for accounting purposes and the historical financial statements of Cenntro became CEGL’s historical financial statements, with retrospective adjustments to give effect to the reverse recapitalization. The financial statements for periods prior to the consummation of the reverse recapitalization are the combined financial statements of CAC, CEG and CAG HK and its consolidated subsidiaries.

The following table shows the net cash proceeds from the reverse recapitalization:

Reverse recapitalization
Cash - NBG	$247,382,859
Less: transaction costs	(883,300)
Net cash contributions from reverse recapitalization	$246,499,559

As of December 31, 2021, the Company’s subsidiaries are as follows giving effect to the Combination:

Name	Date of Incorporation	Place of Incorporation	Percentage of direct or indirect economic interest
Naked Brand Group, Inc. (“NBGI”)	July 27, 2012	Nevada, U.S.	100%
Naked Inc.	May 17, 2005	Nevada, U.S.	100% owned by NBGI
Cenntro Automotive Corporation (“CAC”)	March 22, 2013	Delaware, U.S.	100%
Cenntro Electric Group, Inc. (“CEG”)	March 9, 2020	Delaware, U.S.	100%
Cenntro Automotive Group Limited (“CAG HK”)	February 15, 2016	Hong Kong	100%
Simachinery Equipment Limited (“Simachinery HK”)	June 2, 2011	Hong Kong	100% owned by CAG HK
Zhejiang Cenntro Machinery Co., Limited	January 20, 2021	PRC	100% owned by CAG HK
Zhejiang Tooniu Tech Co., Limited	December 19, 2018	PRC	100% owned by CAG HK
Hangzhou Ronda Tech Co., Limited (“Hangzhou Ronda”)	June 5, 2017	PRC	100% owned by CAG HK
Hangzhou Cenntro Autotech Co., Limited (“Cenntro Hangzhou”)	May 6, 2016	PRC	100% owned by CAG HK
Zhejiang Sinomachinery Co., Limited (“Sinomachinery Zhejiang”)	June 16, 2011	PRC	100% owned by Simachinery HK
Shengzhou Cenntro Machinery Co., Limited (“Cenntro Machinery”)	July 12, 2012	PRC	100% owned by Cenntro Hangzhou
Hangzhou Hengzhong Tech Co., Limited	December 16, 2014	PRC	100% owned by Cenntro Hangzhou
Zhejiang Xbean Tech Co., Limited	December 28, 2016	PRC	100% owned by Sinomachinery Zhejiang

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As an Australian public limited company, we are subject to the Corporations Act 2001 (Ctn) (the “Corporations Act”), which requires financial statements be prepared and audited in accordance with Australian Auditing Standards (“AAS”) and International Financial Reporting Standards (“IFRS”). The consolidated and combined financial statements are not financial statements for the purposes of the Corporations Act and are considered “non-IFRS financial information” under the Australian Securities and Investment Commission’s Regulatory guide 230: ‘Disclosing non-IFRS financial information.’ Such non-IFRS financial information may not be comparable to similarly titled information presented by other entities and should not be construed as an alternative to other financial information prepared in accordance with AAS or IFRS.

The combined financial statements include the combined financial statements of Cenntro from the dates they were acquired or incorporated, which includes (a) the combined balance sheet as of December 31, 2020; and (b) combined statements of operations and comprehensive loss, changes in equity and cash flows for the periods from January 1, 2021 to December 30, 2021, and for the years ended December 31, 2020 and 2019. The consolidated financial statements include (a) the consolidated balance sheet as of December 31, 2021; and (b) consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the day of December 31, 2021.  All intercompany balances and transactions have been eliminated in consolidation and combination.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s consolidated and combined financial statements include, but are not limited to, estimates and judgments applied in determination of provision for doubtful accounts, lower of cost and net realizable value of inventories, impairment losses for long-lived assets and investments, valuation allowance for deferred tax assets and fair value measurement for share-based compensation expense. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

(c)	Fair value of financial instruments

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. These tiers include:

Level 1—defined as observable inputs such as quoted prices in active markets;

Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3—defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, amount due from and due to related parties, accounts payable and accrued expenses and other current liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, prepayment and other current assets, accounts payable, accrued expenses and other current liabilities and amount due from and due to related party, current approximate fair value because of the short-term nature of these items. The estimated fair values of loan from third party, and amount due from related party, non-current were not materially different from their carrying value as presented due to the brief maturities and because the interest rates on these borrowings approximate those that would have been available for loans of similar remaining maturities and risk profiles. As the carrying amounts are reasonable estimates of fair value, these financial instruments are classified within Level 1 of the fair value hierarchy. No financial instruments are classified within Level 2 and Level 3 of the fair value hierarchy.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Cash and cash equivalents and restricted cash

The Company considers highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Restricted cash consists of cash equivalents restricted as to withdrawal or use. Such restricted cash relates to (i) a pending legal proceeding and (ii) certain credit card and lease guarantees.

(e)	Accounts receivable and provision for doubtful accounts

Accounts receivable are recognized and carried at net realizable value. Provision for doubtful accounts is recorded for periods in which the Company determines a loss is probable, based on its assessment of specific factors, such as troubled collections, historical experience, accounts aging, ongoing business relations and other factors. Account balances are charged off against the provision after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)	Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the basis of weighted average and comprises direct materials, direct labor cost and an appropriate proportion of overhead.

Net realizable value is based on estimated selling prices less selling expenses and any further costs of completion. Adjustments to reduce the cost of inventory to net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances. Write-downs are recorded in the consolidated and combined statements of operations and comprehensive loss.

(g)	Plants and equipment, net

Plants and equipment are carried at cost less accumulated depreciation and any impairment. Depreciation is calculated over the asset’s estimated useful life, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter. Estimated useful lives are as follows:

Machinery and equipment	5-10 years
Office equipment	5 years
Motor vehicles	3-5 years
Leasehold improvement	3-10 years
Others	3 years

The Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors.

The costs and related accumulated depreciation of assets sold or otherwise retired are eliminated from the Company’s accounts and any gain or loss is included in the consolidated and combined statements of operations and comprehensive loss. The cost of maintenance and repair is charged to expenses as incurred, whereas significant renewals and betterments are capitalized.

The Company constructs certain of its properties including recodifications and improvement of its office buildings and plants. Depreciation is recorded at the time assets are ready for the intended use.

(h)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful life
Software	3 years

(i)	Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets or asset group with determinable useful lives whenever events or changes in circumstances indicate that an asset or a group of asset’s carrying amount may not be recoverable. The Company measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. The carrying amount of the long-lived asset or asset group is not recoverable when the sum of the undiscounted expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset group, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The impairment test is performed at the asset group level.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(j)	Equity method investments

Investee companies over which the Company has the ability to exercise significant influence but does not have a controlling interest through investment in common shares or in substance common shares are accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method, the Company initially records its investment at cost and subsequently recognizes the Company’s proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated and combined statements of operations and comprehensive loss and accordingly adjusts the carrying amount of the investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company reviews its equity method investments for impairment whenever an event or circumstance indicates that other-than-temporary impairment has occurred. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The adjusted carrying amount of the assets become new cost basis.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(k)	Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers with a date of the initial application of January 1, 2018 using the modified retrospective method.

The Company recognizes revenue when goods or services are transferred to customers in an amount that reflects the consideration which it expects to receive in exchange for those goods. In determining when and how revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of a contract with the customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company generates revenue primarily through sales of light-duty ECVs, sales of ECV parts, and sales of off-road electric vehicles. Revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the product. Control is typically deemed to have been transferred to the customer when the performance obligation is fulfilled, usually at the time of delivery, at the net sales price (transaction price). Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. Shipping and handling costs for product shipments occur prior to the customer obtaining control of the goods are accounted for as fulfilment costs rather than separate performance obligations and recorded as sales and marketing expenses.

The following table disaggregates the Company’s revenues by product line for the years ended December 31, 2021, 2020 and 2019:

	For the years ended December 31,
	2021	2020	2019
Vehicles sales	$7,287,478	$5,037,454	$3,224,794
Spare-parts sales	195,350	163,142	257,303
Other service income	1,094,004	259,407	93,790
Net revenues	$8,576,832	$5,460,003	$3,575,887

The Company’s revenues are primarily derived from Europe, America and Asia. The following table sets forth disaggregation of revenue:

	For the Years Ended December 31,
	2021	2020	2019
Primary geographical markets
Europe	$4,380,752	$4,008,763	$2,859,779
America	3,420,636	734,206	383,718
Asia	729,868	717,034	332,390
Oceania	45,576	-	-
Total	$8,576,832	$5,460,003	$3,575,887

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has an unconditional right to the payment. Under Topic 606, the Company’s right to consideration in exchange for goods or services that the Company has transferred to a customer is recognized as a contract asset. The Company has no contract assets as of December 31, 2021 and 2020.

Contractual liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration. The consideration received remains a contractual liability until goods or services have been provided to the customer.

The following table provides information about receivables and contractual liabilities from contracts with customers:

	December 31, 2021	December 31, 2020
Trade receivable (included in accounts receivable, net)	$2,047,560	$463,333
Contractual liabilities	$1,943,623	$1,690,837

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(l)	Cost of goods sold

Cost of goods sold mainly consists of production related costs including costs of raw materials, consumables, direct labor, overhead costs, depreciation of plants and equipment, manufacturing waste treatment processing fees and inventory write-downs.

(m)	Income taxes

The Company accounts for income tax using an asset and liability approach, which allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. The accounting for deferred tax calculation represents management’s best estimate of the most likely future tax consequences of events that have been recognized in our financial statements or tax returns and related future anticipation. A valuation allowance is recorded to reduce the deferred tax assets to an amount that is more likely than not to be realized after considering all available evidence, both positive and negative.

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward and credited by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as non-current. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

As required by applicable tax law, interest on non-payment of income taxes and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Company’s Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. U.S. federal tax matters are open to examination for years 2013 through 2021. For the years ended December 31, 2021 and 2020, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of December 31, 2021 or 2020. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(n)	Foreign currency translation

The consolidated and combined financial statements are presented in United States dollars (“USD” or “$”). The functional currency of certain of CEGL’s PRC subsidiaries is the Renminbi (“RMB”). The functional currency of CEGL and its subsidiaries outside of PRC is the USD.

Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the reporting period. Capital accounts of the consolidated and combined financial statements are translated into USD from RMB at their historical exchange rates when the capital transactions occurred. The rates are obtained from H.10 statistical release of the U.S. Federal Reserve Board.

	Years ended December 31,
	2021	2020	2019
Period end USD: RMB exchange rate	6.3726	6.5250	6.9618
Average USD: RMB exchange rate	6.4508	6.9042	6.9081

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(o)	Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive loss are required to be reported in a financial statement that is presented with the same prominence as other financial statements. For the years presented, comprehensive loss includes net loss and the foreign currency translation changes.

(p)	Segments

In accordance with ASC 280-10, Segment Reporting, the Company’s chief operating decision maker (“CODM”), identified as the Company’s Chief Executive Officer, relies upon the consolidated and combined results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

The Company’s long-lived assets are substantially located in the PRC and United States. The following table presents long-lived assets by geographic segment as of December 31, 2021 and 2020.

Long-lived assets
	December 31,
	2021	2020
PRC	$848,827	$1,005,680
US	351,852	33,511
Others	100,547	-
Total	$1,301,226	$1,039,191

(q)	Share-based compensation expenses

The Company’s share-based compensation expenses are recorded in accordance with ASC 718 and ASC 710.

Share-based awards to employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that the actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

(r)	Operating lease

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases and (iii) did not require the Company to reassess initial direct costs for any existing leases. Therefore, the Company did not consider its existing land use right that was not previously accounted for as leases under Topic 840. For all operating leases except for short-term leases, the Company recognized operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less were short-term leases and not recognized as right-of-use assets and lease liabilities on the consolidated and combined balance sheets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Company’s lease agreements contained renewal options; however, the Company did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Company was reasonably certain of renewing the lease at inception or when a triggering event occurred. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

(s)	Non-controlling Interest

A non-controlling interest in a subsidiary of CAG HK represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to CAG HK. Non-controlling interests are presented as a separate component of equity on the consolidated and combined balance sheets and statements of operations and other comprehensive loss are attributed to controlling and non-controlling interests. As of December 31, 2021, all subsidiaries are 100% owned by CEGL.

(t)	COVID-19 Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Recently issued accounting standards pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326)” (“ASU 2016-13”). ASU 2016-13 revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. Originally, ASU 2016-13 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. In November 2019, FASB issued ASU 2019-10, “Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” ASU 2019-10 deferred the effective date of ASU 2016-13 for all other companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. In addition, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) provides that emerging growth companies (“EGC”) can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company currently qualifies as an EGC as defined in the JOBS Act, and is planning to adopt this standard beginning on January 1, 2023. The Company is currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on its consolidated financial statements, particularly its recognition of provision for accounts receivable.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes” (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard effective January 1, 2022 and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is summarized as follows:

	December 31, 2021	December 31, 2020
Accounts receivable	$3,523,543	$1,584,448
Less: provision for doubtful accounts	(1,475,983)	(1,121,115)
Accounts receivable, net	$2,047,560	$463,333

The changes in the provision for doubtful accounts are as follows:

	For the Years Ended December 31,
	2021	2020	2019
Balance at the beginning of the year	$1,121,115	$874,355	$-
Additions	391,189	92,009	946,590
Write-off	(86,170)	-	(51,418)
Foreign exchange	49,849	154,751	(20,817)
Balance at the end of the year	$1,475,983	$1,121,115	$874,355

NOTE 4 - INVENTORIES

Inventories are summarized as follows:

	December 31, 2021	December 31, 2020
Raw material	$2,055,844	$1,713,761
Work-in-progress	1,110,469	931,249
Finished goods	4,973,503	1,562,980
Inventories	$8,139,816	$4,207,990

For the years ended December 31, 2021, 2020 and 2019, the impairment loss recognized by the Company for slow-moving inventory with cost lower than net realizable value was $1,265,890, $719,608 and $959,334, respectively.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 5 - PREPAYMENT AND OTHER CURRENT ASSETS, NET

Prepayment and other current assets, net consisted of the following:

	December 31, 2021	December 31, 2020
Receivable from third parties (1)	$348,773	$805,382
Advance to suppliers	3,686,708	814,322
Deductible input value added tax	1,196,186	903,715
Refund for goods and services tax (“GST”) (2)	2,488,528	-
Others	269,412	178,187
Total	7,989,607	2,701,606
Less: provision for receivable from third parties (3)	-	(613,850)
Prepayment and other current assets, net	$7,989,607	$2,087,756

(1)
In 2021, the Company entered into an agreement with Fujian Xinlongma Automobile Co., Ltd.(“Xinlongma”) pursuant to which the Company agreed to provide spare-parts to Xinlongma and Xinlongma would develop electric vehicles. The Company intends to use the receivable in the amount of $301,486 to settle amounts payable to Xinlongma for the Company’s purchase of electric vehicles in the future.

In December 2020, Hangzhou Ronda signed an agreement with Wuhu Baoqi Automobile Co., Ltd. (“Wuhu Baoqi”) to net out receivables owed to Hangzhou Ronda with payable balances owed to Wuhu Baoqi at a net receivable of $612,278 (RMB3,995,117) as of December 31, 2020. As Wuhu Baoqi has had financial difficulties since 2018 and went into bankruptcy in late 2020, the Company recorded a full provision for this net receivable in 2018. The receivable was written off in year 2021.

The Company recognized a receivable of $47,077 (RMB300,000) from Hangzhou Magic Shadow Venture Capital Partnership (“Hangzhou Magic”). Hangzhou Magic was deregistered in 2021 and, as a result, the receivable was written off during the fiscal year ended December 31, 2021.

(2)	GST is a value-added tax levied on goods and services sold for consumption in Australia. The balance as of December 31, 2021 is excess GST, which is refundable in the future.

(3)
The Company recorded provision for receivable from third parties and advance to suppliers of $157,445, nil and $268,458 for the years ended December 31, 2021, 2020 and 2019 respectively.  The Company has written off all provision for receivables from third parties and advances to suppliers during the year ended December 31, 2021.

NOTE 6 – EQUITY METHOD INVESTMENTS

	December 31, 2021	December 31, 2020
Equity method investment
Hangzhou Hezhe Energy Technology Co., Ltd. (“Hangzhou Hezhe”) (1)	$329,197	$-
Total	$329,197	$-

(1)
On June 23, 2021, Cenntro invested RMB2,000,000 (approximately $314,030) in Hangzhou Hezhe to acquire 20% of its equity interest. The Company accounts for the investment under the equity method because the Company controls 33% of voting interests in board of directors, and has the ability to exercise significant influence over Hangzhou Hezhe. For the year ended December 31, 2021, the Company recognized investment gain of $15,167 based on its proportionate share of equity interest.

Investment before January 1, 2021

(1)
In 2014, Cenntro established Zhejiang Doohan Tech. Co. Ltd. (“Douha”). With the shareholding in Douha below 20% and as a passive investor, Cenntro accounted for the shareholdings of Douha under the cost method of accounting. Following asset impairment testing for the year ended December 31, 2017, Cenntro recognized a full impairment on the investment in Douha. On March 31, 2021, Cenntro transferred its equity interest in Douha for consideration of $508,156 in total and recognized gain of $508,156 from disposal of the investment. Cenntro received payment of $465,941 in November 2021.

(2)
In March 2018, Cenntro invested in Zhejiang RAP Smartcar Corporation (“Zhejiang RAP”) with the initial investment cost of $1,927,133. As of January 1, 2019, Cenntro’s investment accounted for 33.4% of Zhejiang RAP’s equity interest. The Company accounts for the investment under the equity method because the Company has the ability to exercise significant influence but does not have control over Zhejiang RAP. For the years ended December 31, 2020 and 2019, Cenntro recognized investment loss of $330,103 and $650,253, respectively, based on its proportionate share of equity interests in Zhejiang RAP. On March 18, 2019, Cenntro disposed 6% of equity interest in Zhejiang RAP to a third party for the consideration of $955,400, with disposal gain of $794,624 recognized for the year ended December 31, 2019. After such disposal, Cenntro held 27.4% of equity interest in Zhejiang RAP with net carrying value of zero as of December 31, 2021 and 2020 due to recurring losses of Zhejiang RAP.

(3)
On June 28, 2017, Cenntro invested RMB4,500,000 (approximately $0.65 million) in Jiangsu Rongyuan Auto Co., Ltd. (“Jiangsu Rongyuan”) to acquire 15% of its equity interest. The Company accounts for the investment under the equity method because the Company’s representation on the board exceeds 33% and therefore the Company has the ability to exercise significant influence but does not have control over Jiangsu Rongyuan. For the year ended December 31, 2019, Cenntro recognized investment loss of $140,142 based on its proportionate share of equity interests in Jiangsu Rongyuan. Since the business conditions of Jiangsu Rongyuan deteriorated, Cenntro recognized impairment of $444,911 for the year ended December 31, 2019, reducing the cost to zero.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 7 –PLANTS AND EQUIPMENT, NET

Plants and equipment, net consisted of the following:

	December 31, 2021	December 31, 2020
At cost:
Machinery and equipment	$2,068,056	$1,972,035
Leasehold improvement	899,538	652,520
Office equipment	818,703	950,106
Motor vehicles	301,079	315,550
Total	4,087,376	3,890,211
Less: accumulated depreciation	(2,786,150)	(2,851,020)
Plants and equipment, net	$1,301,226	$1,039,191

Amortization of land use rights for the years ended December 31, 2020 and 2019 were $420,834 and $458,829, respectively. On November 9, 2020, the Company disposed its land use rights and buildings to a third party for total consideration of $34,326,979, with disposal gain of $7,005,446 recognized.

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 were $589,576, $1,350,922 and $1,544,900, respectively.

Impairment loss for the years ended December 31, 2021, 2020 and 2019 were $6,215, $58,760 and nil, respectively.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 8 – OTHER NON-CURRENT ASSETS, NET

	December 31, 2021	December 31, 2020
Deposit	$564,007	$113,719
Deferred offering cost	-	1,003,929
Long-term prepayment (1)	1,587,693	-
Receivable from a third party (2)	2,353,827	2,298,851
Total	4,505,527	3,416,499
Less: provision for receivable from a third party (2)	(2,353,827)	(2,298,851)
Other non-current assets, net	$2,151,700	$1,117,648

(1)	In 2021, NBG purchased a six-year prepaid officers’ and directors’ liability insurance policy for the then existing officers and directors in connection with the closing of the Combination.

(2)
In 2018, Cenntro signed an agreement with Anhua Automotive Co. Ltd., (“Anhua”) and paid an initial non-refundable deposit to participate in Anhua’s bankruptcy recombination process to develop further production capacity in China. However, due to the irrecoverable deterioration of Anhua’s business and Cenntro’s focus on Europe and America markets, Cenntro declined to further participate in the recombination process. Therefore, Cenntro recorded full provision for the deposit for the year ended December 31, 2019. The difference between the provision for receivable from a third party as of December 31, 2021 and 2020 was due to changes in the exchange rate between USD and RMB.

NOTE 9 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are summarized as follow:

	December 31, 2021	December 31, 2020
Loans from third parties (1)	$419,642	$4,073,856
Accrued professional fees (2)	2,429,843	370,555
Credit card payable (3)	510,151	-
Employee payroll and welfare payables	561,469	973,637
Other taxes payable	48,672	6,576
Others	213,486	318,699
Total	$4,183,263	$5,743,323

(1)
Loans from third parties represented a combined aggregate interest-free loans of nil and $65,900 as of December 31, 2021 and 2020, respectively, and combined aggregate interest-bearing loans of $419,642 and $4,007,956 as of December 31, 2021 and 2020, respectively, with the weighted average annual interest rate of 11.17% and 13.59%, respectively. The balance was due on demand and has since been repaid.

The Company is not subject to any material financial or restrictive covenants under the loan agreements with third parties. Each of these loans are unsecured obligations of the Company and rank equally with each other, and any future unsecured and unsubordinated indebtedness.

(2)	Accrued professional fees represent Combination related fees and expenses payable of $904,843, consulting fees payable of $1,200,000 and Nasdaq listing fees payable of $325,000.

(3)	Credit card expense represented the credit card payments payable to the issuing financial institution, which was fully repaid in January 2022.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 10 - INCOME TAXES

Australia

CEGL is subject to a tax rate of 30%.

United States

CAC, CEG, NBGI and Naked Inc. are subject to a federal tax rate of 21%.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Effective from April 1, 2018, a two-tier corporate income tax system was officially implemented in Hong Kong, which is 8.25% for the first HK$2.0 million profits, and 16.5% for the subsequent profits. Under the HK tax laws, Hong Kong registered companies are exempt from Hong Kong income tax on its foreign-derived income. The Company’s subsidiaries, CAG HK and Sinomachinery HK, are registered in Hong Kong as intermediate holding companies, subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Payments of dividends from Hong Kong subsidiaries to CEGL are not subject to any Hong Kong withholding tax.

PRC

Pursuant to the tax laws and regulations of the PRC, the Company’s applicable enterprise income tax (“EIT”) rate is 25%.

(1)	Income taxes

Income tax expenses for the years ended December 31, 2021, 2020 and 2019 are nil.

The components of (loss) profit before income taxes are summarized as follows:

	For the Years Ended December 31,
	2021	2020	2019
PRC	$(5,477,857)	$108,221	$(13,779,840)
Non-PRC	(10,943,950)	(5,305,152)	(5,725,630)
Total	$(16,421,807)	$(5,196,931)	$(19,505,470)

The actual income tax expense reported in the consolidated and combined statements of operations and comprehensive loss for years ended December 31, 2021, 2020 and 2019 differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	For the Years Ended December 31,
	2021	2020	2019
Loss before provision for income tax	$(16,421,807)	$(5,196,931)	$(19,505,470)
PRC statutory income tax rate	25%	25%	25%
Income tax expense at the PRC statutory rate	(4,105,452)	(1,299,233)	(4,876,368)
Effect of differing tax rates	700,336	91,397	33,047
Effect of non-deductible expenses	396,826	95,659	36,694
Effect of research and development deduction	(204,807)	(147,155)	(232,963)
Effect of valuation allowance	3,213,097	1,259,332	5,039,590
Total income tax expense	-	-	-
Effective income tax rate	0%	0%	0%

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 10 - INCOME TAXES (CONTINUED)

(2)	Deferred taxes assets, net

The tax effects of temporary differences that give rise to the deferred income tax assets balances as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Deferred income tax assets:
Employee share option plan expense*	$-	$4,981,854
Impairment loss	2,013,232	1,993,546
Tax loss carry forwards	12,646,183	12,097,336
Total deferred income tax assets	14,659,415	19,072,736
Valuation allowance	(14,659,415)	(19,072,736)
Deferred income tax assets, net	$-	$-

* In connection with the closing of the Combination, each employee stock option outstanding under the Amended 2016 Plan immediately prior to the closing was automatically converted into an option to purchase a number of ordinary shares of CEGL. The Company does not intend to take a tax deduction for the share-based compensation in Australia as the options were granted primarily to China and US employees. Therefore, the related expense was non-deductible for the year ended December 31, 2021, and the prior year deferred income tax asset balance was written off as of December 31, 2021.

The 2020 deferred tax amounts reflect an update in presentation.

The changes related to valuation allowance are as follows:

	For the Years Ended December 31,
	2021	2020	2019

Balance at the beginning of the year	$19,072,736	$16,969,593	$12,020,484
Additions during the year	3,213,097	1,350,729	5,072,637
Expire of NOL	(1,243,653)	-	-
Write-off of employee stock ownership plans deferred tax asset	(4,981,854)	-	-
Change in tax rate	(959,106)	-	-
Company deregistration	(708,266)	-	-
Exchange rate effect	266,461	752,414	(123,528)
Balance at the end of the year	$14,659,415	$19,072,736	$16,969,593

The valuation allowance as of December 31, 2021 was provided for the deferred income tax assets of certain subsidiaries, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable.

For entities incorporated in Hong Kong, net losses of $976,786 can be carried forward indefinitely.

For entities incorporated in the U.S., federal net operating losses of $13,357,248 can be carried forward indefinitely subject to a limitation in utilization against 80% of annual taxable income.   Federal net operating losses of $3,740,688 and $1,430,246 will expire if unused by 2035 and 2036 respectively.

For entities incorporated in the PRC, net losses can be carried forward for five years.  PRC net losses of $41,251,350 were available to offset future taxable income.  Net losses of $7,973,456, $15,541,874, $7,556,351, $3,362,995, $6,816,673 will expire, if unused, by 2022, 2023, 2024, 2025, and 2026 respectively.

Internal Revenue Code of 1986, as amended (“IRC”), Section 382 provides that, after an ownership change, the amount of a loss corporation’s taxable income for any post-change year that may be offset by pre-change losses shall not exceed the IRC Section 382 limitation for that year. The IRC Section 382 limitation generally equals the fair market value of the old loss corporation multiplied by the long-term tax-exempt rate. A loss corporation is any corporation that has a net operating loss, a net operating loss carryforward, or a net unrealized built-in loss for the taxable year in which the ownership change occurs. An ownership change is a greater than 50-percentage point increase in ownership by five-percent shareholders.

The Company has not yet performed an IRC Section 382 analysis to determine whether an ownership change has occurred and whether any tax attributes are limited. The Company has recorded a full valuation allowance against its deferred tax assets and does not expect to utilize its tax attributes. Once the Company utilizes its tax attributes, a complete IRC Section 382 analysis will be performed.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 11 - LEASES

The Company leases offices space under non-cancellable operating leases. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheets.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

A summary of lease cost recognized in the Company’s consolidated and combined statements of operations and comprehensive loss is as follows:

	For the Years Ended December 31,
	2021	2020	2019
Operating leases cost excluding short-term rental expense	$682,616	$232,758	$446,260
Short-term lease cost	4,974	16,717	30,063
Total	$687,590	$249,475	$476,323

A summary of supplemental information related to operating leases is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities	$879,788	$310,931	$246,668
Weighted average remaining lease term	2.00 years	2.08 years	3.02 years
Weighted average discount rate	3.80%	4.75%	4.75%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2021, 2020 and 2019.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2021, 2020 and 2019.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2021:

For the year ending December 31,	Operating Leases
2022	$858,478
2023	525,690
Total lease payments	1,384,168
Less: imputed interest	54,841
Total	1,329,327
Less: current portion	839,330
Non-current portion	$489,997

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 12 - SHARE-BASED COMPENSATION

Share based compensation expenses for periods prior to the consummation of the Combination relate to the share options granted by CAG Cayman to the employees and directors of Cenntro. For the years ended December 31, 2021, 2020 and 2019, total share-based compensation expenses allocated from CAG Cayman were $1,128,325, $3,364,217 and $4,923,509, respectively.

Share options granted by CAG Cayman to employees of the Company

On February 10, 2016, CAG Cayman adopted the 2016 Share Incentive Option Plan (the “2016 Plan”), which allowed CAG Cayman to grant options to the employees and directors of Cenntro to purchase up to 14,139,360 ordinary shares of CAG Cayman subject to vesting requirements. On April 17, 2018, CAG Cayman expanded the share reserve under the 2016 Plan, increasing the number of ordinary shares available for issuance under the 2016 Plan by an additional 10,484,797 ordinary shares for a total 24,624,157 ordinary shares. Generally, the options granted under the 2016 Plan became exercisable during the term of the optionee’s service with CAG Cayman in five equal annual instalments of 20% each. The expiration dates of the options are between six and eight years from the respective grant dates as stated in the option grant letters.

On March 7 and May 31, 2016, CAG Cayman granted 12,169,840 options and 650,000 options to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $0.2000 to $1.2092 per share. The options have a contractual term ranging from six years to eight years.

On August 1 and December 31, 2017, CAG Cayman granted 6,300,000 options and 2,580,000 to the employees and directors of the Company to purchase CAG Cayman’s ordinary shares at exercise prices ranging from $1.6500 to $1.8792 per share.

Modification of share options

In connection with the Combination, CAG Cayman amended and restated the 2016 Plan, adopting the Amended 2016 Plan. In connection with the closing of the Combination, each employee stock option outstanding under the Amended 2016 Plan immediately prior to the closing of the Combination was converted into an option to purchase a number of ordinary shares equal to the aggregate number of shares for which such stock option was exercisable immediately prior to the closing of the Combination multiplied by the Exchange Ratio of 0.71563. As a result, the 12,891,130 options granted by CAG Cayman prior to the closing of the Combination under the 2016 Plan were converted into 9,225,271 options of CEGL. The exercise price of such options modified to equal the exercise price per share of such stock option immediately prior to the closing of the Combination divided by the Exchange Ratio.

The conversion of the incentive stock options of CAG Cayman under the Amended 2016 Plan into incentive stock options of CEGL was deemed a modification at closing of the Combination, which is the modification date. There were, no incremental fair value recorded immediately before and after the modification date.

A summary of share options activity for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Number of Share Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Years	Aggregate Intrinsic Value US$
Outstanding at January 1, 2019	21,036,130	1.03	5.60	27,246,206
Granted	580,000	2.21
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding at December 31, 2019	21,616,130	1.07	4.69	28,639,946
Granted	-	-
Exercised	-	-
Forfeited	(2,640,000)	1.66
Expired	-	-
Outstanding at December 31, 2020	18,976,130	0.98	3.56	24,410,306
Granted	-	-
Exercised	-	-
Forfeited	(5,492,000)	1.42
Expired	(593,000)	1.19
Outstanding at December 31, 2021	12,891,130	0.79
Modification of option as of 30/12/2021	9,225,271	1.10
Outstanding at December 31, 2021	9,225,271	1.10	2.60	42,799,081
Expected to vest at December 31, 2021	486,623	2.86	5.02	1,399,353
Exercisable as of December 31, 2021	8,738,648	1.00	2.46	41,399,727

No option was exercised for the years ended December 31, 2021, 2020 and 2019.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 12 - SHARE-BASED COMPENSATION (CONTINUED)

The Company calculated the fair value of the share options on the grant date and modification date using the Black-Scholes option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	For the Year Ended December 31,
	2021		2020	2019
	Modification	Before Modification
Expected volatility	58.09%-91.85%	82.33%-93.48%	82.33%-93.48%	82.33%-93.48%
Expected dividends yield	0%	0%	0%	0%
Risk-free interest rate per annum	0.06%-1.36%	1.84%-2.40%	1.84%-2.40%	1.84%-2.40%
The fair value of underlying ordinary shares (per share)	US$5.74	US$1.21-US$2.92	US$1.21-US$2.92	US$1.21-US$2.92

The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk-free interest rate is estimated based on the yield to maturity of US treasury bonds based on the expected term of the incentive shares.

As of December 31, 2021, there was approximately $2,189,201 of total unrecognized compensation cost related to unvested share options. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 2.05 years.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 13 - ORDINARY SHARES AND RESTRICTED NET ASSETS

Ordinary shares

Immediately prior to the consummation of the Combination, there were 86,402,708 ordinary shares of NBG issued and outstanding. In connection with the closing of the combination, CEGL issued 174,853,546 shares to CAG Cayman as consideration for the Combination. As of December 31, 2021, the issued and outstanding ordinary shares are 261,256,254.

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of CEGL. Each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

Restricted net assets

A significant portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries. Due to restrictions on the distribution of share capital from the Company’s subsidiaries in PRC, total restrictions placed on the distribution of the Company’s PRC subsidiaries’ net assets were $37,383,696, or 14% of the Company’s total consolidated net assets as of December 31, 2021.

NOTE 14 - NET LOSS PER SHARE

For the years ended December 31, 2021, 2020 and 2019, for the purpose of calculating net loss per share as a result of the reverse recapitalization as described in Note 1, the weighted-average number of shares used in the calculation reflects the outstanding shares of CEGL as if the equity structure of Cenntro (the accounting acquirer) was retroactively stated to reflect the number of shares of CEGL (the accounting acquiree) issued in the Combination.

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	For the Year Ended December 31,
	2021	2020	2019

Numerator:
Net loss attributable to the Company’s shareholders	(16,421,807)	(5,165,892)	(19,466,015)
Denominator:
Weighted average ordinary shares used in computing basic and diluted loss per share	175,090,266	174,853,546	174,853,546
Basic and diluted net loss per share	(0.09)	(0.03)	(0.11)

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 15 - CONCENTRATIONS

(a)	Customers

The following table sets forth information as to each customer that accounted for 10% or more of net revenue for the years ended December 31, 2021, 2020 and 2019.

	Year ended		Year ended		Year ended
	December 31, 2021,		December 31, 2020,		December 31, 2019,
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total
A	$3,543,423	41%	$3,168,204	58%	$990,225	28%
B	2,556,537	30%	583,406	11%	-	-
C	848,399	10%	-	-	-	-
D	230,537	*	717,460	13%	886,396	25%
E	-	*	14,460	*	697,880	20%
Total	$7,178,896	81%	$4,483,530	82%	$2,574,501	73%

*	Indicates below 10%.

The following table sets forth information as to each customer that accounted for 10% or more of total gross accounts receivable as of December 31, 2021 and 2020.

	As of December 31, 2021,		As of December 31, 2020,
Customer	Amount	% of Total	Amount	% of Total
A	$2,084,879	59%	$422,367	27%
E	864,106	25%	843,923	53%
Total	$2,948,985	84%	$1,266,290	80%

(b)	Suppliers

For the years ended December 31, 2021, 2020 and 2019, the Company’s material suppliers, each of whom accounted for more than 10% of the Company’s total purchases, were as follows:

	Year ended December 31, 2021,		Year ended December 31, 2020,		Year ended December 31, 2019,
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total
A	$2,219,792	21%	$-	-	$-	-
B	171,908	*	175,605	12%	923,025	31%
C	-	-	-	-	560,117	19%
D	-	-	-	-	393,275	13%
Total	$2,391,700	21%	$175,605	12%	$1,876,417	63%

*	Indicates below 10%.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 16 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

In October 2021, Sevic Systems SE (“Sevic”), a former channel partner, commenced a lawsuit against Shengzhou Machinery, one of Cenntro’s wholly owned subsidiaries, relating to a breach of contract for the sale of goods (the “Sevic Lawsuit”). Sevic filed its complaint with the People’s Court of Keqiao District, Shaoxing City, Light Textile City (the “People’s Court”). In the Sevic Lawsuit, Sevic alleges that the Shengzhou Machinery provided it with certain unmarketable goods and requests that the People’s Court (i) terminate two signed purchase orders under its contract with Shengzhou Machinery and (ii) award Sevic money damages for the cost of goods of $465,400, as well as interest and incidental losses, including freight and storage costs, for total damages of approximately $628,109. Sevic applied to the People’s Court to freeze certain assets of Shengzhou Machinery, which request was granted, resulting in the Company having restricted cash of $465,524 on its balance sheet as of December 31, 2021. The Company does not believe that Sevic’s claims have any merit and intends to vigorously defend against such claims.

Commitment for operating leases not included in operating lease liability as of December 31, 2021

Lease of Dusseldorf Facility

On December 4, 2021, the Company entered into an entrustment agreement (the “Entrustment Agreement”) with Cedar Europe GmbH, a company organized under the laws of Germany (“Cedar”) pursuant to which the Company entrusted Cedar to, in Cedar’s name, obtain a lease agreement for facilities in Germany and operate such lease facility under Cedar’s name in exchange for Cenntro’s responsibility for all expenditures and costs of the lease. On December 24, 2021, Cedar entered into a lease agreement for an approximately 27,220 square feet facility in Dusseldorf, Germany, where the Company now houses its European Operations Facility. The lease period began on January 1, 2022 and ends on December 31, 2024. The annual rent is approximately $210,991.

Lease of Jacksonville Facility

On January 20, 2022, the Company entered into an operating lease agreement (the “Jacksonville Lease”) between CAC, as tenant, the Company, as guarantor, and JAX Industrial One, LTD., as landlord, for a facility of approximately 100,000 square feet in Jacksonville, Florida. The lease period commenced on January 20, 2022 and ends 120 months following a five-month rent abatement period. Pursuant to the Jacksonville Lease, minimum annual rent is approximately $695,000, $722,800, and $751,710, for the first three years, sequentially, and rising thereafter.

Future minimum lease payment under non-cancellable operating lease agreement was as follows:

For the year ending December 31,	Operating Leases
2022	$615,991
2023	937,141
2024 and thereafter	7,498,835
Total	$9,051,967

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 17 - RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company:

Name of related parties:	Relationship with the Company
Mr. Peter Wang	Chairman, Chief Executive Officer, and principal shareholder of the Company
Mr. Yeung Heung Yeung	A principal shareholder of the Company, director of CAG Cayman and former director of CEG
Ms. Yan Yinjing	Immediate family of Mr. David Ming He, the former acting Chief Financial Officer of Cenntro until November 2020
Mr. Zhong Wei	Chief Technology Officer of the Company
Ms. Xu Cheng	Immediate family of Mr. Chris Xiongjian Chen, former Chief Operating Officer of CAG Cayman
CAG Cayman	Mr. Peter Wang is a principal shareholder
Devirra Corporation Limited and its subsidiaries (Collectively referred to the “Devirra Group”)	Entities controlled by CAG Cayman
Cenntro Holding Limited	Ultimately controlled by Mr. Peter Wang
Zhejiang Zhongchai Machinery Co., Ltd (“Zhejiang Zhongchai”)	Ultimately controlled by Mr. Peter Wang
Zhejiang RAP	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited
Jiangsu Rongyuan	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited
Hangzhou Hezhe Energy Technology Co., Ltd	An entity significantly influenced by Hangzhou Ronda Tech Co., Limited
Zhuhai Hengzhong Industrial Investment Fund (Limited Partner) (“Zhuhai Hengzhong”)	Mr. Peter Wang served as General Partner
Shenzhen Yuanzheng Investment Development Co. Ltd (“Shenzhen Yuanzheng“)	Controlled by Mr. Yeung Heung Yeung
Bendon Limited	Controlled by Mr. Justin Davis-Rice, a director of CEGL
Shanghai Hengyu Enterprise Management Consulting Co., Ltd (“Shanghai Hengyu”)	Ultimately controlled by Mr. Peter Wang

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 17 - RELATED PARTY TRANSACTIONS (CONTINUED)
Related party transactions

During the years ended December 31, 2021, 2020 and 2019, the Company had the following material related party transactions.

	For the Years Ended December 31,
	2021	2020	2019
Interest income from a related party
Zhejiang RAP	$23,114	$69,523	$53,093

Purchase of raw materials from related parties
Devirra Group	-	-	1,002,086
Zhejiang Zhongchai	-	-	393,277
Jiangsu Rongyuan	24,799	-	560,120
Hangzhou Hezhe Energy Technology Co., Ltd	1,219,621	-	-

Consulting service provided by a related party
Shanghai Hengyu	29,919	107,905	121,596

Interest expense on loans provided by related parties
Mr. Yeung Heung Yeung	132,000	96,559	-
Mr. Zhong Wei	6,039	109,726	71,019
Others	40,005	72,483	52,466

Reclassification of loan payable from due to a related party to other current liabilities
Yan Yinjing(1)	-	143,153	-

(1)
Yan Yinjing is the immediate family of Mr. David Ming He, former acting Chief Financial Officer of Cenntro until November 2020. Therefore, the loan payable to Ms. Yan Yinjing has been reclassified to accrued expense and other current liabilities as of December 31, 2020.

CENNTRO ELECTRIC GROUP LIMITED
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. dollars, except for number of shares)
NOTE 17 - RELATED PARTY TRANSACTIONS (CONTINUED)
Amounts due from Related Parties – current

The following table presents amounts due from related parties as of December 31, 2021 and 2020.

	As of December 31,
	2021	2020
Hangzhou Hezhe(1)	817,640	-
Zhejiang Zhongchai (2)	412,797	464,066
Shanghai Hengyu	2,197	-
Jiangsu Rongyuan(3)	166,911	241,046
Devirra Group(4)	-	$637,078
Total	1,399,545	1,342,190
Less: provision for receivable from a related party (2)	(166,911)	(241,046)
Amounts due from related parties, net	$1,232,634	$1,101,144

(1)	The balance mainly represents the prepayment for raw material to the related party.

(2)
The balances mainly represent accounts receivable relating to the sale of industrial equipment of $340,770 and advances to Zhejiang Zhongchai for daily operational purposes of $72,027 as of December 31, 2021.

(3)
The balances mainly represent advances to related parties for daily operational purposes. The business conditions of Jiangsu Rongyuan deteriorated and, as a result, the Company recognized provision for receivables of nil, $227,807 and $206,187 for the years ended December 31, 2021, 2020 and 2019, respectively. For the year ended December 31, 2020, the Company wrote off the balance of provision that it recognized in 2019. The Company reversed the provision of $78,931 for the year ended December 31, 2021 due to the repayment from the related party.

(4)
The balance represented the advances to related parties for daily operational purposes, which was due on demand. For the year ended December 31, 2021, $210,297 was collected and remaining $426,781 was forgiven.

Amounts due from Related Parties – non-current

	As of December 31,
	2021	2020
Bendon Limited (1)	$4,834,973	$-
Total	4,834,973	-
Less: provision for receivable from a related party	-	-
Amounts due from related parties -noncurrent	$4,834,973	$-

(1)	The balance represents a 5-year loan in the aggregate principal amount of $4,787,300 (New Zealand Dollar 7,000,000) to the related party, bearing interest of 2.5% annually and maturing in August 2026.

Amounts due to Related Parties

The following table presents amounts due to related parties as of December 31, 2021 and 2020.

	As of December 31,
	2021	2020
CAG Cayman (1)	$13,945,823	$226,549
Mr. Yeung Heung Yeung (2)	1,328,559	1,196,559
Shenzhen Yuanzheng (2)	416,509	370,906
Zhejiang RAP (3)	40,034	215,054
Jiangsu Rongyuan (4)	25,103	-
Mr. Zhong Wei (2)	-	923,751
Cenntro Holding Limited (5)	-	1,951
Mr. Peter Wang (2)	-	81,496
Zhuhai Hengzhong (5)	-	210,774
Ms. Xu Cheng (2)	-	21,737
Total	$15,756,028	$3,248,777

(1)
CAG Cayman was the parent company of Cenntro before the closing of the Combination. The balance represented (i) operating funds from CAG Cayman with no interest of $15,823 and (ii) a reduction of capital from Cenntro by CAG Cayman of $13,930,000 prior to the closing of the Combination. The payment by Cenntro of $13,930,000 was made to CAG Cayman in February 2022.

(2)
The balance represented the interest-bearing loan provided by related parties to the Company. The weighted average annual interest rates for the loans were 12% and 17.31% as of December 31, 2021 and 2020, respectively. The balance is due on demand.

(3)
As of December 31, 2021, the balances represented the net balance of equity investment payable of $373,631 and interest-bearing loan and interest receivable from Zhejiang RAP of $333,597, which is due on demand.

(4)	The balance represented the payable for purchase of raw material from this related party.

(5)	The balance represented the advance funds from related parties for daily operational purposes. The funds are interests-free, and repayable upon demand.

NOTE 18 - SUBSEQUENT EVENT

Acquisition of TME

On March 5, 2022, the Company entered into a Share and Loan Purchase Agreement (the “Purchase Agreement”) with Mosolf SE & Co. KG, a limited liability partnership incorporated under the laws of Germany (“Seller” or “Mosolf” and, together with CEGL and CEG, the “Parties”), pursuant to which Mosolf agreed to sell to the Company (i) 65% of the issued and outstanding shares (the “TME Shares”) in Tropos Motors Europe GmbH, a German limited liability company (“TME”), and (ii) 100% of the shareholder loan (the “Shareholder Loan”) which Mosolf previously provided to TME (the “TME Transaction”). TME is one of Cenntro’s private label channel partners and has been one of Cenntro’s largest customers since 2019.

The TME Transaction closed on March 25, 2022. At closing of the TME Transaction, the Company paid Mosolf €3,250,000 (or approximately USD$3.6 million) for the purchase of the TME Shares and €11,900,000 (or approximately USD$13.0 million) for the purchase of the Shareholder Loan, for total aggregate consideration of €15,150,000 (or approximately USD$16.6 million). An aggregate of €3,000,000 (or approximately USD$3.3 million) of the purchase price is held in escrow to satisfy amounts payable to any of the buyer indemnified parties in accordance with the terms of the Purchase Agreement.

The Company has evaluated subsequent events through the date of issuance of the consolidated and combined financial statements, and there were no other subsequent events occurred that would require recognition or disclosure in the consolidated and combined financial statements.