Form 20-F/A
period 2021-12-31
CENNTRO ELECTRIC GROUP Ltd
filed 2022-08-05
CIK 1707919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
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
Yes ☐ No ☒

Explanatory Note

Cenntro Electric Group Co., Ltd. is filing this Amendment No. 1  (the “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on April 25, 2022 (the “Original Filings”), to update information regarding the Company’s unique risks with operations conducted by our subsidiaries based in China, describe the cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and amend our key factors affecting operating results and key operating metrics. As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filings. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filings, or reflect any events that have occurred since the date thereof.

CENNTRO ELECTRIC GROUP LIMITED

Conventions Used in this Annual Report

In this annual report on Form 20-F, including any subsequent amendments (this “Annual Report”), unless the context otherwise requires, all references to the “Company,” “we,” “our,” “us,” or similar terms refer to

Cenntro Electric Group Limited ACN 619 054 938 (formerly known as Naked Brand Group Limited) and its subsidiaries, giving effect to the consummation of the Combination (as defined in the Introduction).

Cenntro Electric Group, Inc., a Delaware corporation (“CEG”).

Cenntro Automotive Group Limited, a Hong Kong private company limited by shares (“CAG HK”).

Cenntro Automotive Corporation, a Delaware corporation (“CAC”), on a combined basis, prior to the consummation of the Combination as “Cenntro.”

Hangzhou Cenntro Autotech Co., Ltd., a PRC limited liability company (“Autotech”), a wholly owned subsidiary of CAG.

Hangzhou Hengzhong Tech Co., Ltd., a PRC limited liability company (“Hengzhong Tech”), a wholly owned subsidiary of Autotech.

Hangzhou Ronda Tech Co., Ltd., a PRC limited liability company (“Ronda”), a wholly owneds subsidiary of CAG.

Naked Brand Group, Inc., a Nevada corporation, is a wholly  owned subsidiary of Cenntro Electric Group Limited.

Naked, Inc., a Nevada corporation, is a wholly owned subsidiaryof  Naked Brand Group, Inc.

Shengzhou Cenntro Machinery Co., Ltd., a PRC limited liability company (“Shengzhou Machinery”), a wholly owned subsidiary of Autotech.

Simachinery Equipment Limited, a Hong Kong private company limited by shares (“Simachinery Equipment”), a wholly owned subsidiary of CAG.

Tropos Motors Europe GmbH (TME), a German limited liability company, is an operating company in which the CEG acquired a 65% equity interest in March 2022.

Zhejiang Sinomachinery Co., Ltd., a PRC limited liability company (“Zhejiang Sinomachinery”), is a wholly owned subsidiary of Sinamachinery Equipment.

Zhejiang Cenntro Machinery Co., Ltd., a PRC limited liability company (“Zhejiang Machinery”), is a wholly owned subsidiary of CAG.

Zhejiang Tooniu Tech Co., Ltd., a PRC limited liability company (“Tooniu”), is a wholly owned subsidiary of CAG.

Zhejiang Xbean Tech Co. Ltd. is a PRC limited liability company (“Zhejiang Xbean”) is a wholly owned subsidiary of Zhejiang Sinomachinery.

References to “NBG” refer to Naked Brand Group Limited ACN 619 054 938 prior to the completion of the Combination. References to “CAG” refer to Cenntro Automotive Group Limited, a Cayman Islands exempted company with limited liability, the former parent company of Cenntro prior to the completion of the Combination.

INTRODUCTION

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

Our Corporate Structure and Operations in China

Cenntro Electric Group Limited ACN 619 054 938 is a holding company incorporated in Australia and headquartered in New Jersey. Investors are purchasing an interest solely in the Australian holding company. As a holding company with no material operations of its own, Cenntro Electric Group Limited ACN 619 054 938 conducts operations through its subsidiaries in the United States, Germany and in the People’s Republic of China, which we refer to as the PRC or China. While a significant portion of our business functions are located in the United States, including executive management, corporate finance and sales, our operations in China through our PRC subsidiaries subject us and our investors to unique risks due to uncertainty regarding the interpretation and application of currently enacted PRC laws and regulations and any future actions of the PRC government relating to the foreign listing of companies with significant PRC operations, and the possibility of sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission, if we fail to comply with their rules and regulations. As a U.S.-listed public company with operations in China, we may face heightened scrutiny and negative publicity, which could materially affect our operations or significantly limit our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. For a description of some of the China-related risks to this offering, see “Risk Factors—Risks Related to Doing Business in China.”

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), if the Public Company Accounting Oversight Board (the “PCAOB”), is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor.

Our current auditor, Marcum Bernstein & Pinchuk LLP (“MBP”), the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP, whose audit report is included in this prospectus, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report. MBP has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm MBP.

Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. For more information see “Risk Factors – Risks Related to Our Ordinary Shares - Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Transfers of Cash Between our Company and Our Subsidiaries

Cash transfers through the Company since inception are primarily attributed to: 1) capital contribution from the Cenntro Electric Group Limited (“CEGL”) to its subsidiaries; 2) shareholder loans from CEGL to its subsidiaries; or 3) payment from one group company to another through intercompany transactions. During the year ended December 31, 2021, the total material cash transfer of other assets within the organization was USD 30 million. The transfer consisted of a $19.2 million loan from Naked Brand Group Limited (“NBGL”), the predecessor to CEGL, to Cenntro Automotive Group Limited, a wholly owned Hong Kong subsidiary (“CAGHK"),  and a $10.8 million loan to Cenntro Automotive Corporation, a wholly owned Delaware subsidiary (“CAC”). The $19.2 million loan was later injected by CAGHK into subsidiaries wholly owned by CAGHK as registered capital.  The loan to CAGHK loan was forgiven after the closing of the acquisition of CAGHK and CAC by NBGL (which subsequently became CEGL via a name change) on December 30, 2021. There was no cash amount transferred from the operating subsidiaries to the holding companies during the year 2021 in the form of loans, advances, or dividends. As of the date of this filing, the Company has not yet been profitable and none of our operating subsidiaries have made any dividend or distributions to the holding company or through the intermediate holding companies, or to investors including U.S. investors.

Our subsidiaries are permitted to pay dividends to us only out of their accumulated profits. Additionally, each of our subsidiaries in the PRC must make appropriations from after-tax profit to a statutory surplus reserve fund. The reserve fund requires an annual appropriation of 10% of after-tax profit (determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Total restrictions placed on the distribution of the Company’s PRC subsidiaries’ net assets were $37,383,696, or 14% of the Company’s total consolidated net assets as of December 31, 2021.

In addition, under the regulations of the State Administration of Foreign Exchange of the PRC (“SAFE”), Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments, and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

D. Risk Factors

Risks Related to Our Business and Financial Results

We have a limited operating history and face significant challenges in an emerging industry.

We began pilot production of our first-generation, U.S. Class 1 (0 - 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 Metro® units throughout Europe, North America and Asia and deployed approximately 1,300 additional Metro® units in China through affiliated parties. Our revenues were approximately $8.6 million for the year ended December 31, 2021. To date, we have derived our revenues principally from sales of the Metro®. We have a limited operating history on which you can base an evaluation of our business and prospects. You should consider our business and prospects in light of the risks and challenges we face in an emerging industry with limited experience to date in high volume manufacturing of electric commercial vehicles (“ECVs”), including challenges related to our ability to:

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

Our ECVs have two ways to charge - slow charging from a regular power outlet and fast charging from a public electric vehicle (“EV”) charging station. However, we do not intend to install charging stations in the markets in which our ECVs are sold through our channel partners. As such, we rely on our channel partners in such markets to ensure charging solutions are available for end-user customers. If a market in which our ECVs are sold has few options for charging, the customers of our channel partners may need to rely on their own power outlets for charging, which may make our vehicles less attractive in such markets.

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

Motor vehicles are subject to substantial regulation under U.S. federal, state and local laws as well as the laws of each of our target markets. We incur significant costs to comply with these regulations, including obtaining required vehicle certifications in the jurisdictions in which our ECVs are sold, and we may be required to incur additional costs related to any changes to such regulations. Any failures by us or our channel partners to comply with existing or future regulations could result in significant expenses, vehicle recalls, delays or fines. We and our channel partners are subject to laws and regulations applicable to the supply, manufacture, import, sale and service of automobiles internationally. For example, in countries outside of the United States, we or our channel partners are required to meet standards relating to vehicle safety and testing, fuel economy, battery safety, transportation, testing and recycling and greenhouse gas emissions, among other things, that are often materially different from requirements in the United States, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance in those countries. This process may include official review and certification of our vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. See “Business-Governmental Regulations.”

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

Our current auditor, Marcum Bernstein & Pinchuk LLP (“MBP”), the independent registered public accounting firm that issues the audit report included in this annual report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MBP, whose audit report is included in this prospectus, is headquartered in New York, New York, and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the Determination Report. MBP has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm MBP.

Our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Such a prohibition would substantially impair an investor’s ability to sell or purchase the Company’s Ordinary Shares and negatively impact the price of the Ordinary Shares. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

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

Principal Capital Expenditures

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $0.8 million, $0.08 million and $0.06 million, respectively and consisted primarily of investments in equipment related to our production of ECVs. We anticipate our capital expenditures in fiscal year 2022 to include investments in additional equipment for the expansion of our productive capacity at our Changxing facility and equipment necessary for the establishment of production capacity at our assembly facility in Jacksonville, Florida, which will be financed primarily with our working capital. During the same period, our only material divestiture was the sale in November 2020 of our land use rights and property related to our facility in Shengzhou for an aggregate amount of approximately $34.3 million. However, NBG made significant divestitures of its brick-and-mortar and online intimate apparel business leading up to and at the closing of the Combination. See “-History and Development” above for further detail regarding NBG’s divestitures.

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

We began pilot production of our first-generation, U.S. Class 1 (0-6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 units in over 25 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing internal combustion engine vehicle (“ICE”) designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain and relationships with component vendors and our growing channel partner network, we believe we are in position for larger scale production and distribution of the Metro®.

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

Recently, we introduced four new ECV models, each of which are designed for specific geographic markets and to address additional commercial applications. The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. The Logistar™ 400 is offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Logistar™ 200 is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements. The Logistar™ 200 was homologated in the European Union in January 2022 and first became commercially available in the European market in February 2022. The Neibor® 150 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 150 was homologated in December 2022 and first became commercially available in the European market in March 2022. We have also developed the Teemak™, an off-road electric commercial vehicle with essentially no homologation requirements in the United States and limited certification requirements and are developing the Neibor® 300, a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to complement the smaller Neibor® 150. See “Risk Factors-Risks Related to Our Business and Financial Results-Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.”

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

As of December 31, 2021, our distributed manufacturing methodology relied upon two Cenntro-owned assembly facilities, including our facility at Changxing, which assembles for international export, and our local assembly facility in Freehold, New Jersey, which we utilize for trial production of our Logistar™ 400 model. We are in the process of establishing a local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Teemak™ for distribution to our channel partners for sales in the North American market. We expect to begin trial assembling operations at the Jacksonville facility by the end of the second quarter of 2022. Additionally, we expect that our acquisition of a 65% equity interest in TME will allow us to expand local assembly capacity in the European Union for production of our European ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®. We have also historically relied upon two private label channel partners who assembled vehicles in the United States and Germany and marketed the fully assembled vehicles under their own brand names. For further discussion of our “private label” channel partners, see “-Our Channel Partners and Channel Partner Network.”

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

During 2021, Cenntro Automotive Corporation (“CAC”) began utilizing one of our two facilities in Freehold, New Jersey for the trial production of our Logistar™ 400 model. We also have established a European Operations Center in Dusseldorf, Germany, which provides marketing support, after-market support and spare-parts warehousing for the European market, as well as warehousing services with a logistics company in Budapest, Hungary to house spare parts for our ECVs. We are also in the process of establishing a local assembly facility in Jacksonville, Florida, where we plan to assemble the Logistar™ 400 and the Teemak™ for distribution to our channel partners for sales in the North American market We believe having a local assembly facility in Germany will provide us with access to well-established hardware and logistics systems and trained personnel. We expect to begin trial assembling operations at the Jacksonville facility by the end of the second quarter of 2022. We expect that our acquisition of a 65% equity interest in TME will allow us to expand local assembly capacity in the European Union for production of our EU ECV models, including the Neibor® and Logistar™ series, in addition to the Metro®.

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

Expand Our Product Offerings

We began pilot production of our first-generation, U.S. Class 1 (0 - 6,000 lbs.), light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 units throughout Europe, North America and Asia and deployed approximately 1,300 additional units in China through a company affiliated with our former parent company, CAG Cayman. Utilizing our proprietary design and technology, we recently launched the Logistar™ 400 as a U.S. Class 4 (over 14,000 lbs.) medium-duty commercial vehicle in the United States, the Logistar™ 200, designed to meet the European Union N1 Class truck requirements, the Neibor® 150, designed to meet the European Union and UK L7e Class requirements, in the European Union and the UK, in the European market, and the Teemak™, an off-road electric commercial vehicle. Our pipeline includes the Neibor® 300, an L7e Class compact electric commercial vehicle designed to complement the smaller Neibor 150 in the European and UK markets, and the ePortee™ programmable chassis, which we also refer to as the Cenntro iChassis, which is expected to become commercially available in 2022.

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

Manufacturing

While we rely on our supply chain to manufacture many of the components of our ECVs, we currently manufacture three of the most important components of our Metro® - the chassis, driving cab and wire harness - at our facility in Changxing, China. The chassis and driving cab are manufactured by us using laser cutting, robotic welding, and third-party coating processes. After production, we install the final electronic components and other component parts to complete the chassis and driving cab. The wire harness, which acts as the nervous system of our ECVs, is manufactured by us with digital signal receivers rather than analog, carrying signals and information to and from component parts, as well as our cloud-based information database. All manufacturing processes of the ECV components and vehicle kits for each of our new ECV models have been subcontracted to our qualified suppliers and manufacturing partners, respectively, allowing us to further reduce our capital expenditure requirements in order to execute on our light-asset distributed manufacturing business model and methodology.

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

Battery Systems

Our ECVs utilize a lithium-ion battery. Currently, all of our lithium-ion batteries for the Metro® are supplied by Zhejiang Gushen Technology Co. Ltd. (Gushen or Godsend), a Chinese battery manufacturer. We expect Godsend to continue to supply substantially all of the batteries for our Metro®; however, we intend to source the batteries for the Logistar™ 200 and 400, Neibor® 150 and 300 and Teemak™ from other suppliers, including suppliers in the United States and the European Union once available. Typically, the battery supplier provides us with a five-year/200,000 kilometers warranty on the batteries we purchase. Our lithium-ion batteries have two ways to charge - slow charging from a regular power outlet, which is only available in ECVs utilizing a low voltage power system (i.e., the Metro®, Neibor® 150 and 300, and Teemak™) and fast charging from an ECV charging station.

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

Examples of the FMVSSs that apply to our vehicles include:

•	FMVSS No. 210 (Seat Belt Assemblies and Anchorages) - Performance and equipment requirements to provide effective occupant protection by restraint and reducing the probability of failure.

•	FMVSS No. 302 (Flammability of Interior Materials) - Burn resistance capabilities of materials used in the occupant compartments of motor vehicles.

•	FMVSS No. 305 (Electrolyte Spillage and Electrical Shock Protection) - EV safety and battery retention following specified crash tests.

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

United States

Our battery pack shipments comply with regulations governing the transport of “hazardous materials” in the United States and “dangerous goods” in the European Union. In the United States, the governing regulations, are promulgated by the Pipeline and Hazardous Materials Safety Administration at 49 C.F.R. Parts 171-180 and are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The latter form the basis for the EU regulations regarding the transportation of lithium-ion batteries. Under both regulatory regimes, packaging requirements vary based on the mode of transportation: e.g., ocean vessel, rail, truck, or airplane.

Our battery packs are designed to meet the compliance requirements of the UN Manual of Tests and Criteria, so that our battery packs and vehicles may be shipped by any method. These tests include:

•	Altitude simulation - Simulating air transport;

•	Thermal cycling - Assessing cell and battery seal integrity;

•	Vibration - Simulating vibration during transport;

•	Shock - Simulating possible impacts during transport;

•	External short circuit - Simulating an external short circuit; and

•	Overcharge - Evaluating the ability of a rechargeable battery to withstand overcharging.

The lithium-ion battery packs include packaging containing trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under U.S. federal law. Moreover, lithium-ion batteries themselves may present risks to human health and the environment - including fire hazards - if improperly disposed. Our potential liability for such risks is not eliminated by virtue of our distributed manufacturing methodology. Therefore, consistent with the approach of certain traditional, vertically integrated ECV manufacturers, we intend to perform product stewardship in the form of a “take-back” program to return potentially harmful materials into the circular economy. Specifically, we intend to enter into a service agreement with a third-party vendor with advanced direct cycling technology to recycle our lithium-ion batteries.

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

Environmental Regulations

Operations and facilities involved in the manufacture of our ECVs are subject to extensive environmental, safety and health (“EHS”) regulations. Moreover, the general trend over the past few decades has been for EHS requirements to become more stringent over time. The laws and regulations to which our operations and facilities are subject govern, among others, the storage, handling, treatment, transportation, and disposal of hazardous materials and hazardous wastes; wastewater and air emissions; resource conservation and recovery; the protection of natural resources and endangered species; and the remediation of environmental contamination. Compliance with environmental laws and regulations, including permitting requirements, is an important aspect of our ability - as well as that of our channel partners - to continue our operations both in the United States and in other markets. Violations of EHS laws and regulations or permits may result in substantial governmental enforcement, civil penalties, criminal fines, and orders to cease operations or to conduct or pay for corrective action. In some instances, violations may also result in the suspension or revocation of permits and licenses.

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

We began pilot production of our first-generation, U.S. Class 1 (0-6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of December 31, 2021, we have sold approximately 2,440 units in over 25 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, firetrucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing ICE designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With our developed supply chain and relationships with component vendors and our growing channel partner network, we believe we are in position for larger scale production and distribution of the Metro®.

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

In order to reduce the risk of international shipping disruptions and supply chain concentration, we are considering diversification to reduce our supply chain’s dependency in Asia, using more local suppliers, and producing some critical components, such as lithium battery by ourselves outside of China. Such considerations may introduce short-term challenges on quality assurance, material risk, and local government approvals, but would allow the Company to have procurement and production localizations that are mostly supported by local governments in the long run.

New ECV Models

Recently, we introduced four new ECV models, each of which are designed for specific geographic markets and to address additional commercial applications. The Logistar™ 400 is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. The Logistar™ 400 is offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Logistar™ 200 is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements. The Logistar™ 200 was homologated in the European Union in January 2022 and first became commercially available in the European market in February 2022. The Neibor® 150 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 150 was homologated in December 2022 and first became commercially available in the European market in March 2022. We have also developed the Teemak™, an off-road electric commercial vehicle with essentially no homologation requirements in the United States and limited certification requirements and are developing the Neibor® 300, a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to complement the smaller Neibor® 150. The Teemak™ first became commercially available in the United States in December 2021. See “Risk Factors-Risks Related to Our Business and Financial Results-Our future success depends on our ability to introduce new models and we may experience delays in launching and ramping up production of our new ECV models.”

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

	Year ended December 30
	2021	2020	2019
	(Unaudited)
Gross margin of Metro® vehicle sales	14.6%	9.7%	-7.9%
Adjusted EBITDA	$(7,032,550)	$(5,585,622)	$(11,451,897)

Gross margin of vehicle sales. Gross margin of vehicle sales is defined as gross profit of vehicle sales divided by total revenue of vehicle sales.

Adjusted EBITDA. We define Adjusted EBITDA as net (loss)/income before net interest expense, income tax expense and depreciation and amortization as further adjusted to exclude the impact of stock-based compensation expense and non-recurring or extraordinary expenses, losses, charges or gains. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations. See “-Non-GAAP Financial Measures and Non-IFRS Financial Information.”

Results of Operations

The following table sets forth a summary of our statements of operations for the periods indicated:

	Year Ended December 31,
	2021	2020	2019
	(Expressed in U.S. Dollars)
Statements of Operations Data:
Net revenues	8,576,832	5,460,003	3,575,887
Cost of goods sold	(7,073,391)	(4,889,850)	(3,699,741)
Gross profit/(loss)	1,503,441	570,153	(123,854)
Operating Expenses:
Selling and marketing expenses	(1,034,242)	(783,763)	(964,471)
General and administrative expenses	(14,978,897)	(8,735,534)	(10,959,203)
Research and development expenses	(1,478,256)	(1,365,380)	(2,145,884)
Provision for doubtful accounts	(469,702)	(319,816)	(3,598,506)
Total operating expenses	(17,961,097)	(11,204,493)	(17,668,064)

Loss from operations	(16,457,656)	(10,634,340)	(17,791,918)

Other Income (Expense):
Interest expense, net	(1,069,581)	(1,411,558)	(1,058,795)
Income (loss) from and impairment on equity method investments	15,167	(330,103)	(1,235,306)
Gain from disposal of land use rights and properties	-	7,005,446	-
Other income, net	1,090,263	173,624	580,549
Loss before income taxes	(16,421,807)	(5,196,931)	(19,505,470)
Income tax expense	-	-	-
Net loss	(16,421,807)	(5,196,931)	(19,505,470)
Less: net loss attributable to non-controlling interests	-	(31,039)	(39,455)
Net loss attributable to the Company’s shareholders	(16,421,807)	(5,165,892)	(19,466,015)

Net Revenues

The following table presents our net revenue components by amount and as a percentage of the total net revenues for the periods presented.

	Year Ended December 31,
	2021		2020		2019
	Amount	%	Amount	%	Amount	%
	(Expressed in U.S. Dollars)
Net revenues:
Vehicle Sales	$7,287,478	84.97%	$5,037,454	92.26%	$3,224,794	90.18%
Spare-part sales	195,350	2.28%	163,142	2.99%	257,303	7.20%
Other sales	1,094,004	12.75%	259,407	4.75%	93,790	2.62%
Total net revenues	$8,576,832	100.00%	$5,460,003	100%	$3,575,887	100%

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

Inventory write-downs for the year ended December 31, 2021 were approximately $1.3 million, an increase of approximately $0.6 million or approximately 75.9% from approximately $0.7 million for the year ended December 31, 2020. The increase in inventory write-downs in 2021 primarily resulted from (i) the further assessment of inventory following the relocation of the Shengzhou facility to Changxing from March 2021 to April 2021 and (ii) technical upgrades that resulted in the obsolescence of certain of our inventory.

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

Gross Profit/(Loss)

Gross profit for the year ended December 31, 2021 was approximately $1.5 million, an increase of approximately $0.9 million from approximately $0.6 million of gross profit for the year ended December 31, 2020. For the years ended December 31, 2021 and 2020, our overall gross margin was approximately 17.5% and approximately 10.4%, respectively, and our gross margin for Metro® vehicle sales was approximately 14.6% and approximately 9.7%, respectively. The increase in our overall gross margin of approximately 7.1 percentage points in 2021 was primarily driven by (i) an increase in sales volume of our Metro® vehicles especially in the US market and (ii) an increase in service revenue.

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

Provision for doubtful accounts for the year ended December 31, 2020 was approximately $0.3 million, a decrease of approximately $3.3 million or approximately 91.1% from approximately $3.6 million for the year ended December 31, 2019. The decrease in the provision for doubtful accounts in 2020 primarily resulted from the nonrecurrence of provision for doubtful accounts in 2019 related to the low probability of collection of a $2.4 million non-refundable deposit and $1.0 million of accounts receivable related to sales to a single customer in 2018. The $2.4 million provision in 2019 related to the low probability of collection of a non-refundable deposit Hangzhou Ronda Tech Co., Limited (“Ronda”) made to participate in the bankruptcy process of Anhua Automotive Co. Ltd., (“Anhua”) in 2018. We participated in the bankruptcy in an effort to further develop production capacity in China. However, due to the deterioration of Anhua’s operations and our focus on sales into the European Union and North America markets, we ceased further participation in the bankruptcy process in December 2019. As a result, we recorded full provision of the $2.4 million deposit for the year ended December 31, 2019. The $1.0 million provision to accounts receivable in 2019 was mainly related to the sales to a single customer in 2018, following our commercially reasonable efforts to collect the outstanding receivable. In the second half of 2018, we adopted stricter policies related to accounts receivable collection and required higher deposit requirements for sales orders with shorter receivable terms.

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

For the year ended December 31, 2020, Shengzhou Cenntro Machinery Co., Limited (“Shengzhou Machinery”) recognized a gain of approximately $7.0 million resulting from the sale of land use rights and properties relating to our Shengzhou facility. Our initial acquisition cost of land use rights and properties was $37.4 million and the net value of such land use rights and properties, after depreciation and amortization, was approximately $28.8 million. As of December 31, 2021, we received all the consideration from the sale of land use rights and properties of approximately $36.7 million.

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

The following table reconciles Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net loss:

	Year Ended December 31,
	2021	2020	2019
	(Unaudited)
Net loss	$(16,421,807)	$(5,196,931)	$(19,505,470)
Interest expense, net	1,069,581	1,411,558	1,058,795
Income tax expense	-	-	-
Depreciation and amortization	632,256	1,840,980	2,071,269
Share-based compensation expense	1,128,325	3,364,217	4,923,509
Transaction expenses related to the Combination and proposed IPO	6,559,095	-	-
Gain from disposal of land use rights and properties	-	(7,005,446)	-
Adjusted EBITDA	$(7,032,550)	$(5,585,622)	$(11,451,897)

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

Adjusted EBITDA is not a measurement of our financial performance under IFRS. See “-Non-GAAP Financial Measures and Non-IFRS Financial Information- Adjusted EBITDA for the Years Ended December 31, 2021, 2020 and 2019.” The information presented thereunder as to why management believes that investors’ understanding of our performance is enhanced by its presentation (in addition to U.S. GAAP financial measures), as well as the cautionary statements thereunder, apply equally in relation to the fact that Adjusted EBITDA is not a measurement of our financial performance under IFRS.

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

The following table reconciles our audited balance sheet under U.S. GAAP with our audited balance sheet under IFRS as of December 31, 2021 and 2020, respectively:

	For the Year Ended
	December 31, 2021				December 31, 2020
Balance Sheet:	U.S. GAAP	IFRS Difference		IFRS	U.S. GAAP	IFRS Difference		IFRS
Current assets
Cash and cash equivalents	$261,069,414	-		$261,069,414	$4,549,034	-		$4,549,034
Restricted cash	595,548	-		595,548	-	-		-
Accounts receivable, net	2,047,560	-		2,047,560	463,333	-		463,333
Inventories	8,139,816	-		8,139,816	4,207,990	-		4,207,990
Prepayment and other current assets, net	7,989,607	-		7,989,607	2,087,756	-		2,087,756
Receivable from disposal of land use right and properties	-	-		-	7,724,138	-		7,724,138
Amount due from related parties - current	1,232,634	-		1,232,634	1,101,144	-		1,101,144
Total current assets	281,074,579	-		281,074,579	20,133,395	-		20,133,395
		-
Non-current assets		-
Equity investments	329,197	-		329,197	-	-		-
Plants and equipment, net	1,301,226	-		1,301,226	1,039,191	-		1,039,191
Intangible assets, net	3,313	-		3,313	45,430	-		45,430
Right-of-use assets , net	1,669,381	-		1,669,381	423,304	-		423,304
Amount due from related parties - non-current	4,834,973			4,834,973	-			-
Other non-current assets, net	2,151,700	-		2,151,700	1,117,648	-		1,117,648
Total non-current assets	10,289,790			10,289,790	2,625,573			2,625,573
Total assets	$291,364,369			$291,364,369	$22,758,968			$22,758,968

Current liabilities
Accounts payable	3,678,823	-		3,678,823	3,722,686	-		3,722,686
Accrued expense and other current liabilities	4,183,263	-		4,183,263	5,743,323	-		5,743,323
Contractual liabilities	1,943,623	-		1,943,623	1,690,837	-		1,690,837
Operating lease liabilities, current	839,330	-		839,330	131,014	-		131,014
Amount due to related parties	15,756,028	-		15,756,028	3,248,777	-		3,248,777
Total current liabilities	26,401,067			26,401,067	14,536,637			14,536,637

Non-current liabilities
Other non-current liabilities	700,000			700,000	-	-		-
Operating lease liabilities, non-current	489,997			489,997	356,143			356,143
Total non-current liabilities	1,189,997			1,189,997	356,143			356,143
Total liabilities	$27,591,064			$27,591,064	$14,892,780			$14,892,780

Equity
Ordinary Shares (No par value; 261,256,254 shares issued and outstanding as of December 31, 2021)	-	-		-	1,000	-		1,000
Additional paid-in capital	374,901,939	186,157,104	(1)	561,059,043	103,112,793	(22,144,502)		80,969,291
Accumulated other comprehensive loss	(1,392,699)	1,392,699		-	(1,904,839)	1,904,839		-
Reserves	-	21,880,128	(2)	21,880,128	-	20,239,663	(3)	20,239,663
Accumulated deficit	(109,735,935)	(209,429,931)		(319,165,866)	(93,314,128)	-		(93,314,128)
Total Stockholders’ Equity	263,773,305			263,773,305	7,894,826			7,894,826

Noncontrolling interest	-	-		-	(28,638)	-		(28,638)

Total Equity	263,773,305			263,773,305	7,866,188			7,866,188
Total Liabilities and Equity	$291,364,369			$291,364,369	$22,758,968			$22,758,968

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

Contractual Obligations

In December 2020, Zhejiang Cenntro Machinery Co., Limited (“Zhejiang Machinery”) signed a non-cancellable operating lease agreement for approximately 165,800 square feet for its ECV manufacturing facility in Changxing, China. The lease period began in April 2021 and ends in March 2024. Pursuant to the agreement, we prepaid the first year of our rent obligations in February 2021 and thereafter will be obligated to pay rent in advance semiannually. The annual base rent for this facility is $487,008.

In February 2021, Cenntro Automotive Corporation (“CAC”) signed a non-cancellable operating lease agreement for warehouse and trial production use in Freehold, New Jersey (Willowbrook Road) of approximately 9,750 square feet. The lease period began in February 2021 and ends in February 2022. The annual base rent for this facility is $119,925. We currently lease the Willowbrook facility on a month-to-month basis at the same annual base rent.

In June 2021, Hangzhou *Ronda Tech Co., Limited (“Ronda”) signed two non-cancellable operating lease agreements for approximately 11,700 square feet and 3,767 square feet, respectively, of two floors of an office building in Hangzhou, China. The lease period for each lease agreement began in June 2021 and ends in May 2023. Pursuant to each agreement, we paid the first six months of our rent obligations in June 2021 and thereafter will be obligated to make rental payments in advance semi-annually. The total annual base rent under these two lease agreements is $170,617 for the term ending May 2022 and $186,866 for the term ending May 2023.

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

On December 4, 2021, Cenntro Electric Group, Inc. (“CEG”) entered into an entrustment agreement with Cedar Europe GmbH, a company organized under the laws of Germany (“Cedar”) pursuant to which we entrusted Cedar to, in Cedar’s name, obtain a lease agreement for facilities in Germany and operate such lease facility under Cedar’s name in exchange for the Cenntro’s responsibility for all expenditures and costs of the lease. On December 24, 2021, Cedar entered into a lease agreement for an approximately 27,220 square feet facility in Dusseldorf, Germany, where we now house our European Operations Facility. The lease period began on January 1, 2022 and ends on December 31, 2024. Pursuant to such lease agreement, the total annual base rent is €238,800 (or approximately $210,991) for the lease term.

On January 20, 2022, Cenntro Automotive Corporation (“CAC”) entered into an operating lease agreement (the “Jacksonville Lease”), between CAC, as tenant, the Company, as guarantor, and JAX Industrial One, LTD., a Florida limited liability company, as landlord, for a facility of approximately 100,000 square feet in Jacksonville, Florida. The lease period commenced on January 20, 2022 and ends 120 months following a five-month rent abatement period. Pursuant to the Jacksonville Lease, minimum annual rent is approximately $695,000, $722,800, and $751,710, for the first three years, sequentially, and rising thereafter.

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

E. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated and combined financial statements, the reported amounts of revenue and expenses during the reporting period and the related disclosures in the consolidated and combined financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in “Note 2-Summary of Significant Accounting Policies” of our consolidated and combined financial statements for the year ended December 31, 2021, included elsewhere in this Annual Report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

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

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments - Credit Losses (Topic 326)” (“ASU 2016-13”). ASU 2016-13 revises the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. Originally, ASU 2016-13 was effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. In November 2019, FASB issued ASU 2019-10, “Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842).” ASU 2019-10 deferred the effective date of ASU 2016-13 for all other companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. In addition, the JOBS Act provides that emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We currently qualify as an emerging growth company as defined in the JOBS Act, and we are planning to adopt this standard beginning on January 1, 2023. We are currently evaluating the potential effects of adopting the provisions of ASU No. 2016-13 on our consolidated financial statements, particularly our recognition of provision for accounts receivable.

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

D. Employees

For information about the Company’s employees, see Item 4.B of this Annual Report, “Business Overview- Human Capital Resources and Employees,” which information is incorporated herein by reference.

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

Percentage ownership is based on 261,256,254 Ordinary Shares outstanding as of March 31, 2022.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
5% Shareholders:
China Leader Group Limited (2)	20,918,659	8.0%
Directors and Executive Officers:
Peter Z. Wang (3)	71,544,342	27.4%
Edmond Cheng (4)	-	-%
Marianne McInerney	-	-%
Wei Zhong (5)	1,610,170	* %
Tony Tsai (6)	429,379	* %
Joe Tong	-	-%
Chris Thorne	-	-%
Justin Davis-Rice (7)	7,152,758	2.7%
Simon Charles Howard Tripp (8)	9,299	* %
All current directors and executive officers as a group (9 persons) (9)	80,745,948	30.9%

*	Represents beneficial ownership of less than 1%.

1)	Unless otherwise indicated, the address for each beneficial owner listed in the table above is c/o Cenntro Electric Group Limited, 501 Okerson Road, Freehold, New Jersey 07728.

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

The table below sets forth certain terms relating to Cenntro’s related party debt (dollar amounts in millions) during the year ended December 31, 2021:

Lender	Maximum Amount Borrowed (USD) (in millions)		Maturity Date	Interest Rate	Aggregate Principal Amount Outstanding as of December 31, 2021
CAG	$13.95	*	Payable on demand	Interest free	-
Cenntro Holding Limited	$0.77		Payable on demand	Interest free	-
YZ Investment	$0.31		April 2022	12%	$0.31
Mr. Peter Wang	$0.24		October 2021	8%	-
Mr. Zhong Wei	$1.12		December 2020	8-12%	-
Mr. Yeung Heung Yeung	$1.10		December 2021	12%	$1.10
Zhuhai HZ LLP	$0.61		Payable on demand	Interest free	-

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

The following table sets forth the principal and interest payments made on each of the above related party loans for the reporting period set forth below (dollar amounts in millions except interest payments):

	Principal Payments	Interest Payments
	For the year ended December 31,
	2021	2021
Lender	(in millions)
CAG	$4.52	-
Cenntro Holding Limited	-	-
YZ Investment	-	-
Mr. Peter Wang	$0.07	$0.02
Mr. Zhong Wei	$0.78	$0.17
Mr. Yeung Heung Yeung	-	-
Zhuhai HZ LLP	$0.94	-

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

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations - Taxation of Dividends.”

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

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of Ordinary Shares. See “Australian Tax Considerations - Tax on Sales or other Dispositions of Shares.”

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

This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax-exempt organizations, employee share scheme participants or beneficiaries of deceased estates). In addition, this summary does not discuss any state or foreign tax considerations, other than Australian stamp duty. Australia’s tax laws and the Australia - U.S. Double Tax Agreement (“DTA”) are subject to change (or changes in interpretation), possibly with retroactive effect and investors are urged to consult their tax advisors regarding the Australian and foreign tax considerations of the purchase, ownership and disposition of the Ordinary Shares.

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

Dividend WHT will be imposed at 30%, unless a Foreign Shareholder is a resident of a country with which Australia has a DTA and qualifies for the benefits of that DTA. Under the provisions of the current Australia - U.S. DTA, the rate of Australian tax to be withheld on unfranked dividends paid by the Company (which are not declared to be CFI) to which a tax resident of the U.S. is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting power in the Company.

If a Foreign Shareholder is a company that is a tax resident of the U.S., holds 10% or more of the voting power in the Company and is beneficially entitled to dividends from the Company, the rate of Australian dividend WHT is limited to 5%. In limited circumstances, the dividend WHT rate can be reduced to nil.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Foreign Shareholders will not be subject to Australian capital gains tax (“CGT”) on the gain made on a sale or other disposal of shares in the Company, unless they, broadly, together with associates, hold 10% or more of the issued capital in the Company, at the time of disposal or for 12 months of the last 2 years

Foreign Shareholders who, together with associates, own a 10% or more interest would be subject to Australian CGT if more than 50% of the Company’s direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Relief from Australian CGT is unlikely to be provided by the Australia - U.S. DTA. Net capital gains are calculated after deducting capital losses (including carry forward net capital losses provided that the relevant loss utilization tests have been satisfied), noting that capital losses can only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

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

For information about our audit committee financial expert, see Item 6.C of this Annual Report, “Board Practices-Financial Experts on Audit Committee,” which is incorporated herein by reference.

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

	Year ended December 31,
	2021	2020
Marcum Bernstein & Pinchuk LLP
Audit Fees	$309,000	$226,600
Audit-related fees	$82,400	-
Tax fees	-	-
All Other Fees	-	-
Total	$391,400	$226,600

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

* Previously Filed

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

Dated: August 5, 2022

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